Form 20-F
period 2018-12-31
QUEBECOR MEDIA INC
filed 2019-03-26
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report......

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

79,377,062.24 Common Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

EXPLANATORY NOTES

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Corporation” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly-owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our wholly-owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly-owned subsidiary Quebecor Media Printing (2015) Inc.; all references to “Quebecor Media Network” are references to our wholly-owned subsidiary Quebecor Media Network Inc.; all references to “MediaQMI” are references to our wholly-owned subsidiary MediaQMI Inc.; all references to “CEC Publishing” are references to our wholly-owned subsidiary CEC Publishing Inc.; all references to “Sogides Group” are references to our wholly-owned subsidiary Sogides Group Inc.; all references to “Select Music” are references to our wholly-owned subsidiary Select Music Inc; all references to “NumériQ” are references to NumériQ Inc.; and all references to “Fibrenoire” are references to Fibrenoire Inc. All references in this annual report to “Quebecor” or “our parent corporation” are references to Quebecor Inc.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to our “Senior Notes” are references to, collectively, our 5¾% Senior Notes due 2023 originally issued on October 11, 2012 and our 6 5/8% Senior Notes due 2023 originally issued on October 11, 2012.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, Numeris, the Canadian Circulation Audit Board, the Alliance for Audited Media, Vividata and ComScore Media Metrix. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Industry and company data is approximate and may reflect rounding in certain cases.

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper or magazine and is measured by an independent survey conducted by Vividata. According to the Q3 2018 Vividata study (the “Vividata Study”), the most recent available survey for 2018, readership estimates are based on a multiplatform readership metric of the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper or magazine during a given period equal to the publication interval of the newspaper or magazine. Market share and audiometry information for French speaking viewers in the Province of Québec is based on a survey conducted by Numeris and referenced as Numeris – French Quebec, January 1 to December 31, 2018, Mon-Sun, 2:00 – 2:00, All 2+.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicator

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS. We use these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”), cash flows from segment operations and free cash flows from continuing operating activities, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted EBITDA, cash flows from segment of operations, free cash flows from continuing operating activities, revenue-generating unit (“RGU”) and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects — Key Performance Indicator”. We also provide a definition of adjusted EBITDA in footnote 3 to the tables under “Item 3. Key Information — A. Selected Financial Data”, and a reconciliation of adjusted EBITDA to the most directly comparable financial measure under IFRS under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and in footnote 3 to the tables under “Item 3. Key Information — A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operating activities in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2018.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  our ability to successfully continue developing our network and facilities-based mobile services;

•                  general economic, financial or market conditions and variations in our Telecommunications, Media and Sports and Entertainment businesses;

•                  the intensity of competitive activity in the industries in which we operate;

•                  fragmentation of the media landscape;

•                  new technologies that might change consumer behaviour toward our product suite;

•                  unanticipated higher capital spending required to deploy our network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•                  our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•                  disruptions to the network through which we provide our digital television, Internet access, telephony and Club illico services, and our ability to protect such services from piracy, unauthorized access or other security breaches;

•                  labour disputes or strikes;

•                  changes in our ability to obtain services and equipment critical to our operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A -                                Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2018, 2017, 2016, 2015 and 2014. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2018, 2017, 2016, 2015 and 2014 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2018. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 are not included in this annual report. Our consolidated financial statements as at December 31, 2018, 2017, 2016, 2015 and 2014 and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 is included in this annual report.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

Year Ended December 31,
2018	2017	2016	2015	2014
(1) (2)	(1) (2)	(1) (2)	(1) (2)
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$3,382.0	$3,287.8	$3,192.3	$3,018.1	$2,846.7
Media	728.6	769.9	789.2	812.7	704.2
Sports and Entertainment	182.1	181.3	185.0	187.6	168.2
Inter-segment	(111.7)	(113.9)	(109.4)	(116.5)	(89.9)
4,181.0	4,125.1	4,057.1	3,901.9	3,629.2

Employee costs	(696.6)	(706.2)	(707.9)	(694.4)	(650.6)
Purchase of goods and services	(1,752.0)	(1,799.7)	(1,789.9)	(1,735.4)	(1,550.7)
Depreciation and amortization	(717.9)	(705.3)	(648.5)	(690.1)	(658.3)
Financial expenses	(280.5)	(281.8)	(302.0)	(309.2)	(323.8)
Loss on valuation and translation of financial instruments	(0.9)	(2.4)	(2.1)	(3.8)	(3.1)
Restructuring of operations, litigation and other items	(29.8)	(17.2)	(28.5)	117.2	(49.6)
Gain on sale of spectrum licences	—	330.9	—	—	—
Impairment of goodwill and other assets	—	(43.8)	(40.9)	(230.7)	(81.0)
Loss on debt refinancing	—	(15.6)	(7.3)	(12.1)	(18.7)
Income taxes	(166.6)	(141.2)	(143.3)	(112.7)	(108.4)
Income (loss) from discontinued operations	3.8	18.2	1.0	(20.1)	(81.6)

Net income	$540.5	$761.0	$387.7	$210.6	$103.4
Income (loss) from continuing operations attributable to:
Shareholders	534.3	747.6	399.3	249.3	202.7
Non-controlling interests	2.4	(4.8)	(12.6)	(18.6)	(17.7)
Net income (loss) attributable to:
Shareholders	538.1	765.8	400.3	230.8	124.2
Non-controlling interests	2.4	(4.8)	(12.6)	(20.2)	(20.8)

OTHER FINANCIAL DATA AND RATIO:
Adjusted EBITDA(3) (unaudited)	$1,732.4	$1,619.2	$1,559.3	$1,472.1	$1,427.9
Additions to property, plant, equipment and intangible assets other than spectrum licenses	750.1	743.7	794.3	789.6	743.7
Additions to spectrum licenses	—	—	—	219.0	217.4
Comprehensive income	519.8	830.4	396.9	158.2	45.3
Comprehensive income (loss) attributable to:
Shareholders	517.2	834.9	406.8	179.4	70.4
Non-controlling interests	2.6	(4.5)	(9.9)	(21.2)	(25.1)

Ratio of earnings to fixed charges (4) (unaudited)	3.3	x	4.0	x	2.7	x	2.0	x	1.6	x

	As at December 31,
	2018	2017	2016	2015	2014
		(1)	(1)	(1)	(1)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$21.0	$864.9	$20.7	$18.6	$395.3
Total assets	10,097.5	9,921.0	9,458.6	9,405.4	9,180.5
Total debt (current and long-term portions)	6,375.0	5,311.7	5,638.1	5,800.6	5,201.8
Capital stock	3,019.7	3,630.8	3,701.4	3,801.4	4,116.1
Equity attributable to shareholders	1,335.9	2,458.7	1,767.7	1,460.9	1,865.2
Dividends or distributions to shareholders	100.0	100.0	100.0	100.0	100.0
Number of common shares outstanding	79.4	95.4	96.0	96.0	103.3

(1)    Prior period figures have been restated to reflect the adoption of IFRS 15, Revenues from Contracts with Customers. Refer to note 1(b) of our consolidated financial statements for more details.

(2)    In 2019, we sold our data centers operations. The results of operations and cash flows related to this business were reclassified as discontinued operations.  Refer to note 30 of our consolidated financial statements for more details.

(3)    In our analysis of operating results, we define adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations. Adjusted EBITDA as define above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our parent corporation, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and of its business segments. Adjusted EBITDA is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in our segments. We also use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Our definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted EBITDA is calculated from and reconciled to net income under IFRS for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 in the table below:

	Year Ended December 31,
	2018	2017	2016	2015	2014
		(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions)
Reconciliation of adjusted EBITDA to net income

Adjusted EBITDA
Telecommunications	$1,677.0	$1,557.8	$1,510.9	$1,417.1	$1,375.9
Media	55.3	69.3	53.9	60.1	50.4
Sports and Entertainment	5.0	6.2	2.3	(1.6)	5.3
Head office	(4.9)	(14.1)	(7.8)	(3.5)	(3.7)
	1,732.4	1,619.2	1,559.3	1,472.1	1,427.9
Depreciation and amortization	(717.9)	(705.3)	(648.5)	(690.1)	(658.3)
Financial expenses	(280.5)	(281.8)	(302.0)	(309.2)	(323.8)
Loss on valuation and translation of financial instruments	(0.9)	(2.4)	(2.1)	(3.8)	(3.1)
Restructuring of operations, litigation and other items	(29.8)	(17.2)	(28.5)	117.2	(49.6)
Gain on sale of spectrum licences	—	330.9	—	—	—
Impairment of goodwill and other assets	—	(43.8)	(40.9)	(230.7)	(81.0)
Loss on debt refinancing	—	(15.6)	(7.3)	(12.1)	(18.7)
Income taxes	(166.6)	(141.2)	(143.3)	(112.7)	(108.4)
Income (loss) from discontinued operations	3.8	18.2	1.0	(20.1)	(81.6)

Net income	$540.5	$761.0	$387.7	$210.6	$103.4

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

In our cable business, we compete against incumbent local exchange carriers (“ILECs”), the primary one in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. Such primary ILEC has rolled out its own Internet protocol television (“IPTV”) service throughout the country but more specifically in Montréal (including a portion of the greater Montréal area), in Québec City, and in other locations in the Province of Québec. It has also secured licenses to launch video distribution services using video digital subscriber line (“VDSL”) technology. We also compete against providers of direct broadcast satellite (“DBS”, which in Canada are also referred to as “DTH” for “direct-to-home” satellite providers), multichannel multipoint distribution systems, and satellite master antenna television systems. The direct access to some broadcasters’ websites that provide streaming in high-definition (“HD”) of video-on-demand (“VOD”) content is also available for some of the channels we offer in our television programming. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, over-the-top (“OTT”) content providers, such as Netflix, Apple TV and Amazon Prime Video, as well as Canadian services such as Crave TV, compete for viewership and a share of the monthly entertainment spending currently allocated to traditional cable television and cable service VOD offerings.

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

In our Internet access business, we compete against other ISPs offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering download speeds comparable to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third-party ISP competitors for them to provide retail Internet access services. These third-party ISP competitors may also provide telephony, television services, IPVS and networking applications. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where these third-party ISP competitors have been particularly active and aggressively pricing their services. Certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

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

In relation to our Media segment, the media industry is experiencing rapid and significant technological changes, which have resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Consumers are spending an increasing amount of time on the Internet and on mobile devices, and are increasingly viewing content on a time-delayed or on-demand basis from the Internet, on their televisions and on portable devices. These alternative technologies may increase audience fragmentation, reduce our Media segment business’ ratings, readership or circulation levels or have an adverse effect on advertising revenues from local and national advertisers. Furthermore, in our video distribution markets, industry regulators have authorized DTH, microwave services and VDSL services, and may authorize other alternative methods of transmitting television and other content with improved speed and quality.

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

We may not be able to successfully compete with existing or newly developed alternative technologies, such as advanced LTE technologies leading to and complementing fifth-generation (5G) telecommunication technologies, 5G telecommunication technologies, Software-defined networking (SDN), Network function virtualization (NFV) and virtual reality technologies, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementations may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition and results of operations.

5G technology is evolving rapidly and the world’s first standards-based commercial launches are expected in 2019, while smartphones are generally expected to support 5G technology in late 2019 or 2020. It is expected that early 5G ecosystems will operate on three distinct spectrum bands: 3.5 GHz, millimetre wave (mmWave) spectrum (28 GHz and 37—40 GHz) and 600 MHz. Globally, 3.5 GHz spectrum is becoming the primary band for 5G mobile coverage. In Canada, 3.5 GHz was auctioned for fixed wireless access (FWA) between 2004 and 2009; it is currently not licensed for mobile applications and is largely held by Inukshuk (a joint venture owned by Bell and Rogers) in most urban markets. Innovation, Science and Economic Development Canada (“ISED”) is expected to claw back a portion of Inukshuk’s 3.5 GHz spectrum holdings and re-auction it for flexible use (permitting the deployment for mobile applications, such as 5G). Depending on the amount of 3.5 GHz spectrum clawed back and re-auctioned, there is a risk that we may end up with less 3.5 GHz spectrum than desired and would not be able to compete equally on network speeds and 5G capacity. Meanwhile, if ISED converts 3.5 GHz spectrum to mobile use before the 3.5 GHz auction concludes, current holders would have access to 5G spectrum before us and could gain a time to market advantage. Also, with regards to the 600 MHz spectrum auctioned in March 2019, there is a risk that we might not be able to purchase the spectrum required to compete equally on network speeds and 5G capacity. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

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

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand and enhance our networks, systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television, Internet of Things, IPTV and television everywhere/every platform requiring Internet protocol delivery technology, as well as the introduction of virtual reality and home automation.

New technologies in the telecommunication industry are evolving faster than the historical investment cycle in the industry. The introduction of new technologies and their pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of our existing assets.

The demand for wireless data services has been growing at high rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by ISED. If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing, maintaining and enhancing our mobile network and any new market standards requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint operation of our LTE network. A geographical expansion, densification or further upgrade of our mobile network may require us to incur significant costs and to make significant capital expenditures. See also “Item 4. Information on the Corporation — Business Overview - Telecommunications.”

There can be no assurance that we will be able to generate or otherwise obtain the funds to finance any portion of these capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, or if, for any reason, the agreement with our partner governing the joint operation of our LTE network is terminated or not renewed and we are unable to enter into similar agreements with respect to further upgrades of our mobile network or generate sufficient funds or obtain additional financing to expand and enhance our mobile network, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation, and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

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

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multiplatform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, enhancing our advanced broadband network, pursuing enhanced content development, further integrating the operations of our subsidiaries, leveraging geographic clustering, and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, and other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments that may affect our ability to implement our business strategies if we are unable to secure additional financing on acceptable terms or to generate sufficient funds internally to cover those requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects, and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating expenditures in the future in order to offer new products and services to our customers. We can provide no assurance that we will be successful in developing such new products and services in relation to these engagements, including the marketing of new revenue sources.

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

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, adopt new technologies that reduce costs or implement other cost-reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in loss of clients, price increases or reduced profitability.

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

We have made and are continuing to make significant investments in an effort to develop our Sports and Entertainment business. Some of these investments require significant expenditures and management attention. The success of such investments involves numerous risks that could adversely affect our growth and profitability, including the following risks: that investments may require substantial financial resources that otherwise could be used in the development of our other businesses; that we will not be able to achieve the benefits we expect from our investments in the same timeline as our other businesses; and, specifically with regards to the Videotron Center, that we might not be able to maximize its profitability due to the fact that we do not have a main tenant nor operate in a major market.

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

Advertising revenue is the primary source of revenue for our Media segment. Our revenues and operating results in these businesses depend on the relative strength of the economy in our principal markets, as well as the strength or weakness of local, regional and national economic factors. These economic factors affect the levels of retail and national advertising revenues of our media properties. Since a significant portion of our advertising revenues is derived from retail, automotive and consumer packaged goods sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our Media segment. Advertising consolidation, supported by an international coalition of advertising agencies, is disrupting the demand model and exerting strong downward pricing pressure on our advertising inventories. Continuing or deepening softness in the Canadian or U.S. economy could further adversely affect key national advertising revenues.

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

The launch of new products and services may not be as profitable as anticipated.

We are investing in the launch of new products and services. During the period immediately following the launch of a new product or service, revenues are generally relatively modest, while initial operating expenses may prove more substantial. Furthermore, although we believe in the potential associated with this strategy, there is a possibility that the anticipated profitability could take several years to materialize or may never materialize.

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

We provide our cable television, Internet access, cable telephony and mobile telephony services through a primary headend and through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

The ordinary course of our telecommunications, media and data-storage businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our systems, infrastructure, networks and processes, including those of our suppliers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Although we have implemented and regularly review and update processes and procedures to protect against signal interruption, unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our systems, infrastructure, networks and processes, we cannot assure that our systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

In addition, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our information assets as well as efforts to improve the overall governance over information security and the controls within our IT systems, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues and customers from business interruption and litigation. As part of our risk mitigation, contractual risk transfer with our clients and suppliers is worded to limit our liability and we purchase cyber liability insurance to cover the residual liability as per standard business practices. However, our contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the insurance coverage we maintain.

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

We are dependent upon our information technology systems and those of certain third-parties. The inability to maintain and enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories providing geopolitical risk. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

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

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a single or limited number of suppliers and therefore we face the risks of supplier disruption, including due to geopolitical events, business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2018, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us and our subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2018, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $887.0 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to maintain a cash balance until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial condition and prospects.

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

If we determine to sell individual properties or other assets or businesses, we will benefit from the net proceeds realized from such sales. However, our revenues may suffer in the long term due to the disposition of a revenue generating asset, the timing of such dispositions may be poor, causing us to fail to realize the full value of the disposed asset or the terms of such dispositions may be overly restrictive to us or may result in unfavorable post-closing price adjustments if some conditions are not met, all of which may diminish our ability to repay our indebtedness at maturity.

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

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Although the federal government eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC introduced some form of rate regulation following its commonly referred to as “Lets talk TV” public consultation on television broadcasting and distribution. Consequently, we must offer a reduced basic service at $25 since March 1, 2016 and offer all specialty services “à la carte”, since December 1, 2016. Moreover, the CRTC adopted a Wireless Code and a Television Service Provider Code which regulate numerous aspects of the provision of retail wireless services and retail television services, and is now considering the adoption of an Internet Code to regulate numerous aspects of the provision of retail Internet services. Finally, the CRTC initiated a proceeding in February 2019 to review its regulatory framework related to the provision of wireless services. This review could result in the introduction of mandatory resale into the wireless marketplace, to the detriment of facilities-based wireless competitors. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

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

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on our customer buying practices and/or a material adverse effect on our business (including how we provide products and services), prospects, results of operations and financial condition. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Notably, in June 2018, the Government of Canada issued terms of reference for a comprehensive review of the Broadcasting Act, the Telecommunications Act and, as required, the Radiocommunication Act. The review is being conducted by a panel of external experts, which is expected to issue its final report and recommendations in January 2020. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

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

Videotron’s AWS-1 licenses were issued in December 2008 for a 10-year term. These licences were renewed in December 2018 for a 20-year term. A public consultation process is expected to be initiated shortly regarding the licence fees to be paid during the renewal term.

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

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. Several third-party ISPs are interconnected to our cable network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will involve third-party ISPs provisioning their own regional transport services. They will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services. In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the tariff rates for the existing aggregated wholesale services. A second tariff proceeding is under way to set revised final rates for these services while work moves forward on implementing the disaggregated services. Rulings in both tariff proceedings are expected in the first half of 2019. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We are subject to a variety of environmental laws and regulations and may be adversely impacted by climate change.

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

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products”, which sets certain recovery targets and which may require us to monitor and adjust our practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on our reputation and brands.

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

Finally, climate change has the potential, through an increase in extreme weather events, to disrupt our operations by damaging infrastructure and increasing stress on our telecommunications network.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2018, we had $6.40 billion of consolidated long-term debt (long-term debt plus bank indebtedness). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2018, we had approximately $1.21 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 18 to our audited consolidated financial statements for the year ended December 31, 2018 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

Since December 31, 2015 we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•                  We have continued to actively develop Videotron’s mobile network. As of December 31, 2018, Videotron’s mobile telephony services covered the Province of Québec (8.4 million people) and Eastern Ontario. During 2018, we activated 129,800 net new lines on our advanced mobile network at a pace of approximately 10,800 net new lines per month, bringing our total mobile customer base to 1,153,800 activated lines.

•                  On February 22, 2019, TVA Group reached an agreement to acquire the companies in the Incendo Media Inc. group, a Montréal-based producer and distributor of television products for international markets, for approximately $19.5 million, subject to certain adjustments.

•                  On February 15, 2019, we amended our $300.0 million secured revolving credit facility to extend the maturity to July 2022. Some of the terms and conditions related to these credit facilities were also amended.

•                  On February 13, 2019, TVA Group closed the acquisition of the companies in the Serdy Média inc. group, which owns and operates the Évasion and Zeste specialty channels, along with the companies in the Serdy Video Inc. group, for a total consideration of $24.0 million.

•                  On January 24, 2019, Videotron sold its 4Degrees Colocation data centers operations for an amount of $261.6 million which was fully paid in cash at the date of transaction. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years.

•                  On January 7, 2019, we announced certain senior management changes whereby (i) Jean-François Pruneau, formerly Senior Vice President and Chief Financial Officer of Quebecor Media, was appointed President and Chief Executive officer of Videotron, in replacement of Manon Brouillette who stepped down for personal reasons, (ii) Hugues Simard was appointed Chief Financial Officer of Quebecor Media, in replacement of Jean-François Pruneau and (iii) Marc Tremblay was appointed Chief Operating Officer of Quebecor, while retaining his responsibilities as Chief Legal Officer and Corporate Secretary.

•                  On November 26, 2018, Videotron increased its secured revolving credit facility from $965.0 million to $1.5 billion and extended its maturity to July 2023. Some of the terms and conditions related to these credit facilities were also amended.

•                  On October 15, 2018, we launched QUB radio, a new online and mobile audio app platform with a live radio stream and a library of podcasts.

•                  On September 13, 2018, Videotron launched Fizz, a dynamic and competitive new mobile and Internet brand that delivers mobile telephony and Internet service featuring advantageous pricing, a fully digital experience and user autonomy.

•                  On August 27, 2018, TVA Group acquired all the shares of Audio Zone Inc., a film production and audiovisual services company that provides postproduction sound services.

•                  On August 13, 2018, we acquired LC Media Inc. (“LC Media”), owner of Le Guide de l’auto, an authoritative car guide published by Quebecor’s Les Éditions de l’Homme.

•                  On May 8, 2018, Quebecor and the Corporation entered into an agreement with CDP Capital d’Amérique Investissements inc. (“CDP Capital”) to repurchase all of the shares of Quebecor Media still held by CDP Capital for a value of $1.69 billion. On May 11 and June 22, 2018, we repurchased for cancellation a total of 16,064,215 of our Common Shares held by CDP Capital, representing approximately 91.1% of CDP Capital’s interest before closing, for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital, representing approximately 8.9% of CDP Capital’s interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor.

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

•                  On July 6, 2017, Quebecor Media announced that it had repurchased for cancellation 541,899 of its common shares from CDPQ for an aggregate purchase price of $37.7 million, paid in cash. On the same date, Quebecor Media also paid off a security held by CDPQ for $6.2 million. Following the transaction, Quebecor’s interest in Quebecor Media increased from 81.07% to 81.53% and CDPQ’s interest decreased from 18.93% to 18.47%.

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

•                  On February 16, 2017, Quebecor announced corporate management changes. Pierre Karl Péladeau returned to the position of President and Chief Executive Officer of Quebecor and Quebecor Media, replacing Pierre Dion.

•                  On January 10, 2017, TVA Sports became the exclusive French-language broadcaster of the Montreal Impact, as well as an official broadcaster of the Major League Soccer (“MLS”) for the next five years. In 2018, the agreement was extended by one additional year until 2022.

•                  On December 2, 2016, Videotron issued a notice for the redemption of an aggregate principal amount of $175.0 million of its outstanding 6 7/8% Senior Notes issued on July 5, 2011 and due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $181.0 million.

•                  On November 15, 2016, Videotron announced that it has begun implementing Data over Cable Service Interface Specification (“DOCSIS”) 3.1 technology on its network. This new-generation technology developed by the CableLabs consortium, of which Videotron is a member, may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. Videotron has now fully deployed DOCSIS 3.1 modems on its network and adapted its equipment and working protocols to this technology.

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

B -                           Business Overview

Overview

We are one of Canada’s leading telecommunications and media companies, with activities in mobile and cable telephony services, Internet access, cable television, OTT video services, business solutions, broadcasting, soundstage and equipment rental, newspaper publishing and distribution, specialized websites, book and magazine publishing and distribution, rental and distribution of video games and game consoles, music production and distribution, out-of-home advertising, operation and management of a world class entertainment venue, ownership and management of Québec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through our Videotron subsidiary, we are a premier mobile and cable communications service provider. We hold leading positions through our Media segment and our Sports & Entertainment segment in the creation, promotion and distribution of entertainment and news, and in Internet-related services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of properties and to leverage the value of our content across multiple distribution platforms.

Our subsidiaries operate in the following business segments: Telecommunications, Media and Sports & Entertainment.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including the Le SuperClub Vidéotron stores, our Videotron-branded stores and kiosks, as well as our Videotron authorized dealers, assists us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis. We operate Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market based on the average readership estimates survey published by the Vividata Study. Through our TVA Group subsidiary, we are the largest private sector broadcaster of French-language entertainment, news and public affairs programs in North America in terms of market share and the leading French-language magazine publisher in the Province of Québec.

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

Differentiated Bundled Services and New Products

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services, products and content, including digital television, cable Internet access, VOD, subscription-based OTT entertainment service (“Club illico”) and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data, in a portion of our territory, at a speed higher than currently offered by standard DSL technology. We also offer one of the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these three illico platforms.

During the fall of 2018, we announced the launch of two new products: Fizz and Helix. Fizz is a new mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, a fully digital experience and user autonomy. It has been developed to respond to the technological needs and behaviours of Generation Z and millennials and to expand our market share in this business segment. Fizz offers its customers an online community that provides a completely new, 100% digital experience focused on simplicity, autonomy and sharing, thus enhancing the traditional mobile carrier and Internet services. Helix is a new technology platform that is expected to be rolled out in 2019. Helix is destined to accompany our customers’ new connected lives through a new digital ecosystem based on the Comcast Xfinity X1 platform. Helix is built around the voice-controlled assistant technology that is transforming home connectivity. Helix will provide smarter and more powerful Wi-Fi, an enhanced TV experience through IP technology and seamless integration of Web content platforms, and home automation services, in order to provide for a streamlined, human-scale connected home. The various components of Helix are expected to be unveiled, in greater detail, in 2019.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, VOD, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will continue to be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

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

•                  Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French-language programming broadcaster in North America, a leading producer of French-language programming, the leading French-language newspaper publisher in the Province of Québec for daily paid newspapers and a leading French-language digital news and information network in the Province of Québec. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and television channels to our other media platforms, the sharing of editorial content between our various businesses composing our Media segment and QMI Agency, the acquisition and subsequent sharing of content between our various businesses through QMI Content, the development of a strong live event-oriented segment through our Sports and Entertainment segment, including the Videotron Centre, our two QMJHL hockey franchises, the broadcast of hockey games on our TVA Sports channels following an agreement with Rogers and the National Hockey League (“NHL”) whereby TVA Sports became the NHL’s official French-language broadcaster in Canada, the broadcast of soccer games on our TVA Sports channels following our agreement with The Montreal Impact and MLS whereby TVA

Sports became the exclusive broadcaster of Montreal Impact games in French, and the integration of advertising assets with the creation of our sales services through Quebecor Media Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•                  Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (such as Wideband Internet technology, IPTV and products and services leveraging our mobile network, including the recently announced launch of Fizz and Helix) and by the continuing penetration of products and services such as digital cable services, cable Internet access, mobile telephony and OTT video services, as well as HD and UHD television, VOD, and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of these products and services will result in increased ABPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

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

•                  Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 79% of the Province of Québec’s estimated 3.7 million premises. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty.

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

•                  Manage investments through success-driven capital spending, technology improvements and operational leverage. In our Telecommunications segment, we support the growth in our customer base and bandwidth requirements through strategic success driven modernizations of our network and increases in network capacity. In addition, we continuously seek to optimize expenses and gain operational leverage expenses.

•                  Diversification of Revenues. In our Media segment, we believe that diversifying our revenue streams, which are heavily dependent on the advertising carried by our conventional television network, is critical to future growth and profitability and we will thus continue to explore investments in businesses that are expected to diversify our revenue streams as a growth strategy.

Telecommunications

Through Videotron, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 79% of an estimated 3.7 million premises. The deployment of our LTE wireless network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader. Our products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business is a premier full-service telecommunications provider servicing small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunications segment. Products and services include cable television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, audio and video transmission.

On January 7, 2016, Videotron acquired Fibrenoire, a company that provides fibre-optic connectivity services. This acquisition has enabled Videotron Business and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity.

We own a 100% voting and 100% equity interest in Videotron.

We are also engaged in retail and rental of the suite of Videotron products and services through our Le SuperClub Videotron subsidiary, our Videotron-branded stores and kiosks and our authorized dealership network.

Products and Services

Videotron currently offers its customers cable services, mobile telephony services, OTT video services and business telecommunications services.

Cable Services

Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. In 2015, we introduced the illico 4K set-top box on the market. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and store up to 115 hours of UHD recording. We intend to continue to develop and to deploy additional value-added services to further broaden our service offerings. In doing so, on August 29, 2017, Videotron announced a multiyear agreement with multinational media and technology company, Comcast. This strategic partnership is aimed at developing and delivering an IPTV service based on Comcast’s XFINITY X1 platform. This platform will be marketed under our Helix brand.

•                  Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 400 Mbps to more than 99% of our homes passed. The launch of a new consumer Internet high speed service, with download speeds of up to 940 Mbps is also available to more than 45% of our homes passed. As of December 31, 2018, we had 1,704,500 cable Internet access customers, representing 58.6% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52% as of December 31, 2018.

•                  Digital Television. We have installed headend equipment through an hybrid fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. In accordance with CRTC regulations, we offer a basic package including 23 basic television channels, access to VOD and interactive programming guide. Furthermore, all of our custom packages include the basic package, 52 audio channels providing digital-quality music, 40 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of 392 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels.

As of December 31, 2018, we had 1,597,300 customers for our digital television service, representing 54.9% of our total homes passed.

•                  Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to customers who subscribe to more than one of our services. As of December 31, 2018, we had 1,113,900 subscribers to our cable telephony service, representing a penetration rate of 38.3% of our homes passed.

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

In August 2015, Videotron launched the Unlimited Music service, which allowed some mobile customers to stream music through the most popular online platforms without using data from their mobile plan. On April 20, 2017, the CRTC ordered Videotron to stop offering unlimited data to its customers and consumers for streaming or listening to music by July 19, 2017. This deadline was later extended to August 4, 2017.

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

Videotron has kept its wireless spectrum licences (Band 4 – AWS1, Band 66– AWS3, band 7– 2500MHz and Band 13 – 700MHz) for the Province of Quebec and Eastern Ontario.

As of December 31, 2018, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2018, there were 1,153,800 lines activated on our wireless network, representing a year-over-year increase of 129,800 lines (12.7%).

Club illico

Our subscription based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico started funding the production of television series and offering them in their first broadcast window, prior to their linear broadcast. On November 15, 2017, Videotron launched the Club illico mobile application. As of December 31, 2018, 127,100 customers had downloaded this application.

On December 31, 2018, the Club illico service had 420,800 subscribers.

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

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands of customers)
Revenue-generating units (RGUs)	5,990.3	5,881.1	5,765.4	5,647.5	5,479.3
Mobile Telephony
Mobile telephony lines	1,153.8	1,024.0	893.9	768.6	632.8
Cable Internet
Cable Internet customers	1,704.5	1,666.5	1,612.8	1,568.2	1,537.5
Penetration(1)	58.6%	58.0%	56.8%	55.9%	55.4%
Cable Television
Basic customers(2)	1,597.3	1,640.5	1,690.9	1,736.9	1,782.3
Penetration(1)	54.9%	57.1%	59.6%	61.9%	64.2%
Digital customers(3)	1,597.3	1,640.5	1,587.1	1,570.6	1,553.6
Penetration(4)	100%	100.0%	93.9%	90.4%	87.2%
Cable Telephony
Cable telephony lines	1,113.9	1,188.5	1,253.1	1,316.3	1,349.0
Penetration(1)	38.3%	41.4%	44.1%	46.9%	48.6%
Club illico
Over-the-top video customers	420.8	361.6	314.7	257.5	177.7
Homes passed(5)	2,907.9	2,873.7	2,839.3	2,806.0	2,777.3

(1)         Represents customers (or telephony lines) as a percentage of total homes passed.

(2)         Basic customers are customers who receive basic cable service in either the analog or digital mode.

(3)         At the end of 2018, substantially all subscribers to the analog cable television service had migrated to digital service.

(4)         Represents customers for the digital service as a percentage of basic customers.

(5)         Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet access and mobile and cable telephony services, as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2018, the average monthly invoice on recurring subscription fees per residential customer was $120.53 (representing a 1.7% year-over-year increase) and approximately 77% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable

As of December 31, 2018, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.9 million homes and serving approximately 2.3 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 79% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We currently build our network by implementing cells of 125 homes (which can evolve to 64 homes). As a result of the modernization of our network, our network design now provides for average cells of 163 homes throughout our footprint. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells, which is critical to our advanced services, such as VOD, Switched Digital Video Broadcast and the continued expansion of our interactive services.

Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 12 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 homes aggregation point. Each of these wavelengths is dedicated to the specific requirements of 250 homes. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2022.

DOCSIS 3.1 is currently deployed to provide data service at speeds of up to 940 Mbps. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which Videotron is a member, which may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. Videotron uses the latest cablelabs DOCSIS 3.1 standard on the network, which will allow multigigabit downstream speeds. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz.  The maximum theoretical gain is 50% in the downstream direction (from the network to the user) and 100% in the upstream direction (from the user to the network), and upcoming live deployments will indicate which proportion of these theoretical limits can be achieved.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. 86% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investments in our network will be required.

Mobile Telephony

As of December 31, 2018, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching — or MPLS — protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage and increasing download speeds. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between Videotron customers, enabling users to experience HD sound quality on the LTE network.

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

During 2018, Videotron maintained its HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view their cable connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•                  develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average billing per unit — or ABPU — customer retention and operating margins;

•                  continue to rapidly deploy advanced products on all our services — cable, Internet access, telephony, Club illico and mobile — to maintain and increase our leadership and consequently, to gain additional market share;

•                  design product offers that provide greater opportunities for customer entertainment and information;

•                  deploy strong retention strategies aiming to maintain our existing customer base and to increase our ABPU;

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

•                  leverage the retail presence of our Videotron-branded stores and kiosks, Le SuperClub Vidéotron, third-party commercial retailers, and authorized distributors;

•                  maintain and promote our leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to our existing and future customers;

•                  introduce new value added packages of products and services, which we believe will increase ABPU and improve customer retention;

•                  leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers; and

•                  develop new products and services to respond to the technological needs and customer behaviours.

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

Programming

We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer’s decision to subscribe to, and retain, our cable services. We devote resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including all major Canadian media groups.

Our programming contracts generally provide for a fixed term of up to five years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

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

Retail Sector

Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony. Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 55 retail locations as of December 31, 2018, with 38 of these retail locations also offering our suite of telecommunication services and products,

Media

Our Media segment is dedicated to entertainment and news media which includes the operations of TVA Group, MediaQMI, Quebecor Media Out-of-Home, Quebecor Media Network, Quebecor Media Printing and NumériQ. Our Media segment has activities in broadcasting, film production and audiovisual services, magazine publishing, newspaper publishing and other media related operations.

Quebecor Media owns 68.37% of the equity interest and controls 99.97% of the voting power in TVA Group. Quebecor Media also owns 100% of the voting and equity interests of MediaQMI, Quebecor Media Network, Quebecor Media Printing and NumériQ (previously known as Goji Studios).

Products and Services

Broadcasting

Through TVA Group, we operate the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, addikTV, Prise 2, YOOPA, CASA and MOI&cie, and operates two additional specialty channels since acquiring the ultimate effective control of Évasion and Zeste on February 13, 2019. Each of those specialty channels operates a website, including tvanouvelles.ca and tvasports.ca which lead by traffic. TVA Group also holds interests in two other TVA Network affiliates. In addition to linear television, the TVA Network and some specialty channels broadcast on-demand and streaming content through their multiplatform applications. Through various subsidiaries and divisions, TVA Group is engaged in commercial production and in the distribution of films and television programs. TVA Group’s website is accessible at groupetva.ca.

According to data published by Numeris (which is based on a measurement methodology using audiometry), we had a 37.7% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2018 through December 31, 2018, compared to 37.2 % for the same period from the previous year.

For the period from January 1, 2018 through December 31, 2018, according to Numeris data, TVA Network aired 14 of the 30 most popular TV programs in the Province of Québec, including La Voix, which attracted an average audience of more than 2.0 million, and many original productions that broke through the million-viewer mark, notably the new shows Fugueuse and Revolution. Since May 1999, the TVA Network has been included in the basic channel line-up of most cable and satellite providers across Canada, thus enabling it to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

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

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2018:

Network	Share of Province of Québec Television
French-language conventional broadcasters:
TVA Network	23.7%
Société Radio-Canada	13.4%
V	5.6%
TOTAL	42.7%

French-language specialty and pay services:
TVA Group’s French-language specialty TV	14.0%
Bell Media	13.4%
Corus	7.7%
Société Radio-Canada	4.7%
Others	5.8%
TOTAL	45.6%

Network	Share of Province of Québec Television
Total English-language channels and others:	11.7%

TVA Group Total Share	37.7%

Source: Numeris — French Quebec, January 1 to December 31, 2018, Mon-Sun, 2:00 — 2:00, All 2+

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

Television Specialty Broadcasting

Through various subsidiaries, we control the following nine specialty services: LCN, a French-language all news service, TVA Sports, a French-language specialty television service devoted to sports, addikTV, a French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI&cie, a French-language specialty television service featuring poignant docu-reality and dramatic series, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at kids, preschoolers and their families, Évasion, a French-language travel and tourism service and Zeste, a French-language service which brings together daily cooking and recipes, culinary competitions, epicurean adventures around the world and gastronomic discoveries . Each of our specialty channels has its own dedicated website and TVA Sports and TVA Nouvelles have their own mobile app.

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

On January 10, 2017, TVA Sports became the exclusive broadcaster of the Montreal Impact games in French, as well as an official broadcaster of MLS for the next five years. In 2018, the agreement with MLS was extended by one additional year until 2022.

TVA Sports thus broadcasts all Montreal Impact regular season and playoff games. As an official broadcaster of MLS, the sports channel also presents the MLS All-Star Game, along with the MLS Cup Playoffs and the MLS Cup final.

On May 3, 2018, TVA Sports became the official French-language broadcaster of the 2020 UEFA European Football Championship (Euro 2020) in Canada. The agreement allows TVA Sports to broadcast all 51 games of the prestigious international soccer tournament, in which Europe’s best national men’s teams will compete.

Discretionary Services	Language	Voting Interest
• addikTV	French	100.0%
• CASA	French	100.0%
• Évasion	French	100.0%[1]
• LCN — Le Canal Nouvelles	French	100.0%
• MOI&cie	French	100.0%
• Prise 2	French	100.0%
• TVA Sports	French	100.0%
• YOOPA	French	100.0%
• Zeste	French	100.0%[1]

1 Since February 13, 2019

On January 17, 2018, the CRTC set out its decision on an application for final offer arbitration by Quebecor regarding the distribution of the mainstream sports service TVA Sports by the broadcasting distribution undertakings operated by BCE Inc. (“Bell”) in the Province of Quebec. The CRTC selected Bell’s offer, which provides for wholesale tariffs per subscriber below Quebecor’s expectation, for the period between September 1, 2016 to August 31, 2018. Quebecor subsequently filed an application for leave to appeal this decision to the Federal Court of Appeal which was denied on April 12, 2018.

Advertising Sales and Revenues

We derive a majority of our revenues from the sale of integrated and diversified advertising services. For the twelve-month period ended December 31, 2018, TVA Network and the speciality channels derived approximately 59.6% of their revenues from advertising.

Programming

We produce a variety of French-language programming, including a broad selection of entertainment, sports, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiaries, TVA Productions Inc. and TVA Productions II Inc. (collectively, “TVA Productions”). Through TVA Productions, we produced approximately 1,114 hours of original programming in 2018, consisting primarily of variety and magazine-style shows, galas and quiz shows.

Furthermore, TVA Sports produced approximatively 3,242 hours of original programming in 2018. The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Film Production & Audiovisual Services Business Operations

The film production and audiovisual services business of TVA Group includes soundstage, mobile unit and equipment rental services, postproduction services, expertise in visual effects services, dubbing services, asset management and distribution services and proprietary online transaction and distribution platforms for VOD and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Our film production and audiovisual services business’ software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

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

This sector’s main sources of revenue are film soundstage, mobile unit and equipment rental and postproduction services. In 2018, shooting soundstage, mobile unit and equipment rental services account for 60% of the sector’s total revenues, 57% of which come from international clients. Postproduction services account for 16% of the sector’s total revenues and mainly serve local clients.

Although cyclical, particularly for film soundstage, mobile unit and equipment rental, the level of activity for this sector remains dependent on the production service needs of international and local producers.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) and Les Publications Charron & Cie inc., wholly-owned subsidiaries of TVA Group, publish more than 50 French and English-language titles in various fields including show business, television, fashion and decorating. They also market digital products associated with the different magazine brands. According to the Vividata Study, with more than 3.7 million readers across all platforms for its French-language titles, TVA Group is the top publisher of French-language magazines in Québec and a leader in the Canadian magazine publishing industry with 9.0 million cross-platform readers. Our objective is to leverage our magazines, focus on culture, lifestyle and entertainment across our television and Internet programming.

TVA Group’s Magazines segment also operates websites in order to broadcast daily on different digital platforms content related to the editorial line of its corresponding trademarks.

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

Newspaper Publishing

Newspaper Operations

We operate our newspaper business, namely Le Journal de Montréal, Le Journal de Québec and the 24 Heures Montréal, through MediaQMI. Our daily newspapers disseminate information in traditional printed ways and through daily urban newspaper web sites, namely journaldemontreal.com and journaldequebec.com, and through the fully customizable J5 mobile app.

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

According to corporate figures, the aggregate circulation of our Media segment’s paid and free newspapers as of December 31,2018 was approximately 2.5 million copies per week in print and electronic formats.

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

The following table lists the respective average readership in 2018 for Le Journal de Montréal and Le Journal de Québec as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the Vividata Study:

	2018 AVERAGE READERSHIP			MARKET POSITION BY READERSHIP (1)
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	1,619,000	1,275,000	1,208,000	1st
Le Journal de Québec	841,000	667,000	594,000	1st

Total Average Readership	2,460,000	1,942,000	1,802,000

(1) Based on the Vividata Study.

The following table lists the respective average daily paid circulation in 2018 for Le Journal de Montréal and Le Journal de Québec:

	2018 AVERAGE PAID CIRCULATION
	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	190,600	173,000	173,000
Le Journal de Québec	92,600	88,600	85,800

Total Average Paid Circulation	283,200	261,600	258,800

Source: Internal Statistics

We publish one free daily commuter publication in the Montréal urban market: the 24 Heures Montréal. The editorial content of this free daily commuter publication focuses on the greater metropolitan area of Montréal.

The average weekday circulation of the 24 Heures Montréal for 2018 is 129,700.

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

Advertising, Circulation and Digital Revenues

Advertising revenue is the largest source of revenue for our newspaper operations, representing 57,6% of our newspaper operations’ total revenues in 2018. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media.

The principal categories of advertising revenues in our newspaper operations are retail and national advertising. Most of our retail advertisers are car dealers, department stores, electronics stores and furniture stores.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 30,0% of total revenues of our newspaper operations in 2018.

Digital revenues represented 9.7% of total revenues for our newspaper operations in 2018. Digital revenues are generated from advertising on our websites and digital subscriptions to the e-editions of our newspapers. Revenues from digital products represent a potential growth opportunity for our newspaper operations.

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

Distribution of periodicals in Québec

Through Messageries Dynamiques, a division of Quebecor Media Network, we deliver magazines and newspapers to dealers through a network that serves nearly 12,200 points of sale. Our home delivery service brings many Québec and Canadian dailies, including Le Journal de Montréal and Le Journal de Québec, to more than 205,000 homes every day.

Out-of-Home Advertising

We are involved in out-of-home advertising through the installation, maintenance and management of out-of-home advertisement, including on transit and bus shelters. In relation thereto, we entered into a 10-year agreement with Société de transport de Lévis, a 20-year agreement with Société de transport de Laval, a 20-year agreement with Société de transport de Montréal (STM), a 10-year agreement with Société de transport de Sherbrooke (STS), and more recently, on January 1, 2019, a 10-year agreement with Réseau de transport de Longueuil (RTL).

Production of Digital Content

In 2015, we created NumériQ, an entity that brings together the digital strategy and content production assets harnessed to create digital platforms and content for our various platforms.

In August 2018, NumériQ acquired LC Media which operates the website Guideautoweb.com with sections in French and in English (The Car Guide). Most of LC Media revenues come from digital advertising. Le Guide de l’auto has also made a successful shift to digital, drawing 1.5 million unique visitors monthly to its websites, guideautoweb.com and carguideweb.com. The acquisition will enable us to enrich the automotive content on all our platforms.

Our Media segment also operates a number of other digital brands, including Le sac de chips, Pèse sur Start, Silo 57 and Tabloïd. Moreover, QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts, has been launched by NumériQ. Our Media segment’s apps and websites log 6.5 million unique visitors per month in Canada.

Sports and Entertainment

Products and Services

Our activities in the Sports and Entertainment segment consist primarily of the production, promotion and management of live shows and of various sporting, cultural and corporate events, the operation of two QMJHL teams, the operation and management of the Videotron Centre, as well as book distribution and publishing and music distribution and production.

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

AEG Live, a division of AEG Facilities, supports the Sports and Entertainment segment in booking events, shows and tours for the Videotron Centre through an 8-year strategic partnership entered into in 2015. We have also entered into strategic partnerships for the operation of the Videotron Centre with Live Nation Entertainment, involving two of its principal divisions, namely Live Nation Canada, the global market leader in concert production, and Ticketmaster, its ticketing service operating in the Province of Québec under the name “Admission”. Finally, we have entered into a strategic partnership with Levy Restaurants, with an emphasis on building a world class culinary experience in the Videotron Centre through a local food and beverage program, Labatt Breweries of Canada as the Videotron Centre’s official beer supplier and Alex Coulombe ltée (the local Pepsi Co distributor) as the Videotron Centre’s official supplier of soft drinks, sparkling water and isotonic sports drinks.

On September 12, 2018, the Videotron Centre completed its third full year of operation. During its third year of operation, the Videotron Centre hosted 91 sporting events and concerts and a total of approximatively 812,000 people attended these events.

QMJHL Hockey Teams

We own two QMJHL franchises, namely the Armada de Blainville-Boisbriand (70%) and the Remparts de Québec (100%).

Event Production and Management and live-event production

Through our wholly-owned Event Management Gestev Inc. (“Gestev”), a sports and cultural events manager, site manager and producer with activities in the Province of Québec, Ottawa, Toronto and Edmonton, we produce or have produced numerous high-profile events such as the Red Bull Crashed Ice (urban extreme ice skating race), Vélirium (International Mountain Bike Festival and UCI World Cup), the Transat Québec Saint-Malo (transatlantic sailing race), Ski Tour (FIS Cross-Country World Cup), the Jamboree (including the FIS Snowboard and Freestyle Skiing World Cups), PBR Major event (Professional Bull Rider event), FIVB Beach Volley World Finals and the Marathon de Québec (a 3-day running event). We also develop and manage sporting events at the Videotron Centre and have produced, on an annual basis, approximately 200 corporate, private and public events and, on average, 3 to 5 host broadcasting for foreign and Canadian broadcasters. We are also managing the site of the Baie de Beauport, a beach in Québec city.

In 2017, Gestev acquired the Montreal based Experiential Marketing Agency “Wasabi atelier experientiel”, which adds to Gestev’s strong reach in experiental marketing and activation agency in Québec City.

Book Distribution and Publishing

We are also involved in book publishing and distribution through academic publisher CEC Publishing, 18 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2018, we published or reissued a total of 372 titles in paper format and 247 titles in digital format.

As of December 31, 2018, through Messageries ADP, our book distribution company, we were the exclusive distributor of more than 210 Québec and European French-language publishers. We distribute French-language books to approximately 3,100 retail outlets in Canada. In addition, Messageries ADP distributes approximately 9,000 digital books.

Music

Through certain divisions and subsidiaries of Select Music, we distribute CDs, DVDs, Blu-ray discs, online music by way of file transfer and we offer services in the following areas: music recording, video production and creative licencing, including music for films, advertising and television shows.

Select Music is one of the largest independent music distributors in Canada with a 32% market share in the Province of Québec and a 70% market share for French content in the Province of Québec. Select Music has a catalogue of over 25,200 different CDs, LPs or other audio formats and over 2,000 DVDs or other video formats, a large number of which are from French-speaking artists. In addition, it is a digital aggregator of downloadable products with a selection of approximately 120,350 songs available through 358 retailers worldwide.

Through our Musicor label, we also produce records, videos and shows, and offer artist management services.

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

Insurance

Quebecor Media is exposed to a variety of operational risks in the normal course of business. A portion of the risk associated with assets and responsibilities is transferred to third parties by way of insurance agreements and other risks are mitigated through contractual agreements with clients and suppliers. Quebecor Media believes that it has a combination of third-party insurance and self-insurance sufficient to provide adequate protection against unexpected losses, while minimizing costs.

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

We are currently working on preventive measures regarding the potential effects of climate change which, through  an increase in extreme weather events, may have an effect on our operations, notably by damaging our infrastructure and increasing the stress on our telecommunications network. In doing so, we are aiming at increasing the resiliency of our network, notably with network redundancies and by collaborating with ISED, which has identified telecommunications as an essential infrastructure.

C -                                    Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 21, 2019 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

QUEBECOR INC.
(Québec)
QUEBECOR MEDIA INC.
(Québec)
Telecommunications
Media
Videotron Ltd.
(Québec)
MediaQMI Inc.
(Canada)
Fibrenoire Inc.
(Canada)
Quebecor Media Printing (2015) Inc.
(Canada)
Fizz Mobile & Internet Inc.
(Québec)
Quebecor Media Network Inc.
(Canada)
Le SuperClub Vidéotron ltée
(Québec)
99.97%/
68.37%
TVA Group Inc.
(Québec)
Sports and Entertainement
Event Management Gestev Inc.
(Canada)
TVA Publications Inc.
(Canada)
Québecor Sports et divertissement inc.
(Canada)
Les Publications Charron & Cie inc.
(Canada)
Mels Studios and Postproduction G.P.
(Québec)
QMI Spectacles Inc.
(Québec)
CEC Publishing Inc.
(Québec)
Sogides Group Inc.
(Canada)

Quebecor, a communications holding company, owns 100% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media.

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

Address	Use of Property	Floor Space Occupied (sq. ft.)
Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Le Journal de Montréal 24 Heures (Montréal)	233,000

Montréal, Québec 4545 Frontenac Street	Operations building — Le Journal de Montréal	138,700

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	56,900

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

(1)    Our television broadcasting operations are mainly carried out in Montréal at 1600 De Maisonneuve Boulevard East in a complex of four buildings owned by us which represent a total of approximately 650,000 square feet. We also own buildings in Chicoutimi, Trois-Rivières, Rimouski, and Sherbrooke for local broadcasting.

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

Liens and charges

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of our movable property (chattels). Our subsidiaries’ secured credit facilities are generally secured by first-ranking charges over all of their respective assets (subject to certain permitted encumbrances). TVA Group’s credit facilities are secured by charges on its movable property and an immovable hypothec on its properties located at 1600 de Maisonneuve Boulevard East, 1405, 1425 and 1475 Alexandre-De-Sève Street, 1420 and 1470 de Champlain Street, and 1500 Papineau Avenue, Montréal, Québec.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators and DTH operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local Canadian stations, services designated by the CRTC under section 9(1)(h) of the Broadcasting Act for mandatory distribution on the basic service, educational services and, if offered, the community channel, and the provincial legislature.

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

Copyrights Royalties Payment Obligations

Some of our affiliates, including Videotron and TVA Group, have an obligation to pay copyright royalties set by Tariffs of the Copyright Board of Canada (the “Copyright Board”). The Copyright Board establishes the royalties to be paid for the use of certain copyright tariff royalties that Canadian broadcasting undertakings, including cable, television and specialty services, pay to copyright societies (being the organization that administers the rights of several copyright owner). Tariffs certified by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

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

Canadian Broadcast Programming (Off the Air Stations and Specialty Services)

Programming of Canadian Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. In Broadcasting Regulatory Policy CRTC 2015-86, issued on March 12, 2015, the CRTC decided that a private television station is required to devote not less than 50% of the evening broadcast period (6:00 p.m. to midnight) to the broadcast of Canadian programs. Pay and specialty services have to devote 35% of the day to the broadcast of Canadian programming.

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

In Broadcasting Notice of Consultation CRTC 2017-428, the CRTC issued a notice regarding the reconsideration of the decisions relating to the licence renewals for the television services of large French-language private ownership groups, including TVA Group. As directed by the Governor General in Council, as part of this process, the CRTC must consider how it can be ensured that significant contributions are made to the creation and presentation of original French-language programming and music programming. In Broadcasting Decision CRTC 2018-334, the CRTC decided that each group will be required to devote at least 75% of its Canadian programming expenditures (“CPE”) to original French-language programs in each broadcast year over their respective licence terms. However, given that groups will only have a short time to adjust their programming to meet the new requirements, the Commission imposed an expenditure level equal to 50% of their CPE for the broadcast year beginning September 1, 2018 and ending August 31, 2019. As for music programming, the groups will be required to direct 0.17% of their services’ previous broadcast year’s gross revenues to MUSICACTION. This amount may be counted towards meeting their CPE, which include expenditure and programs of national interest. This expenditure requirement will be temporary. The amended conditions of licence took effect on September 1, 2018, the beginning of the second year of the licence term for the groups’ affected services, and will apply until August 31, 2022, the end of the licence term.

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

Our AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. On February 15, 2018, ISED issued its decision related to the terms of renewal of AWS-1 licences. Pursuant to this decision, all our licences were renewed on December 23, 2018 for a new 20-year term. The terms of renewal include, among other things, enhanced geographic coverage requirements. A separate public consultation process is expected to be initiated shortly regarding the licence fees to be paid during the renewal term.

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

On March 28, 2018, ISED issued its technical, policy and licensing framework for spectrum in the 600 MHz band. Among other things, ISED decided to set aside 30 MHz of the total 70 MHz available in each service area of Canada for bidders registered with the CRTC as facilities-based providers, that are not national incumbent service providers, and that are actively providing commercial telecommunications services to the general public in the relevant service area of interest. Videotron is a qualified applicant to participate in the auction. The auction began on March 12, 2019.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC has begun to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. Most notably, in a decision issued on June 26, 2018, the CRTC confirmed that it will phase out over a period of three years ending December 31, 2021 the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime will ultimately distribute funds of approximately $200 million per year, compared to approximately $100 million per year under the existing regime. The contribution base for the new regime will also be broader than that of the existing regime, and will include retail Internet revenues for the first time. As a result of these changes, Videotron will incur increased revenue-based contribution payments in future years. Videotron will also be eligible to apply for subsidies to help finance broadband Internet expansion projects in underserved areas.

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

Videotron has outstanding disputes with several Québec municipalities related to the use of municipal rights-of-way. Two of these disputes have been referred to the CRTC for resolution and the records of these proceedings are now closed. The outcome of these proceedings could have a material impact on Videotron’s costs for municipal access for its wireline facilities.

Regulatory Framework for Internet Services

In Canada, access to the Internet is a telecommunications service and is regulated under the Telecommunications Act. On July 9, 1998, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to retail level Internet services. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of

Internet service. In addition, the Commission undertook to approve the rates and terms on which incumbent cable and telephone companies provide access to their telecommunications facilities with respect to competitive providers of retail level Internet services.

Internet access services are not regulated on a retail (price and terms of service) basis. However, since 1998, the CRTC has exercised its power to place general conditions on the provision of Internet services, for example, to establish a framework governing the traffic management practices that may be employed by an Internet service provider.

On November 9, 2018, the CRTC initiated a public proceeding with a view to establishing a mandatory Internet Code to address consumer contracts and related issues — including contract clarity, bill shock and barriers to switching service providers — for retail fixed Internet access services provided to individuals and small businesses by large facilities-based Internet service providers. Interventions in this proceeding were filed on December 19, 2018 and the close of the record is scheduled for April 8, 2019. A CRTC decision approving the Internet Code will then follow in due course. Any new requirements or restrictions contained in the Internet Code will impact Videotron’s flexibility in the design and marketing of its Internet services.

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

Rulings in the two abovementioned tariff proceedings are expected in the first half of 2019. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing wholesale access.

On May 10, 2018, the federal Competition Bureau launched a market study to examine the broadband competitive landscape and consumer habits in purchasing Internet services. The purpose of the study is to better understand current market outcomes and the competitive dynamics of Canadian broadband markets more generally. Among other things, the Bureau is examining whether resellers are fulfilling their role in placing increased competitive discipline on traditional telephone and cable companies. Written interventions to the Bureau were filed on August 31, 2018 and an update to the study was published on October 16, 2018. The Bureau is soliciting further inputs from intervenors, after which it intends to publish a draft report, hold further public consultations, then publish a final report in Spring 2019. The results of the study are expected to inform future interventions by the Bureau in CRTC proceedings dealing with the retail and wholesale Internet service markets.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-carrier WiFi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Since then, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. In the course of this proceeding, the three national incumbent wireless carriers each filed specific proposals for lower-cost data-only plans they intended to implement. In a decision issued on December 17, 2018, the CRTC stated its expectation that the national incumbent wireless carriers implement these plans within 90 days and that these plans remain available until a decision is issued with respect to an upcoming review of mobile wireless services. This review, which is expected to include an examination of the wholesale wireless policy framework, including the MVNO access framework, is scheduled to commence sometime before April 2019.  The result of this review could have an impact on the competitive environment within which Videotron operates.

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

Sales Practices

On June 6, 2018, the Governor in Council issued Order in Council P.C. 2018-0685 requiring the CRTC to make a report regarding the retail sales practices of Canada’s large telecommunications carriers. The CRTC initiated a proceeding to examine the matters identified in the Order in Council. The CRTC sought comments from Canadians on their personal experiences with any misleading or aggressive retail sales practices of large telecommunications carriers and third parties who offer the telecommunications services of those carriers for sale, including comments from consumers who are vulnerable due to their age, a disability, or a language barrier, as well as from current and former employees of the service providers. The CRTC also sought comments from large telecommunications carriers, the Commission for Complaints for Telecom-television Services, public interest organizations, research groups, and any other interested persons. The CRTC held a public hearing on October 22, 2018, to explore these issues with Canadians and stakeholders. The Commission also used various additional means, including a public opinion survey, online consultations, and focus groups, to better understand the views of Canadians. The information obtained via these means will be included on the record of this proceeding.

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices. The CRTC found evidence of misleading or aggressive sales practices by certain telecommunications services providers and concluded that more needs to be done to protect consumers. The report also noted that, even with the existing measures put in place, misleading or aggressive sales practices occur to an unacceptable degree. The CRTC is taking action to introduce new measures to ensure Canadians’ interactions with their service providers are carried out in a fair and respectful way, such as creating a new, mandatory Internet Code of Conduct and a secret shopper program to monitor sales practices. The CRTC is also considering putting into place additional measures to address the situation (e.g. requiring service providers to provide pre-sales quotes, to offer trial periods, to ensure their offers and promotions match the customer’s needs and means). In addition, a set of best practices for service providers was proposed.

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

All amounts are in Canadian dollars (“CAN dollars”), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information — Risk Factors.”

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, regarding the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules, and details of the retroactive adjustments to comparative data, are provided under “Changes in Accounting Policies” below. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Non-IFRS financial measures.”

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, average billing per unit (“ABPU”). ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of a revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

DISCONTINUED OPERATIONS

On January 24, 2019, Videotron Ltd. (“Videotron”) sold its 4Degrees Colocation Inc. (“4Degrees Colocation”) data centre operations for an amount of $261.6 million which was fully paid in cash at the date of transaction. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, an estimated gain on disposal of $118.0 million will be accounted for in the first quarter of 2019, while an amount of $53.0 million from the proceeds received at the date of transaction will be deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. The amount deferred will be revaluated on a quarterly basis and any change will also be recorded in income from discontinued operations.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of the Corporation’s activities and in the analysis of its segment operating results.

OVERVIEW

Quebecor Media is one of Canada’s leading telecommunications and media companies, with activities in mobile and cable telephony, Internet access, cable television, over-the-top (“OTT”) video service, business telecommunication solutions, broadcasting, soundstage and equipment rental, newspaper publishing and distribution, specialized websites, book and magazine publishing and distribution, rental and distribution of video games and game consoles, music production and distribution, out-of-home advertising, operation and management of a world-class entertainment venue, ownership and management of Quebec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through its Videotron subsidiary, Quebecor Media is a premier mobile and cable communication service provider. Quebecor Media also holds leading positions through its Media segment and its Sports and Entertainment segment in the creation, promotion and distribution of entertainment and news, and in Internet-related services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of properties and to leverage the value of its content across multiple distribution platforms.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions to Internet access, cable television, mobile and cable telephony services, telecommunication equipment sales, connection services and OTT video service; television, newspapers and magazines subscriptions and advertising revenues; soundstage and equipment rental and services; book publishing and distribution; music distribution; and event management, promotion and production.

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

TREND INFORMATION

Competition continues to be intense in the mobile and cable telephony, Internet access, cable television and OTT video markets. The significant subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth, due to the penetration rates currently reached.

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and cable networks, the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to advancements in Internet access and TV everywhere, including higher capacity, lower latency and higher speeds, requiring IP technology, and the introduction of new technologies such as virtual reality and the Internet of Things (“loT”). In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow in the future. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s ability to support this traffic. The Telecommunications segment may have to acquire additional spectrum, if available, in the future.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, particularly in the newspaper and magazine businesses, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

In the Media segment, the broadcasting industry is undergoing a period of significant change. Television audiences are fragmenting as viewing habits shift toward specialty channels and Internet based content delivery platforms that allow users greater control over content and timing, such as the OTT video services. Audience fragmentation has prompted many advertisers to review their media placement strategies. The Media segment is taking steps to adjust to the profound changes in the broadcasting industry in order to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want. Moreover, newspaper circulation, measured in terms of copies sold, has been declining in that industry over the past several years. The traditional run of press advertising for major multimarket retailers has been declining due to a shift in marketing strategy toward other media and to retail industry consolidation. To respond to such competition, the Media segment’s operations continue to develop their Internet presence through branded websites, including specialized websites.

The Sports and Entertainment segment has made significant investments in its efforts to develop the business. The Corporation expects that additional capital expenditures and other investments will be required in order to expand the Sports and Entertainment segment. In the books and music businesses, digital technology is disrupting buying and consuming habits, particularly with the emergence of vehicles such as music streaming and e-books, which compete with conventional formats.

QUEBECOR MEDIA’S INTEREST IN ITS SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries at December 31, 2018.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

As of December 31, 2018

	Percentage of vote	Percentage of equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles inc.	100.0%	100.0%

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years.

HIGHLIGHTS SINCE END OF 2017

•                                Quebecor Media’s revenues totalled $4.18 billion in 2018, a $55.9 million (1.4%) increase from 2017.

•                                On January 7, 2019, Quebecor Inc. (“Quebecor”) announced the following corporate management changes:

•                      Mr. Jean-François Pruneau, previously Senior Vice President and Chief Financial Officer of Quebecor and Quebecor Media, was appointed President and Chief Executive Officer of Videotron. Mr. Pruneau succeeds Ms. Manon Brouillette, who resigned as of December 31, 2018, and whose name was submitted to the Corporation’s Human Resources Committee and Corporate Governance Committee at the beginning of 2019 for appointment to the Board of Directors of Quebecor. On the same day, Mr. Hughes Simard was appointed Chief Financial Officer of Quebecor and Quebecor Media.

•                      Mr. Marc M. Tremblay was appointed Chief Operating Officer, Chief Legal Officer and Corporate Secretary of Quebecor and Quebecor Media. Mr. Tremblay was previously Senior Vice President, Chief Legal Officer and Public Affairs, and Corporate Secretary of Quebecor and Quebecor Media.

Telecommunications

•                                The Telecommunications segment grew its revenues by $94.2 million (2.9%) and its adjusted EBITDA by $119.2 million (7.7%) in 2018.

•                                Videotron significantly increased its revenues from mobile telephony ($64.6 million or 13.8%), Internet access ($48.4 million or 4.7%), customer equipment sales ($14.5 million or 6.6%) and the Club illico over-the-top video service (“Club illico”) ($7.3 million or 18.4%) in 2018.

•                                Videotron’s total ABPU was $49.51 in 2018, compared with $48.23 in 2017, a $1.28 (2.7%) increase. Mobile ABPU was $53.62 in 2018 compared with $53.23 in 2017, a $0.39 (0.7%) increase.

•                                There was a net increase of 109,200 RGUs (1.9%) in 2018, including 129,800 connections to the mobile telephony service, 38,000 subscriptions to the cable Internet access service and 59,200 memberships in Club illico.

•                                On November 9, 2018, Videotron announced that it had ranked as one of Canada’s Top 100 Employers in a prestigious competition that recognizes employers that lead their industries in offering exceptional workplaces for their employees.

•                                On September 13, 2018, Videotron announced the launch of Fizz, a dynamic and competitive new brand that delivers mobile service featuring an empowering, fully digital experience and advantageous pricing. Videotron, the Corporation’s flagship brand, will continue focusing on premium wireless plans and on the business segment, while Fizz will aim to increase market penetration among both digital natives and new mobile users.

•                                Videotron was ranked the most respected telecommunications company in Québec for the 13th consecutive year in the 2018 Léger-NATIONAL reputation survey. Videotron was also the most influential telecommunications brand in Québec on the 2018 Ipsos-Infopresse index.

Media

•                                On February 22, 2019, TVA Group Inc. (“TVA Group”) reached an agreement to acquire the companies in the Incendo Media Inc. group, a Montréal-based producer and distributor of television products for international markets, for approximately $19.5 million, subject to certain adjustments. The transaction is subject to customary conditions.

•                                On February 13, 2019, TVA Group closed the acquisition of the companies in the Serdy Média inc. group, which owns and operates the Évasion and Zeste specialty channels, along with the companies in the Serdy Video Inc. group, for a total consideration of $24.0 million. The transaction was announced on May 1, 2018. The transaction was approved by the Canadian Radio-television and Telecommunications Commission (“CRTC”) on January 14, 2019.

•                                On October 15, 2018, Quebecor launched QUB radio, a new online and mobile app audio platform with a live radio stream and a library of podcasts. QUB radio is an innovative audio project that positions Quebecor as a leader in digital media in Canada.

•                                On August 27, 2018, TVA Group acquired all the shares of Audio Zone Inc. (“Audio Zone”), a film production and audiovisual services company that provides postproduction sound services.

•                                On August 13, 2018, Quebecor acquired LC Media Inc. (“LC Media”), owner of Le Guide de l’auto, an authoritative car guide published by Quebecor’s Les Éditions de l’Homme. Le Guide de l’auto has also made a successful shift to digital, drawing 1.5 million unique visitors monthly to its websites, guideautoweb.com and carguideweb.com. The acquisition will enable Quebecor to enrich the automotive content on all its platforms.

•                                According to the fall 2018 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures remain Québec’s news leaders with nearly 4.0 million readers per week across all platforms (print, mobile and Internet). TVA Group remains a leading player in the Canadian magazine industry with 9.0 million readers per week across all platforms.

•                                On May 3, 2018, TVA Sports became the official French-language broadcaster of the 2020 UEFA European Football Championship (Euro 2020). TVA Sports will broadcast all 51 games of the prestigious international soccer tournament, in which Europe’s 24 best national teams will compete.

•                                On January 22, 2018, TVA Group acquired the assets of Mobilimage inc. (“Mobilimage”), essentially consisting of mobile units and production equipment, for $2.7 million. The acquired mobile unit and production equipment rental business has been folded into the film production and audiovisual services segment’s operations.

Sports and Entertainment

•                                In September 2018, the Videotron Centre completed its third year of operations. During that year, the Videotron Centre hosted 91 sporting events and concerts, a 8.3% increase from the previous year. In April 2018, Billboard magazine ranked the Videotron Centre number 5 on its list of top Canadian arenas, based on concert receipts.

Financial transactions

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, extending its term to July 2022. Certain conditions were also amended.

•                                On November 26, 2018, Videotron amended its secured revolving credit facility, increasing it from $965.0 million to $1.50 billion and extending its term to July 2023. Certain conditions related to the credit facility were also amended.

•                                On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021. As of December 31, 2018, Quebecor drew down $97.0 million on the subordinated loan agreement.

•                                On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, an $87.1 million non-revolving subordinated and unsecured loan bearing interest at a rate of 5.50% and maturing in July 2021. As of December 31, 2018, Quebecor drew down $87.1 million on the subordinated loan agreement.

•                                On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan bearing interest at a rate of 5.50% and maturing in June 2021. As of December 31, 2018, Quebecor drew down $262.0 million on the subordinated loan agreement.

•                                On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. As of December 31, 2018, Quebecor drew down $75.0 million of the unsubordinated loan agreement and $75.0 million of the subordinated loan agreement.

•                                On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital d’Amérique Investissements inc. (“CDP Capital”) to repurchase all of the share capital of Quebecor Media still held by CDP Capital, representing an 18.47% stake in Quebecor Media, for a value of $1.69 billion. On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its Common Shares held by CDP Capital, representing approximately 91.1% of CDP Capital’s interest before closing, for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital, representing approximately 8.9% of CDP Capital’s interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

On a transitional basis, and to clarify the impact of the retroactive adoption of IFRS 15, as described under “Changes in Accounting Policies”, columns have been added to the calculation and reconciliation tables for non-IFRS financial measures, where applicable. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017, based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2018 and 2017 presented in Table 2 is derived from the unaudited consolidated financial statements for such periods not included in this annual report.

Table 2

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	With adoption of IFRS15[1]					Without IFRS15[2]
	Year ended December 31			Three months ended December 31		Year ended December 31			Three months ended December 31
	2018	2017	2016	2018	2017	2018	2017	2016	2018	2017
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,677.0	$1,557.8	$1,510.9	$425.9	$394.9	$1,654.5	$1,523.0	$1,445.2	$409.5	$386.7
Media	55.3	69.3	53.9	27.5	22.4	55.3	69.3	53.9	27.5	22.4
Sports and Entertainment	5.0	6.2	2.3	1.9	2.3	5.0	6.2	2.3	1.9	2.3
Head Office	(4.9)	(14.1)	(7.8)	(4.2)	(2.4)	(4.9)	(14.1)	(7.8)	(4.2)	(2.4)
	1,732.4	1,619.2	1,559.3	451.1	417.2	1,709.9	1,584.4	1,493.6	434.7	409.0
Depreciation and amortization	(717.9)	(705.3)	(648.5)	(181.7)	(192.3)	(717.9)	(705.3)	(648.5)	(181.7)	(192.3)
Financial expenses	(280.5)	(281.8)	(302.0)	(71.3)	(69.9)	(280.5)	(281.8)	(302.0)	(71.3)	(69.9)
Gain (Loss) on valuation and translation of financial instruments	(0.9)	(2.4)	(2.1)	0.5	(0.6)	(0.9)	(2.4)	(2.1)	0.5	(0.6)
Restructuring of operations, litigation and other items	(29.8)	(17.2)	(28.5)	(7.7)	(9.9)	(29.8)	(17.2)	(28.5)	(7.7)	(9.9)
Gain on sale of spectrum licences	—	330.9	—	—	—	—	330.9	—	—	—
Impairment of goodwill and intangible assets	—	(43.8)	(40.9)	—	—	—	(43.8)	(40.9)	—	—
Loss on debt refinancing	—	(15.6)	(7.3)	—	—	—	(15.6)	(7.3)	—	—
Income taxes	(166.6)	(141.2)	(143.3)	(30.9)	(39.9)	(166.6)	(141.2)	(143.3)	(30.9)	(39.9)
Income from discontinued operations	3.8	18.2	1.0	1.1	0.7	3.8	18.2	1.0	1.1	0.7
Impact of IFRS 15	—	—	—	—	—	22.5	34.8	65.7	16.4	8.2
Net income	$540.5	$761.0	$387.7	$161.1	$105.3	$540.5	$761.0	$387.7	$161.1	$105.3

1                   Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2                   Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Cash flows from segment operations

Cash flows from segment operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted EBITDA is provided in the same section of the report.

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

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2018/2017 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $4.18 billion, a $55.9 million (1.4%) increase.

•                                Revenues increased in Telecommunications ($94.2 million or 2.9% of segment revenues) and in Sports and Entertainment ($0.8 million or 0.4%).

•                                Revenues decreased in Media ($41.3 million or -5.4%).

Adjusted EBITDA: $1.73 billion, a $113.2 million (7.0%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($119.2 million or 7.7% of segment adjusted EBITDA). There was a favourable variance at Head Office ($9.2 million), mainly due to lower compensation costs.

•                               There was an unfavourable variance in Media ($14.0 million or -20.2%) and in Sports and Entertainment ($1.2 million or -19.4%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.5 million unfavourable variance in the stock-based compensation charge in 2018 compared with 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $0.3 million favourable variance in the Corporation’s stock-based compensation charge in 2018.

Net income attributable to shareholders: $538.1 million in 2018, compared with $765.8 million in 2017, a $227.7 million decrease.

•                                The main unfavourable variances were:

•                      $330.9 million gain on the sale of spectrum licences recognized in 2017, including $165.5 million without any tax consequences;

•                      $25.4 million increase in the income tax expense;

•                      $14.4 million unfavourable variance in income from discontinued operations;

•                      $12.6 million increase in the depreciation and amortization charge;

•                      $12.6 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•                      $7.2 million unfavourable variance in non-controlling interest.

•                                The main favourable variances were:

•                      $113.2 million increase in adjusted EBITDA;

•                      There was a $43.8 million favourable variance in the charge for impairment of goodwill and intangible assets, including $4.6 million without any tax consequences;

•                      $15.6 million favourable variance in the loss on debt refinancing;

Depreciation and amortization charge: $717.9 million, a $12.6 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in wired and wireless networks and computer systems.

Financial expenses: $280.5 million, a $1.3 million decrease caused mainly by interest revenues from Quebecor under loan agreements made in 2018, higher interest revenues generated by liquidity, and lower average interest on the debt, partially offset by higher average indebtedness due to debt financing of a portion of the repurchase of the Quebecor Media shares held by CDP Capital in the second quarter of 2018.

Loss on valuation and translation of financial instruments: $0.9 million in 2018 compared with $2.4 million in 2017, a $1.5 million favourable variance.

Charge for restructuring of operations, litigation and other items: $29.8 million in 2018, compared with $17.2 million in 2017, a $12.6 million unfavourable variance.

•                  A $14.9 million charge was recognized in 2018 in connection with cost-reduction initiatives in the Corporation’s various segments and with disposal of assets. A $17.2 million net charge related to cost-reduction initiatives, customer migration from analog to digital service in the Telecommunications segment, and developments in legal disputes was recognized in 2017.

•                  A $14.9 million charge for impairment of assets was also recognized in 2018 in connection with various restructuring initiatives, primarily in the Telecommunications segment.

Gain on sale of spectrum licences: $330.9 million in 2017.

•                  On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. A $243.1 million gain was recognized on the sale of the licences, including $121.6 million without any tax consequences.

•                  On June 20, 2017, Videotron sold its Advanced Wireless Services (“AWS-1”) spectrum licence in the Toronto metropolitan area to Rogers Communications Canada Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013 by Videotron. An $87.8 million gain was recognized on the sale of the licence, including $43.9 million without any tax consequences.

Charge for impairment of goodwill and intangible assets: $43.8 million in 2017.

•                                In 2017, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $30.0 million non-cash goodwill impairment charge, including $1.5 million without any tax consequences, and a charge for impairment of intangible assets totalling $12.4 million, including $3.1 million without any tax consequences, were recorded in 2017. An additional $1.4 million charge for impairment of intangible assets was also recognized in various segments of the Corporation in 2017.

Loss on debt refinancing: $15.6 million in 2017.

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

Income tax expense: $166.6 million (effective tax rate of 23.6%) in 2018, compared with $141.2 million (effective tax rate of 20.0%) in 2017, a $25.4 million unfavourable variance. The effective tax rates reflect recognition of benefits arising from prior year tax losses in 2018 and 2017. The increases in the effective rate and the income tax expense were mainly due to recognition of lower tax losses in 2018 than in 2017. The effective tax rate is calculated considering only taxable and deductible items.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,907 900 homes and businesses. Videotron offers advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones; Internet access service; digital cable television services, including video-on-demand, pay-per-view and pay TV; cable telephony services; and Club illico. Videotron also includes Videotron Business, a full-service business telecommunications provider that offers mobile and cable telephony, high-speed data transmission, Internet access and cable television services. In September 2018, Videotron launched Fizz, a brand that delivers advantageously priced mobile service featuring an empowering, fully digital experience.

The segment is also engaged in retail sales and rentals of DVDs, Blu-ray discs and console games through the Le SuperClub Vidéotron ltée subsidiary (“Le SuperClub Vidéotron”) and its franchise network.

2018 operating results

Revenues: $3.38 billion in 2018, a $94.2 million (2.9%) increase.

•                                Revenues from the mobile telephony service increased $64.6 million (13.8%) to $534.4 million, essentially due to an increase in the number of subscriber connections.

•                                Revenues from Internet access service increased $48.4 million (4.7%) to $1.08 billion, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, as well as customer growth, partially offset by a decrease in overage charges.

•                                Combined revenues from all cable television services decreased $12.9 million (-1.3%) to $996.7 million, due primarily to the impact of a net decrease in the customer base, the unfavourable product mix and a decrease in video-on-demand and pay-per-view orders, partially offset by higher per-customer revenues due in part to increases in some rates, and by increased revenues from the leasing of digital set-top boxes.

•                                Revenues from the cable telephony service decreased $29.2 million (-7.3%) to $368.6 million, mainly because of the impact of the net decrease in subscriber connections and lower long-distance revenues, partially offset by higher per-connection revenues.

•                                Revenues from Club illico increased $7.3 million (18.4%) to $47.0 million, essentially because of subscriber growth.

•                                Revenues of Videotron Business increased $3.4 million (3.2%) to $108.2 million, due primarily to the impact of higher revenues at Fibrenoire inc. (“Fibrenoire”).

•                                Revenues from customer equipment sales increased $14.5 million (6.6%) to $233.5 million, mainly because of higher mobile device revenues.

•                                Revenues of the Le SuperClub Vidéotron retail chain decreased $0.7 million (-11.1%) to $5.6 million, mainly because of store closures.

•                                Other revenues decreased $1.3 million (-13.0%) to $8.7 million.

ABPU: $49.51 in 2018 compared with $48.23 in 2017, a $1.28 (2.7%) increase. Mobile ABPU was $53.62 in 2018 compared with $53.23 in 2017, a $0.39 (0.7%) increase.

Customer statistics

RGUs — The total number of RGUs was 5,990,300 at December 31, 2018, an increase of 109,200 (1.9%) in 2018 compared with an increase of 115,700 in 2017 (Table 3).

Mobile telephony service — The number of subscriber connections to the mobile telephony service stood at 1,153,800 at December 31, 2018, an increase of 129,800 (12.7%) in 2018 compared with an increase of 130,100 in 2017 (Table 3).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,704,500 at December 31, 2018, an increase of 38,000 (2.3%) in 2018 compared with an increase of 53,700 in 2017 (Table 3). As of December 31, 2018, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,907,900 homes and businesses passed by Videotron’s network as of December 31, 2018, up from 2,873,700 one year earlier) of 58.6% compared with 58.0% a year earlier.

Cable television — The combined customer base for all of Videotron’s digital cable television services decreased by 43,200 (-2.7%) in 2018, compared with a decrease of 50,400 in 2017 (Table 3). As of December 31, 2018, Videotron had 1,597,300 subscribers to its cable television services. The household and business penetration rate was 54.9% versus 57.1% a year earlier.

Cable telephony service — The number of subscriber connections to the cable telephony service stood at 1,113,900 at December 31, 2018, a decrease of 74,600 (-6.3%) in 2018 compared with a decrease of 64,600 in 2017 (Table 3). At December 31, 2018, the cable telephony service had a household and business penetration rate of 38.3% versus 41.4% a year earlier.

Club illico — The number of subscribers to Club illico stood at 420,800 at December 31, 2018, an increase of 59,200 (16.4%) in 2018 compared with an increase of 46,900 in 2017 (Table 3).

Table 3

Telecommunications segment year-end RGUs (2014-2018)

(in thousands of customers)

	2018	2017	2016	2015	2014

Mobile telephony	1,153.8	1,024.0	893.9	768.6	632.8
Cable Internet	1,704.5	1,666.5	1,612.8	1,568.2	1,537.5
Cable television:
Analog	—	—	103.8	166.3	228.7
Digital	1,597.3	1,640.5	1,587.1	1,570.6	1,553.6
	1,597.3	1,640.5	1,690.9	1,736.9	1,782.3
Cable telephony	1,113.9	1,188.5	1,253.1	1,316.3	1,349.0
Club illico	420.8	361.6	314.7	257.5	177.7
Total	5,990.3	5,881.1	5,765.4	5,647.5	5,479.3

Adjusted EBITDA: $1.68 billion, a $119.2 million (7.7%) increase due primarily to:

•                                Impact of the net revenue increase;

•                                Favourable variance related to an adjustment recorded in 2018 arising from the CRTC decision on roaming fees issued during the first quarter of 2018;

•                                Decreases in some operating expenses, including engineering, administrative and IT costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.4% in 2018 compared with 52.6% in 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, the favourable adjustment related to roaming fees recorded in 2018, and decreases in some operating expenses.

Cash flows from operations

Cash flows from segment operations: $975.8 million in 2018 compared with $860.2 million in 2017 (Table 4).

•                                The $115.6 million increase was due to the $119.2 million increase in adjusted EBITDA and a $54.2 million decrease in additions to property, plant and equipment because of reduced investments in wired and wireless networks, partially offset by an $57.9 million increase in additions to intangible assets, mainly reflecting spending on the Internet Protocol television (“IPTV”) project and IT systems.

Table 4: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	With adoption of IFRS 15[1]			Without IFRS15[2]
	2018	2017	2016	2018	2017	2016

Adjusted EBITDA	$1,677.0	$1,557.8	$1,510.9	$1,654.5	$1,523.0	$1,445.2
Additions to property, plant and equipment	(516.7)	(570.9)	(613.7)	(516.7)	(570.9)	(613.7)
Additions to intangible assets	(190.2)	(132.3)	(125.6)	(190.2)	(132.3)	(125.6)
Proceeds from disposal of assets (excluding spectrum licences)	5.7	5.6	3.4	5.7	5.6	3.4
Cash flows from segment operations	$975.8	$860.2	$775.0	$953.3	$825.4	$709.3

1              Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Media

In the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network and the specialty channels TVA Sports, LCN, addikTV, Prise 2, Yoopa, CASA, MOI&cie, Évasion and Zeste. TVA Group also holds interests in two other TVA Network affiliates. As well, TVA Group is engaged in commercial production and in the distribution of audiovisual products through its TVA Films division. In addition to linear television, TVA Network and the specialty channels broadcast on-demand and streaming content through their multiplatform applications. The TVA.ca website and the TVA mobile app provide free access to TVA Network programs and some specialty channel content in high definition, live or on demand.

TVA Group also owns Mels Studios and Postproduction G.P., a provider of soundstage, equipment and mobile unit rental, postproduction, dubbing, distribution and visual effects services to the film and television industries.

Through its subsidiaries, TVA Publications Inc. and Les Publications Charron & Cie inc., TVA Group publishes more than 50 French- and English-language titles in various categories, including show business, television, fashion and decorating, and it markets digital products associated with the various magazine brands. The Media segment’s activities also include a custom publishing business, which produces custom multiplatform content marketing for its customers; the development of audience acquisition strategies; production of advertising, videos and digital content; and management of customers’ social media accounts. TVA Group is the largest magazine publisher in Québec.

The Media segment also operates two paid daily newspapers, Le Journal de Montréal and Le Journal de Québec, the free daily 24 heures and the J5 app, which provides real-time access to news on mobile devices, tablets and Apple Watch. The websites of the paid dailies, journaldemontreal.com and journaldequebec.com, lead the news sites in their markets with more than 3.7 million visitors per month (source: ComScore, December 2018). According to corporate figures, the aggregate circulation of the Media segment’s paid and free newspapers as of December 31, 2018 was approximately 2.5 million copies per week in print and electronic formats.

The Media segment also operates a number of other digital brands, including Le sac de chips, Pèse sur Start, Silo 57 and Tabloïd. In addition, it includes NumériQ inc.(“NumériQ”), which brings together the digital strategy and content production assets harnessed to create digital platforms and content for the Corporation’s various platforms. Since August 2018, NumériQ has operated all the platforms of the authoritative car guide Le Guide de l’auto, including the guideautoweb.com website. In October 2018, NumériQ launched QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts.

The Media segment’s apps and websites log 6.5 million unique visitors per month in Canada (source: ComScore, December 2018).

The Media segment is also engaged in the printing of newspapers, the distribution of newspapers and magazines, and out-of-home advertising. In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties, as well as Quebecor Media Sales, which offers Media segment customers integrated, diversified and complete advertising services.

2018 operating results

Revenues: $728.6 million in 2018, a $41.3 million (-5.4%) decrease.

•                                Broadcasting revenues decreased by $21.5 million (-4.9%), mainly because of lower advertising revenues at TVA Network and TVA Sports, as well as lower commercial production revenues, partially offset by higher subscription revenues at the specialty channels.

•                                Film production and audiovisual service revenues increased by $1.3 million (1.9%), mainly because of:

•                          higher revenues from soundstage and equipment rental and from postproduction;

•                          impact of acquisition of the assets of Mobilimage in January 2018.

Partially offset by:

•                          lower revenues from visual effects.

•                                Newspaper publishing revenues decreased $9.2 million (-5.0%).

•                        Advertising revenues decreased 12.1%; circulation revenues decreased 1.5%; digital revenues decreased 8.8%; combined revenues from commercial printing and other sources increased 6.1%.

•                                Magazine publishing revenues decreased by $16.9 million (-17.9%), primarily as a result of lower advertising revenues, the sale of a publication and lower newsstand and subscription revenues.

•                                Revenues of Quebecor Media Out of Home increased by $1.7 million (10.9%), mainly because of higher digital and traditional advertising revenues.

Adjusted EBITDA: $55.3 million in 2018, a $14.0 million (-20.2%) decrease.

•                                Adjusted EBITDA from broadcasting decreased by $14.6 million (-35.1%), mainly because of the impact of the revenue decrease, partially offset by the reduction in operating expenses resulting from, among other things, the favourable impact of restructuring initiatives.

•                                Adjusted EBITDA from film production and audiovisual services increased by $0.4 million (2.8%), due primarily to the impact of the net revenue increase.

•                                Adjusted EBITDA from newspaper publishing decreased by $0.2 million (-4.4%), mainly because of the impact of the revenue decrease and spending on digital activities, partially offset by the reduction in operating expenses, resulting from, among other things, the impact of restructuring initiatives.

•                                Adjusted EBITDA from magazine publishing decreased by $1.8 million (-18.0%), mainly because of the impact of the revenue decrease, partially offset by cost reductions related to restructuring initiatives and decreases in some operating expenses, including subscription, labour, selling and production costs.

•                                The adjusted EBITDA of Quebecor Media Out of Home increased by $1.3 million mainly because of the impact of the revenue increase.

•                                There was a $0.9 million net favourable variance related to rebilling of common selling and digital service charges.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Media segment operations, expressed as a percentage of revenues, were 92.4% in 2018 compared with 91.0% in 2017, mainly because of the large fixed component of operating costs, which does not fluctuate in proportion to the net decrease in revenues, partially offset by the impact of restructuring and cost-reduction initiatives.

Cash flows from operations

Cash flows from segment operations: $25.5 million in 2018 compared with $37.3 million in 2017 (Table 5). The $11.8 million unfavourable variance was due primarily to the $14.0 million unfavourable variance in adjusted EBITDA, partially offset by a $3.0 million favourable variance in proceeds from disposal of assets.

Table 5: Media

Cash flows from operations

(in millions of Canadian dollars)

	2018	2017	2016

Adjusted EBITDA	$55.3	$69.3	$53.9
Additions to property, plant and equipment	(28.7)	(29.4)	(37.2)
Additions to intangible assets	(4.8)	(3.3)	(7.5)
Proceeds from disposal of assets	3.7	0.7	0.1
Cash flows from segment operations	$25.5	$37.3	$9.3

Sports and Entertainment

The Sports and Entertainment segment includes management and operation of the Videotron Centre under an agreement between Quebecor Media and Québec City for usage and naming rights to the arena that was ratified in 2011 and runs through 2040. The segment leases the arena, exploits advertising space, generates sponsorship revenues and operates the food concessions at events. The segment’s activities also include production and coproduction of shows presented at the Videotron Centre and other venues. In addition, the Sports and Entertainment segment operates sports and cultural events manager Event Management Gestev Inc., which is the official imprint for shows and events produced in Québec by Quebecor Media.

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

Lastly, the Sports and Entertainment segment is engaged in the distribution of CDs and videos (Distribution Select); the distribution of music to Internet music downloading and streaming services (Select Digital); music recording and video production (Les Disques Musicor); and concert and event production (Musicor Spectacles).

2018 operating results

Revenues: $182.1 billion, a $0.8 million (0.4%) increase from 2017.

•                                Revenues from sports and concerts increased by $0.6 million (1.6%), mainly because of increased hockey revenues, partially offset by a decrease in revenues from sporting events.

•                                Book distribution and publishing revenues decreased by $1.8 million (-1.7%), primarily as a result of lower volumes in mass market distribution, combined with decreased revenues from general literature.

•                                Music distribution and production revenues increased by $2.0 million (5.0%), primarily as a result of higher concert production revenues.

Adjusted EBITDA: $5.0 million in 2018, a $1.2 million (-19.4%) unfavourable variance.

•                                There was a $0.4 million (-6.3%) unfavourable variance in negative adjusted EBITDA from sports and concerts, mainly because of higher operating expenses related to hockey and sporting events, partially offset by the impact of the revenue increase.

•                                Adjusted EBITDA from book distribution and publishing increased by $1.2 million (9.6%), due mainly to the impact of decreases in some operating expenses, including selling and administrative expenses, partially offset by the impact of the revenue decrease.

•                                There was a $1.9 million unfavourable variance in negative adjusted EBITDA from music production, due primarily to increases in some operating expenses, including the charge for bad debts and selling and administrative expenses.

Cash flows from operations

Cash flows from segment operations: Nil in 2018 compared with $0.6 million in 2017 (Table 6). The $0.6 million unfavourable variance was due to the $1.2 million decrease in adjusted EBITDA, partially offset by $0.8 million decrease in additions to intangible assets.

Table 6: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2018	2017	2016

Adjusted EBITDA	$5.0	$6.2	$2.3
Additions to property, plant and equipment	(1.5)	(1.3)	(3.5)
Additions to intangible assets	(3.5)	(4.3)	(3.5)
Cash flows from segment operations	$—	$0.6	$(4.7)

2018/2017 FOURTH QUARTER COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $1.09 billion, a $27.6 million (2.6%) increase.

•                                Revenues increased in Telecommunications ($24.4 million or 2.9% of segment revenues) and in Sports and Entertainment ($3.2 million or 6.4%).

•                                Revenues decreased in Media ($1.5 million or -0.8%).

Adjusted EBITDA: $451.1 million, a $33.9 million (8.1%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($31.0 million or 7.9% of segment adjusted EBITDA) and in Media ($5.1 million or 22.8%).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($0.4 million or -17.4%) and there was an unfavourable variance at Head Office ($1.8 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.3 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $0.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2018.

Net income attributable to shareholders: $158.1 million in the fourth quarter of 2018 compared with $102.2 million in the same period of 2017, a $55.9 million increase due mainly to:

•                                $33.9 million increase in adjusted EBITDA;

•                                $10.6 million decrease in the depreciation and amortization charge;

•                                $9.0 million decrease in the income tax expense;

•                                $2.2 million reduction in the charge for restructuring of operations, litigation and other items;

•                                $1.1 million favourable variance in gains on valuation and translation of financial instruments.

Partially offset by:

•                                $1.4 million increase in financial expenses.

Depreciation and amortization charge: $181.7 million in the fourth quarter of 2018, a $10.6 million decrease due mainly to the impact of a change in the depreciation period for some telecommunications network components in the fourth quarter of 2017.

Financial expenses: $71.3 million in the fourth quarter of 2018, a $1.4 million increase caused mainly by higher average indebtedness due to debt financing of a portion of the repurchase of the Quebecor Media shares held by CDP Capital in the second quarter of 2018, partially offset by higher interest revenues from Quebecor under loan agreements made in 2018 and lower average interest on the debt.

Gain on valuation and translation of financial instruments: $0.5 million in the fourth quarter of 2018, compared with a $0.6 million loss in the same period of 2017, a $1.1 million favourable variance.

Restructuring of operations, litigation and other items: $7.7 million in the fourth quarter of 2018, compared with $9.9 million in the same period of 2017, a $2.2 million favourable variance.

•                  A $7.7 million net charge was recognized in the fourth quarter of 2018 in connection with cost-reduction initiatives in the Corporation’s various segments.

•                  A $9.9 million net charge was recognized in the fourth quarter of 2017 in connection with cost-reduction initiatives in the Corporation’s various segments and customer migration from analog to digital service in the Telecommunications segment.

Income tax expense: $30.9 million (effective tax rate of 16.2%) in the fourth quarter of 2018, compared with $39.9 million (effective tax rate of 27.6%) in the same period of 2017, a $9.0 million favourable variance. The decrease in the effective tax rates was due to recognition in the fourth quarter of 2018 of benefits arising from prior year tax losses. The impact on the income tax expense of the decrease in the effective tax rate was partially offset by the impact of the increase in taxable income for tax purposes. The effective tax rate is calculated considering only taxable and deductible items.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $866.1 million, a $24.4 million (2.9%) increase due primarily to the same factors as those noted above in the “2018/2017 financial year comparison.”

•                                Revenues from mobile telephony service increased $16.0 million (13.0%) to $139.5 million.

•                                Revenues from Internet access services increased $11.0 million (4.2%) to $274.1 million.

•                                Combined revenues from all cable television services decreased $4.4 million (-1.7%) to $249.0 million.

•                                Revenues from cable telephony service decreased $7.0 million (-7.2%) to $89.8 million.

•                                Revenues from Club illico increased $1.5 million (13.9%) to $12.3 million.

•                                Revenues of Videotron Business increased $0.6 million (2.3%) to $26.9 million.

•                                Revenues from customer equipment sales increased $7.2 million (11.3%) to $70.9 million.

•                                Revenues of Le SuperClub Vidéotron retail chain decreased $0.2 million (-12.5%) to $1.4 million.

•                                Other revenues decreased $0.5 million (-19.2%) to $2.1 million.

Total ABPU: $49.84 in the fourth quarter of 2018 compared with $48.90 in the same period of 2017, a $0.94 (1.9%) increase. Mobile ABPU was $53.25 in the fourth quarter of 2018 compared with $53.56 in the same period of 2017, a $0.31 $ (0.6%) decrease due in part to the popularity of bring your own device (“BYOD”) plans, multi-line plans and the impact of the launch of Fizz, the new advantageously priced, fully digital mobile brand.

Customer statistics

RGUs — 34,400 (0.6%) unit increase in the fourth quarter of 2018 compared with an increase of 34,900 in the same period of 2017.

Mobile telephony — 33,100 (3.0%) subscriber-connection increase in the fourth quarter of 2018 compared with an increase of 33,700 in the same period of 2017.

Cable Internet access — 7,000 (0.4%) customer increase in the fourth quarter of 2018 compared with an increase of 12,400 in the same period of 2017.

Cable television — 6,400 (-0.4%) decrease in the combined customer base for all of Videotron’s cable television services in the fourth quarter of 2018 compared with a decrease of 8,500 in the same period of 2017.

Cable telephony — 17,200 (-1.5%) subscriber decrease in the fourth quarter of 2018 compared with a decrease of 16,900 in the same period of 2017.

Club illico — 17,900 (4.4%) subscriber increase in the fourth quarter of 2018 compared with an increase of 14,200 in the same period of 2017.

Adjusted EBITDA: $425.9 million, a $31.0 million (7.9%) increase due primarily to:

•                                Impact of the net revenue increase;

•                                Favourable variance in some operating expenses, including taxes on the network, engineering expenses and IT expenses.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 50.8% in the fourth quarter of 2018 compared with 53.1% in the same period of 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, and the decrease in operating expenses.

Media

Revenues: $198.0 million in the fourth quarter of 2018, a $1.5 million (-0.8%) decrease.

•                                Broadcasting revenues decreased by $3.7 million (-3.2%), mainly because of lower advertising revenues at TVA Network and TVA Sports, as well as lower commercial production revenues, partially offset by higher subscription revenues at the specialty channels.

•                                Film production and audiovisual service revenues increased by $2.3 million (13.8%), mainly because of higher revenues from soundstage and equipment rentals and from postproduction, partially offset by lower visual effects revenues.

•                                Newspaper publishing revenues decreased $1.3 million (-2.8%).

•                        Advertising revenues decreased 9.7%; circulation revenues decreased 1.0%; digital revenues decreased 12.5%; combined revenues from commercial printing and other sources increased 11.2%.

•                                Magazine publishing revenues decreased by $3.4 million (-14.0%), primarily as a result of lower advertising revenues, the sale of a publication and lower newsstand revenues.

•                                Revenues of Quebecor Media Out of Home increased by $0.6 million (16.7%), mainly because of higher digital and traditional advertising revenues.

Adjusted EBITDA: $27.5 million in the fourth quarter of 2018, a $5.1 million (22.8%) increase.

•                                Adjusted EBITDA from broadcasting increased by $0.3 million (1.9%), mainly because of reductions in some operating expenses, including content costs, partially offset by the impact of the revenue decrease.

•                                Adjusted EBITDA from film production and audiovisual services increased by $1.1 million (25.6%), essentially because of the impact of the revenue increase.

•                                Adjusted EBITDA from newspaper publishing increased by $0.9 million, due primarily to the favourable impact of operating cost reductions, reflecting in part the impact of restructuring initiatives and including reductions in labour, administration and promotion costs, which outweighed the effect of the revenue decrease and the increased spending on digital activities.

•                                Adjusted EBITDA from magazine publishing increased by $0.6 million (24.0%), mainly because of the impact of the reduction in operating expenses, reflecting in part the impact of restructuring initiatives and lower subscription expenses, partially offset by the impact of the revenue decrease.

•                                There was a $0.8 million favourable variance in the adjusted EBITDA of Quebecor Media Out of Home, due primarily to the favourable impact of the revenue increase and decreases in some operating expenses, including advertising expenses.

•                                There was a $1.5 million favourable variance related to rebilling of common selling and digital service charges.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 86.1% in the fourth quarter of 2018 compared with 88.8% in the same period of 2017, mainly because of the impact of the reduction in operating expenses.

Sports and Entertainment

Revenues: $53.5 million in the fourth quarter of 2018, a $3.2 million (6.4%) increase.

•                                Revenues from sports and concerts decreased by $0.2 million (-1.7%), mainly because of lower revenues from sporting events.

•                                Book distribution and publishing revenues increased by $1.4 million (5.7%), primarily as a result of higher revenues from educational publishing and general literature, as well as higher distribution revenues, including bookstore distribution.

•                                Music distribution and production revenues increased by $2.0 million (14.2%), primarily as a result of higher concert production revenues.

Adjusted EBITDA: $1.9 million in the fourth quarter of 2018, a $0.4 million (-17.4%) decrease.

•                                Adjusted EBITDA from sports and concerts decreased by $0.8 million, mainly because of the impact of increases in some operating expenses, including concert costs, and the impact of the revenue decrease.

•                                Adjusted EBITDA from book distribution and publishing increased by $1.7 million, due primarily to the impact of the revenue increase and lower selling expenses.

•                                There was a $1.3 million unfavourable variance in adjusted EBITDA from music production, due primarily to increased operating expenses, including the charge for bad debts and promotion costs, partially offset by the impact of the revenue increase.

2017/2016 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $4.13 billion, a $68.0 million (1.7%) increase.

•                                Revenues increased in Telecommunications ($95.5 million or 3.0% of segment revenues).

•                                Revenues decreased in Media ($19.3 million or -2.4%) and in Sports and Entertainment ($3.7 million or -2.0%).

Adjusted EBITDA: $1.62 billion, a $59.9 million (3.8%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($46.9 million or 3.1% of segment adjusted EBITDA), Media ($15.4 million or 28.6%), and Sports and Entertainment ($3.9 million).

•                                There was an unfavourable variance at Head Office ($6.3 million), mainly because of higher philanthropic, IT and compensation costs.

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.9 million favourable variance in the stock-based compensation charge in 2017 compared with 2016.

Net income attributable to shareholders: $765.8 million in 2017 compared with $400.3 million in 2016, a $365.5 million increase.

•                                The favourable variance was due primarily to:

•                      $330.9 million gain on the sale of spectrum licences recognized in 2017, including $165.5 million without any tax consequences;

•                      $59.9 million increase in adjusted EBITDA;

•                      $20.2 million decrease in financial expenses;

•                      $17.2 million favourable variance in income from discontinued operations;

•                      $11.3 million favourable variance in the charge for restructuring of operations, litigation and other items.

Partially offset by:

•                      $56.8 million increase in the depreciation and amortization charge;

•                      $8.3 million unfavourable variance in the loss on debt refinancing;

•                      $7.8 million unfavourable variance in non-controlling interest.

Depreciation and amortization charge: $705.3 million, a $56.8 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in wired and wireless networks and computer systems, as well as the impact of revising the depreciation period for some telecommunications network components.

Financial expenses: $281.8 million, a $20.2 million decrease caused mainly by lower average indebtedness, the impact of lower interest rates on long-term debt due to debt refinancing at lower rates, a favourable variance in gains and losses on foreign currency translation of short-term monetary items, and higher interest revenues generated by increased liquidity.

Loss on valuation and translation of financial instruments: $2.4 million in 2017 compared with $2.1 million in 2016, a $0.3 million unfavourable variance.

Charge for restructuring of operations, litigation and other items: $17.2 million in 2017, compared with $28.5 million in 2016, a $11.3 million favourable variance.

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

•                                On June 20, 2017, Videotron sold its AWS-1 spectrum licence in the Toronto metropolitan area to Rogers for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013 by Videotron. An $87.8 million gain was recognized on the sale of the licence, including $43.9 million without any tax consequences.

•                                It should be noted that these transactions led to recognition in the second quarter of 2017 of tax benefits in the amount of $44.4 million arising from prior year tax losses, thereby reducing the Corporation’s tax expense.

Charge for impairment of goodwill and intangible assets: $43.8 million in 2017, compared with $40.9 million in 2016, a $2.9 million unfavourable variance.

•                                In 2017 and 2016, Quebecor Media performed impairment tests on its Magazines CGU in view of the downtrend in industry revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $30.0 million non-cash goodwill impairment charge, including $1.5 million without any tax consequences, was recorded in 2017 ($40.1 million without any tax consequences in 2016). As well, a charge for impairment of intangible assets totalling $12.4 million, including $3.1 million without any tax consequences, was recognized in 2017 (nil in 2016).

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

Income tax expense: $141.2 million (effective tax rate of 20.0%) in 2017 compared with $143.3 million (effective tax rate of 25.1%) in 2016, a $2.1 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•                                The effective tax rates and the favourable variance in those rates mainly reflect recognition in 2017 of tax benefits arising from prior year tax losses, whereas in 2016 the deferred tax balances recorded on the balance sheet were reduced in consideration of the lowering of future tax rates in Québec.

•                                The impact on the income tax expense of the increase in taxable income for tax purposes in 2017 was outweighed by the impact of the decrease in effective tax rates.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $3.29 billion in 2017, a $95.5 million (3.0%) increase.

•                                Revenues from the mobile telephony service increased $60.2 million (14.7%) to $469.8 million, essentially due to an increase in the number of subscriber connections and higher net revenue per connection.

•                                Revenues from Internet access services increased $52.2 million (5.3%) to $1.03 billion, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, and customer growth, partially offset by increased discounts and a decrease in overage charges.

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

•                                Revenues of Videotron Business increased $5.6 million (5.6%) to $104.8 million, essentially due to the impact of higher revenues at Fibrenoire.

•                                Revenues from customer equipment sales increased $12.1 million (5.8%) to $219.0 million, mainly because of an increase in the number of mobile devices sold and reduced discounts on sales of digital set-top boxes.

•                                Revenues of the Le SuperClub Vidéotron retail chain decreased $1.2 million (-16.0%) to $6.3 million, mainly because of store closures.

•                                Other revenues were stable compared with 2016 at $10.0 million.

Total ABPU was $48.23 in 2017 compared with $46.75 in 2016, a $1.48 (3.2%) increase. Mobile ABPU was $53.23 in 2017 compared with $51.23 in 2016, a $2.00 (3.9%) increase.

Customer statistics

RGUs — The total number of RGUs was 5,881,100 at December 31, 2017, an increase of 115,700 (2.0%) in 2017 compared with an increase of 117,900 in 2016 (Table 3).

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

Adjusted EBITDA: $1.56 billion, a $46.9 million (3.1%) increase due primarily to:

•                                impact of the revenue increase.

Partially offset by:

•                                increases in some operating expenses, including engineering and IT costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.6% in 2017 compared with 52.7% in 2016.

Cash flows from segment operations: $860.2 million in 2017 compared with $775.0 million in 2016 (Table 4).

•                                The $85.2 million increase was due to the $46.9 million increase in adjusted EBITDA and a $36.1 million decrease in additions to property, plant and equipment and to intangible assets, reflecting in part decreased investment in the LTE network.

Media

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

•                                Quebecor Media Out of Home’s revenues were stable.

Adjusted EBITDA: $69.3 million in 2017, a $15.4 million (28.6%) increase.

•                                Adjusted EBITDA from broadcasting increased by $19.5 million (87.1%), essentially because of the impact of the revenue increase, combined with cost reductions resulting from restructuring initiatives and lower content costs.

•                                Adjusted EBITDA from film production and audiovisual services increased by $5.3 million (57.6%), mainly because of the impact of the revenue increase.

•                                Adjusted EBITDA from newspaper publishing decreased by $6.2 million (-57.9%) due to the impact of the revenue decrease, partially offset by the favourable impact on adjusted EBITDA of reduced operating expenses, resulting from, among other things, the impact of restructuring initiatives.

•                                Adjusted EBITDA from magazine publishing decreased by $3.8 million (-27.5%), mainly because of the impact of the decrease in revenues, partially offset by lower operating expenses, including printing, editorial and selling expenses, as well as cost reductions related to restructuring initiatives.

•                                Adjusted EBITDA of Quebecor Media Out of Home was stable.

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

Cash flows from segment operations: $37.3 million in 2017 compared with $9.3 million in 2016 (Table 5). The $28.0 million favourable variance was due primarily to the $15.4 million increase in adjusted EBITDA, combined with a $12.0 million decrease in additions to property, plant and equipment and to intangible assets.

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

Adjusted EBITDA: $6.2 million in 2017, a $3.9 million (169.6%) increase.

•                                There was a $0.9 million (12.5%) favourable variance in the adjusted operating loss of sports and concerts, mainly because of the impact of the revenue increase, partially offset by the impact of the startup of new activities.

•                                Adjusted EBITDA from book distribution and publishing increased by $2.3 million (22.5%), due primarily to the impact of the revenue increase and higher margins in educational publishing, as well as lower operating expenses in general literature.

•                                There was a $0.8 million favourable variance in adjusted EBITDA from music distribution and production, due primarily to decreased administrative expenses, partially offset by the impact of the decrease in revenues.

Cash flows from segment operations: $0.6 million in 2017, compared with negative $4.7 million in 2016 (Table 6). The $5.3 million favourable variance was due to the $3.9 million increase in adjusted EBITDA and the $1.4 million reduction in additions to property, plant and equipment and to intangible assets.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussion of trends under “Trend Information” above, the analysis of the Corporation’s risk factors under “Item 3. Key Information — B. Risk Factors,” below, and the analysis of the Corporation’s financial risks under “Financial Instruments and Financial Risk Management” below.

Operating activities

2018 financial year

Cash flows provided by continuing operating activities: $1.42 billion in 2018 compared with $1.19 billion in 2017.

•                                The $227.8 million increase was primarily due to:

•                        $266.8 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax receivable and payable, provisions, and accounts payable and accrued charges;

•                        $119.2 million increase in the Telecommunications segment’s adjusted EBITDA.

Partially offset by:

•                        $146.1 million increase in current income taxes in 2018 compared with 2017, mainly because of the recognition of tax benefits in 2017;

•                        $14.0 million unfavourable variance in the Media segment’s adjusted EBITDA.

The Telecommunications segment’s increased profitability, the favourable variance in income tax receivable and payable, and favourable variances in provisions and in accounts payable and accrued charges in the Telecommunications segment had a favourable impact on cash flows provided by continuing operating activities in 2018 compared with 2017, while the decrease in the Media segment’s profitability had an unfavourable impact.

2017 financial year

Cash flows provided by continuing operating activities: $1.19 billion in 2017 compared with $1.13 billion in 2016.

•                                The $57.7 million increase was primarily due to:

•                        $149.2 million decrease in current income taxes, mostly because of the recognition of tax benefits;

•                        $46.9 million and $15.4 million increases in EBITDA in the Telecommunications and Media segments, respectively;

•                        $20.1 million decrease in the cash portion of financial expenses;

•                        $11.3 million favourable variance in the cash portion of the charge for restructuring of operations, litigation and other items.

Partially offset by:

•                        $183.1 million unfavourable change in non-cash operating assets and liabilities, due primarily to unfavourable variances in income tax receivable and payable, provisions, accounts payable and accrued charges, and inventory in the Telecommunications segment.

Increased profitability in the Telecommunications and Media segments, as well as the recognition of tax benefits and reduced financial expenses, had a favourable impact on cash flows provided by continuing operating activities in 2017, while decreases in provisions and in accounts payable and accrued charges, and variances in inventory in the Telecommunications segment had an unfavourable impact.

Working capital: Negative $262.4 million at December 31, 2018 compared with positive $747.6 million at December 31, 2017. The $1.01 million decrease was due primarily to the use of cash and cash equivalents for the repurchase of Quebecor Media Common Shares held by CDP Capital, as well as the increase in net income tax payable and in accounts payable and accrued charges.

Investing activities

2018 financial year

Additions to property, plant and equipment: $552.7 million in 2018 compared with $601.8 million in 2017. The $49.1 million decrease was due to lower spending on wired and wireless networks in the Telecommunications segment.

Additions to intangible assets: $197.4 million in 2018 compared with $141.9 million in 2017. The $55.5 million increase was due primarily to spending on the IPTV project and IT systems in the Telecommunications segment.

Proceeds from disposal of assets: $9.4 million in 2018, compared with $620.7 million in 2017, a $611.3 million decrease:

•                                In 2017, Videotron sold its AWS-1 spectrum licence in the Metropolitan Toronto area to Rogers for a cash consideration of $184.2 million, and its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million.

Business acquisitions: $10.3 million in 2018 compared with $5.8 million in 2017.

•                                In 2018, business acquisitions consisted mainly of the acquisition of LC Media, Audio Zone and the assets of Mobilimage by the Media segment.

•                                In 2017, business acquisitions consisted mainly of payment of the $5.6 million balance payable on the acquisition of Fibrenoire by the Telecommunications segment.

Loans to the parent company: $596,1 million in 2018.

•                                On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021. As of December 31, 2018, Quebecor drew down $97.0 million on the subordinated loan agreement.

•                                On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, an $87.1 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in July 2021. As of December 31, 2018, Quebecor drew down $87.1 million on the subordinated loan agreement.

•                                On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021. As of December 31, 2018, Quebecor drew down $262.0 million on the subordinated loan agreement.

•                                On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan. The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021. As of December 31, 2018, Quebecor drew down $75.0 million on the unsubordinated loan agreement and $75.0 million on the subordinated loan agreement.

2017 financial year

Additions to property, plant and equipment: $601.8 million in 2017 compared with $654.5 million in 2016. The $52.7 million decrease was due to reduced investment in the LTE network.

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

Business disposals: $3.0 million in 2016, consisting of the balance of the selling price of Archambault Group Inc.’s retail operations.

Free cash flows from continuing operating activities

2018 financial year

Free cash flows from continuing operating activities: $679.3 million in 2018 compared with $455.0 million in 2017 (Table 7). The $224.3 million increase was primarily due to:

•                                $227.8 million increase in cash flows provided by continuing operating activities;

•                                $49.1 million decrease in additions to property, plant and equipment.

Partially offset by:

•                                $55.5 million increase in additions to intangible assets.

2017 financial year

Free cash flows from continuing operating activities: $455.0 million in 2017 compared with $343.7 million in 2016 (Table 7).

•                                The $111.3 million favourable variance was mainly due to:

•                      $57.7 million increase in cash flows provided by continuing operating activities;

•                      $52.7 million decrease in additions to property, plant and equipment.

Table 7

Cash flows provided by continuing operating activities reported in the consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	With adoption of IFRS15[1]			Without IFRS15[2]
	Year ended December 31			Year ended December 31
	2018	2017	2016	2018	2017	2016

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,677.0	$1,557.8	$1,510.9	$1,654.5	$1,523.0	$1,445.2
Media	55.3	69.3	53.9	55.3	69.3	53.9
Sports and Entertainment	5.0	6.2	2.3	5.0	6.2	2.3
Head Office	(4.9)	(14.1)	(7.8)	(4.9)	(14.1)	(7.8)
	1,732.4	1,619.2	1,559.3	1,709.9	1,584.4	1,493.6
Cash interest expense[3]	(273.7)	(274.9)	(295.0)	(273.7)	(274.9)	(295.0)
Cash portion related to restructuring of operations, litigation and other items[4]	(14.9)	(17.2)	(28.5)	(14.9)	(17.2)	(28.5)
Current income taxes	(154.9)	(8.8)	(158.0)	(154.9)	(8.8)	(158.0)
Other	(5.6)	4.0	3.7	(5.6)	4.0	3.7
Net change in non-cash balances related to operating activities	136.7	(130.1)	53.0	136.7	(130.1)	53.0
Impact of IFRS 15	—	—	—	22.5	34.8	65.7
Cash flows provided by continuing operating activities	1,420.0	1,192.2	1,134.5	1,420.0	1,192.2	1,134.5

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding proceeds from disposal of licences):
Telecommunications	(701.2)	(697.6)	(735.9)	(701.2)	(697.6)	(735.9)
Media	(29.8)	(32.0)	(44.6)	(29.8)	(32.0)	(44.6)
Sports and Entertainment	(5.0)	(5.6)	(7.0)	(5.0)	(5.6)	(7.0)
Head Office	(4.7)	(2.0)	(3.3)	(4.7)	(2.0)	(3.3)
	(740.7)	(737.2)	(790.8)	(740.7)	(737.2)	(790.8)
Free cash flows from continuing operating activities	$679.3	$455.0	$343.7	$679.3	$455.0	$343.7

1              Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3              Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items, interest from the parent corporation and other financial (revenues) expenses (see note 4 to the consolidated financial statements).

4              Restructuring of operations, litigation and other items (see note 5 to the consolidated financial statements).

Financing activities

2018 financial year

Consolidated debt (long-term debt plus bank indebtedness): A $1.09 billion increase in 2018. A $329.3 million net favourable variance in assets and liabilities related to derivative financial instruments.

•                                Additions to debt in 2018 essentially consisted of:

•                                $738.5 million increase in Videotron’s drawings on its revolving bank credit facility;

•                                $342.0 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•                                $24.3 million increase in the bank indebtedness of Videotron and Quebecor Media.

•                                Debt reductions in 2018 primarily consisted of:

•                                current payments totalling $19.2 million on the term loan and other facilities of Videotron, TVA Group and Quebecor Media.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $887.0 million at December 31, 2018 compared with $557.7 million at December 31, 2017. The $329.3 million net favourable variance was mainly due to:

•                                favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•                                unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, extending its term to July 2022. Certain conditions were also amended.

•                                On November 26, 2018, Videotron amended its secured revolving credit facility, increasing it from $965.0 million to $1.50 billion and extending its term to July 2023. Certain conditions related to the credit facility were also amended.

•                                On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital to repurchase all of the share capital of Quebecor Media still held by CDP Capital, representing an 18.47% stake in Quebecor Media, for a value of $1.69 billion. On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its Common Shares held by CDP Capital, representing approximately 91.1% of the CDP Capital interest before closing, for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital, representing approximately 8.9% of the CDP Capital interest before closing, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor.

2017 financial year

Consolidated debt (long-term debt plus bank indebtedness): $345.3 million decrease in 2017; $251.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•                                Debt reductions in 2017 primarily consisted of:

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

•                                Additions to debt in 2017 mainly consisted of:

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

•                                On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media also paid off a security held by CDP Capital for $6.2 million. The $23.3 million excess of the purchase price over the carrying value of the Common Shares and the security was recorded as an increase in the deficit.

•                                On May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

Financial position

Net available liquidity: $1.03 billion at December 31, 2018 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.05 billion in available unused revolving credit facilities less $23.6 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $6.40 billion at December 31, 2018, a $1.09 billion increase compared with December 31, 2017; $329.3 million net favourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                                Consolidated debt essentially consisted of Videotron’s $4.23 billion debt ($3.27 billion at December 31, 2017); TVA Group’s $52.8 million debt ($62.6 million at December 31, 2017); and Quebecor Media’s $2.12 billion debt ($1.98 billion at December 31, 2017).

As at December 31, 2018, minimum principal payments on long-term debt in the coming years were as follows:

Table 8

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended December 31

(in millions of Canadian dollars)

2019	$56.6
2020	448.1
2021	—
2022	1,091.0
2023	2,401.2
2024 and thereafter	2,411.3
Total	$6,408.2

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.1 years as of December 31, 2018 (6.1 years as of December 31, 2017). As at December 31, 2018, after taking into account hedging instruments, the debt consisted of approximately 76.2% fixed-rate debt (87.7% as of December 31, 2017) and 23.8% floating-rate debt (12.3% as of December 31, 2017).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At December 31, 2018, the Corporation was in compliance with all required financial ratios.

Distributions paid and dividends declared and paid

•                                Total of $100.0 million in dividends declared by the Board of Directors of Quebecor Media, which was paid to shareholders in 2018 ($50.0 million in 2017).

•                                Total of $50.0 million in distributions, in the form of a reduction of paid-up capital, which was paid to shareholders in 2017.

Participation in 600 MHz spectrum auction

In December 2018, Videotron qualified as a bidder in the auction for spectrum licences in the 600 MHz band announced by ISED. The auction is scheduled to commence on March 12, 2019.

In December 2018, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to ISED as a pre-auction deposit, with the application to bid. The submission of these letters of credit did not have the effect of reducing the Corporation’s net available liquidity. In accordance with the rules of confidentially established by ISED respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of these letters of credit. Videotron may withdraw the letters of credit at any time prior to the opening of the auction.

The full licensing framework for spectrum in the 600 MHz band published by ISED, including the method used to determine the amount of the pre-auction deposit, is available on the ISED website at <www.ic.gc.ca/eic/site/smt-gst.nsf/eng/h_sf11331.html>

Analysis of consolidated balance sheet at December 31, 2018

Table 9

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2018 and 2017

(in millions of Canadian dollars)

	Dec. 31, 2018	Dec. 31, 2017	Difference	Main reasons for difference

Assets
Cash and cash equivalents	$21.0	$864.9	$(843.9)	Use of cash and cash equivalents for the repurchase of Quebecor Media Common Shares held by CDP Capital
Net assets held for resale[1]	88.4	—	88.4	Net assets of 4Degrees Colocation held for resale
Property, plant and equipment	3,413.5	3,554.3	(140.8)	Depreciation for the period and reclassification of net assets held for resale, less additions to property, plant and equipment on an accrual basis
Intangible assets	1,135.3	983.1	152.2	Investment in the IPTV project and IT systems by the Telecommunications segment on an accrual basis, less amortization for the period and the impairment charge
Loan to parent corporation	596.1	—	596.1	See “Investing activities”
Derivative financial instruments[2]	887.0	557.7	329.3	See “Financing activities”

Liabilities
Accounts payable and accrued charges	820.5	725.6	94.9	Impact of current variances in activity
Income taxes[3]	114.4	(16.0)	130.4	Current income taxes for the period less current disbursments
Long term debt, including short term portion and bank indebtedness	6,399.3	5,311.7	1,087.6	See “Financing activities”

1              Current assets less current liabilities.

2              Long-term assets less long-term liabilities.

3              Current liabilities less current assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2018, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 10 below shows a summary of these contractual obligations.

Table 10

Contractual obligations of Quebecor Media as of December 31, 2018

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,408.2	$56.6	$448.1	$3,492.2	$2,411.3
Interest payments[2]	1,500.6	252.3	578.2	428.4	241.7
Operating leases	241.0	49.5	58.0	36.8	96.7
Additions to property, plant and equipment and other commitments	1,351.5	247.4	370.7	277.7	455.7
Derivative financial instruments[3]	(892.7)	0.2	(105.1)	(618.1)	(169.7)
Total contractual obligations	$8,608.6	$606.0	$1,349.9	$3,617.0	$3,035.7

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2018.

3              Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Significant commitments included in Table 10

Videotron leases sites for its wireless network under operating lease arrangements. It also has 20-year service sharing and exchange agreements with Rogers to build out and operate an LTE network in Québec and the Ottawa area, as well as an agreement with Comcast Corporation to develop an innovative IPTV solution. As at December 31, 2018, the balance of those commitments stood at $608.9 million.

In 2011, Quebecor Media announced an agreement with Québec City for the leasing and management of the Videotron Centre. As at December 31, 2018, the balance of those commitments stood at $70.5 million.

In 2012 and 2014, Quebecor Media signed 20-year agreements to install, maintain and advertise on bus shelters belonging to the Montréal and Laval transit commissions. In 2015 and 2018, similar 10-year agreements were signed with the Lévis, Sherbrooke and Longueuil transit commissions. As at December 31, 2018, the balance of those commitments stood at $98.3 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2018, the balance of those commitments stood at $589.3 million.

Pension Plan Contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $32.6 million in 2019, based on the most recent financial actuarial reports filed (contributions of $35.7 million were paid in 2018).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2018, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $10.0 million ($9.2 million in 2017 and $9.0 million in 2016), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of 2.8 million ($2.8 million in 2017 and $3.0 million in 2016). Those transactions were accounted for at the consideration agreed between the parties.

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

In 2018, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.2 million in 2017 and 2016), and incurred management fees of $2.5 million ($2.7 million in 2017 and $2.6 million in 2016) with shareholders.

Tax transactions

In 2018, the parent corporation transferred $54.2 million of non-capital losses (none in 2017 and $22.1 million in 2016) to the Corporation in exchange for a cash consideration of $13.9 million (none in 2017 and $5.6 million in 2016). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between the parties.

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2018, the maximum exposure with respect to these guarantees was $19.3 million and no liability has been recorded in the consolidated balance sheets.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Table 11

Description of derivative financial instruments
As of December 31, 2018
(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Videotron
Less than 1 year	1.3056	$165.6	US$	126.8

Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	331.6	Bankers’ acceptance 3 months + 2.77%	1.0346

Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
US$ drawing on revolver facility	2018 to 2019	US$	160.0	Bankers’ acceptance 1 month + 0.42%	1.3417

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

(Gains) losses on valuation and translation of financial instruments for 2018, 2017 and 2016 are summarized in Table 12.

Table 12

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2018	2017	2016

(Gain) loss on the ineffective portion of fair value hedges	$(0.8)	$3.0	$2.0
Loss on the ineffective portion of cash flow hedges	1.7	—	0.1
(Gain) loss on embedded derivatives related to long term debt	—	(0.6)	(0.2)
Loss (gain) on reversal of embedded derivatives on debt redemption	—	—	0.2
	$0.9	$2.4	$2.1

A loss on cash flow hedges of $10,1 million was recorded under “Other comprehensive income” in 2018 (gain of $43.7 million and loss of $30.9 million respectively in 2017 and in 2016).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2018 and December 31, 2017 were as follows:

Table 13

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	December 31, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,408.2)	$(6,391.5)	$(5,346.7)	$(5,658.0)
Derivative financial instruments[2]
Foreign exchange forward contracts	6.7	6.7	(4.5)	(4.5)
Cross-currency interest rate swaps	880.3	880.3	562.2	562.2

1    The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

2    The fair value of derivative financial instruments designated as cash flow hedges is an asset position of $840.6 million as of December 31, 2018 ($525.7 million as of December 31, 2017) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $46.4 million as of December 31, 2018 ($32.0 million as of December 31, 2017).

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or on the immediate settlement of the instrument.

Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2018, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions As of December 31, 2018, the provision for expected credit losses represented 2.7% of the gross amount of accounts receivable and contract assets (2.9% as of December 31, 2017), while 11.7% of trade receivable were 90 days past their billing date (11.3% as of December 31, 2017).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2018 and 2017:

	2018	2017

Balance at beginning of year	$21.1	$28.1
Changes in expected credit losses charged to income	19.6	21.6
Write off	(20.2)	(28.6)
Balance at end of year	$20.5	$21.1

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.1 years as of December 31, 2018 (6.1 years as of December 31, 2017) (see also “Contractual Obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2018 and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on Other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2018 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$1.3	$34.8
Decrease of $0.10	(1.3)	(34.8)

A variance of $0.10 in the 2018 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $2.4 million on the value of unhedged purchase of goods and services and $4.4 million on the value of unhedged acquisitions of tangible and intangible assets in 2018.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2018, after taking into account the hedging instruments, long-term debt was comprised of 76.2% fixed-rate debt (87.7% in 2017) and 23.8 % floating-rate debt (12.3% in 2017).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2018 was $13.1 million.

The estimated sensitivity on income and on Other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2018, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.9)	$(28.1)
Decrease of 100 basis points	1.9	28.1

Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and repayment of debt, repurchase of shares, the use of cash flows generated by operations, and the level of distributions to shareholders. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments, cash and cash equivalents and loans to the parent Corporation. The capital structure as of December 31, 2018 and 2017 is as follows:

Table 14

Capital structure of Quebecor Media
(in millions of Canadian dollars)

	2018	2017

Bank indebtedness	24.3	—
Long-term debt	$6,375.0	$5,311.7
Derivative financial instruments	(887.0)	(557.7)
Cash and cash equivalents	(21.0)	(864.9)
Loans to parent Corporation	(596.1)	—
Net liabilities	4,895.2	3,889.1
Equity	$1,424.7	$2,545.0

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercompany transactions, and the declaration and payment of dividends or other distributions.

Contingencies

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation, the outcome of those proceedings is not expected to have a material adverse effect on Corporation’s results or on its financial position.

Critical Accounting Policies and Estimates

Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met.

•                                The parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•                                The entity can identify each party’s rights regarding the goods or services to be transferred;

•                                The entity can identify the payment terms for the goods or services to be transferred;

•                                The contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                                It is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenues” in the consolidated balance sheets. Deferred revenues are usually recognized as revenues in the subsequent year.

Telecommunications

The Telecommunications segment provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration is generally comprised of an upfront fee for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•                                Operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and OTT video services are recognized when services are provided;

•                                Revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•                                Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•                                Cable connection and mobile activation revenues are deferred and recognized as revenues over the period of time the customer is expected to remain a customer of the Corporation or over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

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

•                                Soundstage and equipment leasing revenues are recognized over the rental period; and

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

•                                Revenues from renting the arena and from tickets (including season tickets), food concession sales are recognized when the events take place and/or goods are sold, as the case may be;

•                                Revenues from the rental of suites are recognized ratably over the period of the agreement;

•                                Revenues from the sale of advertising in the form of venue signage or sponsorships, are recognized ratably over the period of the agreement; and

•                                Revenues derived from sporting and cultural event management are recognized when services are provided.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result had no impairment loss been recognized previously.

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

The net book value of goodwill as at December 31, 2018 was $2.68 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2018 was $485.3 million.

Useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and future expectations regarding the use of the spectrum licences. The determination that spectrum licences have an indefinite useful life therefore involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management were to change its conclusion in the future.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging instruments and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of its hedging relationships at initiation and on an ongoing basis.

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

•                                The Corporation has established a hedge ratio of one for one for all its hedging relationships as underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

•                                For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the hedged items cash flows.

•                                For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.

•                                Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

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

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Pension and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

Quebecor Media’s defined benefit obligations with respect to defined benefit pension plans and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist mainly of equities and corporate and government fixed-income securities.

Re-measurements of the net defined benefit liability or asset are recognized immediately in “Other comprehensive income.”

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent that the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future and the minimum funding liability, is based on a number of assumptions, including future service costs and future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from certain of those assumptions may have a significant impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units (“DSUs”) or performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

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

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

The amount recognized as a provision is the best estimate of the expenditures required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time and it is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

No amounts are recognized for obligations that are possible but not probable or for those for which an amount cannot be reasonably estimated.

Contract costs

Incremental costs and direct costs, such as contract acquisition costs consisting primarily in sales commissions and the cost of connecting subscribers to the Corporation’s telecommunications network, are deferred as contract costs and amortized over the expected duration of the customer’s service or the term of the contract. Amortized contract costs are included in purchases of goods and services on the consolidated statements of income.

Provision for expected credit losses

The Corporation maintains a provision to cover anticipated credit losses from customers who are unable to pay their debts. The provision is reviewed periodically, and considering the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions.

Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Goodwill initially arising from a business acquisition is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed.

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

Contingent considerations

Contingent considerations arising from business acquisition or disposal are measured and accounted for at their fair value. The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations are based will be met in the future. The assessment of these contingent potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations recognized and any subsequent changes in fair value recorded in the consolidated statements of income.

Income taxes

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be reduced subsequently, if necessary, to an amount that is more likely than not to be realized.

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

Changes in Accounting Policies

(i)                           IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, most of financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

(ii)                        IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to apply to each contract with a customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regard to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the period of time the customer is expected to maintain its service or over the contract term. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other assets” as contract costs in the consolidated balance sheets.

The adoption of IFRS 15 had no impact on cash flows from operating, investing and financing activities.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2017	2016

Revenues	$22.4	$52.5
Purchase of goods and services	(12.4)	(13.2)
Deferred income tax expense	9.2	17.4
Net income and comprehensive income attributable to shareholders	$25.6	$48.3

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Other assets:
Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

1          The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2          The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016 and is presented under “Other current assets”.

Recent accounting pronouncements

(i)                           IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease will be initially measured on a present value basis.

The adoption of IFRS 16 has significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges will be expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the consolidated statements of income.

Under IFRS 16, principal payments of the lease liability will be presented as financing activities in the consolidated statements of cash flows, whereas under the current standard these payments are presented as operating activities.

The retroactive adoption of IFRS 16 will have the following impacts on the 2018 and 2017 consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2018	2017

Purchase of goods and services	$(52.5)	$(49.8)
Depreciation and amortization	38.9	37.8
Financial expenses	11.0	12.5
Restructuring of operations	(0.7)	0.3
Deferred income tax expense	0.9	(0.2)
Net income and comprehensive income attributable to shareholders	$2.4	$(0.6)

Net income and comprehensive income attributable to:
Shareholders	$2.2	$(0.5)
Non-controlling interests	0.2	(0.1)

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Right-of-use assets	$146.7	$170.1
Provisions	(1.4)	(1.4)
Lease liabilities[1]	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(7.1)	(8.0)
Deficit	19.8	21.9
Non-controlling interests	(0.2)	(0.4)

1          The current portion of lease liabilities is $37.4 million as of December 31, 2018 and $40.3 million as of December 31, 2017.

(ii)                        IFRIC 23 - Uncertainty over Income Tax Treatments is required to be applied retrospectively for annual periods beginning on or after January 1, 2019

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments. The adoption of IFRIC 23 will not have a material impact on the consolidated financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A -                                Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 21, 2019:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	80	Director and Chairman of the Board

SYLVIE LALANDE (3) Lachute, Québec	68	Director, Vice Chair and Lead Director

CHANTAL BÉLANGER, FCPA-FCGA (1) Blainville, Québec	67	Director

ANDRÉ P. BROSSEAU (1) (2) (3) Montréal, Québec	57	Director

ANDREA C. MARTIN (3) London, United Kingdom	59	Director

ROBERT PARÉ (2) Westmount, Québec	64	Director

ÉRIK PÉLADEAU Lorraine, Québec	63	Director

NORMAND PROVOST (1)(2) Brossard, Québec	64	Director and Chair of the Audit Committee

PIERRE KARL PÉLADEAU Outremont, Québec	57	President and Chief Executive Officer

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	48	President and Chief Executive Officer, Videotron Ltd.

FRANCE LAUZIÈRE Town of Mount-Royal, Québec	52	President and Chief Executive Officer, TVA Group Inc. and Chief of Content, Quebecor Content

MARC M. TREMBLAY Westmount, Québec	58	Chief Operating Officer, Chief Legal Officer and Corporate Secretary

HUGUES SIMARD Montréal, Québec	52	Chief Financial Officer

J. SERGE SASSEVILLE Montréal, Québec	60	Senior Vice President, Corporate and Institutional Affairs

CHRISTIAN JETTÉ Repentigny, Québec	58	President, Publishing, Book Group, Quebecor and CEO, CEC Publishing Inc.

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	39	Vice President and Treasurer

LYNE ROBITAILLE Laval, Québec	56	Senior Vice President, Newspapers, Magazines, Distribution and Printing and President and Publisher, Journal de Montréal

Name and Municipality of Residence	Age	Position

DENIS SABOURIN Outremont, Québec	58	Vice President and Corporate Controller

MARTIN TREMBLAY Québec, Québec	43	Chief Operating Officer, Quebecor Sport & Entertainment Group

ANNE VIVIEN Saint-Lambert , Québec	53	Executive Vice President, Development & Music

(1)    Member of the Audit Committee

(2)    Member of the Executive Committee

(3)    Member of the Human Resources and Corporate Governance Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He is Chairman of the Board of Quebecor and Videotron since June 19, 2014, and of Quebecor Media since May 8, 2018. He also acted as Chairman of the Board of Quebecor Media from June 2014 to February 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Acreage Holdings, Inc., Wyndham Worldwide Corporation (New Jersey) and The Blackstone Group LP (New York). He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Sylvie Lalande, Director, Vice Chair and Lead Director and Chair of the Human Resources and Corporate Governance Committee. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017 and as Vice Chair on May 8, 2018. She was appointed as Chair of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media on May 12, 2016. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the Collège des administrateurs de sociétés of Université Laval. She was appointed Chair of the Board of Capital régional et coopératif Desjardins in April 2017.

Chantal Bélanger, Director and member of the Audit Committee. Ms. Bélanger is a Director and member of the Audit Committee of Quebecor, Quebecor Media and Videotron since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Quebec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. She has been a director at Capital régional et coopératif Desjardins since 2012, and at the Société de services financiers Fonds FMOQ Inc. since 2014. She is the Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and serves on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She chairs the Société de services financiers Fonds FMOQ Audit Committee. She was a director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger is a fellow of the Quebec CPA Order and holds a certificate in Corporate Governance from the Collège des administrateurs de sociétés at Université Laval. Ms. Bélanger has been the Chair of the Board of the CAS since 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director, member of the Audit Committee and of the Human Resources and Corporate Governance Committee, and Chair of the Executive Committee Mr. Brosseau is a Director and member of the Audit Committee of Quebecor, Quebecor Media and Videotron since May 12, 2016. He is also a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD Digital Health Connections Group Inc. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Quebec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

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

Robert Paré, Director and member of the Executive Committee. Mr. Paré is a Director of Quebecor and Quebecor Media since June 19, 2014. Since February 2018, he has been a Strategic Advisor for the firm Fasken Martineau DuMoulin LLP where he held a position of Senior Partner specializing in governance and corporate and commercial law from February 1987 to January 2018. Mr. Paré is a member of the Board and of the Compensation, Nominating and Corporate Governance Committee of ADF Group Inc. since 2009. He also serves on the Board of National Bank of Canada and its Conduct Review and Governance Committee since April 2018. He was a member of the Board and of the Nominating and Governance Committee and of the Human Resources and Compensation Committee of RONA Inc. from 2009 to 2016. Mr. Paré is currently member of the Boards of the Institute of Corporate Directors of Canada and the Institute for Research in Immunology and Cancer (IRIC). Mr. Paré has a Bachelor’s degree in Law from Université Laval. He is a member of the Quebec Bar.

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

Normand Provost, Director, Chair of the Audit Committee and member of the Executive Committee. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He also serves as a member of the Audit Committee of Quebecor, Quebecor Media and Videotron since June 2014 and as Chairman since May 2018. From May 2014 to December 2015, Mr. Provost was Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He has served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship. Since January 2018, he also serves as director of Investissement Québec, and is the Chair of its Risk Management Committee. In addition, he sits on the

Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S. Since March 2015, Mr. Provost also sits on the Board of Directors and Chair the Investment Committee of Desjardins Financial Security. Since January 2019, Mr. Provost also serves as Chairman of the Board of Groupe Germain.

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

Jean-François Pruneau, President and Chief Executive Officer, Videotron Ltd. In January 2019, Mr. Pruneau was appointed President and Chief Executive Officer of Videotron. From 2010 to 2018, he was Senior Vice President and Chief Financial Officer of Quebecor and Quebecor Media. He joined Quebecor Media in May 2001 and served, in turn as Director of Corporate financing, Assistant Treasurer, Treasurer, and Vice President, finance of Quebecor, Quebecor Media, Videotron and Sun Media Corporation. He was Associate Director of BCE Media Inc. from 1999 to 2001 and served as Corporate Finance Officer at Canadian National Railway from 1997 to 1999. Mr. Pruneau holds an M.Sc. in Finance from HEC Montréal and has been a member of the Montréal chapter of the CFA Institute since 2000.

France Lauzière, President and Chief Executive Officer, TVA Group and Chief Content Officer of Quebecor Content. France Lauzière was appointed to her current position in October 2017.  France joined TVA Group in 2001 and became head of programming for the TVA Network in 2006. Afterwards, she held the position of Senior Vice President, Content of Quebecor Content and Vice President, Programming of TVA Group from 2006 to 2013. She also serves on the board of La Factry, a school for creativity dedicated to forging creative minds equipped to find new solutions to contemporary challenges.

Marc M. Tremblay, Chief Operating Officer, Chief Legal Officer and Corporate Secretary. Mr. Tremblay was promoted Chief Operating Officer, Chief Legal Officer and Corporate Secretary of Quebecor and Quebecor Media in January 2019 from his previous position as Senior Vice President and Chief Legal Officer and Public Affairs and Corporate Secretary a position he held since September 2014. Prior to that date, he was Senior Vice President and Chief Legal Officer and Public Affairs of Quebecor Media, a position he held from October 2013. Prior to that date, Mr. Tremblay was Senior Vice President, Legal Affairs, a position he held from March 2012. Prior to that date, he was Vice President, Legal Affairs of Quebecor Media, a position he held from March 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) for 22 years. He has been a member of the Barreau du Québec since 1983.

Hugues Simard, Chief Financial Officer. Mr. Simard has been Chief Financial Officer of Quebecor and Quebecor Media since January 2019. Over a period of 20 years, from 1998 to 2017, Hugues Simard occupied a series of key positions with various Quebecor subsidiaries, including Senior Vice President and Chief Financial Officer of Videotron from 2014 to 2017, Senior Vice President, Development & Strategy of Quebecor Media, and Vice-President, Finance and Chief Financial Officer of Sun Media Corporation from 2007 to 2014. Between June 2017 and his return to Quebecor, Mr. Simard was Executive Vice President and Chief Financial Officer of Indigo Books & Music in Toronto. Mr. Simard holds an MBA from Harvard Business School and a Bachelor of Applied Science and Engineering degree from the University of Toronto.

J. Serge Sasseville, Senior Vice President, Corporate and Institutional Affairs. Mr. Sasseville was promoted Senior Vice President, Corporate and Institutional Affairs in March 2012 from his previous position as Vice President, Corporate and Institutional Affairs of Quebecor Media, a position he held since November 2008. Mr. Sasseville joined the Quebecor Group in 1987 and has served in many capacities both as a lawyer and manager, including Vice President,

Legal Affairs and Secretary of Videotron and its subsidiaries and President, Music Sector of Archambault Group. Mr. Sasseville is a member of the Boards of Directors of Select Music and the Quebecor Fund. He is also a member of the Executive Committee and the Vice-Chair of the Board of Directors of CWTA (Canadian Wireless Telecommunications Association) and Chairman of the Board of Directors of CPAC (Cable Public Affairs Channel). He has been a member of the Barreau du Québec since 1981 and practiced law at the law firm Stein, Monast in Québec City from 1981 to 1987.

Christian Jetté, President, Publishing, Book Group, Quebecor and CEO, CEC Publishing. Mr. Jetté has been President, Publishing of Quebecor’s Book Group, which includes the publishing houses Librex, Homme, Ville-Marie littérature and others, since 2013 and CEO of textbook publisher CEC Publishing since 2003. He also served as Vice President, finance of CEC Publishing from 1990 to 2003 and worked in distribution at Québec-Livres, a Quebecor subsidiary. Mr. Jetté holds a Bachelor of Business Administration degree from HEC Montréal and is a member of the Ordre des comptables professionnels agréés du Québec.

Jean-François Parent, Vice President and Treasurer. Mr. Parent was promoted Vice President and Treasurer in December 2018 from his previous position as Senior Director Financing and M&A of Quebecor Media. Mr. Parent joined Quebecor Media in 2006 and has assumed various responsibilities in treasury, corporate finance and mergers and acquisitions since then. He also serves as Vice President and Treasurer of Quebecor and Videotron since December 2018. Mr. Parent holds a M.Sc. in Finance from Université de Sherbrooke and is a member of the Montréal chapter of the CFA Institute and a member of the Ordre des comptables professionnels agréés du Québec.

Lyne Robitaille, Senior Vice President, Newspapers, Magazines, Distribution and Printing, Quebecor Media and President and Publisher, Journal de Montréal. Ms. Robitaille was appointed to her current position in November 2017. She has occupied many management positions at Quebecor’s newspaper business since joining the organization in 1988. Ms. Robitaille graduated from HEC Montréal with a Bachelor’s degree in accounting in 1985. She is a member of the Ordre des comptables professionnels agréés du Québec.

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

Martin Tremblay, Chief Operating Officer, Quebecor Sports and Entertainment Group. Mr. Tremblay was appointed Chief Operating Officer, Quebecor Sports and Entertainment Group in August 2017. From 2012 to 2017, he held the position of Vice President, Public Affairs of Quebecor Media. He previously worked for several years in the office of the Minister of the Environment, the office of the Minister of Municipal Affairs and at Mayor’s office of the City of Montréal. Mr. Martin holds a Bachelor’s degree in international relations from Université du Québec à Chicoutimi.

Anne Vivien, Executive Vice President, Music Development. As Executive Vice President, Music Development since February 2017, Ms. Vivien is responsible for Musicor (Disk & shows), MP3 and Distribution Select. Ms. Vivien has held numerous management positions in Québec, which have also led to stints in New York and Europe. From 1994 to 1996, she was manager of the community radio station CIBL in Montréal. She then served as Artistic Director, Artists and Development at BMG Canada until 2004. From 2004 to 2009, she was director of the Musicor label, after which she founded her own consulting and management firm, Viktoria Music. Ms. Vivien holds a Bachelor’s degree in international economics. She is a member of the society of Authors, Composers and Publishers of Music (SACEM), and sits on various committees of the Association québécoise de l’industrie du disque, du spectacle et de la video (ADISQ) and is a member of the Canadian Independent Music Association (CIMA) Board of Directors. She has been a member of the Music Managers Forum Canada since 2013.

B -                                Compensation

Compensation of Directors

The table below indicates the compensation received by our Directors for the financial year ended December 31, 2018:

Compensation for the financial year ended December 31, 2018(1)	$
Chair of the Board(2)	390,000
Vice Chair of the Board and Lead Director	20,000
Base compensation of Directors	90,000
Chair of the Audit Committee	30,000
Chair of the Human Resources and Corporate Governance Committee	26,000
Members of the Audit Committee (except Chair)	15,000
Members of the Human Resources and Corporate Governance Committee (except Chair)	17,000
Members of the Executive Committee	5,000
Attendance fees (lump sum payment)	20,000

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

From January 1 to December 31, 2018, the amount of compensation (including benefits in kind) paid to our Directors for services in all capacities to Quebecor and Quebecor Media and its subsidiaries (other than TVA Group) was

$1,530,442. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

Compensation of Executive Officers

Compensation of our senior executive officers is composed primarily of base salary and the payment of short-term and mid-term cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and strategic objectives, and they may vary from 33% to 140% of base salary depending upon the level of responsibilities of the senior executive officer. Our executive compensation package is also complemented by long-term incentives in the form of stock options.

For the financial year ended December 31, 2018, our senior executive officers, as a group, received aggregate compensation of $13.7 million for services they rendered in all capacities during 2018, which amount includes base salary, bonuses and benefits in kind.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 7.8% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Our Human Resources and Corporate Governance Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

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

During the year ended December 31, 2018, no options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries. During the year ended December 31, 2018, a total of 263,227 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $10.7 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2018, an aggregate total of 318,400 options were outstanding (of which 170,500 were vested at that date), with a weighted average exercise price of $64.61 per share.

No further grant of options is being contemplated for the near future.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant. When granting options in 2018, the Board of Directors has determined that options would vest as follows: the first 1/3 after three years, the second 1/3 after four years and the balance five years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option.

During the year ended December 31, 2018, 1,322,892 options to purchase Quebecor Class B Shares were granted to executive officers of Quebecor Media. As of December 31, 2018, a total of 1,982,892 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $21.60 per share, were outstanding (of which 680,000 were vested at that date). The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2018 was $28.74.

TVA Group’s stock option plan

Under a stock option plan established by TVA Group, 2,200,000 TVA Group Class B Shares have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of TVA Group Class B Shares on the Toronto Stock Exchange the day before the option is granted. Unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the TVA Group’s stock option plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised. As of December 31, 2018, a total of 340,000 options to purchase TVA Group Class B Shares, with a weighted average exercise price of $2.99 per share, were outstanding (of which 36,000 were vested at that date). The closing sale price of the TVA Group Class B Shares on the TSX on December 31, 2018 was $1.61.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares and, in the case of the DSU plan, also on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares or TVA Group Class B shares. As of December 31, 2018, 171,551 DSUs based on Quebecor Class B shares, 58,818 DSUs based on TVA Group Class B shares and 253,421 PSUs based on Quebecor Class B Shares were outstanding.

TVA Group’s DSU and PSU plans

On July 10, 2016, TVA Group established a DSU plan and a PSU plan for its employees based on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B shares. As of December 31, 2018, 203,464 DSUs and 270,637 PSUs were outstanding.

For more information on the compensation plans described above, refer to note 22 to our audited consolidated financial statements for the year ended December 31, 2018 included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The higher pension benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $151,278. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $7,564 in respect of 2018. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2018 to provide the pension benefits to our senior executives, as a group, was $456,900. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 29 to our audited consolidated financial statements for the year ended December 31, 2018 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$151,278 or more	$30,256	$45,383	$60,511	$75,639	$90,767

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

Executive Committee

The Executive Committee of our Board of Directors is currently composed of three members, namely Messrs. André P. Brosseau, Robert Paré and Normand Provost. Mr. Brosseau is the Chairman of our Executive Committee. The Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time and by the Business Corporations Act (Québec). However, the Committee does not have the power to grant options, DSUs or PSUs which power has already been delegated by the Board of Directors to its Human Resources and Corporate Governance Committee.

Audit Committee

Our Audit Committee is currently composed of three Directors, namely Messrs. André P. Brosseau and Normand Provost and Ms. Chantal Bélanger. Mr. Provost is the Chairman of our Audit Committee. Our Board of Directors has determined that more than one of the members of the Audit Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

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

Human Resources and Corporate Governance Committee

Our Human Resources and Corporate Governance Committee is composed of Ms. Sylvie Lalande, Ms. Andrea C. Martin and Mr. André P. Brosseau. Ms. Lalande is the Chair of our Human Resources and Corporate Governance Committee. Our Human Resources and Corporate Governance Committee was formed with the mandate to examine and decide upon our global compensation and benefits policies and those of our subsidiaries that do not have a Human Resources and Corporate Governance Committee, including certain matters relating to compensation. Our Human Resources and Corporate Governance Committee is also responsible for the review, on an annual basis, of the compensation of our Directors, and of corporate governance matters.

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

D-           Employees

As of December 31, 2018, we had 10,039 employees on a consolidated basis. As of December 31, 2017 and 2016, we had 10,158 and 10,144 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2018 :

Business segments	Total number of employees	Number of employees under collective bargaining agreements	Number of collective bargaining agreements
Telecommunications	6,637	3,818	5
Videotron	6,578	3,770	4
Other	59	48	1
Media	2,785	1,219	22
MediaQMI	249	163	6
TVA Group	1,862	900	9
Other	674	156	7
Sports and Entertainment	451	99	2
Corporate	166	—	—
Total	10,039	5,136	29

As of December 31, 2018, 51% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are party to 29 collective bargaining agreements:

•                  Videotron is party to four collective bargaining agreements representing 3,770 unionized employees. The collective bargaining agreement covering 2,914 unionized employees in the Montréal region has expired on December 31, 2018. The negotiation phase will begin soon with this unit. There are also three collective bargaining agreements covering unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2020 and December 31, 2018 respectively.

•                  One other collective bargaining agreement covering 48 unionized employees of our subsidiary, SETTE inc., has expired on December 31, 2018. The negotiation phase will begin soon.

•                  MediaQMI is party to six collective bargaining agreements, representing 133 unionized employees. Of these six collective bargaining agreements, three expires on December 31, 2019, one on April 4, 2020, one on June 30, 2020 and the last one on December 31, 2020. TVA Group is party to nine collective bargaining agreements, representing 900 unionized employees. Negotiations related to three collective bargaining agreements, that expired in 2017, and 2018, are in progress or will be undertaken in 2019.

•                  Other subsidiaries of the Media segment are party to various collective agreements, representing 156 unionized employees:

Entities	Employees	Terms	Comments
RéseauQMI Mirabel — Office	45	12/31/2021	None
Mirabel — Expedition	16	12/31/2020	None
RéseauQMI Québec —Warehouse/Office	17	09/30/2021	None
Mirabel — Printing / Maintenance	51	05/05/2019	None
RéseauQMI Mirabel — Warehouse	27	12/31/2022	None

•                  Our Sports and Entertainment segment is party to two collective bargaining agreements, representing 99 unionized employees:

Entities	Employees	Terms	Comments
Édition CEC	26	12/31/2018	In Progress
ADP - Sogides	73	12/31/2021	None

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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A -                                Major Shareholders

On May 8, 2018, Quebecor and Quebecor Media entered into an agreement with CDP Capital to repurchase all of the shares of Quebecor Media still held by CDP Capital, representing an 18.47% stake in Quebecor Media. On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its common shares held by the CDP Capital. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased the remaining 1,564,696 common shares of Quebecor Media held by CDP Capital, in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor. The primary asset of Quebecor, a communications holding company, is its interest in us.

To the knowledge of our directors and officers and according to public information available, the only person or company which, as at March 12, 2019, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor was Pierre Karl Péladeau.

B -                                The Corporation’s Shareholders Agreement

We entered into a shareholders’ agreement, dated October 23, 2000, with Quebecor and certain of its wholly owned subsidiaries, and Capital CDPQ, as consolidated and amended by a shareholders’ agreement dated December 11, 2000, which sets forth the rights and obligations of Quebecor and Capital CDPQ as our shareholders.

In May and June 2018, CDPQ’s interest in the Corporation was entirely repurchased and the Corporation’s Shareholders Agreement was terminated.

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

Operating transactions

During the year ended December 31, 2018, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $10.0 million ($9.2 million in 2017 and $9.0 million in 2016), which are included in purchase of goods and services. During the year ended December 31, 2018, the Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $2.8 million ($2.8 million in 2017 and $3.0 million in 2016). These transactions were accounted for at the consideration agreed between parties.

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

In 2018, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.2 million in 2017 and $2.2 million in 2016), and incurred management fees of $2.5 million ($2.7 million in 2017 and $2.6 million in 2016) with the Corporation’s shareholders.

Tax transactions

In 2018, the parent corporation transferred $54.2 million of non-capital losses ($22.1 million in 2016) to the Corporation in exchange for a cash consideration of $13.9 million ($5.6 million in 2016). In 2017, no transaction occurred with the parent corporation. This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties.

D -                                Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A -                                Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2018 and 2017, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2018, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B -                                Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

C -                                Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2018, our issued and outstanding share capital was as follows:

79,377,062.24 common shares outstanding, all of which were held, directly or indirectly, by Quebecor.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2018, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2017, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $50 million and declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $50 million. In 2016, the Board of Directors of Quebecor Media declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $100 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D -                                Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects”), there has been no significant change in our financial position since December 31, 2016.

ITEM 9 — THE OFFER AND LISTING

A -                                Offer and Listing Details

Not applicable.

B -                                Plan of Distribution

Not applicable.

C -                                Markets

Outstanding Notes

On October 11, 2012, we issued and sold CAN$500.0 million aggregate principal amount of our 6 5/8% Senior Notes due 2023 and US$850.0 million aggregate principal amount of our 5¾% Senior Notes due 2023 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Our 5¾% Senior Notes due 2023 and our 6 5/8% Senior Notes due 2023 are unsecured and are due on January 15, 2023, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of the 5¾% Senior Notes due 2023, we filed a registration statement on Form F-4 with the SEC on April 10, 2013 and completed the registered exchange offer on May 21, 2013. As a result of this exchange offer, our 5¾% Senior Notes due 2023 issued on October 11, 2012 have been registered under the Securities Act.  Our 6 5/8% Senior Notes due 2023 were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

There is currently no established trading market for our senior notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding senior notes, the ability of the holders of any such senior notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding senior notes on any exchange or automated dealer quotation system. The record holder of our 5¾% Senior Notes due 2023 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 6 5/8% Senior Notes due 2023 is CDS Clearing and Depository Services Inc.

D -                                Selling Shareholders

Not applicable.

E -                                Dilution

Not applicable.

F -                                 Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A -                                Share Capital

In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2018, there were no issued and outstanding preferred shares.

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

1.                                      (a)                                Our by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which our Corporation is a party. A director must also disclose a contract or transaction to which the Corporation and any of the following are a party:

a)             an associate of the director;

b)             a group of which the director is a director or an officer;

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

(b)                                 Indenture relating to US$850,000,000 of our 5¾% Senior Notes due January 15, 2023 dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 11, 2012, we issued US$850,000,000 aggregate principal amount of our 5¾% Senior Notes due January 15, 2023 pursuant to an Indenture dated as of October 11, 2012, by and between Quebecor Media and U.S. Bank National Association, as trustee. These senior notes are unsecured and mature on January 15, 2023. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately.

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

Our senior secured credit facilities are comprised of a $300,000,000 revolving credit facility (“Revolving Facility”) that matures on July 15, 2022 and a US$350,000,000 term credit facility (“Facility B”) that matures on August 17, 2020. Our senior secured credit facilities also provide us with the ability to borrow up to an additional amount of $800,000,000 (minus the equivalent amount in Canadian dollars of Facility B as of August 1, 2013) under an uncommitted incremental facility (or increase to the Revolving

Facility or Facility B), subject to absence of default and lenders being willing to fund the incremental amount. We may draw letters of credit under our Revolving Facility. The proceeds of our senior secured credit facilities may be used for our general corporate purposes.

Borrowings under the Revolving Facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or U.S. London Interbank Offered Rate (“LIBOR”), plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances under the Revolving Facility, the applicable margin is determined by our Leverage Ratio (as defined in our senior secured credit facilities) and ranges from 0.45% when this ratio is less than or equal to 2.25x to 1.75% when this ratio is greater than 4.5x.  With regard to bankers’ acceptances and letters of credit under the Revolving Facility, the applicable margin ranges from 1.45% when our Leverage Ratio is less than or equal to 2.25x to 2.75% when this ratio is greater than 4.5x. With regard to LIBOR advances under the Revolving Facility, the applicable margin ranges from 1.45% when our Leverage Ratio is less than or equal to 2.25x to 2.75% when this ratio is greater than 4.5x. Specified commitment fees or drawing fees may also be payable.  Borrowings under Facility B bear interest at the U.S. prime rate or LIBOR, plus, in each case, an applicable margin. With regard to U.S. prime rate advances under Facility B, the applicable margin is 1.25% and with regard to LIBOR advances under Facility B, the applicable margin is 2.25%. Borrowings under the Revolving Facility are repayable in full on July 15, 2022 and those under Facility B are repayable in full on August 17, 2020.

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

(e)                                  Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(f)                                   Indenture relating to $400,000,000 of Videotron’s 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(g)                                  Indenture relating to US$600,000,000 of Videotron’s 5 3/8% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(h)                                 Indenture relating to $375,000,000 of Videotron’s 5¾% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(i)                                     Indenture relating to US$600,000,000 of Videotron’s 5 1/8% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(j)                                    Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Videotron’s senior credit facilities, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $1,500,000,000 secured revolving credit facility that matures on July 20, 2023. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions.

Advances under Videotron’s secured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate, the LIBOR or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in Videotron’s credit agreement) of the Relevant Group (as defined in such credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.20% when this ratio is less than or equal to 2.25x, to 1.50% when this ratio is greater than 4.5x. The applicable margin for LIBOR advances, bankers’ acceptance advances or letters of credit fees ranges from 1.20% when this ratio is less than or equal to 2.25x, to 2.50% when this ratio is greater than 4.5x. Videotron has also agreed to pay specified standby fees in respect of its revolving credit facility.

The revolving credit facility is repayable in full on July 20, 2023.

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

(k)                                 Share Purchase Agreement dated as of May 8, 2018 among Québecor, Québecor Media and CDPQ.

On May 8, 2018, Quebecor and the Corporation entered into an agreement with CDP Capital to repurchase all of the shares of Quebecor Media still held by CDP Capital for a value of $1.69 billion. On

May 11 and June 22, 2018, the Corporation repurchased for cancellation a total of 16,064,215 of our Common Shares held by CDP Capital for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. After the completion of these transactions, Quebecor Media became a wholly owned subsidiary of Quebecor.

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

E-           Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 5 3/4% Senior Notes due 2023 issued on October 11, 2012 (the “2012 US$ notes”) and our 6 5/8% Senior Notes due 2023 issued on October 11, 2012 (the “2012 C$ notes” or “C$ notes”) (and collectively with our 2012 US$ notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

Foreign Currency Risk and Interest Rate Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. dollar-denominated debt obligations outstanding as of December 31, 2018 and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2018, after taking into account the hedging instruments, long-term debt was comprised of 76.2% fixed-rate debt (87.7% as of December 31, 2017) and 23.8% floating-rate debt (12.3% as of December 31, 2017).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2018 is $13.1 million.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from accounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2018, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2018, the provision for expected credit losses represented 2.7% of the gross amount of accounts receivable and contract assets (2.9% as of December 31, 2017), while 11.7% of trade receivable were 90 days past their billing date (11.3% as of December 31, 2017).

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

Principal Repayments

As of December 31, 2018, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31, (in millions)

2019	56.6
2020	448.1
2021	0.0
2022	1,091.0
2023	2,401.2
2024 and thereafter	2,411.3
Total	$6,408.2

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2018.

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

ITEM 16 —  [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has been structured to comply with the requirements of Canadian National Instrument 52- 110 - Audit Committee (“NI 52-110”). Our Board of Directors has determined that more than one “audit committee financial expert” (as defined in Item 16A of Form 20-F) are serving on our Audit Committee and that all members of the Audit Committee are “independent” directors, as defined under SEC rules.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2018, 2017 and 2016. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2018 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2018, 2017 and 2016, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Audit Fees(1)	$2,316,815	$2,557,984	$2,462,935
Audit related Fees(2)	59,438	20,000	139,585
Tax Fees(3)	260,027	16,989	14,500
All Other Fees(4)	3,500	—	—
Total	$2,639,780	$2,594,973	$2,617,020

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

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2018, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description

1.1

Certificate and Articles of Incorporation of Quebecor Media as of January 17, 2013 (incorporated by reference to Exhibit 1.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 21, 2013, Commission file No. 333-13792).

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

2.3

Form of 6 5/8% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 21, 2013, Commission file No. 333-13792).

2.4

Indenture, relating to Quebecor Media’s 6 5/8% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 21, 2013, Commission file No. 333-13792).

2.5

Form of 5 3/4% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 21, 2013, Commission file No. 333-13792).

2.6

Indenture, relating to Quebecor Media’s 5 3/4% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 2.10 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 21, 2013, Commission file No. 333-13792).

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

2.13

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.6 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

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

2.19

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.12 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

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

2.31

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

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

2.39

Indenture, dated as of April 13, 2017, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.39 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 333-13792).

3.1

Written resolution adopted by the Shareholders of Quebecor Media on February 15, 2017 relating to the increase in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 333-13792).

4.1	Share Purchase Agreement dated as of May 8, 2018 among Québecor, Québecor Media and CDPQ.

4.2

Fourth Amendment to the Amended and Restated Credit Agreement, dated as of February 15, 2019, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended.

4.3

Third Amendment to the Amended and Restated Credit Agreement, dated as of May 9, 2017, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended. (incorporated by reference to Exhibit 4.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 333-13792).

4.4

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

4.5

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

4.6

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

4.7

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

4.8

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

4.9

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

4.10

First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.8), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.7 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017, Commission file No. 333-13792).

4.11

Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.8), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.6 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

Exhibit Number	Description

4.12

ThirdAmending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.8), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors.

4.13

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

4.14

Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.15

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

12.2	Certification of Hugues Simard, Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Hugues Simard, Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data Files

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard
Name: Hugues Simard
Title: Chief Financial Officer

Dated: March 26, 2019

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018, 2017 and 2016

Report of Ernst & Young LLP to the Board of Directors and to the Shareholders of Quebecor Media (with respect to Quebecor Media’s consolidated financial statements for the years ended December 31, 2018, 2017 and 2016)

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

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. (the “Corporation”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2018, 2017 and 2016 the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Adoption of IFRS 15

As discussed in Note 1 to the consolidated financial statements, January 1, 2018, the Corporation adopted, on a fully retrospective basis, IFRS 15, Revenue from Contract with Customers. The adoption had significant impacts the consolidated financial statements with regards to the timing of the recognition of revenues, the classification of revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs. The impacts of the retroactive adoption on the comparatives consolidated financial figures are disclosed in the Note 1.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Corporation’s auditor since 2008,

/s/ Ernst & Young LLP [1]

Montréal, Canada
March 12, 2019

1 CPA auditor, CA, public accountancy permit no. A120803

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Note	2018	2017	2016
			(restated, note 1(b))	(restated, note 1(b))

Revenues	2	$4,181.0	$4,125.1	$4,057.1

Employee costs	3	696.6	706.2	707.9
Purchase of goods and services	3	1,752.0	1,799.7	1,789.9
Depreciation and amortization		717.9	705.3	648.5
Financial expenses	4	280.5	281.8	302.0
Loss on valuation and translation of financial instruments		0.9	2.4	2.1
Restructuring of operations, litigation and other items	5	29.8	17.2	28.5
Gain on sale of spectrum licences	6	—	(330.9)	—
Impairment of goodwill and intangible assets	7	—	43.8	40.9
Loss on debt refinancing	8	—	15.6	7.3
Income before income taxes		703.3	884.0	530.0
Income taxes (recovery):
Current	9	154.9	8.8	158.0
Deferred	9	11.7	132.4	(14.7)
		166.6	141.2	143.3

Income from continuing operations		536.7	742.8	386.7
Income from discontinued operations	30	3.8	18.2	1.0
Net income		$540.5	$761.0	$387.7

Income (loss) from continuing operations attributable to
Shareholders		$534.3	$747.6	$399.3
Non-controlling interests		2.4	(4.8)	(12.6)

Net income (loss) attributable to
Shareholders		$538.1	$765.8	$400.3
Non-controlling interests		2.4	(4.8)	(12.6)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Note	2018	2017	2016
			(restated, note 1(b))	(restated, note 1(b))

Income from continuing operations		$536.7	$742.8	$386.7

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(10.1)	43.7	(30.9)
Deferred income taxes		(5.7)	28.0	15.9
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	29	(6.8)	(3.2)	33.1
Deferred income taxes		1.9	0.9	(8.9)
		(20.7)	69.4	9.2
Comprehensive income from continuing operations		516.0	812.2	395.9

Income from discontinued operations	30	3.8	18.2	1.0
Comprehensive income		$519.8	$830.4	$396.9

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$513.4	$816.7	$405.8
Non-controlling interests		2.6	(4.5)	(9.9)

Comprehensive income (loss) attributable to
Shareholders		$517.2	$834.9	$406.8
Non-controlling interests		2.6	(4.5)	(9.9)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
	Capital	Contributed		comprehensive	controlling	Total
	stock	surplus	Deficit	loss	interests	equity
	(note 22)			(note 24)

Balance as of December 31, 2016, as previously reported	$3,701.4	$1.3	$(1,982.8)	$(129.5)	$90.8	$1,681.2
Changes in accounting policies (note 1(b))	—	—	177.3	—	—	177.3
Balance as of December 31, 2016, as restated	3,701.4	1.3	(1,805.5)	(129.5)	90.8	1,858.5
Net income (loss)	—	—	765.8	—	(4.8)	761.0
Other comprehensive income	—	—	—	69.1	0.3	69.4
Dividends	—	—	(50.0)	—	—	(50.0)
Reduction of paid-up capital	(50.0)	—	—	—	—	(50.0)
Repurchase of shares	(20.6)	—	(23.3)	—	—	(43.9)
Balance as of December 31, 2017	3,630.8	1.3	(1,113.0)	(60.4)	86.3	2,545.0
Net income	—	—	538.1	—	2.4	540.5
Other comprehensive (loss) income	—	—	—	(20.9)	0.2	(20.7)
Dividends	—	—	(100.0)	—	(0.1)	(100.1)
Repurchase of shares	(611.1)	—	(928.9)	—	—	(1,540.0)
Balance as of December 31, 2018	$3,019.7	$1.3	$(1,603.8)	$(81.3)	$88.8	$1,424.7

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Note	2018	2017	2016
			(restated, note 1(b))	(restated, note 1(b))
Cash flows related to operating activities
Income from continuing operations		$536.7	$742.8	$386.7
Adjustments for:
Depreciation of property, plant and equipment	13	612.4	601.5	550.6
Amortization of intangible assets	14	105.5	103.8	97.9
Loss on valuation and translation of financial instruments		0.9	2.4	2.1
Gain on sale of spectrum licences	6	—	(330.9)	—
Restructuring of operations and impairment of goodwill and intangible assets	5,7	14.9	43.8	40.9
Loss on debt refinancing	8	—	15.6	7.3
Amortization of financing costs and long-term debt discount	4	6.8	6.9	7.0
Deferred income taxes	9	11.7	132.4	(14.7)
Other		(5.6)	4.0	3.7
		1,283.3	1,322.3	1,081.5
Net change in non-cash balances related to operating activities		136.7	(130.1)	53.0
Cash flows provided by continuing operating activities		1,420.0	1,192.2	1,134.5

Cash flows related to investing activities
Business acquisitions	10	(10.3)	(5.8)	(119.5)
Business disposals		—	—	3.0
Additions to property, plant and equipment	13	(552.7)	(601.8)	(654.5)
Additions to intangible assets	14	(197.4)	(141.9)	(139.8)
Proceeds from disposals of assets	6	9.4	620.7	3.5
Loans to the parent corporation	16	(596.1)	—	—
Acquisition of tax deductions from the parent corporation	28	(13.9)	—	(14.0)
Other		(11.3)	(10.6)	12.7
Cash flows used in continuing investing activities		(1,372.3)	(139.4)	(908.6)

Cash flows related to financing activities
Net change in bank indebtedness		24.3	(18.9)	(14.9)
Net change under revolving facilities		736.5	(209.3)	(40.3)
Issuance of long-term debt, net of financing fees	20	—	794.5	—
Repayment of long-term debt	8	(19.2)	(664.5)	(19.0)
Settlement of hedging contracts	8	(1.6)	16.6	0.4
Repurchase of Common Shares	22	(1,540.0)	(43.9)	—
Reduction of paid-up capital	22	—	(50.0)	(100.0)
Dividends		(100.0)	(50.0)	—
Dividends paid to non-controlling interests		(0.1)	—	(0.2)
Cash flows used in continuing financing activities		(900.1)	(225.5)	(174.0)

Net change in cash and cash equivalents from continuing operations		$(852.4)	$827.3	$51.9

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Note	2018	2017	2016
			(restated, note 1(b))	(restated, note 1(b))

Net change in cash and cash equivalents from continuing operations		$(852.4)	$827.3	$51.9

Cash flows provided by discontinued operations	30	8.5	16.9	(49.8)

Cash and cash equivalents at the beginning of the year		864.9	20.7	18.6
Cash and cash equivalents at the end of the year		$21.0	$864.9	$20.7

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$20.2	$863.2	$19.9
Cash equivalents		0.8	1.7	0.8
		$21.0	$864.9	$20.7

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(17.7)	$(17.8)	$(34.5)
Contract assets		(21.3)	(27.8)	(54.1)
Inventories		1.3	(3.2)	24.7
Accounts payable, accrued charges and provisions		34.0	(26.8)	40.1
Income taxes		134.2	(44.8)	51.4
Deferred revenues		(5.7)	(1.7)	14.0
Defined benefit plans		13.0	7.2	10.4
Other		(1.1)	(15.2)	1.0
		$136.7	$(130.1)	$53.0

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable		$67.8	$21.8	$(6.2)

Interest and taxes reflected as operating activities
Cash interest payments		$289.2	$269.1	$286.1
Cash income tax payments (net of refunds)		18.0	58.7	104.3

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2018, 2017 and 2016
(in millions of Canadian dollars)

	Note	2018	2017	2016
			(restated, note 1(b))	(restated, note 1(b))

Assets

Current assets
Cash and cash equivalents		$21.0	$864.9	$20.7
Accounts receivable	11	562.1	543.0	525.0
Contract assets	17	144.4	132.8	106.6
Income taxes		4.8	29.3	6.9
Inventories	12	186.3	188.1	183.3
Other current assets	17	120.4	119.7	102.3
Assets held for sale	30	95.0	—	—
		1,134.0	1,877.8	944.8
Non-current assets
Property, plant and equipment	13	3,413.5	3,554.3	3,562.5
Intangible assets	14	1,135.3	983.1	1,224.0
Goodwill	15	2,678.3	2,695.8	2,725.4
Derivative financial instruments	27	887.0	591.8	809.0
Deferred income taxes	9	51.8	33.2	16.0
Loans to the parent corporation	16	596.1	—	—
Other assets	17	201.5	185.0	176.9
		8,963.5	8,043.2	8,513.8
Total assets		$10,097.5	$9,921.0	$9,458.6

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Note	2018	2017	2016
			(restated, note 1(b))	(restated, note 1(b))

Liabilities and equity

Current liabilities
Bank indebtedness		$24.3	$—	$18.9
Accounts payable and accrued charges	18	820.5	725.6	691.6
Provisions	19	28.5	25.4	69.3
Deferred revenues		340.7	346.8	339.7
Income taxes		119.2	13.3	35.2
Current portion of long-term debt	20	56.6	19.1	20.9
Liabilities held for sale	30	6.6	—	—
		1,396.4	1,130.2	1,175.6
Non-current liabilities
Long-term debt	20	6,318.4	5,292.6	5,617.2
Derivative financial instruments	27	—	34.1	0.3
Other liabilities	19, 21	213.3	195.0	202.8
Deferred income taxes	9	744.7	724.1	604.2
		7,276.4	6,245.8	6,424.5
Equity
Capital stock	22	3,019.7	3,630.8	3,701.4
Contributed surplus		1.3	1.3	1.3
Deficit		(1,603.8)	(1,113.0)	(1,805.5)
Accumulated other comprehensive loss	24	(81.3)	(60.4)	(129.5)
Equity attributable to shareholders		1,335.9	2,458.7	1,767.7
Non-controlling interests		88.8	86.3	90.8
		1,424.7	2,545.0	1,858.5
Commitments and contingencies	19, 25
Guarantees	26
Total liabilities and equity		$10,097.5	$9,921.0	$9,458.6

See accompanying notes to consolidated financial statements.

On March 12, 2019, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

On behalf of the Board of Directors,

/s/ Brian Mulroney	/s/ Normand Provost

The Right Honourable Brian Mulroney, P.C., C.C., LL.D.,	Normand Provost,
Chairman of the Board	Director

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and, since June 22, 2018, is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

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

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Inter- segments	Total
					2018

Revenues	$3,382.0	$728.6	$182.1	$(111.7)	$4,181.0

Employee costs	387.1	234.4	38.8	36.3	696.6
Purchase of goods and services	1,317.9	438.9	138.3	(143.1)	1,752.0
Adjusted EBITDA[1]	1,677.0	55.3	5.0	(4.9)	1,732.4

Depreciation and amortization					717.9
Financial expenses					280.5
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations, litigation and other items					29.8
Income before income taxes					$703.3

Additions to property, plant and equipment	$516.7	$28.7	$1.5	$5.8	$552.7
Additions to intangible assets	190.2	4.8	3.5	(1.1)	197.4

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Inter- segments	Total
					2017
					(restated, note 1(b))

Revenues	$3,287.8	$769.9	$181.3	$(113.9)	$4,125.1

Employee costs	388.8	232.0	37.6	47.8	706.2
Purchase of goods and services	1,341.2	468.6	137.5	(147.6)	1,799.7
Adjusted EBITDA[1]	1,557.8	69.3	6.2	(14.1)	1,619.2

Depreciation and amortization					705.3
Financial expenses					281.8
Loss on valuation and translation of financial instruments					2.4
Restructuring of operations, litigation and other items					17.2
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and intangible assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$884.0

Additions to property, plant and equipment	$570.9	$29.4	$1.3	$0.2	$601.8
Additions to intangible assets	132.3	3.3	4.3	2.0	141.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2018, 2017 and 2016

(in millions of Canadian dollars)

	Telecommunications	Media	Sports and Entertainment	Head Office and Inter- segments	Total
					2016
					(restated, note 1(b))

Revenues	$3,192.3	$789.2	$185.0	$(109.4)	$4,057.1

Employee costs	379.7	242.4	38.3	47.5	707.9
Purchase of goods and services	1,301.7	492.9	144.4	(149.1)	1,789.9
Adjusted EBITDA[1]	1,510.9	53.9	2.3	(7.8)	1,559.3

Depreciation and amortization					648.5
Financial expenses					302.0
Loss on valuation and translation of financial instruments					2.1
Restructuring of operations, litigation and other items					28.5
Impairment of goodwill and intangible assets					40.9
Loss on debt refinancing					7.3
Income before income taxes					$530.0

Additions to property, plant and equipment	$613.7	$37.2	$3.5	$0.1	$654.5
Additions to intangible assets	125.6	7.5	3.5	3.2	139.8

1             The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred to as a non-International Financial Reporting Standards (“IFRS”) measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(k)), the liability related to stock-based compensation (note 1(v)) and the net defined benefit liability (note 1(w)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2017 and 2016 have been restated to conform to the presentation adopted for the year ended December 31, 2018.

(b)           Changes in accounting policies

(i)            IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, most of financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS  9 had no impact on the consolidated financial statements.

(ii)         IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to apply to each contract with a customer (note 1(f)).

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regard to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)           Changes in accounting policies (continued)

(ii)         IFRS 15 — Revenue from Contracts with Customers (continued)

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the period of time the customer is expected to maintain its service or over the contract term. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other assets” as contract costs in the consolidated balance sheets.

The adoption of IFRS 15 had no impact on cash flows from operating, investing and financing activities.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2017	2016

Revenues	$22.4	$52.5
Purchase of goods and services	(12.4)	(13.2)
Deferred income tax expense	9.2	17.4
Net income and comprehensive income attributable to shareholders	$25.6	$48.3

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Other assets
Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.4
Deferred income tax liability	73.2	63.9
Deficit	(202.9)	(177.3)

[1] The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

[2] The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016 and is presented under “Other current assets”.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the parent corporation’s ownership interest. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(d)           Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as other items in the consolidated statements of income.

Non-controlling interests in an entity acquired are presented in the consolidated balance sheets within equity, separately from the equity attributable to shareholders.

(e)            Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transaction. Translation gains and losses on monetary assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments.

(f)             Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

•             The parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•             The entity can identify each party’s rights regarding the goods or services to be transferred;

•             The entity can identify the payment terms for the goods or services to be transferred;

•             The contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•             It is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenues” in the consolidated balance sheets. Deferred revenues are usually recognized as revenues in the subsequent year.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)             Revenue recognition (continued)

Telecommunications

The Telecommunications segment provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration is generally comprised of an upfront fee for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•             Operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video services are recognized when services are provided;

•             Revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•             Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•             Cable connection and mobile activation revenues are deferred and recognized as revenues over the period of time the customer is expected to remain a customer of the Corporation or over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

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

•             Soundstage and equipment leasing revenues are recognized over the rental period; and

•             Revenues derived from speciality film and television services are recognized when services are provided.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

•             Revenues from renting the arena and from tickets (including season tickets), food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

•             Revenues from the rental of suites are recognized ratably over the period of the agreement;

•             Revenues from the sale of advertising in the form of venue signage or sponsorships, are recognized ratably over the period of the agreement; and

•             Revenues derived from sporting and cultural event management are recognized when services are provided.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result had no impairment loss been recognized previously.

(h)           Barter transactions

In the normal course of operations, the Corporation principally offers advertising in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of goods and services provided.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)              Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be reduced subsequently, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized either in other comprehensive income or directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

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

(j)              Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease substantially transfer all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases.

Operating lease rentals are recognized in the consolidated statements of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and recognized evenly over the lease term.

(k)           Financial instruments

Classification, recognition and measurement

Most of financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value through other comprehensive income or through profit or loss. Contingent consideration arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value recorded in the consolidated statements of income.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging instruments and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of its hedging relationships at initiation and on an ongoing basis.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

•             The Corporation has established a hedge ratio of one for one for all its hedging relationships as underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

•             For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the hedged items cash flows.

•             For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.

•             Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

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

Years ended December 31, 2018, 2017 and 2016

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

(m)       Tax credits and government assistance

The Corporation has access to several government programs designed to support production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, the Corporation receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

(n)           Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(o)           Accounts receivable and contract assets

Accounts receivable and contract assets are presented net of a provision for expected credit losses. The Corporation is using the IFRS 9 expected credit losses method to estimate that provision, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. Amounts receivable are written off when deemed uncollectible.

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

Years ended December 31, 2018, 2017 and 2016

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

Estimates of future revenues used to determine the net realizable value of inventories related to the broadcasting or distribution of television products and movies are examined periodically by management and revised as necessary. The carrying value of programs produced and productions in progress, of broadcast and distribution rights is reduced to the net realizable value, if necessary, based on this assessment.

(q)           Long-term investments

Investments in companies subject to significant influence are accounted for using the equity method. Under the equity method, the share of the results of operations of the associated corporation is recorded in the consolidated statements of income. Carrying values of investments are reduced to estimated fair values if there is objective evidence that the investment is impaired.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful lives

Buildings and leasehold improvements	10 to 40 years
Machinery and equipment	3 to 20 years
Telecommunication networks	3 to 20 years

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)             Goodwill and intangible assets (continued)

Intangible assets

Spectrum licences are recorded at cost.  Spectrum licences have an indefinite useful life and are not amortized based on the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada (“ISED Canada”), (ii) the Corporation has the financial and operational ability to renew these spectrum licences, (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Broadcasting licences, trademarks and sport franchises also have an indefinite useful life and are not amortized. These intangibles assets are recorded at cost or at fair value at the acquisition date if they are acquired through a business acquisition.

Software is recorded at cost. In particular, internally generated intangible assets such as software and website development are mainly comprised of internal costs in connection with the development of assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Naming rights for the Videotron Centre in Québec City are recognized at cost.

Customer relationships acquired through a business acquisition are recorded at fair value at the date of acquisition.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset are also included as part of the cost of that asset during the development phase.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful lives

Software	3 to 7 years
Naming rights	25 years
Customer relationships and other	3 to 10 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

(t)              Contract costs

Incremental and direct costs, such as costs to obtain a contract, mainly sales commissions, or the cost of connecting a subscriber to the Corporation’s telecommunication network are included in contract costs and amortized over the period of time the customer is expected to maintain its service or over the contract term. The amortization of contract costs is included in purchase of goods and services in the consolidated statements of income.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)           Provisions

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

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

(v)           Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units (“DSUs”) or performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 23.

(w)         Pension plans and postretirement benefits

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)         Pension plans and postretirement benefits (continued)

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

(x)           Use of estimates and judgments

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

(ii)         Costs and obligations related to pension and postretirement benefit plans

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)           Use of estimates and judgments (continued)

(iii)      Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. More specifically, an assessment of the probable outcomes of legal proceedings or other contingencies is also required. A description of the main provisions, including management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements, is presented in note 19.

(iv)     Contingent considerations

Contingent considerations arising from business acquisition or disposal are measured and accounted for at their fair value.  The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations are based will be met in the future. The assessment of these contingent potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations recognized and any subsequent changes in fair value recorded in the consolidated statements of income.

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

(ii)         Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and future expectations regarding the use of the spectrum licences. The determination that spectrum licences have an indefinite useful life therefore involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management were to change its conclusion in the future.

(iii)      Interpretation of laws and regulations

Interpretation of laws and regulation, including tax regulations, requires judgment from management that could have an impact on the recognition of provisions for legal litigation and income taxes in the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)           Recent accounting pronouncements

(i)            IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease will be initially measured on a present value basis.

The adoption of IFRS 16 has significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges will be expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the consolidated statements of income.

Under IFRS 16, principal payments of the lease liability will be presented as financing activities in the consolidated statements of cash flows, whereas under the current standard these payments are presented as operating activities.

The retroactive adoption of IFRS 16 will have the following impacts on the 2018 and 2017 consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2018	2017

Purchase of goods and services	$(52.5)	$(49.8)
Depreciation and amortization	38.9	37.8
Financial expenses	11.0	12.5
Restructuring of operations	(0.7)	0.3
Deferred income tax expense	0.9	(0.2)
Net income and comprehensive income attributable to shareholders	$2.4	$(0.6)

Net income and comprehensive income attributable to Shareholders	2.2	(0.5)
Non-controlling interests	0.2	(0.1)

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

1.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)           Recent accounting pronouncements (continued)

(i)             IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019 (continued).

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Right-of-use assets	$146.7	$170.1
Provisions	(1.4)	(1.4)
Lease liabilities[1]	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(7.1)	(8.0)
Deficit	19.8	21.9
Non-controlling interest	(0.2)	(0.4)

1     The current portion of lease liabilities is $37.4 million as of December 31, 2018 and $40.3 million as of December 31, 2017.

(ii)          IFRIC 23 - Uncertainty over Income Tax Treatments is required to be applied retrospectively for annual periods beginning on or after January 1, 2019.

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments. The adoption of IFRIC 23 will not have a material impact on the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

2.                REVENUES

	2018	2017	2016
		(restated, note 1(b))	(restated, note 1(b))

Internet	$1,079.3	$1,030.9	$978.7
Cable television	996.7	1,009.6	1,024.3
Mobile telephony	534.4	469.8	409.6
Cable telephony	368.6	397.8	424.8
Telecommunication equipment sales	233.5	219.0	206.9
Connection and data services	108.2	104.8	99.2
Over-the-top video	47.0	39.7	31.4
Advertising - television	246.1	267.5	254.8
Subscription - television	126.2	125.0	119.9
Soundstage and equipment leasing and post-production services	68.4	67.1	59.3
Advertising — newspapers and magazines	106.0	125.4	148.0
Circulation and other — newspapers and magazines	146.0	152.7	168.9
Other	120.6	115.8	131.3
	$4,181.0	$4,125.1	$4,057.1

3.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2018	2017	2016
		(restated, note 1(b))	(restated, note 1(b))

Employee costs	$895.9	$893.6	$891.2
Less employee costs capitalized to property, plant and equipment and to intangible assets	(199.3)	(187.4)	(183.3)
	696.6	706.2	707.9
Purchase of goods and services:
Royalties, rights and creation costs	681.7	677.9	701.9
Cost of products sold	380.2	360.1	338.3
Service contracts	154.3	172.3	168.7
Marketing, circulation and distribution expenses	105.9	108.9	113.8
Building expenses	97.9	99.5	92.5
Other	332.0	381.0	374.7
	1,752.0	1,799.7	1,789.9
	$2,448.6	$2,505.9	$2,497.8

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

4.                FINANCIAL EXPENSES

	2018	2017	2016

Interest on long-term debt	$287.8	$274.7	$288.0
Amortization of financing costs and long-term debt discount	6.8	6.9	7.0
Interest on net defined benefit liability	6.2	5.8	6.7
Loss (gain) on foreign currency translation on short-term monetary items	2.3	(2.0)	0.5
Interest from the parent corporation	(14.8)	—	—
Other	(7.8)	(3.6)	(0.2)
	$280.5	$281.8	$302.0

5.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

In 2018, a net charge of $14.9 million was recorded relating mainly to various cost reduction initiatives across the Corporation and disposal of assets (net charges of $17.2 million in 2017 and $28.5 million in 2016 which were related to cost reduction initiatives, developments in certain litigations and the migration of subscribers from analog to digital services in the Telecommunications segment).

In 2018, an impairment charge on assets of $14.9 million was also recorded mainly in the Telecommunications segment as a result of restructuring initiatives.

6.                GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, Videotron sold its Advanced Wireless Service (“AWS”) spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. The sale resulted in a gain on disposal of $87.8 million.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

7.                IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

	2018	2017	2016

Impairment of goodwill	$—	$30.0	$40.1
Impairment of intangible assets	—	13.8	0.8
	$—	$43.8	$40.9

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

8.                LOSS ON DEBT REFINANCING

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

9.                INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.7% in 2018 (26.8% in 2017 and 26.9% in 2016) and income taxes in the consolidated statements of income:

	2018	2017	2016
		(restated, note 1(b))	(restated, note 1(b))

Income taxes at domestic statutory tax rate	$187.8	$236.9	$142.5
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(1.2)	(48.5)	1.0
Change in benefit arising from the recognition of current and prior year tax losses (notes 6 and 30)	(18.5)	(47.0)	(0.5)
Non-deductible impairment of goodwill	—	0.4	10.8
Change in deferred tax balances due to a change in substantively enacted tax rates	—	—	(6.4)
Effect of tax consolidation transactions with the parent corporation	—	—	(0.3)
Other	(1.5)	(0.6)	(3.8)
Income taxes	$166.6	$141.2	$143.3

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2018	2017	2018	2017	2016
		(restated, note 1(b))		(restated, note 1(b))	(restated, note 1(b))

Loss carryforwards	$22.8	$0.4	$(8.0)	$3.6	$2.9
Accounts payable, accrued charges, provisions and deferred revenue	13.9	14.5	0.6	1.4	(4.0)
Defined benefit plans	40.6	35.5	(3.2)	(1.9)	(2.2)
Contract assets	(54.3)	(48.5)	5.8	7.4	14.3
Property, plant and equipment	(471.7)	(488.1)	(16.4)	84.5	12.3
Goodwill, intangible assets and other assets	(233.4)	(199.4)	34.0	43.9	25.8
Long-term debt and derivative financial instruments	(21.0)	(14.0)	1.3	(7.4)	0.3
Benefits from a general partnership	—	—	—	(0.6)	(67.0)
Other	10.2	8.7	(2.4)	1.5	2.9
	$(692.9)	$(690.9)	$11.7	$132.4	$(14.7)

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

9.                INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2018	2017
			(restated, note 1(b))

Balance at beginning of year		$(690.9)	$(588.2)
Recognized in income as continuing operations		(11.7)	(132.4)
Recognized in other comprehensive income		(3.8)	28.9
Acquisition of tax deductions	28	14.4	—
Other		(0.9)	0.8
Balance at end of year		$(692.9)	$(690.9)

Deferred income tax asset		$51.8	$33.2
Deferred income tax liability		(744.7)	(724.1)
		$(692.9)	$(690.9)

As of December 31, 2018, the Corporation had loss carryforwards for income tax purposes of $17.3 million available to reduce future taxable income, that will expire between 2035 and 2038. These losses have been recognized. The Corporation also had capital losses of $589.8 million that can be carried forward indefinitely and applied only against future capital gains of which $139.0 million were recognized.

There are no income tax consequences attached to the payment of dividends or distributions in 2018, 2017 or 2016 by the Corporation to its shareholders.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

10.         BUSINESS ACQUISITIONS

2018

•                    In 2018, the Corporation acquired businesses, included in the Media segment and in the Sport and Entertainment segment, for a total cash consideration of $10.3 million.

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

The purchase price allocation between the fair value of identifiable assets and liabilities related to business acquisitions in 2016 is summarized as follows:

2016

Assets acquired
Non-cash current assets	$5.5
Property, plant and equipment	32.7
Intangible assets	15.6
Goodwill	87.1
140.9
Liabilities assumed
Non-cash current liabilities	(3.1)
Deferred income taxes	(7.5)
Other long-term liabilities	(5.7)
(16.3)
Net assets acquired at fair value	$124.6

Consideration
Cash, net of cash acquired	$119.0
Balance payable	5.6
$124.6

An amount of $0.6 million of goodwill is deductible for tax purposes in 2018 (none in 2017 and $0.1 million in 2016).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

11.         ACCOUNTS RECEIVABLE

	2018	2017

Trade	$468.0	$486.4
Other[1]	94.1	56.6
	$562.1	$543.0

1          Includes interest receivable from Quebecor of an amount of $8.6 million as of December 31, 2018.

12.         INVENTORIES

	2018	2017

Finished goods	$88.8	$87.6
Programs, broadcast and distribution rights	77.3	78.2
Raw materials and supplies	20.2	22.3
	$186.3	$188.1

Cost of inventories included in purchase of goods and services amounted to $721.5 million in 2018 ($721.0 million in 2017 and $738.3 million in 2016). Write-downs of inventories totalling $4.7 million were recognized in purchase of goods and services in 2018 ($11.1 million in 2017 and $6.8 million in 2016).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

13.         PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2018 and 2017, changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunication networks	Projects under development	Total

Cost
Balance as of December 31, 2016	$573.6	$1,663.6	$5,549.1	$92.5	$7,878.8
Additions	35.9	145.5	364.4	56.0	601.8
Net change in additions financed with accounts payable	—	(2.0)	(3.4)	1.0	(4.4)
Reclassification	—	14.4	90.1	(104.5)	—
Retirement, disposals and other[1]	3.4	(70.3)	(98.4)	1.2	(164.1)
Balance as of December 31, 2017	612.9	1,751.2	5,901.8	46.2	8,312.1
Additions	20.0	151.4	297.3	84.0	552.7
Net change in additions financed with accounts payable	—	1.8	(11.9)	13.3	3.2
Reclassification	2.1	3.1	41.5	(46.7)	—
Reclassification to assets held for sale	(84.0)	—	—	—	(84.0)
Retirement, disposals and other[1]	(6.6)	(35.3)	(231.5)	(5.8)	(279.2)
Balance as of December 31, 2018	$544.4	$1,872.2	$5,997.2	$91.0	$8,504.8

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

13.         PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecommunication networks	Projects under development	Total

Accumulated depreciation and impairment losses
Balance as of December 31, 2016	$200.0	$1,088.3	$3,028.0	$—	$4,316.3
Depreciation	18.4	199.1	384.0	—	601.5
Retirement, disposals and other[1]	3.3	(65.7)	(97.6)	—	(160.0)
Balance as of December 31, 2017	221.7	1,221.7	3,314.4	—	4,757.8
Depreciation	18.8	191.8	401.8	—	612.4
Reclassification to assets held for sale	(11.5)	—	—	—	(11.5)
Retirement, disposals and other[1]	(2.6)	(33.6)	(231.2)	—	(267.4)
As of December 31, 2018	$226.4	$1,379.9	$3,485.0	$—	$5,091.3

Net carrying amount
As of December 31, 2017	$391.2	$529.5	$2,587.4	$46.2	$3,554.3
As of December 31, 2018	$318.0	$492.3	$2,512.2	$91.0	$3,413.5

1          Includes also the net change in assets related to discontinued operations.

In 2017, the calculation of the depreciation of a component of the Corporation’s telecommunication networks was changed in order to depreciate it over its useful life of 5 years, compared with 15 years previously. As a result, depreciation was increased by $21.0 million in 2017.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

14.         INTANGIBLE ASSETS

For the years ended December 31, 2018 and 2017, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total

Cost
Balance as of December 31, 2016	$1,006.9	$811.0	$121.1	$120.1	$25.1	$2,084.2
Additions	—	77.7	2.4	—	61.8	141.9
Net change in additions financed with accounts payable	—	13.9	—	—	12.3	26.2
Reclassification	—	32.1	—	—	(32.1)	—
Retirement, disposals and other (note 6)	(283.4)	(7.6)	(2.8)	—	(2.3)	(296.1)
Balance as of December 31, 2017	723.5	927.1	120.7	120.1	64.8	1,956.2
Additions	—	100.9	2.6	—	93.9	197.4
Net change in additions financed with accounts payable	—	(3.5)	—	—	68.1	64.6
Reclassification to assets held for sale	—	—	(5.1)	—	—	(5.1)
Reclassification	—	50.4	—	—	(50.4)	—
Retirement, disposals and other	—	(7.2)	1.2	(8.0)	(9.6)	(23.6)
Balance as of December 31, 2018	$723.5	$1,067.7	$119.4	$112.1	$166.8	$2,189.5

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

14.         INTANGIBLE ASSETS (continued)

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total

Accumulated amortization and impairment losses
Balance as of December 31, 2016	$247.7	$461.8	$48.1	$102.6	$—	$860.2
Amortization	—	93.0	10.8	—	—	103.8
Impairment losses (note 7)	—	1.4	4.4	8.0	—	13.8
Retirement, disposals and other	—	(2.9)	(1.8)	—	—	(4.7)
Balance as of December 31, 2017	247.7	553.3	61.5	110.6	—	973.1
Amortization	—	96.5	9.0	—	—	105.5
Reclassification to assets held for sale	—	—	(3.5)	—	—	(3.5)
Retirement, disposals and other	—	(9.9)	(3.0)	(8.0)	—	(20.9)
Balance as of December 31, 2018	$247.7	$639.9	$64.0	$102.6	$—	$1,054.2

Net carrying amount
As of December 31, 2017	$475.8	$373.8	$59.2	$9.5	$64.8	$983.1
As of December 31, 2018	$475.8	$427.8	$55.4	$9.5	$166.8	$1,135.3

The cost of internally generated intangible assets, mainly composed of software, was $593.0 million as of December 31, 2018 ($566.5 million as of December 31, 2017). For the year ended December 31, 2018, the Corporation recorded additions of internally generated intangible assets of $43.4 million ($70.5 million in 2017 and $66.0 million in 2016).

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, was $360.6 million as of December 31, 2018 ($323.3 million as of December 31, 2017). For the year ended December 31, 2018, the Corporation recorded $40.7 million in amortization on its internally generated intangible assets ($44.9 million in 2017 and $43.8 million in 2016). The net carrying value of internally generated intangible assets was $232.4 million as of December 31, 2018 ($243.2 million as of December 31, 2017).

Spectrum licences are allocated to the Telecommunications CGU, broadcasting licences are allocated to the Broadcasting CGU, trademarks are allocated to the Telecommunications and Magazines CGUs, while sport franchises are allocated to the Sports and Entertainment CGU.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

15.         GOODWILL

For the years ended December 31, 2018 and 2017, changes in the net carrying amount of goodwill are as follows:

	2018	2017

Cost
Balance at beginning of year	$5,688.6	$5,688.2
Business acquisitions	2.1	0.4
Reclassification to assets held for sale	(19.6)	—
Balance at end of year	5,671.1	5,688.6

Accumulated impairment losses
Balance at beginning of year	2,992.8	2,962.8
Impairment losses (note 7)	—	30.0
Balance at end of year	2,992.8	2,992.8

Net carrying amount	$2,678.3	$2,695.8

The net carrying amount of goodwill as of December 31, 2018 and 2017 was allocated to the following significant CGU groups:

	2018	2017
CGU groups

Telecommunications	$2,656.1	$2,677.0
Other[1]	22.2	18.8
Total	$2,678.3	$2,695.8

1          Includes mainly the CGUs related to Speciality film and television services, Book publishing and distribution, and Sports and Entertainment.

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

Years ended December 31, 2018, 2017 and 2016

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

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed on the Corporation’s significant CGU groups:

	2018		2017
CGU groups [1]	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications	9.0%	2.5%	8.5%	2.5%
Magazines	—	—	15.5	(2.0)
Other	11.5 to 16.50	0.0 to 2.0	12.0 to 16.5	0.0 to 2.0

1          In 2018 and 2017, the recoverable amounts of all CGUs were based on value in use, using the discounted cash flow method.

Sensitivity of recoverable amounts

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunication CGU to eq ual its carrying value.

16.         LOANS TO THE PARENT CORPORATION

On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan.  The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021.  As of December 31, 2018, Quebecor drew down the full amount of $75.0 million on the unsubordinated loan agreement and the full amount of $75.0 million on the subordinated loan agreement.

On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021.  As of December 31, 2018, Quebecor drew down the full amount of $262.0 million on the subordinated loan agreement.

On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $87.1 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in July 2021.  As of December 31, 2018, Quebecor drew down the full amount of $87.1 million on the subordinated loan agreement.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

16.         LOANS TO THE PARENT CORPORATION (continued)

On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021.  As of December 31, 2018, Quebecor drew down $97.0 million on the subordinated loan agreement.

17.         OTHER ASSETS

	2018	2017
		(restated, note 1(b))

Contract assets[1]	$204.9	$183.6
Contract costs[2]	103.0	102.9
Programs, broadcast and distribution rights	120.3	121.4
Other	48.4	44.1
	476.6	452.0
Less current portion of contract assets	(144.4)	(132.8)
Less current portion of contract costs (included in “Other current assets”)	(53.4)	(55.9)
Less current portion of program, broadcast and distribution rights (included in “Inventories”)	(77.3)	(78.3)
	$201.5	$185.0

1          Impairment loss on contract assets resulting from mobile contracts being cancelled prior their initial term amounted to $25.8 million in 2018 ($16.1 million in 2017 and $12.0 million in 2016), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

2          Amortization amounted to $63.2 million in 2018 ($59.4 million in 2017 and $51.0 million in 2016).

18.         ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2018	2017

Trade and accruals	$612.7	$512.2
Salaries and employee benefits	139.0	144.0
Interest payable	49.9	49.6
Stock-based compensation	18.9	19.8
	$820.5	$725.6

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

19.         PROVISIONS AND CONTINGENCIES

	Restructuring of operations	Contingencies, legal disputes and other	Total

Balance as of December 31, 2017	$5.9	$38.8	$44.7
Recognized in income	14.9	3.5	18.4
Payments	(13.8)	(1.7)	(15.5)
Other	—	0.9	0.9
Balance as of December 31, 2018	$7.0	$41.5	$48.5

Current portion	$4.8	$23.7	$28.5
Non-current portion (included in “Other liabilities”)	2.2	17.8	20.0

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT

	Effective interest rate as of December 31, 2018	2018	2017

Quebecor Media
Bank credit facilities (i)	4.87%	$451.7	$420.4
Senior Notes (ii)		1,659.2	1,568.5
		2,110.9	1,988.9
Videotron (iii)
Bank credit facilities (iv)	3.24%	742.0	5.4
Senior Notes (ii)		3,502.4	3,289.2
		4,244.4	3,294.6
TVA Group (iii)
Bank credit facilities (v)	3.79%	52.9	62.9

Other		—	0.3
Total long-term debt		6,408.2	5,346.7

Change in fair value related to hedged interest rate risk		2.5	5.8
Financing fees, net of amortization		(35.7)	(40.8)
		(33.2)	(35.0)
		6,375.0	5,311.7
Less current portion		(56.6)	(19.1)
		$6,318.4	$5,292.6

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT (continued)

(i)                       The bank credit facilities of Quebecor Media are comprised of a US$350.0 million secured term loan “B” facility that matures in August 2020 and is bearing interest at U.S London Interbank Offered Rate (“LIBOR”) plus a premium of 2.25% and a $300.0 million secured revolving credit facility that matures in July 2020 and is bearing interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio. The term loan “B” facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. These credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, and make other distributions. They are secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2018, the credit facilities were secured by assets with a carrying value of $1,707.0 million ($3,045.4 million in 2017). As of December 31, 2018 and 2017, no amount had been drawn on the revolving credit facility, and as of December 31, 2018, $451.7 million was outstanding on the term loan “B” ($420.4 million in 2017).

On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility to extend the maturity date to July 2022 and to change certain conditions and terms of the facility.

(ii)                    The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2018:

Principal amount			Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

Quebecor Media
US$	850.0		5.750%	5.750%	January 15, 2023	June and December 15
	$500.0		6.625%	6.625%	January 15, 2023	June and December 15

Videotron
US$	800.0		5.000%	5.000%	July 15, 2022	January and July 15
US$	600.0		5.375%	5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	5.625%	June 15, 2025	April and October 15
	$375.0		5.750%	5.750%	January 15, 2026	March and September 15
US$	600.0	[1]	5.125%	5.125%	April 15, 2027	April and October 15

1          The Notes were issued in April 2017 for net proceeds of $794.5 million, net of financing fees of $9.9 million.

(iii)                 The debts of these subsidiaries are non-recourse to Quebecor Media.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT (continued)

(iv)                The bank credit facility provides for a $1,500.0 million ($965.0 million in 2017) secured revolving credit facility that matures in July 2023. The revolving credit facility bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a margin, depending on Videotron’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2018, the bank credit facility was secured by assets with a carrying value of $7,639.2 million ($6,665.7 million in 2017). The bank credit facility contains covenants such as maintaining certain financial ratios, limitations on Videotron’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2018, $742.0 million had been drawn on the secured revolving credit facility (no amount was drawn in 2017, while $5.4 million was outstanding in 2017 on an export financing facility that matured in June 2018).

In December 2018, Videotron entered into new unsecured on demand credit facilities, under which letters of credit were issued and filed with ISED Canada as pre-auction financial deposits in respect to its application to participate to the 600 MHz spectrum auction. Under ISED Canada published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit, which can be withdrawn by Videotron at anytime prior to the auction commencement.

(v)                   The bank credit facilities of TVA Group comprise a secured revolving credit facility in the amount of $150.0 million, maturing in February 2019, and a secured term loan in the amount of $75.0 million, maturing in November 2019. TVA Group’s revolving credit facility bears interest at floating rates based on Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by a leverage ratio. The term loan bears interest at floating rates based on Bankers’ acceptance rate or Canadian prime rate, plus a premium determined by a leverage ratio. The term loan provides for quarterly amortization payments commencing on December 20, 2015. The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends, or make other distributions. They are secured by liens on all of its movable assets and an immovable hypothec on its Head Office building. As of December 31, 2018 and 2017, no amount had been drawn on the revolving credit facility, and as of December 31, 2018, $52.9 million was outstanding on the term loan ($62.9 million in 2017).

On February 13, 2019, TVA Group amended its $150.0 million secured revolving credit facility to extend the maturity date to February 2020 and to change certain conditions and terms of the facility.

On December 31, 2018, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2019	$56.6
2020	448.1
2021	—
2022	1,091.0
2023	2,401.2
2024 and thereafter	2,411.3

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

21.         OTHER LIABILITIES

	Note	2018	2017

Defined benefit plans	29	$153.9	$136.9
Deferred revenues		14.6	17.4
Stock-based compensation[1]	23	12.2	8.3
Other		32.6	32.4
		$213.3	$195.0

1          The current $18.9 million portion of stock-based compensation is included in accounts payable and accrued charges ($19.8 million in 2017) (note 18).

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

22.         CAPITAL STOCK (continued)

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2016	95,983,176	$3,701.4
Reduction of paid-up capital	—	(50.0)
Redemption	(541,899)	(20.6)
Balance as of December 31, 2017	95,441,277	3,630.8
Redemption	(16,064,215)	(611.1)
Balance as of December 31, 2018	79,377,062	$3,019.7

On May 11 and June 22, 2018, Quebecor Media repurchased a total of 16,064,215 of its Common Shares held by CDP Capital d’Amérique Investissements inc. (“CDP Capital”), for a total aggregate purchase price of $1.54 billion, paid in cash.  All repurchased shares were cancelled. The excess of $928.9 million of the purchase price over the carrying value of Common Shares repurchased were recorded in increase of the deficit. Cash on hand and drawings under the Videotron secured revolving credit facility were used to finance the Corporation Common Shares repurchase.

On July 6, 2017, Quebecor Media repurchased and cancelled 541,899 of its Common Shares held by CDP Capital for an amount of $37.7 million. On the same day, Quebecor Media also paid off a security held by CDP Capital for an amount of $6.2 million. The $23.3 million excess of the shares repurchase value and the security payment over the carrying value of Common Shares repurchased was recorded as an increase of the deficit.

In 2017, the Corporation reduced its paid-up capital for a total cash consideration of $50.0 million

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS

(a)           Quebecor plans

(i)            Stock option plan

Under a stock option plan established by the parent Corporation, 26,000,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees, and other key employees of Quebecor and the Corporation. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of the parent Corporation may, at its discretion, affix different vesting periods at the time of each grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the parent corporation before exercising their right to subscribe the shares for which they exercise their options.

The following table gives details on changes to outstanding options for the years ended December 31, 2018 and 2017:

	2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	440,000	$12.31	1,360,000	$12.69
Granted	1,242,892	26.52	—	—
Exercised	(100,000)	12.75	(630,000)	12.82
Cancelled	(20,000)	26.52	(290,000)	12.97
Balance at end of year	1,562,892	23.40	440,000	12.31

Vested options at end of year	340,000	$12.17	376,666	$12.04

During the year ended December 31, 2018, 100,000 stock options of Quebecor were exercised for a cash consideration of $1.2 million (630,000 stock options for $4.7 million in 2017).

The following table gives summary information on outstanding options as of December 31, 2018:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$11.11 to 15.12	340,000	4.78	$12.17	340,000	$12.17
$26.52	1,222,892	9.78	26.52	—	—
$11.11 to 26.52	1,562,892	7.28	$23.40	340,000	$12,17

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(a)           Quebecor plans (continued)

(ii)         Mid-term stock-based compensation plan

Under a mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. All the 93,610 units outstanding as of December 31, 2017 were exercised in 2018 for a cash consideration of $0.8 million (1,140,941 units for a cash consideration of $4.9 million in 2017).

(iii)      Deferred share unit plan

The Quebecor DSU plan is for the benefit of Quebecor and the Corporation’s directors. Under this plan, each director receives a portion of his/her compensation in the form of DSUs, such portion representing at least 50% of the annual retainer which could be less upon reaching the minimum shareholding threshold set out in the policy regarding the minimum shareholding by directors. Subject to certain conditions, each director may elect to receive up to 100% of the total fees payable for services as a director in the form of units. The value of a DSU is based on the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the relevant date. DSUs will entitle the holders thereof to dividends, which will be paid in the form of additional units at the same rate as that applicable to dividends paid from time to time on Quebecor Class B Shares. Subject to certain limitations, the DSUs will be redeemed by the Corporation when the director ceases to serve as a director of the Corporation. For the purpose of redeeming units, the value of a DSU shall correspond to the fair market value of Quebecor Class B Shares on the date of redemption. As of December 31, 2018 and 2017, the total number of DSUs outstanding under this plan was 108,885 and 89,397, respectively.

(b)           Quebecor Media stock option plan

Under a stock option plan established by the Corporation, 6,180,140 Common Shares of Quebecor Media have been set aside for officers, senior employees, directors, and other key employees of Quebecor Media. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the Corporation on the stock exchange(s) where such shares are listed at the time of exercise, or the fair market value of the Common Shares, as determined by the Corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(b)           Quebecor Media stock option plan (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2018 and 2017:

	2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	595,827	$62.84	980,905	$61.71
Exercised	(263,227)	60.31	(215,978)	59.40
Cancelled	(14,200)	70.06	(169,100)	60.65
Balance at end of year	318,400	$64.61	595,827	$62.84

Vested options at end of year	170,500	$61.07	226,200	$58.78

During the year ended December 31, 2018, 263,227 of the Corporation’s stock options were exercised for a cash consideration of $10.7 million (215,978 stock options for $5.5 million in 2017).

The following table gives summary information on outstanding options as of December 31, 2018:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$50.10 to 57.64	103,350	5.70	$56.05	40,500	$55.33
$63.50 to 70.56	215,050	5.30	67.88	130,000	68.29
$50.10 to 70.56	318,400	5.43	$64.61	170,500	$61.07

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(c)            TVA Group stock option plan

Under this stock option plan, 2,200,000 TVA Group Class B Shares have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of Class B Shares on the Toronto Stock Exchange the day before the option is granted. Unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised. Holders of options have committed to obtain the consent of TVA Group before exercising their right to subscribe the shares for which they exercise their options.

The following table gives details on changes to outstanding options for the years ended December 31, 2018 and 2017:

	2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	60,000	$6.85	357,632	$12.71
Granted	280,000	2.16	—	—
Cancelled	—	—	(134,915)	12.86
Expired	—	—	(162,717)	14.75
Balance at end of year	340,000	$2.99	60,000	$6.85

Vested options at end of year	36,000	$6.85	24,000	$6.85

As of December 31, 2018, exercise prices of all outstanding options are from $2.16 to $6.85 and the average of years to maturity is 9.1.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

On July 13, 2016, Quebecor also established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Shares and, in the case of the DSU plan, also on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. As of December 31, 2018, 143,860 DSUs based on Quebecor Class B Shares, 244,140 DSUs based on TVA Group Class B Shares, 215,336 PSUs based on Quebecor Class B Shares and 270,637 PSUs based on TVA Group Class B Shares were outstanding under these plans.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(e)            Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2018 and 2017:

December 31, 2018	Quebecor		Quebecor Media		TVA Group

Risk-free interest rate	2.05%		1.97%		2.06%
Distribution yield	0.77%		1.13%		—%
Expected volatility	17.93%		16.11%		47.07%
Expected remaining life	4.8	years	1.5	years	5.2	years

December 31, 2017	Quebecor		Quebecor Media		TVA Group

Risk-free interest rate	1.83%		1.80%		1.97%
Distribution yield	0.46%		1.12%		—%
Expected volatility	17.58%		16.70%		50.78%
Expected remaining life	2.4	years	2.3	years	3.6	years

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

(f)             Liability of vested options

As of December 31, 2018, the liability for all vested options was $14.2 million as calculated using the intrinsic value ($12.2 million as of December 31, 2017).

(g)           Consolidated stock-based compensation charge

For the year ended December 31, 2018, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $15.6 million ($15.4 million in 2017 and $16.3 million in 2016).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

24.          ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2015	$(71.1)	$(64.9)	$(136.0)
Other comprehensive (loss) income	(15.1)	21.6	6.5
Balance as of December 31, 2016	(86.2)	(43.3)	(129.5)
Other comprehensive income (loss)	71.7	(2.6)	69.1
Balance as of December 31, 2017	(14.5)	(45.9)	(60.4)
Other comprehensive loss	(15.8)	(5.1)	(20.9)
Balance as of December 31, 2018	$(30.3)	$(51.0)	$(81.3)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivative financial instruments designated as cash flow hedges. The balance is expected to reverse over a 8 1/4-year period.

25.         COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services, tangible and intangible assets, broadcasting rights, and to pay licences and royalties.  Rent payments include an amount of $48.1 million for future payments to the parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2019	$49.5	$247.4
2020 to 2023	94.8	648.4
2024 and thereafter	96.7	455.7

The Corporation’s operating lease expenses amounted to $66.6 million in 2018 ($68.1 million in 2017 and $67.1 million in 2016).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

26.         GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of certain premises leases with expiry dates through 2020. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2018, the maximum exposure with respect to these guarantees was $19.3 million and no liability has been recorded in the consolidated balance sheets.

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

Years ended December 31, 2018, 2017 and 2016

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

(a)           Description of derivative financial instruments

(i)            Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Videotron
Less than 1 year	1.3056	$165.6	US$	126.8

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)           Description of derivative financial instruments (continued)

(ii)         Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Term loan “B”	2013 to 2020	US$	331.6	Bankers’ acceptance 3 months + 2.77%	1.0346

Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
US$ drawing on revolver facility	2018 to 2019	US$	160.0	Bankers’ acceptance 1 month + 0.42%	1.3417

Certain cross-c urrency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2018 and 2017 are as follows:

	2018		2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,408.2)	$(6,391.5)	$(5,346.7)	$(5,658.0)
Derivative financial instruments[2]
Foreign exchange forward contracts	6.7	6.7	(4.5)	(4.5)
Cross-currency interest rate swaps	880.3	880.3	562.2	562.2

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

2          The fair value of derivative financial instruments designated as cash flow hedges is an asset position of $840.6 million as of December 31, 2018 ($525.7 million in 2017) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $46.4 million as of December 31, 2018 ($32.0 million in 2017).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)            Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2018, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions As of December 31, 2018, the provision for expected credit losses represented 2.7% of the gross amount of accounts receivable and contract assets (2.9% as of December 31, 2017), while 11.7% of trade receivable were 90 days past their billing date (11.3% as of December 31, 2017) .

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2018 and 2017:

	2018	2017

Balance at beginning of year	$21.1	$28.1
Changes in expected credit losses charged to income	19.6	21.6
Write-off	(20.2)	(28.6)
Balance at end of year	$20.5	$21.1

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)           Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.1 years as of December 31, 2018 (6.1 years as of December 31, 2017).

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

As of December 31, 2018, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$24.3	$24.3	$—	$—	$—
Accounts payable and accrued charges	820.5	820.5	—	—	—
Long-term debt[1]	6,408.2	56.6	448.1	3,492.2	2,411.3
Interest payments[2]	1,500.6	252.3	578.2	428.4	241.7
Derivative financial instruments[3]	(892.7)	0.2	(105.1)	(618.1)	(169.7)
Total	$7,860.9	$1,153.9	$921.2	$3,302.5	$2,483.3

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2          Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2018.

3          Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2018, and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2018 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$1.3	$34.8
Decrease of $0.10	(1.3)	(34.8)

A variance of $0.10 in the 2018 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $2.4 million on the value of unhedged purchase of goods and services and $4.4 million on the value of unhedged acquisitions of tangible and intangible assets in 2018.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2018, after taking into account the hedging instruments, long-term debt was comprised of 76.2% fixed-rate debt (87.7% in 2017) and 23.8% floating-rate debt (12.3% in 2017).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2018 was $13.1 million.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2018, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.9)	$(28.1)
Decrease of 100 basis points	1.9	28.1

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments, cash and cash equivalents and loans to the parent Corporation. The capital structure as of December 31, 2018 and 2017 is as follows:

	2018	2017

Bank indebtedness	$24.3	$—
Long-term debt	6,375.0	5,311.7
Derivative financial instruments	(887.0)	(557.7)
Cash and cash equivalents	(21.0)	(864.9)
Loans to the parent corporation	(596.1)	—
Net liabilities	4,895.2	3,889.1
Equity	$1,424.7	$2,545.0

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

28.         RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2018	2017	2016

Salaries and short-term benefits	$9.9	$9.1	$9.3
Share-based compensation	5.4	5.9	9.3
Other long-term benefits	1.2	8.5	1.3
	$16.5	$23.5	$19.9

Operating transactions

During the year ended December 31, 2018, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $10.0 million ($9.2 million in 2017 and $9.0 million in 2016), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $2.8 million ($2.8 million in 2017 and $3.0 million in 2016). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2018, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.2 million in 2017 and 2016), and incurred management fees of $2.5 million ($2.7 million in 2017 and $2.6 million in 2016) with shareholders.

Tax transactions

In 2018, the parent corporation transferred $54.2 million of non-capital losses (none in 2017 and $22.1 million in 2016) to the Corporation in exchange for a cash consideration of $13.9 million (none in 2017 and $5.6 million in 2016). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between the parties.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2018 and 2017:

	Pension benefits		Postretirement benefits
	2018	2017	2018	2017

Change in benefit obligations
Benefit obligations at the beginning of the year	$1,320.4	$1,274.9	$60.5	$73.4
Service costs	36.4	33.9	2.1	1.9
Interest costs	46.0	49.8	2.8	2.9
Plan participants’ contributions	11.1	11.5	—	—
Actuarial (gain) loss arising from:
Financial assumptions	(75.7)	82.1	20.5	5.4
Demographic assumptions	—	(8.6)	(12.3)	—
Participant experience	(1.1)	4.5	(0.5)	(21.2)
Benefits and settlements paid	(55.1)	(72.7)	(1.7)	(1.9)
Plan transfer	—	(55.4)	—	—
Other	1.2	0.4	—	—
Benefit obligations at the end of the year	$1,283.2	$1,320.4	$71.4	$60.5

Change in plan assets
Fair value of plan assets at the beginning of the year	$1,267.3	$1,244.4	$—	$—
Actual return on plan assets	(37.5)	106.5	—	—
Employer contributions	34.0	35.5	1.7	1.9
Plan participants’ contributions	11.1	11.5	—	—
Administrative fees	(2.5)	(2.5)	—	—
Benefits and settlements paid	(55.1)	(72.7)	(1.7)	(1.9)
Plan transfer	—	(55.4)	—	—
Fair value of plan assets at the end of the year	$1,217.3	$1,267.3	$—	$—

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2018, the weighted average duration of defined benefit obligations was 15.6 years (16.5 years in 2017). The Corporation expects future benefit payments of $64.0 million in 2019.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2018	2017

Equity securities:
Canadian	21.1%	23.6%
Foreign	31.2	32.3
Debt securities	46.6	40.8
Other	1.1	3.3
	100.0%	100.0%

The fair value of equity and debt securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

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

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2018	2017	2018	2017

Benefit obligations	$(1,283.2)	$(1,320.4)	$(71.4)	$(60.5)
Fair value of plan assets	1,217.3	1,267.3	—	—
Plan deficit	(65.9)	(53.1)	(71.4)	(60.5)
Asset limit and minimum funding adjustment	(16.0)	(20.4)	—	—
Net amount recognized[1]	$(81.9)	$(73.5)	$(71.4)	$(60.5)

1          The net liability recognized for 2018 is $153.9 million and is included in “Other Liabilities” (note 21) (an asset of $2.9 million was included in “Other assets” in 2017 and a liability of $136.9 million was included in “Other liabilities” in 2017).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2018	2017	2016	2018	2017	2016

Actuarial gain (loss) on benefit obligations	$76.8	$(78.0)	$(20.1)	$(7.7)	$15.8	$(1.4)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	(80.9)	59.1	51.8	—	—	—
Asset limit and minimum funding adjustment	5.0	(0.1)	2.8	—	—	—
Re-measurements gain (loss) recorded in other comprehensive income	$0.9	$(19.0)	$34.5	$(7.7)	$15.8	$(1.4)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2018	2017	2016	2018	2017	2016

Employee costs:
Service costs	$36.4	$33.9	$34.9	$2.1	$1.9	$1.8
Administrative fees and other	3.7	3.0	3.0	—	—	—
Interest on net defined benefit liability	3.4	2.9	3.9	2.8	2.9	2.8
Net benefit costs	$43.5	$39.8	$41.8	$4.9	$4.8	$4.6

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

29.   PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $19.8 million in 2018 ($17.6 million in 2017 and $16.8 million 2016).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $32.6 million in 2019, based on the most recent financial actuarial reports filed (contributions of $35.7 million were paid in 2018).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2018, 2017 and 2016 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2018	2017	2016

Benefit obligations
Rates as of year-end:
Discount rate	3.90%	3.50%	3.90%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.50%	3.90%	4.00%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used was of 62 years in 2018, 2017 and 2016.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.9% at the end of 2018. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 5.1% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $17.4 million and the postretirement benefits obligation by $1.5 million as of December 31, 2018. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

30.         DISCONTINUED OPERATIONS

On January 24, 2019, Videotron sold its 4Degrees Inc. Colocation data centers operations for an amount of $261.6 million which was fully paid in cash at the date of transaction. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, an estimated gain on disposal of $118.0 million will be accounted for in the first quarter of 2019, while an amount of $53.0 million from the proceeds received at the date of transaction will be deferred in connection with the estimated present value of the future conditional adjustments. The amount deferred will be revaluated on a quarterly basis and any change will be recorded in income from discontinued operations.

As a result of this transaction, tax benefits of $18.5 million, on previous years’ capital losses, were recognized in the consolidated statement of income in 2018.

In 2017, a gain of $14.6 million, was accounted for mainly for digital credits in connection with the English-language newspaper operations sold in 2015.

The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statement of income and cash flows are as follows:

	2018	2017	2016

Revenues	$19.8	$19.7	$12.0
Expenses	14.6	14.8	10.6
Income taxes	1.4	1.3	0.4
Gain related to a business sold in 2015	—	(14.6)	—
Income from discontinued operations	$3.8	$18.2	$1.0

	2018	2017	2016

Cash flows related to operating activities	$10.4	$20.4	$3.3
Cash flows related to investing activities	(1.9)	(3.5)	(53.1)
Cash flows provided by (used in) discontinued operations	$8.5	$16.9	$(49.8)

Components of assets and liabilities classified as held for sale in the consolidated balance sheet are as follows:

2018

Current assets	$1.3
Property, plant and equipment	72.5
Intangible assets and goodwill	21.2
Assets held for sale	95.0
Current liabilities held for sale	(6.6)
Net assets held for sale	$88.4

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

Non-consolidated condensed statements of income and comprehensive income

	2018	2017	2016

Revenues:
Distributions in excess of the investments in subsidiaries	$503.3	$—	$—
Dividends	113.0	295.0	282.0
Management fees	59.2	58.8	59.9
Interest on loans to the parent corporation	14.8	—	—
Other	64.5	49.5	52.4
	754.8	403.3	394.3
General and administrative expenses	126.8	123.6	121.7
Depreciation and amortization	3.8	4.3	3.3
Financial expenses	106.1	130.3	138.9
Loss (gain) on valuation and translation of financial instruments	0.2	(0.7)	—
Loss on debt refinancing	—	10.4	—
Impairment and disposal of investments in subsidiaries	—	—	73.3
Loss on notes receivable from subsidiaries	—	—	14.8
Other	2.4	(10.9)	2.0
Income before income taxes	515.5	146.3	40.3
Income taxes (recovery)	(5.3)	0.6	1.7
Net income	520.8	145.7	38.6
Other comprehensive (loss) gain	(3.9)	22.8	(3.3)
Comprehensive income	$516.9	$168.5	$35.3

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

31.         NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2018	2017	2016

Cash flows related to operations
Net income	$520.8	$145.7	$38.6
Depreciation and amortization	3.8	4.3	3.3
Loss (gain) on valuation and translation of financial instruments	0.2	(0.7)	—
Amortization of financing costs and long-term debt discount	2.3	2.4	2.8
Loss on debt refinancing	—	10.4	—
Impairment and disposal of investments in subsidiaries	—	—	73.3
Loss on notes receivable from subsidiaries	—	—	14.8
Deferred income taxes	(5.3)	2.5	1.8
Other	0.2	2.4	(0.3)
Net change in non-cash balances related to operations	5.3	39.3	7.5
Cash flows provided by operations	527.3	206.3	141.8

Cash flows related to investing activities
Net change in investments in subsidiaries	2,058.6	(8.5)	(63.5)
Acquisition of tax deductions from the parent corporation	(13.9)	—	(14.0)
Other	(6.0)	(8.5)	3.9
Cash flows provided by (used in) investing activities	2,038.7	(17.0)	(73.6)

Cash flows related to financing activities
Net change in bank indebtedness	5.7	(2.5)	(8.1)
Net change under revolving facilities	—	—	(2.8)
Repayment of long-term debt	(3.6)	(336.7)	(3.6)
Settlement of hedging contracts	(1.6)	(1.6)	5.2
Repurchase of Common Shares	(1,540.0)	(43.9)	—
Repurchase of redeemable preferred shares issued to subsidiaries	—	—	(430.0)
Dividends and reduction of paid-up capital	(100.0)	(100.0)	(100.0)
Net change in subordinated loans from subsidiaries	2,322.0	66.0	(2,768.0)
Net change in convertible obligations, subordinated loans and notes receivable — subsidiaries	(2,664.0)	276.0	3,199.0
Net change in loans to the parent corporation	(596.1)	—	—
Net change in advances to or from subsidiaries	(19.6)	(15.4)	40.1
Cash flows used in financing activities	(2,597.2)	(158.1)	(68.2)

Net change in cash and cash equivalents	(31.2)	31.2	—
Cash and cash equivalents at the beginning of the year	31.2	—	—
Cash and cash equivalents at the end of the year	$—	$31.2	$—

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in millions of Canadian dollars, except for option data)

31.         NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2018	2017

Assets
Current assets	$144.2	$161.8
Investments in subsidiaries at cost	477.8	2,536.4
Advances to subsidiaries	48.9	35.7
Convertible obligations, subordinated loans and notes receivable — subsidiaries	2,813.0	149.0
Loans to the parent corporation	596.1	—
Other assets	488.9	347.2
	$4,568.9	$3,230.1

Liabilities and equity
Current liabilities	$87.6	$66.3
Long-term debt	2,098.9	1,974.8
Advances from subsidiaries	138.8	145.2
Other liabilities	37.6	36.7
Subordinated loan from subsidiaries	2,813.0	491.0
Equity attributable to shareholders	(607.0)	516.1
	$4,568.9	$3,230.1