Form 20-F
period 2019-12-31
QUEBECOR MEDIA INC
filed 2020-03-26
CIK 1156831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report......

For the transition period from                       to

Commission file number: 333-13792

QUEBECOR MEDIA INC.
(Exact name of Registrant as specified in its charter)

Province of Québec, Canada
(Jurisdiction of incorporation or organization)

612 St-Jacques Street Montréal, Québec, Canada H3C 4M8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐ Yes   ☒ No

EXPLANATORY NOTES

In this annual report, unless otherwise specified, the terms “we,” “our,” “us,” the “Corporation” and “Quebecor Media” refer to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to our wholly owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “Le SuperClub Vidéotron” are references to our wholly owned subsidiary Le SuperClub Vidéotron ltée; all references in this annual report to “TVA Group” are references to our public subsidiary TVA Group Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to our wholly owned subsidiary Quebecor Media Printing (2015) Inc.; all references to “Quebecor Media Network” are references to our wholly owned subsidiary Quebecor Media Network Inc.; all references to “MediaQMI” are references to our wholly owned subsidiary MediaQMI Inc.; all references to “CEC Publishing” are references to our wholly owned subsidiary CEC Publishing Inc.; all references to “Sogides Group” are references to our wholly owned subsidiary Sogides Group Inc.; all references to “Select Music” are references to our wholly owned subsidiary Select Music Inc; all references to “NumériQ” are references to NumériQ Inc.; and all references to “Fibrenoire” are references to Fibrenoire Inc. All references in this annual report to “Quebecor” or “our parent corporation” are references to Quebecor Inc.

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

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper or magazine and is measured by an independent survey conducted by Vividata. According to the Q3 2019 Vividata study (the “Vividata Study”), the most recent available survey for 2019, readership estimates are based on a multiplatform readership metric of the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper or magazine during a given period equal to the publication interval of the newspaper or magazine. Market share and audiometry information for French speaking viewers in the Province of Québec is based on a survey conducted by Numeris and referenced as Numeris — French Québec, January 1 to December 31, 2019, Mon-Sun, 2:00 — 2:00, All 2+.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicator

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS. We use these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), cash flows from segment operations and free cash flows from continuing operating activities, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted EBITDA, cash flows from segment of operations, free cash flows from continuing operating activities, revenue-generating unit (“RGU”) and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects — Key Performance Indicator”. We also provide a definition of adjusted EBITDA in footnote 2 to the tables under “Item 3. Key Information — A. Selected Financial Data”, and a reconciliation of adjusted EBITDA to the most directly comparable financial measure under IFRS under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and in footnote 2 to the tables under “Item 3. Key Information — A. Selected Financial Data”. When we discuss cash flow from segment operations in this annual report, we provide the detailed calculation of the measure in the same section. When we discuss free cash flow from continuing operating activities in this annual report, we provide a reconciliation to the most directly comparable IFRS financial measure in “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2019.

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

•                  disruptions to the network through which we provide our digital television, Internet access, telephony and subscription-based OTT entertainment services (“Club illico”), and our ability to protect such services from piracy, unauthorized access or other security breaches;

•                  labour disputes or strikes;

•                  interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and political instability in some countries;

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A -                                Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2019, 2018, 2017, 2016 and 2015 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2019. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are not included in this annual report. Our consolidated financial statements as at December 31, 2019, 2018, 2017, 2016 and 2015 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017 is included in this annual report.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

Year Ended December 31,
2019	2018	2017	2016	2015
(1)	(1)	(1)	(1)
(in millions, except ratio)
STATEMENT OF INCOME DATA:
Revenues
Telecommunications	$3,480.4	$3,382.0	$3,287.8	$3,192.3	$3,018.1
Media	738.0	728.6	769.9	789.2	812.7
Sports and Entertainment	192.2	182.1	181.3	185.0	187.6
Inter-segment	(116.8)	(111.7)	(113.9)	(109.4)	(116.5)
4,293.8	4,181.0	4,125.1	4,057.1	3,901.9

Employee costs	(698.2)	(696.6)	(706.2)	(707.9)	(694.4)
Purchase of goods and services	(1,712.7)	(1,703.0)	(1,753.1)	(1,743.8)	(1,690.0)
Depreciation and amortization	(751.2)	(753.3)	(739.9)	(682.0)	(722.6)
Financial expenses	(282.9)	(291.5)	(294.3)	(314.6)	(322.1)
Loss on valuation and translation of financial instruments	(0.8)	(0.9)	(2.4)	(2.1)	(3.8)
Restructuring of operations, litigation and other items	(28.6)	(29.1)	(17.5)	(28.5)	117.2
Gain on sale of spectrum licenses	—	—	330.9	—	—
Impairment of goodwill and other assets	—	—	(43.8)	(40.9)	(230.7)
Loss on debt refinancing	—	—	(15.6)	(7.3)	(12.1)
Income taxes	(215.5)	(167.5)	(141.0)	(143.3)	(112.7)
Income (loss) from discontinued operations	97.5	3.8	18.2	1.0	(20.1)

Net income	$701.4	$542.9	$760.4	$387.7	$210.6
Income (loss) from continuing operations attributable to:
Shareholders	598.4	536.5	747.1	399.3	249.3
Non-controlling interests	5.5	2.6	(4.9)	(12.6)	(18.6)
Net income (loss) attributable to:
Shareholders	695.9	540.3	765.3	400.3	230.8
Non-controlling interests	5.5	2.6	(4.9)	(12.6)	(20.2)

OTHER FINANCIAL DATA AND RATIO:
Adjusted EBITDA(2) (unaudited)	$1,882.9	$1,781.4	$1,665.8	$1,605.4	$1,517.5
Additions to property, plant, equipment and intangible assets other than spectrum licenses	742.4	746.6	740.5	791.1	786.4
Additions to spectrum licenses	255.8	—	—	—	219.0
Comprehensive income	721.4	522.2	829.8	396.9	158.2
Comprehensive income (loss) attributable to:
Shareholders	715.3	519.4	834.4	406.8	179.4
Non-controlling interests	6.1	2.8	(4.6)	(9.9)	(21.2)

Ratio of earnings to fixed charges (3) (unaudited)	3.9	x	3.3	x	4.1	x	2.7	x	2.0	x

	As at December 31,
	2019	2018	2017	2016	2015
		(1)	(1)	(1)	(1)
	(in millions)
BALANCE SHEET DATA:
Cash and cash equivalents	$14.0	$21.0	$864.9	$20.7	$18.6
Total assets	10,423.5	10,246.4	10,093.3	9,608.6	9,555.4
Total debt (current and long-term portions)	5,899.4	6,375.0	5,311.7	5,638.1	5,800.6
Capital stock	3,019.7	3,019.7	3,630.8	3,701.4	3,801.4
Equity attributable to shareholders	1,933.1	1,317.8	2,438.4	1,767.7	1,460.9
Dividends or distributions to shareholders	100.0	100.0	100.0	100.0	100.0
Number of common shares outstanding	79.4	79.4	95.4	96.0	96.0

(1)    Prior period figures have been restated to reflect the adoption of IFRS 16, Leases. Refer to note 1(b) of our consolidated financial statements for more details.

(2)    In our analysis of operating results, we define adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licenses, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations. Adjusted EBITDA as define above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our parent corporation, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in

Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as results of our operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets, and is unaffected by the capital structure or investment activities of Quebecor Media and of its business segments. Adjusted EBITDA is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in our segments. We also use other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Our definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted EBITDA is calculated from and reconciled to net income under IFRS for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 in the table below:

	Year Ended December 31,
	2019	2018	2017	2016	2015
		(1)	(1)	(1)	(1)
	(in millions)
Reconciliation of adjusted EBITDA to net income

Adjusted EBITDA
Telecommunications	$1,803.4	$1,715.6	$1,593.1	$1,545.4	$1,450.9
Media	74.8	60.0	73.8	58.4	64.6
Sports and Entertainment	7.3	10.5	11.6	7.7	3.8
Head office	(2.6)	(4.7)	(12.7)	(6.1)	(1.8)
	1,882.9	1,781.4	1,665.8	1,605.4	1,517.5
Depreciation and amortization	(751.2)	(753.3)	(739.9)	(682.0)	(722.6)
Financial expenses	(282.9)	(291.5)	(294.3)	(314.6)	(322.1)
Loss on valuation and translation of financial instruments	(0.8)	(0.9)	(2.4)	(2.1)	(3.8)
Restructuring of operations, litigation and other items	(28.6)	(29.1)	(17.5)	(28.5)	117.2
Gain on sale of spectrum licenses	—	—	330.9	—	—
Impairment of goodwill and other assets	—	—	(43.8)	(40.9)	(230.7)
Loss on debt refinancing	—	—	(15.6)	(7.3)	(12.1)
Income taxes	(215.5)	(167.5)	(141.0)	(143.3)	(112.7)
Income (loss) from discontinued operations	97.5	3.8	18.2	1.0	(20.1)

Net income	$701.4	$542.9	$760.4	$387.7	$210.6

(3)    For the purpose of calculating the ratio of earnings to fixed charges under IFRS, (i) earnings consist of net income, plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization and financing fees amortization.

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

Risks Relating to Our Business

The converging nature of technologies and services will lead to increased and non-traditional competition.

We face technological substitution across all our key business segments. Due to ongoing technological developments, the distinction between broadcasting, Internet and cable and mobile telephony platforms is fading rapidly. For instance, content providers and studios are leveraging their content rights and pursuing strategies to deploy their own over-the-top (“OTT”) distribution platform and reach consumers directly through the Internet. By doing so, they are less dependent on content aggregators, such as Videotron. The Internet, through cable and mobile devices, is generally an important broadcasting and distribution platform; an increasing number of our customers are using mobile devices as their primary means of video entertainment, in direct competition with our cable business. In addition, mobile operators, with the development of their mobile networks, offer wireless and fixed wireless Internet services, which compete with our Internet access business.

Due to the converging nature of technological advances, we expect increasing competition from non-traditional businesses, which may affect our overall business strategy and could adversely affect our business, financial conditions and results of operations.

We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our cable business, we compete against incumbent local exchange carriers (“ILECs”). Our primary ILEC competitor has rolled out its own Internet protocol television (“IPTV”) service in the vast majority of the territory in which we operate. It has also secured licenses to operate video distribution services using video digital subscriber line (“VDSL”) technology. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

The rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete for viewership and a share of the monthly entertainment spend. Furthermore, the OTT content providers’ attractive price points (which are in part due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure and are not subject to CRTC regulations) makes our traditional offer less appealing for our customers and may affect our ability to retain and acquire customers. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial condition and results of operations. Also, foreign OTT content providers with no Canadian place of business are not required to charge federal and provincial sales tax (except in Alberta and Québec). Given that our clients, notably Club illico’s subscribers, must be charged GST when they purchase our services, we are at a competitive disadvantage.

Furthermore, we face competition from illegal providers of cable television services and illegal access to non-Canadian direct broadcast satellite (“DBS”) signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy).

In our Internet access business, we face competition from several resellers who have access to the wholesale third party Internet access (“TPIA”) service mandated by the CRTC. The recently CRTC mandated revised wholesale rates, if upheld by the Federal Court of Appeal, will provide TPIA providers with a cost structure that could lead to increased competition either from established TPIA providers or new entrants. These TPIA providers may also provide telephony and networking applications, and have entered the IPTV market. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where they have been particularly active and aggressively pricing their services. See also the risk factor “We are required to provide TPIA providers with access to our networks, which may result in increased competition.”

We also compete against other ISPs offering residential and commercial Internet access services as well as fixed wireless access and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering download speeds comparable to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of Voice over Internet Protocol and cloud based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our mobile telephony business, we compete against a mix of market participants, some of them active in our territory in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating for many years lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the decisions to be taken by the CRTC with regards to a new regulatory framework for mobile services stand to have a significant impact on our competitive environment, as we could see the emergence of non-facility-based operators (mobile virtual network operators “MVNOs”). We may not be able to compete successfully in the future against existing and those potential new competitors; increased competition could have a material adverse effect on our business, prospects, revenues, financial condition, and results of operations.

Finally, many of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet access, landline and mobile telephony services). Should we fail to keep our existing customers and lose them to such competitors, we may end up losing a subscriber for each of our services as a result of our bundling strategy. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate, combined with the declining demand for certain traditional products, may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition and results of operations.

We are required to invest a significant amount of capital to address continuing technological evolution and development needs.

New technologies in the telecommunication industry are evolving faster than the historical investment cycle in the industry. Their introduction and pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of our existing assets. Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our networks, information technology systems and infrastructure, as well as the acquisition of spectrum, to support growth in our customer base and its demands for increased bandwidth capacity and other services.

We must continually invest in our services, networks and technologies due to the rapid evolution of technologies, or we may be required to acquire, develop or integrate new technologies. Improvements in our services depend on many factors. The cost of the acquisition, development or implementation of new technologies and spectrum could be significant and our ability to fund such acquisition, development or implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition and results of operations.

5G technology is evolving rapidly and Canada’s first standards-based commercial launches are expected in 2020. Smartphones are generally expected to support 5G technology in 2020. It is expected that 5G ecosystems will operate on multiple frequency bands, including the 600MHz spectrum recently acquired by Videotron. However, 3.5 GHz spectrum is becoming a primary band for 5G mobile coverage. Innovation, Science and Economic Development Canada (“ISED”) is expected to auction 3.5 GHz frequencies by late 2020 or early 2021. There is a risk that we may not be able to purchase the 3.5 GHz spectrum required to compete equally on network speeds and 5G capacity. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

In the past, we have required substantial capital for the upgrade, expansion and maintenance of our networks and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand and enhance our networks, systems and services, including expenditures relating to advancements in LTE-Advanced/5G mobile technologies, network virtualisation and automation, Internet access, ultra-high-definition television, Internet of Things, IPTV and OTT delivery technology, as well as the introduction of virtual reality and home automation. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

Continuing growth in and the converging nature of wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum is dependent on the timing and the rules established by ISED. If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

We have entered into roaming agreements with multiple carriers around the world, and have established worldwide coverage. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective or better terms or on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably. In addition, if we are unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, our cost structure could materially increase, and, consequently, our business, prospects, revenues, financial condition and results of operations could be adversely affected.

We could be adversely impacted by higher handset costs and increasing bring-your-own-device (“BYOD”) customers.

Our mobile telephony business model is based substantially on increasing monthly revenues while financing the cost of subscriber handsets over the term of their contract, similar to other Canadian wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. However, the higher handset costs, in a price sensitive market, could negatively impact our revenues, financial condition and results of operations. Furthermore, given the fact that our competitors benefit from higher purchasing volumes, they may have the ability to negotiate better prices from manufacturers of mobile devices, thus enabling them to recoup a larger share of their subscribers’ monthly spending.

Furthermore, given the marginal technological advancements in mobile devices, consumers tend to conserve their mobile devices for longer periods of time thereby increasing the number of BYOD customers. Such customers are under no contractual obligation to remain with a specific carrier. Also, new technologies now embedded in certain handset devices will, once widely adopted, allow customers to switch between carriers without the use of a carrier-provided Sim card. This could have a material adverse effect on our churn rate and, consequently, on our business, prospects, revenues, financial condition and results of operations.

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

There can be no assurance that we will be able to generate or otherwise obtain the funds to implement our business strategies and finance our capital expenditure programs or other investment requirements, whether through cash from operations, additional borrowings or other sources of funding. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation, and prospects could be materially adversely affected.

We may need to support increasing costs in securing access to support structures needed for our networks.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable and mobile networks. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage and which may have a material adverse effect on our business and prospects.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multiplatform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, enhancing our advanced broadband network, pursuing enhanced content development, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, any prolonged restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have an adverse effect on our reputation, business, financial condition, prospects, and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating and capital expenditures in the future in order to offer new products and services to our customers. We can provide no assurance that we will be successful in developing such new products and services in relation to these engagements, including the marketing of new revenue sources.

We could be adversely impacted by consumer trends to abandon cable telephony and traditional television services.

The recent trend towards mobile substitution (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony and cable television subscriber base to our mobile telephony services, our Internet access services or our OTT entertainment platforms, which could have a material adverse effect on our business, prospects, revenues, results of operations and financial condition.

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

We have made and are continuing to make significant investments in an effort to develop our Sports and Entertainment business. Some of these investments require significant expenditures and management attention. The success of such investments involves numerous risks that could adversely affect our growth and profitability, including the following risks: that investments may require substantial financial resources that otherwise could be used in the development of our other businesses; that we will not be able to achieve the benefits we expect from our investments in the same timeline as our other businesses; and, specifically with regards to the Videotron Center, that we might not be able to maximize its profitability due to the fact that we do not have a main tenant nor operate in a major market, which might prevent us from attracting international talents.

The implementation of changes to the structure of our business may be more expensive than expected and we may not gain all the anticipated benefits.

We have and will continue to implement changes to the structure of our business due to many factors, such as the necessity of a corporate restructuring, a system replacement or upgrade, a process redesign, and the integration of business acquisitions or existing business units. These changes must be managed carefully to ensure that we capture the intended benefits. The implementation process may negatively impact overall customer experience and may lead to greater-than-expected operational challenges, costs and expenses, customer losses, and business disruption for us, all of which could adversely affect our business and our ability to gain the anticipated benefits.

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

The media industry has experienced fundamental and permanent structural changes. The growth of the Internet has presented alternative content distribution options that compete with traditional media, and an increasing number of non-traditional providers are developing technologies to satisfy the demand for entertainment and information content. Furthermore, our customers have an increased control over the manner, content and timing of their media consumption, including through new technologies that give consumers greater flexibility to fast forward or skip advertisements within our programming. These alternative technologies and new content distribution options have increased audience fragmentation, reduced our Media segment business’ audience, readership and circulation levels and have had an adverse effect on advertising revenues from local, regional and national advertisers.

Advertising revenue is the primary source of revenue for our Media segment. As a result of those structural changes, competition for advertising spend in traditional media comes mainly from digital media technologies, which have introduced a wide variety of media distribution platforms for consumers and advertisers. These new competitors also include digital advertising giants with greater financial resources and a controlling share of the online advertising market, thus reducing demand in some segments of our traditional media advertising inventories. Furthermore, the international consolidation of advertising agencies is disrupting the demand model as some of our clients now negotiate through these consolidated positions.

The continuous technological improvements to the Internet and the access to unlimited data, combined with higher download speeds, may continue to divert a portion of our Media segment business’ existing customer base from traditional media to digital media technology, which could adversely impact the demand for our services. The ability of our Media segment to succeed over the long-term depends on various factors, including our ability to attract advertisers and consumers to our online sites. In addition, even if successful, we can provide no assurance that we will be able to recover the costs associated with the implementation of these digital initiatives through incremental revenues, cash flows or profitability.

As the media market continues to change and fragment, we expect our readership, circulation and audience to reduce and our advertising revenues, our business, prospects, results of operations and financial condition could be materially adversely affected.

Finally, our revenues and operating results in these businesses depend on the relative strength of the economy in our principal markets, as well as the strength or weakness of local, regional and national economic factors. Since a significant portion of our advertising revenues is derived from retail, automotive and consumer packaged goods sector advertisers, weakness in these sectors and in the real estate industry has had, and may continue to have, an adverse impact on the revenues and results of operations of our Media segment.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The financial performance of our cable, Club illico and mobile services depends in large part on our ability to distribute, on our platforms, a wide range of appealing video programming and on our ability to produce and acquire original content.

In our telecommunications business, we obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass rate increases through to our customers could have a material adverse effect on our business, prospects, results of operations and financial condition.

Increased competition in the television industry from local and foreign deregulated OTT content providers with access to substantial financial resources may result in a competitive disadvantage from a content perspective and may have a material adverse effect on our business, prospects, revenues financial conditions and results of operations. Notably, on September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years, while not required to charge provincial (except in Alberta and Québec) and federal sales taxes or to contribute financially to the Canadian traditional television business model or Internet infrastructure. This arrangement may place us at a competitive disadvantage in the market and exert an upward pressure on content price.

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

We provide our cable and Internet Protocol (“IP”) television, Internet access, cable telephony and mobile telephony services through a primary headend and through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our networks until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

Our reputation may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We have generally enjoyed a good reputation among the public. Our ability to maintain our existing customer relationships and to attract new customers depends to a large extent on our reputation. While we have put in place certain mechanisms to mitigate the risk that our reputation may be tarnished, including good governance practices and a Code of Ethics, there can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices. The loss or tarnishing of our reputation could have a material adverse effect on our business, prospects, financial condition and results of operations.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

The ordinary course of our businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our systems, infrastructure, networks and processes, or those of our suppliers.

We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

Although we have implemented and regularly review and update processes and procedures to protect against signal interruption, unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our systems, infrastructure, networks and processes, we cannot assure that our systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. We are also at risk from increasingly sophisticated phishing attacks, Sim swaps, fraudulent ports and other types of frauds. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

The costs associated with a major cyber-attack could also include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues and customers from business interruption and litigation. Our contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the scope and limits of the insurance coverage we maintain.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

We may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our networks, digital programming, and Internet access services. We use encryption technology to protect our cable signals and OTT service from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our networks, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair our cable and mobile services as well as our fibre-optic connectivity business.

Our cable, mobile and fibre-optic connectivity business customers utilize our networks to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our networks and our customers, including deterioration of service, excessive call volume to call centers, and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our networks. Any significant loss of cable, mobile or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, results of operations and financial condition.

We are dependent upon our information technology systems and those of certain third-parties. The inability to maintain and enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories providing geopolitical risk. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operation without interruption, all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

Products and services supplied to us by third-party suppliers may contain latent security issues, including, but not limited to, software and hardware security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues could adversely impact our results of operations and financial condition.

We depend on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include set-top boxes, gateways, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a single or limited number of suppliers and therefore we face the risks of supply disruption, including due to geopolitical events, external events such as epidemics or pandemics, business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

We may be adversely affected by strikes, other labour protests and health risks affecting our employees.

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

Health threats to our employees resulting from epidemics and pandemics could adversely affect our business, assets, financial conditions, results of operations and reputation.

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

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes, gateways, modems,  mobile devices and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on our results of operations and financial condition.

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2019, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us and our subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2019, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $677.7 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and places us at a competitive disadvantage, which could have an adverse effect on our business, prospects, results of operations and financial condition.

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

The CRTC has launched a comprehensive review of the wireless market. The Canadian Government has requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. This review could result in the introduction of mandatory resale in the wireless marketplace and the emergence of MVNOs in the mobile telephony industry. This material increase in competition in our mobile telephony business could have a material adverse effect on our business, prospects, revenues, financial conditions and results of operations.

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

We are required to provide TPIA providers with access to our cable network, which may result in increased competition.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide TPIA providers with access to their networks at mandated cost-based rates. Numerous TPIA providers are interconnected to our cable network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. On August 15, 2019, the CRTC introduced a flat rate for wholesale Internet access independent of access speed and also ordered that new access and capacity rates be applied retroactively to March 31, 2016. Those new proposed rates are substantially lower than interim rates and could represent a retroactive reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. A coalition of cable companies (including Videotron) has filed appeals of this decision with the Federal Court of Appeal, the federal Cabinet and the CRTC itself. If the CRTC’s decision is ultimately upheld in its current form, it will significantly reduce Videotron’s wholesale Internet service revenues. In addition, it will significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could lead to a loss of subscribers, affect our ability to recover our costs of providing these services, reduce our incentives to invest in our networks and have a material adverse effect on our ability to successfully compete.

ISED may not renew Videotron’s mobile spectrum licenses on acceptable terms, or at all.

Videotron’s AWS-1 licenses were renewed in December 2018 for a 20-year term. A public consultation to determine the license fees to be paid during the renewal term has not yet been initiated.

Videotron’s other spectrum licenses, including in the AWS-3, 700MHz, 2500MHz and 600 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, we expect that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

In addition, the Canadian and provincial governments currently provide grants, incentives and tax credits to attract foreign producers and support domestic film and television production. Many of the major studios and other key customers of our Film Production & Audiovisual Services Business (as defined in this annual report), content producers for our broadcasting operations, as well as our production and distribution business, finance a portion of their production budgets through these grants, incentives and tax credits. There can be no assurance that these grants, incentives and tax credits will continue at their present levels or at all, and if they are reduced or discontinued, the level of activity in the motion picture and television industries may be reduced, as a result of which our results of operations and financial condition might be adversely affected.

The successful tax credit model of Québec and other provinces in Canada has been copied by other jurisdictions. Some producers may select locations other than Québec to take advantage of other tax credit programs. Other factors, such as director or star preference, may also have the effect of productions being shot in a location other than Québec and may therefore have a material adverse effect on our business, results of operations and financial condition.

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

We own, through one of our subsidiaries, certain properties located on a partially remediated former landfill. The operation and ownership of these properties carries an inherent risk of environmental and health and safety liabilities, including for personal injuries, property damage, release of hazardous materials, remediation and clean-up costs and other environmental damages. We may, from time to time, be involved in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on our business, financial condition and results of operations.

Finally, the effects of global climate change are increasing the severity and frequency of extreme weather-related events, and will likely result in increased operational and capital costs. Some of the more significant climate-related risks that were identified include increased operational costs to maintain network operations during extreme weather events, and increased capital costs as a result of damage to facilities and/or equipment.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2019, we had $5.93 billion of consolidated long-term debt (long-term debt plus bank indebtedness). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2019, we had more than $1.73 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 20 to our audited consolidated financial statements for the year ended December 31, 2019 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

In addition, a change of control would be an event of default under our credit facilities. Any future credit agreement or other agreements relating to our indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under any existing or future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

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

Although we have registered certain series of our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our Senior Notes by prospectus in Canada or other jurisdictions outside the United-States, and, accordingly, the Senior Notes remain subject to restrictions on resale and transfer in Canada and other jurisdictions outside the United-States. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

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

ITEM 4 — INFORMATION ON THE CORPORATION

A -                                    History and Development of Quebecor Media

Our legal and commercial name is Quebecor Media Inc. Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 380-1999. Our corporate website may be accessed through the URL http://www.quebecor.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Canadian-dollar denominated Senior Notes due 2023) is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)).

Since December 31, 2016 we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•                  We have continued to actively develop Videotron’s mobile network. As of December 31, 2019, Videotron’s mobile telephony services covered the Province of Québec (8.5 million people) and Eastern Ontario. During 2019, we activated 176,700 net new lines on our advanced mobile network at a pace of approximately 14,700 net new lines per month, bringing our total mobile customer base to 1,330,500 activated lines.

•                  On December 23, 2019, Videotron concluded an agreement to acquire Télédistribution Amos Inc. (“Cable Amos”), and its network in Abitibi-Temiscamingue. The acquisition is subject to the approval of ISED and to customary conditions.

•                  On December 13, 2019, Videotron announced that Samsung Electronics Co. Ltd. (“Samsung”) has been chosen as its partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area. In this phase, Videotron will accelerate construction of its new generation network with a target of gradual commissioning beginning in 2020.

•                  On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•                  On August 27, 2019, Videotron launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences.

•                  On July 15, 2019, we prepaid the balance of our term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

•                  On April 10, 2019, Videotron purchased ten blocks of low-frequency spectrum in the 600 MHz band during ISED’s latest commercial mobile spectrum auction. The licenses, which cover Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas, were acquired for $255.8 million.

•                  On April 1, 2019, TVA Group closed the acquisition of the companies in the Incendo Media Inc. group, a Montréal-based producer and distributor of television products for international markets for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. An amount of $0.6 million relating to certain post-closing adjustments was also received in the third quarter of 2019.

•                  On February 15, 2019, we amended our $300.0 million secured revolving credit facility to extend the maturity to July 2022. Some of the terms and conditions related to this credit facility were also amended.

•                  On February 13, 2019, TVA Group closed the acquisition of the companies in the Serdy Média inc. group, which owns and operates the Évasion and Zeste specialty channels, along with the companies in the Serdy Video Inc. group, for a total consideration of $23.5 million, net of acquired cash of $0.5 million. Post-closing adjustments of $1.6 million were also paid in the third quarter of 2019. The transaction was announced on May 1, 2018 and received CRTC approval on January 14, 2019.

•                  On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows.

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

•                  On November 26, 2018, Videotron increased its secured revolving credit facility from $965.0 million to $1.5 billion and extended its maturity to July 2023. Some of the terms and conditions related to this credit facility were also amended.

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

•                  On July 24, 2017, Videotron sold its seven 2500 MHz and 700 MHz wireless spectrum licenses outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. The sale included three 700 MHz licenses covering southern Ontario and the entirety of the provinces of Alberta and British Columbia, and four 2500 MHz licenses covering the major urban centres in those provinces, namely Toronto, Edmonton, Calgary and Vancouver.

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

•                  On June 20, 2017, Videotron sold its AWS-1 spectrum license in the Metropolitan Toronto area to Rogers Communication Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013.

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

•                  On January 10, 2017, TVA Sports became the exclusive French-language broadcaster of the Montréal Impact, as well as an official broadcaster of the Major League Soccer (“MLS”) for the next five years. In 2018, the agreement was extended by one additional year until 2022.

B -                                    Business Overview

Overview

We are one of Canada’s leading telecommunications and media companies, with activities in mobile and cable telephony services, Internet access, cable television, OTT video services, business telecommunication solutions, broadcasting, soundstage and equipment rental, audiovisual content production and distribution, newspaper publishing and distribution, specialized websites, book and magazine publishing and distribution, rental and distribution of video games and game consoles, music production and distribution, out-of-home advertising, operation and management of a world-class entertainment venue, ownership and management of Québec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through our Videotron subsidiary, we are a leading mobile and cable communications service provider. We also hold leading positions through our Media segment and our Sports & Entertainment segment in the creation, promotion and distribution of entertainment and news, and in related Internet services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of properties and to leverage the value of our content across multiple distribution platforms.

Our subsidiaries operate in the following business segments: Telecommunications, Media and Sports & Entertainment.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. In the mobile telephony segment, we estimate that the Videotron brand currently holds the second largest market share in the geographic areas it serves while it captured the largest market share in terms of gross subscriber additions in 2019. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including the Le SuperClub Vidéotron stores, our Videotron-branded stores and kiosks, as well as our Videotron authorized dealers, assists us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis. We operate Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market based on the average readership estimates survey published by the Vividata Study. Through our TVA Group subsidiary, we are the largest private sector broadcaster of French-language entertainment, news and public affairs programs in North America in terms of market share and the leading French-language magazine publisher in the Province of Québec.

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

Differentiated Bundled Services and New Products

Through our technologically advanced cable and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services, products and content, including digital television, cable Internet access, VOD, Club illico and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data, in a portion of our territory, at a speed higher than currently offered by standard DSL technology. We also offer one of the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these three illico platforms.

On September 13, 2018, Videotron launched Fizz, a new mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, a fully digital experience and user autonomy. It has been developed to respond to the technological needs and behaviours of Generation Z and millennials and to expand our market share in this business segment. Fizz offers its customers an online community that provides a completely new, 100% digital experience focused on simplicity, autonomy and sharing, thus enhancing the traditional mobile carrier and Internet services.

On August 27, 2019, Videotron unveiled Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration of content from, certain third-party Internet applications, such as Netflix, Amazon Prime Video and YouTube. Videotron has also launched two new mobile applications for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and, coming soon, control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere. Cloud DVR technology is offered in substantially all of our markets. Cloud DVR technology allows video customers to record programming via their set-top boxes using cloud-based servers and view those recordings on mobile devices via the Helix app.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services, such as digital television, VOD, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will continue to be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 80% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico and the illico 4K UHD set-top box, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, technology, telecommunications, media, sports and entertainment. Under the leadership of our senior management team, we have, among other things, improved penetration of our subscription-based OTT entertainment service and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network and upgrade to the LTE technology.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the convergence and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

•                  Build on our position as a telecommunications leader with our mobile telephony network. We provide an offering of advanced mobile telecommunications services to consumers and small-, medium- and large-sized businesses that are based on effective, reliable technology, diverse and relevant content and unambiguous business policies. Our LTE network is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information.

•                  Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French-language programming broadcaster in North America, a leading producer of French-language programming, the leading French-language newspaper publisher in the Province of Québec for daily paid newspapers and a leading French-language digital news and information network in the Province of Québec. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and television channels to our other media platforms, the sharing of editorial content between our various businesses composing our Media segment, the acquisition and subsequent sharing of content between our various businesses, the development of a strong live event-oriented segment through our Sports and Entertainment segment, including the Videotron Centre, our two QMJHL hockey franchises, the broadcast of hockey games on our TVA Sports channels following an agreement with Rogers and the National Hockey League (“NHL”) whereby TVA Sports became the NHL’s official French-language broadcaster in Canada, the broadcast of soccer games on our TVA Sports channels following our agreement with The Montréal Impact and MLS whereby TVA Sports became the exclusive broadcaster of Montréal Impact games in French, and the integration of advertising assets with the creation of our sales services through Quebecor Media Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•                  Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (including the recently launched Fizz and Helix) and by the continuing penetration of products and services such as cable Internet access, mobile telephony and OTT video services, as well as HD and UHD television, VOD, and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of these products and services will result in increased ABPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

•                  Cross-promote brands, programs and other content. The geographic overlap of our telecommunications, broadcasting, newspaper and magazine publishing, points of sale, and Internet platforms enables us to cost effectively promote and co-brand media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

•                  Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 80% of the Province of Québec’s estimated 3.7 million premises. Geographic clusters facilitate bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty.

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

•                  Manage investments through success-driven capital spending, technology improvements and operational leverage. In our Telecommunications segment, we support the growth in our customer base and bandwidth requirements through strategic success driven modernizations of our network and increases in network capacity. In addition, we continuously seek to optimize expenses through technology improvements and operational leverage.

•                  Diversification of Revenues. In our Media segment, we believe that diversifying our revenue streams, which are heavily dependent on the advertising carried by our conventional television network, is critical to future growth and profitability and we will thus continue to explore investments in businesses that are expected to diversify our revenue streams as a growth strategy.

Telecommunications

Through Videotron, we are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 80% of the Province of Québec’s estimated 3.7 million premises. The deployment of our LTE-A and 5G wireless networks and our enhanced offering of mobile communication services for residential and business customers will allow us to further consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader. Our products and services are supported by the latest coaxial, fibre-optic and wireless technologies. Through roaming agreements with hundreds of domestic and international network operators, our customers benefit from extensive coverage in Canada and throughout the world.

Videotron Business is a premier full-service telecommunications provider servicing small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunications segment. Products and services include cable television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, audio and video transmission. It also includes Fibrenoire, a company that provides fibre-optic connectivity services. This enables Videotron Business to meet the growing demand from business customers for fibre-optic connectivity.

We own a 100% voting and 100% equity interest in Videotron.

We are also engaged in retail activities and rental of the suite of Videotron products and services through our Videotron-branded stores and kiosks, our authorized dealership network and our Le SuperClub Videotron subsidiary.

Products and Services

Videotron currently offers to its customers cable services, mobile telephony services, OTT video services and business telecommunications services.

Cable Services

Our coaxial and fibre-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. On August 27, 2019, Videotron launched Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration content from, certain third-party Internet applications and, coming soon, support for home automation, all tailored to individual customer needs and preferences.

•                  Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 400 Mbps to more than 99% of our homes passed. As of December 31, 2019, we had 1,727,300 cable Internet access customers, representing 58.6% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 51% as of December 31, 2019.

•                  Cable Television. We currently have installed headend equipment connected to a unified fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital gateway in the customer’s home and premises. In accordance with CRTC regulations, we offer a basic package including 23 basic television channels, access to VOD and an interactive programming guide.. Furthermore, all of our custom packages include the basic package, 52 audio channels providing digital-quality music, 37 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of 390 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2019, we had 1,531,800 customers for our digital television service, representing 51.9% of our total homes passed.

•                  Cable Telephony. We offer cable telephony service to our residential customers using VoIP technology. As of December 31, 2019, we had 1,027,300 subscribers to our cable telephony service, representing a penetration rate of 34.8% of our homes passed.

•                  Video-On-Demand. VOD service enables our customers to rent content from a library of movies, documentaries and other programming through their digital gateway, computer, tablet or mobile phone. Our customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television or mobile app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico and Helix catalog as well as third party catalogs such as Netflix (provided customers have a subscription with such service), including VOD titles, live television broadcasts or recorded shows, and allow customers to transfer it directly and seamlessly from their mobile devices to their television.

•                  Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events, such as sports events, and comedy shows based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that allows our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

•                  Helix. On August 27, 2019, Videotron launched its new IPTV service, Helix - a new technology platform based on the Comcast Xfinity X1 platform. Helix is built around voice-controlled assistant technology. Helix offers a smarter and more powerful Wi-Fi coverage, an enhanced TV experience through IP technology, seamless integration of Web content platforms and, coming soon, home automation services. Videotron has also launched two new mobile apps for their Helix customers: (i) Helix, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere; and (ii) Helix Fi, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet usage by quickly and easily managing a device connection on the household network. In addition, the Helix Fi app will soon give customers the control of their household smart devices.

Mobile Services

In the context of the spectrum auction that ended on July 21, 2008, Videotron acquired 17 AWS-1 spectrum licenses covering the province of Québec, Eastern Ontario and the Greater Toronto Area. The AWS-1 spectrum licenses in the Greater Toronto Area were subsequently sold to Rogers in 2017.

On September 9, 2010, Videotron launched its High Speed Packet Access (“HSPA”) mobile communication network (3G) which was upgraded to HSPA+ (4G), on June 30, 2011.

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

In April 2014, Videotron added Apple’s mobile devices, including the iPhone, to its extensive line-up of mobile handsets, thus enabling Videotron to reach a significantly untapped segment of its addressable market, in particular the young mobile users. Subsequently, Videotron launched applications for the iOS operating system.

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

In the 700 MHz auction held in 2014, Videotron acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia (the spectrum licenses outside Québec were subsequently sold to Shaw in 2017). The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. The 700 MHz band enhances Videotron’s ability to maintain a leading edge and a high performance wireless network in the Province of Québec.

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

On May 12, 2015, after the closing of ISED’s auction for 2500 MHz commercial mobile spectrum, Videotron was declared the successful bidder for 18 licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver (the 2500 MHz spectrum licenses outside Québec were subsequently sold to Shaw in 2017).

Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

On June 20, 2017, pursuant to the Rogers LTE Agreement, Videotron exercised its option to sell its AWS-1 spectrum license in the Greater Toronto Area to Rogers for $184.2 million.

On July 24, 2017, Videotron sold seven 2500 MHz and 700 MHz wireless spectrum licenses outside Québec to Shaw for a cash consideration of $430.0 million, which licenses had been awarded to Videotron in the 2014 and 2015 ISED auction for the 700 MHz and the 2500 MHz wireless spectrum licenses, respectively.

Videotron kept its wireless spectrum licenses (Band 4 — AWS-1, Band 66 — AWS3, Band 7 — 2500MHz and Band 13 — 700MHz) for the Province of Québec and Eastern Ontario.

In the ISED auction for commercial mobile spectrum held on April 10, 2019, Videotron purchased ten blocks of low-frequency spectrum in the 600 MHz band covering Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas. The 600 MHz band is the first of the three bands suitable for fifth-generation (5G) networks to be put up for auction in Canada. With the acquisition of these licenses, Videotron is better positioned for the upcoming deployment of 5G wireless services. The licenses purchased by Videotron increase its low-frequency portfolio by 300% in most parts of Québec. Low-frequency bands have a longer range and an increased capacity to penetrate buildings in urban areas. Videotron now has a total of 130 MHz of mobile spectrum in most regions of Québec and 90 MHz in the Ottawa area, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz and 2500 MHz bands.

As of December 31, 2019, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2019, there were 1,330,500 lines activated on our wireless network, representing a year-over-year increase of 176,700 lines (15.3%).

Club illico

Our subscription based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts). In its efforts to offer original content to its customers, Club illico funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 500 million viewings since its launch in 2013, making it an uncontested leader in the Québec on-demand video entertainment landscape. On November 15, 2017, Videotron launched the Club illico mobile application. As of December 31, 2019, 187,400 customers had downloaded this application.

On December 31, 2019, the Club illico service had 459,300 subscribers.

Business Telecommunications Services

Videotron Business is a premier telecommunications service provider, offering reliable and state-of-the-art mobile telephony, Internet access, telephony solutions, data and cable television solutions to all business segments: small and medium-sized companies, large corporations and other telecommunications carriers.

Videotron also offers fibre-optic connectivity services through its wholly owned subsidiary Fibrenoire.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands of customers)
Revenue-generating units (RGUs)	6,076.2	5,990.3	5,881.1	5,765.4	5,647.5
Mobile Telephony
Mobile telephony lines	1,330.5	1,153.8	1,024.0	893.9	768.6
Cable Internet
Cable Internet customers	1,727.3	1,704.5	1,666.5	1,612.8	1,568.2
Penetration(1)	58.6%	58.6%	58.0%	56.8%	55.9%
Cable Television
Basic customers(2)	1,531.8	1,597.3	1,640.5	1,690.9	1,736.9
Penetration(1)	51.9%	54.9%	57.1%	59.6%	61.9%
Digital customers(3)	1,531.8	1,597.3	1,640.5	1,587.1	1,570.6
Penetration(4)	100%	100%	100.0%	93.9%	90.4%
Cable Telephony
Cable telephony lines	1,027.3	1,113.9	1,188.5	1,253.1	1,316.3
Penetration(1)	34.8%	38.3%	41.4%	44.1%	46.9%
Club illico
Over-the-top video customers	459.3	420.8	361.6	314.7	257.5
Homes passed(5)	2,950.1	2,907.9	2,873.7	2,839.3	2,806.0

(1)         Represents customers (or telephony lines) as a percentage of total homes passed.

(2)         Basic customers are customers who receive basic cable service in either the analog or digital mode and IPTV services.

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

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet access and mobile and cable telephony services, as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2019, the average monthly invoice on recurring subscription fees per residential customer was $116.54 (representing a 3.3% year-over-year decrease) and approximately 72% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for equipment, such as gateways or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable Services

As of December 31, 2019, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.9 million homes and serving approximately 2.4 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 80% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable television network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes, gateways and modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our network. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We build our network by implementing cells of 125 homes. As a result of the modernization of our network, our network design now provides for average cells of 163 homes throughout our footprint. To allow for this configuration, over the years, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells.

Starting in 2008, and on-going until year end 2019, an extensive network modernization effort took place in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This modernization implied an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extended the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative resulted in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (there is much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services.

Videotron currently uses the latest CableLabs DOCSIS 3.1 standard on its network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which Videotron is a member. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz. DOCSIS 4.0 specifications have been made available and this technology will potentially deliver speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads.

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

Fibre-optic technology has been used extensively in our network as part of our HFC architecture. We currently deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Based on an already fibre-deep network, the growing demand for transmission speed and capacity, and the rapid price erosion of fibre optic-based distribution technology, we have introduced a Fibre to the home (“FTTH”) solution for our residential customers.

Our FTTH solution uses the Passive Optical Network (“PON”) fibre-optic telecommunications technology for delivering high speed/high capacity broadband access to our customers. Its architecture is based on a point-to-multipoint topology, in which a single optical fibre serves multiple endpoints by using unpowered (passive) fibre-optic splitters to divide the fibre bandwidth among multiple terminals. More precisely, we use the IEEE Ethernet PON (“EPON”) version with capabilities evolving from 10Gbps to many tens of Gbps.

EPON takes also advantage of DOCSIS Provisioning of Ethernet Passive Optical Network, or DPoE. DPoE is a set of Cable Television Laboratory specifications that implement the DOCSIS Operations Administration Maintenance and Provisioning functionality on existing EPON equipment. It makes the EPON look and act like a DOCSIS platform, facilitating the migration of existing services.

Our FTTH deployment will be progressive. Expansion (greenfield) deployment for new constructions will be mostly FTTH while existing areas will be migrated based on capacity requirements.

Mobile Services

As of December 31, 2019, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching — or MPLS — protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage and increasing download speeds. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between Videotron customers, enabling users to experience HD sound quality on the LTE network.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A and heterogeneous networks are being deployed. Videotron is exploring 4.5G and 5G services. In doing so, Videotron has created a partnership with an equipment manufacturer, engineering universities and the Société du Quartier de l’innovation de Montréal. Together with its partners, Videotron has established the first Open-Air Smart Living Laboratory in Canada. This laboratory, in collaboration with start-ups and established enterprises, tests the many facets of innovations associated with the emerging industry revolving around fifth-generation (5G) telecommunications.

On December 13, 2019, following an exhaustive request for proposal process, Videotron selected Samsung as its LTE-A and 5G network equipment provider. This deal will allow Videotron’s subscribers to experience the latest LTE-A and 5G network services by late 2020.

During 2019, Videotron maintained its HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area. Our HSPA+ customers continue to migrate to our advanced LTE network.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view their cable and IP connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

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

•                  deploy strong retention strategies aiming to maintain our existing customer base and to maintain our ABPU;

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

•                  leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers; and

•                  develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviours.

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

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•                  Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video, Disney+ and Apple TV+, Blu-ray players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. Club illico, our subscription based OTT platform offering a rich and varied selection of unlimited on-demand content, allows us to reduce the effect of competition from alternative delivery sources, as well as to reduce churn, and is a market differentiating factor for customers seeking additional content and home entertainment.

•                  DSL. The deployment of DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decrease with the distance between the DSL modem and the line card.

•                  FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is typically provided by the DSL technology. FTTH brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself.

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

•                  VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). ILECs have already replaced many of their main feeds with fibre-optic cable and are positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

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

•                  Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile services in our market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard. These incumbents are currently upgrading their networks with a view to launch 5G mobile services.

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

•                  Third Party Internet Service Providers (“ISPs”). In the Internet access business, cable operators compete against third party ISPs offering residential and commercial Internet access, as well as VoIP and video distribution services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

Retail Sector

Our retail network is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony. Through Le SuperClub Vidéotron, we are a franchisor of video and video game rental stores in the Province of Québec. We had a total of 24 retail locations as of December 31, 2019, with 22 of these retail locations also offering our suite of telecommunication services and products.

Media

Our Media segment is dedicated to entertainment and news media which includes the operations of TVA Group, MediaQMI, Quebecor Media Out-of-Home, Quebecor Media Network, Quebecor Media Printing and NumériQ. Our Media segment has activities in broadcasting, film production and audiovisual services, production and distribution of television content, magazine publishing, newspaper publishing and other media related operations.

Quebecor Media owns 68.37% of the equity interest and controls 99.97% of the voting power in TVA Group. Quebecor Media also owns 100% of the voting and equity interests of MediaQMI, Quebecor Media Network, Quebecor Media Printing and NumériQ.

Products and Services

Broadcasting

Through TVA Group, we operate the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, addikTV, Prise 2, YOOPA, CASA and MOI ET CIE, and operates two additional specialty channels since acquiring the ultimate effective control of Évasion and Zeste on February 13, 2019. Each of those specialty channels operates a website, including www.tvanouvelles.ca and www.tvasports.ca which are the two most visited websites of TVA Group. TVA Group also holds interests in two TVA Network affiliates. In addition to linear television, the TVA Network and some specialty channels broadcast on-demand and streaming content through their multiplatform applications. Through various subsidiaries and divisions, TVA Group also provides commercial production services.

According to data published by Numeris (which is based on a measurement methodology using audiometry), we had a 38.4% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2019 through December 31, 2019, compared to 37.7 % for the same period from the previous year.

For the period from January 1, 2019 through December 31, 2019, according to Numeris data, the TVA Network remained in the lead with a 23.7% market share, more than the combined market share of its two main over-the-air competitors. TV Programs such as LaVoix with an audience of nearly 2.0 million viewers, as well as many original productions that surpassed the one-million-viewer mark, including the new series Alerte Amber, which stood out with an average audience of over 1.5 million viewers, played a major role in TVA Network’s success. The TVA Network is included in the basic channel line-up of most broadcasting distribution undertakings (“BDUs”) across Canada, thus enabling it to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

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

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2019:

Network	Share of Province of Québec Television

French-language conventional broadcasters:
TVA Network	23.7%
Société Radio-Canada	12.6%
V	5.5%
TOTAL	41.8%

French-language specialty and pay services:
TVA Group’s French-language specialty TV	14.7%
Bell Media	14.4%
Corus	7.1%
Société Radio-Canada	5.0%
Others	5.0%
TOTAL	46.2%

Total English-language channels and others:	12.0%

TVA Group Total Share	38.4%

Source: Numeris — French Québec, January 1 to December 31, 2019, Mon-Sun, 2:00 — 2:00, All 2+

TVA Network

TVA Network is our French-language network consisting of ten stations, of which six are owned and four are affiliated stations. TVA Network is available to a significant portion of the French speaking population in Canada.

Our owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski, Matane, Sept-Iles and CJPM-TV in Saguenay/Lac-St-Jean. Our four affiliated stations are CFEM-TV in Rouyn, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. We own a 45% interest of the latter two. A substantial portion of TVA Network’s broadcast schedule is originated from our main station in Montréal. Our signal is transmitted from transmission and retransmission sites authorized by ISED and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and wireless MMDS.

In 2016, we launched the revamped www.tva.ca website and the TVA mobile app, which give users free access to TVA Network programs and certain content from the speciality channels in high definition, live or on demand. The website and app also offer a number of other functionalities, including the possibility to catch up on shows from the previous seven days, watch exclusive original content, pause and resume play on a different screen and receive customized suggestions.

Television Specialty Broadcasting

Through various subsidiaries, we control the following nine specialty services: LCN, a French-language all news service, TVA Sports, a French-language specialty television service devoted to sports, addikTV, a French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI ET CIE, a French-language specialty television service featuring poignant docu-reality and dramatic series, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at kids, preschoolers and their families, Évasion, a French-language travel and tourism service and Zeste, a French-language service which brings together daily cooking and recipes, culinary competitions, epicurean adventures around the world and gastronomic discoveries. Each of our specialty channels has its own dedicated website and TVA Sports and TVA Nouvelles have their own mobile app. In 2019, we launched the TVA Sports Direct platform which gives users access to content in high definition from TVA Sports, live or on demand, by paying a subscription fee.

On November 26, 2013, Quebecor announced an agreement with Rogers and the NHL whereby TVA Sports became the NHL’s official French-language broadcaster in Canada. The 12-year agreement began with the 2014-15 season. Among other things, TVA Sports obtained broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, as well as broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events, including the All-Star Game and the draft.

On January 10, 2017, TVA Sports became the exclusive broadcaster of the Montréal Impact games in French, as well as an official broadcaster of MLS for the next five years. In 2018, the agreement with MLS was extended by one additional year until 2022.

TVA Sports thus broadcasts all Montréal Impact regular season and playoff games. As an official broadcaster of MLS, the sports channel also presents the MLS All-Star Game, along with the MLS Cup Playoffs and the MLS Cup final.

On May 3, 2018, TVA Sports became the official French-language broadcaster of the 2020 UEFA European Football Championship (Euro 2020) in Canada. The agreement allows TVA Sports to broadcast all 51 games of the prestigious international soccer tournament, in which Europe’s best national men’s teams will compete.

Discretionary Services	Language	Voting Interest
• addikTV	French	100.0%
• CASA	French	100.0%
• Évasion	French	100.0%[1]
• LCN — Le Canal Nouvelles	French	100.0%
• MOI ET CIE	French	100.0%

Discretionary Services	Language	Voting Interest
• Prise 2	French	100.0%
• TVA Sports	French	100.0%
• YOOPA	French	100.0%
• Zeste	French	100.0%[1]

1 Since February 13, 2019

On January 17, 2018, the CRTC set out its decision on an application for final offer arbitration by Quebecor regarding the distribution of the mainstream sports service TVA Sports by the broadcasting distribution undertakings operated by BCE Inc. (“Bell”) in the Province of Québec. The CRTC selected Bell’s offer, which provides for wholesale tariffs per subscriber below Quebecor’s expectation, for the period between September 1, 2016 to August 31, 2018. Quebecor subsequently filed an application for leave to appeal this decision to the Federal Court of Appeal which was denied on April 12, 2018.

Advertising Sales and Revenues

We derive a majority of our revenues from the sale of integrated and diversified advertising services. For the twelve-month period ended December 31, 2019, TVA Network and the speciality channels derived approximately 57.7% of their revenues from advertising.

Programming

We produce a variety of French-language programming, including a broad selection of entertainment, sports, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiaries, TVA Productions Inc. and TVA Productions II Inc. (collectively, “TVA Productions”). Through TVA Productions, we produced approximately 1,109 hours of original programming in 2019, consisting primarily of variety and magazine-style shows, galas and quiz shows.

Furthermore, TVA Sports produced approximatively 3,458 hours of original programming in 2019. The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Film Production & Audiovisual Services Business Operations

The film production and audiovisual services business of TVA Group includes soundstage, mobile and equipment rental services, postproduction services, expertise in visual effects services, dubbing services, asset management and distribution services and proprietary online transaction and distribution platforms for VOD and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Our film production and audiovisual services business’ software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

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

This sector’s main sources of revenue are film soundstage, mobile and equipment rental and postproduction services. In 2019, soundstage, mobile and equipment rental services account for 50% of the sector’s total revenues, 52% of which come from international clients. Postproduction services account for 20% of the sector’s total revenues and mainly serve local clients.

Although cyclical, particularly for film soundstage, mobile and equipment rental, the level of activity for this sector remains dependent on demand for production services from international and local producers.

Production & Distribution Business Operations

At the beginning of the second quarter of 2019, TVA Group reorganized its business segments to better reflect changes in its operations and management structure following the acquisition of the companies in the Incendo Media Inc. group on April 1, 2019. Accordingly, the new Production  & Distribution segment was created.

The production and distribution services business of TVA Group produces and distributes television shows, movies and television series for the world market, especially in English-language markets. This business produces mainly thrillers. Activities related to the distribution of films produced by the business accounted for 78% of the sector’s total revenues, 88% of which come from international distribution.

The level of activity for this sector is cyclical in nature and dependent on demand for content from global broadcasters and the related delivery schedules.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) and Les Publications Charron & Cie inc., wholly-owned subsidiaries of TVA Group, publish more than 50 French and English-language titles in various fields including show business, television, fashion and beauty, food, travel and lifestyle. They also market digital products associated with the different magazine brands. According to the Vividata Study, with more than 3.6 million readers across all platforms for its French-language titles, TVA Group is the top publisher of French-language magazines in Québec and a leader in the Canadian magazine publishing industry with 8.7 million cross-platform readers. Our objective is to leverage our magazines, focus on culture, lifestyle and entertainment across our television and Internet programming.

TVA Group’s Magazines segment also operates websites in order to broadcast daily on different digital platforms content related to the editorial line of its corresponding trademarks.

In 2016, TVA Group released the Molto app, a new digital newsstand that gives users unlimited access to the full content of all its magazines on their tablets and smartphones for monthly subscription fees.

TVA Group also holds an effective 50% share in Publications Senior Inc., publisher of Bel Âge and Good Times magazines, in partnership with Bayard Group.

Newspaper Publishing

Newspaper Operations

We operate our newspaper business, namely Le Journal de Montréal, Le Journal de Québec and the 24 Heures Montréal, through MediaQMI. Our daily newspapers disseminate information in traditional printed ways and through daily urban newspaper web sites, namely www.journaldemontreal.com and www.journaldequebec.com, and through the fully customizable J5 mobile app.

Le Journal de Montréal and Le Journal de Québec are tabloids. They are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections.

Le Journal de Montréal and Le Journal de Québec, already present on all platforms, also offer their readers the J5 mobile app, a fully customizable reading experience which is supported on iOS and Android. Through J5, users can select the news they want to receive daily, based on their interests.

According to corporate figures, the aggregate circulation of our Media segment’s paid and free newspapers as of December 31, 2019 was approximately 2.3 million copies per week in print and electronic formats.

Le Journal de Montréal is published seven days a week and is distributed by Quebecor Media Network. The main competitors of Le Journal de Montréal are La Presse+ and The Montreal Gazette. Le Journal de Montréal’s website is accessible at www.journaldemontreal.com.

Le Journal de Québec is published seven days a week and is distributed by Quebecor Media Network. The main competitor of Le Journal de Québec is Le Soleil. Le Journal de Québec’s website is accessible at www.journaldequebec.com.

The following table lists the respective average readership in 2019 for Le Journal de Montréal and Le Journal de Québec as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the Vividata Study:

	2019 AVERAGE READERSHIP			MARKET POSITION
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI	BY READERSHIP (1)
Le Journal de Montréal	1,695,000	1,393,000	1,275,000	1st
Le Journal de Québec	810,000	700,000	596,000	1st
Total Average Readership	2,505,000	2,093,000	1,871,000

(1) Based on the Vividata Study.

The following table lists the respective average daily paid circulation in 2019 for Le Journal de Montréal and Le Journal de Québec:

	2019 AVERAGE PAID CIRCULATION
	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	178,900	160,900	160,400
Le Journal de Québec	88,300	83,800	81,100
Total Average Paid Circulation	267,200	244,700	241,500

Source: Internal Statistics

We publish one free daily commuter publication in the Montréal urban market: the 24 Heures Montréal. The editorial content of this free daily commuter publication focuses on the greater metropolitan area of Montréal.

The average weekday circulation of the 24 Heures Montréal for 2019 is 116,200.

Competition

The newspaper industry is seeing secular changes, including the growing availability of free access to media, shifting readership habits, digital transferability, the advent of real-time information and secular changes in the advertising market, all of which affect the nature of competition in the newspaper industry. Competition increasingly comes not only from other newspapers (including other national, metropolitan (both paid and free) and suburban newspapers), magazines, television and radio broadcasting, direct marketing and solo and shared mail programs, but also from digital media platforms.

Advertising, Circulation and Digital Revenues

Advertising revenue is the largest source of revenue for our newspaper operations, representing 54.3% of our newspaper operations’ total revenues in 2019. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media.

The principal categories of advertising revenues in our newspaper operations are retail and national advertising. Most of our retail advertisers are car dealers, department stores, electronics stores and furniture stores.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 33.9% of total revenues of our newspaper operations in 2019.

Digital revenues represented 8.5% of total revenues for our newspaper operations in 2019. Digital revenues are generated from advertising on our websites and digital subscriptions to the e-editions of our newspapers. Revenues from digital products represent a potential growth opportunity for our newspaper operations.

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

Distribution of periodicals in Québec

Through Messageries Dynamiques, a division of Quebecor Media Network, we deliver magazines and newspapers to dealers through a network that serves nearly 11,800 points of sale. Our home delivery service brings many Québec and Canadian dailies, including Le Journal de Montréal and Le Journal de Québec, to more than 190,000 homes every day.

Out-of-Home Advertising

We are involved in out-of-home advertising through the installation, maintenance and management of out-of-home advertisement, including on transit and bus shelters. In relation thereto, we entered into a 10-year agreement with Société de transport de Lévis, a 20-year agreement with Société de transport de Laval, a 20-year agreement with Société de transport de Montréal (STM), a 10-year agreement with Société de transport de Sherbrooke (STS), and a 10-year agreement with Réseau de transport de Longueuil (RTL).

Production of Digital Content

In 2018, we created NumériQ, an entity that brings together the digital content and strategy  production assets harnessed to create digital platforms and content for our various platforms.

NumériQ also operates a number of other digital brands, including Le Guide de l’auto, Le sac de chips, Pèse sur Start, Silo 57 and Tabloïd. Moreover, QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts, was launched by NumériQ in October 2018.

NumériQ develops and operates the apps and websites of our Media segment. Quebecor’s apps and websites reach 7.6 million unique visitors per month in Canada (source: ComScore Canada, November 2019).

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

AEG Presents and AEG Facilities, divisions of AEG Worldwide, support the Sports and Entertainment segment in booking events and operating the Videotron Centre through an 8-year strategic partnership entered into in 2015. We have also entered into strategic partnerships for the operation of the Videotron Centre with Live Nation Entertainment, involving two of its principal divisions, namely Live Nation Canada, the global market leader in concert production and promotion, and Ticketmaster, its ticketing service operating in the Province of Québec under the name “Admission”. Finally, we have entered into strategic partnerships with Levy Restaurants, with an emphasis on building a world class culinary experience in the Videotron Centre through a local food and beverage program, Labatt Breweries of Canada as the Videotron Centre’s official beer supplier and Alex Coulombe ltée (the local Pepsi Co distributor) as the Videotron Centre’s official supplier of soft drinks, sparkling water and isotonic sports drinks.

On September 12, 2019, the Videotron Centre completed its fourth full year of operation. During its fourth year of operation, the Videotron Centre hosted 97 sporting events and concerts and a total of approximatively 726,000 people attended these events.

QMJHL Hockey Teams

We own two QMJHL franchises, namely the Armada de Blainville-Boisbriand (70%) and Les Remparts de Québec (100%).

Event Production and Management and live-event production

Through our wholly-owned Event Management Gestev Inc. (“Gestev”), a sports and cultural events manager, site manager and producer with activities in the Province of Québec, Ottawa, Toronto and Edmonton, we produce or have produced numerous high-profile events such as the Red Bull Crashed Ice (urban extreme ice skating race), Vélirium (International Mountain Bike Festival and UCI World Cup), the Transat Québec Saint-Malo (transatlantic sailing race), Ski Tour (FIS Cross-Country World Cup), the Jamboree (including the FIS Snowboard and Freestyle Skiing World Cups), PBR Major event (Professional Bull Rider event), FIVB Beach Volley World Finals and the Marathon de Québec (a 3-day running event). We also produce, on an annual basis, approximately 200 corporate, private and public events. We also manage the site of the Baie de Beauport, a beach in Québec city.

In 2017, Gestev acquired the Montréal-based Experiential Marketing Agency Wasabi atelier experientiel Inc., which adds to Gestev’s strong reach in experiential marketing and activation agency in Montréal and Québec City.

Book Distribution and Publishing

We are also involved in book publishing and distribution through academic publisher CEC Publishing, 18 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2019, we published or reissued a total of 421 titles in paper format and 255 titles in digital format.

As of December 31, 2019, through Messageries ADP, our book distribution company, we were the exclusive distributor of more than 260 Québec and European French-language publishers. We distribute French-language books to approximately 2,900 retail outlets in Canada. In addition, Messageries ADP distributes approximately 9,500 digital books.

Music

Through certain divisions and subsidiaries of Select Music, we distribute CDs, DVDs, Blu-ray discs, online music by way of file transfer and we offer services in the following areas: music recording, video production and creative licensing, including music for films, advertising and television shows.

Select Music is one of the largest independent music distributors in Canada with a 37% market share in the Province of Québec and a 67% market share for French content in the Province of Québec. Select Music has a catalogue of over 19,000 different CDs, LPs or other audio formats and over 3,100 DVDs or other video formats, a large number of which are from French-speaking artists. In addition, it is a digital aggregator of downloadable and streamable products with a selection of approximately 65,000 songs available through 45 platforms worldwide.

Through our Musicor label, we also produce records, videos and shows, and offer artist management services.

Competition

The Videotron Centre is in competition with the Bell Centre (Montréal), Place Bell (Laval), Canadian Tire Center (Ottawa) as well as other arenas located within a radius of 700 kilometers (Boston, Kingston, Moncton). These arenas compete to get the few tour dates available according to the tour schedules of the artists. Over a two-week period during summer, the Festival d’été de Québec (“FEQ”) is another important competitor since it offers quality shows at competitive prices, and some of the artists not performing at the FEQ do not want to perform at the Videotron Center during the programming of the FEQ.

The junior hockey team Les Remparts de Québec does not have any direct competitors in the hockey entertainment sector in the Québec City region; on the other hand, the Armada de Blainville-Boisbriand hockey team has competitors as it operates less than 15 kilometers away from the American Hockey League franchise, the Laval Rockets.

Gestev, which manages sports and cultural events, is a leading player in the Québec City region, but it operates in a highly fragmented market with many competitors.

In the subsegment of French-language book publishing, the Corporation’s competitors are located in Québec. In certain specific areas, the Corporation is in direct competition with certain large French publishers.

The music industry is mainly controlled by three major players (Universal Music, Warner Music and Sony Music) who hold 81% of the Canadian market share and who combine production and distribution activities. However, the music market is unique in Québec since its population is mostly French-speaking and, therefore, has its own popular local artists.

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

Insurance

Quebecor Media is exposed to a variety of operational risks in the normal course of business. A portion of the risk associated with assets and responsibilities is transferred to third parties by way of insurance agreements, and other risks are mitigated through contractual agreements with clients and suppliers. Quebecor Media believes that it has a combination of third-party insurance and self-insurance sufficient to provide adequate protection against unexpected losses, while minimizing costs.

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

Our past and current properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. As part of our film production and audiovisual services business, we own certain studios and vacant lots, some of which are located on a former landfill, which produces landfill gas. Where applicable, the landfill gas is managed in accordance with provincial regulations.

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

We are currently working on preventive measures regarding the potential effects of climate change which, through an increase in extreme weather events, may have an effect on our operations, notably by damaging our infrastructure and increasing the stress on our telecommunications network. We are increasing the resiliency of our network by adding network redundancies, modifying or adopting new construction standards and by collaborating with ISED which has identified telecommunications as an essential infrastructure.

C -                                    Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 18, 2020 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

QUEBECOR INC.
(Québec)
QUEBECOR MEDIA INC.
(Québec)
Telecommunications
Media
Videotron Ltd.
(Québec)
MediaQMI Inc.
(Canada)
Fibrenoire Inc.
(Canada)
Quebecor Media Printing (2015) Inc.
(Canada)
Fizz Mobile & Internet Inc.
(Québec)
Quebecor Media Network Inc.
(Canada)
Le SuperClub Vidéotron ltée
(Québec)
99.97%/
68.37%
Sports and Entertainement
TVA Group Inc.
(Québec)
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

Media

Newspaper and Commercial Printing Operations

The following table presents the addresses, square footage and primary use of the main facilities and other buildings of our newspaper and commercial printing operations. No other single property currently used in our newspaper and commercial printing operations exceeds 50,000 square feet. Unless stated otherwise, we own all of the properties listed below.

Address	Use of Property	Floor Space Occupied (sq. ft.)

Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Le Journal de Montréal 24 Heures (Montréal)	233,000

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	56,900

Broadcasting Operations

The following table presents the address, square footage and primary use of the main property of our television broadcasting operations. No other single property currently used in our television broadcasting operations exceeds 50,000 square feet. We own the property listed below.

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, we have no visibility as to which recommendations, if any, will be implemented.

Broadcasting License Fees

Programming and BDU licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels (Part I fee). The other fee, also called the Part II license fee, is to be paid on a pro rata basis by all television undertakings and distribution undertakings with licensed activity that respectively exceeds $1,500,000 and $175,000. The total annual amount to be assessed by the CRTC is the lower of: (i) $100,000,000 and (ii) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

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

Videotron operates 53 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron remains with only 8 cable distribution licenses that were renewed on August 2, 2018, in Broadcasting Decision CRTC 2018-269, from September 1, 2018 to August 31, 2024.

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

New Media Broadcasting Undertakings

Since 2009, the description of a “new media broadcasting undertaking” encompasses all Internet-based and mobile point-to-point broadcasting services (Broadcasting Order CRTC 2009-660). It has been recognized by the Federal Court of Appeal that Internet access providers play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities.

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

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act clarified ISPs’ liability with respect to acts other than communication to the public by telecommunication, such as reproductions, implements “safe harbours” for the benefit of ISPs, and further put in place a “notice and notice” process to be followed by ISPs, meaning that copyright infringement notices must now be sent to the Internet end-users by ISPs.

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

TVA Group’s Conditions of License

In Broadcasting Decision CRTC 2017-147, TVA Group obtained a Group-based licenses renewal for its French-language television stations and services. TVA Group is subject to certain conditions of licenses that apply to the following stations and services: the TVA network, CFTM-DT Montréal, CFCM-DT Québec, CFER-DT Rimouski, CHEM-DT Trois-Rivières, CHLT-DT Sherbrooke, CJPM-DT Saguenay, AddikTV, MOI ET CIE, Yoopa, Casa and Prise 2 (collectively, “the Group”), among others:

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

Pursuant to Broadcasting Decision CRTC 2019-6, Zeste and Evasion were added to the Group. As for LCN and TVA Sports, QMI requested the renewal of the licenses under the standard conditions for national news services and mainstream sports services.

In Broadcasting Notice of Consultation CRTC 2017-428, the CRTC issued a notice regarding the reconsideration of the decisions relating to the license renewals for the television services of large French-language private ownership groups, including TVA Group. As directed by the Governor General in Council, as part of this process, the CRTC must consider how it can be ensured that significant contributions are made to the creation and presentation of original French-language programming and music programming. In Broadcasting Decision CRTC 2018-334, the CRTC decided that each group will be required to devote at least 75% of its Canadian programming expenditures (“CPE”) to original French-language programs in each broadcast year over their respective license terms. However, given that groups will only have a short time to adjust their programming to meet the new requirements, the Commission imposed an expenditure level equal to 50% of their CPE for the broadcast year beginning September 1, 2018 and ending August 31, 2019. As for music programming, the groups will be required to direct 0.17% of their services’ previous broadcast year’s gross revenues to MUSICACTION. This amount may be counted towards meeting their CPE, which include expenditure and programs of national interest. This expenditure requirement will be temporary. The amended conditions of license took effect on September 1, 2018, the beginning of the second year of the license term for the groups’ affected services, and will apply until August 31, 2022, the end of the license term.

Review of the television and distribution regulatory framework

Many decisions were published in 2015 pursuant to an initiative launched by the CRTC, “Let’s Talk TV: A Conversation with Canadians”, to discuss the future of the television system in Canada. The CRTC has decided, amongst others, to lower exhibition requirements for private television stations and specialty services as of September 2017, to abolish immediately genre exclusivity for specialty services, to create hybrid video on demand licenses, to mandate BDUs to offer a reduced basic service at $25 as of March 1, 2016 and to offer all specialty services “à la carte”, as of December 1, 2016.

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

Television Service Provider Code

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

Spectrum Holdings and License Conditions

Our AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. On February 15, 2018, ISED issued its decision related to the terms of renewal of AWS-1 licenses. Pursuant to this decision, all our licenses were renewed on December 23, 2018 for a new 20-year term. The terms of renewal include, among other things, enhanced geographic coverage requirements. A public consultation to determine the license fees to be paid during this renewal term has not yet been initiated.

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

Our 2500 MHz licenses were issued on June 24, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz and AWS-3 licenses.

On May 27, 2019, pursuant to a recently concluded commercial mobile spectrum auction, we were issued 10 licenses for low frequency spectrum in the 600 MHz band, a band well suited for the deployment of 5G wireless services. These licenses provide for 30 MHz of spectrum coverage in Eastern, Southern and Northern Québec, as well as 10 MHz of coverage in Eastern Ontario and the Outaouais. These licenses have a term of 20 years, with renewal conditions identical to those described above for our 700 MHz, AWS-3 and 2500 MHz licenses.

On March 5, 2020, ISED announced its policy and licensing framework for the auction of commercial mobile spectrum in the 3500 MHz band. The framework includes most notably the set aside of 50 MHz of spectrum in most license territories for eligible facilities-based telecommunication service providers like Videotron that are not national incumbent wireless carriers. The auction will commence on December 15, 2020 and is expected to conclude in early 2021. The mid frequency 3500 MHz band is considered a key band for early 5G deployment.

ISED has further announced its intention to conduct an auction of high frequency millimetre wave spectrum in 2021. The millimetre bands are also viewed as well-suited for the deployment of 5G wireless services. A public consultation on the policy and licensing framework for these frequencies has not yet been initiated.

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

Elements of the CRTC’s local telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi dwelling units where Videotron provides service.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC has begun to shift the focus of its regulatory frameworks from cable voice services to broadband Internet access services. Most notably, in a decision issued on June 26, 2018, the CRTC confirmed that it will phase out over a period of three years ending December 31, 2021 the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with a planned expenditure of $100 million on broadband Internet projects in 2020, increasing gradually to $200 million in 2024. The contribution base also changed on January 1, 2020, and now includes retail Internet revenues for the first time. As a result of these changes, Videotron will incur increased revenue-based contribution payments beginning in 2020. Videotron will also be eligible to apply for subsidies to help finance broadband Internet expansion projects in underserved areas.

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

On September 6, 2019 and February 14, 2020 respectively, the CRTC ruled on longstanding municipal access disputes between the cities of Gatineau and Terrebonne, Québec and several large telecommunications carriers, including Videotron. In its decisions, the CRTC provided clarification, among other things, on the situations for which the cities may require an access permit, the access fees the cities may charge and the methodology for apportioning the cost of displacing telecommunications facilities. These decisions may result in an increase in the payments made by Videotron to Gatineau and Terrebonne. They may also be viewed as precedents by other municipalities.

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

Since 1998, the CRTC has exercised its power to place general conditions on the provision of Internet services, for example, to establish a framework governing the traffic management practices that may be employed by an Internet service provider. More recently, on July 31, 2019, the CRTC published the Internet Code, a mandatory code of conduct for large facilities-based providers of retail Internet services in the residential market. The Code, which took effect on January 31, 2020, includes measures related to such matters as contract clarity, changes to contracts and related documents, bill management and contract cancellation and extension. Videotron’s operations were already largely consistent with the Code and, as a result, we do not foresee any substantive issues with compliance.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. At the same time we offer any new retail Internet service speed, we are required to file proposed revisions to our third party Internet access or TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds. Numerous third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services.

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale Internet access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately.

On August 15, 2019, the CRTC published a decision on the final aggregated wholesale Internet tariffs of the large cable carriers and telephone companies. These final tariffs are substantially below the interim tariffs published on October 6, 2016 and include, for the first time, a flat rate for wholesale Internet access independent of access speed. In addition, the CRTC ordered that these final tariffs be applied retroactively to March 31, 2016. In the case of Videotron, we estimate this could represent a retroactive reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018.

On September 13, 2019, a coalition of cable companies (including Videotron) filed an appeal of the CRTC’s decision with the Federal Court of Appeal arguing, among other things, that the decision is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. Bell filed a similar appeal. The cable companies and Bell also filed separate requests to stay the implementation of the decision pending disposition of their appeals. On November 22, 2019, the Court granted the cable companies and Bell leave to appeal the CRTC’s decision, as well as a stay of the decision pending final judgment of the Court.

On November 13, 2019, a coalition of cable companies (including Videotron) filed a petition to the federal Cabinet requesting that it order the CRTC to reconsider its August 15, 2019 decision concerning wholesale Internet tariff rates. The cable companies argued that the decision fundamentally disrupts the CRTC’s regime for wholesale Internet access by promoting the financial interests of resellers above all else and request that the CRTC be ordered to reconsider the decision in conjunction with its previously announced review of the entire wholesale regulatory framework. The cable companies further requested that the CRTC be ordered to take Canada’s broader telecommunications policy objectives into account as part of its reconsideration and that the Cabinet amends the August 15, 2019 decision by making any wholesale rates that the CRTC eventually establishes, after reconsidering its decision, applicable only on a forward looking basis, rather than retroactive. Bell and Telus each filed similar petitions. The Cabinet has until August 15, 2020 to consider these petitions.

On December 13, 2019, a coalition of cable companies (including Videotron), filed an application with the CRTC to review, vary and stay its August 15, 2019 decision based on substantial doubt as to correctness of the rate setting methodology relied upon by the CRTC in the decision. Bell and Telus each filed similar applications. The interested parties had until February 17, 2020 to comment on these applications. The applicants have until March 13, 2020 to reply to these comments, and a CRTC decision is expected thereafter in due course.

If the CRTC’s August 15, 2019 decision is ultimately upheld in its current form, it will significantly reduce Videotron’s wholesale Internet service revenues. It will also significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could affect our ability to recover our costs of providing these services.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code. These revisions include, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. On August 30, 2019, the CRTC initiated a proceeding to consider whether device financing plans, including those with terms longer than 24 months, are compliant with the Wireless Code. The record of this proceeding closed on October 30, 2019 and a decision is expected shortly.

On July 31, 2014, after an investigation that confirmed instances of unjust discrimination and undue preference by one incumbent wireless carrier, the CRTC took action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. Subsequently, on May 5, 2015, after a broader follow-up proceeding, the CRTC issued a comprehensive policy framework for the provision of wholesale wireless services, including roaming, tower sharing and MVNOs access services. Most notably, the CRTC decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional and new entrant carriers at cost-based rates. On March 22, 2018, the CRTC ruled on the final cost-based rates, declaring them retroactive to May 5, 2015.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-carrier WiFi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Later, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. In the course of this proceeding, the three national incumbent wireless carriers each filed specific proposals for lower-cost data-only plans they intended to implement. In a decision issued on December 17, 2018, the CRTC stated its expectation that the national incumbent wireless carriers implement these plans within 90 days and that these plans remain available until a decision is issued with respect to an upcoming review of mobile wireless services.

On January 13, 2020, the CRTC initiated its anticipated review of mobile wireless services. The review includes an assessment of the status of competition in the retail market. Depending on the results of this assessment, the CRTC will evaluate whether any changes to its mobile wireless service regulatory framework are required, which could include, for example, establishing new retail policies and imposing conditions of service. The review also includes an assessment of whether the CRTC needs to make adjustments or improvements to its existing wholesale roaming policy. In addition, the CRTC has requested parties to make submissions on its preliminary view that it would be appropriate to mandate that the national wireless carriers provide wholesale MVNO access as an outcome of the proceeding. Finally, the CRTC has invited parties to provide their views on whether any further regulatory measures are required to reduce barriers to the deployment of cellular infrastructure, for example regarding access to telephone utility support structures and municipal infrastructure. The decisions to be taken by the CRTC on all these matters, most notably the question of whether to mandate the provision of wholesale MVNO access, stand to have a significant impact on competitive environment for mobile wireless services and on Videotron’s business case for further network investment and expansion. A public hearing on these matters was held in February 2020. We expect the CRTC to publish its decisions in mid-2020.

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

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices. The CRTC found evidence of misleading or aggressive sales practices by certain telecommunications services providers and concluded that more needs to be done to protect consumers. The report also noted that, even with the existing measures put in place, misleading or aggressive sales practices occur to an unacceptable degree. The CRTC is taking action to introduce new measures to ensure Canadians’ interactions with their service providers are carried out in a fair and respectful way, such as creating the new Internet Code discussed above and a secret shopper program to monitor sales practices. The CRTC is also considering putting into place additional measures to address the situation (e.g. requiring service providers to provide pre-sales quotes, to offer trial periods, to ensure their offers and promotions match the customer’s needs and means). In addition, a set of best practices for service providers was proposed.

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

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation’s segments are engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. The impact of adoption of IFRS 16 on a fully retrospective basis is described under “Changes in Accounting Policies.”

Table 3 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16, as permitted under IFRS. Form F1 in Canadian securities regulatory authorities’ Regulation 51-102 respecting Continuous Disclosure Obligations stipulates that if a choice made in applying a change in accounting policies has a material effect, as is the case with IFRS 16, the Corporation may explain its choice and discuss the effect on its financial performance.

DISCONTINUED OPERATIONS

On January 24, 2019, Videotron Ltd. (“Videotron”) sold its 4Degrees Colocation Inc. (“4Degrees Colocation”) data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of the Corporation’s activities and in the analysis of its segment operating results.

OVERVIEW

Quebecor Media is one of Canada’s leading telecommunications and media companies, with activities in mobile and cable telephony, Internet access, cable television, over-the-top (“OTT”) video service, business telecommunication solutions, broadcasting, soundstage and equipment rental, audiovisual content production and distribution, newspaper publishing and distribution, specialized websites, book and magazine publishing and distribution, rental and distribution of video games and game consoles, music production and distribution, out-of-home advertising, operation and management of a world-class entertainment venue, ownership and management of Quebec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through its Videotron subsidiary, Quebecor Media is a leading mobile and cable communication service provider. Quebecor Media also holds leading positions through its Media segment and its Sports and Entertainment segment in the creation, promotion and distribution of entertainment and news, and in related Internet services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of properties and to leverage the value of its content across multiple distribution platforms.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions to Internet access, cable television, mobile and cable telephony services, telecommunication equipment sales, connection services and OTT video service; television broadcasting, newspapers and magazines subscriptions and advertising revenues; soundstage and equipment rental and services; audiovisual content production and distribution; book publishing and distribution; music distribution; and event management, promotion and production.

The major components of Quebecor Media’s subsidiaries’ costs are comprised of employee costs and purchase of goods and services costs, which include royalties, rights and creation costs, cost of products sold, service contracts, marketing, circulation and distribution, and other expenses.

QUEBECOR MEDIA’S SEGMENTS

Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media, and Sports and Entertainment.

TREND INFORMATION

Competition continues to intensify in the mobile and cable telephony, Internet access, cable television and OTT video markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and we expect increasing competition from non-traditional businesses across the key business segments of the Corporation. Competition also comes from wholesale Internet resellers. These resellers purchase large companies’ high-speed access services to offer their own services to customers. Thus, the subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth.

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and cable networks, the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to advancements in LTE-Advanced and 5G mobile technologies, network virtualisation and automation, Internet access capacity and speed, ultra-high-definition television, Internet of Things, Internet Protocol Television (“IPTV”) and OTT delivery technology, as well as the introduction of virtual reality and home automation. In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow in the future. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s capabilities to support this traffic and we may have to acquire additional spectrum in the future.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, particularly in the newspaper and magazine businesses, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

The Media industry has experienced fundamental and permanent structural changes. Generalized audience fragmentation has prompted many advertisers to review their media placement strategies and turn an important part of their advertising budgets over to international competitors operating solely in digital media. In the broadcasting industry, audiences are increasingly fragmented as viewing habits have shifted toward Internet based content delivery platforms that allow users greater control over content and timing, such as the OTT video services. The Corporation’s Media segment has taken steps in order to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want. Moreover, newspaper and magazine circulation, measured in terms of copies sold, has been declining in that industry over the past several years. The traditional run of press advertising for major multimarket retailers has been declining due to a shift in marketing strategy toward other media and to retail industry consolidation. To respond to such competition, the Media segment’s operations have developed their Internet presence through branded websites, including specialized websites.

The Sports and Entertainment segment has made significant investments in its efforts to develop the business. The Corporation expects that additional capital expenditures and other investments will be required to expand the Sports and Entertainment segment despite not operating in a major market.

In the books and music businesses, digital technology has disrupted buying and consuming habits, particularly with the emergence of vehicles such as music streaming and e-books, which compete with conventional formats.

QUEBECOR MEDIA’S INTEREST IN ITS SUBSIDIARIES

Table 1 shows Quebecor Media’s equity interest in its main subsidiaries at December 31, 2019.

Table 1

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

As of December 31, 2019

	Percentage of vote	Percentage of equity

Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles inc.	100.0%	100.0%

Quebecor Media’s interest in its subsidiaries has not varied significantly over the past three years.

HIGHLIGHTS SINCE END OF 2018

•                                Quebecor Media’s revenues totalled $4.29 billion in 2019, a $112.8 million (2.7%) increase from 2018.

Telecommunications

•                                The Telecommunications segment grew its revenues by $98.4 million (2.9%) and its adjusted EBITDA by $87.8 million (5.1%) in 2019.

•                                Videotron significantly increased its revenues from mobile telephony ($66.3 million or 12.4%), customer equipment sales ($36.3 million or 15.5%) and Internet access ($35.0 million or 3.2%) in 2019.

•                                Videotron’s total average billing per unit (“ABPU”) was $50.00 in 2019, compared with $49.51 in 2018, a $0.49 (1.0%) increase. Mobile ABPU was $52.56 in 2019 compared with $53.62 in 2018, a $1.06 (-2.0%) decrease due in part to the popularity of bring your own device (“BYOD”) plans.

•                                Videotron posted a net increase of 85,900 revenue-generating units (“RGU”) (1.4%) in 2019, including 176,700 subscriber connections (15.3%) to the mobile telephony service, the largest annual increase in the number of connections since the launch of the mobile network in 2010; 38,500 subscribers (9.1%) to the Club illico over-the-top video service (“Club illico”), and 22,800 subscribers (1.3%) to cable Internet access.

•                                On December 23, 2019, Videotron announced the closing of the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue. The acquisition is subject to approval from Innovation, Science and Economic Development Canada (“ISED Canada”) and to customary conditions.

•                                On December 13, 2019, Videotron announced that Samsung Electronics Co. Ltd. has been chosen as its partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area. In this phase, Videotron will accelerate construction of its new generation network with a target of gradual commissioning beginning in 2020.

•                                On August 27, 2019, Videotron launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences.

•                                On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario, were acquired for $255.8 million.

•                                Videotron earned numerous honours in 2019. It ranked first on the Top-Rated Workplaces: Best in Québec list based on reviews posted on Indeed, Canada’s leading jobs site. Videotron ranked as the most respected telecommunications company in Québec for the 14th consecutive year in the 2019 Léger reputation survey, and it was the most influential telecommunications brand in Québec for the 6th consecutive year on the 2019 Ipsos-Infopresse index. Lastly, Videotron made its appearance on Mediacorp Canada Inc’s list of Canada’s 70 greenest employers in 2019.

Media

•                                The Media segment grew its revenues by $9.4 million (1.3%) and its adjusted EBITDA by $14.8 million (24.7%) in 2019.

•                                According to the fall 2019 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures remain Québec’s news leaders with more than 4.0 million readers per week across all platforms (print, mobile and Internet). TVA Group Inc. (“TVA Group”) remains a leading player in the Canadian magazine industry with nearly 9.0 million readers across all platforms.

•                                On April 1, 2019, TVA Group closed the acquisition of the companies in the Incendo Media inc. (“Incendo Media”) group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. An amount of $0.6 million relating to certain post-closing adjustments was also received in the third quarter of 2019.

•                               On February 13, 2019, TVA Group closed the acquisition of the companies in the Serdy Média inc. (“Serdy Média”) group, which owns and operates the Évasion and Zeste specialty channels, along with the companies in the Serdy Video Inc. (“Serdy Video”) group, for a total consideration of $23.5 million, net of acquired cash of $0.5 million. Post-closing adjustments of $1.6 million were also paid in the third quarter of 2019. The transaction was announced on May 1, 2018 and received Canadian Radio-television and Telecommunications Commission (“CRTC”) approval on January 14, 2019.

Sports and Entertainment

•                               In September 2019, the Videotron Centre completed its fourth year of operations. During that year, the Videotron Centre hosted 97 sporting events and concerts, a 6.6% increase from the previous year. In December 2019, the trade magazine Pollstar ranked the Videotron Centre 92nd in the world and 6th in Canada among arenas by 2019 ticket sales.

Financial transactions

•                                On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions of the facility.  On February 13, 2019, TVA Group amended this secured revolving credit facility to extend its term to February 2020 and to amend certain terms and conditions of the facility.

•                                On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•                               On July 15, 2019, Quebecor Media prepaid the balance of its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, extending its term to July 2022 and to amend certain terms and conditions of the facility.

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

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2019 and 2018 presented in Table 2 is derived from the unaudited consolidated financial statements for such periods not included in this annual report.

Table 2

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2019	2018	2017	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,803.4	$1,715.6	$1,593.1	$462.7	$435.4
Media	74.8	60.0	73.8	35.3	28.5
Sports and Entertainment	7.3	10.5	11.6	2.6	3.3
Head Office	(2.6)	(4.7)	(12.7)	(4.7)	(4.4)
	1,882.9	1,781.4	1,665.8	495.9	462.8
Depreciation and amortization	(751.2)	(753.3)	(739.9)	(186.5)	(190.5)
Financial expenses	(282.9)	(291.5)	(294.3)	(68.6)	(73.9)
(Loss) gain on valuation and translation of financial instruments	(0.8)	(0.9)	(2.4)	(1.9)	0.5
Restructuring of operations, litigation and other items	(28.6)	(29.1)	(17.5)	(1.6)	(7.0)
Gain on sale of spectrum licences	-	-	330.9	-	-
Impairment of goodwill and intangible assets	-	-	(43.8)	-	-
Loss on debt refinancing	-	-	(15.6)	-	-
Income taxes	(215.5)	(167.5)	(141.0)	(61.7)	(31.2)
Income from discontinued operations	97.5	3.8	18.2	-	1.1
Net income	$701.4	$542.9	$760.4	$175.6	$161.8

Adjusted EBITDA without restatement of comparative figures

Table 3 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following the adoption of IFRS 16.

Table 3

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2019	2018	2017	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,803.4	$1,677.0	$1,557.8	$462.7	$425.9
Media	74.8	55.3	69.3	35.3	27.5
Sports and Entertainment	7.3	5.0	6.2	2.6	1.9
Head Office	(2.6)	(4.9)	(14.1)	(4.7)	(4.2)
	1,882.9	1,732.4	1,619.2	495.9	451.1
Depreciation and amortization	(751.2)	(717.9)	(705.3)	(186.5)	(181.7)
Financial expenses	(282.9)	(280.5)	(281.8)	(68.6)	(71.3)
Loss (gain) on valuation and translation of financial instruments	(0.8)	(0.9)	(2.4)	(1.9)	0.5
Restructuring of operations, litigation and other items	(28.6)	(29.8)	(17.2)	(1.6)	(7.7)
Gain on sale of spectrum licences	-	-	330.9	-	-
Impairment of goodwill and intangible assets	-	-	(43.8)	-	-
Loss on debt refinancing	-	-	(15.6)	-	-
Income taxes	(215.5)	(166.6)	(141.2)	(61.7)	(30.9)
Income from discontinued operations	97.5	3.8	18.2	-	1.1
Net income	$701.4	$540.5	$761.0	$175.6	$161.1

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

Table 8 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the consolidated financial statements.

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

2019/2018 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $4.29 billion, a $112.8 million (2.7%) increase.

•                                Revenues increased in Telecommunications ($98.4 million or 2.9% of segment revenues), Sports and Entertainment ($10.1 million or 5.5%) and Media ($9.4 million or 1.3%).

Adjusted EBITDA: $1.88 billion, a $101.5 million (5.7%) increase. Adjusted EBITDA without restatement of comparative figures following adoption of IFRS 16 increased by $150.5 million (8.7%).

•                                Adjusted EBITDA increased in Telecommunications ($87.8 million or 5.1% of segment adjusted EBITDA). Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $126.4 million (7.5%).

•                                Adjusted EBITDA increased in Media ($14.8 million or 24.7%).

•                                There was a favourable variance at Head Office ($2.1 million), mainly due to lower stock-based compensation costs.

•                                Adjusted EBITDA decreased in Sports and Entertainment ($3.2 million or -30.5%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $7.4 million favourable variance in the stock-based compensation charge in 2019 compared with 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $3.2 million unfavourable variance in the Corporation’s stock-based compensation charge in 2019.

Net income attributable to shareholders: $695.9 million in 2019 compared with $540.3 million in 2018, a $155.6 million increase.

•                                The main favourable variances were:

•             $101.5 million increase in adjusted EBITDA;

•             $93.7 million favourable variance in income from discontinued operations;

•             $8.6 million decrease in financial expenses.

•                                The unfavourable variance was due primarily to:

•             $48.0 million increase in the income tax expense.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16: $695.9 million in 2019, compared with $538.1 million in 2018, a $157.8 million increase.

Depreciation and amortization charge: $751.2 million in 2019, a $2.1 million decrease.

Financial expenses: $282.9 million in 2019, an $8.6 million reduction to financial expenses caused mainly by the impact of higher interest revenues from Quebecor under loan agreements and a lower average interest rate on the debt. Additions to financial expenses were caused mainly by higher average indebtedness as a result of debt financing of a portion of the repurchase of the Quebecor Media shares held by CDP Capital d’Amérique Investissements inc. (“CDP Capital”) in the second quarter of 2018, as well as debt financing of loans to Quebecor and lower interest revenues generated by liquidity.

Loss on valuation and translation of financial instruments: $0.8 million in 2019 compared with $0.9 million in 2018.

Charge for restructuring of operations, litigation and other items: $28.6 million in 2019, compared with $29.1 million in 2018.

•                  A $9.8 million net restructuring charge was recognized in 2019 in connection with cost-reduction initiatives in the Corporation’s various segments ($14.2 million in 2018). An $18.8 million charge for impairment of assets was also recognized in 2019 in connection with restructuring initiatives ($14.9 million in 2018).

Income tax expense: $215.5 million in 2019 (effective tax rate of 26.3%), compared with $167.5 million in 2018 (effective tax rate of 23.7%), a $48.0 million unfavourable variance. The increase in the effective tax rates reflects recognition of benefits arising from prior year tax losses in 2018. This increase in the tax rate, combined with the impact of the increase in taxable income for tax purposes, explains the increase in the income tax expense in 2019 compared with 2018.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,950,100 homes and businesses. Videotron offers advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones; Internet access service; digital cable television services, including video-on-demand, pay-per-view and pay TV; cable telephony services; and Club illico. Videotron also includes Videotron Business, a full-service business telecommunications provider that offers mobile and cable telephony, high-speed data transmission, Internet access and cable television services. In August 2019, Videotron launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences.

The segment is also engaged in retail sales and rentals of DVDs, Blu-ray discs and console games through the Le SuperClub Vidéotron ltée subsidiary and its franchise network.

2019 operating results

Revenues: $3.48 billion in 2019, a $98.4 million (2.9%) increase.

•                                Revenues from the mobile telephony service increased $66.3 million (12.4%) to $600.7 million, essentially due to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•                                Revenues from Internet access services increased $35.0 million (3.2%) to $1.11 billion, due mainly to higher per-subscriber revenues, reflecting among other things the impact of a favourable product mix and increases in some rates, and to an increase in the customer base, partially offset by a decrease in overage charges.

•                                Total revenues from cable television services decreased $22.3 million (-2.2%) to $974.4 million, due primarily to the impact of the net decrease in the customer base, partially offset by higher per-customer revenues resulting from, among other things, the impact of increases in some rates.

•                                Revenues from the cable telephony service decreased $27.5 million (-7.5%) to $341.1 million, mainly because of the impact of the net decrease in subscriber connections.

•                                Revenues from customer equipment sales increased $36.3 million (15.5%) to $269.8 million, mainly because of the impact of equipment sales related to the new Helix platform launched on August 27, 2019.

•                                Other revenues increased $10.6 million (6.3%) to $180.1 million, mainly reflecting revenue increases at Club illico and at Videotron Business.

ABPU: Videotron’s total ABPU was $50.00 in 2019 compared with $49.51 in 2018, a $0.49 (1.0%) increase. Mobile ABPU was $52.56 in 2019 compared with $53.62 in 2018, a $1.06 (-2.0%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs — The total number of RGUs was 6,076,200 at December 31, 2019, an increase of 85,900 (1.4%) in 2019 compared with an increase of 109,200 in 2018 (Table 4).

Mobile telephony — The number of subscriber connections to the mobile telephony service stood at 1,330,500 at December 31, 2019, an increase of 176,700 (15.3%) in 2019 compared with an increase of 129,800 in 2018 (Table 4). The 2019 annual increase in the number of connections was the largest since the launch of the mobile network in 2010.

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,727,300 at December 31, 2019, an increase of 22,800 (1.3%) in 2019 compared with an increase of 38,000 in 2018 (Table 4). As of December 31, 2019, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,950,100 homes and businesses passed by Videotron’s network as of December 31, 2019, up from 2,907,900 one year earlier) of 58.6%, the same as a year earlier.

Cable television — The number of subscribers to cable television services stood at 1,531,800 at December 31, 2019, a decrease of 65,500 (-4.1%) in 2019 compared with a decrease of 43,200 in 2018 (Table 4). At December 31, 2019, the cable television service had a household and business penetration rate of 51.9% versus 54.9% a year earlier.

Cable telephony — The number of subscriber connections to the cable telephony service stood at 1,027,300 at December 31, 2019, a decrease of 86,600 (-7.8%) in 2019 compared with a decrease of 74,600 in 2018 (Table 4). At December 31, 2019, the cable telephony service had a household and business penetration rate of 34.8% versus 38.3% a year earlier.

Club illico — The number of subscribers to Club illico stood at 459,300 at December 31, 2019, an increase of 38,500 (9.1%) in 2019 compared with an increase of 59,200 in 2018 (Table 4).

Table 4

Telecommunications segment year-end RGUs (2015-2019)

(in thousands of customers)

	2019	2018	2017	2016	2015

Mobile telephony	1,330.5	1,153.8	1,024.0	893.9	768.6
Cable Internet	1,727.3	1,704.5	1,666.5	1,612.8	1,568.2
Cable television	1,531.8	1,597.3	1,640.5	1,690.9	1,736.9
Cable telephony	1,027.3	1,113.9	1,188.5	1,253.1	1,316.3
Club illico	459.3	420.8	361.6	314.7	257.5
Total	6,076.2	5,990.3	5,881.1	5,765.4	5,647.5

Adjusted EBITDA: $1.80 billion, an $87.8 million (5.1%) increase due primarily to:

•                                impact of the net revenue increase;

•                                net decrease in operating expenses, reflecting in part the impact of a one-time gain, the favourable impact of a reversal of a provision in connection with a lawsuit, as well as lower engineering expenses, partially offset by the unfavourable impact of start-up expenses for Fizz.

Partially offset by:

•                                retroactive favourable adjustment recorded in 2018 related to roaming fees following a CRTC decision (creating an unfavourable variance in 2019 when compared with 2018);

•                                higher cost of mobile telephony and cable television equipment sales, reflecting in part the impact of the cost of equipment related to the new Helix platform.

Adjusted EBITDA without restatement of comparative figures following adoption of IFRS 16 increased by $126.4 million (7.5%).

Cost/revenue ratio: Employee costs and purchase of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 48.2% in 2019, compared with 49.3% in 2018, mainly because of the decrease in operating expenses, reflecting in part the impact of a one-time gain, the favourable impact of a reversal of a provision in connection with a lawsuit, and the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Cash flows from operations

Cash flows from segment operations: $1.12 billion in 2019 compared with $1.02 billion in 2018 (Table 5). The $100.6 million increase was due primarily to the $87.8 million increase in adjusted EBITDA and a $36.4 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of digital set-top boxes, partially offset by a $22.0 million increase in additions to intangible assets, due primarily to investment in the IPTV project.

Table 5: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	2019	2018

Adjusted EBITDA	$1,803.4	$1,715.6
Additions to property, plant and equipment	(476.8)	(513.2)
Additions to intangible assets (excluding acquisition of spectrum licences)	(212.2)	(190.2)
Proceeds from disposal of assets	4.1	5.7
Cash flows from segment operations	$1,118.5	$1,017.9

Media

In the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network, as well as the specialty channels TVA Sports, LCN, addikTV, Prise 2, Yoopa, CASA, MOI ET CIE, Évasion and Zeste. TVA Group also holds interests in two other TVA Network affiliates and is engaged in commercial production. In addition to linear television, TVA Network and the specialty channels broadcast on-demand streaming content over multiplatform applications, including the tva.ca website and the TVA mobile app, which provide free access to TVA Network programs and to some specialty channel content in high definition, live or on demand.

Through its subsidiaries, TVA Group owns Mels Studios and Postproduction G.P. and Mels Dubbing Inc., providers of soundstage, equipment and mobile unit rental, postproduction, dubbing and visual effects services to the film and television industries.

Since the acquisition of the companies in the Incendo Media group on April 1, 2019, TVA Group has been engaged in the production and distribution of television programs, movies and series for international markets.

TVA Group publishes more than 50 French- and English-language magazine titles in various categories, including show business, television, fashion and decorating. It also markets digital products associated with the various magazine brands and provides custom publishing services. TVA Group is the largest magazine publisher in Québec.

The Media segment also operates two paid daily newspapers, Le Journal de Montréal and Le Journal de Québec, the free daily 24 heures and the J5 app, which provides real-time access to news on mobile devices, tablets and Apple Watch. The websites of the paid dailies, journaldemontreal.com and journaldequebec.com, lead the news sites in their markets with more than 4.1 million visitors per month (source: ComScore, November 2019). According to corporate figures, the aggregate circulation of the Media segment’s paid and free newspapers as of December 31, 2019 was approximately 2.3 million copies per week in print and electronic formats.

In addition, the Media segment includes NumériQ inc.(“NumériQ”), which brings together digital content and strategy production assets harnessed to create digital platforms and content for the Corporation’s various platforms, and it operates a number of other digital brands, including Le Guide de l’auto, Le sac de chips, Pèse sur Start, Silo 57 and Tabloïd. NumériQ also owns QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts.

The Corporation’s apps and websites log a combined total of more than 7.6 million unique visitors per month in Canada (source: ComScore, December 2019).

The Media segment is also engaged in printing newspapers, distributing newspapers and magazines, and out-of-home advertising. In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties, as well as Quebecor Media Sales, which offers Media segment customers integrated, diversified and complete advertising services.

2019 operating results

Revenues: $738.0 million in 2019, a $9.4 million (1.3%) increase.

•                                Subscription revenues increased by $8.9 million (4.4%), mainly from the specialty channels, reflecting in part the impact of the acquisition of the Évasion and Zeste specialty channels on February 13, 2019, partially offset by lower magazine subscription revenues.

•                                Other revenues increased by $13.1 million (7.5%), mainly because of higher revenues from the production and distribution of audiovisual content following the acquisition of the companies in the Incendo Media group on April 1, 2019, combined with higher revenues from film production and audiovisual services.

•                                Advertising revenues decreased by $12.6 million (-3.6%), mainly because of lower advertising revenues at the newspapers and magazines, partially offset by higher advertising revenues at the specialty channels, including Évasion and Zeste.

Adjusted EBITDA: $74.8 million in 2019, a $14.8 million (24.7%) favourable variance due primarily to:

•                                decreases in some operating expenses, reflecting in part the impact of the budget cuts announced in the second quarter of 2019, lower content costs in the broadcasting business, lower editorial, selling, labour and administration costs in the newspaper publishing business, and lower subscription costs in the magazines business;

•                                the acquired businesses’ contribution to adjusted EBITDA.

Partially offset by:

•                                impact of lower revenues, on a comparable basis;

•                                increased digital investments.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 89.9% in 2019 compared with 91.8% in 2018. The reduction was mainly due to the decrease in operating expenses and the contribution of business acquisitions.

Cash flows from operations

Cash flows from segment operations: $28.2 million in 2019, compared with $30.2 million in 2018 (Table 6). The $2.0 million decrease was due to the $13.1 million increase in additions to property, plant and equipment and to intangible assets, mainly attributable to spending on digital, and the $3.7 million decrease in proceeds from disposal of assets, partially offset by the $14.8 million increase in adjusted EBITDA.

Table 6: Media

Cash flows from operations

(in millions of Canadian dollars)

	2019	2018

Adjusted EBITDA	$74.8	$60.0
Additions to property, plant and equipment	(21.8)	(28.7)
Additions to intangible assets	(24.8)	(4.8)
Proceeds from disposal of assets	—	3.7
Cash flows from segment operations	$28.2	$30.2

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

The Sports and Entertainment segment includes the activities of the QMJHL hockey teams Armada de Blainville-Boisbriand and Remparts de Québec.

As well, the Sports and Entertainment segment includes educational publisher CEC Publishing Inc.; Sogides Group Inc., which is engaged in general literature publishing through its 18 publishing houses; and Messageries A.D.P. inc., which distributes print books and e-books, and which is the exclusive distributor for more than 260 Québec and European French-language publishers.

The Sports and Entertainment segment is engaged in the distribution of CDs and videos (Distribution Select); the distribution of music to Internet music downloading and streaming services (Select Digital); music recording and video production (Disques Musicor); and concert and event production (Musicor Spectacles).

2019 operating results

Revenues: $192.2 million in 2019, a $10.1 million (5.5%) increase due mainly to higher revenues from book distribution.

Adjusted EBITDA: $7.3 million in 2019, a $3.2 million (-30.5%) decrease due mainly to decreased contribution to margin from book distribution, lower revenues from educational publishing, and increased operating expenses for the Music business, partially offset by lower operating expenses for the concerts business.

Cash flows from operations

Cash flows from segment operations: $2.6 million in 2019, compared with $5.5 million in 2018 (Table 7). The $2.9 million unfavourable variance was mainly due to the $3.2 million unfavourable variance in adjusted EBITDA.

Table 7: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	2019	2018

Adjusted EBITDA	$7.3	$10.5
Additions to property, plant and equipment	(1.3)	(1.5)
Additions to intangible assets	(3.5)	(3.5)
Proceeds from disposal of assets	0.1	-
Cash flows from segment operations	$2.6	$5.5

2019/2018 FOURTH QUARTER COMPARISON

Analysis of consolidated results of Quebecor Media

Revenues: $1.14 billion, a $49.1 million (4.5%) increase.

•                                Revenues increased in Telecommunications ($42.5 million or 4.9% of segment revenues), Media ($10.0 million or 5.1%), and Sports and Entertainment ($1.2 million or 2.2%).

Adjusted EBITDA: $495.9 million, a $33.1 million (7.2%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $44.8 million (9.9%).

•                                Adjusted EBITDA increased $27.3 million (6.3%) in the Telecommunications segment. Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $36.8 million (8.6%).

•                                Adjusted EBITDA increased in Media ($6.8 million or 23.9%).

•                                There was an unfavourable variance at Head Office ($0.3 million).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($0.7 million or -21.2%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.1 million favourable variance in the stock-based compensation charge in the fourth quarter of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.7 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2019.

Net income attributable to shareholders: $170.4 million in the fourth quarter of 2019, compared with $158.7 million in the same period of 2018, an $11.7 million increase.

•                  The main favourable variances were:

•             $33.1 million increase in adjusted EBITDA;

•             $5.4 million decrease in the charge for restructuring of operations, litigation and other items;

•             $5.3 million decrease in financial expenses.

•                   The unfavourable variance was essentially due to:

•             $30.5 million increase in the income tax expense.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16: $170.4 million in the fourth quarter of 2019, compared with $158.1 million in the same period of 2018, a $12.3 million increase.

Depreciation and amortization charge: $186.5 million in the fourth quarter of 2019, a $4.0 million decrease due primarily to decreased spending related to the leasing of digital set-top boxes.

Financial expenses: $68.6 million in the fourth quarter of 2019, a $5.3 million decrease caused by a favourable variance in short-term monetary items, the impact of higher interest revenues from Quebecor under loan agreements, and lower average indebtedness, partially offset by a higher average interest rate on the debt.

Loss on valuation and translation of financial instruments: $1.9 million in the fourth quarter of 2019, compared with a $0.5 million gain in the same period of 2018, a $2.4 million unfavourable variance.

Charge for restructuring of operations, litigation and other items: $1.6 million in the fourth quarter of 2019 compared with $7.0 million in the same period of 2018, a $5.4 million favourable variance.

•                                A $1.6 million net charge was recognized in the fourth quarter of 2019 in connection with cost-reduction initiatives in the Corporation’s various segments ($7.0 million in the fourth quarter of 2018).

Income tax expense: $61.7 million (effective tax rate of 26.0%) in the fourth quarter of 2019, compared with $31.2 million (effective tax rate of 16.3%) in the same period of 2018, a $30.5 million unfavourable variance. The increase in the effective tax rates reflects recognition of benefits arising from prior year tax losses in the fourth quarter of 2018. This increase in the tax rate, combined with the impact of the increase in taxable income for tax purposes, explains the increase in the income tax expense in the fourth quarter of 2019 compared with the same period in 2018.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $908.6 million, a $42.5 million (4.9%) increase due essentially to the same factors as those noted above under “2019/2018 financial year comparison.”

•                                Revenues from the mobile telephony service increased $17.7 million (12.7%) to $157.2 million.

•                                Revenues from Internet access services increased $8.6 million (3.1%) to $282.7 million.

•                                Total revenues from cable television services decreased $9.5 million (-3.8%) to $239.5 million.

•                                Revenues from cable telephony service decreased $6.1 million (-6.8%) to $83.7 million.

•                                Revenues from customer equipment sales increased $28.7 million (40.5%) to $99.6 million.

•                                Other revenues increased $3.1 million (7.2%) to $45.9 million.

ABPU: Videotron’s total ABPU was $49.99 in the fourth quarter of 2019 compared with $49.84 in the same period of 2018, a $0.15 (0.3%) increase. Mobile ABPU was $51.89 in the fourth quarter of 2019, compared with $53.25 in the same period of 2018, a $1.36 (-2.6%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs — 21,800 (0.4%) unit increase in the fourth quarter of 2019 compared with an increase of 34,400 in the same period of 2018.

Mobile telephony — 41,800 (3,2%) subscriber-connection increase in the fourth quarter of 2019 compared with an increase of 33,100 in the same period of 2018. The 2019 fourth-quarter increase in the number of connections was the largest since 2014.

Cable Internet access — 3,000 (0.2%) subscriber increase in the fourth quarter of 2019 compared with an increase of 7,000 in the same period of 2018.

Cable television — 13,400 (-0.9%) subscriber decrease in the fourth quarter of 2019 compared with a decrease of 6,400 in the same period of 2018.

Cable telephony — 25,400 (-2.4%) subscriber-connection decrease in the fourth quarter of 2019 compared with a decrease of 17,200 in the same period of 2018.

Club illico — 15,800 (3.6%) subscriber increase in the fourth quarter of 2019 compared with an increase of 17,900 in the same period of 2018.

Adjusted EBITDA: $462.7 million, a $27.3 million (6.3%) increase due primarily to:

•                                impact of the net revenue increase;

•                                favourable impact of a reversal of a provision in connection with a lawsuit.

Partially offset by:

•                                net increase in operating expenses, reflecting in part the impact of a favourable retroactive adjustment to taxes on the network recorded in 2018 (creating an unfavourable variance in 2019 compared with 2018), plus the unfavourable impact of start-up expenses for Fizz, partially offset by a decrease in engineering and advertising expenses.

Adjusted EBITDA without restatement of comparative figures following adoption of IFRS 16 increased by $36.8 million (8.6%).

Cost/revenue ratio: Employee costs and purchase of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 49.1% in the fourth quarter of 2019 compared with 49.7% in the same period of 2018.

Media

Revenues: $208.0 million in the fourth quarter of 2019, a $10.0 million (5.1%) increase.

•                                Subscription revenues increased by $4.1 million (8.1%), mainly because of higher subscription revenues at the specialty channels, including the impact of the acquisition of Évasion and Zeste, and favourable retroactive adjustments to the subscription fees in agreements with some cable providers to reflect the fair value of the specialty channels, partially offset by lower subscription revenues at the magazines.

•                                Other revenues increased by $9.2 million (18.9%), due essentially to the same factors as those noted above under “2019/2018 comparison.”

•                                Advertising revenues decreased by $3.3 million (-3.3%), mainly because of lower advertising revenues at the magazines and newspapers, partially offset by higher advertising revenues at the specialty channels, including Évasion and Zeste, and at Quebecor Media Out of Home.

Adjusted EBITDA: $35.3 million in the fourth quarter of 2019, a $6.8 million (23.9%) favourable variance due primarily to:

•                                impact of the net revenue increase;

•                                decreases in some operating expenses, reflecting in part the impact of the budget cuts announced in the second quarter of 2019, and lower labour, editorial and selling costs in the newspaper publishing business.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 83.0% in the fourth quarter of 2019 compared with 85.6% in the same period of 2018. The reduction was mainly due to the contribution of business acquisitions and the decrease in operating expenses.

Sports and Entertainment

Revenues: $54.7 million in the fourth quarter of 2019, a $1.2 million (2.2%) increase due mainly to higher revenues from book distribution, partially offset by lower revenues in the Music business.

Adjusted EBITDA: $2.6 million in the fourth quarter of 2019, a $0.7 million (-21.2%) decrease due mainly to a decreased contribution to margin from book distribution, partially offset by lower operating expenses in the Music business.

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

•                                Revenues decreased in Media ($41.3 million or -5.4%).

Adjusted EBITDA: $1.78 billion, a $115.6 million (6.9%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($122.5 million or 7.7% of segment adjusted EBITDA).

•                                There was a favourable variance at Head Office ($8.0 million), mainly due to lower compensation costs.

•                                There was an unfavourable variance in Media ($13.8 million or -18.7%) and in Sports and Entertainment ($1.1 million or -9.5%).

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

Net income attributable to shareholders: $540.3 million in 2018, compared with $765.3 million in 2017, a $225.0 million decrease.

•                                The main unfavourable variances were:

•                      $330.9 million gain on the sale of spectrum licences recognized in 2017, including $165.5 million without any tax consequences;

•                      $26.5 million increase in the income tax expense;

•                      $14.4 million unfavourable variance in income from discontinued operations;

•                      $13.4 million increase in the depreciation and amortization charge;

•                      $11.6 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•                      $7.5 million unfavourable variance in non-controlling interest.

•                                The main favourable variances were:

•                      $115.6 million increase in adjusted EBITDA;

•                      $43.8 million favourable variance in the charge for impairment of goodwill and intangible assets, including $4.6 million without any tax consequences;

•                      $15.6 million favourable variance in the loss on debt refinancing;

Depreciation and amortization charge: $753.3 million in 2018, a $13.4 million increase due mainly to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in wired and wireless networks and computer systems.

Financial expenses: $291.5 million, a $2.8 million decrease caused mainly by interest revenues from Quebecor under loan agreements made in the second quarter of 2018, higher interest revenues generated by liquidity and a lower average interest rate on the debt, partially offset by higher average indebtedness as a result of debt financing of a portion of the repurchase of the Quebecor Media shares held by CDP Capital in the second quarter of 2018 and debt financing of loans to Quebecor.

Loss on valuation and translation of financial instruments: $0.9 million in 2018 compared with $2.4 million in the same period of 2017, a $1.5 million favourable variance.

Charge for restructuring of operations, litigation and other items: $29.1 million in 2018, compared with $17.5 million in 2017, an $11.6 million unfavourable variance.

•                                A $14.2 million charge was recognized in 2018 in connection with cost-reduction initiatives in the Corporation’s various segments and with disposal of assets. A $17.5 million net charge related to cost-reduction initiatives, customer migration from analog to digital service in the Telecommunications segment, and developments in legal disputes was recognized in 2017.

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

Income tax expense: $167.5 million in 2018 (effective tax rate of 23.7%), compared with $141.0 million in 2017 (effective tax rate of 20.0%), a $26.5 million unfavourable variance. The effective tax rates reflect recognition of benefits arising from prior year tax losses in 2018 and 2017. The increase in the effective rate and the income tax expense was mainly due to recognition of lower tax losses in 2018 than in 2017. The effective tax rate is calculated considering only taxable and deductible items.

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

•                                Other revenues increased $8.8 million (5.5%) to $169.5 million, mainly reflecting revenue increases at Club illico and Videotron Business.

ABPU: $49.51 in 2018 compared with $48.23 in 2017, a $1.28 (2.7%) increase. Mobile ABPU was $53.62 in 2018 compared with $53.23 in 2017, a $0.39 (0.7%) increase.

Customer statistics

RGUs — The total number of RGUs was 5,990,300 at December 31, 2018, an increase of 109,200 (1.9%) in 2018 compared with an increase of 115,700 in 2017 (Table 4).

Mobile telephony service — The number of subscriber connections to the mobile telephony service stood at 1,153,800 at December 31, 2018, an increase of 129,800 (12.7%) in 2018 compared with an increase of 130,100 in 2017 (Table 4).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,704,500 at December 31, 2018, an increase of 38,000 (2.3%) in 2018 compared with an increase of 53,700 in 2017 (Table 4). As of December 31, 2018, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,907,900 homes and businesses passed by Videotron’s network as of December 31, 2018, up from 2,873,700 one year earlier) of 58.6% compared with 58.0% a year earlier.

Cable television — The number of subscribers to cable television services decreased by 43,200 (-2.7%) in 2018, compared with a decrease of 50,400 in 2017 (Table 4). As of December 31, 2018, the service had 1,597,300 subscribers, a household and business penetration rate of 54.9% compared with 57.1% a year earlier.

Cable telephony service — The number of subscriber connections to the cable telephony service stood at 1,113,900 at December 31, 2018, a decrease of 74,600 (-6.3%) in 2018 compared with a decrease of 64,600 in 2017 (Table 4). At December 31, 2018, the cable telephony service had a household and business penetration rate of 38.3% versus 41.4% a year earlier.

Club illico — The number of subscribers to Club illico stood at 420,800 at December 31, 2018, an increase of 59,200 (16.4%) in 2018 compared with an increase of 46,900 in 2017 (Table 4).

Adjusted EBITDA: $1.72 billion, a $122.5 million (7.7%) increase due primarily to:

•                                impact of the net revenue increase;

•                                favourable variance related to an adjustment recorded in 2018 arising from the CRTC decision on roaming fees issued during the first quarter of 2018;

•                                decreases in some operating expenses, including engineering, administrative and IT costs.

Cost/revenue ratio: Employee costs and purchase of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 49.3% in 2018 compared with 51.5% in 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, the favourable adjustment related to roaming fees recorded in 2018, and decreases in some operating expenses.

Cash flows from segment operations: $1.02 billion in 2018 compared with $898.7 million in 2017 (Table 5).

•                                The $119.2 million increase was due to the $122.5 million increase in adjusted EBITDA and a $54.5 million decrease in additions to property, plant and equipment because of reduced investment in wired and wireless networks, partially offset by an $57.9 million increase in additions to intangible assets, mainly reflecting spending on the IPTV project and IT systems.

Media

Revenues: $728.6 million in 2018, a $41.3 million (-5.4%) decrease.

•                                Advertising revenues decreased by $37.8 million (-9.7%), mainly because of lower advertising revenues at TVA Network, the newspapers and the magazines.

•                                Subscription revenues decreased by $5.2 million (-2.5%), mainly because of lower magazine subscription revenues.

•                                Other revenues increased $1.7 million (1.0%).

Adjusted EBITDA: $60.0 million in 2018, a $13.8 million (-18.7%) decrease mainly due to the impact of the revenue decrease, partially offset by the reduction in operating expenses resulting from, among other things, restructuring initiatives.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 91.8% in 2018 compared with 90.4% in 2017. The increase was due primarily to the large fixed component of operating costs, which does not fluctuate in proportion to the net decrease in revenues, partially offset by the impact of restructuring and cost-reduction initiatives.

Cash flows from segment operations: $30.2 million in 2018 compared with $41.8 million in 2017 (Table 6). The $11.6 million unfavourable variance was due primarily to the $13.8 million unfavourable variance in adjusted EBITDA, partially offset by a $3.0 million favourable variance in proceeds from disposal of assets.

Sports and Entertainment

Revenues: $182.1 million in 2018, a $0.8 million (0.4%) increase due mainly to higher revenues from music and from sports and concerts, partially offset by lower revenues from book distribution and publishing.

Adjusted EBITDA: $10.5 million in 2018, a $1.1 million (-9.5%) unfavourable variance due mainly to higher operating expenses in music and in sports and concerts, partially offset by higher operating profits in book distribution and publishing.

Cash flows from segment operations: $5.5 million in 2018, a $0.5 million unfavourable variance (Table 7) due to the $1.1 million decrease in adjusted EBITDA, partially offset by $0.8 million decrease in additions to intangible assets.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussion of trends under “Trend Information” above, the risk factor analysis under “Item 3. Key Information — B. Risk Factors” above, and the financial risk analysis under “Financial Instruments and Financial Risk Management” below.

Operating activities

2019 financial year

Cash flows provided by continuing operating activities: $1.25 billion in 2019 compared with $1.46 billion in 2018.

The $206.4 million decrease was mainly due to:

•                           $373.2 million unfavourable change in non-cash operating assets and liabilities, due primarily to an unfavourable variance in income tax payable and to a decrease in other operating liabilities, an increase in other operating assets, a decrease in accounts payable and accrued charges, and an increase in inventory in the Telecommunications segment.

Partially offset by:

•                           $87.8 million and $14.8 million increases in adjusted EBITDA in the Telecommunications and Media segments respectively;

•                           $47.9 million decrease in current income taxes;

•                           $9.7 million decrease in the cash portion of financial expenses;

•                           $4.4 million decrease in the cash portion of the charge for restructuring of operations, litigation and other items.

The unfavourable variance in income tax payable and the decrease in other operating liabilities, the increase in other operating assets, the decrease in accounts payable and accrued charges and the increase in inventory in the Telecommunications segment had an unfavourable impact on cash flows provided by continuing operating activities in 2019 compared with 2018, while increased profitability in the Telecommunications and Media segments and a decrease in the cash interest expense had a favourable impact. The evolution of Videotron’s business model, including the launch of Helix, is largely responsible for the additional investment in operating assets.

2018 financial year

Cash flows provided by continuing operating activities: $1.46 billion in 2018 compared with $1.23 billion in 2017.

•                                The $233.3 million increase was primarily due to:

•                        $269.4 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax receivable and payable, provisions, and accounts payable and accrued charges;

•                        $122.5 million increase in the Telecommunications segment’s adjusted EBITDA.

Partially offset by:

•                        $146.1 million increase in current income taxes in 2018 compared with 2017, mainly because of the recognition of tax benefits in 2017;

•                        $13.8 million unfavourable variance in the Media segment’s adjusted EBITDA.

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

Working capital: Negative $128.5 million at December 31, 2019 compared with negative $268.4 million at December 31, 2018. The $139.9 million favourable variance was due primarily to the decreases in net income tax payable and in accounts payable and accrued charges, and increases in other current assets, contract assets and inventory, partially offset by the realization of net assets held for sale.

Investing activities

2019 financial year

Additions to property, plant and equipment: $501.3 million in 2019 compared with $549.2 million in 2018. The $47.9 million decrease was due primarily to decreased spending related to the leasing of digital set-top boxes in the Telecommunications segment.

Additions to intangible assets: $496.9 million in 2019 compared with $197.4 million in 2018. The $299.5 million increase was due primarily to the acquisition of spectrum licenses for $255.8 million and spending on the IPTV project.

Proceeds from disposal of assets: $4.2 million in 2019 compared with $9.4 million in 2018.

Business acquisitions: $35.6 million in 2019 compared with $10.3 million in 2018.

•                                In 2019, business acquisitions consisted of the acquisition of the companies in the Serdy Média, the companies in the Serdy Video group, and the companies in the Incendo Media group in the Media segment.

•                                In 2018, business acquisitions consisted mainly of the acquisition of LC Media, Audio Zone and the assets of Mobilimage by the Media segment.

Business disposals: $260.7 million in 2019, consisting of the sale of the operations of the 4Degrees Colocation data centres.

Loans to the parent company: $105.0 million in 2019, compared with $596.1 million in 2018.

•                                On September 13, 2019, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $150.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.00% and maturing in September 2022.

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

•                                In 2019, Quebecor made total drawdowns of $105.0 million on its loan agreements with Quebecor Media ($596.1 million in 2018).

2018 financial year

Additions to property, plant and equipment: $549.2 million in 2018 compared with $598.6 million in 2017. The $49.4 million decrease was due to lower spending on wired and wireless networks in the Telecommunications segment.

Additions to intangible assets: $197.4 million in 2018 compared with $141.9 million in 2017. The $55.5 million increase was due primarily to spending on the IPTV project and IT systems in the Telecommunications segment.

Proceeds from disposal of assets: $9.4 million in 2018, compared with $620.7 million in 2017, a $611.3 million decrease.

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

•                                In 2017, business acquisitions consisted mainly of payment of the $5.6 million balance payable on the acquisition of Fibrenoire inc. by the Telecommunications segment.

Loans to the parent company: $596.1 million in 2018.

Free cash flows from continuing operating activities

2019 financial year

Free cash flows from continuing operating activities: $514.2 million in 2019 compared with $721.6 million in 2018 (Table 8). The $207.4 million decrease was mainly due to:

•                  $206.4 million decrease in cash flows provided by continuing operating activities;

•                  $43.7 million increase in additions to intangible assets.

Partially offset by:

•                  $47.9 million decrease in additions to property, plant and equipment.

2018 financial year

Free cash flows from continuing operating activities: $721.6 million in 2018 compared with $491.5 million in 2017 (Table 8). The $230.1 million increase was primarily due to:

•                  $233.3 million increase in cash flows provided by continuing operating activities;

•                  $49.4 million decrease in additions to property, plant and equipment.

Partially offset by:

•                  $55.5 million increase in additions to intangible assets.

Table 8

Cash flows provided by continuing operating activities reported in the consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	2019	2018	2017
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,803.4	$1,715.6	$1,593.1
Media	74.8	60.0	73.8
Sports and Entertainment	7.3	10.5	11.6
Head Office	(2.6)	(4.7)	(12.7)
	1,882.9	1,781.4	1,665.8
Cash interest expense[1]	(275.0)	(284.7)	(287.4)
Cash portion related to restructuring of operations, litigation and other items[2]	(9.8)	(14.2)	(17.5)
Current income taxes	(107.0)	(154.9)	(8.8)
Other	(1.3)	(4.6)	7.0
Net change in non-cash balances related to operating activities	(237.4)	135.8	(133.6)
Cash flows provided by continuing operating activities	1,252.4	1,458.8	1,225.5

Additions to property, plant and equipment and to intangible assets (excluding spectrum licence acquisitions and renewals), less proceeds from disposal of assets (excluding proceeds from disposal of licences):

Telecommunications	(684.9)	(697.7)	(694.4)
Media	(46.6)	(29.8)	(32.0)
Sports and Entertainment	(4.7)	(5.0)	(5.6)
Head Office	(2.0)	(4.7)	(2.0)
	(738.2)	(737.2)	(734.0)
Free cash flows from continuing operating activities	$514.2	$721.6	$491.5

1              Interest on long-term debt, interest on lease liabilities, interest on net defined benefit liability, impact of foreign currency translation of short-term monetary items, interest from parent corporation and other financial (revenues) expenses (see Note 4 to the consolidated financial statements).

2     Restructuring of operations, litigation and other items (see Note 5 to the consolidated financial statements).

Financing activities

2019 financial year

Consolidated debt (long-term debt plus bank indebtedness): $471.1 million reduction in 2019; $209.3 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•                                Debt reductions in 2019 essentially consisted of:

•                                $649.1 million decrease in Videotron’s drawings on its secured revolving credit facility;

•                                prepayment by Quebecor Media on July 15, 2019 of the balance of its US$350 million term loan “B” issued on August 1, 2013, bearing interest at the London Interbank Offered Rate (“LIBOR”) plus 2.25%, and maturing on August 17, 2020;

•                                $198.2 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•                                repayment of TVA Group’s secured term loan in the amount of $52.9 million.

•                                Additions to debt in 2019 essentially consisted of:

•                                issuance by Videotron on October 8, 2019 of $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million;

•                                $53.9 million increase in total drawings on the secured revolving bank credit facilities of TVA Group and Quebecor Media;

•                                $5.7 million increase in the bank indebtedness of Quebecor Media.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $677.7 million at December 31, 2019 compared with $887.0 million at December 31, 2018. The $209.3 million decrease was mainly due to:

•                                unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•                                unwinding of Quebecor Media’s hedges in an asset position in connection with prepayment of its term loan “B” on July 15, 2019.

Partially offset by:

•                                favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•                                On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions of the facility.  On February 13, 2019, TVA Group amended this secured revolving credit facility to extend its term to February 2020 and to amend certain terms and conditions of the facility.

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, to extend the maturity date to July 2022 and to change certain terms and conditions of the facility.

2018 financial year

Consolidated debt (long-term debt plus bank indebtedness): $1.09 billion increase in 2018; $329.3 million net favourable variance in assets and liabilities related to derivative financial instruments.

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

•                                Reductions in debt in 2018 mainly consisted of:

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

•                                On November 26, 2018, Videotron amended its secured revolving credit facility, increasing it from $965.0 million to $1.50 billion, extending its term to July 2023 and to amend certain terms and conditions of the facility.

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

Financial position

Net available liquidity: $1.68 billion at December 31, 2019 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.70 billion in available unused revolving credit facilities, less $21.2 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $5.93 billion at December 31, 2019, a $471.1 million decrease compared with December 31, 2018; $209.3 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                                Consolidated debt essentially consisted of Videotron’s $4.25 billion debt ($4.23 billion at December 31, 2018); TVA Group’s $44.9 million debt ($52.8 million at December 31, 2018); and Quebecor Media’s $1.64 billion debt ($2.12 billion at December 31, 2018).

As at December 31, 2019, minimum principal payments on long-term debt in the coming years are as follows :

Table 9

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended December 31

(in millions of Canadian dollars)

2020	$44.9
2021	-
2022	1,048.2
2023	1,701.0
2024	779.4
2025 and thereafter	2,354.4
Total	$5,927.9

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.3 years as of December 31, 2019 (5.1 years as of December 31, 2018). As at December 31, 2019, after taking into account hedging instruments, the debt consisted of approximately 94.0% fixed-rate debt (76.2% as of December 31, 2018) and 6.0% floating-rate debt (23.8% as of December 31, 2018).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At December 31, 2019, the Corporation was in compliance with all required financial ratios.

Distributions paid and dividends declared and paid

Total of $100.0 million in dividends declared by the Board of Directors of Quebecor Media, which was paid to shareholders in 2019 ($100.0 million in 2018).

600 MHz spectrum auction

On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario, were acquired for $255.8 million.

Board of Directors

On March 11, 2020, the Board of Directors received the resignation of Manon Brouillette, a Director of Quebecor Media since 2019.

On March 11, 2020, Michèle Colpron was appointed a Director of Quebecor Media.

Analysis of consolidated balance sheet at December 31, 2019

Table 10

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2019 and 2018

(in millions of Canadian dollars)

	Dec. 31, 2019	Dec. 31, 2018	Difference	Main reasons for difference
Assets
Contract assets	$168.3	$144.4	$23.9	Increased mobile device sales
Inventory	240.4	203.1	37.3	Impact of current variances in activity and Helix launch
Income taxes[1]	15.7	(114.4)	130.1	Current disbursements less current income taxes for the period
Other current assets	121.1	101.4	19.7	Impact of current variances in activity
Net assets held for resale[1]	-	88.4	(88.4)	Sale of 4Degrees Colocation
Property, plant and equipment	3,379.0	3,429.0	(50.0)	Depreciation for the period, less additions to property, plant and equipment on an accrual basis
Intangible assets	1,444.0	1,135.3	308.7	Acquisition of spectrum licences and investment in the IPTV project by Videotron, less amortization for the period
Goodwill	2,692.9	2,678.3	14.6	Acquisition of the companies in the Incendo Media group, the Serdy Média group and the Serdy Video group
Loans to parent corporation	701.1	596.1	105.0	See “Investing activities”
Derivative financial instruments[2]	677.7	887.0	(209.3)	See “Financing activities”
Other long-term assets	240.4	201.5	38.9	Investments in affiliated corporations, acquisition of companies in the Incendo Media group and Helix launch

Liabilities
Accounts payable and accrued charges	805.0	814.3	(9.3)	Impact of current variances in activity
Long-term debt, including current portion and bank indebtedness	5,928.2	6,399.3	(471.1)	See “Financing activities”
Deferred income tax[3]	786.5	686.4	100.1	Deferred income tax expense on statement of income
Other long-term liabilities	332.2	242.2	90.0	Loss on remeasurement of pension plan obligations and assets; contingent consideration related to the sale of 4Degrees Colocation

1              Current assets less current liabilities

2              Long-term assets less long-term liabilities

3              Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual Obligations

At December 31, 2019, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 11 below shows a summary of these contractual obligations.

Table 11

Contractual obligations of Quebecor Media as of December 31, 2019

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,927.9	$44.9	$1,048.2	$2,480.4	$2,354.4
Interest payments on long-term debt[2]	1,477.5	244.8	599.5	303.3	329.9
Lease liabilities	170.5	34.0	46.6	30.6	59.3
Interest payments on lease liabilities	55.0	8.7	13.0	9.0	24.3
Additions to property, plant and equipment and other commitments	1,672.3	462.8	480.8	306.5	422.2
Derivative financial instruments[3]	(607.8)	1.6	(236.6)	(397.8)	25.0
Total contractual obligations	$8,695.4	$796.8	$1,951.5	$2,732.0	$3,215.1

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2019.

3              Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on principal of debt denominated in U.S. dollars.

Significant commitments included in Table 11

Videotron has 20-year service sharing and exchange agreements with Rogers to build out and operate an LTE network in Québec and the Ottawa area. It also has an agreement with Comcast Corporation to develop an innovative IPTV solution, as well as agreements for the roll-out of LTE-A and 5G technologies and the purchase of mobile devices. As at December 31, 2019, the balance of those commitments stood at $894.1 million.

The Quebecor Media Out of Home division has agreements with various Québec transit commissions for the installation and maintenance of bus shelters, and for advertising rights on bus shelters and buses. As at December 31, 2019, the balance of those commitments stood at $113.8 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2019, the balance of those commitments stood at $518.3 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $32.8 million in 2020, based on the most recent financial actuarial reports filed (contributions of $33.2 million were paid in 2019).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the year ended December 31, 2019, the Corporation made sales to affiliated companies in the amount of $3.8 million ($2.8 million in 2018 and 2017) and incurred expenses with affiliated companies in the amount of $7.0 million (none in 2018 and 2017), which are included in “Purchase of goods and services”. The Corporation also recorded $35.8 million in interest on loans ($14.8 million in 2018 and none in 2017) and incurred $2.4 million in interest on leases ($2.5 million in 2018 and $2.7 million in 2017) with the parent corporation. These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2019, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2018 and $2.2 million in 2017), and incurred management fees of $2.2 million ($2.5 million in 2018 and $2.7 million in 2017) with shareholders. These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

Tax transactions

In 2019, the parent corporation transferred $59.0 million of non-capital losses ($54.2 million in 2018 and none in 2017) to the Corporation in exchange for a cash consideration of $14.9 million ($13.9 million in 2018 and none in 2017). These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items in the consolidated balance sheets.

Outsourcing companies and suppliers

In the normal course of business, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheets with respect to these indemnifications.

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

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts.

The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Table 12

Description of derivative financial instruments
As of December 31, 2019
(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought
Videotron
Less than 1 year	1.3195	$139.2	US$	105.5

Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759
Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Losses (gains) on valuation and translation of financial instruments for 2019, 2018 and 2017 are summarized in Table 13.

Table 13

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2019	2018	2017
Loss (gain) on the ineffective portion of fair value hedges	$0.6	$(0.8)	$3.0
Loss on the ineffective portion of cash flow hedges	0.2	1.7	-
Gain on embedded derivatives related to long term debt	-	-	(0.6)
	$0.8	$0.9	$2.4

A gain on cash flow hedges of $73.8 million was recorded under “other comprehensive income” in 2019 (loss of $10.1 million and gain of $43.7 million respectively in 2018 and in 2017).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2019 and December 31, 2018 were as follows:

Table 14

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	December 31, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,927.9)	$(6,317.7)	$(6,408.2)	$(6,391.5)
Derivative financial instruments[2]
Foreign exchange forward contracts	(2.1)	(2.1)	6.7	6.7
Cross-currency interest rate swaps	679.8	679.8	880.3	880.3

1 The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

2 The fair value of derivative financial instruments designated as cash flow hedges is an asset position of $635.5 million as of December 31, 2019 ($840.6 million in 2018) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of  $42.2 million as of December 31, 2019 ($46.4 million in 2018).

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2019, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions As of December 31, 2019, the provision for expected credit losses represented 2.5% of the gross amount of accounts receivable and contract assets (2.7% as of December 31, 2018), while 7.2% of trade receivables were 90 days past their billing date (11.7% as of December 31, 2018).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2019 and 2018:

	2019	2018
Balance at beginning of year	$20.5	$21.1
Changes in expected credit losses charged to income	18.8	19.6
Write off	(19.7)	(20.2)
Balance at end of year	$19.6	$20.5

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.3 years as of December 31, 2019 (5.1 years as of December 31, 2018) (see also “Contractual Obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2019, and to hedge its exposure on certain purchases of set-top boxes, gateways, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2019 is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10	$1.2	$38.8
Decrease of $0.10	(1.2)	(38.8)

A variance of $0.10 in the 2019 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $2.9 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2019.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2019, after taking into account the hedging instruments, long-term debt was comprised of 94.0% fixed-rate debt (76.2% in 2018) and 6.0% floating-rate debt (23.8% in 2018).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2019 was $3.2 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2019, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(1.5)	$(18.0)
Decrease of 100 basis points	1.5	18.0

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and loans to the parent Corporation. The capital structure as of December 31, 2019 and 2018 is as follows:

Table 15

Capital structure of Quebecor Media
(in millions of Canadian dollars)

	2019	2018
Bank indebtedness	$28.8	$24.3
Long-term debt	5,899.4	6,375.0
Lease liabilities	170.5	179.5
Derivative financial instruments	(677.7)	(887.0)
Cash and cash equivalents	(14.0)	(21.0)
Loans to parent Corporation	(701.1)	(596.1)
Net liabilities	4,705.9	5,074.7
Equity	$2,027.8	$1,406.4

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercompany transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this  stage of proceedings, management of the Corporation is of the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

There are also a number of other legal proceedings against the Corporation that are pending. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to those provisions.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retroactive reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

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

•                                operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•                                cable connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

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

•                                revenues derived from speciality film and television services are recognized when services are provided; and

•                                revenues from the distribution of audiovisual content are recognized when the content has been delivered and accepted in accordance with the conditions of the licence or distribution agreement.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•                                revenues from the sale or distribution of books and entertainment products are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•                                revenues from venue rental, ticket sales (including season tickets) and food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

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

The net book value of goodwill as at December 31, 2019 was $2.69 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2019 was $741.1 million.

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

The Corporation generally enters into the following types of derivative financial instruments.

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

The Corporation measures and records the effectiveness of its hedging relationships as follows.

•                                For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the hedged items’ cash flows.

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

Under hedge accounting, the Corporation applies the following accounting policies.

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

Provisions

Provisions are recognized when: (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation; and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected, that the plan will be carried out.

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

Provision for expected credit losses

The Corporation maintains a provision to cover anticipated credit losses from customers who are unable to pay their debts. The provision is reviewed periodically, considering the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions.

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

Contingent considerations and future conditional adjustments

Contingent considerations and future conditional adjustments arising from business acquisition or disposal are measured and accounted for at their fair value. The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations or the future conditional adjustments are based will be met in the future. The assessment of these contingent and conditional potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations or future conditional adjustments recognized and on any subsequent changes in fair value recorded in the consolidated statements of income.

Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the CRTC and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions and income taxes in the consolidated financial statements.

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

Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the term lease, less incentive payment received, using the Corporation’s incremental borrowing rate at that date or interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interests on lease liabilities are recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

Changes in accounting policies

(i)                           IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related lease liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation’s segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the 2018 and 2017 consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2018	2017
Purchase of goods and services	$(49.0)	$(46.6)
Depreciation and amortization	35.4	34.6
Financial expenses	11.0	12.5
Restructuring of operations, litigation and other items	(0.7)	0.3
Deferred income tax expense	0.9	(0.2)
Net income and comprehensive income	$2.4	$(0.6)

Net income and comprehensive income attributable to:
Shareholders	$2.2	$(0.5)
Non-controlling interests	0.2	(0.1)

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017
Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	135.6	159.0
Provisions	(1.5)	(1.4)
Lease liabilities[1,2]	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(6.5)	(7.4)
Deficit	18.1	20.3
Non-controlling interests	(0.2)	(0.4)

1                 The current portion of lease liabilities is $38.5 million as of December 31, 2018 and 42.0 million as of December 31, 2017.

2                 Includes a lease liability with the parent corporation of $35.0 million as of December 31, 2018 and $37.3 million as of December 31, 2017.

(ii)                        IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

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

anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•                  general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•                  the intensity of competitive activity in the industries in which Quebecor Media operates;

•                  fragmentation of the media landscape;

•                  new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•                  unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•                  Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•                  disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•                  labour disputes or strikes;

•                  interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and political instability in some countries;

•                  changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•                  Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•                  Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•                  interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other-factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission, as described under “Item 10. Additional Information — Documents on Display” in the Annual Report on Form 20-F.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A -                                Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 18, 2020:

Name and Municipality of Residence	Age	Position
THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D Montréal, Québec	81	Director and Chairman of the Board

SYLVIE LALANDE (3) Lachute, Québec	69	Director, Vice Chair and Lead Director

CHANTAL BÉLANGER, FCPA-FCGA, ASC (1) Blainville, Québec	67	Director

ANDRÉ P. BROSSEAU (1) (2) (3) Montréal, Québec	58	Director

MICHÈLE COLPRON Saint-Lambert, Québec	56	Director

LISE CROTEAU (3) Montréal, Québec	59	Director

ROBERT PARÉ (2) Westmount, Québec	65	Director

ÉRIK PÉLADEAU Lorraine, Québec	65	Director

NORMAND PROVOST (1) (2) Brossard, Québec	65	Director and Chair of the Audit Committee

PIERRE KARL PÉLADEAU Outremont, Québec	58	President and Chief Executive Officer

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	49	President and Chief Executive Officer, Videotron Ltd.

FRANCE LAUZIÈRE Town of Mount-Royal, Québec	53	President and Chief Executive Officer, TVA Group Inc. and Chief of Content, Quebecor Content

Name and Municipality of Residence	Age	Position
MARC M. TREMBLAY Westmount, Québec	59	Chief Operating Officer and Chief Legal Officer

HUGUES SIMARD Montréal, Québec	53	Chief Financial Officer

CHRISTIAN JETTÉ Repentigny, Québec	59	President, Publishing, Book Group, Quebecor and CEO, CEC Publishing Inc.

PATRICK JUTRAS Sainte-Julie, Québec	51	Senior Vice President and Chief Advertising Officer

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	40	Vice President and Treasurer

LYNE ROBITAILLE Laval, Québec	57	Senior Vice President, Newspapers, Magazines, Distribution and Printing and President and Publisher, Journal de Montréal

DENIS SABOURIN Outremont, Québec	59	Vice President and Corporate Controller

MARTIN TREMBLAY Québec, Québec	44	Chief Operating Officer, Quebecor Sports & Entertainment Group

MATHIEU TURBIDE Longueuil, Québec	49	Vice President, Digital Content, Quebecor and Vice President, NumériQ

(1)    Member of the Audit Committee

(2)    Member of the Executive Committee

(3)    Member of the Human Resources and Corporate Governance Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He has been Chairman of the Board of Quebecor and Videotron since June 19, 2014, and of Quebecor Media since May 8, 2018. He also acted as Chairman of the Board of Quebecor Media from June 2014 to February 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Until May 2019, Mr. Mulroney was a Director of Wyndham Worldwide Corporation. Mr. Mulroney serves as a Director of Acreage Holdings, Inc., and The Blackstone Group LP. He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Sylvie Lalande, Director, Vice Chair and Lead Director and Chair of the Human Resources and Corporate Governance Committee. Ms. Lalande has been a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017 and as Vice Chair on May 8, 2018. She was appointed as Chair of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media on May 12, 2016. She has been a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the Collège des administrateurs de sociétés of Université Laval. She was Chair of the Board of Capital régional et coopératif Desjardins from April 2017 to December 2019.

Chantal Bélanger, Director and member of the Audit Committee. Ms. Bélanger has been a Director and member of the Audit Committee of Quebecor, Quebecor Media and Videotron since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to December 2019, she was a director at Capital régional et coopératif Desjardins and the Vice President of its Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and a member of the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She has been a director of the Société de services financiers Fonds FMOQ Inc. since 2014 and Chair of the Audit Committee. She was a director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger is a fellow of the Québec CPA Order and holds a certificate in Corporate Governance from the Collège des administrateurs de sociétés at Université Laval. Ms. Bélanger has been the Chair of the Board of the CAS since 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director, member of the Audit Committee and of the Human Resources and Corporate Governance Committee, and Chair of the Executive Committee. Mr. Brosseau has been a Director and member of the Audit Committee of Quebecor, Quebecor Media and Videotron since May 12, 2016. He has also been a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD Digital Health Connections Group Inc. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

Michèle Colpron, Director. Ms. Colpron has been a Corporate Director of Quebecor and Quebecor Media since March 11, 2020. From 2000 to 2012, Ms. Colpron held various positions at the Caisse de dépôt et placement du Québec, including those of Senior Vice President of Financial Management, Vice President of Investment Administration, and Vice President of Finance and Administration — Private Equity. She has also held senior positions in overseas banks, serving as Chief Financial Officer of Merrill Lynch Bank (Suisse) S.A. and Finance and Human Resources Manager of Standard Chartered Bank (Switzerland) S.A. Ms. Colpron has been a member of the Boards of Directors of Fonds de solidarité FTQ since 2012, the Canada Infrastructure Bank since 2017, and the Investment Industry Regulatory Organisation of Canada since 2017. Ms. Colpron is a Fellow of the Québec CPA Order and is also a qualified corporate director duly accredited by Université Laval.

Lise Croteau, Director and member of the Human Resources and Corporate Governance Committee. Ms. Croteau has been a Director and member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since June 16, 2019. From 2015 to March 31, 2018, Ms. Croteau was Executive Vice President and Chief Financial Officer of Hydro-Québec. She joined Hydro-Québec in 1986, successively holding management positions, including serving as Acting President and Chief Executive Officer from May to July 2015. Ms. Croteau currently serves as a director, is the president of the Audit Committee and a member of the Investment Committee of Boralex Inc. Since May 2019, she has also served as a director and as a member of the Audit Committee of Total. S.A. Ms. Croteau has been a chartered professional accountant since 1984 and was named a Fellow of the Ordre des comptables agréés du Québec in 2008.

Robert Paré, Director and member of the Executive Committee. Mr. Paré has been a Director of Quebecor and Quebecor Media since June 19, 2014. Since February 2018, he has been a Strategic Advisor for the firm Fasken Martineau DuMoulin LLP where he held the position of Senior Partner specializing in governance and corporate and commercial law from February 1987 to January 2018. Mr. Paré has served on the Board of National Bank of Canada and its Conduct Review and Governance Committee since April 2018. He was a member of the Board and of the Compensation, Nominating and Corporate Governance Committee of ADF Group Inc. from 2009 to 2019 and of the Board and of the Nominating and Governance Committee and of the Human Resources and Compensation Committee of RONA Inc. from 2009 to 2016. Mr. Paré is currently a member of the Boards of the Institute of Corporate Directors of Canada and the Institute for Research in Immunology and Cancer (IRIC). Mr. Paré has a Bachelor’s degree in Law from Université Laval. He is a member of the Québec Bar.

Érik Péladeau, Director. Mr. Péladeau has been a Director of Quebecor Media since July 2015. He also served as a Director from January 2001 to September 2009. Mr. Péladeau has also been a Director of Quebecor since July 2015. He also served as a Director of Quebecor from 1988 to 2010 and as Vice Chairman of the Board for much of that period. Mr. Péladeau has been associated with different companies throughout the Quebecor group where he worked for more than 28 years. He also spearheaded the diversification of Quebecor’s digital content offerings with the creation of Quebecor Multimedia. Until June 2018, Mr. Péladeau was President of Groupe Lelys Inc., a company he acquired in 1984 which specializes in flexographic label printing. Mr. Péladeau is currently President of the holding company, Cie de Publication Alpha inc. Mr. Péladeau is active in many charitable organizations. Érik Péladeau is the brother of Pierre Karl Péladeau.

Normand Provost, Director, Chair of the Audit Committee and member of the Executive Committee. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He has also been a member of the Audit Committee of Quebecor, Quebecor Media and Videotron since June 2014 and as Chairman since May 2018. From May 2014 to December 2015, Mr. Provost was Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. From January 2018 to December 2019, he served as director of Investissement Québec, and was the Chair of its Risk Management Committee. In addition, he sits on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S. Since March 2015, Mr. Provost also sits on the Board of Directors and Chair the Investment Committee of Desjardins Financial Security. Since January 2019, Mr. Provost also serves as Chairman of the Board of Groupe Germain.

Pierre Karl Péladeau, President and Chief Executive Officer. Mr. Péladeau was appointed President and Chief Executive Officer of Quebecor and Quebecor Media on February 15, 2017. Prior to that, Mr. Péladeau entered politics in 2014. He ran as the Parti Québécois candidate in Saint-Jérôme riding and was elected to Québec’s National Assembly in April 2014. He became the party’s leader on May 15, 2015 and served as Leader of the Official Opposition in the National Assembly until May 2, 2016. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. Namely, Mr. Péladeau was a Director of Quebecor Media from August 2000 to March 2014 and of Quebecor from April 1992 until March 2014. In May 2013, he was appointed Chairman of the Board of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and was also appointed Vice Chairman of the Board of Directors of Quebecor. Mr. Péladeau was President and Chief Executive Officer of Quebecor Media and of Quebecor from April 2009 until May 2013. Mr. Péladeau has chaired numerous other boards of directors, namely La Fondation de l’entrepreneurship (2011-2014) and Hydro-Québec (2013-2014). Mr. Péladeau is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

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

Marc M. Tremblay, Chief Operating Officer and Chief Legal Officer. Mr. Tremblay was promoted Chief Operating Officer and Chief Legal Officer of Quebecor and Quebecor Media in January 2019. He was previously Senior Vice President, Chief Legal Officer and Public Affairs and Corporate Secretary, a position he held since September 2014. Prior to that date, he was Senior Vice President and Chief Legal Officer and Public Affairs of Quebecor Media, a position he held from October 2013. Prior to that date, Mr. Tremblay was Senior Vice President, Legal Affairs, a position he held from March 2012. Prior to that date, he was Vice President, Legal Affairs of Quebecor Media, a position he held as of March 2007. Prior to that date, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) for 22 years. He has been a member of the Québec bar since 1983.

Hugues Simard, Chief Financial Officer. Mr. Simard has been Chief Financial Officer of Quebecor and Quebecor Media since January 2019. Over a period of 20 years, from 1998 to 2017, he occupied a series of key positions with various Quebecor subsidiaries, including Senior Vice President and Chief Financial Officer of Videotron from 2014 to 2017, Senior Vice President, Development & Strategy of Quebecor Media, and Vice-President, Finance and Chief Financial Officer of Sun Media Corporation from 2007 to 2014. Between June 2017 and his return to Quebecor, Mr. Simard was Executive Vice President and Chief Financial Officer of Indigo Books & Music in Toronto. Mr. Simard holds an MBA from Harvard Business School and a Bachelor of Applied Science and Engineering degree from the University of Toronto.

Christian Jetté, President, Publishing, Book Group, Quebecor and CEO, CEC Publishing. Mr. Jetté has been President, Publishing of Quebecor’s Book Group, which includes the publishing houses Librex, Homme, Ville-Marie littérature and others, since 2013 and CEO of textbook publisher CEC Publishing since 2003. He also served as Vice President, finance of CEC Publishing from 1990 to 2003 and worked in distribution at Québec-Livres, a Quebecor subsidiary. Mr. Jetté holds a Bachelor’s degree in Business Administration from HEC Montréal and is a member of the Ordre des comptables professionnels agréés du Québec.

Patrick Jutras, Senior Vice President and Chief Advertising Officer of Quebecor and TVA Group. Mr. Jutras was appointed to his current position in September 2019. Prior to that date, he was Vice President, Digital Business Development at Videotron. From October 2016 to May 2019, he was Vice President, Sales at La Presse. He also worked for Bell Media as Senior Vice President, Sales and Operations. During his career, he was also a main management and strategy advisor at well-known companies such as Labatt and Nestlé. Mr. Jutras holds a Bachelor’s degree in Business Administration, marketing and international trade from Université du Québec in Montréal and a Certificate in negotiation and leadership from Harvard Law School.

Jean-François Parent, Vice President and Treasurer. Mr. Parent was promoted Vice President and Treasurer in December 2018 from his previous position as Senior Director Financing and M&A of Quebecor Media. Mr. Parent joined Quebecor Media in 2006 and has assumed various responsibilities in treasury, corporate finance and mergers and acquisitions since then. He has also been Vice President and Treasurer of Quebecor and Videotron since December 2018. Mr. Parent holds a M.Sc. in Finance from Université de Sherbrooke and is a member of the Montréal chapter of the CFA Institute and a member of the Ordre des comptables professionnels agréés du Québec.

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

Martin Tremblay, Chief Operating Officer, Quebecor Sports and Entertainment Group. Mr. Tremblay was appointed Chief Operating Officer, Quebecor Sports and Entertainment Group in August 2017. From 2012 to 2017, he held the position of Vice President, Public Affairs of Quebecor Media. He previously worked for several years in the Office of the Minister of the Environment, the Office of the Minister of Municipal Affairs and at the Office of the Mayor of the City of Montréal. Since January 2019, Mr. Tremblay is a member of the Board of Directors of ComediHa! Mr. Tremblay holds a Bachelor’s degree in international relations from Université du Québec in Chicoutimi.

Mathieu Turbide, Vice President, Digital Content, Quebecor and Vice President, NumériQ. Mr. Turbide joined Quebecor in 2002. He was a reporter and then assistant news editor at Le Journal de Montréal until 2012. He was then appointed digital content editor and oversaw the move into digital by Quebecor’s newspapers. Mr. Turbide is a career journalist who worked in radio, television and print media as a reporter, columnist and investigative journalist before joining Quebecor.

B -                                Compensation

Compensation of Directors

The table below indicates the compensation received by our Directors for the financial year ended December 31, 2019:

Compensation for the financial year ended December 31, 2019(1)	$
Chair of the Board(2)	390,000
Vice Chair of the Board and Lead Director	20,000
Base compensation of Directors	90,000
Chair of the Audit Committee	30,000
Chair of the Human Resources and Corporate Governance Committee	26,000
Members of the Audit Committee (except Chair)	15,000
Members of the Human Resources and Corporate Governance Committee (except Chair)	17,000
Members of the Executive Committee	5,000
Attendance fees (lump sum payment)	20,000

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

From January 1 to December 31, 2019, the amount of compensation (including benefits in kind) paid to our Directors for services in all capacities to Quebecor and Quebecor Media and its subsidiaries (other than TVA Group) was $1,531,365. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

For the financial year ended December 31, 2019, our senior executive officers, as a group, received aggregate compensation of $14.2 million for services they rendered in all capacities during 2019, which amount includes base salary, bonuses and benefits in kind.

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

During the year ended December 31, 2019, no options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries. During the year ended December 31, 2019, a total of 147,400 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $7.4 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2019, an aggregate total of 129,200 options were outstanding (of which 97,550 were vested at that date), with a weighted average exercise price of $65.41 per share.

No further grant of options is being contemplated for the near future.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant. Thus, when granting options in 2018 and 2019, the Board of Directors has determined that options would vest equally over three years with the first 33 1/3%  vesting on the third anniversary of the date of the grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. By signing the notice of grant they have received, holders of options have committed to obtaining Quebecor’s consent before exercising their right to purchase the shares for which they wish to exercise their options.

During the year ended December 31, 2019, 1,403,250 options to purchase Quebecor Class B Shares were granted to officers and employees of Quebecor Media and its subsidiaries. As of December 31, 2019, a total of 2,504,892 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $29.21 per share, were outstanding (none of which were vested at that date). The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2019 was $33.14.

TVA Group’s stock option plan

Under a stock option plan established by TVA Group, 2,200,000 TVA Group Class B Shares have been set aside for officers and employees of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of TVA Group Class B Shares on the Toronto Stock Exchange the day before the option is granted. Unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the TVA Group’s stock option plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised. By signing the notice of grant they have received, holders of options have committed to obtaining TVA Group’s consent before exercising their right to purchase the shares for which they wish to exercise their options. This consent is not required for options granted prior to 2018.

During the year ended December 31, 2019, 290,000 options to purchase TVA Group Class B Shares were granted to officers and employees of TVA Group. As of December 31, 2019, a total of 515,000 options to purchase TVA Group Class B Shares, with a weighted average exercise price of $2.43 per share, were outstanding (of which 28,000 were vested at that date). The closing sale price of the TVA Group Class B Shares on the TSX on December 31, 2019 was $1.48.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares and, in the case of the DSU plan, also on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares or TVA Group Class B shares. As of December 31, 2019, 158,855 DSUs based on Quebecor Class B shares, 54,030 DSUs based on TVA Group Class B shares and 117,972 PSUs based on Quebecor Class B Shares were outstanding.

TVA Group’s DSU and PSU plans

On July 10, 2016, TVA Group established a DSU plan and a PSU plan for its employees based on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B shares. As of December 31, 2019, 177,256 DSUs and 131,129 PSUs were outstanding.

For more information on the compensation plans described above, refer to note 24 to our audited consolidated financial statements for the year ended December 31, 2019 included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The higher pension benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $154,611. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $7,731 in respect of 2019. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2019 to provide the pension benefits to our senior executives, as a group, was $378,000. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 31 to our audited consolidated financial statements for the year ended December 31, 2019 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$154,611 or more	$30,922	$46,383	$61,844	$77,306	$92,767

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

Human Resources and Corporate Governance Committee

Our Human Resources and Corporate Governance Committee is composed of Ms. Sylvie Lalande, Ms. Lise Croteau and Mr. André P. Brosseau. Ms. Lalande is the Chair of our Human Resources and Corporate Governance Committee. Our Human Resources and Corporate Governance Committee was formed with the mandate to examine and decide upon our global compensation and benefits policies and those of our subsidiaries that do not have a Human

Resources and Corporate Governance Committee, including certain matters relating to compensation. Our Human Resources and Corporate Governance Committee is also responsible for the review, on an annual basis, of the compensation of our Directors, and of corporate governance matters.

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

D-           Employees

As of December 31, 2019, we had 10,038 employees on a consolidated basis. As of December 31, 2018 and 2017, we had 10,039 and 10,158 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2019:

Business segments	Total number of employees	Number of employees under collective bargaining agreements	Number of collective bargaining agreements
Telecommunications	6,493	3,734	5
Videotron	6,435	3,685	4
Other	58	49	1
Media	2,855	1,229	20
MediaQMI	275	154	6
TVA Group	1,873	915	7
Other	707	160	7
Sports and Entertainment	519	122	2
Corporate	171	—	—
Total	10,038	5,085	27

As of December 31, 2019, 51% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are party to 27 collective bargaining agreements:

•                  Videotron is party to four collective bargaining agreements representing 3,685 unionized employees. The collective bargaining agreement covering 2,950 unionized employees in the Montréal region expired on December 31, 2018. The negotiation phase is currently underway with this unit. There are also three collective bargaining agreements covering unionized employees in the Gatineau, Québec City and Saguenay regions, with terms running through August 31, 2020 (Gatineau), and December 31, 2021 (Québec City and Saguenay), respectively.

•                  One other collective bargaining agreement covering 49 unionized employees of our subsidiary, SETTE inc., expired on December 31, 2018. The negotiation phase is currently underway.

•                  MediaQMI is party to six collective bargaining agreements, representing 154 unionized employees. Of these six collective bargaining agreements, three have expired on December 31, 2019 and their renewal will soon be subject to phases of negotiation. The three other collective bargaining agreements will respectively expire on April 4, 2020, June 30, 2020 and December 31, 2020.

•                  TVA Group is party to seven collective bargaining agreements, representing 915 unionized employees. Negotiations related to three collective bargaining agreements, that expired in 2018, and 2019, are in progress or will be undertaken in 2020.

•                  Other subsidiaries of the Media segment are party to various collective agreements, representing 160 unionized employees:

Entities	Employees	Terms	Comments
RéseauQMI Mirabel — Office	45	12/31/2021	None
Mirabel — Expedition	16	12/31/2020	None
RéseauQMI Québec —Warehouse/Office	18	09/30/2021	None
Mirabel — Printing / Maintenance	55	05/05/2021	None
RéseauQMI Mirabel — Warehouse	26	12/31/2022	None

•                  Our Sports and Entertainment segment is party to two collective bargaining agreements, representing 122 unionized employees:

Entities	Employees	Terms	Comments
Édition CEC	30	12/31/2020	None
ADP - Sogides	92	12/31/2021	None

We currently have no labour disputes, nor do we currently anticipate any such labour dispute in the near future. We can neither predict the outcome of current or future negotiations relating to labour disputes, if any, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations.

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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A -                                Major Shareholders

Quebecor Media is a wholly owned subsidiary of Quebecor. The primary asset of Quebecor, a communications holding company, is its interest in us.

To the knowledge of our directors and officers and according to public information available, the only persons or companies which, as at March 11, 2020, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were Pierre Karl Péladeau, Fidelity Management & Research Company et als (“Fidelity”) and Mackenzie Financial Corporation (“Mackenzie”).

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	69,873,856	90.50%	829,040	0.47%	73.73%
Fidelity (1)	—	—	18,302,057	10.36%	1.93%
Mackenzie (2)	—	—	18,095,769	10.24%	1.91%

(1)    Based on an early warning report filed on SEDAR on August 12, 2019, the last publicly available information disclosing the share ownership in Quebecor of Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers LLC, FIL Limited, Crosby Advisors LLC, Fidelity SelectCo, LLC, Fidelity (Canada) Asset Management ULC, and FIL Limited and certain of its affiliates.

(2)    Based on Form 62-103F3 filed on SEDAR on September 10, 2019, the last publicly available information disclosing the share ownership in Quebecor of Mackenzie.

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

Operating transactions

During the year ended December 31, 2019, the Corporation made sales to affiliated companies in the amount of $3.8 million ($2.8 million in 2018 and 2017) and incurred expenses with affiliated companies in the amount of $7.0 million (none in 2018 and 2017), which are included in “Purchase of goods and services”. The Corporation also recorded $35.8 million in interest on loans ($14.8 million in 2018 and none in 2017) and incurred $2.4 million in interest on leases

($2.5 million in 2018 and $2.7 million in 2017) with the parent corporation. These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2019, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2018 and $2.2 million in 2017), and incurred management fees of $2.2 million ($2.5 million in 2018 and $2.7 million in 2017) with shareholders. These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

Tax transactions

In 2019, the parent corporation transferred $59.0 million of non-capital losses ($54.2 million in 2018 and none in 2017) to the Corporation in exchange for a cash consideration of $14.9 million ($13.9 million in 2018 and none in 2017). These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis and was accounted for at the consideration agreed between the parties.

D -                                Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A -                                Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2019 and 2018, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2019, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B -                                Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

C -                                Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2019, our issued and outstanding share capital was as follows:

79,377,062.24 common shares outstanding, all of which were held, directly or indirectly, by Quebecor.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2019, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2018, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2017, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $50 million and declared and made a distribution in the form of a reduction of paid-up capital of our common shares in the amount of $50 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

D -                                Selling Shareholders

Not applicable.

E -                                Dilution

Not applicable.

F -                                 Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A -                                Share Capital

In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2019, there were no issued and outstanding preferred shares.

B-           Memorandum and Articles of Association

On January 17, 2013, our Articles of Incorporation and the various Articles of Amendment were consolidated, as permitted by the Business Corporations Act (Québec). These Articles of Consolidation are filed as an exhibit to this annual report. In this description, we refer to our Articles of Consolidation as the “Articles”. The following is a summary of certain provisions of our Articles and our by-laws.

We were incorporated, in Canada, under Part IA of the Companies Act (Québec) as 9093-9687 Québec Inc. on August 8, 2000 under registration number 1149501992. Since its coming into force on February 14, 2011, we are governed by the Business Corporations Act (Québec). On August 18, 2000, a Certificate of Amendment was filed to change our name to Media Acquisition Inc. Our name was further changed to Quebecor Media Inc. on September 26, 2000. Our Articles do not describe our object and purpose.

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

(e)                                  Redemption provisions: None

(f)                                   Sinking fund provisions: None

(g)                                  Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

As long as there are Cumulative First Preferred Shares outstanding, we shall not, unless consented to by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Business Corporations Act (Québec), (a) create any other class of shares ranking pari passu or in priority to any outstanding series of the Cumulative First Preferred Shares, (b) voluntarily liquidate or dissolve our Corporation or execute any decrease of capital involving the distribution of assets on any other shares of our capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to any series of the Cumulative First Preferred Shares.

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

(f)                                   Sinking fund provisions: None.

(g)                                  Liability to capital calls by us: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

(f)                                   Sinking fund provisions: None.

(g)                                  Liability to capital calls by us: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

(f)                                   Sinking fund provisions: None.

(g)                                  Liability to capital calls by us: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

(f)                                   Sinking fund provisions: None.

(g)                                  Liability to capital calls by us: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

(f)                                   Sinking fund provisions: None.

(g)                                  Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

(f)                                   Sinking fund provisions: None.

(g)                                  Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

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

(f)                                   Sinking fund provisions: None.

(g)                                  Liability to capital calls by Quebecor Media: Our by-laws and the Business Corporations Act (Québec) provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)                                 Provisions discriminating against existing or prospective holders of Series E Shares: None.

3.                                      Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Cumulative First Preferred Shares” in section 2 above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Business Corporations Act (Québec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Business Corporations Act (Québec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval.

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

Our senior secured credit facilities currently provide for a $300,000,000 revolving credit facility (“Revolving Facility”) that matures on July 15, 2022 and a US$350,000,000 term credit facility (“Facility B”) which was reduced to zero and cancelled following its repayment in full on July 15, 2019. Our senior secured credit facilities also provide us with the ability to borrow up to an additional amount of $800,000,000 (minus the equivalent amount in Canadian dollars of Facility B as of August 1, 2013) under an uncommitted incremental facility (or increase to the Revolving Facility or Facility B), subject to absence of default and lenders being willing to fund the incremental amount. We may draw letters of credit under our Revolving Facility. The proceeds of our senior secured credit facilities may be used for our general corporate purposes.

Borrowings under the Revolving Facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or U.S. London Interbank Offered Rate (“LIBOR”), plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances under the Revolving Facility, the applicable margin is determined by our Leverage Ratio (as defined in our senior secured credit facilities) and ranges from 0.45% when this ratio is less than or equal to 2.25x to 1.75% when this ratio is greater than 4.5x. With regard to bankers’ acceptances and letters of credit under the Revolving Facility, the applicable margin ranges from 1.45% when our Leverage Ratio is less than or equal to 2.25x to 2.75% when this ratio is greater than 4.5x. With regard to LIBOR advances under the Revolving Facility, the applicable margin ranges from 1.45% when our Leverage Ratio is less than or equal to 2.25x to 2.75% when this ratio is greater than 4.5x. Specified commitment fees or drawing fees may also be payable. Borrowings under the Revolving Facility are repayable in full on July 15, 2022.

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

(j)                                    Indenture relating to $800,000,000 of Videotron’s 4½% Senior Notes due January 15, 2030, dated as of October 8, 2019, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On October 8, 2019, Videotron issued $800,000,000 aggregate principal amount of its 4½% Senior Notes due January 15, 2030, pursuant to an Indenture, dated as of October 8, 2019, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2030. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

Videotron’s senior credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, Videotron’s senior credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

(l)                                     Share Purchase Agreement dated as of May 8, 2018 among Québecor, Québecor Media and CDPQ.

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

We have not sought and will not seek any opinion of U.S. legal counsel or rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.

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

Market Discount and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, such U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of such U.S. Holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

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

Bond Premium

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the U.S. Holder is treated as having purchased the related notes with amortizable bond premium. A U.S. Holder generally may elect to amortize the premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a note. In the case of a C$ note, premium is computed in Canadian dollars. At the time amortized bond premium offsets interest income, foreign currency gain or loss (taxable as ordinary income or loss) will be realized on such amortized bond premium based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on the C$ note and the spot rate of exchange on the date on which the U.S. Holder acquired the C$ note. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of the note.

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

Foreign Currency Risk and Interest Rate Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S—dollar-denominated debt obligations outstanding as of December 31, 2019, and to hedge its exposure on certain purchases of set-top boxes, gateways, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2019, after taking into account the hedging instruments, long-term debt was comprised of 94.0% fixed-rate debt (76.2% in 2018) and 6.0% floating-rate debt (23.8% in 2018).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2019 was $3.2 million.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2019, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions As of December 31, 2019, the provision for expected credit losses represented 2.5% of the gross amount of accounts receivable and contract assets (2.7% as of December 31, 2018), while 7.2% of trade receivables were 90 days past their billing date (11.7% as of December 31, 2018).

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

Principal Repayments

As of December 31, 2019, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,

(in millions)

2020	44.9
2021	0.0
2022	1,048.2
2023	1,701.0
2024	779.4
2025 and thereafter	2,354.4
Total	$5,927.9

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2019.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2019, 2018 and 2017. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2019 are included in this annual report on Form 20-F.

Our Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2019, 2018 and 2017, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Audit Fees(1)	$2,349,459	$2,316,815	$2,557,984
Audit related Fees(2)	127,767	59,438	20,000
Tax Fees(3)	80,366	260,027	16,989
All Other Fees(4)	—	3,500	—
Total	$2,557,592	$2,639,780	$2,594,973

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

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2019, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

2.14

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.7 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.15

Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.16

Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.17

Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.18

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

2.19

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.20

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.21

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.22

Form of 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

Exhibit Number	Description

2.23

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

2.26

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

2.27

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.28

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.29

Form of 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.30

Form of Notation of Guarantee by the subsidiary guarantors of the 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.31

Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.32

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.19 above).

Exhibit Number	Description

2.33

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.20 above).

2.34

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.21 above).

2.35	Form of 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.37 below).

2.36	Form of Notation of Guarantee of the subsidiary guarantors of the 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.37 below).

2.37

Indenture, dated as of April 13, 2017, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.39 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 333-13792).

2.38

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.31 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.39	Form of 4½% Senior Notes due January 15, 2030 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.41 below).

2.40	Form of Notation of Guarantee of the subsidiary guarantors of the 4½% Senior Notes due January 15, 2030 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.41 below).

2.41	Indenture, dated as of October 8, 2019, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee.

2.42

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.21 above).

3.1

Written resolution adopted by the Shareholders of Quebecor Media on February 15, 2017 relating to the increase in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 333-13792).

4.1

Share Purchase Agreement dated as of May 8, 2018 among Québecor, Québecor Media and CDPQ (incorporated by reference to Exhibit 4.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 333-13792).

4.2

Fourth Amendment to the Amended and Restated Credit Agreement, dated as of February 15, 2019, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended (incorporated by reference to Exhibit 4.2 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 333-13792).

Exhibit Number	Description

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

4.12

Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.8), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.12 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 333-13792).

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

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

Exhibit Number	Description

8.1	Subsidiaries of Quebecor Media.

11.1

Code of Ethics (incorporated by reference to Exhibit 11.1 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 333-13792).

12.1

Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Hugues Simard, Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Hugues Simard, Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data Files.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard
Name: Hugues Simard
Title: Chief Financial Officer

March 25, 2020

QUEBECOR MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Quebecor Media Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. (the “Corporation”) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2019, the consolidated statements of equity as of December 31, 2019 and 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2019, 2018 and 2017, the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Adoption of IFRS 16

As discussed in Note 1 to the consolidated financial statements, January 1, 2019, the Corporation adopted, on a fully retrospective basis, IFRS 16, Leases. The impacts of the retroactive adoption on the comparatives consolidated financial figures are disclosed in the Note 1.

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

Montréal, Canada
March 11, 2020

1 CPA auditor, CA, public accountancy permit no. A120803

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))

Revenues	2	$4,293.8	$4,181.0	$4,125.1

Employee costs	3	698.2	696.6	706.2
Purchase of goods and services	3	1,712.7	1,703.0	1,753.1
Depreciation and amortization		751.2	753.3	739.9
Financial expenses	4	282.9	291.5	294.3
Loss on valuation and translation of financial instruments		0.8	0.9	2.4
Restructuring of operations, litigation and other items	5	28.6	29.1	17.5
Gain on sale of spectrum licences	6	—	—	(330.9)
Impairment of goodwill and intangible assets	7	—	—	43.8
Loss on debt refinancing	8	—	—	15.6
Income before income taxes		819.4	706.6	883.2
Income taxes:	9
Current		107.0	154.9	8.8
Deferred		108.5	12.6	132.2
		215.5	167.5	141.0

Income from continuing operations		603.9	539.1	742.2
Income from discontinued operations	32	97.5	3.8	18.2
Net income		$701.4	$542.9	$760.4

Income from continuing operations attributable to
Shareholders		$598.4	$536.5	$747.1
Non-controlling interests		5.5	2.6	(4.9)

Net income attributable to
Shareholders		$695.9	$540.3	$765.3
Non-controlling interests		5.5	2.6	(4.9)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))

Income from continuing operations		$603.9	$539.1	$742.2

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		73.8	(10.1)	43.7
Deferred income taxes		(2.8)	(5.7)	28.0
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	31	(69.0)	(6.8)	(3.2)
Deferred income taxes		18.4	1.9	0.9
Reclassification to income:
Gain related to cash flow hedges		(1.1)	—	—
Deferred income taxes		0.7	—	—
		20.0	(20.7)	69.4
Comprehensive income from continuing operations		623.9	518.4	811.6

Income from discontinued operations	32	97.5	3.8	18.2
Comprehensive income		$721.4	$522.2	$829.8

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$617.8	$515.6	$816.2
Non-controlling interests		6.1	2.8	(4.6)

Comprehensive income (loss) attributable to
Shareholders		$715.3	$519.4	$834.4
Non-controlling interests		6.1	2.8	(4.6)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2019 and 2018

(in millions of Canadian dollars)

	Equity attributable to shareholders				Equity
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	attributable to non- controlling interests	Total equity
	(note 23)			(note 25)

Balance as of December 31, 2017, as previously reported	$3,630.8	$1.3	$(1,113.0)	$(60.4)	$86.3	$2,545.0
Changes in accounting policies (note 1(b))	—	—	(20.3)	—	(0.4)	(20.7)
Balance as of December 31, 2017, as restated	3,630.8	1.3	(1,133.3)	(60.4)	85.9	2,524.3
Net income	—	—	540.3	—	2.6	542.9
Other comprehensive (loss) income	—	—	—	(20.9)	0.2	(20.7)
Dividends	—	—	(100.0)	—	(0.1)	(100.1)
Repurchase of shares	(611.1)	—	(928.9)	—	—	(1,540.0)
Balance as of December 31, 2018	3,019.7	1.3	(1,621.9)	(81.3)	88.6	1,406.4
Net income	—	—	695.9	—	5.5	701.4
Other comprehensive income	—	—	—	19.4	0.6	20.0
Dividends	—	—	(100.0)	—	—	(100.0)
Balance as of December 31, 2019	$3,019.7	$1.3	$(1,026.0)	$(61.9)	$94.7	$2,027.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))
Cash flows related to operating activities
Income from continuing operations		$603.9	$539.1	$742.2
Adjustments for:
Depreciation of property, plant and equipment	13	596.4	608.9	598.3
Amortization of intangible assets	14	116.7	105.5	103.8
Amortization of right-of-use assets	15	38.1	38.9	37.8
Loss on valuation and translation of financial instruments		0.8	0.9	2.4
Impairment of assets	5, 7	18.8	14.9	43.8
Gain on sale of spectrum licences	6	—	—	(330.9)
Loss on debt refinancing	8	—	—	15.6
Amortization of financing fees and long-term debt discount	4	7.9	6.8	6.9
Deferred income taxes	9	108.5	12.6	132.2
Other		(1.3)	(4.6)	7.0
		1,489.8	1,323.0	1,359.1
Net change in non-cash balances related to operating activities		(237.4)	135.8	(133.6)
Cash flows provided by continuing operating activities		1,252.4	1,458.8	1,225.5

Cash flows related to investing activities
Business acquisitions	10	(35.6)	(10.3)	(5.8)
Business disposals	32	260.7	—	—
Additions to property, plant and equipment	13	(501.3)	(549.2)	(598.6)
Additions to intangible assets	14	(496.9)	(197.4)	(141.9)
Proceeds from disposals of assets	6	4.2	9.4	620.7
Acquisition of tax deductions from the parent corporation	30	(14.9)	(13.9)	—
Loans to the parent corporation	17	(105.0)	(596.1)	—
Other		(30.3)	(11.3)	(10.6)
Cash flows used in continuing investing activities		(919.1)	(1,368.8)	(136.2)

Cash flows related to financing activities
Net change in bank indebtedness		4.5	24.3	(18.9)
Net change under revolving facilities	20	(595.6)	736.5	(209.3)
Issuance of long-term debt, net of financing fees	20	790.7	—	794.5
Repayment of long-term debt	8	(487.3)	(19.2)	(664.5)
Repayment of lease liabilities	21	(41.9)	(42.3)	(36.5)
Settlement of hedging contracts	8	90.0	(1.6)	16.6
Repurchase of Common Shares	23	—	(1,540.0)	(43.9)
Reduction of paid-up capital		—	—	(50.0)
Dividends		(100.0)	(100.0)	(50.0)
Dividends paid to non-controlling interests		—	(0.1)	—
Cash flows used in continuing financing activities		(339.6)	(942.4)	(262.0)

Net change in cash and cash equivalents from continuing operations		$(6.3)	$(852.4)	$827.3

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))

Net change in cash and cash equivalents from continuing operations		$(6.3)	$(852.4)	$827.3

Cash flows (used in) provided by discontinued operations	32	(0.7)	8.5	16.9

Cash and cash equivalents at the beginning of the year		21.0	864.9	20.7
Cash and cash equivalents at the end of the year		$14.0	$21.0	$864.9

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$5.1	$20.2	$863.2
Cash equivalents		8.9	0.8	1.7
		$14.0	$21.0	$864.9

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$17.8	$(17.7)	$(17.8)
Contract assets		(16.7)	(21.3)	(27.8)
Inventories		(32.1)	(4.3)	(3.2)
Accounts payable, accrued charges and provisions		(16.4)	33.6	(30.2)
Income taxes		(134.0)	134.2	(44.8)
Deferred revenues		(12.9)	(5.7)	(1.7)
Defined benefit plans		(14.9)	13.0	7.2
Other		(28.2)	4.0	(15.3)
		$(237.4)	$135.8	$(133.6)

Interest and taxes reflected as operating activities
Cash interest payments		$302.0	$300.2	$281.6
Cash income tax payments (net of refunds)		238.9	18.0	58.7

Non-cash investing transactions are presented in notes 13,14 and 15

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))
Assets

Current assets
Cash and cash equivalents		$14.0	$21.0	$864.9
Accounts receivable	11	558.2	562.1	543.0
Contract assets	18	168.3	144.4	132.8
Income taxes	9	19.1	4.8	29.3
Inventories	12	240.4	203.1	199.3
Other current assets		121.1	101.4	106.3
Assets held for sale	32	—	95.0	—
		1,121.1	1,131.8	1,875.6
Non-current assets
Property, plant and equipment	13	3,379.0	3,429.0	3,569.8
Intangible assets	14	1,444.0	1,135.3	983.1
Goodwill	16	2,692.9	2,678.3	2,695.8
Right-of-use assets	15	130.9	135.6	159.0
Derivative financial instruments	29	679.8	887.0	591.8
Deferred income taxes	9	34.3	51.8	33.2
Loans to the parent corporation	17	701.1	596.1	—
Other assets	18	240.4	201.5	185.0
		9,302.4	9,114.6	8,217.7
Total assets		$10,423.5	$10,246.4	$10,093.3

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))

Liabilities and equity

Current liabilities
Bank indebtedness		$28.8	$24.3	$—
Accounts payable, accrued charges and provisions	19	805.0	814.3	749.6
Deferred revenues		333.5	340.7	346.8
Income taxes	9	3.4	119.2	13.3
Current portion of long-term debt	20	44.9	56.6	19.1
Current portion of lease liabilities	21	34.0	38.5	42.0
Liabilities held for sale	32	—	6.6	—
		1,249.6	1,400.2	1,170.8
Non-current liabilities
Long-term debt	20	5,854.5	6,318.4	5,292.6
Lease liabilities	21	136.5	141.0	163.2
Derivative financial instruments	29	2.1	—	34.1
Deferred income taxes	9	820.8	738.2	716.7
Other liabilities	22	332.2	242.2	191.6
		7,146.1	7,439.8	6,398.2
Equity
Capital stock	23	3,019.7	3,019.7	3,630.8
Contributed surplus		1.3	1.3	1.3
Deficit		(1,026.0)	(1,621.9)	(1,133.3)
Accumulated other comprehensive loss	25	(61.9)	(81.3)	(60.4)
Equity attributable to shareholders		1,933.1	1,317.8	2,438.4
Non-controlling interests		94.7	88.6	85.9
		2,027.8	1,406.4	2,524.3
Commitments and contingencies	26, 28
Total liabilities and equity		$10,423.5	$10,246.4	$10,093.3

See accompanying notes to consolidated financial statements.

On March 11, 2020, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

On behalf of the Board of Directors,

(signed)	(signed)

The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	Normand Provost, Director

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

Years ended December 31, 2019, 2018 and 2017

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

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

These segments are managed separately since they all require specific market strategies. The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements. Segment income includes income from sales to third parties and inter segment sales. Transactions between segments are measured at exchange amounts between the parties.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2019, 2018 and 2019

(in millions of Canadian dollars)

			Sports and	Head Office and Inter-	Total
	Telecommunications	Media	Entertainment	segments	2019

Revenues	$3,480.4	$738.0	$192.2	$(116.8)	$4,293.8

Employee costs	398.6	228.6	38.6	32.4	698.2
Purchase of goods and services	1,278.4	434.6	146.3	(146.6)	1,712.7
Adjusted EBITDA[1]	1,803.4	74.8	7.3	(2.6)	1,882.9

Depreciation and amortization					751.2
Financial expenses					282.9
Loss on valuation and translation of financial instruments					0.8
Restructuring of operations, litigation and other items					28.6
Income before income taxes					$819.4

Additions to property, plant and equipment	$476.8	$21.8	$1.3	$1.4	$501.3
Additions to intangible assets	468.0	24.8	3.5	0.6	496.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2019, 2018 and 2019

(in millions of Canadian dollars)

			Sports and	Head Office and Inter-	Total
	Telecommunications	Media	Entertainment	segments	2018
					(restated, note 1(b))

Revenues	$3,382.0	$728.6	$182.1	$(111.7)	$4,181.0

Employee costs	387.1	234.4	38.8	36.3	696.6
Purchase of goods and services	1,279.3	434.2	132.8	(143.3)	1,703.0
Adjusted EBITDA[1]	1,715.6	60.0	10.5	(4.7)	1,781.4

Depreciation and amortization					753.3
Financial expenses					291.5
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations, litigation and other items					29.1
Income before income taxes					$706.6

Additions to property, plant and equipment	$513.2	$28.7	$1.5	$5.8	$549.2
Additions to intangible assets	190.2	4.8	3.5	(1.1)	197.4

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

Years ended December 31, 2019, 2018 and 2019

(in millions of Canadian dollars)

			Sports and	Head Office and Inter-	Total
	Telecommunications	Media	Entertainment	segments	2017
					(restated, note 1(b))

Revenues	$3,287.8	$769.9	$181.3	$(113.9)	$4,125.1

Employee costs	388.8	232.0	37.6	47.8	706.2
Purchase of goods and services	1,305.9	464.1	132.1	(149.0)	1,753.1
Adjusted EBITDA[1]	1,593.1	73.8	11.6	(12.7)	1,665.8

Depreciation and amortization					739.9
Financial expenses					294.3
Loss on valuation and translation of financial instruments					2.4
Restructuring of operations, litigation and other items					17.5
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and intangible assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$883.2

Additions to property, plant and equipment	$567.7	$29.4	$1.3	$0.2	$598.6
Additions to intangible assets	132.3	3.3	4.3	2.0	141.9

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

Years ended December 31, 2019, 2018 and 2017

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

Comparative figures for the years ended December 31, 2018 and 2017 have been restated to conform to the presentation adopted for the year ended December 31, 2019.

(b)           Changes in accounting policies

(i)            IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related lease liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2018	2017

Purchase of goods and services	$(49.0)	$(46.6)
Depreciation and amortization	35.4	34.6
Financial expenses	11.0	12.5
Restructuring of operations, litigation and other items	(0.7)	0.3
Deferred income tax expense	0.9	(0.2)
Net income and comprehensive income	$2.4	$(0.6)

Net income and comprehensive income attributable to:
Shareholders	$2.2	$(0.5)
Non-controlling interests	0.2	(0.1)

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)           Changes in accounting policies (continued)

(i)            IFRS 16 — Leases (continued)

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	135.6	159.0
Provisions	(1.5)	(1.4)
Lease liabilities1 2	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(6.5)	(7.4)
Deficit	18.1	20.3
Non-controlling interests	(0.2)	(0.4)

1          The current portion of lease liabilities is $38.5 million as of December 31, 2018 and $42.0 million as of December 31, 2017.

2          Includes a lease liability with the parent corporation of $35.0 million as of December 31, 2018 and $37.3 million as of December 31, 2017.

(ii)         IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements

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

Years ended December 31, 2019, 2018 and 2017

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

Years ended December 31, 2019, 2018 and 2017

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

•             operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•             cable connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

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

•             revenues derived from speciality film and television services are recognized when services are provided; and

•             revenues from distribution of audiovisual content are recognized when the content has been delivered and accepted in accordance with the conditions of the licence or distribution agreement.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

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

•             revenues from venue rental, ticket sales (including season tickets) and food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

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

Years ended December 31, 2019, 2018 and 2017

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

(j)              Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the term lease, less incentive payments received, using the Corporation incremental borrowing rate at that date or interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interests on lease liabilities are recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

(k)           Financial instruments

Classification, recognition and measurement

Most of financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value through other comprehensive income or through profit or loss. Contingent consideration or future conditional adjustments arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value recorded in the consolidated statements of income.

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

Years ended December 31, 2019, 2018 and 2017

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

Years ended December 31, 2019, 2018 and 2017

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

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)           Inventories (continued)

In particular, inventories related to audiovisual content are accounted for as follows:

(i)            Productions

Productions are accounted for at the lesser of cost and net realizable value. Cost includes direct employees and goods and services costs and general expenses allocated to each production. The production costs are charged to operating expenses when the productions are broadcast or using a method based on how future economic benefits from the productions will be generated.

(ii)         Broadcast and distribution rights

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the broadcast or distribution period begins and all of the following conditions have been met: (a) the cost of the licence for each program, movies, series or right to broadcast a live event is known or can be reasonably determined, (b) the programs, movies or series have been accepted or the live event is broadcast in accordance with the conditions of the licence agreement; (c) the programs, movies or series are available for distribution, first showing or telecast, or when the live event is broadcast.

Amounts paid for broadcast and distribution rights before all of the above conditions are met are recorded as prepaid rights.

Broadcast and distribution rights are charged to operating expenses when televisual products and movies are broadcast over the contract period, using a method based on how future economic benefits from those rights will be generated.

Estimates of future revenues used to determine the net realizable value of inventories related to audiovisual content are examined periodically by management and revised as necessary. The carrying value of the related inventories is reduced to the net realizable value, if necessary, based on this assessment.

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

Years ended December 31, 2019, 2018 and 2017

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

Years ended December 31, 2019, 2018 and 2017

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

Software is recorded at cost. In particular, internally generated intangible assets such as software and website development are mainly comprised of internal costs in connection with the development of assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins, and costs incurred prior to that stage are recognized as expenses.

Naming rights for the Videotron Centre in Québec City are recognized at cost.

Customer relationships and other intangible assets acquired through a business acquisition are recorded at fair value at the date of acquisition.

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

Years ended December 31, 2019, 2018 and 2017

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

•             prior service costs recognized at the earlier of (a) when the employee benefit plan is amended or (b) when restructuring costs are recognized and;

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

Years ended December 31, 2019, 2018 and 2017

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

•             the difference between actual return on plan assets and interest income on plan assets anticipated as part of the interest on net defined benefit liability or asset calculation and;

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

The Corporation also offers discounts on telecommunication services and health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

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

(ii)         Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheets. Key assumptions and a sensitivity analysis on the discount rate are presented in note 31.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)           Use of estimates and judgments (continued)

(iii)      Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. More specifically, an assessment of the probable outcomes of legal proceedings or other contingencies is also required. Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements, is presented in note 28.

(iv)     Contingent considerations and future conditional adjustments

Contingent considerations and future conditional adjustments arising from business acquisition or disposal are measured and accounted for at their fair value.  The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations and future conditional adjustments are based will be met in the future. The assessment of these contingent potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations or future conditional adjustments recognized and on any subsequent changes in fair value recorded in the consolidated statements of income.

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

(iii)      Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the Canadian Radio-television and Telecommunications Commission (“CRTC”) and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions and income taxes in the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

2.                REVENUES

	2019	2018	2017

Telecommunications
Internet	$1,114.3	$1,079.3	$1,030.9
Cable television	974.4	996.7	1,009.6
Mobile telephony	600.7	534.4	469.8
Cable telephony	341.1	368.6	397.8
Equipment sales	269.8	233.5	219.0
Other	180.1	169.5	160.7
Media
Advertising	339.8	352.4	390.2
Subscription	210.5	201.6	206.8
Other	187.7	174.6	172.9
Sports and Entertainment	192.2	182.1	181.3
Inter-segments	(116.8)	(111.7)	(113.9)
	$4,293.8	$4,181.0	$4,125.1

3.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))

Employee costs	$908.4	$895.9	$893.6
Less employee costs capitalized to property, plant and equipment and to intangible assets	(210.2)	(199.3)	(187.4)
	698.2	696.6	706.2
Purchase of goods and services:
Royalties, rights and creation costs	662.7	681.7	677.9
Cost of products sold	415.3	380.2	360.1
Service contracts	158.2	154.3	172.3
Marketing, circulation and distribution expenses	106.7	105.9	108.9
Other	369.8	380.9	433.9
	1,712.7	1,703.0	1,753.1
	$2,410.9	$2,399.6	$2,459.3

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

4.                FINANCIAL EXPENSES

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))

Interest on long-term debt	$298.2	$287.8	$274.7
Amortization of financing fees and long-term debt discount	7.9	6.8	6.9
Interest on lease liabilities [1]	10.3	11.0	12.5
Interest on net defined benefit liability	6.8	6.2	5.8
(Gain) loss on foreign currency translation on short-term monetary items	(2.2)	2.3	(2.0)
Interest from the parent corporation	(35.8)	(14.8)	—
Other	(2.3)	(7.8)	(3.6)
	$282.9	$291.5	$294.3

1          Includes interest on leases liabilities with the parent Corporation of an amount of $2.4 million in 2019 ($2.5 million in 2018 and $2.5 million in 2017).

5.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

In 2019, a net charge of $9.8 million was recorded relating mainly to various cost reduction initiatives across the Corporation (net charges of $14.2 million in 2018 and $17.5 million in 2017 which were related to cost reduction initiatives, developments in certain litigations, the migration of subscribers from analog to digital services in the Telecommunications segment and disposal of assets).

In 2019, an impairment charge on assets of $18.8 million was also recorded mainly in the Telecommunications segment as a result of restructuring initiatives ($14.9 million in 2018).

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

Years ended December 31, 2019, 2018 and 2017

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

8.                LOSS ON DEBT REFINANCING

2019

On July 15, 2019, Quebecor Media prepaid the balance outstanding under its term loan “B” credit facility and the related hedging contracts were unwound for a total cash consideration of $340.9 million. This transaction resulted in no gain or loss.

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

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

9.                INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.6% in 2019 (26.7% in 2018 and 26.8% in 2017) and income taxes in the consolidated statements of income:

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))

Income taxes at domestic statutory tax rate	$218.0	$188.7	$236.7
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(0.4)	(1.2)	(48.5)
Change in benefit arising from the recognition of current and prior year tax losses (notes 6 and 30)	—	(18.5)	(47.0)
Other	(2.1)	(1.5)	(0.2)
Income taxes	$215.5	$167.5	$141.0

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2019	2018	2019	2018	2017
		(restated, note 1(b))		(restated, note 1(b))	(restated, note 1(b))

Loss carryforwards	$1.8	$22.8	$17.4	$(8.0)	$3.6
Accounts payable, accrued charges, provisions and deferred revenue	8.1	13.9	5.8	0.6	1.4
Defined benefit plans	55.2	40.6	3.8	(3.2)	(1.9)
Contract assets	(58.8)	(54.3)	4.5	5.8	7.4
Property, plant and equipment	(480.7)	(471.7)	9.0	(16.4)	84.5
Goodwill, intangible assets and other assets	(301.8)	(233.4)	64.3	34.0	43.9
Long-term debt and derivative financial instruments	(26.3)	(21.0)	3.0	1.3	(7.4)
Other	16.0	16.7	0.7	(1.5)	0.7
	$(786.5)	$(686.4)	$108.5	$12.6	$132.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

9.                INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2019	2018
			(restated, note 1(b))

Balance at beginning of year		$(686.4)	$(683.5)
Recognized in income from continuing operations		(108.5)	(12.6)
Recognized in other comprehensive income		16.3	(3.8)
Acquisition of tax deductions	28	14.9	13.9
Business acquisitions		(4.1)	—
Discontinued operations and other		(18.7)	(0.4)
Balance at end of year		$(786.5)	$(686.4)

Deferred income tax asset		$34.3	$51.8
Deferred income tax liability		(820.8)	(738.2)
		$(786.5)	$(686.4)

As of December 31, 2019, the Corporation had loss carryforwards for income tax purposes of $14.9 million available to reduce future taxable income, that will expire between 2035 and 2039. These losses have been recognized. The Corporation also had capital losses of $445.8 million that can be carried forward indefinitely and applied only against future capital gains of which none were recognized.

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholders.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

10.         BUSINESS ACQUISITIONS

2019

•                    On February 13, 2019, TVA Group Inc. (“TVA Group”) acquired the companies in the Serdy Média inc. and Serdy Video Inc. groups, including the Évasion and Zeste specialty channels, for a total cash consideration of $23.5 million, net of cash acquired of $0.5 million. An amount of $1.6 million relating to certain post-closing adjustments was also paid during the third quarter of 2019. The acquired assets consist mainly of intangible assets and goodwill.

On April 1, 2019, TVA Group acquired the Incendo Media inc. group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. An amount of $0.6 million relating to certain post-closing adjustment was also received during the third quarter of 2019. The purchase price is subject to adjustments relating to the achievement of future conditions. The acquired assets consist mainly of intangible assets and goodwill.

2018

•                    In 2018, the Corporation acquired businesses, included in the Media segment and in the Sport and Entertainment segment, for a total cash consideration of $10.3 million.

2017

•                    In 2017, the Corporation acquired a business, included in the Sports and Entertainment segment, for a cash consideration of $0.2 million.

No amount of goodwill is deductible for tax purposes in 2019 ($0.6 million in 2018 and none in 2017).

11.         ACCOUNTS RECEIVABLE

	2019	2018

Trade	$461.0	$468.0
Other[1]	97.2	94.1
	$558.2	$562.1

1          Includes interest receivable from Quebecor of an amount of $10.6 million as of December 31, 2019 ($8.6 million in 2018).

12.         INVENTORIES

	2019	2018

Audiovisual content	$119.3	$94.1
Finished goods	93.5	88.8
Raw materials and supplies	27.6	20.2
	$240.4	$203.1

Cost of inventories included in purchase of goods and services amounted to $721.8 million in 2019 ($721.5 million in 2018 and $721.0 million in 2017). Write-downs of inventories totalling $6.3 million were recognized in purchase of goods and services in 2019 ($4.7 million in 2018 and $11.1 million in 2017).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

13.         PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecom-munication networks	Projects under development	Total

Cost

Balance as of December 31, 2017	$612.9	$1,751.2	$5,917.3	$46.2	$8,327.6
Additions	20.0	151.4	293.8	84.0	549.2
Net change in additions financed with accounts payable	—	1.8	(11.9)	13.3	3.2
Reclassification	2.1	3.1	41.5	(46.7)	—
Reclassification to assets held for sale	(84.0)	—	—	—	(84.0)
Retirement, disposals and other[1]	(6.6)	(35.3)	(231.5)	(5.8)	(279.2)
Balance as of December 31, 2018	544.4	1,872.2	6,009.2	91.0	8,516.8
Additions	22.5	107.8	252.5	118.5	501.3
Net change in additions financed with accounts payable	0.5	(6.0)	(5.4)	(4.5)	(15.4)
Reclassification	3.4	86.0	88.8	(105.7)	72.5
Retirement, disposals and other[1]	(3.5)	(74.7)	(17.9)	(2.3)	(98.4)
Balance as of December 31, 2019	$567.3	$1,985.3	$6,327.2	$97.0	$8,976.8

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

13.         PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecom-munication networks	Projects under development	Total

Accumulated depreciation and impairment losses

Balance as of December 31, 2017	$221.7	$1,221.7	$3,314.4	$—	$4,757.8
Depreciation	18.8	191.8	398.3	—	608.9
Reclassification to assets held for sale	(11.5)	—	—	—	(11.5)
Retirement, disposals and other[1]	(2.6)	(33.6)	(231.2)	—	(267.4)
Balance as of December 31, 2018	226.4	1,379.9	3,481.5	—	5,087.8
Depreciation	20.1	174.0	402.3	—	596.4
Retirement, disposals and other[1]	(2.4)	(70.2)	(13.8)	—	(86.4)
As of December 31, 2019	$244.1	$1,483.7	$3,870.0	$—	$5,597.8

Net carrying amount
As of December 31, 2018	$318.0	$492.3	$2,527.7	$91.0	$3,429.0
As of December 31, 2019	$323.2	$501.6	$2,457.2	$97.0	$3,379.0

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

14.         INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total

Cost

Balance as of December 31, 2017	$723.5	$927.1	$120.7	$120.1	$64.8	$1,956.2
Additions	—	100.9	2.6	—	93.9	197.4
Net change in additions financed with accounts payable	—	(3.5)	—	—	68.1	64.6
Reclassification to assets held for sale	—	—	(5.1)	—	—	(5.1)
Reclassification	—	50.4	—	—	(50.4)	—
Retirement, disposals and other	—	(7.2)	1.2	(8.0)	(9.6)	(23.6)
Balance as of December 31, 2018	723.5	1,067.7	119.4	112.1	166.8	2,189.5
Additions[1]	255.8	209.6	2.5	—	29.0	496.9
Net change in additions financed with accounts payable	—	(73.9)	—	—	62.7	(11.2)
Business acquisition	—	1.2	20.0	—	—	21.2
Reclassification	—	80.0	—	—	(152.5)	(72.5)
Retirement, disposals and other	—	(13.9)	(5.0)	—	(2.5)	(21.4)
Balance as of December 31, 2019	$979.3	$1,270.7	$136.9	$112.1	$103.5	$2,602.5

1          On April 10, 2019, Videotron acquired 10 spectrum licences in the 600 MHz band covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

14.         INTANGIBLE ASSETS (continued)

	Spectrum licences	Software	Customer relationships, naming rights and other	Broadcasting licences, trademarks and sport franchises	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2017	$247.7	$553.3	$61.5	$110.6	$—	$973.1
Amortization	—	96.5	9.0	—	—	105.5
Reclassification to assets held for sale	—	—	(3.5)	—	—	(3.5)
Retirement, disposals and other	—	(9.9)	(3.0)	(8.0)	—	(20.9)
Balance as of December 31, 2018	247.7	639.9	64.0	102.6	—	1,054.2
Amortization	—	105.2	11.5	—	—	116.7
Retirement, disposals and other	—	(7.5)	(4.9)	—	—	(12.4)
Balance as of December 31, 2019	$247.7	$737.6	$70.6	$102.6	$—	$1,158.5

Net carrying amount
As of December 31, 2018	$475.8	$427.8	$55.4	$9.5	$166.8	$1,135.3
As of December 31, 2019	$731.6	$533.1	$66.3	$9.5	$103.5	$1,444.0

The cost of internally generated intangible assets, mainly composed of software, was $651.8 million as of December 31, 2019 ($593.0 million as of December 31, 2018). For the year ended December 31, 2019, the Corporation recorded additions of internally generated intangible assets of $65.2 million ($43.4 million in 2018 and $70.5 million in 2017).

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, was $401.8 million as of December 31, 2019 ($360.6 million as of December 31, 2018). For the year ended December 31, 2019, the Corporation recorded $45.2 million in amortization on its internally generated intangible assets ($40.7 million in 2018 and $44.9 million in 2017). The net carrying value of internally generated intangible assets was $250.1 million as of December 31, 2019 ($232.4 million as of December 31, 2018).

Spectrum licences are allocated to the Telecommunications CGU, broadcasting licences are allocated to the Broadcasting CGU, trademarks are allocated to the Telecommunications and Magazines CGUs, while sport franchises are allocated to the Sports and Entertainment CGU.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

15.         RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets, which mainly relates to leases of premises and vehicles, are as follows:

	2019	2018
		(restated, note 1(b))

Cost
Balance at beginning of year	$320.3	$327.8
Additions financed with lease obligations	33.9	17.1
Retirement and other	(12.6)	(24.6)
Balance at end of year	341.6	320.3

Accumulated depreciation
Balance at beginning of year	184.7	168.8
Depreciation	38.1	38.9
Retirement and other	(12.1)	(23.0)
Balance at end of year	210.7	184.7

Net carrying amount	$130.9	$135.6

The Corporation do not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with the parent corporation of $20.7 million as of December 31, 2019 ($23.0 million as of December 31, 2018). The depreciation expense on leases with the parent Corporation was $2.3 million in 2019 ($2.3 million in 2018).

16.         GOODWILL

For the years ended December 31, 2019 and 2018, changes in the net carrying amount of goodwill are as follows:

	2019	2018

Cost
Balance at beginning of year	$5,671.1	$5,688.6
Business acquisitions	14.6	2.1
Reclassification to assets held for sale	—	(19.6)
Balance at end of year	5,685.7	5,671.1

Accumulated impairment losses
Balance at beginning and at end of year	2,992.8	2,992.8

Net carrying amount	$2,692.9	$2,678.3

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

16. GOODWILL (continued)

The net carrying amount of goodwill as of December 31, 2019 and 2018 was allocated to the following significant CGU groups:

	2019	2018
CGU groups

Telecommunications	$2,656.1	$2,656.1
Other[1]	36.8	22.2
Total	$2,692.9	$2,678.3

1          Includes mainly the CGUs related to Film and television activities, Book publishing and distribution activities, and Sports and Entertainment activities.

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

	2019		2018
CGU groups[1]	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications[2]	9.0%	2.5%	9.0%	2.5%
Other	11.0 to 14.0	(1.0) to 2.0	11.5 to 16.5	0.0 to 2.0

1          In 2019 and 2018, the recoverable amounts of all CGUs were based on value in use, using the discounted cash flow method.

2          The same recoverable amount used in the 2018 annual impairment test was used in 2019. Accordingly, pre-tax discount rate and perpetual growth rate are the same in 2019 and 2018.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunication CGU to eq ual its carrying value.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

17.         LOANS TO THE PARENT CORPORATION

On April 3, 2018, Quebecor entered into loan agreements with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $75.0 million non-revolving unsubordinated and unsecured loan and a $75.0 million non-revolving subordinated and unsecured loan.  The unsubordinated and subordinated loans bear interest at a rate of 5.25% and 5.50%, respectively, and mature in April 2021.  As of December 31, 2019, and 2018, Quebecor drew down the full amount on the loans.

On June 29, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $262.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in June 2021.  As of December 31, 2019, and 2018, Quebecor drew down the full amount on the loan.

On July 23, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $87.1 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.50% and maturing in July 2021.  As of December 31, 2019, and 2018, Quebecor drew down the full amount on the loan.

On September 28, 2018, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $175.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.75% and maturing in September 2021.  As of December 31, 2019, Quebecor drew down the full amount on the loan ($97.0 million in 2018).

On September 13, 2019, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $150.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.00% and maturing in September 2022. As of December 31, 2019, Quebecor drew down $27.0 million on the loan.

18.         OTHER ASSETS

	2019	2018

Contract assets[1]	$221.5	$204.9
Audiovisual content	174.0	137.1
Contract costs[2]	112.2	103.0
Other	74.8	48.4
	582.5	493.4
Less current portion of contract assets	(168.3)	(144.4)
Less current portion of audiovisual content (included in “Inventories”)	(119.3)	(94.1)
Less current portion of contract costs (included in “Other current assets”)	(54.5)	(53.4)
	$240.4	$201.5

1          Impairment loss on contract assets resulting from mobile contracts being cancelled prior their initial term amounted to $19.7 million in 2019 ($25.8 million in 2018 and $16.1 million in 2017), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

2          Amortization amounted to $63.6 million in 2019 ($63.2 million in 2018 and $59.4 million in 2017).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

19.         ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2019	2018

Trade and accruals	$575.1	$579.5
Salaries and employee benefits	145.8	139.0
Interest payable	56.5	49.9
Provisions	15.9	27.0
Stock-based compensation	11.7	18.9
	$805.0	$814.3

20.         LONG-TERM DEBT

	Effective interest rate as of December 31, 2019	2019	2018

Quebecor Media
Bank credit facility (i)	4.65%	$9.0	$451.7
Senior Notes (ii)		1,611.7	1,659.2
		1,620.7	2,110.9
Videotron (iii)
Bank credit facility (iv)	3.28%	89.3	742.0
Senior Notes (ii)		4,173.0	3,502.4
		4,262.3	4,244.4
TVA Group (iii)
Bank credit facility (v)	3.39%	44.9	52.9

Total long-term debt		5,927.9	6,408.2

Change in fair value related to hedged interest rate risk		9.1	2.5
Financing fees, net of amortization		(37.6)	(35.7)
		(28.5)	(33.2)
		5,899.4	6,375.0
Less current portion		(44.9)	(56.6)
		$5,854.5	$6,318.4

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT (continued)

(i)                       The bank credit facility of Quebecor Media provides for a $300.0 million secured revolving credit facility that matures in July 2022 and bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. This credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, and make other distributions. It is secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2019, the credit facility was secured by assets with a carrying value of $1,727.4 million ($1,714.6 million in 2018). An amount of $9.0 million was drawn on the secured revolving credit facility as of December 31, 2019 (none as of December 31, 2018). An amount of $451.7 million was outstanding as of December 31, 2018 on a term loan “B” prepaid in 2019 (note 8).

(ii)                    The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2019:

Principal amount			Annual nominal interest rate	Maturity date	Interest payable every 6 months on

Quebecor Media
US$	850.0		5.750%	January 15, 2023	June and December 15
	$500.0		6.625%	January 15, 2023	June and December 15

Videotron
US$	800.0		5.000%	July 15, 2022	January and July 15
US$	600.0		5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	June 15, 2025	April and October 15
	$375.0		5.750%	January 15, 2026	March and September 15
US$	600.0	[1]	5.125%	April 15, 2027	April and October 15
	$800.0	[2]	4.500%	January 15, 2030	April and October 15

1          The Notes were issued in April 2017 for net proceeds of $794.5 million, net of financing fees of $9.9 million.

2          The Notes were issued in October 2019 for net proceeds of $790.7 million, net of financing fees of $9.3 million.

(iii)                 The debts of these subsidiaries are non-recourse to Quebecor Media.

(iv)                The bank credit facility of Videotron provides for a $1,500.0 million secured revolving credit facility that matures in July 2023 and bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2019, the bank credit facility was secured by assets with a carrying value of $8,062.9 million ($7,748.9 million in 2018). The bank credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on Videotron’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2019, $89.3 million was drawn on the secured revolving credit facility ($742.0 million was drawn as of December 31, 2018).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

20.         LONG-TERM DEBT (continued)

(v)                   The bank credit facility of TVA Group provides for a secured revolving credit facility in the amount of $150.0 million that matures in February 2020 and bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by TVA Group’s leverage ratio. The bank credit facility contains covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends, or make other distributions. The credit facility is secured by liens on all of its movable assets and an immovable hypothec on its Head Office building. As of December 31, 2019, $44.9 million was drawn on the revolving credit facility (none as of December 31, 2018). An amount of $52.9 million was outstanding as of December 31, 2018 on a secured term loan repaid in 2019.

On February 21, 2020, TVA Group amended it secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions.

On December 31, 2019, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2020	$44.9
2021	—
2022	1,048.2
2023	1,701.0
2024	779.4
2025 and thereafter	2,354.4

Changes in long-term debt are as follows:

	2019	2018

Balance at beginning of year	$6,375.0	$5,311.7
Net change under revolving facilities, net of financing fees	(595.6)	736.5
Issuance of long-term debt, net of financing fees	790.7	—
Repayment of long-term debt	(487.3)	(19.2)
Foreign currency translation	(198.2)	342.0
Amortization of financing fees ang long-term debt discount	7.9	6.8
Change in fair value related to hedged interest rate risk	6.6	(3.3)
Other	0.3	0.5
Balance at end of year	$5,899.4	$6,375.0

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

21.         LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2019	2018
		(restated, note 1(b))

Balance at beginning of year	$179.5	$205.2
Lease obligations financing right-of-use assets	33.9	17.1
Repayments	(41.9)	(42.3)
Other	(1.0)	(0.5)
Balance at end of year	$170.5	$179.5

Lease liabilities with the parent corporation amounted to $32.7 million as of December 31, 2019 ($35.0 million in 2018).

Interest rates on lease liabilities ranged from 0.6% to 9.3% as of December 31, 2019 and 2018.

Repayments of lease liabilities over the coming years are as follows:

2020	$34.0
2021	26.1
2022	20.5
2023	17.6
2024	13.0
2025 and thereafter	59.3

22.         OTHER LIABILITIES

	Note	2019	2018
			(restated, note 1(b))

Defined benefit plans	31	$209.5	$153.3
Contingent considerations and future conditional adjustments		57.4	-
Other		65.3	88.9
		$332.2	$242.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

23.         CAPITAL STOCK

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

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2017	95,441,277	$3,630.8
Repurchase of shares	(16,064,215)	(611.1)
Balance as of December 31, 2019 and 2018	79,377,062	$3,019.7

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

24.         STOCK-BASED COMPENSATION PLANS

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

The following table gives details on changes to outstanding options for the years ended December 31, 2019 and 2018:

	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,562,892	$23.40	440,000	$12.31
Granted	1,343,250	31.61	1,242,892	26.52
Transferred[1]	290,000	13.24	—	—
Exercised	(590,000)	11.72	(100,000)	12.75
Cancelled	(201,250)	28.57	(20,000)	26.52
Balance at end of year	2,404,892	$29.20	1,562,892	$23.40

Vested options at end of year	—	$—	340,000	$12.17

1   These options were transferred from the parent corporation. The fair value of the liability at the transfer date is assumed by the parent corporation, while subsequent changes in the fair value is assumed by the Corporation.

During the year ended December 31, 2019, 590 000 stock options of Quebecor were exercised for a cash consideration of $6.3 million (100,000 stock options for $1.2 million in 2018).

As of December 31, 2019, exercise prices of all outstanding options are from $26.52 to $32.20 and the average of years to maturity is 9.1.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

24.         STOCK-BASED COMPENSATION PLANS (continued)

(a)           Quebecor plans (continued)

(ii)         Deferred share unit plan

The Quebecor DSU plan is for the benefit of Quebecor and the Corporation’s directors. Under this plan, each director receives a portion of his/her compensation in the form of DSUs, such portion representing at least 50% of the annual retainer which could be less upon reaching the minimum shareholding threshold set out in the policy regarding the minimum shareholding by directors. Subject to certain conditions, each director may elect to receive up to 100% of the total fees payable for services as a director in the form of units. The value of a DSU is based on the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the relevant date. DSUs will entitle the holders thereof to dividends, which will be paid in the form of additional units at the same rate as that applicable to dividends paid from time to time on Quebecor Class B Shares. Subject to certain limitations, the DSUs will be redeemed by the Corporation when the director ceases to serve as a director of the Corporation. For the purpose of redeeming units, the value of a DSU shall correspond to the fair market value of Quebecor Class B Shares on the date of redemption. As of December 31, 2019, the total number of DSUs outstanding under this plan was 124,875.

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

24.         STOCK-BASED COMPENSATION PLANS (continued)

(b)           Quebecor Media stock option plan (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2019 and 2018:

	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	318,400	$64.61	595,827	$62.84
Exercised	(147,400)	62.41	(263,227)	60.31
Cancelled	(41,800)	69.91	(14,200)	70.06
Balance at end of year	129,200	$65.41	318,400	$64.61

Vested options at end of year	97,550	$63.74	170,500	$61.07

During the year ended December 31, 2019, 147,400 of the Corporation’s stock options were exercised for a cash consideration of $7.4 million (263,227 stock options for $10.7 million in 2018).

As of December 31, 2019, exercise prices of all outstanding options are from $50.01 to $70.56 and the average of years to maturity is 4.5.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

24.         STOCK-BASED COMPENSATION PLANS (continued)

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

The following table gives details on changes to outstanding options for the years ended December 31, 2019 and 2018:

	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	340,000	$2.99	60,000	$6.85
Granted	290,000	2.05	280,000	2.16
Cancelled	(115,000)	3.13	—	—
Balance at end of year	515,000	$2.43	340,000	$2.99

Vested options at end of year	28,000	$6.85	36,000	$6.85

As of December 31, 2019, exercise prices of all outstanding options are from $2.05 to $6.85 and the average of years to maturity is 8.8.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

24.       STOCK-BASED COMPENSATION PLANS (continued)

(d)           Deferred share unit and performance share unit plans

Quebecor established a DSU plan and PSU plan for its employees and those of its subsidiaries based on Quebecor Class B Shares and, in the case of the DSU plan, also on TVA Group Class B Shares. TVA Group also established a DSU plan and a PSU plan for its employees based on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans.

As of December 31, 2019, 147,309 DSUs based on Quebecor Class B Shares, 223,653 DSUs based on TVA Group Class B Shares, 108,467 PSUs based on Quebecor Class B Shares and 131,129 PSUs based on TVA Group Class B Shares were outstanding under these plans. A cash consideration of $4.7 million was paid upon PSUs redemption in 2019.

(e)            Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans:

December 31, 2019	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	1.80%	1.79%	1.80%
Distribution yield	1.35%	1.00%	—%
Expected volatility	17.94%	14.53%	51.81%
Expected remaining life	5.1 years	1.1 years	4.9 years

December 31, 2018	Quebecor	Quebecor Media	TVA Group

Risk-free interest rate	2.05%	1.97%	2.06%
Distribution yield	0.77%	1.13%	—%
Expected volatility	17.93%	16.11%	47.07%
Expected remaining life	4.8 years	1.5 years	5.2 years

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

(f)             Liability of vested options

As of December 31, 2019, the liability for all vested options was $6.0 million as calculated using the intrinsic value ($14.2 million as of December 31, 2018).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

24.       STOCK-BASED COMPENSATION PLANS (continued)

(g)           Consolidated stock-based compensation charge

For the year ended December 31, 2019, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $11.4 million ($15.6 million in 2018 and $15.4 million in 2017).

25.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2016	$(86.2)	$(43.3)	$(129.5)
Other comprehensive income (loss)	71.7	(2.6)	69.1
Balance as of December 31, 2017	(14.5)	(45.9)	(60.4)
Other comprehensive loss	(15.8)	(5.1)	(20.9)
Balance as of December 31, 2018	(30.3)	(51.0)	(81.3)
Other comprehensive income (loss)	70.6	(51.2)	19.4
Balance as of December 31, 2019	$40.3	$(102.2)	$(61.9)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivative financial instruments designated as cash flow hedges. The balance is expected to reverse over a 7 1/4-year period.

26.         COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, broadcasting rights, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2020	$462.8
2021 to 2024	787.3
2025 and thereafter	422.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

27.         GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items in the consolidated balance sheets.

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

28.         CONTINGENCIES

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

There are also a number of other legal proceedings against the Corporation that are pending. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to those provisions

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

(a)           Description of derivative financial instruments

(i)            Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Videotron
Less than 1 year	1.3195	$139.2	US$	105.5

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)           Description of derivative financial instruments (continued)

(ii)         Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759

Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
				Bankers’ acceptance 3 months
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	+ 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross- currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2019 and 2018 are as follows:

	2019		2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(5,927.9)	$(6,317.7)	$(6,408.2)	$(6,391.5)
Derivative financial instruments[2]
Foreign exchange forward contracts	(2.1)	(2.1)	6.7	6.7
Cross-currency interest rate swaps	679.8	679.8	880.3	880.3

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

2          The fair value of derivative financial instruments designated as cash flow hedges is an asset position of $635.5 million as of December 31, 2019 ($840.6 million in 2018) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $42.2 million as of December 31, 2019 ($46.4 million in 2018).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)            Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2019, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2019, the provision for expected credit losses represented 2.5% of the gross amount of accounts receivable and contract assets (2.7% as of December 31, 2018), while 7.2% of trade receivable were 90 days past their billing date (11.7% as of December 31, 2018).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2019 and 2018:

	2019	2018

Balance at beginning of year	$20.5	$21.1
Changes in expected credit losses charged to income	18.8	19.6
Write-off	(19.7)	(20.2)
Balance at end of year	$19.6	$20.5

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)           Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.3 years as of December 31, 2019 (5.1 years as of December 31, 2018).

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

As of December 31, 2019, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$28.8	$28.8	$—	$—	$—
Accounts payable and accrued charges	789.1	789.1	—	—	—
Long-term debt[1]	5,927.9	44.9	1,048.2	2,480.4	2,354.4
Interest payments on long-term debt[2]	1,477.5	244.8	599.5	303.3	329.9
Lease liabilities	170.5	34.0	46.6	30.6	59.3
Interest payments on lease liabilities	55.0	8.7	13.0	9.0	24.3
Derivative financial instruments[3]	(607.8)	1.6	(236.6)	(397.8)	25.0
Total	$7,841.0	$1,151.9	$1,470.7	$2,425.5	$2,792.9

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2          Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2019.

3          Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on principal of debt denominated in U.S. dollars.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways and mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2019, and to hedge its exposure on certain purchases of set-top boxes, gateways and mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2019 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$1.2	$38.8
Decrease of $0.10	(1.2)	(38.8)

A variance of $0.10 in the 2019 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $2.9 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2019.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2019, after taking into account the hedging instruments, long-term debt was comprised of 94.0% fixed-rate debt (76.2% in 2018) and 6.0% floating-rate debt (23.8% in 2018).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2019 was $3.2 million.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2019, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.5)	$(18.0)
Decrease of 100 basis points	1.5	18.0

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and loans to the parent Corporation. The capital structure as of December 31, 2019 and 2018 is as follows:

	2019	2018

Bank indebtedness	$28.8	$24.3
Long-term debt	5,899.4	6,375.0
Lease liabilities	170.5	179.5
Derivative financial instruments	(677.7)	(887.0)
Cash and cash equivalents	(14.0)	(21.0)
Loans to the parent corporation	(701.1)	(596.1)
Net liabilities	4,705.9	5,074.7
Equity	$2,027.8	$1,406.4

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

30.         RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2019	2018	2017

Salaries and short-term benefits	$10.2	$9.9	$9.1
Share-based compensation	4.1	5.4	5.9
Other long-term benefits	1.3	1.2	8.5
	$15.6	$16.5	$23.5

Operating transactions

During the year ended December 31, 2019, the Corporation incurred expenses with affiliated companies in the amount of $7.0 million (none in 2018 and 2017), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $3.8 million ($2.8 million in 2018 and 2017). These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2019, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2018 and $2.2 million 2017), and incurred management fees of $2.2 million ($2.5 million in 2018 and $2.7 million in 2017) with shareholders. These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

Tax transactions

In 2019, the parent corporation transferred $59.0 million of non-capital losses ($54.2 million in 2018 and none in 2017) to the Corporation in exchange for a cash consideration of $14.9 million ($13.9 million in 2018 and none in 2017).These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

31.   PENSION PLANS AND POSTRETIREMENT BENEFITS

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

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

31.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2019 and 2018:

	Pension benefits		Postretirement benefits
	2019	2018	2019	2018

Change in benefit obligations
Benefit obligations at the beginning of the year	$1,283.2	$1,320.4	$71.4	$60.5
Service costs	30.4	36.4	2.3	2.1
Interest costs	51.4	46.0	2.6	2.8
Plan participants’ contributions	10.0	11.1	—	—
Actuarial loss (gain) arising from:
Financial assumptions	167.4	(75.7)	14.1	20.5
Demographic assumptions	6.4	—	0.3	(12.3)
Participant experience	(3.4)	(1.1)	(3.0)	(0.5)
Benefits and settlements paid	(66.7)	(55.1)	(1.6)	(1.7)
Plan amendments and other	1.9	1.2	(23.2)	—
Benefit obligations at the end of the year	$1,480.6	$1,283.2	$62.9	$71.4

Change in plan assets
Fair value of plan assets at the beginning of the year	$1,217.3	$1,267.3	$—	$—
Actual return on plan assets	155.9	(37.5)	—	—
Employer contributions	31.6	34.0	1.6	1.7
Plan participants’ contributions	10.0	11.1	—	—
Administrative fees	(2.4)	(2.5)	—	—
Benefits and settlements paid	(66.7)	(55.1)	(1.6)	(1.7)
Fair value of plan assets at the end of the year	$1,345.7	$1,217.3	$—	$—

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

31.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2019, the weighted average duration of defined benefit obligations was 15.5 years (15.6 years in 2018). The Corporation expects future benefit payments of $62.3 million in 2020.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2019	2018

Equity securities:
Canadian	16.5%	21.1%
Foreign	25.4	31.2
Debt securities	57.4	46.6
Other	0.7	1.1
	100.0%	100.0%

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

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2019	2018	2019	2018

Benefit obligations	$(1,480.6)	$(1,283.2)	$(62.9)	$(71.4)
Fair value of plan assets	1,345.7	1,217.3	—	—
Plan deficit	(134.9)	(65.9)	(62.9)	(71.4)
Asset limit and minimum funding adjustment	(11.7)	(16.0)	—	—
Net amount recognized[1]	$(146.6)	$(81.9)	$(62.9)	$(71.4)

1          The net liability recognized for 2019 is $209.5 million ($153.3 million in 2018) and is included in “Other Liabilities” (note 22).

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

31.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2019	2018	2017	2019	2018	2017

Actuarial (loss) gain on benefit obligations	$(170.4)	$76.8	$(78.0)	$(11.4)	$(7.7)	$15.8
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	107.9	(80.9)	59.1	—	—	—
Asset limit and minimum funding adjustment	4.9	5.0	(0.1)	—	—	—
Re-measurements (loss) gain recorded in other comprehensive income	$(57.6)	$0.9	$(19.0)	$(11.4)	$(7.7)	$15.8

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2019	2018	2017	2019	2018	2017

Employee costs:
Service costs	$30.4	$36.4	$33.9	$2.3	$2.1	$1.9
Plan amendments, administrative fees and other	4.4	3.7	3.0	(23.2)	—	—
Interest on net defined benefit liability	4.2	3.4	2.9	2.6	2.8	2.9
Net benefit costs (gain)	$39.0	$43.5	$39.8	$(18.3)	$4.9	$4.8

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

31.   PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $19.6 million in 2019 ($19.8 million in 2018 and $17.6 million in 2017).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $32.8 million in 2020, based on the most recent financial actuarial reports filed (contributions of $33.2 million were paid in 2019).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2019, 2018 and 2017 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2019	2018	2017

Benefit obligations
Rates as of year-end:
Discount rate	3.10%	3.90%	3.50%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.90%	3.50%	3.90%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used ranged from 59 to 62 years.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.60% at the end of 2019. These costs, as per the estimate, are expected to decrease gradually over the next 8 years to 5.50% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $21.3 million and the postretirement benefits obligation by $1.3 million as of December 31, 2019. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

32.         DISCONTINUED OPERATIONS

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centers operations for an amount of $261.6 million which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

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

The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statement of income and cash flows are as follows:

	2019	2018	2017

Revenues	$1.5	$19.8	$19.7
Expenses	1.2	14.6	14.8
Income taxes	—	1.4	1.3
Gain on disposal of businesses, net of income taxes	97.2	—	(14.6)
Income from discontinued operations	$97.5	$3.8	$18.2

	2019	2018	2017

Cash flows related to operating activities	$(0.7)	$10.4	$20.4
Cash flows related to investing activities	—	(1.9)	(3.5)
Cash flows (used in) provided by discontinued operations	$(0.7)	$8.5	$16.9

Components of assets and liabilities classified as held for sale in the consolidated balance sheet are as follows:

2018

Current assets	$1.3
Property, plant and equipment	72.5
Intangible assets and goodwill	21.2
Assets held for sale	95.0
Current liabilities held for sale	(6.6)
Net assets held for sale	$88.4

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

33.   NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION

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

Non-consolidated condensed statements of income and comprehensive income

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))
Revenues
Distributions in excess of the investments in subsidiaries	$311.7	$503.3	$—
Dividends	266.0	113.0	295.0
Management fees	56.4	59.2	58.8
Interest on loans to the parent corporation	35.8	14.8	—
Other	64.4	64.5	49.5
	734.3	754.8	403.3
General and administrative expenses	118.7	124.9	122.1
Depreciation and amortization	5.8	4.8	5.1
Financial expenses	111.1	107.0	131.2
Loss (gain) on valuation and translation of financial instruments	0.2	0.2	(0.7)
Loss on debt refinancing	—	—	10.4
Other	2.8	2.4	(10.9)
Income before income taxes	495.7	515.5	146.1
Income taxes (recovery)	41.6	(5.3)	0.5
Net income	454.1	520.8	145.6
Other comprehensive income (loss)	16.4	(3.9)	22.8
Comprehensive income	$470.5	$516.9	$168.4

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

33.         NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))
Cash flows related to operations
Net income	$454.1	$520.8	$145.6
Depreciation and amortization	5.8	4.8	5.1
Loss (gain) on valuation and translation of financial instruments	0.2	0.2	(0.7)
Amortization of financing fees and long-term debt discount	2.6	2.3	2.4
Loss on debt refinancing	—	—	10.4
Deferred income taxes	39.4	(5.3)	2.4
Other	2.2	0.2	2.4
Net change in non-cash balances related to operations	(31.2)	5.3	39.3
Cash flows provided by operations	473.1	528.3	206.9

Cash flows related to investing activities
Proceeds from disposal of subsidiaries	260.7	—	—
Net change in investments in subsidiaries	(46.4)	2,058.6	(8.5)
Acquisition of tax deductions from the parent corporation	(14.9)	(13.9)	—
Other	(7.3)	(6.0)	(8.5)
Cash flows provided by (used in) investing activities	192.1	2,038.7	(17.0)

Cash flows related to financing activities
Net change in bank indebtedness	10.2	5.7	(2.5)
Net change under revolving facilities, net of financing fees	8.6	—	—
Repayment of long-term debt	(434.3)	(3.6)	(336.7)
Repayment of lease liabilities	(1.2)	(1.0)	(0.6)
Settlement of hedging contracts	90.0	(1.6)	(1.6)
Repurchase of Common Shares	—	(1,540.0)	(43.9)
Dividends and reduction of paid-up capital	(100.0)	(100.0)	(100.0)
Net change in subordinated loans and notes payable — subsidiaries	(241.7)	2,322.0	66.0
Net change in convertible obligations, subordinated loans and notes receivable — subsidiaries	139.3	(2,664.0)	276.0
Net change in loans to the parent corporation	(105.0)	(596.1)	—
Net change in advances to or from subsidiaries	(24.3)	(19.6)	(15.4)
Cash flows used in financing activities	(658.4)	(2,598.2)	(158.7)

Net change in cash and cash equivalents	6.8	(31.2)	31.2
Cash and cash equivalents at the beginning of the year	—	31.2	—
Cash and cash equivalents at the end of the year	$6.8	$—	$31.2

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

33.         NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2019	2018
		(restated, note 1(b))
Assets
Current assets	$161.0	$144.2
Investments in subsidiaries at cost	524.0	477.8
Advances to subsidiaries	64.8	48.9
Convertible obligations, subordinated loans and notes receivable — subsidiaries	2,673.7	2,813.0
Loans to the parent corporation	701.1	596.1
Other assets	341.3	496.5
	$4,465.9	$4,576.5

Liabilities and equity
Current liabilities	$78.0	$88.8
Long-term debt	1,614.3	2,098.9
Advances from subsidiaries	130.4	138.8
Other liabilities	50.4	46.7
Subordinated loan and notes payable — subsidiaries	2,832.0	2,813.0
Equity attributable to shareholders	(239.2)	(609.7)
	$4,465.9	$4,576.5