Form 20-F
period 2020-12-31
QUEBECOR MEDIA INC
filed 2021-03-25
CIK 1156831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

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

☒          Yes          ☐          No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer,”accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this annual report, all references to our “Senior Notes” are references to, collectively, our 5¾% Senior Notes due 2023 originally issued on October 11, 2012 and our 6⅝% Senior Notes due 2023 originally issued on October 11, 2012.

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

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper or magazine and is measured by an independent survey conducted by Vividata. According to the Q3 2020 Vividata study (the “Vividata Study”), the most recent available survey for 2020, readership estimates are based on a multiplatform readership metric of the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper or magazine during a given period equal to the publication interval of the newspaper or magazine. Market share and audiometry information for French speaking viewers in the Province of Québec is based on a survey conducted by Numeris and referenced as Numeris – French Québec, January 1 to December 31, 2020, Mon-Sun, 2:00 – 2:00, All 2+.

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

Presentation of Financial Information

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicators

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS. We use these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), cash flows from operations and free cash flows from continuing operating activities, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of Adjusted EBITDA, cash flows from operations, free cash flows from continuing operating activities, revenue-generating unit (“RGU”) and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA, cash flows from operations and free cash flows from continuing operating activities to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2020.

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

•

disruptions to the network through which we provide our digital television, Internet access, mobile and wireline telephony and subscription-based OTT entertainment services (“Club illico”), and our ability to protect such services from piracy, unauthorized access or other security breaches;

•	labour disputes or strikes;

•

interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

•	the impact of emergency measures implemented by various levels of government;

•	changes in our ability to obtain services and equipment critical to our operations;

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

We face technological substitution across all our key business segments. Due to ongoing technological developments, the distinction between broadcasting, Internet and wireline and mobile telephony platforms is fading rapidly. For instance, content producers and providers are leveraging their content rights and pursuing strategies to deploy their own over-the-top (“OTT”) distribution platforms in order to reach consumers directly via the Internet. By doing so, content producers and providers are less dependent on content aggregators, such as Videotron. The Internet, including through mobile devices, provides an important broadcasting and distribution service. More specifically, an increasing number of our customers are using mobile devices as their primary means of video entertainment; therefore, in direct competition with our television and Internet access services. In addition, mobile operators, through the development of their mobile networks, offer wireless and fixed wireless Internet services, which compete with our Internet access service.

Due to the converging nature of technological advances, we expect increasing competition from non-traditional businesses, which may affect our overall business strategy and could adversely affect our business, financial condition and results of operations.

We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our television business, we compete against incumbent local exchange carriers (“ILECs”) and third party Internet access (“TPIA”) providers. Our primary ILEC and TPIA provider competitors have rolled out their own Internet protocol television (“IPTV”) service in the vast majority of the territory in which we operate.

The rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. Furthermore, the OTT content providers’ attractive price points (which are, in part, due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure, and are not subject to CRTC regulations) may make our traditional offer less appealing for our customers and may affect our ability to retain and acquire customers. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial condition and results of operations. Also, foreign OTT content providers with no Canadian place of business are not required to charge federal and provincial sales tax (except in Saskatchewan and Québec). Given that our clients, notably Club illico’s subscribers, must be charged GST when they purchase our services, we are at a competitive disadvantage.

Furthermore, we face competition from illegal providers of television services and illegal access to non-Canadian direct broadcast satellite (“DBS”) signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy).

In our Internet access business, we face competition from several resellers who have access to the wholesale TPIA service mandated by the CRTC. The recently revised wholesale rates, if upheld by the CRTC following a pending review and vary application, will provide TPIA providers with a cost structure that could lead to increased competition either from established TPIA providers or new entrants. These TPIA providers may also provide telephony and networking applications, and have entered the IPTV market. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where they have been particularly active and aggressively pricing their services. See also the risk factor “We are required to provide TPIA providers with access to our networks, which may result in increased competition.”

We also compete against other Internet service providers (“ISPs”) offering residential and commercial Internet access services as well as fixed wireless access and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, in certain cases offering download speeds comparable, or superior to ours. In addition, satellite operators such as Xplornet, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to our low and medium download speeds. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

Our wireline telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of Voice over Internet Protocol (“VoIP”) and cloud-based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our mobile telephony business, we compete against a mix of market participants, some of them active in our territory in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the decisions to be taken by the CRTC with regards to a new regulatory framework for mobile services stand to have a significant impact on our competitive environment, as we could see the emergence of non-facility-based operators (mobile virtual network operators “MVNOs”) with mandated access to the networks of facility-based operators. We may not be able to compete successfully in the future against existing and such potential new competitors; increased competition could have a material adverse effect on our business, prospects, revenues, financial condition, and results of operations.

Finally, many of our competitors are offering special bundling discounts to customers who subscribe to two or more of their services (television, Internet access, wireline and mobile telephony services). Should we fail to keep our existing customers and lose them to such competitors, we may end up losing a subscriber for multiple services as a result of our bundling strategy. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate, combined with the declining demand for certain traditional products, may affect our ability to raise the price of our products and services commensurately with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition and results of operations.

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

5G technology is evolving rapidly. Canada’s first standards-based commercial launches were announced in 2020 and 5G coverage will expand over the upcoming years. The 5G ecosystem operates on multiple frequency bands, including the 600 MHz spectrum acquired in 2019 by Videotron. However, 3.5 GHz spectrum is becoming a primary band for 5G mobile coverage. Innovation, Science and Economic Development Canada (“ISED”) is scheduled to hold an auction of 3.5 GHz frequencies beginning in June 2021. There is a risk that we may not be able to purchase the 3.5 GHz spectrum required to compete equally on network speeds and 5G capacity. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

In the past, we have required substantial capital for the upgrade, expansion and maintenance of our networks and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand and enhance our networks, systems and services, including expenditures relating to the deployment of LTE-Advanced/5G mobile technologies. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

We could be adversely impacted by pandemics, epidemics and other public health issues.

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. The overall impact on our business and activities is still uncertain and cannot be evaluated with precision despite recent developments relating to vaccines, considering future developments such as the spread of the virus, the expected date of termination of the crisis, the risks associated with potential future waves of the virus, its impact on consumer spending, labour shortages due to the virus, the continuing disruption in the supply chain and the effectiveness or the strictness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of the COVID-19 pandemic include the suspension of business activities deemed non-essential when needed, restrictions on the movement of personnel, the promotion of physical and social distancing, lockdown orders, border closures, travel bans, self-imposed quarantine periods, self-isolation, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to: (i) a reduction in demand for our products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship; (ii) a decline in revenues as a result of services provided at no cost to customers; (iii) a decline in access fees for speciality television services and exclusive on-demand content due to the postponement or cancellation of sporting events; (iv) the temporary suspension of most of our content production activities, a reduction in the availability of external content, and therefore a reduction in our ability to provide the content and programming that our customers expect; (v) downgrade or cancellation of customer services; (vi) issues delivering our products and services; (vii) lost revenues due to the significant economic challenges that small and medium-sized business customers are facing; (viii) lower advertising revenues and reduced film and audiovisual content activity in the Media segment; (ix) delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment; (x) uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers; (xi) additional capital expenditures, and uncertainty associated with costs, delays and the availability of resources required to maintain, upgrade or expand our network in order to accommodate increased network usage, and to expand our self-install and self-serve programs in order to attract new customers; (xii) unexpected increase of user data demand and increased pressure on our network capacity, which could negatively affect our network’s performance, availability, speed, consistency and our ability to provide services; (xiii) the ability of certain suppliers and vendors to provide products and services to us; (xiv) the impact of legislation, regulations and other government interventions in response to the COVID-19 pandemic; (xv) the negative impact on global credit and capital markets; and (xvi) the ability to access capital markets at a reasonable cost or at all. Any of these risks and uncertainties could have a material adverse impact on our business, prospects, results of operations and financial condition.

The outbreak of the COVID-19 pandemic has resulted in significant economic interventions by the federal, provincial, and municipal governments throughout Canada, which include, notably, grants, wage subsidies, incentives, increased assistance programs and loans, as well as temporary relief measures put in place by regulatory agencies to support certain economic activities, industries or major employers. There can be no assurance that these economic mitigation measures will continue at their present levels or at all, thereby resulting in our operations and financial condition being adversely affected.

Continuing growth in, and the converging nature of, wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, from the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; teleworking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We will have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum at a reasonable price or at all is dependent on the competition level as well as the spectrum auction timing and rules. In previous auctions, ISED has used, and we have benefited from, certain measures to support competition, which notably included set-asides and spectrum aggregation limits ensuring that a minimum amount of spectrum was effectively reserved for eligible facilities-based telecommunication service providers that were not national incumbent wireless carriers. There can be no assurance that these pro-competition measures will be used again by ISED in future auctions, or that we will be or remain eligible to benefit from such measures. If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

We have entered into roaming agreements with multiple carriers around the world, and have thereby established worldwide coverage for our customers. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably. In addition, if we are unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, our cost structure could materially increase, and, consequently, our business, prospects, revenues, financial condition and results of operations could be adversely affected.

We could be adversely impacted by the increasing proportion of bring-your-own-device (“BYOD”) customers with no fixed-term contracts.

Given rising costs and marginal technological advancements in mobile devices, consumers tend to keep their mobile devices for longer periods of time, thereby increasing the proportion of wireless customers without fixed term contracts. Such customers are under no contractual obligation to remain with a specific carrier for a fixed term. Moreover, customers who bring their own device receive wireless services without entering into fixed term contracts. In addition, new technologies now embedded in a growing number of mobile devices, including the eSIM or embedded-SIM, will, once widely adopted, allow customers to switch between carriers without the use of a carrier-provided SIM card. This could have a material adverse effect on our churn rate and, consequently, on our business, prospects, revenues, financial condition and results of operations.

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

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multiplatform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, enhancing our advanced broadband network, developing high quality and premium content, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, any restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have an adverse effect on our reputation, business, financial condition, prospects, and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

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

We could be adversely impacted by consumer trends to abandon traditional telephony and television services.

The recent trend towards mobile substitution (when users cancel their wireline telephony services and opt exclusively for mobile telephony services) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services allowing customers to stream directly from broadcasters and OTT content providers. Consequently, we may not be successful in converting our existing wireline telephony and television subscriber base to our mobile telephony services, our Internet access services or our OTT entertainment platforms, which could have a material adverse effect on our business, prospects, revenues, results of operations and financial condition.

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

We have made and are continuing to make significant investments in an effort to develop our Sports and Entertainment business. Some of these investments require significant expenditures and management attention. The success of such investments involves numerous risks that could adversely affect our growth and profitability, including the following risks: that investments may require substantial financial resources that otherwise could be used in the development of our other businesses; that we will not be able to achieve the benefits we expect from our investments in the same timeline as our other businesses; and, specifically with regards to the Videotron Centre, that we might not be able to maximize its profitability due to the fact that we do not have a main tenant nor operate in a major market, which makes it harder to attract international talents.

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

We depend on key personnel and our inability to attract and retain skilled employees may have an adverse effect on our business, prospects, results of operations and financial condition.

Our success depends to a large extent on the continued services of our senior management and our ability to attract and retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, deploy and retain such employees could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, in order to implement and manage our businesses and operating strategies effectively, we must sustain a high level of efficiency and performance, maintain content quality, continually enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

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

Advertising revenue is the primary source of revenue for our Media segment. As a result of those structural changes, competition for advertising spend in traditional media comes mainly from digital media technologies, which have introduced a wide variety of media distribution platforms for consumers and advertisers. These new competitors also include digital advertising giants with greater financial resources and a controlling share of the online advertising market, thus reducing demand in some segments of our traditional media advertising inventories. In addition, foreign digital advertising giants currently operate in Canada without being subject to its fiscal environment, therefore increasing our competitive disadvantage. Furthermore, the international consolidation of advertising agencies is disrupting the demand model as some of our clients now negotiate through these consolidated positions, therefore putting additional pressure on market prices.

The continuous technological improvements to the Internet and the access to unlimited data, combined with higher download speeds, may continue to divert a portion of our Media segment business’ existing customer base from traditional media to digital media technology, which could adversely impact the demand for our services. The ability of our Media segment to succeed over the long-term depends on various factors, including our ability to attract advertisers and consumers to our own digital platforms. In addition, even if successful, we can provide no assurance that we will be able to recover the costs associated with the implementation of these digital initiatives through incremental revenues, cash flows or profitability.

As the media market continues to change and fragment, we expect our readership, circulation and audience to reduce and our advertising revenues, our business, prospects, results of operations and financial condition could be materially adversely affected.

Finally, our revenues and operating results in these businesses depend on the relative strength of the economy in our principal markets, as well as the strength or weakness of local, regional and national economic factors. Since a significant portion of our advertising revenues is derived from retail, automotive and consumer packaged goods sector advertisers, weakness in these sectors has had, and may continue to have, an adverse impact on the revenues and results of operations of our Media segment.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The financial performance of our television, Club illico and mobile services depends in large part on our ability to distribute a wide range of appealing video programming on our platforms and on our ability to produce and acquire original content on an ongoing basis.

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

Increased competition in the television industry from local and foreign OTT content providers with access to substantial financial resources may result in a competitive disadvantage from a content perspective and may have a material adverse effect on our business, prospects, revenues financial conditions and results of operations. Notably, on September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years, while not required to charge provincial (except in Saskatchewan and Québec) and federal sales taxes or to contribute financially to the Canadian traditional television business model or Internet infrastructure. This arrangement may exert upward pressure on content price.

Furthermore, on November 3, 2020, the federal government introduced Bill C-10 which proposes to amend the Broadcasting Act (Canada) (the “Broadcasting Act”) in order to include foreign OTT content providers in Canada’s regulatory framework. Similarly to Netflix’s arrangement, such bill would force them to promote Canadian cultural products and make material expenditures in order to support local cultural production. If adopted, this bill could put an even greater pressure on the price of content.

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

We provide our television, Internet access, wireline telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our television, Internet access, wireline telephony and mobile telephony services through a primary headend and a series of local headends in our single clustered network. Despite available emergency backup or replacement sites, automatic failover systems, and disaster recovery measures, a failure in our primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our networks until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

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

We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data contained and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed and maintain systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breaches relating to such data that we store or process or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

On June 12, 2020, Québec’s Minister of Justice introduced Bill 64, An Act to modernize legislative provisions as regards the protection of personal information. The purpose of this bill is to modify the obligations of public bodies and private sector enterprises by modernizing the framework applicable to the protection of personal information. On November 17, 2020, Canada’s Minister of Innovation, Science and Industry, introduced Bill C-11, the Digital Charter Implementation Act, 2020, which will create new and enhanced obligations for private-sector organizations. If passed, these bills are expected to impose new obligations on us and add important deterrent powers to the authorities in charge of their application. Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. We do not expect compliance with this legislation to threaten our business, but we may incur significant costs to update our security systems, processes and controls, which could have a material adverse effect on our financial condition.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

Although we have implemented and regularly review and update processes and procedures to protect against customers and business service interruption, unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our systems, infrastructure, networks and processes, we cannot assure that our systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against unauthorized access by third-parties or errors by employees or by third-party suppliers. We are also at risk from increasingly sophisticated phishing attacks, SIM swaps, fraudulent ports and other types of frauds. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

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

We may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our networks, digital programming, and Internet access services. We use encryption technology to protect our television signals and OTT service from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our networks, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair our wireline and mobile services as well as our fibre-optic connectivity business.

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

We are dependent upon our information technology systems and those of certain third parties. The inability to maintain and enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories with potential geopolitical risk. Furthermore, our business relies on the use of numerous distinct information technology systems, billing systems, sales channels, databases as well as different rate plans, promotions and product offerings, which make our operations increasingly complex and may unfavourably impact our response time to market trends and the risk of billing or service errors. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products, and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operations without interruption; all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

We have entered into strategic relationships with service providers to ensure that the technology we adopt and invest in is the best in class in our industry. An inability to maintain these relationships or difficulties implementing our technology roadmap could result in higher capital requirements, prolonged development timelines and substandard performance of our products and services.

Products and services supplied to us by third-party suppliers may contain latent security issues, including, but not limited to, software and hardware security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues may result in significant customer dissatisfaction, loss of revenues, and could adversely impact our results of operations and financial condition.

 We depend on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include end-user terminals such as set-top boxes, gateways, Wi-Fi routers, mobile telephony handsets, network equipment such as wireline and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, external cloud-based services and network functions, services and operational software, the “backbone” telecommunications network for our Internet access, telephony services and mobile services; and construction services for the expansion of and upgrades to our wireline and wireless networks. These services, platforms and equipment are available from a single or limited number of suppliers and therefore we face the risks of supply disruption, including due to geopolitical events, external events such as climate change related impacts, epidemics, pandemics or other health issues, business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

Moreover, as there is a limited number of manufacturers of mobile devices and customer premises equipment (“CPE”), there is a risk that we will not be able to maintain agreements for their existing supply on commercially reasonable terms. The rising mobile device and CPE costs, in a price-sensitive market, could negatively impact our revenues, financial condition and results of operations, as we may not be able to pass on to customers a corresponding increase in the price of our products. Furthermore, some of our competitors benefit from higher purchasing volumes which provide them the ability to negotiate better prices from manufacturers.

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

We rely on our intellectual property, such as copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other third parties, to use various technologies, conduct our operations and sell our products and services. Legal challenges to our intellectual property rights, or the ones of third party suppliers, and claims of intellectual property infringement by third parties could require that we enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of our businesses as currently conducted. We may need to change our business practices if any of these events occur, which may limit our ability to compete effectively and could have an adverse effect on our results of operations. In the event that we believe any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from our businesses. Moreover, if we are unable to obtain or continue to obtain licenses from our vendors and other third parties on reasonable terms, our businesses could be adversely affected.

Piracy and other unauthorized uses of content are made easier, and the enforcement of our intellectual property rights is made more challenging, by technological advances. The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. We may not have the ability in certain jurisdictions to adequately protect intellectual property rights. Moreover, others may independently develop processes and technologies that are competitive to ours. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Unauthorized use of our intellectual property rights may increase the cost of protecting these rights or reduce our revenues. We cannot be sure that any legal actions against such infringers will be successful, even when our rights have been infringed.

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

Health threats to our employees resulting from epidemics, pandemics or other health issues could adversely affect our business, assets, financial conditions, results of operations and reputation.

The COVID-19 pandemic has accelerated our adoption of a remote work policy establishing guidelines for our employees when working from home. Remote work arrangements of our employees and those of certain of our suppliers could introduce additional operating risks including, but not limited to, confidentiality risks, privacy risks, information security risks, health and safety risks and impair our ability to manage our business. This situation could also result in an increase in the number of legal proceedings and other claims related to the pursuit of our activities outside of our usual premises.

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

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2020, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us and our subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2020, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $597.1 million on a consolidated basis (assets of $625.5 million and liabilities of $28.4 million). These swaps and forward contracts were contracted with large Canadian and American banks. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

Some of our debt has a variable rate of interest linked to various interest rate benchmarks, such as the London Inter-Bank Offered Rate (“LIBOR”) or the Canadian Dollar Offered Rate (“CDOR”). It is expected that interest rates benchmarks such as LIBOR and CDOR will be reformed or will be discontinued and replaced with alternative interest rate benchmark rates which meet new regulatory and market requirements. The consequence of this development cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness.

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, pandemics, epidemics and other health issues, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to maintain a cash balance until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial condition and prospects.

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

If we determine to sell individual properties or other assets or businesses, we will benefit from the net proceeds realized from such sales. However, our revenues may suffer in the long term due to the disposition of a revenue-generating asset, the timing of such dispositions may be poor, causing us to fail to realize the full value of the disposed asset or the terms of such dispositions may be overly restrictive to us or may result in unfavorable post-closing price adjustments if some conditions are not met, all of which may diminish our ability to repay our indebtedness at maturity.

Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

The competition for retail locations and the consolidation of independent retailers may adversely affect the customer reach of our telecommunications business’ sale network.

The competition to offer products in the best available commercial retail spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers, in major retail chains and convenience stores, via telemarketing campaigns and via home delivery to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and places us at a competitive disadvantage, which could have an adverse effect on our business, prospects, results of operations and financial condition.

The rising adoption of web-based and application-based channels may adversely affect the customer reach of our telecommunications business’ sales network.

To better meet the changing habits and expectations of consumers and businesses, our telecommunications business’ competitors are rapidly developing digital platforms, which allow them to sell and distribute their products on web-based or application-based channels and to shift customer interaction to digital platforms driving more self-help, self-install and self-service. If we do not succeed in implementing and pursuing our own digital strategy and fail to evolve our customer experience in line with customers’ demands, this could place us at a competitive disadvantage, which could have an adverse effect on our business, prospects, results of operations and financial condition.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, prospects, results of operations and financial condition.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Our wireless and wireline operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

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

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. On August 15, 2019, the CRTC introduced a flat rate for wholesale Internet access independent of access speed and also ordered that new access and capacity rates be applied retroactively to March 31, 2016. Those new proposed rates are substantially lower than interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016, to December 31, 2019. A coalition of cable companies (including Videotron) has filed an application with the CRTC to review and vary its rating decision. The implementation of the new rates has been suspended while this application is considered. If the CRTC’s decision is ultimately upheld in its current form, it will significantly reduce Videotron’s wholesale Internet service revenues. In addition, it will significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could lead to a loss of subscribers, affect our ability to recover our costs of providing these services, reduce our incentives to invest in our networks and have a material adverse effect on our ability to successfully compete.

ISED may not renew Videotron’s mobile spectrum licenses on acceptable terms, or at all.

Videotron’s AWS-1 licenses were renewed in December 2018 for a 20-year term. A public consultation to determine the license fees to be paid during the renewal term has not yet been initiated.

Videotron’s other spectrum licenses, including in the AWS-3, 700 MHz, 2500 MHz and 600 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, we expect that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

We own, through our subsidiaries, certain properties located on partially remediated former landfills. The operation and ownership of these properties carry inherent risks of environmental and health and safety liabilities, including for personal injuries, property damage, release of hazardous materials, remediation and clean-up costs and other environmental damages. We may, from time to time, be involved in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on our business, financial condition and results of operations.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2020, we had $5.73 billion of consolidated long-term debt (long-term debt plus bank indebtedness). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2020, we had approximately $1.85 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2020, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

Although we have registered certain series of our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our Senior Notes by prospectus in Canada or other jurisdictions outside the United States, and, accordingly, the Senior Notes remain subject to restrictions on resale and transfer in Canada and other jurisdictions outside the United States. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

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

We are controlled by Quebecor Inc. and its interests may differ from those of holders of the Senior Notes.

All of our issued and outstanding common shares are directly and indirectly held by Quebecor. As a result, Quebecor controls our policies and operations. The interests of Quebecor, as our controlling shareholder, may conflict with the interests of the holders of our outstanding Senior Notes. In addition, actions taken by Quebecor, as well as its financial condition, matters over which we have no control, may affect us.

Quebecor’s Class B Shares have one vote per share, while Quebecor’s Class A Shares have 10 votes per share on all matters to be voted on by shareholders of Quebecor, with the exception of matters where the holders of shares of a single class are entitled to vote separately. As of December 31, 2020, approximately 74.30% of the combined voting power of all outstanding shares of Quebecor is controlled by a majority shareholder, and the exercise of the voting rights attached to those shares makes it possible to decide or significantly influence all issues submitted to a shareholder vote, including the election of directors and approval of significant corporate transactions, such as amendments to Quebecor’s articles, mergers, amalgamations, or the sale of all or substantially all of its assets.

The holders of Quebecor’s Class A Shares may also have interests that differ from those of the holders of our outstanding Senior Notes and may vote in a way which may be adverse to the interests of the holders of our outstanding Senior Notes. This concentration of voting power may have the effect of delaying, preventing, or deterring a change in control of Quebecor and could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

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

Since December 31, 2017 we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through our direct and indirect subsidiaries, including, among others, the following:

•

On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

•

On February 11, 2021, following the close of the period covered by this annual report, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions. On February 21, 2020, TVA Group had lowered the size of the facility from $150.0 million to $75.0 million and amended certain terms and conditions.

•

On February 10, 2021, following the close of the period covered by this annual report, we announced the acquisition of Les Disques Audiogramme inc. The addition of the largest independent French-language record label in North America positions us to continue supporting talented Québec artists and disseminating and promoting Québec music.

•

On January 22, 2021, following the close of the period covered by this annual report, Videotron issued $650.0 million aggregate principal amount of 3⅛% Senior Notes maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of $5.9 million. Videotron intends to use the proceeds for general corporate purposes, including, without limitation, for the repayment of a portion of its current debt.

•

On December 15, 2020, Videotron announced the launch of its 5G network, with service to be phased in first in the City of Montréal and then rolled out in other parts of Québec. This state-of-the-art technology offers customers faster upload and download speeds and supports the introduction of new applications.

•

From March 13, 2020, through June 30, 2020, and from December 20, 2020 through January 3, 2021, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13 to June 30, 2020, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.

•

On June 17, 2020, we announced the acquisition of the Théâtre Capitole in Québec City. The acquisition of the unique, hundred-year-old, 1,300-seat venue will enhance the Québec City entertainment scene.

•

On May 4, 2020, we launched QUB musique, the first streaming platform designed and produced in Québec. Accessible via a mobile application and on the web, QUB musique offers a catalogue of over 60 million songs available on demand, as well as hundreds of playlists created by local curators.

•

On December 13, 2019, Videotron announced that Samsung Electronics Co. Ltd. (“Samsung”) had been chosen as its partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area.

•

On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•

On August 27, 2019, Videotron launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and support for home automation, all tailored to customer needs and preferences.

•	On July 15, 2019, we prepaid the balance of our term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

•

On April 10, 2019, Videotron purchased ten blocks of low-frequency spectrum in the 600 MHz band during ISED’s commercial mobile spectrum auction. The licenses, which cover Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas, were acquired for $255.8 million.

•

On April 1, 2019, TVA Group closed the acquisition of the companies in the Incendo Media Inc. group, a Montréal-based producer and distributor of television products for international markets for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. A first repayment of $3.4 million on the balance payable was made in the fourth quarter of 2020. An amount of $0.6 million relating to certain post-closing adjustments was also received in the third quarter of 2019.

•

On February 15, 2019, we amended our $300.0 million secured revolving credit facility to extend the maturity to July 2022. Some of the terms and conditions related to this credit facility were also amended.

•

On February 13, 2019, TVA Group closed the acquisition of the companies in the Serdy Média inc. group, which owned and operated the Évasion and Zeste specialty channels, along with the companies in the Serdy Video Inc. group, for a total consideration of $23.5 million, net of acquired cash of $0.5 million. Post-closing adjustments of $1.6 million were also paid in the third quarter of 2019. The transaction was announced on May 1, 2018 and received CRTC approval on January 14, 2019.

•

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $30.8 million, net of income taxes of $4.7 million, was recorded as certain adjusting conditions were achieved. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows.

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

B -            Business Overview

Overview

We are one of Canada’s leading telecommunications and media companies, with activities in mobile and wireline telephony, Internet access, television, OTT video services, business telecommunication solutions, broadcasting, soundstage and equipment rental, audiovisual content production and distribution, newspaper publishing and distribution, digital news and entertainment platforms, music streaming, book and magazine publishing and distribution, music production and distribution, out-of-home advertising, operation and management of a world-class arena and entertainment venue, ownership and management of Québec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through our Videotron subsidiary, we are a leading mobile and wireline communications service provider. We also hold leading positions through our Media segment and our Sports & Entertainment segment in the creation, promotion and distribution of entertainment and news, and in related Internet services that are designed to appeal to audiences in every demographic category. We continue to pursue a convergence strategy to capture synergies within our portfolio of properties and to leverage the value of our content across multiple distribution platforms.

Our subsidiaries operate in the following business segments: Telecommunications, Media and Sports & Entertainment.

Competitive Strengths

Leading Market Positions

We are a leading cable operator in Canada and the largest in the Province of Québec, in each case based on the number of wireline RGUs. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. In the mobile telephony segment, we estimate that the Videotron brand currently holds the second largest market share in the geographic areas it serves while it captured the largest market share in terms of gross subscriber additions in 2020. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including our Videotron-branded stores and kiosks, as well as our Videotron authorized dealers, assist us in marketing and distributing our advanced telecommunications services, such as Internet access, television and mobile telephony, on a large-scale basis. We are also a leading provider of telecommunications services to the small-medium business (“SMB”) market of enterprises consisting of 1-100 employees in the Province of Québec. We operate Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market based on the average readership estimates survey published by the Vividata Study. Through our TVA Group subsidiary, we are the largest private sector broadcaster of French-language entertainment, news and public affairs programs in North America in terms of market share and the leading French-language magazine publisher in the Province of Québec.

Diverse Media Platform

Our diverse media platform allows us to extend our market reach and cross-promote our brands, platforms and content. In addition, it allows us to provide advertisers with an integrated solution for multi-platform advertising. We can leverage our content, management, sales and marketing and production resources to provide superior information and entertainment services to our customers.

Differentiated Bundled Services and New Products

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services, products and content, including IPTV, digital television, Internet access, Video-On-Demand (“VOD”), Club illico and other interactive television services, as well as residential and commercial wireline telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our high-speed Internet access service which enables our customers to download data at a speed higher than currently offered by standard DSL technology. We also offer one of the widest ranges of French-language programming in Canada.

On September 13, 2018, Videotron launched Fizz, a mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, as well as a fully digital experience focused on simplicity, autonomy and sharing, thus enhancing traditional mobile and Internet services. It has been developed to respond to the technological needs and behaviours of Generation Z and millennials and to expand our market share in this market segment.

On August 27, 2019, Videotron unveiled Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration of content from, certain third-party Internet applications, such as Netflix and YouTube. Videotron has also launched two mobile applications for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere. Cloud DVR technology is offered in substantially all of our markets. Cloud DVR technology allows video customers to record programming via their set-top boxes using cloud-based servers and view those recordings on mobile devices via the Helix app.

Advanced Broadband Network

We are able to leverage our advanced broadband network, to offer a wide range of advanced services, such as IPTV digital television, VOD, Internet access and wireline telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will continue to be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 80% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico and Fizz, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, technology, telecommunications, media, sports and entertainment. Under the leadership of our senior management team, we have, among other things, improved penetration of our Internet access service, our subscription-based OTT entertainment service and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network and upgrade to LTE-A and 5G technologies.

Our Strategy

Our objective is to increase our revenues and profitability by leveraging the convergence and growth opportunities presented by our portfolio of leading media assets. We attribute our strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of our strategy include:

•

Build on our position as a telecommunications leader with our mobile telephony network. We provide an offering of advanced mobile telecommunications services to consumers and small-, medium- and large-sized businesses that are based on effective, reliable technology, diverse and relevant content and unambiguous business policies. The deployment of our LTE-A and 5G networks is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information.

•

Leverage growth opportunities and convergence of content, platforms and operations. We are the largest private sector French-language programming broadcaster in North America, a leading producer of French-language programming, the leading French-language newspaper publisher in the Province of Québec for daily paid newspapers and a leading French-language digital news, sports and entertainment network in the Province of Québec. As a result, we are able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable us to provide advertisers with integrated advertising solutions. We are able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. We continue to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by our various publications and television channels to our other media platforms, the sharing of editorial content between our various businesses composing our Media segment, the acquisition and subsequent sharing of content between our various businesses, the development of a strong live event-oriented segment through our Sports and Entertainment segment, including the Videotron Centre, our two QMJHL hockey franchises, the broadcast of hockey games on our TVA Sports channels following an agreement with Rogers Communications Inc. (“Rogers”) and the National Hockey League (“NHL”) whereby TVA Sports became the NHL’s official French-language broadcaster in Canada, the broadcast of soccer games on our TVA Sports channels following our agreement with the Club de Foot Montréal (formerly, the Montréal Impact) and MLS whereby TVA Sports became the exclusive broadcaster of the Club de Foot Montréal games in French, and the integration of advertising assets with the creation of our sales services through Quebecor Media Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

•

Introduce new and enhanced products and services. We expect a significant portion of the revenue growth in our Telecommunications segment to be driven by the introduction of new products and services (including Fizz and Helix) and by the continuing penetration of products and services such as Internet access, mobile telephony and OTT video services, as well as UHD television, VOD, and interactive television content of our digital television, Internet and mobile platforms. We believe that the continued penetration rate of these products and services will result in increased ABPU, and we are focusing sales and marketing efforts on the bundling of these value-added products and services.

•

Cross-promote brands, platforms and content. The geographic overlap of our telecommunications, media and sports and entertainment operations enables us to cost effectively promote and co-brand our media properties. We will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.

•

Leverage geographic clustering. Our Videotron subsidiary holds cable licenses that cover approximately 80% of the Province of Québec’s estimated 3.7 million premises. Geographic clustering facilitates bundled service offerings and, in addition, allow us to tailor our offerings to certain demographic markets. We aim to leverage the highly clustered nature of our systems to enable us to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty.

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

•

Diversification of Revenues.In our Media segment, we believe that diversifying our revenue streams, which are heavily dependent on the advertising carried by our conventional television network, is critical to future growth and profitability and we will thus continue to explore investments in businesses that are expected to diversify our revenue streams as a growth strategy.

Telecommunications

Through Videotron, we are a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline RGUs, as well as a leading provider of mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 80% of the Province of Québec’s estimated 3.7 million premises. The deployment of our LTE-A and 5G wireless networks and our enhanced offering of mobile communication services for residential and business customers will allow us to further consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader. Our products and services are supported by the latest coaxial, fibre-optic and wireless technologies. Through roaming agreements with hundreds of domestic and international network operators, our customers benefit from extensive coverage in Canada and throughout the world.

We own a 100% voting and 100% equity interest in Videotron.

Products and Services

Videotron currently offers to its customers wireline services, mobile telephony services, OTT video services and business telecommunications services.

Wireline Services

Our coaxial and fibre-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including Internet access, digital multiplatform television, wireline telephony and selected interactive services.

•

Helix Services. Our IPTV service, Helix, is based on the Comcast Xfinity X1 platform and is built around voice-controlled assistant technology. Helix offers a smarter and more powerful Wi-Fi coverage, an enhanced TV experience through IP technology, seamless integration of Web content platforms and home automation features. We have also launched two mobile apps for our Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere.

•

Internet Access. Leveraging our advanced cable infrastructure, we offer Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 400 Mbps to more than 96% of our homes passed. As of December 31, 2020, we had 1,796,800 Internet access customers, representing 60.0% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 49.0% as of December 31, 2020.

•

Television. We currently have installed headend equipment connected to a unified fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital gateway in the customer’s home and premises. In accordance with CRTC regulations, we offer a basic package including basic television channels, access to VOD and an interactive programming guide. Furthermore, most of our custom packages include the basic package and audio channels providing digital-quality music. We were the first to extend our digital television offering allowing customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2020, we had 1,475,600 customers for our digital television service, representing 49.3% of our total homes passed.

•

Video-On-Demand. VOD service enables our customers to rent content from a library of movies, documentaries and other programming through their digital gateway, computer, tablet or mobile phone. Our customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television or mobile app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico and Helix catalog as well as third party catalogs such as Netflix, and YouTube(provided customers have a subscription with such service), including VOD titles, live television broadcasts or recorded shows, and allow customers to transfer it directly and seamlessly from their mobile devices to their television.

•

Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events, such as sports events, and comedy shows based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that allow our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

•

Wireline Telephony. We offer wireline telephony service to our residential customers using VoIP technology. As of December 31, 2020, we had 924,700 subscribers to our wireline telephony service, representing a penetration rate of 30.9% of our homes passed.

Club illico

Our subscription-based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts). In its efforts to offer original content to its customers, Club illico funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 592 million viewings since its launch in 2013, making it a key player in the Québec on-demand video entertainment landscape. On November 15, 2017, Videotron launched the Club illico mobile application. As of December 31, 2020, 199,600 customers had downloaded this application.

On December 31, 2020, the Club illico service had 469,700 subscribers.

Mobile Services

Videotron is a key player in the Province of Québec in delivering a range of innovative wireless network technologies and services. Our wireless services are offered under the Videotron and Fizz brands and provide consumers and businesses with the latest wireless devices, services, and applications including: mobile high-speed Internet access; wireless voice and enhanced voice features; device protection; in-store expert advice; text messaging; e-mail; global voice and data roaming; and advanced wireless solutions for businesses.

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

Videotron has a total of 130 MHz of mobile spectrum in most regions of Québec and 90 MHz in the Ottawa area, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz and 2500 MHz bands. During 2020, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years.

As of December 31, 2020, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2020, there were 1,481,100 lines activated on our wireless network, representing a year-over-year increase of 150,600 lines (11.3%).

Business Telecommunications Services

Videotron Business is a premier full-service telecommunications provider servicing small, medium and large sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunications segment. Products and services include mobile telephony, Internet access, telephony and television solutions, as well as fibre connectivity, private network connectivity, Wi-Fi, managed services and security solutions. The depth of our service offering enables Videotron Business to meet the growing demand from business customers.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in the business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE-A and 5G wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands of customers)
Revenue-generating units (RGUs)	6,147.9	6,076.2	5,990.3	5,881.1	5,765.4
Mobile Telephony
Mobile telephony lines	1,481.1	1,330.5	1,153.8	1,024.0	893.9
Internet
Internet customers	1,796.8	1,727.3	1,704.5	1,666.5	1,612.8
Penetration(1)	60.0%	58.6%	58.6%	58.0%	56.8%
Television
Basic customers(2)	1,475.6	1,531.8	1,597.3	1,640.5	1,690.9
Penetration(1)	49.3%	51.9%	54.9%	57.1%	59.6%
Digital customers(3)	1,475.6	1,531.8	1,597.3	1,640.5	1,587.1
Penetration(4)	100%	100%	100%	100%	93.9%
Wireline Telephony
Wireline telephony lines	924.7	1,027.3	1,113.9	1,188.5	1,253.1
Penetration(1)	30.9%	34.8%	38.3%	41.4%	44.1%
Club illico
Over-the-top video customers .	469.7	459.3	420.8	361.6	314.7
Homes passed(5)	2,994.7	2,950.1	2,907.9	2,873.7	2,839.3

(1)	Represents customers (or telephony lines) as a percentage of total homes passed.

(2)	Basic customers are customers who receive basic television service in either the analog or digital mode and IPTV services.

(3)	At the end of 2017, substantially all subscribers to the analog television service had migrated to digital service.

(4)	Represents customers for the digital service as a percentage of basic customers.

(5)

Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our wireline distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are mainly derived from the monthly fees our customers pay for television services, Internet access and mobile and wireline telephony services, as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are adjusted regularly. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2020, the average monthly invoice on recurring subscription fees per residential customer was $118.77 (representing a 1.9% year-over-year increase) and approximately 67% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for equipment, such as gateways or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Wireline Services

As of December 31, 2020, our cable network consisted of fibre-optic cable and coaxial cable, covering approximately 3.0 million homes and serving approximately 2.4 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 80% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes, gateways and modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our network. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We build our network by implementing cells of 125 homes. As a result of the modernization of our network, our network design now provides for average cells of 159 homes throughout our footprint. To allow for this configuration, over the years, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells.

Starting in 2008, and until year end 2019, an extensive network modernization effort took place in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This modernization implied an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extended the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative resulted in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (there is much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and UHD video, as well as complete voice and Internet services.

Videotron currently uses the latest CableLabs DOCSIS 3.1 standard on its network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which Videotron is a member. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum (increased Mbps/MHz). DOCSIS 4.0 specifications have been made available and this technology will potentially deliver speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. 87% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investments in our network will be required.

Fibre-optic technology has been used extensively in our network as part of our HFC architecture. We currently deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Based on an already fibre-deep network, the growing demand for transmission speed and capacity, and the rapid price erosion of fibre optic-based distribution technology, we are exploring a Fibre to the home (“FTTH”) solution for our residential customers.

This FTTH solution uses the Passive Optical Network (“PON”) fibre-optic telecommunications technology for delivering high speed/high capacity broadband access to customers. Its architecture is based on a point-to-multipoint topology, in which a single optical fibre serves multiple endpoints by using unpowered (passive) fibre-optic splitters to divide the fibre bandwidth among multiple terminals. More precisely, we are exploring the use of the IEEE Ethernet PON (“EPON”) version with capabilities evolving from 10Gbps to many tens of Gbps.

EPON takes also advantage of DOCSIS Provisioning of Ethernet Passive Optical Network, or DPoE. DPoE is a set of Cable Television Laboratory specifications that implement the DOCSIS Operations Administration Maintenance and Provisioning functionality on existing EPON equipment. It makes the EPON look and act like a DOCSIS platform, facilitating the migration of existing services.

Our FTTH deployment will be progressive. Expansion (greenfield) deployment for new constructions or territories will be mostly FTTH while existing areas will be migrated based on capacity requirements.

Mobile Services

As of December 31, 2020, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching – or MPLS – protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage and increasing download speeds. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between Videotron customers, enabling users to experience HD sound quality on the LTE network.

Our strategy in the coming years is to build on our position as a telecommunication leader with our mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A and heterogeneous networks are being deployed.

On December 13, 2019, following an exhaustive request for proposal process, Videotron selected Samsung as its LTE-A and 5G network equipment provider. During 2020, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years.

In parallel, Videotron maintained its High Speed Packet Access + (“HSPA+”) network throughout the Province of Québec and over the Greater Ottawa Area. Our HSPA+ customers continue to migrate to next generation networks.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view their cable and IP connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average billing per unit – or ABPU – customer retention and operating margins;

•

continue to rapidly deploy advanced products on all our services – mobile and wireline telephony, Internet access, television and Club illico – to maintain and increase our leadership and consequently, to gain additional market share;

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

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of our Videotron-branded stores and kiosks, third-party commercial retailers, and authorized distributors;

•	maintain and promote our leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to our existing and future customers;

•	introduce new value added packages of products and services, which we believe will increase ABPU and improve customer retention;

•	leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers; and

•	develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviours.

We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use integrated marketing techniques, including door-to-door solicitation, telemarketing, drive-to-store, media advertising, e-marketing, Short Message Service (SMS) and direct mail solicitation. Those initiatives are also strongly supported by business intelligence and artificial intelligence tools such as predictive churn models.

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we continue to provide a 24-hour customer service hotline seven days a week, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist customers with all of our products and services, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. We utilize surveys, focus groups and other research tools to assist us in our marketing efforts and anticipate customer needs. To increase customer loyalty, we also leverage strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding our value proposition to our customers.

Programming

We believe that offering a wide variety of programming is an important factor in influencing a customer’s decision to subscribe to, and retain, our wireline services. We devote resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including all major Canadian media groups.

Our programming contracts generally provide for a fixed term of up to five years and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

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

•

Providers of Other Entertainment. Television service providers face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video, Disney+ and Apple TV+, Blu-ray players and video games. The extent to which a television service is competitive depends in significant part upon the television service provider’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. Club illico, our subscription-based OTT platform offering a rich and varied selection of unlimited on-demand content, allows us to reduce the effect of competition from alternative delivery sources, as well as to reduce churn, and is a market differentiating factor for customers seeking additional content and home entertainment.

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

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for our Internet access services, this model could adversely impact the demand for our television services.

•

VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL are significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). ILECs have already replaced many of their main feeds with fibre-optic cable and are positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 offers significant opportunities for services and increase its competitive threat against other multi-system operators.

•

Direct Broadcast Satellite. DBS is also a competitor to our television services. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television services and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile services in our market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard. These incumbents are currently upgrading their networks and have launched 5G mobile services in certain geographic areas.

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

•

Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our wireline telephony service competes against ILECs and other telephony service providers, VoIP telephony service providers and mobile telephony service providers.

•

Third Party Internet Service Providers. In the Internet access business, cable operators compete against third party ISPs offering residential and commercial Internet access, as well as VoIP and video distribution services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

•	Business Telecommunications Services. Videotron Business competes against ILECs, resellers, OTT solution providers (mostly in VoIP solutions), managed service providers and IT solution providers.

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

Products and Services

Broadcasting

Through TVA Group, we operate the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, addikTV, Prise 2, YOOPA, CASA, MOI ET CIE, Évasion and Zeste. Our specialty channels all have a digital presence, namely through www.qub.ca/TVAPLUS, www.tvanouvelles.ca and www.tvasports.ca which are the three most visited websites of TVA Group. TVA Group also holds interests in two TVA Network affiliates. In addition to linear television, the TVA Network and some specialty channels broadcast on-demand and stream content through their multiplatform applications. Through various subsidiaries and divisions, TVA Group also provides commercial production services.

According to data published by Numeris (which is based on a measurement methodology using audiometry), we had a 40.4% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2020 through December 31, 2020, compared to 38.4% for the same period from the previous year.

For the period from January 1, 2020, through December 31, 2020, according to Numeris data, the TVA Network remained in the lead with a 24.2% market share, more than the combined market share of its two main over-the-air competitors. The television event Une chance qu‘on s’a, which paid tribute to Quebecers’ efforts to fight COVID-19, drew an average audience of more than 2.0 million viewers, and programs such as La Voix, with nearly 1.9 million viewers, plus a number of original Québec productions that surpassed the one-million-viewer mark, in particular Fugueuse la suite and Épidémie, played a major role in TVA Network’s success. The TVA Network is included in the basic channel line-up of most broadcasting distribution undertakings (“BDUs”) across Canada, thus enabling it to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives. The television market has been affected by audience fragmentation across the various content delivery platforms, including the Internet and VOD, as well as the arrival of a large number of specialized services.

There are three main French-language broadcast networks in the Province of Québec: Société Radio-Canada, Noovo and TVA Network. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, Noovo and CTV are privately held and are commercial networks. CBC and Société Radio-Canada are government owned and financed by a combination of federal government grants and advertising revenues. French-language viewers in the Province of Québec also have access to certain U.S. networks. In the area of specialty television broadcasting in the Province of Québec, our main competitors are Société Radio-Canada, Bell Media and Corus.

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2020:

Network	Share of Province of Québec Television
French-language conventional broadcasters:
TVA Network	24.2%
Société Radio-Canada	13.6%
Noovo	5.7%
TOTAL	43.5%

French-language specialty and pay services:
TVA Group’s French-language specialty TV	16.2%
Bell Media	11.5%
Corus	6.2%
Société Radio-Canada	6.2%
Others	5.1%
TOTAL	45.2%

Total English-language channels and others:	11.3%

TVA Group Total Share	40.4%

Source: Numeris – French Québec, January 1 to December 31, 2020, Mon-Sun, 2:00 – 2:00, All 2+

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

In 2016, we launched the revamped www.tva.ca website and the TVA mobile app, which give users free access to TVA Network programs and certain content from the speciality channels in high definition, live or on demand. The website and app also offer a number of other functionalities, including the possibility to catch up on shows, watch exclusive original content, resume viewing on a different screen and personalize user’s experience. In November 2020, the app and website were relaunched under the name TVA+ (www.qub.ca/TVAPLUS). The new ad-supported service expanded its offer to include complete seasons of past and current shows.

Television Specialty Broadcasting

Through various subsidiaries, we control the following nine specialty services: LCN, a French-language all news service, TVA Sports, a French-language specialty television service devoted to sports, addikTV, a French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI ET CIE, a French-language specialty television service featuring poignant docu-reality and dramatic series, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at kids, preschoolers and their families, Évasion, a French-language travel and tourism service and Zeste, a French-language service which brings together daily cooking and recipes, culinary competitions, epicurean adventures around the world and gastronomic discoveries. addikTV, Prise 2, CASA, MOI ET CIE, YOOPA, Évasion and Zeste each have their own dedicated section within the TVA+ website and app. Zeste also has a dedicated website offering recipes as well as culinary tips, while TVA Sports and TVA Nouvelles have their own dedicated websites and mobile apps. In 2019, we launched the TVA Sports Direct platform which gives users access to content in high definition from TVA Sports, live or on demand, by paying a subscription fee.

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

On January 10, 2017, TVA Sports became the exclusive broadcaster of the Club de Foot Montréal games in French, as well as an official broadcaster of MLS for the next five years. In 2018, the agreement with MLS was extended by one additional year until 2022.

TVA Sports thus broadcasts all Club de Foot Montréal regular season and playoff games. As an official broadcaster of MLS, the sports channel also presents the MLS All-Star Game, along with the MLS Cup Playoffs and the MLS Cup final.

On May 3, 2018, TVA Sports became the official French-language broadcaster of the 2020 UEFA European Football Championship (the Euro 2020) in Canada. The agreement allows TVA Sports to broadcast all 51 games of the prestigious international soccer tournament, in which Europe’s best national men’s teams will compete. Due to the COVID-19 pandemic, Euro 2020 has been postponed until 2021.

Discretionary Services	Language	Voting Interest
● addikTV	French	100.0%
● CASA	French	100.0%
● Évasion	French	100.0%
● LCN — Le Canal Nouvelles	French	100.0%
● MOI ET CIE	French	100.0%
● Prise 2	French	100.0%
● TVA Sports	French	100.0%
● YOOPA	French	100.0%
● Zeste	French	100.0%

Advertising Sales and Revenues

We derive a majority of our revenues from the sale of integrated and diversified advertising services. For the twelve-month period ended December 31, 2020, TVA Network and the speciality channels derived approximately 56.8% of their revenues from advertising.

Programming

We produce a variety of French-language programming, including a broad selection of entertainment, sports, news and public affairs programming. We actively promote our programming and seek to develop viewer loyalty by offering a consistent programming schedule.

A part of our programming is produced by our wholly-owned subsidiaries, TVA Productions Inc. and TVA Productions II Inc. (collectively, “TVA Productions”). Through TVA Productions, we produced 1,092 hours of original programming in 2020, consisting primarily of variety and magazine-style shows, galas and quiz shows.

Furthermore, TVA Sports produced 2,832 hours of original programming in 2020. The remainder of our programming is comprised of foreign and Canadian independently produced programming.

Film Production & Audiovisual Services Business Operations

The film production and audiovisual services business of TVA Group includes soundstage, mobile and equipment rental services, postproduction services, expertise in visual effects services, dubbing and described video services, asset management and distribution services and proprietary online transaction and distribution platforms for VOD and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Our film production and audiovisual services business’ software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

In October 2020, we launched a new virtual stage with a LED wall. This virtual stage is an integrated production platform that equips us to offer a complete virtual production solution.

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

This sector’s main sources of revenue are film soundstage, mobile and equipment rental and postproduction services. In 2020, soundstage, mobile and equipment rental services account for 47% of the sector’s total revenues, 56% of which come from international clients. Postproduction services account for 14% of the sector’s total revenues and mainly serve local clients.

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

The production and distribution services business of TVA Group produces and distributes television shows, movies and television series for the world market, especially in English-language markets. This business produces mainly thrillers. Activities related to the distribution of films produced by the business accounted for 77% of the sector’s total revenues, 83% of which come from international distribution.

The level of activity for this sector is cyclical in nature and dependent on demand for content from global broadcasters and the related delivery schedules.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”) and Les Publications Charron & Cie inc., wholly-owned subsidiaries of TVA Group, publish more than 50 French and English-language titles in various fields including show business, television, fashion and beauty, food, travel and lifestyle. They also market digital products associated with the different magazine brands. According to the Vividata Study, with more than 3.4 million readers across all platforms for its French-language titles, TVA Group is the top publisher of French-language magazines in Québec and a leader in the Canadian magazine publishing industry with 7.9 million cross-platform readers. Our objective is to leverage our magazines, focus on culture, lifestyle and entertainment across our television and Internet programming.

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

According to corporate figures, the aggregate circulation of our Media segment’s paid and free newspapers as of December 31, 2020 was approximately 1.8 million copies per week in print and electronic formats.

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

The following table lists the respective average readership in 2020 for Le Journal de Montréal and Le Journal de Québec as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the Vividata Study:

	2020 AVERAGE READERSHIP			MARKET POSITION
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI	BY READERSHIP (1)
Le Journal de Montréal	1,987,000	1,546,000	1,303,000	1	st
Le Journal de Québec	1,078,000	877,000	630,000	1	st
Total Average Readership	3,065,000	2,423,000	1,933,000

(1) Based on the Vividata Study.

The following table lists the respective average daily paid circulation in 2020 for Le Journal de Montréal and Le Journal de Québec:

	2020 AVERAGE PAID CIRCULATION
	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	157,600	136,500	134,200
Le Journal de Québec	80,200	74,500	72,600
Total Average Paid Circulation	237,800	211,000	206,800

Source: Internal Statistics

We have been publishing one free daily commuter publication in the Montréal urban market: the 24 Heures Montréal. The editorial content of this free daily commuter publication has focused on the greater metropolitan area of Montréal.

The average weekday circulation of the 24 Heures Montréal for 2020 is 60,750.

On February 4, 2021, following the close of the period covered by this annual report, we announced a major repositioning, new editorial mission and new identity geared to younger readers of the 24 Heures Montréal. The content will be expanded to include topical new subject areas. We also announced a digital shift to www.24heures.ca. One weekly print edition will be published and will remain free.

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

Advertising, Circulation and Digital Revenues

Advertising revenue is the largest source of revenue for our newspaper operations, representing 49.7% of our newspaper operations’ total revenues in 2020. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media.

The principal categories of advertising revenues in our newspaper operations are retail and national advertising. Most of our retail advertisers are car dealers, department stores, electronics stores and furniture stores.

Circulation sales are our newspaper operations’ second-largest source of revenue and represented 35.5% of total revenues of our newspaper operations in 2020.

Digital revenues represented 11.5% of total revenues for our newspaper operations in 2020. Digital revenues are generated from advertising on our websites and digital subscriptions to the e-editions of our newspapers. Revenues from digital products represent a potential growth opportunity for our newspaper operations.

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

Distribution of periodicals in Québec

Through Messageries Dynamiques, a division of Quebecor Media Network, we deliver magazines and newspapers to dealers through a network that serves nearly 6,700 points of sale. Our home delivery service brings many Québec and Canadian dailies, including Le Journal de Montréal and Le Journal de Québec, to more than 185,200 homes every day.

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

NumériQ also operates a number of other digital brands, including Le Guide de l‘auto, Le sac de chips, Pèse sur Start, Silo 57 and Tabloïd. Moreover, QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts, was launched by NumériQ in October 2018.

NumériQ develops and operates the apps and websites of our Media segment. Quebecor’s apps and websites reach 7.1 million unique visitors per month in Canada (source: ComScore Canada, November 2020).

On May 4, 2020, we launched QUB musique, the first streaming platform designed and produced in Québec. Accessible via a mobile application and on the web, QUB musique offers a catalogue of over 60 million songs available on demand, as well as hundreds of playlists created by local curators. QUB musique remains in its initial ramp-up phase. Competition in the music streaming industry is fierce as there are many international players available in the Canadian market for consumers to choose from. QUB musique differentiates itself by offering a showcase for Québec talent.

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

On September 12, 2020, the Videotron Centre completed its fifth full year of operation. During the year 2020, the Videotron Centre was forced to cease its activities due to the COVID-19 pandemic and restrictions imposed by the Québec government to limit the spread of the virus. In 2020, prior to those restrictions coming into force, the Videotron Centre hosted seven events and 13 hockey games, which drew a total of approximately 103,000 spectators. The Videotron Centre was forced to cancel 20 on sale events as well as the remainder of the 2019-2020 season of Les Remparts de Québec. In the fall of 2020, the Videotron Centre hosted certain hockey games without the presence of an audience, until public health requirements led to the cessation of the Videotron Centre’s activities for the remainder of the year 2020.

Théatre Le Capitole de Québec

In 2020, we announced the acquisition of the Théâtre Capitole in the heart of Québec City’s entertainment district. The theater is well known in Québec and is one of the busiest in the region with over 175 events per year. Due to COVID-19 restrictions, we were not able to start operations in 2020 as planned.

QMJHL Hockey Teams

We own two QMJHL franchises, namely the Armada de Blainville-Boisbriand (73.3%) and Les Remparts de Québec (100%).

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

Book Distribution and Publishing

We are also involved in book publishing and distribution through academic publisher CEC Publishing, 18 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, we are involved in French-language book publishing and we form one of the Province of Québec’s largest book publishing groups. In 2020, we published or reissued a total of 282 titles in paper format and 217 titles in digital format.

As of December 31, 2020, through Messageries ADP, our book distribution company, we were the exclusive distributor of more than 260 Québec and European French-language publishers. We distribute French-language books to approximately 2,500 retail outlets in Canada. In addition, Messageries ADP distributes approximately 10,000 digital books.

Music

With our three labels (Musicor, Ste4 and MP3), we produce audio and video recordings as well as shows through our “Musicor Spectacles” division. On February 10, 2021, following the close of the period covered by this annual report, we announced the acquisition of Les Disques Audiogramme inc. (“Audiogram”), a record company that is one of Canada’s best-known French-language labels. Although they are mostly French-speaking, our artists shine not only in Québec but also internationally. With the addition of Audiogram, we are well positioned to showcase the next generation of talented local artists.

Through certain divisions and subsidiaries of Select Music, we offer services in the following areas: music recording, video production and creative licensing, including music for films, advertising and television shows.

Through Select Music, we distribute CDs, DVDs, Blu-ray discs and online music by way of file transfer. On March 16, 2021, following the close of the period covered by this annual report, we announced an orderly discontinuation of operations effective July 2, 2021 of our music distribution business.

Competition

The Videotron Centre is in competition with the Bell Centre (Montréal), Place Bell (Laval), Canadian Tire Center (Ottawa) as well as other arenas located within a radius of 700 kilometers (Boston, Kingston, Moncton). These arenas compete to get the few tour dates available according to the tour schedules of artists. Over a two-week period during summer, the Festival d‘été de Québec (“FEQ”) is another important competitor since it offers quality shows at competitive prices, and some of the artists not performing at the FEQ do not want to perform at the Videotron Center during the programming of the FEQ.

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

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 11, 2021 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

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

Diversity of Voices

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; the common ownership of BDUs; and the common ownership of over-the-air television and radio undertakings. Pursuant to these policies, the CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, we have no visibility as to which recommendations, if any, will be implemented. Following the release of the Review Panel final report, the Government of Canada has put forward Bill C-10, an Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which is mainly designed to regulate online broadcasting services.

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

Canadian Broadcasting Distribution (Television)

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

Videotron operates 59 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron remains with only 8 cable distribution licenses that were renewed on August 2, 2018, in Broadcasting Decision CRTC 2018-269, from September 1, 2018 to August 31, 2024.

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

Rates

Our revenue related to television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and VOD; and (c) installation and additional outlets charges.

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

Pursuant to Broadcasting Decision CRTC 2019-6, Zeste and Evasion were added to the Group. As for LCN and TVA Sports, we requested the renewal of the licenses under the standard conditions for national news services and mainstream sports services.

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

New Policy framework for local and community television

On June 15, 2016 the CRTC published a new Policy framework for local and community television. This policy sets out regulatory measures to ensure that Canadians continue to have access to local programming that reflects their needs and interests. This includes the broadcast of high-quality local news as well as the broadcast of community programming through which Canadians can express themselves. To help ensure that local television stations have the financial resources to continue providing high-quality local news and information and that there is no erosion of local news in the various markets, the CRTC rebalanced the resources already present in the broadcasting system by taking the following steps:

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

Television Service Provider Code

On January 7, 2016, the CRTC announced a new Television Service Provider Code (the “Code”), a mandatory code of conduct for television service providers (“TVSPs”). The Code makes it easier for Canadians to understand their television service agreements and empowers customers in their relationships with TVSPs. Among other things, the Code requires TVSPs to ensure that their written agreements with and offers to customers are clear. It also sets out new rules for trial periods for persons with disabilities and makes changes to programming options, service calls, service outages and disconnections. The Code came into effect on September 1, 2017. All licensed TVSPs, as well as those exempted from licensing and that are affiliated with or controlled by a licensed TVSP, are required to adhere to the Code.

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

In the Canadian telecommunications market, Videotron operates as a Competitive Local Exchange Carrier (“CLEC”) and a Broadcast Carrier. Videotron also operates its own 4G, LTE-A and 5G mobile wireless networks and offers services over these networks as a Wireless Service Provider (“WSP”).

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

On May 27, 2019, we were issued 10 licenses for low frequency spectrum in the 600 MHz band, a band well suited for the deployment of 5G wireless services. These licenses provide for 30 MHz of spectrum coverage in Eastern, Southern and Northern Québec, as well as 10 MHz of coverage in Eastern Ontario and the Outaouais. These licenses have a term of 20 years, with renewal conditions identical to those described above for our 700 MHz, AWS-3 and 2500 MHz licenses.

On March 5, 2020, ISED announced its policy and licensing framework for the auction of commercial mobile spectrum in the 3500 MHz band. The framework includes most notably the set aside of 50 MHz of spectrum in most license territories for eligible facilities-based telecommunication service providers like Videotron that are not national incumbent wireless carriers. The auction will commence on June 15, 2021 and is expected to continue for several weeks. The mid frequency 3500 MHz band is considered a key band for early 5G deployment.

On August 27, 2020, ISED initiated a consultation on the technical and policy framework for the 3800 MHz band. A decision on this framework is expected in due course, to be followed by a further consultation on the licensing framework for the band, culminating in a spectrum auction in 2023. In addition, ISED has announced its intention to conduct an auction of high frequency millimetre wave spectrum. However, a public consultation on the technical, policy and licensing framework for this spectrum, has not yet been initiated. The 3800 MHz and the millimetre bands are also viewed as well-suited for the deployment of 5G wireless services.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC is shifting the focus of its regulatory frameworks from voice services to broadband Internet access services. Most notably, in a decision issued on June 26, 2018, the CRTC confirmed that it will phase out over a period of three years ending December 31, 2021 the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. A total of $100 million is being collected for broadband Internet projects in 2020, increasing gradually to $200 million in 2024. Distribution of the collected funds to eligible broadband Internet projects is occurring through a series of calls for applications. Announcements of winning applications began in 2020 and are expected to continue on a periodic basis. A second, larger group of winning applications is expected to be announced in early 2021. As a result of these changes, Videotron is incurring increased revenue-based contribution payments beginning in 2020. Videotron has also submitted several applications for subsidies to help finance broadband Internet expansion projects in underserved areas.

In parallel with the CRTC’s initiative, the federal government has also announced a series of initiatives intended to subsidize or otherwise facilitate the provision of broadband Internet access services in underserved areas. Most notable is the creation of a $1.75 billion Universal Broadband Fund (“UBF”). Videotron has made several applications for funding under the UBF. The Government of Québec also subsidizes the provision of broadband Internet access services in underserved areas through the Régions branchées program. On May 25, 2020, the Government of Québec announced that Videotron would be a recipient of funding under this program. On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

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

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Difficulties have nevertheless been encountered in securing timely, efficient and cost-effective access to the support structures of Bell. As a result, on June 16, 2020, Videotron filed an application with the CRTC requesting it to take action to eliminate Bell’s anticompetitive practices. Also, on October 30, 2020, in response to concerns raised by numerous parties including Videotron, the CRTC initiated its own broader consultation regarding potential regulatory measures to make access to poles by Canadian carriers more efficient. Decisions on the Videotron application and the broader consultation are expected in due course.

In addition, on May 12, 2020, Videotron and Rogers filed a joint application with the CRTC requesting it to direct Bell to process and grant permit applications for small cell attachments to Bell poles. Access to poles for small cell attachments is important for the deployment of 5G wireless services. A decision on this joint application is expected in due course.

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

Right to access to in-building wire in multi-dwelling units (“MDUs”)

On June 30, 2003, the CRTC published a decision in which it set out the “MDU access condition”, which states that the provision of telecommunications service by a Local Exchange Carrier (“LEC”) in an MDU is subject to the condition that all LECs wishing to serve end-users in that MDU are able to access those end-users on a timely basis, by means of resale, leased facilities, or their own facilities, at their choice, under reasonable terms and conditions.

On June 21, 2019, the CRTC published a decision in which it expressed the preliminary views that (i) the MDU access condition and associated obligations should be extended to all carrier ISPs, and potentially to all telecommunications service providers (“TSPs”), and (ii) all carrier ISPs, and potentially all TSPs, should have access to LECs’ and other TSPs’ in-building wire in MDUs on the same basis as registered CLECs and regardless of technology.

On December 16, 2019, the CRTC initiated a proceeding to (i) request comments on the preliminary views it expressed in its June 21, 2019 decision, (ii) consider how access to in-building wire in MDUs should be expanded, and (iii) consider appropriate rates, terms, and conditions. In this proceeding, we have argued against the unnecessary duplication of fibre in-building wire, arguing instead that competitive carriers such as Videotron should have a right to access to fibre in-building wire installed by incumbent carriers. The rules established as a result of this proceeding could have a significant impact on the cost of deployment of next generation services to MDUs. A decision is expected in due course.

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

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony, networking and broadcast distribution services by way of our TPIA service.

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. Rates for these new disaggregated TPIA services have been approved on an interim basis. Approval of final rates is not expected until after the CRTC rules on the outstanding review and vary applications related to the final rates for aggregated wholesale Internet access services, as discussed below. Furthermore, on June 11, 2020, the CRTC initiated a consultation on possible revisions to the network configuration for disaggregated wholesale Internet access services, with a view toward facilitating deployment of these services. A decision on the matters raised in this consultation is expected in due course and may have an impact on the timing of the approval of final disaggregated tariff rates.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale Internet access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately.

On August 15, 2019, the CRTC published a decision on the final aggregated wholesale Internet tariffs of the large cable carriers and telephone companies. These final tariffs are substantially below the interim tariffs published on October 6, 2016 and include, for the first time, a flat rate for wholesale Internet access independent of access speed. In addition, the CRTC ordered that these final tariffs be applied retroactively to March 31, 2016. In the case of Videotron, we estimate this could represent a reduction in earnings of approximately $30.0 million (before income taxes) in 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019.

On September 13, 2019, a coalition of cable companies (including Videotron) filed an appeal of the CRTC’s decision with the Federal Court of Appeal arguing, among other things, that the decision is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. Bell filed a similar appeal. In a ruling dated September 10, 2020, the Federal Court of Appeal rejected these appeals. On November 12, 2020, the cable companies and Bell filed for leave to appeal the Federal Court of Appeal’s ruling to the Supreme Court of Canada. This request for leave to appeal was rejected on February 25, 2021.

On November 13, 2019, a coalition of cable companies (including Videotron) filed a petition to the federal Cabinet requesting that it order the CRTC to reconsider its August 15, 2019 decision concerning final aggregated wholesale Internet tariff rates. In an Order in Council dated August 15, 2020, the Cabinet stated that an order to the CRTC to reconsider its decision would be premature, as the CRTC had since been presented with applications to review and vary the same decision.

The above-referenced applications to review and vary the CRTC’s August 15, 2019 decision on final aggregated wholesale Internet tariff rates were filed by a coalition of cable companies (including Videotron), Bell and Telus on December 13, 2019. These applications expressed substantial doubt as to correctness of the rate setting methodology relied upon by the CRTC in the decision. On September 28, 2020, the CRTC approved a stay of its August 15, 2019 decision until it has completed its consideration of the review and vary applications. A decision on the review and vary applications remains outstanding.

If the CRTC’s August 15, 2019 decision is maintained in its current form, it will significantly reduce Videotron’s wholesale Internet service revenues. It will also significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could affect our ability to recover our costs of providing these services.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code. These revisions include, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. In addition, on March 4, 2021, the CRTC published a decision affirming that device financing plans fall under the scope of the Wireless Code, given the inextricable link between such plans and wireless service plans. As a result, the Commission determined that such plans with terms longer than 24 months are not compliant with the Wireless Code.

On July 31, 2014, after an investigation that confirmed instances of unjust discrimination and undue preference by one incumbent wireless carrier, the CRTC took action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. Subsequently, on May 5, 2015, after a broader follow-up proceeding, the CRTC issued a comprehensive policy framework for the provision of wholesale wireless services, including roaming, tower sharing and MVNO access services. Most notably, the CRTC decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional and new entrant carriers at cost-based rates. On March 22, 2018, the CRTC ruled on the final cost-based rates, declaring them retroactive to May 5, 2015.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-carrier Wi-Fi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Later, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. In the course of this proceeding, the three national incumbent wireless carriers each filed specific proposals for lower-cost data-only plans they intended to implement. In a decision issued on December 17, 2018, the CRTC stated its expectation that the national incumbent wireless carriers implement these plans within 90 days and that these plans remain available until a decision is issued with respect to an upcoming review of mobile wireless services.

On February 28, 2019, the CRTC initiated its anticipated review of mobile wireless services. The review includes an assessment of the status of competition in the retail market. Depending on the results of this assessment, the CRTC is evaluating whether any changes to its mobile wireless service regulatory framework are required, which could include, for example, establishing new retail policies and imposing conditions of service. The review also includes an assessment of whether the CRTC needs to make adjustments or improvements to its existing wholesale roaming policy. In addition, the CRTC is considering submissions on its preliminary view that it would be appropriate to mandate that the national wireless carriers provide wholesale MVNO access as an outcome of the proceeding. Finally, the CRTC is considering parties’ views on whether any further regulatory measures are required to reduce barriers to the deployment of cellular infrastructure, for example regarding access to telephone utility support structures and municipal infrastructure. The decisions to be taken by the CRTC on all these matters, most notably the question of whether to mandate the provision of wholesale MVNO access, stand to have a significant impact on competitive environment for mobile wireless services and on Videotron’s business case for further network investment and expansion. A public hearing on these matters was held in February 2020. We expect the CRTC to publish its decisions shortly.

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

The Corporation uses non-IFRS measures and key performance indicators. In 2020, the Corporation reviewed the nature and definition of some of its non-IFRS measures. As a result, “cash flows from segment operations” was abandoned and replaced by the new “cash flows from operations” metric. Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections. Descriptions of the changes to non-IFRS measures made by the Corporation in 2020 are also provided.

OVERVIEW

Quebecor Media is a leading Canadian telecommunications and media company engaged in the following lines of business: mobile and wireline telephony; Internet access; television; the Club illico over-the-top (“OTT”) video service (“Club illico”); business telecommunications solutions; broadcasting; soundstage and equipment rental; audiovisual content production and distribution; newspaper publishing and distribution; digital news and entertainment platforms; music streaming; book and magazine publishing and distribution; music production and distribution; out-of-home advertising; operation and management of a world-class arena and an entertainment venue; ownership and management of Quebec Major Junior Hockey League (“QMJHL”) teams; concert production, and management and promotion of sporting and cultural events. Through its Videotron Ltd. (“Videotron”) subsidiary, Quebecor Media is a leading mobile and wireline communications provider. Quebecor Media also holds leading positions through its Media segment and its Sports and Entertainment segment in the creation, promotion and distribution of entertainment and news, and related Internet services, that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of properties and to leverage the value of its content across multiple distribution platforms.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions to Internet access, mobile and wireline telephony services, television, telecommunication equipment sales, connection services and OTT video service; broadcasting, newspaper and magazine subscriptions and advertising revenues; soundstage and equipment rental and services; audiovisual content production and distribution; book publishing and distribution; music distribution; and event management, promotion and production.

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

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential, across Québec. The Québec government subsequently implemented a gradual reopening plan, which was followed at the end of December 2020 by new restrictions and the suspension of some business activities due to the second wave of the pandemic. This health crisis curtailed the operations of many of Quebecor Media’s business partners and led to a significant slowdown in some of the Corporation’s segments in 2020. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a significant reduction in volume at Videotron retail outlets and delays in client migration to its new Helix entertainment and home management platform; lower advertising revenues, a significant decrease in sports events broadcast by the TVA Sports specialty channel, and reduced film and audiovisual content activity in the Media segment; and the cancellation of most shows and events, and the interruption of music and book distribution activities in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor Media has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Because of the slowdown in the economy, approximately 10% of Quebecor Media’s workforce have received benefits in 2020 under the Corporation’s assistance program. During the health crisis, this program provides financial assistance to employees temporarily laid off or to employees on stand-by in addition to the Canadian wage subsidy programs. Due to significant decreases in their revenues, most of the business units in the Media segment and Sports and Entertainment segment qualified for the Emergency Wage Subsidy, and subsidies totalling $49.6 million were recorded in 2020 as a reduction in employee costs, including $29.0 million in TVA Group Inc (“TVA Group”), $7.5 million in Sports and Entertainment, $4.6 million in newspapers, $3.1 million in Quebecor Media Sales and $2.9 million in NumériQ inc. (“NumériQ”). Given the uncertainty about the evolution of the pandemic, the full impact of the health crisis over its duration cannot be determined with certainty.

The impact of the COVID-19 health crisis on the operating results of the Corporation’s business segments in 2020 is analyzed in greater detail in the “Segmented Analysis” section below. It is difficult at this stage to foresee all the consequences of this crisis until the situation returns to normal. The health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during the quarters preceding the health crisis may not be indicative of future growth.

Highlights

2020 financial year

Revenues: $4.32 billion, a $24.0 million (0.6%) increase.

Adjusted EBITDA: $1.95 billion, a $71.7 million (3.8%) increase.

Net income attributable to shareholders: $641.0 million in 2020, a decrease of $54.9 million.

Cash flows from operations: $1.32 billion in 2020, a $167.6 million (14.6%) increase.

Cash flows provided by continuing operating activities: $1.50 billion in 2020, a $242.8 million (19.4%) increase.

Fourth quarter 2020

Revenues: $1.15 billion, a $10.6 million (0.9%) increase.

Adjusted EBITDA: $527.0 million, a $31.1 million (6.3%) increase.

Net income attributable to shareholders: $169.4 million in the fourth quarter of 2020, an unfavourable variance of $1.0 million.

Cash flows from operations: $345.6 million, an $83.5 million (31.9%) increase.

Cash flows provided by continuing operating activities: $391.7 million, a $29.2 million (8.1%) increase.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except number of shares)

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Income
Revenues:
Telecommunications	$3,622.6	$3,480.4	$3,382.0	$940.9	$908.6
Media	650.5	738.0	728.6	185.8	208.0
Sports and Entertainment	158.0	192.2	182.1	48.8	54.7
Inter-segment	(113.3)	(116.8)	(111.7)	(28.7)	(35.1)
	4,317.8	4,293.8	4,181.0	1,146.8	1,136.2
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	1,864.4	1,803.4	1,715.6	481.7	462.7
Media	82.2	74.8	60.0	45.6	35.3
Sports and Entertainment	8.7	7.3	10.5	2.1	2.6
Head Office	(0.7)	(2.6)	(4.7)	(2.4)	(4.7)
	1,954.6	1,882.9	1,781.4	527.0	495.9
Depreciation and amortization	(804.1)	(751.2)	(753.3)	(213.8)	(186.5)
Financial expenses	(277.8)	(282.9)	(291.5)	(66.8)	(68.6)
Loss on valuation and translation of financial instruments	(1.3)	(0.8)	(0.9)	(0.8)	(1.9)
Restructuring of operations and other items	(39.2)	(28.6)	(29.1)	(6.1)	(1.6)
Income taxes	(214.2)	(215.5)	(167.5)	(60.8)	(61.7)
Income from discontinued operations	33.2	97.5	3.8	(0.6)	-
Net income	$651.2	$701.4	$542.9	$178.1	$175.6

Income from continuing operating activities attributable to shareholders	$607.8	$598.4	$536.5	$170.0	$170.4
Net income attributable to shareholders	641.0	695.9	540.3	169.4	170.4

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Additions to property, plant and equipment and to intangible assets
Telecommunications	$596.1	$678.1	$720.2	$164.6	$214.2
Media	38.0	50.0	33.8	14.8	18.4
Sports and Entertainment	3.4	4.9	5.0	0.9	0.8
Head Office	1.7	2.1	4.7	1.1	0.4
	639.2	735.1	763.7	181.4	233.8
Acquisition of spectrum licences	-	255.8	-	-	-
Cash flows
Cash flows from operations:
Telecommunications	1,268.3	1,125.3	995.4	317.1	248.5
Media	44.2	24.8	26.2	30.8	16.9
Sports and Entertainment	5.3	2.4	5.5	1.2	1.8
Head Office	(2.4)	(4.7)	(9.4)	(3.5)	(5.1)
	1,315.4	1,147.8	1,017.7	345.6	262.1
Cash flows provided by continuing operating activities	1,495.2	1,252.4	1,458.8	391.7	362.5
Balance sheet
Cash and cash equivalents	$137.3	$14.0	$21.0
Working capital	(47.6)	(136.5)	(268.4)
Total assets	9,843.9	10,423.5	10,246.4
Total debt (current and long-term)	5,727.6	5,899.4	6,375.0
Lease liabilities	203.2	170.5	179.5
Equity attributable to shareholders	1,318.8	1,933.1	1,317.8
Equity	1,420.4	2,027.8	1,406.4
Number of common shares outstanding (in millions)	79.4	79.4	79.4

Telecommunications

•	The Telecommunications segment grew its revenues by $142.2 million (4.1%) and its adjusted EBITDA by $61.0 million (3.4%) in 2020.

•	Videotron significantly increased its revenues from customer equipment sales ($139.1 million or 51.6%), mobile telephony ($57.8 million or 9.6%), and Internet access ($17.1 million or 1.5%) in 2020.

•

Videotron’s total average billing per unit (“ABPU”) was $49.94 in 2020, compared with $50.00 in 2019, a $0.06 (-0.1%) decrease. Mobile ABPU was $50.85 in 2020, compared with $52.56 in 2019, a $1.71 (-3.3%) decrease due in part to a decrease in overage and roaming revenues caused by the COVID-19 public health crisis and the popularity of bring your own device (“BYOD”) plans.

•

There was a net increase of 71,700 revenue generating units (“RGU”) (1.2%) in 2020, including 150,600 connections (11.3%) to the mobile telephony service, 69,500 subscriptions (4.0%) to the Internet access service and 10,400 subscriptions (2.3%) to Club illico.

•

On December 15, 2020, Videotron announced the launch of its 5G network, with service to be phased in first in the City of Montréal and then rolled out in other parts of Québec. This state-of-the-art technology offers customers faster upload and download speeds and supports the introduction of new applications.

•

From March 13 through June 30, 2020, and December 20, 2020 through January 3, 2021, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13 to June 30, 2020, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.

•

Videotron placed first in the Technology and Telecommunications category in the BIP Recherche-ICO awards for the most trusted organizations of the past decade, announced by the Institut de la confiance dans les organisations (ICO) on March 11, 2020. Videotron was also on the 2020 list of Montréal’s Top Employers released by Mediacorp Canada Inc. on January 30, 2020.

Media

•

On September 30, 2020, TVA Group announced that Mels Studios and Postproduction G.P. had obtained Dolby Atmos Home Entertainment 9.1.4 certification, a Canadian first. Dolby reserves this certification for companies that meet the highest standards in order to provide moviegoers around the world with optimal sound quality.

•

According to the fall 2020 Vividata survey, Le Journal de Montréal and Le Journal de Québec remain Québec’s news leaders with more than 3.7 million readers per week on all platforms (print, mobile and Internet). TVA Group remains a leading player in the Canadian magazine industry with an average of more than 8.3 million readers on all platforms.

Sports and Entertainment

•

On February 10, 2021, the Sports and Entertainment segment announced the acquisition of Les Disques Audiogramme inc. The addition of the largest independent French-language record label in North America positions the segment to continue supporting talented Québec artists and disseminating and promoting Québec music.

•

On June 17, 2020, the Sports and Entertainment segment announced the acquisition of the Théâtre Capitole in Québec City. The acquisition of the unique, hundred-year-old, 1,300-seat venue will enhance the Québec City entertainment scene.

Financial transactions

•

On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions. On February 21, 2020, TVA Group had lowered the limit on the facility from $150.0 million to $75.0 million and amended certain terms and conditions.

•

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of $5.9 million. Videotron intends to use the proceeds from this offering for general corporate purposes, including, without limitation, the repayment of a portion of its current debt.

•

In 2020, Quebecor fully reimbursed all loans due to the Corporation for a total net amount of $701.1 million. From 2018 to 2020, Quebecor entered into various loan agreements with the Corporation pursuant to which the Corporation made available to Quebecor, by way of one or multiple drawdowns, non-revolving unsubordinated or subordinated and unsecured loans. The loans bore interest at rates from 3.50% to 5.75%.

Trend Information

Competition continues to intensify in the mobile and wireline telephony, Internet access, television and OTT markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and the Corporation expects increasing competition from non-traditional businesses across its key business segments. Competition also comes from wholesale Internet resellers. These resellers purchase large companies’ high-speed access services to offer their own services to customers. Thus, the subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth.

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and wireline networks, the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to the roll-out of LTE-Advanced/5G technologies. In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s ability to support this traffic. The Corporation will have to acquire additional spectrum in the future to meet the growing demand.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, particularly in the newspaper and magazine businesses, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

The Media industry has been experiencing fundamental and permanent structural changes. Generalized audience fragmentation has prompted many advertisers to review their media placement strategies and turn a significant part of their advertising budgets over to international competitors operating solely in digital media. In the broadcasting industry, audiences are increasingly fragmented as viewing habits have shifted toward Internet-based content delivery platforms that allow users greater control over content and timing, such as the OTT video services. The Corporation’s Media segment has taken steps in order to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want.

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

In the books and music businesses, digital technology has disrupted buying and consuming habits, particularly with the emergence of vehicles such as music streaming and e-books, which compete with conventional formats. The Corporation recently developed its own music streaming service, which prominently features Québec music in addition to its international catalogue.

Quebecor Media’s interest in its subsidiaries

Table 2 shows Quebecor Media’s equity interest in its main subsidiaries at December 31, 2020.

Table 2

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

As of December 31, 2020

	Percentage of vote	Percentage of equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9	68.4
MediaQMI Inc.	100.0	100.0
QMI Spectacles inc.	100.0	100.0

Quebecor Media’s interest in its subsidiaries has not varied over the past three years.

2020/2019 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows of Quebecor Media

Revenues: $4.32 billion, a $24.0 million (0.6%) increase.

•	Revenues increased in Telecommunications ($142.2 million or 4.1% of segment revenues).

•	Revenues decreased in Media ($87.5 million or -11.9% of segment revenues) and in Sports and Entertainment ($34.2 million or -17.8%).

Adjusted EBITDA: $1.95 billion, a $71.7 million (3.8%) increase.

•	Adjusted EBITDA increased in Telecommunications ($61.0 million or 3.4% of segment adjusted EBITDA), Media ($7.4 million or 9.9%), and Sports and Entertainment ($1.4 million or 19.2%).

•	There was a favourable variance at Head Office ($1.9 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.5 million favourable variance in the stock-based compensation charge in 2020 compared with 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $5.1 million favourable variance in the Corporation’s stock-based compensation charge in 2020.

Net income attributable to shareholders: $641.0 million in 2020 compared with $695.9 million in 2019, a $54.9 million decrease.

•	The main unfavourable variances were:

o	$64.3 million decrease in income from discontinued operations;

o	$52.9 million increase in the depreciation and amortization charge;

o	$10.6 million unfavourable variance in the charge for restructuring of operations and other items.

•	The main favourable variance was:

o	$71.7 million increase in adjusted EBITDA.

Cash flows from operations: $1.32 billion in 2020, a $167.6 million (14.6%) increase due to a $68.5 million decrease in additions to property, plant and equipment, a $27.4 million decrease in additions to intangible assets, and the $71.7 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $1.50 billion in 2020, a $242.8 million (19.4%) increase due primarily to the favourable net change in non-cash balances related to operating activities and the increase in adjusted EBITDA, partially offset by the increase in current income taxes and the increase in the cash portion related to restructuring of operations and other items.

Depreciation and amortization charge: $804.1 million in 2020, a $52.9 million increase due mainly to the impact of investments in property, plant and equipment and in intangible assets in the Telecommunications segment, including the amortization of intangible assets related to investments in the Helix platform, and the impact of the revision of the depreciation period for some capital assets in the Telecommunications segment in consideration of technological developments, partially offset by lower spending related to the leasing of set-top boxes.

Financial expenses: $277.8 million in 2020, a $5.1 million decrease caused mainly by the impact of higher interest revenues from Quebecor under loan agreements and lower average indebtedness, partially offset by a higher average interest rate on the long-term debt.

Loss on valuation and translation of financial instruments: $1.3 million in 2020 compared with $0.8 million in 2019.

Charge for restructuring of operations and other items: $39.2 million in 2020 compared with $28.6 million in 2019, a $10.6 million increase.

•

A $30.7 million net restructuring charge was recognized in 2020 in connection with cost-reduction initiatives in the Corporation’s various segments ($9.8 million in 2019). An $8.5 million charge for impairment of assets was also recognized in 2020 in connection with restructuring initiatives ($18.8 million in 2019).

Income tax expense: $214.2 million in 2020 (effective tax rate of 25.7%), compared with $215.5 million in 2019 (effective tax rate of 26.3%), a $1.3 million favourable variance.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is the largest cable operator in Québec and the third-largest in Canada by customer base. Its state-of-the-art network passes 2,994,700 homes and businesses. Videotron offers advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones; Internet access service; digital television distribution services, including video-on-demand, pay-per-view and pay TV; wireline telephony services; and Club illico. Videotron also includes Videotron Business, a full-service business telecommunications provider that offers mobile and wireline telephony, high-speed data transmission, Internet access and television services. Videotron also offers Helix, a technology platform launched in August 2019 that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi and support for home automation. On December 15, 2020, Videotron announced the launch of its 5G network, state-of-the-art technology that offers customers faster upload and download speeds and supports the introduction of new applications.

2020 operating results

Revenues: $3.62 billion in 2020, a $142.2 million (4.1%) increase.

•

Revenues from the mobile telephony service increased $57.8 million (9.6%) to $658.5 million, due primarily to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•

Revenues from Internet access services increased $17.1 million (1.5%) to $1.13 billion, due mainly to an increase in the customer base, partially offset by a decrease in average per-subscriber revenues.

•	Revenues from television services decreased $70.8 million (-7.3%) to $903.6 million, due primarily to the impact of the net decrease in the customer base.

•

Revenues from the wireline telephony service decreased $2.7 million (-0.8%) to $338.4 million, mainly because of the impact of the net decrease in subscriber connections, largely offset by higher average per-connection revenues due in part to increases in some rates.

•

Revenues from customer equipment sales increased $139.1 million (51.6%) to $408.9 million, mainly because of the impact of equipment sales related to the Helix platform launched on August 27, 2019 and higher sales of mobile devices.

•	Other revenues increased $1.7 million (0.9%) to $181.8 million, mainly reflecting higher revenue at Club illico.

Total ABPU: Videotron’s total ABPU was $49.94 in 2020 compared with $50.00 in 2019, a $0.06 (-0.1%) decrease. Mobile ABPU was $50.85 in 2020, compared with $52.56 in 2019, a $1.71 (-3.3%) decrease due in part to a decrease in overage and roaming revenues caused by the COVID-19 public health crisis and the popularity of BYOD plans.

Customer statistics

RGUs – The total number of RGUs was 6,147,900 at December 31, 2020, an increase of 71,700 (1.2%) in 2020 compared with an increase of 85,900 in 2019 (Table 3).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,481,100 at December 31, 2020, an increase of 150,600 (11.3%) in 2020 compared with an increase of 176,700 in 2019 (Table 3).

Internet access – The number of subscribers to the Internet access service stood at 1,796,800 at December 31, 2020, an increase of 69,500 (4.0%) in 2020 compared with an increase of 22,800 in 2019 (Table 3). As of December 31, 2020, Videotron’s Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,994,700 homes and businesses passed by Videotron’s network as of December 31, 2020, up from 2,950,100 one year earlier) of 60.0% compared with 58.6% a year earlier.

Television – The number of subscribers to television services stood at 1,475,600 at December 31, 2020, a decrease of 56,200 (-3.7%) in 2020 compared with a decrease of 65,500 in 2019 (Table 3). At December 31, 2020, the television service had a household and business penetration rate of 49.3% versus 51.9% a year earlier.

Wireline telephony – The number of subscriber connections to the wireline telephony service stood at 924,700 at December 31, 2020, a decrease of 102,600 (-10.0%) in 2020 compared with a decrease of 86,600 in 2019 (Table 3). As of December 31, 2020, the wireline telephony service had a household and business penetration rate of 30.9% versus 34.8% a year earlier.

Club illico – The number of subscribers to Club illico stood at 469,700 at December 31, 2020, an increase of 10,400 (2.3%) in 2020 compared with an increase of 38,500 in 2019 (Table 3).

Table 3

Telecommunications segment year-end RGUs (2016-2020)

(in thousands of customers)

	2020	2019	2018	2017	2016
Mobile telephony	1,481.1	1,330.5	1,153.8	1,024.0	893.9
Internet	1,796.8	1,727.3	1,704.5	1,666.5	1,612.8
Television	1,475.6	1,531.8	1,597.3	1,640.5	1,690.9
Wireline telephony	924.7	1,027.3	1,113.9	1,188.5	1,253.1
Club illico	469.7	459.3	420.8	361.6	314.7
Total	6,147.9	6,076.2	5,990.3	5,881.1	5,765.4

Adjusted EBITDA: $1.86 billion, a $61.0 million (3.4%) increase due primarily to:

•	impact of the net revenue increase.

Partially offset by:

•

net increase in operating expenses, due mainly to cost increases related to the popularity of the Helix platform, which continues to grow, partially offset by the impact of prudent management of other costs.

The unfavourable variance in the comparative results caused by recognition of a one-time gain in 2019 was partially offset by a favourable variance due to the updating of certain provisions in 2020.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 48.5% in 2020 compared with 48.2% in 2019.

Cash flows from operations: $1.27 billion in 2020 compared with $1.13 billion in 2019 (Table 13). The $143.0 million (12.7%) increase was due primarily to a $57.2 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of set-top boxes and the postponement of some investments during the COVID-19 pandemic, as well as a $24.8 million decrease in additions to intangible assets, also due to the postponement of some investments, and the $61.0 million increase in adjusted EBITDA.

Media

In the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network, as well as the specialty channels TVA Sports, LCN, addikTV, Prise 2, Yoopa, CASA, MOI ET CIE, Évasion and Zeste. TVA Group also holds interests in two other TVA Network affiliates. As well, TVA Group is engaged in commercial production and custom publishing. In addition to linear television, TVA Network and the specialty channels broadcast on-demand and streaming content over multiplatform applications, including the TVA+ website and mobile app, which provide free access to TVA Network programs, some specialty channel content, and original content.

Through its subsidiaries, TVA Group owns Mels Studios and Postproduction G.P. and Mels Dubbing Inc., providers of soundstage, equipment and mobile unit rental, postproduction, dubbing and visual effects services to the film and television industries.

Through the companies in the Incendo Media inc. group (“Incendo Media”), TVA Group is engaged in the production and distribution of television programs, movies and series for international markets.

TVA Group publishes more than 50 French- and English-language magazine titles in various categories, including show business, television, fashion and decorating. It also markets digital products associated with the various magazine brands. TVA Group is the largest magazine publisher in Québec.

The Media segment also operates two paid daily newspapers, Le Journal de Montréal and Le Journal de Québec, the free daily 24 heures and the J5 app, which provides real-time access to news on mobile devices and tablets. The websites of the paid dailies, journaldemontreal.com and journaldequebec.com, lead the news sites in their markets with more than 4.9 million unique visitors per month (source: ComScore Canada Multi-platform, monthly average unduplicated, January to November 2020). According to corporate figures, the aggregate circulation of the Media segment’s paid and free newspapers as of December 31, 2020 was approximately 1.8 million copies per week in print and electronic formats.

In addition, the Media segment includes NumériQ, which brings together digital strategy and content production assets that are harnessed to create digital platforms and content for the Corporation’s various platforms, and operates a number of other digital brands, including Le Guide de l’auto, Le sac de chips, Pèse sur Start, Silo 57 and Tabloïd. NumériQ also owns QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts, and the QUB musique music streaming platform.

The Corporation’s apps and websites log a combined total of more than 7.1 million unique visitors per month in Canada (source: ComScore Inc., November 2020).

The Media segment is also engaged in printing newspapers, distributing newspapers and magazines, and out-of-home advertising. In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties, Quebecor Media Sales, which offers Media segment customers integrated, diversified and complete advertising services, and Quebecor Content, which contributes to the creation, development, acquisition and distribution of television content and formats.

2020 operating results

Revenues: $650.5 million in 2020, an $87.5 million (-11.9%) decrease.

•

Advertising revenues decreased by $54.1 million (-15.9%), mainly because of lower advertising revenues at TVA Network, the newspapers, magazines, specialty channels and Quebecor Out of Home, partly reflecting the impact of COVID-19.

•

Other revenues decreased $23.1 million (-12.3%), due primarily to a decrease in revenues from film and audiovisual services because of the suspension of film shoots during the COVID-19 pandemic, as well as a decrease in magazine distribution revenues.

•	Subscription revenues decreased by $10.3 million (-4.9%), mainly because of lower subscription revenues at the magazines and newspapers.

Adjusted EBITDA: $82.2 million in 2020, a $7.4 million (9.9%) increase. A decrease in labour costs due to the impact of salary savings and the government measures introduced to deal with the COVID-19 pandemic, decreases in broadcast content costs, and decreases in production, distribution, editorial and selling expenses were partially offset by the impact of the net revenue decrease.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 87.4% in 2020 compared with 89.9% in 2019. The decrease was mainly due to lower labour costs and broadcast content costs, as well as decreases in production, distribution, editorial and selling expenses.

Cash flows from operations: $44.2 million in 2020 compared with $24.8 million in 2019 (Table 13). The $19.4 million (78.2%) increase was due to a $12.0 million decrease in additions to property, plant and equipment and to intangible assets, and the $7.4 million increase in adjusted EBITDA.

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

The Sports and Entertainment segment also owns the Théâtre Capitole, a performance venue in Québec City where the segment rents out the space, exploits the advertising spaces, generates sponsorship revenues and operates the food concessions during events.

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

On February 10, 2021, the Sports and Entertainment segment announced the acquisition of Les Disques Audiogramme inc., the largest independent French-language record label in North America.

2020 operating results

Revenues: $158.0 million in 2020, a $34.2 million (-17.8%) decrease due primarily to lower revenues from music, from concerts at the Videotron Centre, from hockey and from sporting events caused in large part by the COVID-19 pandemic, partially offset by higher revenues from book publishing and distribution.

Adjusted EBITDA: $8.7 million in 2020, a $1.4 million (19.2%) increase due primarily to decreases in some operating expenses, including labour costs as a result of the impact of salary savings and government measures introduced to deal with the COVID-19 pandemic, and decreases in operating and production costs, partially offset by the impact of the decline in revenues.

Cash flows from operations: $5.3 million in 2020 compared with $2.4 million in 2019 (Table 13). The $2.9 million favourable variance was due primarily to the $1.4 million increase in adjusted EBITDA and a $1.5 million decrease in additions to property, plant and equipment and to intangible assets.

2020/2019 FOURTH QUARTER COMPARISON

Analysis of consolidated results of operations and cash flows of Quebecor Media

Revenues: $1.15 billion, a $10.6 million (0.9%) increase.

•	Revenues increased in Telecommunications ($32.3 million or 3.6% of segment revenues).

•	Revenues decreased in Media ($22.2 million or -10.7%) and in Sports and Entertainment ($5.9 million or -10.8%).

Adjusted EBITDA: $527.0 million, a $31.1 million (6.3%) increase.

•	Adjusted EBITDA increased in Telecommunications ($19.0 million or 4.1% of segment adjusted EBITDA) and in Media ($10.3 million or 29.2%).

•	There was a favourable variance at Head Office ($2.3 million).

•	Adjusted EBITDA decreased in Sports and Entertainment ($0.5 million or -19.2%).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.1 million favourable variance in the stock-based compensation charge in the fourth quarter of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.2 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2020.

Net income attributable to shareholders: $169.4 million in the fourth quarter of 2020, compared with $170.4 million in the same period of 2019, a $1.0 million decrease.

•	The main unfavourable variances were:

o	$27.3 million increase in the depreciation and amortization charge;

o	$4.5 million increase in the charge for restructuring of operations and other items.

•	The main favourable variance was:

o	$31.1 million increase in adjusted EBITDA.

Cash flows from operations: $345.6 million, an $83.5 million (31.9%) increase due primarily to a $27.5 million decrease in additions to property, plant and equipment, a $24.9 million decrease in additions to intangible assets, and the $31.1 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $391.7 million, a $29.2 million (8.1%) increase due primarily to the net change in non-cash balances related to operating activities and the increase in adjusted EBITDA in the Telecommunications and Media segments, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $213.8 million in the fourth quarter of 2020, a $27.3 million increase due mainly to the impact of the revision of the depreciation period for some capital assets in the Telecommunications segment in consideration of technological developments and the impact of investments in property, plant and equipment and in intangible assets in the Telecommunications segment, including amortization of intangible assets related to investments in the Helix platform, partially offset by lower spending related to the leasing of set-top boxes.

Financial expenses: $66.8 million in the fourth quarter of 2020, a $1.8 million decrease caused mainly by lower average indebtedness, partially offset by the impact of the higher average interest rate on the long-term debt.

Loss on valuation and translation of financial instruments: $0.8 million in the fourth quarter of 2020, compared with $1.9 million in the same period of 2019, a $1.1 million favourable variance.

Charge for restructuring of operations and other items: $6.1 million in the fourth quarter of 2020 compared with $1.6 million in the same period of 2019, a $4.5 million unfavourable variance.

•

A $4.9 million charge was recognized in the fourth quarter of 2020 in connection with cost-reduction initiatives in the Corporation’s various segments ($1.6 million in the fourth quarter of 2019). In the fourth quarter of 2020, a $1.2 million charge for impairment of assets was also recognized in connection with various restructuring initiatives.

Income tax expense: $60.8 million (effective tax rate of 25.4%) in the fourth quarter of 2020, compared with $61.7 million (effective tax rate of 26.0%) in the same period of 2019, a $0.9 million favourable variance.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $940.9 million, a $32.3 million (3.6%) increase due essentially to the same factors as those noted above under “2020/2019 financial year comparison.”

•	Revenues from the mobile telephony service increased $13.0 million (8.3%) to $170.2 million.

•	Revenues from Internet access services increased $9.6 million (3.4%) to $292.3 million.

•	Revenues from television services decreased $19.5 million (-8.1%) to $220.0 million.

•	Revenues from wireline telephony service decreased $0.4 million (-0.5%) to $83.3 million.

•	Revenues from customer equipment sales increased $28.8 million (28.9%) to $128.4 million.

•	Other revenues increased $0.8 million (1.7%) to $46.7 million.

Total ABPU: Videotron’s total ABPU was $50.21 in the fourth quarter of 2020 compared with $$49.99 in the same period of 2019, a $0.22 (0.4%) increase. Mobile ABPU was $50.52 in the fourth quarter of 2020, compared with $51.89 in the same period of 2019, a $1.37 (-2.6%) decrease due in part to a decrease in overage and roaming revenues caused by the COVID-19 public health crisis and the popularity of BYOD plans.

Customer statistics

RGUs – 43,000 (0.7%) unit increase in the fourth quarter of 2020 compared with an increase of 21,800 in the same period of 2019.

Mobile telephony – 28,500 (2.0%) subscriber-connection increase in the fourth quarter of 2020 compared with an increase of 41,800 in the same period of 2019.

Internet access – 27,000 (1.5%) subscriber increase1 in the fourth quarter of 2020 compared with an increase of 3,000 in the same period of 2019.

Television – 6,200 (-0.4%) subscriber decrease in the fourth quarter of 2020 compared with a decrease of 13,400 in the same period of 2019.

Wireline telephony – 23,100 (-2.4%) subscriber-connection decrease2 in the fourth quarter of 2020 compared with a decrease of 25,400 in the same period of 2019.

Club illico – 16,800 (3.7%) subscriber increase in the fourth quarter of 2020 compared with an increase of 15,800 in the same period of 2019.

Adjusted EBITDA: $481.7 million, a $19.0 million (4.1%) increase due primarily to the impact of the net revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 48.8% in the fourth quarter of 2020 compared with 49.1% in the same period of 2019.

Cash flows from operations: $317.1 million in the fourth quarter of 2020 compared with $248.5 million in the same period of 2019 (Table 13). The $68.6 million increase was caused primarily by a $26.2 million decrease in additions to intangible assets due to the postponement of some investments during the COVID-19 pandemic, a $23.4 million decrease in additions to property, plant and equipment, also due to the postponement of some investments, and the $19.0 million increase in adjusted EBITDA.

[1]	The numbers for the end of the third quarter of 2020 have been lowered by 3,800 customers (reflecting reductions in customer growth of 2,500 and 1,300 in the first and second quarters of 2020 respectively) to correct an irregularity discovered in the RGU growth compilation systems.

[2]	The numbers for the end of the third quarter of 2020 have been lowered by 3,100 subscriber connections (reflecting reductions in customer growth of 2,700 and 400 in the first and second quarters of 2020 respectively) to correct an irregularity discovered in the RGU growth compilation systems.

Media

Revenues: $185.8 million in the fourth quarter of 2020, a $22.2 million (-10.7%) decrease.

•

Other revenues decreased by $9.6 million (-16.6%) due primarily to a decrease in revenues from production and distribution, and from film and audiovisual services, because of the suspension of film shoots due to the COVID-19 pandemic, as well as a decrease in magazine distribution revenues.

•	Advertising revenues decreased by $8.5 million (-8.9%), mainly because of lower advertising revenues at the newspapers, the speciality channels and TVA Network.

•	Subscription revenues decreased by $4.1 million (-7.5%), mainly because of lower subscription revenues at the specialty channels and the magazines.

Adjusted EBITDA: $45.6 million in the fourth quarter of 2020, a $10.3 million (29.2%) favourable variance due primarily to:

•

lower broadcasting content costs due, among other things, to the postponement of sporting events, decreases in some operating expenses, including labour costs, because of the impact of salary savings and the government measures introduced to deal with the COVID-19 pandemic, and to lower production and distribution costs.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 75.5% in the fourth quarter of 2020 compared with 83.0% in the same period of 2019. The decrease was mainly due to the decrease in broadcast content costs.

Cash flows from operations: $30.8 million in the fourth quarter of 2020 compared with $16.9 million in the same period of 2019 (Table 13). The $13.9 million increase was mainly due to the $10.3 million increase in adjusted EBITDA and a $4.1 million decrease in additions to property, plant and equipment.

Sports and Entertainment

Revenues: $48.8 million in the fourth quarter of 2020, a $5.9 million (-10.8%) decrease due primarily to lower revenues from music, hockey, concerts at the Videotron Centre and sporting events because of the COVID-19 pandemic, partially offset by higher revenues from book distribution and publishing.

Adjusted EBITDA: $2.1 million in the fourth quarter of 2020, a $0.5 million (-19.2%) decrease due primarily to the impact of the decline in revenues, partially offset by decreases in some operating expenses, including labour costs as a result of the impact of salary savings and the government measures introduced to deal with the COVID-19 pandemic, and production costs.

Cash flows from operations: $1.2 million in the fourth quarter of 2020 compared with $1.8 million in the same period of 2019 (Table 13). The $0.6 million decrease was essentially due to the $0.5 million decrease in adjusted EBITDA.

2019/2018 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows of Quebecor Media

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

Net income attributable to shareholders: $695.9 million in 2019 compared with $540.3 million in 2018, a $155.6 million increase.

•	The main favourable variances were:

o	$101.5 million increase in adjusted EBITDA;

o	$93.7 million favourable variance in income from discontinued operations;

o	$8.6 million decrease in financial expenses.

•	The main unfavourable variance was:

o	$48.0 million increase in the income tax expense.

Cash flows from operations: $1.15 billion in 2019, a $130.1 million (12.8%) increase due to a $101.5 million increase in adjusted EBITDA and a $67.9 million decrease in additions to property, plant and equipment, partially offset by a $39.3 million increase in additions to intangible assets.

Cash flows provided by continuing operating activities: $1.25 billion in 2019, a $206.4 million (-14.1%) decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA in the Telecommunications and Media segments and the decrease in current income taxes.

Depreciation and amortization charge: $751.2 million in 2019, a $2.1 million decrease.

Financial expenses: $282.9 million in 2019, an $8.6 million decrease caused mainly by the impact of higher interest revenues from Quebecor under loan agreements and a lower average interest rate on the debt. Additions to financial expenses were caused mainly by higher average indebtedness as a result of debt financing of a portion of the repurchase of the Quebecor Media shares held by CDP Capital d’Amérique Investissements inc. in the second quarter of 2018, as well as debt financing of loans to Quebecor and lower interest revenues generated by liquidity.

Loss on valuation and translation of financial instruments: $0.8 million in 2019 compared with $0.9 million in 2018.

Charge for restructuring of operations and other items: $28.6 million in 2019 compared with $29.1 million in 2018.

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

•

Revenues from television services decreased $22.3 million (-2.2%) to $974.4 million, due primarily to the impact of the net decrease in the customer base, partially offset by higher per-customer revenues resulting from, among other things, the impact of increases in some rates.

•	Revenues from the wireline telephony service decreased $27.5 million (-7.5%) to $341.1 million, mainly because of the impact of the net decrease in subscriber connections.

•	Revenues from customer equipment sales increased $36.3 million (15.5%) to $269.8 million, mainly because of the impact of equipment sales related to the new Helix platform launched on August 27, 2019.

•	Other revenues increased $10.6 million (6.3%) to $180.1 million, mainly reflecting revenue increases at Club illico and at Videotron Business.

Total ABPU: Videotron’s total ABPU was $50.00 in 2019 compared with $49.51 in 2018, a $0.49 (1.0%) increase. Mobile ABPU was $52.56 in 2019 compared with $53.62 in 2018, a $1.06 (-2.0%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs – The total number of RGUs was 6,076,200 at December 31, 2019, an increase of 85,900 (1.4%) in 2019 compared with an increase of 109,200 in 2018 (Table 3).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,330,500 at December 31, 2019, an increase of 176,700 (15.3%) in 2019 compared with an increase of 129,800 in 2018 (Table 3). The 2019 annual increase in the number of connections was the largest since the launch of the mobile network in 2010.

Internet access – The number of subscribers to the Internet access services stood at 1,727,300 at December 31, 2019, an increase of 22,800 (1.3%) in 2019 compared with an increase of 38,000 in 2018 (Table 3). As of December 31, 2019, Videotron’s Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,950,100 homes and businesses passed by Videotron’s network as of December 31, 2019, up from 2,907,900 one year earlier) of 58.6%, the same as a year earlier.

Television – The number of subscribers to television services stood at 1,531,800 at December 31, 2019, a decrease of 65,500 (-4.1%) in 2019 compared with a decrease of 43,200 in 2018 (Table 3). At December 31, 2019, the television service had a household and business penetration rate of 51.9% versus 54.9% a year earlier.

Wireline telephony – The number of subscriber connections to the wireline telephony service stood at 1,027,300 at December 31, 2019, a decrease of 86,600 (-7.8%) in 2019 compared with a decrease of 74,600 in 2018 (Table 3). At December 31, 2019, the wireline telephony service had a household and business penetration rate of 34.8% versus 38.3% a year earlier.

Club illico – The number of subscribers to Club illico stood at 459,300 at December 31, 2019, an increase of 38,500 (9.1%) in 2019 compared with an increase of 59,200 in 2018 (Table 3).

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

Partially offset by:

•

retroactive favourable adjustment recorded in 2018 related to roaming fees following a Canadian Radio-television and Telecommunications Commission (“CRTC”) decision (creating an unfavourable variance in 2019 when compared with 2018);

•	higher cost of mobile telephony and cable television equipment sales, reflecting in part the impact of the cost of equipment related to the new Helix platform.

Cost/revenue ratio: Employee costs and purchase of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 48.2% in 2019 compared with 49.3% in 2018, mainly because of the decrease in operating expenses, reflecting in part the impact of a one-time gain, the favourable impact of a reversal of a provision in connection with a lawsuit, and the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Cash flows from operations: $1.13 billion in 2019 compared with $995.4 million in 2018 (Table 13). The $129.9 million (13.1%) increase was due primarily to the $87.8 million increase in adjusted EBITDA and a $58.1 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of set-top boxes, partially offset by a $16.0 million increase in additions to intangible assets due primarily to investment in the Internet Protocol Television (“IPTV”) project.

Media

2019 operating results

Revenues: $738.0 million in 2019, a $9.4 million (1.3%) increase.

•

Subscription revenues increased by $9.0 million (4.5%), mainly from the specialty channels, reflecting in part the impact of the acquisition of the Évasion and Zeste specialty channels on February 13, 2019, partially offset by lower magazine subscription revenues.

•

Other revenues increased by $13.2 million (7.6%), mainly because of higher revenues from the production and distribution of audiovisual content following the acquisition of the companies in the Incendo Media group on April 1, 2019, combined with higher revenues from film production and audiovisual services.

•

Advertising revenues decreased by $12.8 million (-3.6%), mainly because of lower advertising revenues at the newspapers and magazines, partially offset by higher advertising revenues at the specialty channels, including Évasion and Zeste.

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

Cash flows from operations: $24.8 million in 2019 compared with $26.2 million in 2018 (Table 13). The $1.4 million decrease was due to the $16.2 million increase in additions to property, plant and equipment and to intangible assets, mainly attributable to spending on digital, partially offset by the $14.8 million increase in adjusted EBITDA.

Sports and Entertainment

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

Cash flows from operations: $2.4 million in 2019 compared with $5.5 million in 2018 (Table 13). The $2.9 million decrease was mainly due to the $3.2 million unfavourable variance in adjusted EBITDA.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussion of trends under “Trend Information” above, the risk factor analysis under “Item 3. Key Information – B. Risk Factors” above, and the financial risk analysis under “Financial Instruments and Financial Risk Management” below.

Operating activities

2020 financial year

Cash flows provided by continuing operating activities: $1.50 billion in 2020 compared with $1.25 billion in 2019.

The $242.8 million increase was primarily due to:

•

$288.8 million favourable net change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax payable and accounts payable and accrued charges, partially offset by an increase in accounts receivable;

•	$61.0 million increase in adjusted EBITDA in the Telecommunications segment.

Partially offset by:

•	$101.7 million increase in current income taxes;

•	$20.9 million increase in the cash portion of the charge for restructuring of operations and other items.

The favourable net variance in income tax payable and in other non-cash items and the increase in the Telecommunications segment’s profitability had a favourable impact on cash flows provided by continuing operating activities in 2020 compared with 2019.

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

Partially offset by:

•	$87.8 million and $14.8 million increases in adjusted EBITDA in the Telecommunications and Media segments respectively;

•	$47.9 million decrease in current income taxes;

•	$9.7 million decrease in the cash portion of financial expenses;

•	$4.4 million decrease in the cash portion of the charge for restructuring of operations and other items.

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

Working capital: Negative $47.6 million at December 31, 2020 compared with negative $136.5 million at December 31, 2019. The $88.9 million favourable variance was due primarily to an increase in cash and cash equivalents provided by cash flows from operating activities, an increase in accounts receivable, a reduction in bank indebtedness, a decrease in deferred revenues, partially offset by an increase in accounts payable, accrued charges and provisions.

Investing activities

2020 financial year

Cash flows used for additions to property, plant and equipment: $446.2 million in 2020 compared with $501.3 million in 2019. The $55.1 million reduction consists of $68.5 million due primarily to a decrease in investments related to set-top box rental and the postponement of some investments because of COVID-19, mainly in the Telecommunications segment, partially offset by a $13.4 million net unfavourable variance in current non-cash items.

Cash flows used for additions to intangible assets: $205.9 million in 2020 compared with $496.9 million in 2019. The $291.0 million reduction mainly reflects the impact of the purchase by Videotron of spectrum licences in the 600 MHz band for $255.8 million in 2019 and the postponement of some investments because of COVID-19, mainly in the Telecommunications segment, and a $7.8 million net favourable variance in current non-cash items.

Proceeds from disposal of assets: $4.4 million in 2020 compared with $4.2 million in 2019.

Business acquisitions: $47.1 million in 2020 compared with $35.6 million in 2019.

•

Business acquisitions in 2020 consisted essentially of the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue in the Telecommunications segment, and of the Théâtre Capitole, a Québec City performance venue, in the Sports and Entertainment segment.

•	In 2019, business acquisitions consisted of the acquisition of the companies in the Serdy Média inc. (“Serdy Média”), Serdy Video Inc. (“Serdy Video”) and Incendo Media groups in the Media segment.

Business disposals: $0.2 million in 2020 compared with $260.7 million in 2019.

•	In 2019, business disposals consisted in the sale of the operations of the 4Degrees Colocation Inc. data centres (“4Degrees Colocation”).

Loans to the parent corporation: Reimbursement of $701.1 million in 2020, compared with loans of $105.0 million in 2019.

•

In 2020, Quebecor fully reimbursed all loans due to the Corporation for a total net amount of $701.1 million. From 2018 to 2020, Quebecor entered into various loan agreements with the Corporation pursuant to which the Corporation made available to Quebecor, by way of one or multiple drawdowns, non-revolving unsubordinated or subordinated and unsecured loans. The loans bore interest at rates from 3.50% to 5.75%.

•	In 2019, Quebecor made drawdowns of $78.0 million on the September 28, 2018 loan agreement and a drawdown of $27.0 million on the September 13, 2019 loan agreement with Quebecor Media.

2019 financial year

Cash flows used for additions to property, plant and equipment: $501.3 million in 2019 compared with $549.2 million in 2018. The $47.9 million reduction consisted of $67.9 million, due primarily to a decrease in spending related to the leasing of digital set-top boxes in the Telecommunications segment, partially offset by a $20.0 million net unfavourable variance in current non-cash items.

Cash flows used for additions to intangible assets: $496.9 million in 2019 compared with $197.4 million in 2018. The $299.5 million increase was due primarily to the acquisition of spectrum licenses for $255.8 million and spending on the IPTV project, and a $4.4 million net unfavourable variance in current non-cash items.

Proceeds from disposal of assets: $4.2 million in 2019 compared with $9.4 million in 2018.

Business acquisitions: $35.6 million in 2019 compared with $10.3 million in 2018.

•

In 2019, business acquisitions consisted of the acquisition of the companies in the Serdy Média group, the companies in the Serdy Video group, and the companies in the Incendo Media group in the Media segment.

•	In 2018, business acquisitions consisted mainly of the acquisition of LC Media, Audio Zone and the assets of Mobilimage by the Media segment.

Business disposals: $260.7 million in 2019, consisting of the sale of the operations of the 4Degrees Colocation data centres.

Loans to the parent corporation: $105.0 million in 2019, compared with $596.1 million in 2018.

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

Free cash flows from continuing operating activities

2020 financial year

Free cash flows from continuing operating activities: $847.5 million in 2020 compared with $514.2 million in 2019 (Table 14).

The $333.3 million increase was due primarily to:

•	$242.8 million increase in cash flows provided by continuing operating activities;

•	$55.1 million decrease in cash flows used for additions to property, plant and equipment;

•	$35.2 million decrease in cash flows used for additions to intangible assets.

2019 financial year

Free cash flows from continuing operating activities: $514.2 million in 2019 compared with $721.6 million in 2018 (Table 14).

The $207.4 million decrease was mainly due to:

•	$206.4 million decrease in cash flows provided by continuing operating activities;

•	$43.7 million increase in cash flows used for additions to intangible assets.

Partially offset by:

•	$47.9 million decrease in cash flows used for additions to property, plant and equipment.

Financing activities

2020 financial year

Consolidated debt (long-term debt plus bank indebtedness): $198.9 million reduction in 2020. $80.6 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt reductions in 2020 essentially consisted of:

o	$116.1 million net reduction in drawings on the secured revolving credit facility of Videotron, TVA Group and Quebecor Media;

o

$71.4 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

o	$28.8 million decrease in the bank indebtedness of Quebecor Media and Videotron.

•	Additions to debt in 2020 essentially consisted of:

o	$7.7 million increase in debt attributable to changes in fair value related to hedged interest risk.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $597.1 million at December 31, 2020 compared with $677.7 million at December 31, 2019. The $80.6 million net unfavourable variance was mainly due to the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•

On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions of the facility.

•

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of $5.9 million. Videotron intends to use the proceeds from this offering for general corporate purposes, including, without limitation, the repayment of a portion of its current debt.

•	On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions.

2019 financial year

Consolidated debt (long-term debt plus bank indebtedness): $471.1 million reduction in 2019; $209.3 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt reductions in 2019 essentially consisted of:

o	$649.1 million decrease in Videotron’s drawings on its secured revolving credit facility;

o

prepayment by Quebecor Media on July 15, 2019 of the balance of its US$350 million term loan “B” issued on August 1, 2013, bearing interest at the London Interbank Offered Rate (“LIBOR”) plus 2.25%, and maturing on August 17, 2020;

o

$198.2 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

o	repayment of TVA Group’s secured term loan in the amount of $52.9 million.

•	Additions to debt in 2019 essentially consisted of:

o

issuance by Videotron on October 8, 2019 of $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million;

o	$53.9 million increase in total drawings on the secured revolving bank credit facilities of TVA Group and Quebecor Media;

o	$5.7 million increase in the bank indebtedness of Quebecor Media.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $677.7 million at December 31, 2019 compared with $887.0 million at December 31, 2018. The $209.3 million decrease was mainly due to:

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

o	unwinding of Quebecor Media’s hedges in an asset position in connection with prepayment of its term loan “B” on July 15, 2019.

Partially offset by:

o	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•	On February 13, 2019, TVA Group amended this secured revolving credit facility to extend its term to February 2020 and to amend certain terms and conditions of the facility.

•	On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility to extend the maturity date to July 2022 and to change certain terms and conditions of the facility.

Financial position

Net available liquidity: $2.58 billion at December 31, 2020 for Quebecor Media and its wholly owned subsidiaries, pro forma the issuance by Videotron of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021, consisting of available unused revolving credit facilities in the amount of $1.80 billion, and cash and cash equivalents of $781.8 million.

Consolidated debt (long-term debt plus bank indebtedness): $5.73 billion at December 31, 2020, a $198.9 million decrease compared with December 31, 2019; $80.6 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

Consolidated debt essentially consisted of Videotron’s $4.11 billion debt ($4.25 billion at December 31, 2019); TVA Group’s $28.8 million debt ($44.9 million at December 31, 2019); and Quebecor Media’s $1.59 billion debt ($1.64 billion at December 31, 2019).

As at December 31, 2020, minimum principal payments on long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2021	$27.1
2022	1,018.0
2023	1,593.4
2024	763.5
2025	400.0
2026 and thereafter	1,938.5
Total	$5,740.5

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 4.3 years as of December 31, 2020 (5.0 years pro forma the issuance by Videotron of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021), compared with 5.3 years as of December 31, 2019. After taking into account hedging instruments, debt consisted of approximately 96.1% fixed-rate debt (96.5% pro forma the issuance of the Senior Notes on January 22, 2021), compared with 94.0% as at December 31, 2019, and 3.9% floating-rate debt (3.5% pro forma the issuance of the Senior Notes on January 22, 2021), compared with 6.0% as at December 31, 2019.

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

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At December 31, 2020, the Corporation was in compliance with all required financial ratios.

Distributions paid and dividends declared and paid

Total of $1.19 billion in distributions ($996.1 million in reduction of paid-up capital and $190.0 million in dividends) declared by the Board of Directors of Quebecor Media, which was paid to shareholders in 2020 ($100.0 million in dividends in 2019).

High Speed Operation Project

On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

Analysis of consolidated balance sheet

Table 5

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2020 and 2019

(in millions of Canadian dollars)

	Dec. 31, 2020	Dec. 31, 2019	Difference	Main reasons for difference
Assets

Cash and cash equivalents	$137.3	$14.0	$123.3	Impact of current variances in activity
Accounts receivable	600.4	558.2	42.2	Impact of current variances in activity
Property, plant and equipment	3,153.0	3,379.0	(226.0)	Depreciation for the period less additions to property, plant and equipment
Intangible assets	1,466.7	1,444.0	22.7	Additions to intangible assets less amortization for the period
Goodwill	2,714.0	2,692.9	21.1	Acquisition of Télédistribution Amos and its network by the Telecommunications segment
Derivative financial instruments[1]	597.1	677.7	(80.6)	See “Financing Activities”
Loans to parent corporation	–	701.1	(701.1)	See “Investing activities”
Other assets	395.1	248.4	146.7	Impact of current variances in operating and investing activities

Liabilities

Accounts payable, accrued charges and provisions	867.4	805.0	62.4	Impact of current variances in activity
Long-term debt, including short-term portion and bank indebtedness	5,729.3	5,928.2	(198.9)	See “Financing Activities”
Deferred income taxes[2]	759.8	786.5	(26.7)	Impact of variances in activity on consolidated statement of income and consolidated statement of comprehensive income
Other liabilities	392.7	332.2	60.5	Loss on remeasurement of defined benefit plans, partially offset by an adjustment on the contingent consideration related to the sale of 4Degrees Colocation

[1]	Long-term assets less long-term liabilities.
[2]	Long-term liabilities less long-term assets.

additionAL INFORMATION

Contractual Obligations

At December 31, 2020, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 6 below shows a summary of these contractual obligations.

Table 6

Contractual obligations of Quebecor Media as of December 31, 2020

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,740.5	$27.1	$2,611.4	$1,163.5	$1,938.5
Interest payments on long-term debt[2]	1,160.0	238.8	456.0	246.7	218.5
Lease liabilities	203.2	37.2	60.2	38.9	66.9
Interest payments on lease liabilities	56.9	9.7	14.8	9.7	22.7
Additions to property, plant and equipment and other commitments	1,355.4	383.6	403.7	275.1	293.0
Derivative financial instruments[3]	(538.0)	1.6	(479.2)	(101.3)	40.9
Total contractual obligations	$7,978.0	$698.0	$3,066.9	$1,632.6	$2,580.5

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2020.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S-.dollar-denominated debt.

Significant commitments included in Table 6

Videotron has 20-year service sharing and exchange agreements with Rogers Communications Inc. to build out and operate an LTE network in Québec and the Ottawa area. It also has an agreement with Comcast Corporation to develop an innovative IPTV delivery solution, as well as agreements for the roll-out of LTE-A and 5G technologies and the purchase of mobile devices. As at December 31, 2020, the balance of those commitments stood at $646.6 million.

The Quebecor Out of Home division has agreements with various Québec transit commissions for the installation and maintenance of bus shelters, and for advertising rights on bus shelters and buses. As at December 31, 2020, the balance of those commitments stood at $105.1 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2020, the balance of those commitments stood at $483.5 million.

Table 7 presents lease liabilities by segment at December 31, 2020, 2019 and 2018:

Table 7

Lease liabilities by segment

(in millions of Canadian dollars)

	Dec.31, 2020	Dec. 31, 2019	Dec. 31, 2018
Telecommunications	$142.3	$114.2	$122.6
Media	13.4	13.5	13.7
Sports and Entertainment	44.1	40.8	39.7
Head Office	3.4	2.0	3.5
Total	$203.2	$170.5	$179.5

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $33.4 million in 2021, based on the most recent financial actuarial reports filed (contributions of $28.5 million were paid in 2020).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved.

Operating transactions

During the year ended December 31, 2020, the Corporation incurred expenses with affiliated companies in the amount of $12.6 million ($7.0 million in 2019 and none in 2018), which are included in purchase of goods and services and recorded $2.2 million in interest expense on leases with the parent corporation ($2.4 million in 2019 and $2.5 million in 2018). The Corporation made sales to an affiliated corporation in the amount of $3.7 million ($3.8 million in 2019 and $2.8 million in 2018) and recorded $41.8 million in interest revenue on loans ($35.8 million in 2019 and $14.8 million in 2018) with the parent corporation. These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2020, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2019 and 2018), and incurred management fees of $2.2 million ($2.2 million in 2019 and $2.5 million in 2018) with shareholders. These transactions were accounted for at the consideration agreed between the parties.

Tax transactions

In 2020, the parent corporation transferred $38.7 million of non-capital losses ($59.0 million in 2019 and $54.2 million in 2018) to the Corporation in exchange for a cash consideration of $10.0 million ($14.9 million in 2019 and $13.9 million in 2018). These transactions were accounted for at the consideration agreed between the parties.

Advance from the parent corporation

The advance from the parent corporation bears interest at the Canadian prime rate plus 1% and has no maturity date.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, loan to the parent corporation, long-term investments, bank indebtedness, advance from the parent corporation, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Table 8

Description of derivative financial instruments
As of December 31, 2020
(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought
Videotron
Less than 1 year	1.3235	$207.1	US$	156.5

Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759

Videotron
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Losses (gains) on valuation and translation of financial instruments for 2020, 2019 and 2018 are summarized in Table 9.

Table 9

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2020	2019	2018
Loss (gain) on the ineffective portion of fair value hedges	$1.1	$0.6	$(0.8)
Loss on the ineffective portion of cash flow hedges	0.2	0.2	1.7
	$1.3	$0.8	$0.9

A loss on cash flow hedges of $17.1 million was recorded under “other comprehensive income” in 2020 (gain of $73.8 million and loss of $10.1 million respectively in 2019 and in 2018).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2020 and December 31, 2019 were as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2020		2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,740.5)	$(6,169.2)	$(5,927.9)	$(6,317.7)
Derivative financial instruments[2]
Foreign exchange forward contracts	(8.0)	(8.0)	(2.1)	(2.1)
Cross-currency interest rate swaps	605.1	605.1	679.8	679.8

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

[2]

The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $552.5 million as of December 31, 2020 ($635.5 million in 2019) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $44.6 million as of December 31, 2020 ($42.2 million in 2019).

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2020, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2020, the provision for expected credit losses represented 2.5% of the gross amount of accounts receivable and contract assets (2.5% as of December 31, 2019), while 5.0% of trade receivables were 90 days past their billing date (7.2% as of December 31, 2019).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2020 and 2019:

	2020	2019
Balance at beginning of year	$19.6	$20.5
Changes in expected credit losses charged to income	17.4	18.8
Write off	(16.2)	(19.7)
Balance at end of year	$20.8	$19.6

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 4.3 years as of December 31, 2020 (5.0 years pro forma the issuance by Videotron of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021), compared with 5.3 years as of December 31, 2019.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2020, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2020 is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10	$1.0	$48.7
Decrease of $0.10	(1.0)	(48.7)

A variance of $0.10 in the 2020 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $5.4 million on the value of unhedged purchases of goods and services and $3.7 million on the value of unhedged acquisitions of tangible and intangible assets in 2020.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2020, after taking into account hedging instruments, debt consisted of approximately 96.1% fixed-rate debt (96.5% pro forma the issuance by Videotron of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021), compared with 94.0% as at December 31, 2019, and 3.9% floating-rate debt (3.5% pro forma the issuance of the Senior Notes on January 22, 2021), compared with 6.0% as at December 31, 2019.

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2020 was $2.0 million.

The estimated sensitivity on income and on “other comprehensive income”, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2020, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(1.2)	$(10.0)
Decrease of 100 basis points	1.2	10.0

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

The Corporation’s capital structure is composed of equity, bank indebtedness, advance from the parent corporation, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and loans to the parent corporation. The capital structure as of December 31, 2020 and 2019 is as follows:

Table 11

Capital structure of Quebecor Media
(in millions of Canadian dollars)

	2020	2019
Bank indebtedness	$1.7	$28.8
Advance from the parent corporation	16.9	–
Long-term debt	5,727.6	5,899.4
Lease liabilities	203.2	170.5
Derivative financial instruments	(597.1)	(677.7)
Cash and cash equivalents	(137.3)	(14.0)
Loans to the parent corporation	–	(701.1)
Net liabilities	5,215.0	4,705.9
Equity	$1,420.4	$2,027.8

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercorporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

There are also a number of other legal proceedings against the Corporation that are pending. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

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

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” in the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

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

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and OTT video services are recognized when services are provided;

•	revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•

wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

Media

The Media segment recognizes each of its main activities’ revenues as follows:

•	advertising revenues are recognized when the advertising is aired on television, is featured in newspapers or magazines, or is displayed on the digital properties or on transit shelters;

•	revenues from subscriptions to specialty television channels or to online publications are recognized on a monthly basis at the time service is provided or over the period of the subscription;

•	revenues from the sale or distribution of newspapers and magazines are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•	soundstage and equipment leasing revenues are recognized over the rental period;

•	revenues derived from speciality film and television services are recognized when services are provided; and

•	revenues from the distribution of audiovisual content are recognized when the content has been delivered and accepted in accordance with the conditions of the licence or distribution agreement.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

•	revenues from the sale or distribution of books and entertainment products are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;

•	revenues from venue rental, ticket sales (including season tickets) and food and beverage sales are recognized when the events take place and/or goods are sold, as the case may be;

•	revenues from the rental of suites are recognized ratably over the period of the agreement;

•	revenues from the sale of advertising in the form of venue signage or sponsorships are recognized ratably over the period of the agreement; and

•	revenues derived from sporting and cultural event management are recognized when services are provided.

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

Based on the data and assumptions used in its last impairment test, the Corporation believes that there is no significant amount of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives, on its books at this time that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2020 was $2.71 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2020 was $741.1 million.

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

Quebecor Media’s defined benefit obligations with respect to defined benefit pension plans and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions which are established with the assistance of Quebecor Media’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist mainly of equities and corporate and government fixed-income securities.

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

Contract costs

Incremental and direct costs, such as costs to obtain a contract, mainly sales commissions, or the cost of connecting a subscriber to the Corporation’s telecommunication network, are included in contract costs and amortized over the period of time the customer is expected to maintain its service or over the contract term. The amortization of contract costs is included in purchase of goods and services in the consolidated statements of income.

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

Contingent considerations and future conditional adjustments

Contingent considerations and future conditional adjustments arising from business acquisition or disposal are measured and accounted for at their fair value. The fair value is estimated based on a present value model, requiring management to assess the probabilities that the conditions on which the contingent considerations or the future conditional adjustments are based will be met in the future. The assessment of these contingent and conditional potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations or future conditional adjustments recognized and on any subsequent changes in fair value recorded in the consolidated statements of income.

Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the CRTC and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

Tax credits and government assistance

The Corporation has access to several government programs designed to support large investment projects, production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, most of the business units in the Media segment and the Sports and Entertainment segment have qualified for the Emergency Wage Subsidy program available during the health crisis related to COVID-19. The Corporation also receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

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

Non-IFRS Financial Measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from operations and free cash flows from continuing operating activities are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

In 2020, the Corporation reviewed the nature and definition of its non-IFRS measures. As a result, “cash flows from segment operations” was abandoned and replaced by the new “cash flows from operations” metric. This metric is now used to measure the cash flows generated by the operations of all the business segments, on a consolidated basis, in addition to the cash flows from operations generated by each segment. Furthermore, calculation of this metric will henceforth be based on additions to property, plant and equipment and to intangible assets rather than cash flows used for additions to property, plant and equipment and to intangible assets. As well, the new metric is calculated without taking into account proceeds on disposals.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income (loss) from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 12 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor Media’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2020 and 2019 presented in Table 12 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 12

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,864.4	$1,803.4	$1,715.6	$481.7	$462.7
Media	82.2	74.8	60.0	45.6	35.3
Sports and Entertainment	8.7	7.3	10.5	2.1	2.6
Head Office	(0.7)	(2.6)	(4.7)	(2.4)	(4.7)
	1,954.6	1,882.9	1,781.4	527.0	495.9
Depreciation and amortization	(804.1)	(751.2)	(753.3)	(213.8)	(186.5)
Financial expenses	(277.8)	(282.9)	(291.5)	(66.8)	(68.6)
Loss on valuation and translation of financial instruments	(1.3)	(0.8)	(0.9)	(0.8)	(1.9)
Restructuring of operations and other items	(39.2)	(28.6)	(29.1)	(6.1)	(1.6)
Income taxes	(214.2)	(215.5)	(167.5)	(60.8)	(61.7)
Income (loss) from discontinued operations	33.2	97.5	3.8	(0.6)	—
Net income	$651.2	$701.4	$542.9	$178.1	$175.6

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 13 and 14 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2020 and 2019 presented in Tables 13 and 14 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 13

Cash flows from operations

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$1,864.4	$1,803.4	$1,715.6	$481.7	$462.7
Media	82.2	74.8	60.0	45.6	35.3
Sports and Entertainment	8.7	7.3	10.5	2.1	2.6
Head Office	(0.7)	(2.6)	(4.7)	(2.4)	(4.7)
	1,954.6	1,882.9	1,781.4	527.0	495.9
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(402.1)	(459.3)	(517.4)	(103.9)	(127.3)
Media	(14.3)	(24.0)	(29.2)	(7.6)	(11.7)
Sports and Entertainment	(0.6)	(1.3)	(1.5)	(0.4)	(0.2)
Head Office	(0.5)	(1.4)	(5.8)	-	(0.2)
	(417.5)	(486.0)	(553.9)	(111.9)	(139.4)
Additions to intangible assets:[2]
Telecommunications	(194.0)	(218.8)	(202.8)	(60.7)	(86.9)
Media	(23.7)	(26.0)	(4.6)	(7.2)	(6.7)
Sports and Entertainment	(2.8)	(3.6)	(3.5)	(0.5)	(0.6)
Head Office	(1.2)	(0.7)	1.1	(1.1)	(0.2)
	(221.7)	(249.1)	(209.8)	(69.5)	(94.4)
Cash flows from operations
Telecommunications	1,268.3	1,125.3	995.4	317.1	248.5
Media	44.2	24.8	26.2	30.8	16.9
Sports and Entertainment	5.3	2.4	5.5	1.2	1.8
Head Office	(2.4)	(4.7)	(9.4)	(3.5)	(5.1)
	$1,315.4	$1,147.8	$1,017.7	$345.6	$262.1

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per consolidated financial statements:	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Additions to property, plant and equipment	$(417.5)	$(486.0)	$(553.9)	$(111.9)	$(139.4)
Net (decrease) increase in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(28.7)	(15.3)	4.7	(10.3)	15.3
Cash flows used for additions to property, plant and equipment	$(446.2)	$(501.3)	$(549.2)	$(122.2)	$(124.1)

[2] Reconciliation to cash flows used for additions to intangible assets as per consolidated financial statements:	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Additions to intangible assets	$(221.7)	$(249.1)	$(209.8)	$(69.5)	$(94.4)
Net increase in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	15.8	8.0	12.4	48.7	22.0
Cash flows used for licence acquisitions	-	(255.8)	-	-	-
Cash flows used for additions to intangible assets	$(205.9)	$(496.9)	$(197.4)	$(20.8)	$(72.4)

Table 14

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the consolidated financial statements.

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Cash flows from operations from Table 13	$1,315.4	$1,147.8	$1,017.7	$345.6	$262.1
Plus (minus)
Cash portion of financial expenses	(269.8)	(275.0)	(284.7)	(64.8)	(66.6)
Cash portion related to restructuring of operations and other items	(30.7)	(9.8)	(14.2)	(4.9)	(1.6)
Current income taxes	(208.7)	(107.0)	(154.9)	(27.7)	8.1
Other	2.8	2.9	4.8	(0.7)	1.6
Net change in non-cash balances related to operating activities	51.4	(237.4)	135.8	(36.4)	(73.9)
Net (decrease) increase in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(28.7)	(15.3)	4.7	(10.3)	15.3
Net increase in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	15.8	8.0	12.4	48.7	22.0
Free cash flows from continuing operating activities	847.5	514.2	721.6	249.5	167.0
Plus (minus)
Cash flows used for additions to property, plant and equipment	446.2	501.3	549.2	122.2	124.1
Cash flows used for additions to intangible assets (excluding licence acquisitions and renewals)	205.9	241.1	197.4	20.8	72.4
Proceeds from disposal of assets	(4.4)	(4.2)	(9.4)	(0.8)	(1.0)
Cash flows provided by continuing operating activities	$1,495.2	$1,252.4	$1,458.8	$391.7	$362.5

KEY PERFORMANCE INDICATORs

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

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

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, Club illico, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A -             Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 11, 2021:

Name and Municipality of Residence	Age	Position
THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D Montréal, Québec	82	Director and Chairman of the Board

SYLVIE LALANDE, ASC-C.Dir (3) Lachute, Québec	70	Director, Vice Chair and Lead Director

CHANTAL BÉLANGER, FCPA, FCGA, ASC-C.Dir(1) Blainville, Québec	68	Director

ANDRÉ P. BROSSEAU (1) (2) (3) Montréal, Québec	59	Director

MICHÈLE COLPRON, FCPA, FCA, ASC (1), Saint-Lambert, Québec	57	Director

LISE CROTEAU, FCPA, FCA, ASC (3) Mont-Tremblant, Québec	60	Director

ROBERT PARÉ (2) Westmount, Québec	66	Director

ÉRIK PÉLADEAU Lorraine, Québec	66	Director

NORMAND PROVOST (1) (2) Brossard, Québec	66	Director and Chair of the Audit and Risk Management Committee

PIERRE KARL PÉLADEAU Outremont, Québec	59	President and Chief Executive Officer

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	50	President and Chief Executive Officer, Videotron Ltd.

FRANCE LAUZIÈRE Town of Mount-Royal, Québec	54	President and Chief Executive Officer, TVA Group Inc. and Chief of Content, Quebecor Content

MARC M. TREMBLAY Montréal, Québec	60	Chief Operating Officer and Chief Legal Officer

HUGUES SIMARD Montréal, Québec	54	Chief Financial Officer

CHRISTIAN JETTÉ Repentigny, Québec	60	President, Publishing, Book Group, Quebecor and CEO, CEC Publishing Inc.

Name and Municipality of Residence	Age	Position
PATRICK JUTRAS Sainte-Julie, Québec	52	Senior Vice President and Chief Advertising Officer

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	41	Vice President and Treasurer

LYNE ROBITAILLE Laval, Québec	58	Senior Vice President, Newspapers, Magazines, Distribution and Printing and President and Publisher, Journal de Montréal

DENIS SABOURIN Outremont, Québec	60	Vice President and Corporate Controller

MARTIN TREMBLAY Québec, Québec	45	Chief Operating Officer, Quebecor Sports & Entertainment Group

MATHIEU TURBIDE Longueuil, Québec	50	Vice President, Digital Content, Quebecor and Vice President, NumériQ

(1)	Member of the Audit and Risk Management Committee

(2)	Member of the Executive Committee

(3)	Member of the Human Resources and Corporate Governance Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney has been a Director of Quebecor Media since January 31, 2001 and Director of Quebecor since 1999. He has been Chairman of the Board of Quebecor and Videotron since June 19, 2014, and of Quebecor Media since May 8, 2018. He also acted as Chairman of the Board of Quebecor Media from June 2014 to February 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. He practiced law before assuming the presidency of Iron Ore Company of Canada. He subsequently entered politics as Leader of the Progressive Conservative Party which he led to victory in September 1984. He was Prime Minister of Canada until 1993. He then returned to the practice of law and joined the well-established international law firm of Norton Rose Fulbright Canada based in Montréal. He was, until May 2019, Director, Chair of the Compensation Committee and member of the Corporate Governance Committee of Wyndham Worldwide Corporation. Mr. Mulroney is Chair of the Board of the International Advisory Council of Barrick Gold Corporation. He serves as a Director of Acreage Holdings, Inc. and The Blackstone Group L.P. He is also Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Sylvie Lalande, Director, Vice Chair and Lead Director and Chair of the Human Resources and Corporate Governance Committee. Ms. Lalande has been a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017 and as Vice Chair on May 8, 2018. She was appointed as Chair of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media on May 12, 2016. She has been a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. She held several senior positions in the media, marketing, communication marketing and corporate communications sectors. Until October 2001, she was the Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions at TVA Group and at Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a university certificate in corporate governance from the Collège des administrateurs de sociétés de l’Université Laval (CAS). She is also a qualified corporate director (ASC). Ms. Lalande was Director, Lead Director and Chair of the Corporate Governance and Human Resources Committee of Ovivo Inc. until its privatisation in September 2016. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the CAS. From April 2017 to December 2019, she was Chair of the Board of Capital régional et coopératif Desjardins.

Chantal Bélanger, Director and member of the Audit and Risk Management Committee. Ms. Bélanger has been a Director and member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to 2019, she was a Director, Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and served on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She was a Director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a Director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a Director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a Director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chairs its Audit Committee. Ms. Bélanger is a Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA, FCGA) and holds a certificate in Corporate Governance from the CAS. She is also a qualified corporate director (ASC). Ms. Bélanger has been the Chair of the Board of the CAS since September 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a Director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director, member of the Audit and Risk Management Committee and of the Human Resources and Corporate Governance Committee, and Chair of the Executive Committee. Mr. Brosseau has been a Director and member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 12, 2016. He has also been a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017 and has been Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He currently serves as a Director, Chair of the Audit Committee and Chair of the Compensation Committee for DMD Digital Health Connections Group Inc., a company of which he is one of the five founders, and that provides digital solutions for pharmaceutical companies. Mr. Brosseau is also an advisor and owner of Quintess (formerly Grupo Cimcorp Brazil), an IT company specializing in outsourcing and telecommunication infrastructure management. Mr. Brosseau was President of Blackmont Capital Markets in Toronto until June 2009 and then served as Chair of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC, mostly based in Toronto. Most recently he was Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc., as well as a member of the Executive Committee. Mr. Brosseau holds a bachelor’s degree (B.Sc.) in Politics and a master’s degree (M.Sc.) in Political Science from the Université de Montréal.

Michèle Colpron, Director and member of the Audit and Risk Management Committee. Ms. Colpron has been a Director of Quebecor and Quebecor Media since March 11, 2020 and a Director of Videotron since May 14, 2020. Ms. Colpron has been a member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 14, 2020. Ms. Colpron has over 30 years experience in leadership roles in the financial services industry. She held senior positions from 2000 to 2012 at Caisse de dépôt et placement du Québec where she was Senior Vice President, Financial Management. She also was Vice President, Investment Administration and Vice President, Finance and Administration Private Equity. From 1993 to 1999, Ms. Colpron held senior positions as Chief Financial Officer at Merrill Lynch Bank (Suisse) S.A. and Finance and Human Resources Manager of Standard Chartered Bank (Switzerland) S.A. Her foray into the international business began in 1989 with Ernst & Young in London followed by Hong Kong in 1991 until 1993 as audit manager. Ms. Colpron has been a member of the Boards of Directors of Fonds de solidarité FTQ since 2012, the Canada Infrastructure Bank since 2017 and the Investment Industry Regulatory Organization of Canada (IIROC) since 2017. She has been Vice Chair of the Board of Directors of IIROC since 2020. She is a member of various committees of these Boards and is Chair of a Finance and Audit Committee, Chair of a Human Resources and Pension Committee, and Chair of a Financial Asset Management Committee. She was also Vice Chair, corporate Director and member of various committees of the Professional Insurance Liability Fund of the Barreau of Québec between 2012 and 2020. Ms. Colpron is Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA, FCA). She is also a qualified corporate director (ASC).

Lise Croteau, Director and member of the Human Resources and Corporate Governance Committee. Ms. Croteau has been a Director and member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since June 16, 2019. Ms. Croteau has been a chartered professional accountant since 1984 and was named a Fellow of the Ordre des comptables professionels agréés du Québec (FCPA, FCA) in 2008. She is also a qualified corporate director (ASC). She was, from 2015 until March 31, 2018, Executive Vice President and Chief Financial Officer of Hydro-Québec. In this role, her mandate included orienting, developing and overseeing all financial, regulatory and management accounting activities, as well as financial planning, taxation, financial control and risk management. In addition, she was responsible for Hydro-Québec’s financial statements and reports. She joined Hydro-Québec in 1986, successively holding management positions. She also served as Acting President and Chief Executive Officer from May to July 2015. In 2016, she ranked among Canada’s Most Powerful Women: Top 100 Award Winners, a distinction bestowed by the Women’s Executive Network (WXN). In 2017, the Québec Chapter of Financial Executives International Canada (FEI Canada) presented her with the Ace of Finance award in the Financial Executive of a Large Corporation category. Ms. Croteau currently serves as a Director, is the president of the Audit Committee and a member of the Investment Committee of Boralex Inc. Since May 2019, she has also served as a Director and as a member of the Audit Committee of Total. S.E. Ms. Croteau is governor of the Université de Sherbrooke’s Fondation de recherche en administration (FRAUS), foundation for which she also served as a Director until May 2019. Ms. Croteau was a Director of the Montréal Heart Institute Foundation and a member of its Audit Committee until April 2019. She also served on the Board of Directors of the Montréal Museum of Fine Arts.

Robert Paré, Director and member of the Executive Committee. Mr. Paré has been a Director of Quebecor and Quebecor Media since June 19, 2014. Since February 2018, he has been a Strategic Advisor for the law firm Fasken Martineau DuMoulin LLP where he previously held the position of Senior Partner specializing in governance and corporate and commercial law. Mr. Paré currently serves as a Director and a member of the Conduct Review and Governance Committee of National Bank of Canada. Mr. Paré is currently a member of the Boards of the Institute of Corporate Directors of Canada and the Institute for Research in Immunology and Cancer (IRIC). Mr. Paré has been a Director for several other companies, including Essilor Goup Canada Inc., Groupe BMTC Inc., ADF Group Inc., and RONA Inc., where he served on the Nominating and Governance Committee from April 2009 to May 2016 and on the Human Resources and Compensation Committee from May 2012 to May 2016. Mr. Paré has a bachelor’s degree in Law from Université Laval. He is a member of the Québec Bar.

Érik Péladeau, Director. Mr. Péladeau has been a Director of Quebecor Media since July 2015. He also served as a Director from January 2001 to September 2009. Mr. Péladeau has also been a Director of Quebecor since July 2015. He also served as a Director of Quebecor from 1988 to 2010 and as Vice Chairman of the Board for much of that period. Mr. Péladeau is currently President of the holding company Cie de Publication Alpha inc. He was, until June 30, 2018, President of Groupe Lelys Inc., a corporation he acquired in 1984 which specializes in flexographic label printing. Mr. Péladeau has been associated with different companies throughout the Quebecor group where he worked for more than 28 years. He spearheaded the diversification of Quebecor’s digital content offerings with the creation of Quebecor Multimedia. He was also a Director of The Jean Coutu Group (PJC) Inc. from 1993 to 2008. Érik Péladeau is active in many charitable organizations.

Normand Provost, Director, Chair of the Audit and Risk Management Committee and member of the Executive Committee. Mr. Provost has been a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He has also been a member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since June 2014 and Chairman since May 2018. From May 2014 to December 2015, he was Assistant to the President of the Caisse de dépôt et placement du Québec (CDPQ), one of the largest institutional fund managers in Canada and North America. Between October 2003 and May 2014, he was Executive Vice-President, Equity of CDPQ. Mr. Provost joined CDPQ in 1980 and has held several positions within the institution, ranging from Advisor and Investment Manager, specializing in midsize businesses, to President of the subsidiary CDP Capital d’Amérique Investissements inc. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operating Officer of CDPQ from April 2009 to March 2012 and was also a member of the executive committee. Between September 2009 and May 2014, he assumed the leadership of all CDPQ’s initiatives in Québec. He serves on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S., and chairs its Audit and Risk Management Committee since September 2020. Since March 2015, Mr. Provost also serves on the Board of Directors and chairs the Investment Committee of Desjardins Financial Security. From January 2018 to December 2019, Mr. Provost was a member of the Board of Directors of Investissement Québec and the Chairman of its Risk Management Committee. Since January 2019, Mr. Provost is Chairman of the Board of Groupe Germain.

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

France Lauzière, President and Chief Executive Officer, TVA Group and Chief Content Officer of Quebecor Content. Ms. Lauzière was appointed to her current position in October 2017. She joined TVA Group in 2001 and became head of programming for the TVA Network in 2006. Afterwards, she held the position of Senior Vice President, Content of Quebecor Content and Vice President, Programming of TVA Group from 2006 to 2013. She also serves on the board of La Factry, a school for creativity dedicated to forging creative minds equipped to find new solutions to contemporary challenges.

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

Jean-François Parent, Vice President and Treasurer. Mr. Parent was promoted Vice President and Treasurer in December 2018 from his previous position as Senior Director Financing and M&A of Quebecor Media. Mr. Parent joined Quebecor Media in 2006 and has assumed various responsibilities in treasury, corporate finance and mergers and acquisitions since then. He has also served as Vice President and Treasurer of Quebecor and Videotron since December 2018. Mr. Parent holds a M.Sc. in Finance from Université de Sherbrooke and is a member of the Montréal chapter of the CFA Institute and a member of the Ordre des comptables professionnels agréés du Québec.

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

Martin Tremblay, Chief Operating Officer, Quebecor Sports and Entertainment Group. Mr. Tremblay was appointed Chief Operating Officer, Quebecor Sports and Entertainment Group in August 2017. From 2012 to 2017, he held the position of Vice President, Public Affairs of Quebecor Media. He previously worked for several years in the Office of the Minister of the Environment, the Office of the Minister of Municipal Affairs and at the Office of the Mayor of the City of Montréal. Since January 2019, Mr. Tremblay has been a member of the Board of Directors of ComediHa! Mr. Tremblay holds a Bachelor’s degree in international relations from Université du Québec in Chicoutimi.

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

B -          Compensation

Compensation of Directors

The table below indicates the compensation received by our Directors for the financial year ended December 31, 2020:

Compensation for the financial year ended December 31, 2020(1)	$
Chair of the Board(2)	390,000
Vice Chair of the Board and Lead Director	20,000
Base compensation of Directors	90,000
Chair of the Audit and Risk Management Committee	30,000
Chair of the Human Resources and Corporate Governance Committee	26,000
Members of the Audit and Risk Management Committee (except Chair)	15,000
Members of the Human Resources and Corporate Governance Committee (except Chair)	17,000
Members of the Executive Committee	5,000
Attendance fees (lump sum payment)	20,000

(1)	All Directors of Quebecor also act as Directors of Quebecor Media. Fees are borne on a pro rata basis between the two corporations.

(2)	The Chair of the Board does not receive attendance fees nor any other additional compensation for acting as Director.

All of our Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees.

From January 1 to December 31, 2020, the amount of compensation (including benefits in kind) paid to our Directors for services in all capacities to Quebecor and Quebecor Media and its subsidiaries (other than TVA Group) was $1,586,099. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

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

For the financial year ended December 31, 2020, our senior executive officers, as a group, received aggregate compensation of $10.6 million for services they rendered in all capacities during 2020, which amount includes base salary, bonuses and benefits in kind.

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

Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by our Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by our Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless our Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by our Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33⅓% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2020, no options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries. During the year ended December 31, 2020, a total of 81,250 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $4.7 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2020, an aggregate total of 47,950 options were outstanding (all of which were vested at that date), with a weighted average exercise price of $65.96 per share.

No further grant of options is being contemplated for the near future.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Quebecor Media. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. As per the provisions of the plan, options usually vest as follows: ⅓ after one year, ⅔ after two years, and 100% three years after the original grant. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors has determined that options would vest equally over three years with the first 33⅓% vesting on the third anniversary of the date of the grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. By signing the notice of grant they have received, holders of options have committed to obtaining Quebecor’s consent before exercising their right to purchase the shares for which they wish to exercise their options.

During the year ended December 31, 2020, 1,342,267 options to purchase Quebecor Class B Shares were granted to officers and employees of Quebecor Media and its subsidiaries. As of December 31, 2020, a total of 3,630,959 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $30.57 per share, were outstanding (none of which were vested at that date). The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2020 was $32.76.

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

During the year ended December 31, 2020, 310,000 options to purchase TVA Group Class B Shares were granted to officers and employees of TVA Group. As of December 31, 2020, a total of 795,000 options to purchase TVA Group Class B Shares, with a weighted average exercise price of $2.06 per share, were outstanding (of which 35,000 were vested at that date). The closing sale price of the TVA Group Class B Shares on the TSX on December 31, 2020 was $2.11.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a performance shares unit (“PSU”) plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares and, in the case of the DSU plan, also on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares or TVA Group Class B shares. As of December 31, 2020, 148,785 DSUs based on Quebecor Class B shares, 48,034 DSUs based on TVA Group Class B shares and no PSUs based on Quebecor Class B Shares were outstanding.

TVA Group’s DSU and PSU plans

On July 10, 2016, TVA Group established a DSU plan and a PSU plan for its employees based on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B shares. As of December 31, 2020, 156,564 DSUs and no PSUs were outstanding.

For more information on the compensation plans described above, refer to note 21 to our audited consolidated financial statements for the year ended December 31, 2020 included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The higher pension benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $162,278. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $8,114 as of December 31, 2020. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2020 to provide the pension benefits to our senior executives, as a group, was $520,100. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 28 to our audited consolidated financial statements for the year ended December 31, 2020 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$162,278 or more	$32,456	$48,683	$64,911	$81,139	$97,367

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

Executive Committee

The Executive Committee of our Board of Directors is currently composed of three members, namely Messrs. André P. Brosseau, Robert Paré and Normand Provost. Mr. Brosseau is the Chairman of our Executive Committee. The Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time and by the Business Corporations Act (Québec). However, the Committee does not have the power to grant options or DSUs which power has already been delegated by the Board of Directors to its Human Resources and Corporate Governance Committee.

Audit and Risk Management Committee

Our Audit and Risk Management Committee is currently composed of four Directors, namely Ms. Chantal Bélanger and Ms. Michèle Colpron and Messrs. André P. Brosseau and Normand Provost. Mr. Provost is the Chairman of our Audit and Risk Management Committee. Our Board of Directors has determined that more than one of the members of the Audit and Risk Management Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit and Risk Management Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit and Risk Management Committee assists our Board of Directors in overseeing i) the effectiveness of internal and financial controls and reporting, ii) the quality and integrity of the presentation of the financial statements and financial information and iii) the processes of identifying and managing enterprise risks. Our Audit and Risk Management Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of our Audit and Risk Management Committee provides, among other things, that our Audit and Risk Management Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit and Risk Management Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit and Risk Management Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit and Risk Management Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit and Risk Management Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. At least every five years, our Audit and Risk Management Committee carries out an assessment of the external auditor. It also reviews and approves our Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions. Lastly, it also reviews and oversees risk management, particularly including operational risks related to information technology, cybersecurity as well as financial, fraud and regulatory risks, and oversees the effectiveness of the measures put in place to control these risks.

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

D-           Employees

As of December 31, 2020, we had 9,787 employees on a consolidated basis. As of December 31, 2019 and 2018, we had 10,038 and 10,039 employees on a consolidated basis, respectively. A number of our employees work part-time. The following table sets forth certain information relating to our employees in each of our operating segments as of December 31, 2020:

Business segments	Total number of employees	Number of employees under collective bargaining agreements	Number of collective bargaining agreements
Telecommunications	6,538	3,753	5
Videotron	6,484	3,708	4
Other	54	45	1
Media	2,644	1,077	20
MediaQMI	272	124	6
TVA Group	1,739	821	7
Other	633	132	7
Sports and Entertainment	462	115	2
Corporate	143	-	-
Total	9,787	4,945	27

As of December 31, 2020, 51% of our employees were represented by collective bargaining agreements. Through our subsidiaries, we are party to a total of 27 collective bargaining agreements:

•	Videotron is party to four collective bargaining agreements representing 3,708 unionized employees. The collective bargaining agreement covering 2,727 unionized employees in the Montréal region expired on December 31, 2018. The negotiation phase is currently underway with this unit. There are also two collective bargaining agreements covering unionized employees in the Québec City (495 unionized employees) and Saguenay regions (235 unionized employees), with terms running through December 31, 2021, for which negotiations are in progress or will be undertaken in 2021. The collective bargaining agreement covering 251 unionized employees in the Gatineau region has been renewed until August 31, 2021.

•	One other collective bargaining agreement covering 45 unionized employees of our subsidiary, SETTE Inc., expired on December 31, 2018. The negotiation phase is currently underway.

•	MediaQMI is party to six collective bargaining agreements, representing 124 unionized employees. Of these six collective bargaining agreements, one has expired in December 2020 and its renewal will soon be subject to phases of negotiation. One collective bargaining agreement will expire on December 31, 2021, one will expire in June 2022, two will expire in December 2022, and another one will expire in April 2023.

•	TVA Group is party to seven collective bargaining agreements, representing 821 unionized employees. Negotiations related to one collective bargaining agreement, which expired in 2019, are in progress or will be undertaken in 2021. Two other collective bargaining agreement will expire in October and December 2021.

•	Other subsidiaries of the Media segment are party to various collective agreements, representing 132 unionized employees:

Entities	Employees	Terms	Comments
RéseauQMI Mirabel – Office	45	12/31/2021	None
Mirabel – Expedition	9	12/31/2020	Negotiations are set to start in April 2021
RéseauQMI Québec –Warehouse/Office	13	09/30/2021	None
Mirabel – Printing / Maintenance	44	05/05/2021	None
RéseauQMI Mirabel – Warehouse	21	12/31/2022	None

•	Our Sports and Entertainment segment is party to two collective bargaining agreements, representing 115 unionized employees:

Entities	Employees	Terms	Comments
Édition CEC	26	12/31/2020	Negotiations are set to start in March 2021
ADP - Sogides	89	12/31/2021	None

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

To the knowledge of our Directors and officers and according to public information available, the only persons or companies which, as at March 11, 2021, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor were Pierre Karl Péladeau and Fidelity Management & Research Company et als (“Fidelity”).

Name	Number of Class A Shares held	% of Class A Shares held	Number of Class B Shares held	% of Class B Shares held	% of voting rights attached to outstanding Class A and B Shares
Pierre Karl Péladeau	69,873,856	90.70%	829,040	0.49%	74.49%
Fidelity (1)	-	-	18,409,832	10.91%	1.96%

(1)	Based on an early warning report filed on SEDAR on January 11, 2021, the last publicly available information disclosing the share ownership in Quebecor of Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers LLC, FIL Limited, Crosby Advisors LLC, Fidelity SelectCo, LLC, Fidelity (Canada) Asset Management ULC, and FIL Limited and certain of its affiliates.

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

Operating transactions

During the year ended December 31, 2020, the Corporation incurred expenses with affiliated companies in the amount of $12.6 million ($7.0 million in 2019 and none in 2018), which are included in purchase of goods and services and recorded $2.2 million in interest expense on leases with the parent corporation ($2.4 million in 2019 and $2.5 million in 2018). The Corporation made sales to an affiliated corporation in the amount of $3.7 million ($3.8 million in 2019 and $2.8 million in 2018) and recorded $41.8 million in interest revenue on loans ($35.8 million in 2019 and $14.8 million in 2018) with the parent corporation. These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2020, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2019 and 2018), and incurred management fees of $2.2 million ($2.2 million in 2019 and $2.5 million in 2018) with shareholders. These transactions were accounted for at the consideration agreed between the parties.

Tax transactions

In 2020, the parent corporation transferred $38.7 million of non-capital losses ($59.0 million in 2019 and $54.2 million in 2018) to the Corporation in exchange for a cash consideration of $10.0 million ($14.9 million in 2019 and $13.9 million in 2018). These transactions were accounted for at the consideration agreed between the parties.

Advances from the Parent Corporation

The advance from the parent corporation is bearing interest at Canadian prime rate plus 1% and has no maturity date.

D -        Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A -       Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as at December 31, 2020 and 2019, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2020, as well as the Report of Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B -         Legal Proceedings

We and our subsidiaries are involved in a number of legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

C -       Dividend Policy and Dividends

Dividend Policies and Payments

Our authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2020, our issued and outstanding share capital was as follows:

79,377,062.24 common shares outstanding, all of which were held, directly or indirectly, by Quebecor.

Holders of our common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as our Board of Directors shall determine in its discretion. In 2020, the Board of Directors of Quebecor Media declared and paid aggregate cash dividend on our common shares of $190 million. In November 2020, aggregate cash distributions in the form of a reduction of paid-up capital of our common shares were paid in the amount of $996 million by way of shareholders’ resolution. In 2019, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. In 2018, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on our common shares of $100 million. We currently expect, to the extent permitted by our Articles of Incorporation, the terms of our indebtedness and applicable law, to continue to pay dividends to our shareholders or reduce paid-up capital in the future.

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

ITEM 9 — THE OFFER AND LISTING

A -         Offer and Listing Details

Not applicable.

B -         Plan of Distribution

Not applicable.

C -          Markets

Outstanding Notes

On October 11, 2012, we issued and sold CAN$500.0 million aggregate principal amount of our 6⅝% Senior Notes due 2023 and US$850.0 million aggregate principal amount of our 5¾% Senior Notes due 2023 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Our 5¾% Senior Notes due 2023 and our 6⅝% Senior Notes due 2023 are unsecured and are due on January 15, 2023, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of the 5¾% Senior Notes due 2023, we filed a registration statement on Form F-4 with the SEC on April 10, 2013 and completed the registered exchange offer on May 21, 2013. As a result of this exchange offer, our 5¾% Senior Notes due 2023 issued on October 11, 2012 have been registered under the Securities Act. Our 6⅝% Senior Notes due 2023 were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding Senior Notes, the ability of the holders of any such Senior Notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding Senior Notes on any exchange or automated dealer quotation system. The record holder of our 5¾% Senior Notes due 2023 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 6⅝% Senior Notes due 2023 is CDS Clearing and Depository Services Inc.

D -         Selling Shareholders

Not applicable.

E -          Dilution

Not applicable.

F -          Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A -           Share Capital

In addition to our common shares, our authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2020, there were no issued and outstanding preferred shares.

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

(c)

Rights to share in our profits: Except as provided in paragraph (a) above (the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to$1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

(d)

Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to$1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.

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

(e)

Redemption provisions: Holders of Series C Shares may require us to redeem the Series C preferred shares at any time at a price of$1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

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

(c)

Rights to share in our profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85%cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to$1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganization), none.

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

(e)

Redemption provisions: Holders of Series G Shares may require us to redeem the Series G preferred shares at any time at a price of$1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

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

3.

Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of our Cumulative First Preferred Shares, see “Cumulative First Preferred Shares” in section 2 above. As regards our Preferred Shares, Series E, we will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Business Corporations Act (Québec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Business Corporations Act (Québec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (⅔) of the votes cast by the shareholders at a special meeting, and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval.

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

5.

Limitations on right to own securities: There are regulations related to the ownership and control of Canadian broadcast undertakings as described under “Item 4 — Information on the Corporation — Regulation”. There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of non-residents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “CTCCOCR”). Under the CTCCOCR, the holding corporation of a Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the holding corporation of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33⅓%.

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

(a)	Indenture relating to $500,000,000 of our 6⅝% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On October 11, 2012, we issued $500,000,000 aggregate principal amount of our 6⅝% Senior Notes due January 15, 2023 pursuant to an Indenture, dated as of October 11, 2012, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2023. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(d)

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

(e)

Indenture relating to $400,000,000 of Videotron’s 5⅝% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, Videotron issued $400,000,000 aggregate principal amount of its 5⅝% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(f)

Indenture relating to US$600,000,000 of Videotron’s 5⅜% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 9, 2014, Videotron issued US$600,000,000 aggregate principal amount of its 5⅜% Senior Notes due June 15, 2024, pursuant to an Indenture, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2024. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(h)

Indenture relating to US$600,000,000 of Videotron’s 5⅛% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 13, 2017, Videotron issued US$600,000,000 aggregate principal amount of its 5⅛% Senior Notes due April 15, 2027, pursuant to an Indenture, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on April 15, 2027. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(j)

Indenture relating to $650,000,000 of Videotron’s 3⅛% Senior Notes due January 15, 2031, dated as of January 22, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 22, 2021, Videotron issued $650,000,000 aggregate principal amount of its 3⅛% Senior Notes due January 15, 2031, pursuant to an Indenture, dated as of January 22, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2031. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

E-    Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of our 5¾% Senior Notes due 2023 issued on October 11, 2012 (the “2012 US$ notes”) and our 6⅝% Senior Notes due 2023 issued on October 11, 2012 (the “2012 C$ notes” or “C$ notes”) (and collectively with our 2012 US$ notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

Foreign Currency Risk and Interest Rate Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. dollar-denominated debt obligations outstanding as of December 31, 2020, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2020, after taking into account hedging instruments, debt consisted of approximately 96.1% fixed-rate debt (96.5% pro forma the issuance by Videotron of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021), compared with 94.0% as at December 31, 2019, and 3.9% floating-rate debt (3.5% pro forma the issuance of the Senior Notes on January 22, 2021), compared with 6.0% as at December 31, 2019.

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2020 was $2.0 million.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2020, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2020, the provision for expected credit losses represented 2.5% of the gross amount of accounts receivable and contract assets (2.5% as of December 31, 2019), while 5.0% of trade receivables were 90 days past their billing date (7.2% as of December 31, 2019).

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

Principal Repayments

As of December 31, 2020, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31, (in millions)
2021	27.1
2022	1,018.0
2023	1,593.4
2024	763.5
2025	400.0
2026 and thereafter	1,938.5
Total	$5,740.5

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

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit and Risk Management Committee has been structured to comply with the requirements of Canadian National Instrument 52- 110 - Audit Committee (“NI 52-110”). Our Board of Directors has determined that more than one “audit committee financial expert” (as defined in Item 16A of Form 20-F) are serving on our Audit and Risk Management Committee and that all members of the Audit and Risk Management Committee are “independent” directors, as defined under SEC rules.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2020, 2019 and 2018. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2020 are included in this annual report on Form 20-F.

Our Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2020, 2019 and 2018, none of the non-audit services described below were approved by the Audit and Risk Management Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Audit Fees(1)	$2,795,109	$2,349,459	$2,316,815
Audit related Fees(2)	-	127,767	59,438
Tax Fees(3)	48,993	80,366	260,027
All Other Fees(4)	-	-	3,500
Total	$2,844,102	$2,557,592	$2,639,780

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

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2020, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

2.1

Form of 6⅝% Senior Notes due January 15, 2023 of Quebecor Media (incorporated by reference to Exhibit A to to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 21, 2013, Commission file No. 333-13792).

Exhibit Number	Description
2.2

Indenture, relating to Quebecor Media’s 6⅝% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.8 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on March 21, 2013, Commission file No. 333-13792).

2.3

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

2.6

Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.7

Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.8

Indenture, dated as of March 14, 2012, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

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

2.10

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

2.11

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

2.12

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

Exhibit Number	Description
2.13	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.8 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).
2.14	Form of 5⅝% Senior Notes due June 15, 2025 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).
2.15	Form of Notation of Guarantee of the subsidiary guarantors of the 5⅝% Senior Notes due June 15, 2025 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).
2.16	Indenture, dated as of June 17, 2013, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).
2.17	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).
2.18	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).
2.19	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).
2.20	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.21	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

Exhibit Number	Description
2.22	Form of 5⅜% Senior Notes due June 15, 2024 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).
2.23	Form of Notation of Guarantee of the subsidiary guarantors of the 5⅜% Senior Notes due June 15, 2024 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).
2.24	Indenture, dated as of April 9, 2014, by and among Videotron, the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).
2.25	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).
2.26	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.20 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).
2.27	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).
2.28	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.21 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.29	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.24 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).
2.30	Form of 5¾% Senior Notes due January 15, 2026 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).
2.31	Form of Notation of Guarantee by the subsidiary guarantors of the 5¾% Senior Notes due January 15, 2026 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

Exhibit Number	Description
2.32	Indenture, dated as of September 15, 2015, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).
2.33	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.5 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).
2.34	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).
2.35	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.36	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).
2.37	Form of 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).
2.38	Form of Notation of Guarantee of the subsidiary guarantors of the 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).
2.39	Indenture, dated as of April 13, 2017, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).
2.40	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.31 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.41	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.36 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

Exhibit Number	Description
2.42	Form of 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.43	Form of Notation of Guarantee of the subsidiary guarantors of the 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.44	Indenture, dated as of October 8, 2019, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.45	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).
2.46	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.16 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).
2.47	Form of 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.44 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).
2.48	Form of Notation of Guarantee of the subsidiary guarantors of the 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.44 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).
2.49	Indenture, dated as of January 22, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.44 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).
3.1	Written resolution adopted by the Shareholders of Quebecor Media on February 15, 2017 relating to the increase in the size of the Board of Directors of Quebecor Media (translation) (incorporated by reference to Exhibit 3.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 333-13792).
4.1	Fourth Amendment to the Amended and Restated Credit Agreement, dated as of February 15, 2019, amending the Amended and Restated Credit Agreement, dated as of June 14, 2013, by and among Quebecor Media, as Borrower, the financial institutions party thereto from time to time, as Lenders, and Bank of America, N.A., as Administrative Agent, as amended (incorporated by reference to Exhibit 4.2 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 333-13792).

Exhibit Number	Description
4.2

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

4.3

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

4.4

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

4.6

First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron ltée, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors (incorporated by reference to Exhibit 4.3 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 333-13792).

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
4.9

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

4.10

Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.8), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.6 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

4.11

Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.8), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.12 to Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 333-13792).

4.12

Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron ltée, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.13

Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.14

Form of Share Pledge of the shares of Videotron and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

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
Name: Hugues Simard
Title: Chief Financial Officer

Dated: March 25, 2021

QUEBECOR MEDIA INC.

Consolidated financial statements

Years ended December 31, 2020, 2019 and 2018

Report of independent registered public accounting firm

To the shareholder and the board of directors of Quebecor Media Inc.

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. [the “Corporation“] as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes [collectively referred to as the “consolidated financial statements“]. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards [IFRSs] as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Corporation‘s management. Our responsibility is to express an opinion on the Corporation‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit and risk management committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Timing of revenue recognition from subscriber services in the Telecommunications segment

Description of the matter

As disclosed in note 1 (e) to the consolidated financial statements, the Telecommunications segment recognizes revenue from subscriber services, such as television distribution, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenue. The Corporation recognized $3,622.6 million of revenues for the year ended December 31, 2020 related to these services.

The Corporation’s revenue recognition process involves several information technology [“IT”] applications responsible for the initiation, processing, and recording of transactions from the Corporation's various customers, and the calculation and allocation of revenue by service in accordance with the Corporation's accounting policy. The timing of revenue recognition is considered a critical audit matter due to the complexity in our audit procedures considering the high volume of subscribers, each receiving different services with varying invoicing schedules.

How we addressed the matter in our audit	To test the timing of revenue recognition from subscriber services in the Telecommunications segment, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of manual controls, as well as the application controls and the IT general controls with the assistance of our IT specialists, related to the timing of revenue recognition for Telecommunications subscriber services. We reperformed management’s calculation of the entire deferred revenue balance related to these subscriber services as of December 31, 2020. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the Telecommunications subscriber services as of December 31, 2020, by comparing the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We corroborated, by agreeing to supporting documentation, the appropriateness of any manual entries posted to the deferred revenue accounts. Finally, we independently developed expectations of revenue per user by service type and compared it to the average revenue per user by service type.
Capitalization of labor costs to property, plant and equipment and to intangible assets in the Telecommunications segment
Description of the matter	As disclosed in note 3 to the consolidated financial statements, $200.0 million of labor costs were capitalized to property, plant and equipment and to intangible assets during the year ended December 31, 2020, of which a significant portion relates to the Telecommunications segment. Given the high volume of internal projects for which many employees are working on, the capitalization of labor costs is considered to be a critical audit matter in the Telecommunications segment.
How we addressed the matter in our audit	To test the capitalization of labor costs to property, plant and equipment and to intangible assets in the Telecommunications segment, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls related to the capitalization of labor costs. We discussed with project managers, for a sample of significant projects, the nature of the project and the nature of the costs capitalized, and analyzed variances compared to the budget for each cost category, including labor costs. We corroborated variances compared to the budget to supporting documents such as invoices or employee timesheets. In addition, we corroborated time capitalized by comparing the number of hours worked by an employee on a specific project to the approved timesheet. Finally, we performed analytical procedures by comparing the proportion of internal labor per project to prior year.

We have served as the Corporation‘s auditor since 2008.

Montreal, Canada

March 22, 2021

QUEBECOR MEDIA INC.

consolidated statements of income

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Note	2020	2019	2018
Revenues	2	$4,317.8	$4,293.8	$4,181.0

Employee costs	3	635.0	698.2	696.6
Purchase of goods and services	3	1,728.2	1,712.7	1,703.0
Depreciation and amortization	10, 11, 12	804.1	751.2	753.3
Financial expenses	4	277.8	282.9	291.5
Loss on valuation and translation of financial instruments		1.3	0.8	0.9
Restructuring of operations and other items	5	39.2	28.6	29.1
Income before income taxes		832.2	819.4	706.6
Income taxes:	6
Current		208.7	107.0	154.9
Deferred		5.5	108.5	12.6
		214.2	215.5	167.5

Income from continuing operations		618.0	603.9	539.1
Income from discontinued operations	29	33.2	97.5	3.8
Net income		$651.2	$701.4	$542.9

Income from continuing operations attributable to
Shareholders		$607.8	$598.4	$536.5
Non-controlling interests		10.2	5.5	2.6

Net income attributable to
Shareholders		$641.0	$695.9	$540.3
Non-controlling interests		10.2	5.5	2.6

See accompanying notes to consolidated financial statements.

QUEBECOR media INC.

consolidated statements of comprehensive income

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Note	2020	2019	2018
Income from continuing operations		$618.0	$603.9	$539.1

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(17.1)	73.8	(10.1)
Deferred income taxes		6.4	(2.8)	(5.7)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	28	(83.8)	(69.0)	(6.8)
Deferred income taxes		22.2	18.4	1.9
Reclassification to income:
Gain related to cash flow hedges		–	(1.1)	–
Deferred income taxes		–	0.7	–
		(72.3)	20.0	(20.7)

Comprehensive income from continuing operations		545.7	623.9	518.4
Income from discontinued operations	29	33.2	97.5	3.8
Comprehensive income		$578.9	$721.4	$522.2

Comprehensive income from continuing operations attributable to
Shareholders		$538.6	$617.8	$515.6
Non-controlling interests		7.1	6.1	2.8

Comprehensive income attributable to
Shareholders		$571.8	$715.3	$519.4
Non-controlling interests		7.1	6.1	2.8

See accompanying notes to consolidated financial statements.

QUEBECOR media INC.

consolidated statements of equity

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Equity attributable to shareholders
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Equity attributable to non- controlling interests	Total equity
	(note 20)			(note 22)
Balance as of December 31, 2017	$3,630.8	$1.3	$(1,133.3)	$(60.4)	$85.9	$2,524.3
Net income	–	–	540.3	–	2.6	542.9
Other comprehensive (loss) income	–	–	–	(20.9)	0.2	(20.7)
Dividends	–	–	(100.0)	–	(0.1)	(100.1)
Repurchase of shares	(611.1)	–	(928.9)	–	–	(1,540.0)
Balance as of December 31, 2018	3,019.7	1.3	(1,621.9)	(81.3)	88.6	1,406.4
Net income	–	–	695.9	–	5.5	701.4
Other comprehensive income	–	–	–	19.4	0.6	20.0
Dividends	–	–	(100.0)	–	–	(100.0)
Balance as of December 31, 2019	3,019.7	1.3	(1,026.0)	(61.9)	94.7	2,027.8
Net income	–	–	641.0	–	10.2	651.2
Other comprehensive loss	–	–	–	(69.2)	(3.1)	(72.3)
Dividends	–	–	(190.0)	–	(0.2)	(190.2)
Reduction of paid-up capital (note 20)	(1,729.1)	733.0	–	–	–	(996.1)
Balance as of December 31, 2020	$1,290.6	$734.3	$(575.0)	$(131.1)	$101.6	$1,420.4

See accompanying notes to consolidated financial statements.

QUEBECOR media INC.

consolidated statements of cash flows

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Note	2020	2019	2018
Cash flows related to operating activities
Income from continuing operations		$618.0	$603.9	$539.1
Adjustments for:
Depreciation of property, plant and equipment	10	620.5	596.4	608.9
Amortization of intangible assets	11	143.4	116.7	105.5
Amortization of right-of-use assets	12	40.2	38.1	38.9
Loss on valuation and translation of financial instruments		1.3	0.8	0.9
Impairment of assets	5	8.5	18.8	14.9
Amortization of financing fees	4	8.0	7.9	6.8
Deferred income taxes	6	5.5	108.5	12.6
Other		(1.6)	(1.3)	(4.6)
		1,443.8	1,489.8	1,323.0
Net change in non-cash balances related to operating activities		51.4	(237.4)	135.8
Cash flows provided by continuing operating activities		1,495.2	1,252.4	1,458.8

Cash flows related to investing activities
Business acquisitions	7	(47.1)	(35.6)	(10.3)
Business disposals	29	0.2	260.7	–
Additions to property, plant and equipment	10	(446.2)	(501.3)	(549.2)
Additions to intangible assets	11	(205.9)	(496.9)	(197.4)
Proceeds from disposals of assets		4.4	4.2	9.4
Acquisition of tax deductions from the parent corporation	27	(10.0)	(14.9)	(13.9)
Loans to the parent corporation	14	701.1	(105.0)	(596.1)
Other		(16.7)	(30.3)	(11.3)
Cash flows used in continuing investing activities		(20.2)	(919.1)	(1,368.8)

Cash flows related to financing activities
Net change in bank indebtedness		(27.1)	4.5	24.3
Net change under revolving facilities	17	(116.1)	(595.6)	736.5
Net change in advance from the parent corporation		16.9	–	–
Issuance of long-term debt, net of financing fees	17	–	790.7	–
Repayment of long-term debt	17	–	(487.3)	(19.2)
Repayment of lease liabilities	18	(44.6)	(41.9)	(42.3)
Settlement of hedging contracts		(1.6)	90.0	(1.6)
Repurchase of Common Shares	20	–	–	(1,540.0)
Reduction of paid-up capital	20	(996.1)	–	–
Dividends		(190.0)	(100.0)	(100.0)
Dividends paid to non-controlling interests		(0.2)	–	(0.1)
Cash flows used in continuing financing activities		(1,358.8)	(339.6)	(942.4)

Cash flows provided by (used in) continuing operations		$116.2	$(6.3)	$(852.4)

QUEBECOR media INC.

consolidated statements of cash flows (continued)

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Note	2020	2019	2018
Cash flows provided by (used in) continuing operations		$116.2	$(6.3)	$(852.4)

Cash flows provided by (used in) discontinued operations	29	7.1	(0.7)	8.5

Cash and cash equivalents at beginning of the year		14.0	21.0	864.9
Cash and cash equivalents at end of the year		$137.3	$14.0	$21.0

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$136.0	$5.1	$20.2
Cash equivalents		1.3	8.9	0.8
		$137.3	$14.0	$21.0

Changes in non-cash balances related to operating items (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(45.9)	$17.8	$(17.7)
Contract assets		(25.7)	(16.7)	(21.3)
Inventories		(12.6)	(32.1)	(4.3)
Accounts payable, accrued charges and provisions		89.7	(16.4)	33.6
Income taxes		81.2	(134.0)	134.2
Deferred revenue		(29.7)	(12.9)	(5.7)
Defined benefit plans		19.3	(14.9)	13.0
Other		(24.9)	(28.2)	4.0
		$51.4	$(237.4)	$135.8

Interest and taxes reflected as operating activities
Cash interest payments		$307.4	$302.0	$300.2
Cash income tax payments (net of refunds)		124.7	238.9	18.0

Non-cash investing transactions are presented in notes 10, 11 and 12.

See accompanying notes to consolidated financial statements.

QUEBECOR media INC.

consolidated balance sheets

December 31, 2020 and 2019
(in millions of Canadian dollars)

	Note	2020	2019
Assets

Current assets
Cash and cash equivalents		$137.3	$14.0
Accounts receivable	8	600.4	558.2
Contract assets	15	174.9	160.3
Income taxes		4.0	19.1
Inventories	9	250.7	240.4
Other current assets		112.9	121.1
		1,280.2	1,113.1
Non-current assets
Property, plant and equipment	10	3,153.0	3,379.0
Intangible assets	11	1,466.7	1,444.0
Goodwill	13	2,714.0	2,692.9
Right-of-use assets	12	161.1	130.9
Derivative financial instruments	26	625.5	679.8
Deferred income taxes	6	48.3	34.3
Loans to the parent corporation	14	–	701.1
Other assets	15	395.1	248.4
		8,563.7	9,310.4
Total assets		$9,843.9	$10,423.5

QUEBECOR media INC.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2020 and 2019
(in millions of Canadian dollars)

	Note	2020	2019
Liabilities and equity

Current liabilities
Bank indebtedness		$1.7	$28.8
Advance from the parent corporation	27	16.9	–
Accounts payable, accrued charges and provisions	16	867.4	805.0
Deferred revenue		307.5	333.5
Income taxes		70.0	3.4
Current portion of long-term debt	17	27.1	44.9
Current portion of lease liabilities	18	37.2	34.0
		1,327.8	1,249.6
Non-current liabilities
Long-term debt	17	5,700.5	5,854.5
Lease liabilities	18	166.0	136.5
Derivative financial instruments	26	28.4	2.1
Deferred income taxes	6	808.1	820.8
Other liabilities	19	392.7	332.2
		7,095.7	7,146.1
Equity
Capital stock	20	1,290.6	3,019.7
Contributed surplus		734.3	1.3
Deficit		(575.0)	(1,026.0)
Accumulated other comprehensive loss	22	(131.1)	(61.9)
Equity attributable to shareholders		1,318.8	1,933.1
Non-controlling interests		101.6	94.7
		1,420.4	2,027.8
Commitments, contingencies and subsequent events	23, 25, 31
Total liabilities and equity		$9,843.9	$10,423.5

See accompanying notes to consolidated financial statements.

On March 22, 2021, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

On behalf of the Board of Directors,

(signed)	(signed)

The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	Normand Provost, Director

QUEBECOR media INC.

Notes to consolidated financial statements

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refers to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

	% voting	% equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles Inc.	100.0%	100.0%

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand service. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of news and entertainment digital platforms and a music streaming service, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

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

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential, across Québec. The Québec government subsequently implemented a gradual reopening plan, which was followed at the end of December 2020 by new restrictions and the suspension of some business activities due to the second wave of the pandemic. This health crisis curtailed the operations of many of Quebecor Media’s business partners and led to a significant slowdown in some of the Corporation’s segments in 2020. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a significant reduction in volume at Videotron Ltd.’s (“Videotron”) retail outlets and delays in client migration to its new Helix entertainment and home management platform; lower advertising revenues, a significant decrease in sports events broadcast by the TVA Sports specialty channel, and reduced film and audiovisual content activity in the Media segment; and the cancellation of most shows and events and the interruption of music and book distribution activities in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor Media has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Because of the slowdown in the economy, approximately 10% of Quebecor Media’s workforce have received benefits in 2020 under the Corporation’s assistance program. During the health crisis, this program provides financial assistance to employees temporarily laid off or to employees on stand-by in addition to the Canadian wage subsidy programs. Due to significant decreases in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Emergency Wage Subsidy, and subsidies totalling $49.6 million were recorded in 2020 as a reduction in employee costs. Given the uncertainty about the evolution of the pandemic, the full impact of the health crisis over its duration cannot be determined with certainty.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

SEGMENTED INFORMATION

	Telecom- munications	Media	Sports and Entertainment	Head Office and Inter- segments	Total
					2020
Revenues	$3,622.6	$650.5	$158.0	$(113.3)	$4,317.8

Employee costs	403.8	176.7	30.3	24.2	635.0
Purchase of goods and services	1,354.4	391.6	119.0	(136.8)	1,728.2
Adjusted EBITDA[1]	1,864.4	82.2	8.7	(0.7)	1,954.6

Depreciation and amortization					804.1
Financial expenses					277.8
Loss on valuation and translation of financial instruments					1.3
Restructuring of operations and other items					39.2
Income before income taxes					$832.2

Cash flows used for
Additions to property, plant and equipment	$429.3	$15.9	$0.6	$0.4	$446.2
Additions to intangible assets	180.1	22.1	2.8	0.9	205.9

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

SEGMENTED INFORMATION (continued)

	Telecom- munications	Media	Sports and Entertainment	Head Office and Inter- segments	Total
					2019
Revenues	$3,480.4	$738.0	$192.2	$(116.8)	$4,293.8

Employee costs	398.6	228.6	38.6	32.4	698.2
Purchase of goods and services	1,278.4	434.6	146.3	(146.6)	1,712.7
Adjusted EBITDA[1]	1,803.4	74.8	7.3	(2.6)	1,882.9

Depreciation and amortization					751.2
Financial expenses					282.9
Loss on valuation and translation of financial instruments					0.8
Restructuring of operations and other items					28.6
Income before income taxes					$819.4

Cash flows used for
Additions to property, plant and equipment	$476.8	$21.8	$1.3	$1.4	$501.3
Additions to intangible assets	468.0	24.8	3.5	0.6	496.9

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

SEGMENTED INFORMATION (continued)

	Telecom- munications	Media	Sports and Entertainment	Head Office and Inter- segments	Total
					2018
Revenues	$3,382.0	$728.6	$182.1	$(111.7)	$4,181.0

Employee costs	387.1	234.4	38.8	36.3	696.6
Purchase of goods and services	1,279.3	434.2	132.8	(143.3)	1,703.0
Adjusted EBITDA[1]	1,715.6	60.0	10.5	(4.7)	1,781.4

Depreciation and amortization					753.3
Financial expenses					291.5
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations and other items					29.1
Income before income taxes					$706.6

Cash flows used for
Additions to property, plant and equipment	$513.2	$28.7	$1.5	$5.8	$549.2
Additions to intangible assets	190.2	4.8	3.5	(1.1)	197.4

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)), the liability related to stock-based compensation (note 1(u)) and the net defined benefit liability (note 1(v)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2019 and 2018 have been restated to conform to the presentation adopted for the year ended December 31, 2020.

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

(c)	Business acquisition

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

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

•	the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•	the entity can identify each party's rights regarding the goods or services to be transferred;

•	the entity can identify the payment terms for the goods or services to be transferred;

•	the contract has commercial substance (i.e. the risk, timing or amount of the entity's future cash flows is expected to change as a result of the contract); and

•	it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” in the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

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

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

•	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and over-the-top video services are recognized when services are provided;
•	revenues from equipment sales to subscribers are recognized when the equipment is delivered;
•	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and
•	wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

QUEBECOR MEDIA INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

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

Years ended December 31, 2020, 2019 and 2018

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

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation incremental borrowing rate at that date or interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interests on lease liabilities are recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

(j)	Financial instruments

Classification, recognition and measurement

Most of financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value through other comprehensive income or through profit or loss. Contingent consideration and future conditional adjustments arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value recorded in the consolidated statements of income.

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

Years ended December 31, 2020, 2019 and 2018

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

Years ended December 31, 2020, 2019 and 2018

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

The Corporation has access to several government programs designed to support large investment projects, production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Emergency Wage Subsidy program available during the health crisis related to the COVID-19. The Corporation also receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

(m)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(n)	Accounts receivable and contract assets

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

Years ended December 31, 2020, 2019 and 2018

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

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the broadcast or distribution period begins and all of the following conditions have been met: (a) the cost of the licence for each program, movies, series or right to broadcast a live event is known or can be reasonably determined, (b) the programs, movies or series have been accepted or the live event is broadcast in accordance with the conditions of the licence agreement; and (c) the programs, movies or series are available for distribution, first showing or telecast, or when the live event is broadcast.

Amounts paid for broadcast and distribution rights before all of the above conditions are met are recorded as prepaid rights.

Broadcast and distribution rights are charged to operating expenses when televisual products and movies are broadcast or distributed over the contract period, using a method based on how future economic benefits from those rights will be generated.

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

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Property, plant and equipment

Property, plant and equipment are recorded at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct wireline and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

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

The Corporation does not record any decommissioning obligations in connection with its wireline distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for those assets.

Videotron is engaged in an agreement to operate a shared LTE network in the Province of Québec and the Ottawa region.

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

Years ended December 31, 2020, 2019 and 2018

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

(s)	Contract costs

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

Years ended December 31, 2020, 2019 and 2018

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

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans (continued)

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive (loss) income and in accumulated other comprehensive (loss) income. Re-measurements are comprised of the following:

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

The following significant areas represent management's most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 13.

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

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Use of estimates and judgments (continued)

(iii)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. It can also require an assessment of the probable outcomes of legal proceedings or other contingencies. Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements, is presented in note 25.

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

Interpretation of laws and regulation, including those of the Canadian Radio-television and Telecommunications Commission (“CRTC”) and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

2.	REVENUES

	2020	2019	2018
Telecommunications:
Internet	$1,131.4	$1,114.3	$1,079.3
Television	903.6	974.4	996.7
Mobile telephony	658.5	600.7	534.4
Wireline telephony	338.4	341.1	368.6
Equipment sales	408.9	269.8	233.5
Other	181.8	180.1	169.5
Media:
Advertising	285.5	339.6	352.4
Subscription	200.3	210.6	201.6
Other	164.7	187.8	174.6
Sports and Entertainment	158.0	192.2	182.1
Inter-segments	(113.3)	(116.8)	(111.7)
	$4,317.8	$4,293.8	$4,181.0

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2020	2019	2018
Employee costs	$835.0	$908.4	$895.9
Less employee costs capitalized to property, plant and equipment and to intangible assets	(200.0)	(210.2)	(199.3)
	635.0	698.2	696.6
Purchase of goods and services:
Royalties, rights and creation costs	651.0	662.7	681.7
Cost of products sold	476.0	415.3	380.2
Service contracts	197.3	158.2	154.3
Marketing, circulation and distribution expenses	80.8	106.7	105.9
Other	323.1	369.8	380.9
	1,728.2	1,712.7	1,703.0
	$2,363.2	$2,410.9	$2,399.6

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

4.	FINANCIAL EXPENSES

	2020	2019	2018
Interest on long-term debt	$296.4	$298.2	$287.8
Amortization of financing fees	8.0	7.9	6.8
Interest on lease liabilities[1]	10.3	10.3	11.0
Interest on net defined benefit liability	7.3	6.8	6.2
(Gain) loss on foreign currency translation on short-term monetary items	(1.7)	(2.2)	2.3
Interest from the parent corporation	(41.8)	(35.8)	(14.8)
Other	(0.7)	(2.3)	(7.8)
	$277.8	$282.9	$291.5
[1]	Includes interest on leases liabilities with the parent Corporation of an amount of $2.2 million in 2020 ($2.4 million in 2019 and $2.5 million in 2018).

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

In 2020, a charge of $30.7 million was recorded in connection with cost reduction initiatives in the Corporation’s various segments ($9.8 million in 2019 and $14.2 million in 2018 which were related to cost reduction initiatives and disposal of assets).

In 2020, an impairment charge on assets of $8.5 million was also recorded as a result of restructuring initiatives ($18.8 million in 2019 and $14.9 million in 2018).

6.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2020 (26.6% in 2019 and 26.7% in 2018) and income taxes in the consolidated statements of income:

	2020	2019	2018
Income taxes at domestic statutory tax rate	$220.5	$218.0	$188.7
Reduction resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(1.1)	(0.4)	(1.2)
Change in benefit arising from the recognition of current and prior year tax losses (note 29)	(4.7)	–	(18.5)
Other	(0.5)	(2.1)	(1.5)
Income taxes	$214.2	$215.5	$167.5

QUEBECOR MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

6.	INCOME TAXES (continued)

The significant items comprising the Corporation's net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2020	2019	2020	2019	2018
Loss carryforwards	$4.3	$1.8	$2.8	$17.4	$(8.0)
Defined benefit plans	82.5	55.2	(5.1)	3.8	(3.2)
Contract assets	(65.5)	(58.8)	6.7	4.5	5.8
Property, plant and equipment	(459.0)	(480.7)	(21.7)	9.0	(16.4)
Goodwill, intangible assets and other assets	(322.9)	(301.8)	20.3	64.3	34.0
Long-term debt and derivative financial instruments	(19.2)	(26.3)	(0.7)	3.0	1.3
Other	20.0	24.1	3.2	6.5	(0.9)
	$(759.8)	$(786.5)	$5.5	$108.5	$12.6

Changes in the net deferred income tax liability are as follows:

	Note	2020	2019
Balance at beginning of year		$(786.5)	$(686.4)
Recognized in income as continuing operations		(5.5)	(108.5)
Recognized in other comprehensive income		28.6	16.3
Acquisition of tax deductions	27	10.0	14.9
Business acquisitions		(0.8)	(4.1)
Discontinued operations and other		(5.6)	(18.7)
Balance at end of year		$(759.8)	$(786.5)

Deferred income tax asset		$48.3	$34.3
Deferred income tax liability		(808.1)	(820.8)
		$(759.8)	$(786.5)

As of December 31, 2020, the Corporation had loss carryforwards for income tax purposes of $18.0 million available to reduce future taxable income, that will expire between 2031 and 2040. These losses have been recognized. The Corporation also had capital losses of $416.0 million that can be carried forward indefinitely and applied only against future capital gains of which none were recognized.

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholders.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

7.	BUSINESS ACQUISITIONS

2020

•	On December 31, 2020, Videotron closed the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue for a cash consideration of $32.9 million, net of cash acquired of $0.1 million. The acquired assets consist mainly of the network, intangible assets and goodwill.

•	On June 17, 2020, the Sports and Entertainment segment acquired the Théâtre Capitole, a concert hall in Québec, for a cash consideration of $10.8 million, net of an assumed working capital liability. The acquired assets consist mainly of the building and equipment.

2019

•	On February 13, 2019, TVA Group Inc. (“TVA Group”) acquired the companies in the Serdy Média inc. and Serdy Video Inc. groups, including the Évasion and Zeste specialty channels, for a total cash consideration of $23.5 million, net of cash acquired of $0.5 million. An amount of $1.6 million relating to certain post-closing adjustments was also paid during the third quarter of 2019. The acquired assets consist mainly of intangible assets and goodwill.

•	On April 1, 2019, TVA Group acquired the Incendo Media inc. group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. A first payment of $3.4 million on the balance payable was made in the fourth quarter of 2020. An amount of $0.6 million relating to certain post-closing adjustment was also received during the third quarter of 2019. The purchase price is subject to adjustments relating to the achievement of future conditions. The acquired assets consist mainly of intangible assets and goodwill.

2018

•	In 2018, the Corporation acquired businesses, included in the Media segment and in the Sport and Entertainment segment, for a total cash consideration of $10.3 million.

8.	ACCOUNTS RECEIVABLE

	2020	2019
Trade	$496.6	$461.0
Other[1]	103.8	97.2
	$600.4	$558.2

[1]	Includes interest receivable from Quebecor of an amount of $10.6 million as of December 31, 2019.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

9.	INVENTORIES

	2020	2019
Audiovisual content	$138.0	$119.3
Finished goods	83.6	93.5
Raw materials and supplies	29.1	27.6
	$250.7	$240.4

Cost of inventories included in purchase of goods and services amounted to $744.4 million in 2020 ($721.8 million in 2019 and $721.5 million in 2018). Write-downs of inventories totalling $6.9 million were recognized in purchase of goods and services in 2020 ($6.3 million in 2019 and $4.7 million in 2018).

10.	PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery and equipment	Telecom- munication networks	Projects under development	Total
Cost

Balance as of December 31, 2018	$544.4	$1,872.2	$6,009.2	$91.0	$8,516.8
Additions	22.5	107.8	252.5	118.5	501.3
Net change in additions financed with non-cash balances	0.5	(6.0)	(5.4)	(4.5)	(15.4)
Reclassification	3.4	86.0	88.8	(105.7)	72.5
Retirement, disposals and other	(3.5)	(74.7)	(17.9)	(2.3)	(98.4)
Balance as of December 31, 2019	567.3	1,985.3	6,327.2	97.0	8,976.8
Additions	13.0	66.5	230.3	136.4	446.2
Net change in additions financed with non-cash balances[1]	–	1.4	(57.0)	(9.2)	(64.8)
Reclassification	2.3	(57.4)	184.5	(129.4)	–
Retirement, disposals and other	13.7	31.0	(228.8)	–	(184.1)
Balance as of December 31, 2020	$596.3	$2,026.8	$6,456.2	$94.8	$9,174.1

[1]	Includes a $36.7 million government credit for large investment projects receivable in 2020.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

10.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Machinery and equipment	Telecom- munication networks	Projects under development	Total
Accumulated depreciation and impairment losses

Balance as of December 31, 2018	$226.4	$1,379.9	$3,481.5	$–	$5,087.8
Depreciation	20.1	174.0	402.3	–	596.4
Retirement, disposals and other	(2.4)	(70.2)	(13.8)	–	(86.4)
Balance as of December 31, 2019	244.1	1,483.7	3,870.0	–	5,597.8
Depreciation	20.0	145.7	454.8	–	620.5
Retirement, disposals and other	(0.6)	34.1	(230.7)	–	(197.2)
Balance as of December 31, 2020	$263.5	$1,663.5	$4,094.1	$–	$6,021.1

Net carrying amount
As of December 31, 2019	$323.2	$501.6	$2,457.2	$97.0	$3,379.0
As of December 31, 2020	$332.8	$363.3	$2,362.1	$94.8	$3,153.0

In 2020, the amortization of certain components of the Corporation’s telecommunication networks was accelerated in order to reflect shorter remaining useful lives as a result of technology changes. Depreciation was increased by $24.0 million in 2020 to reflect the new useful lives.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software	Broadcasting licences, naming rights, projects under development and other	Total
Cost

Balance as of December 31, 2018	$723.5	$1,067.7	$398.3	$2,189.5
Additions[1]	255.8	209.6	31.5	496.9
Net change in additions financed with non-cash balances	–	(73.9)	62.7	(11.2)
Business acquisition	–	1.2	20.0	21.2
Reclassification	–	80.0	(152.5)	(72.5)
Retirement, disposals and other	–	(13.9)	(7.5)	(21.4)
Balance as of December 31, 2019	979.3	1,270.7	352.5	2,602.5
Additions	–	125.6	80.3	205.9
Net change in additions financed with non-cash balances [2]	–	(114.2)	63.8	(50.4)
Business acquisition	–	0.1	9.6	9.7
Reclassification	–	129.0	(129.0)	–
Retirement, disposals and other	–	(21.7)	(4.9)	(26.6)
Balance as of December 31, 2020	$979.3	$1,389.5	$372.3	$2,741.1

Accumulated amortization and impairment losses

Balance as of December 31, 2018	$247.7	$639.9	$166.6	$1,054.2
Amortization	–	105.2	11.5	116.7
Retirement, disposals and other	–	(7.5)	(4.9)	(12.4)
Balance as of December 31, 2019	247.7	737.6	173.2	1,158.5
Amortization	–	133.0	10.4	143.4
Retirement, disposals and other	–	(21.7)	(5.8)	(27.5)
Balance as of December 31, 2020	$247.7	$848.9	$177.8	$1,274.4

Net carrying amount
As of December 31, 2019	$731.6	$533.1	$179.3	$1,444.0
As of December 31, 2020	$731.6	$540.6	$194.5	$1,466.7

[1]	On April 10, 2019, Videotron acquired 10 spectrum licences in the 600 MHz band covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

[2]	Includes a $50.3 million government credit for large investment projects receivable in 2020.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

11.	INTANGIBLE ASSETS (continued)

The cost of internally generated intangible assets, mainly composed of software, was $732.5 million as of December 31, 2020 ($651.8 million as of December 31, 2019). For the year ended December 31, 2020, the Corporation recorded additions of internally generated intangible assets of $98.6 million ($65.2 million in 2019 and $43.4 million in 2018).

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, was $437.2 million as of December 31, 2020 ($401.8 million as of December 31, 2019). For the year ended December 31, 2020, the Corporation recorded $52.2 million in amortization on its internally generated intangible assets ($45.2 million in 2019 and $40.7 million in 2018). The net carrying value of internally generated intangible assets was $295.3 million as of December 31, 2020 ($250.1 million as of December 31, 2019).

Spectrum licences are allocated to the Telecommunications CGU, broadcasting licences are allocated to the Broadcasting CGU, trademarks are allocated to the Telecommunications and Magazines CGUs, while sport franchises are allocated to the Sports and Entertainment CGU. The net carrying value of intangible assets with an indefinite useful life was $741.1 million as of December 31, 2020 and 2019.

12.	RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets, which mainly relates to leases of premises and vehicles, are as follows:

	2020	2019
Cost
Balance at beginning of year	$341.6	$320.3
Additions financed with lease obligations	77.4	33.9
Retirement and other	(25.6)	(12.6)
Balance at end of year	393.4	341.6

Accumulated depreciation
Balance at beginning of year	210.7	184.7
Depreciation	40.2	38.1
Retirement and other	(18.6)	(12.1)
Balance at end of year	232.3	210.7

Net carrying amount	$161.1	$130.9

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with the parent corporation of $18.0 million as of December 31, 2020 ($20.7 million as of December 31, 2019). The depreciation expense on leases with the parent Corporation was $2.5 million in 2020 ($2.3 million in 2019 and 2018).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

13.	GOODWILL

Changes in the net carrying amount of goodwill are as follows:

	2020	2019
Cost
Balance at beginning of year	$5,685.7	$5,671.1
Business acquisitions	21.1	14.6
Balance at end of year	5,706.8	5,685.7

Accumulated impairment losses
Balance at beginning and at end of year	2,992.8	2,992.8

Net carrying amount	$2,714.0	$2,692.9

The net carrying amount of goodwill as of December 31, 2020 and 2019 was allocated to the following significant CGU groups:

	2020	2019
CGU groups
Telecommunications	$2,679.2	$2,656.1
Other[1]	34.8	36.8
Total	$2,714.0	$2,692.9

[1]	Includes mainly the CGUs related to Film, audiovisual content and television activities, Book publishing and distribution activities, and Sports and Entertainment activities.

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

Years ended December 31, 2020, 2019 and 2018

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

	2020		2019
CGU groups[1]	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications	8.5%	2.0%	9.0%	2.5%
Other	10.5 to 15.5	0.0 to 2.0	11.0 to 14.0	(1.0) to 2.0

[1]	In 2020 and 2019, the recoverable amounts of all CGUs were based on value in use, using the discounted cash flow method.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunication CGU to eq ual its carrying value.

14.	LOANS TO THE PARENT CORPORATION

From 2018 to 2020, Quebecor entered into various loan agreements with the Corporation pursuant to which the Corporation made available to Quebecor, by way of one or multiple drawdowns, non-revolving unsubordinated or subordinated and unsecured loans. The loans were bearing interest at rates from 3.50% to 5.75%. All loans were fully reimbursed on November 30, 2020. As of December 31, 2019, Quebecor had drawn down a total amount of $701.1 million on these loans.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

15.	OTHER ASSETS

	2020	2019
Contract assets[1]	$247.2	$221.5
Audiovisual content	195.3	174.0
Contract costs[2]	148.2	112.2
Other	177.2	74.8
	767.9	582.5
Less current portion of contract assets	(174.9)	(160.3)
Less current portion of audiovisual content (included in “Inventories”)	(138.0)	(119.3)
Less current portion of contract costs (included in “Other current assets”)	(59.9)	(54.5)
	$395.1	$248.4

[1]	Impairment loss on contract assets resulting from mobile contracts being cancelled prior their initial term amounted to $20.5 million in 2020 ($19.7 million in 2019 and $25.8 million in 2018), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

[2]	Amortization amounted to $65.9 million in 2020 ($63.6 million in 2019 and $63.2 million in 2018).

16.	ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2020	2019
Trade and accruals	$662.6	$575.1
Salaries and employee benefits	126.4	145.8
Interest payable	55.8	56.5
Provisions	18.4	15.9
Stock-based compensation	4.2	11.7
	$867.4	$805.0

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

17.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2020	2020	2019
Quebecor Media
Bank credit facility (i)	–%	$–	$9.0
Senior Notes (ii)		1,593.4	1,611.7
		1,593.4	1,620.7
Videotron (iii)
Bank credit facility (iv)	–%	–	89.3
Senior Notes (ii)		4,120.0	4,173.0
		4,120.0	4,262.3
TVA Group (iii)
Bank credit facility (v)	2.14%	27.1	44.9

Total long-term debt		5,740.5	5,927.9

Change in fair value related to hedged interest rate risk		16.8	9.1
Financing fees, net of amortization		(29.7)	(37.6)
		(12.9)	(28.5)
		5,727.6	5,899.4
Less current portion		(27.1)	(44.9)
		$5,700.5	$5,854.5

As of December 31, 2020, the carrying value of long-term debt denominated in U.S. dollars, excluding financing fees, was $3,655.1 million ($3,718.8 million as of December 31, 2019) while the net fair value of related hedging derivative instruments was in an asset position of $605.1 million ($679.8 million as of December 31, 2019).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

17.	LONG-TERM DEBT (continued)

(i)	The bank credit facility of Quebecor Media provides for a $300.0 million secured revolving credit facility that matures in July 2022 and bears interest at Bankers’ acceptance rate, London Inter-Bank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. This credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, and make other distributions. It is secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2020, the credit facility was secured by assets with a carrying value of $1,130.2 million ($1,727.4 million in 2019). As of December 31, 2020, no amount was drawn on the secured revolving credit facility ($9.0 million as of December 31, 2019).

(ii)	The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2020:

Principal amount			Annual nominal interest rate	Maturity date	Interest payable every 6 months on
Quebecor Media
US$	850.0		5.750%	January 15, 2023	June and December 15
	$500.0		6.625%	January 15, 2023	June and December 15

Videotron
US$	800.0		5.000%	July 15, 2022	January and July 15
US$	600.0		5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	June 15, 2025	April and October 15
	$375.0		5.750%	January 15, 2026	March and September 15
US$	600.0		5.125%	April 15, 2027	April and October 15
	$800.0	[1]	4.500%	January 15, 2030	April and October 15

[1]	The Notes were issued in October 2019 for net proceeds of $790.7 million, net of financing fees of $9.3 million.

(iii)	The debts of these subsidiaries are non-recourse to Quebecor Media.

(iv)	The bank credit facility of Videotron provides for a $1,500.0 million secured revolving credit facility that matures in July 2023 and bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2020, the bank credit facility was secured by assets with a carrying value of $8,114.0 million ($8,062.9 million in 2019). The bank credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on Videotron’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2020, no amount was drawn on the secured revolving credit facility ($89.3 million as of December 31, 2019).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

17.	LONG-TERM DEBT (continued)

(v)	The bank credit facility of TVA Group provides for a secured revolving credit facility in the amount of $75.0 million that matures in February 2021 and bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by TVA Group’s leverage ratio. The bank credit facility contains covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends, or make other distributions. The credit facility is secured by liens on all of its movable assets and an immovable hypothec on its head office building. As of December 31, 2020, $27.1 million was drawn on the revolving credit facility ($44.9 million as of December 31, 2019).

On February 11, 2021, TVA Group amended its secured revolving credit facility to extend its term to February 2022.

On December 31, 2020, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2021	$27.1
2022	1,018.0
2023	1,593.4
2024	763.5
2025	400.0
2026 and thereafter	1,938.5

Changes in long-term debt are as follows:

	2020	2019
Balance at beginning of year	$5,899.4	$6,375.0
Net change under revolving facilities, net of financing fees	(116.1)	(595.6)
Issuance of long-term debt, net of financing fees	–	790.7
Repayment of long-term debt	–	(487.3)
Foreign currency translation	(71.4)	(198.2)
Amortization of financing fees	8.0	7.9
Change in fair value related to hedged interest rate risk	7.7	6.6
Other	–	0.3
Balance at end of year	$5,727.6	$5,899.4

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

18.	LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2020	2019
Balance at beginning of year	$170.5	$179.5
Lease obligations financing right-of-use assets	77.4	33.9
Repayments	(44.6)	(41.9)
Other	(0.1)	(1.0)
	203.2	170.5
Less current portion	(37.2)	(34.0)
	$166.0	$136.5

Lease liabilities with the parent corporation amounted to $29.8 million as of December 31, 2020 ($32.7 million in 2019).

Interest rates on lease liabilities ranged from 1.9% to 9.3% as of December 31, 2020 and 2019.

Repayments of lease liabilities over the coming years are as follows:

2021	$37.2
2022	31.0
2023	29.2
2024	23.9
2025	15.0
2026 and thereafter	66.9

19.	OTHER LIABILITIES

	Note	2020	2019
Defined benefit plans	28	$311.4	$209.5
Contingent considerations and future conditional adjustments		21.9	57.4
Other		59.4	65.3
		$392.7	$332.2

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

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

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2018 and 2019	79,377,062	$3,019.7
Reduction of paid-up capital	–	(1,729.1)
Balance as of December 31, 2020	79,377,062	$1,290.6

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)

20.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock (continued)

In 2020, the Corporation reduced its paid-up capital for a total cash consideration of $996.1 million. In addition, a non-cash amount of $733.0 million reduced the Corporation paid-up capital and was transferred to contributed surplus.

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

Under a stock option plan established by the parent Corporation, 26,000,000 Quebecor Class B Subordinate Voting Shares (“Class B Shares”) have been set aside for directors, officers, senior employees, and other key employees of Quebecor and the Corporation. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of the parent Corporation may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors of the parent Corporation has determined that the options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the parent corporation before exercising their right to subscribe the shares for which they exercise their options.

The following table gives details on changes to outstanding options for the years ended December 31, 2020 and 2019:

	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	2,404,892	$29.20	1,562,892	$23.40
Granted	1,267,267	33.19	1,343,250	31.61
Transferred[1]	–	–	290,000	13.24
Exercised	–	–	(590,000)	11.72
Cancelled	(216,200)	31.09	(201,250)	28.57
Balance at end of year	3,455,959	$30.54	2,404,892	$29.20

1 These options were transferred from the parent corporation. The fair value of the liability at the transfer date is assumed by the parent corporation, while subsequent changes in the fair value is assumed by the Corporation.

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Quebecor plans (continued)

(i)	Stock option plan

As of December 31, 2020 and 2019, there were no vested options.

During the year ended December 31, 2019, 590,000 stock options of Quebecor were exercised for a cash consideration of $6.3 million.

As of December 31, 2020, exercise prices of all outstanding options are from $26.52 to $33.19 and the average of years to maturity is 8.6.

(ii)	Deferred share unit plan

The Quebecor DSU plan is for the benefit of Quebecor and the Corporation’s directors. Under this plan, each director receives a portion of his/her compensation in the form of DSUs, such portion representing at least 50% of the annual retainer which could be less upon reaching the minimum shareholding threshold set out in the policy regarding the minimum shareholding by directors. Subject to certain conditions, each director may elect to receive up to 100% of the total fees payable for services as a director in the form of units. The value of a DSU is based on the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the relevant date. DSUs will entitle the holders thereof to dividends, which will be paid in the form of additional units at the same rate as that applicable to dividends paid from time to time on Quebecor Class B Shares. Subject to certain limitations, the DSUs will be redeemed by the Corporation when the director ceases to serve as a director of the Corporation. For the purpose of redeeming units, the value of a DSU shall correspond to the fair market value of Quebecor Class B Shares on the date of redemption. As of December 31, 2020, the total number of DSUs outstanding under this plan was 151,036 (124,875 as of December 31, 2019).

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

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Quebecor Media stock option plan (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2020 and 2019:

	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	129,200	$65.41	318,400	$64.61
Exercised	(81,250)	65.08	(147,400)	62.41
Cancelled	–	–	(41,800)	69.91
Balance at end of year	47,950	$65.96	129,200	$65.41

Vested options at end of year	47,950	$65.96	97,550	$63.74

During the year ended December 31, 2020, 81,250 of the Corporation’s stock options were exercised for a cash consideration of $4.7 million (147,400 stock options for $7.4 million in 2019).

As of December 31, 2020, exercise prices of all outstanding options are from $51.89 to $70.56 and the average of years to maturity is 3.6.

(c)	TVA Group stock option plan

Under this stock option plan, 2,200,000 TVA Group Class B Non-Voting Shares (“TVA Group Class B Shares”) have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of TVA Group Class B Shares on the Toronto Stock Exchange the day before the option is granted. Unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Thus, since 2018, when granting options, the Human Resources and Corporate Governance Committee has determined that the options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised. Holders of options have committed to obtain the consent of TVA Group before exercising their right to subscribe the shares for which they exercise their options.

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	TVA Group stock option plan (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2020 and 2019:

	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	515,000	$2.43	340,000	$2.99
Granted	310,000	1.40	290,000	2.05
Cancelled	(30,000)	1.65	(115,000)	3.13
Balance at end of year	795,000	$2.06	515,000	$2.43

Vested options at end of year	35,000	$6.85	28,000	$6.85

As of December 31, 2020, exercise prices of all outstanding options are from $1.40 to $6.85 and the average of years to maturity is 8.5.

(d)	Deferred share unit and performance share unit plans

Quebecor established a DSU plan and PSU plan for its employees and those of its subsidiaries based on Quebecor Class B Shares and, in the case of the DSU plan, also on TVA Group Class B Shares. TVA Group also established a DSU plan and a PSU plan for its employees based on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. As of December 31, 2020, 136,942 DSUs based on Quebecor Class B Shares and 196,965 DSUs based on TVA Group Class B Shares were outstanding under these plans (147,309 and 223,653, respectively, as of December 31, 2019). As of December 31, 2020, there is no PSUs outstanding (108,467 PSUs based on Quebecor Class B Shares and 131,129 PSUs based on TVA Group Class B Shares as of December 31, 2019). A cash consideration of $4.3 million was paid upon PSUs redemption in 2020 ($4.7 million in 2019).

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
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

(e)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the parent corporation, Quebecor Media and TVA Group was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans:

December 31, 2020	Quebecor	Quebecor Media	TVA Group
Risk-free interest rate	0.54%	0.27%	0.53%
Distribution yield	2.43%	1.00%	–%
Expected volatility	21.15%	28.96%	56.27%
Expected remaining life	4.6 years	1.0 years	4.5 years

December 31, 2019	Quebecor	Quebecor Media	TVA Group
Risk-free interest rate	1.80%	1.79%	1.80%
Distribution yield	1.35%	1.00%	–%
Expected volatility	17.94%	14.53%	51.81%
Expected remaining life	5.1 years	1.1 years	4.9 years

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

As of December 31, 2020, the liability for all vested options was $2.9 million as calculated using the intrinsic value ($6.0 million as of December 31, 2019).

(g)	Consolidated stock-based compensation charge

For the year ended December 31, 2020, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $4.8 million ($11.4 million in 2019 and $15.6 million in 2018).

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
(tabular amounts in millions of Canadian dollars, except for option data)

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDERS

	Cash flow hedges[1]	Defined benefit plans	Total
Balance as of December 31, 2017	$(14.5)	$(45.9)	$(60.4)
Other comprehensive loss	(15.8)	(5.1)	(20.9)
Balance as of December 31, 2018	(30.3)	(51.0)	(81.3)
Other comprehensive income (loss)	70.6	(51.2)	19.4
Balance as of December 31, 2019	40.3	(102.2)	(61.9)
Other comprehensive loss	(10.7)	(58.5)	(69.2)
Balance as of December 31, 2020	$29.6	$(160.7)	$(131.1)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 1/4-year period.

23.	COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, broadcasting rights, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2021	$383.6
2022 to 2025	678.8
2026 and thereafter	293.0

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
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

25.	CONTINGENCIES

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

There are also a number of other legal proceedings against the Corporation that are pending. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, loan to the parent corporation, long-term investments, bank indebtedness, advance from the parent corporation, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought
Videotron
Less than 1 year	1.3235	$207.1	US$	156.5

QUEBECOR media INC.
Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018
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

Years ended December 31, 2020, 2019 and 2018

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2020 and 2019 are as follows:

	2020		2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,740.5)	$(6,169.2)	$(5,927.9)	$(6,317.7)
Derivative financial instruments[2]
Foreign exchange forward contracts	(8.0)	(8.0)	(2.1)	(2.1)
Cross-currency interest rate swaps	605.1	605.1	679.8	679.8

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

[2]	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $552.5 million as of December 31, 2020 ($635.5 million in 2019) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $44.6 million as of December 31, 2020 ($42.2 million in 2019).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2020, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2020, the provision for expected credit losses represented 2.5% of the gross amount of accounts receivable and contract assets (2.5% as of December 31, 2019), while 5.0% of trade receivable were 90 days past their billing date (7.2% as of December 31, 2019).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2020 and 2019:

	2020	2019
Balance at beginning of year	$19.6	$20.5
Changes in expected credit losses charged to income	17.4	18.8
Write-off	(16.2)	(19.7)
Balance at end of year	$20.8	$19.6

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

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 4.3 years as of December 31, 2020 (5.3 years as of December 31, 2019).

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

As of December 31, 2020, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and on lease liabilities, and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Bank indebtedness	$1.7	$1.7	$–	$–	$–
Advance from the parent corporation	16.9	16.9	–	–	–
Accounts payable and accrued charges	849.0	849.0	–	–	–
Long-term debt[1]	5,740.5	27.1	2,611.4	1,163.5	1,938.5
Interest payments on long-term debt[2]	1,160.0	238.8	456.0	246.7	218.5
Lease liabilities	203.2	37.2	60.2	38.9	66.9
Interest payments on lease liabilities	56.9	9.7	14.8	9.7	22.7
Derivative financial instruments[3]	(538.0)	1.6	(479.2)	(101.3)	40.9
Total	$7,490.2	$1,182.0	$2,663.2	$1,357.5	$2,287.5

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

[2]	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2020.

[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollars denominated debt.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2020, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2020 is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10	$1.0	$48.7
Decrease of $0.10	(1.0)	(48.7)

A variance of $0.10 in the 2020 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $5.4 million on the value of unhedged purchases of goods and services and $3.7 million on the value of unhedged acquisitions of tangible and intangible assets in 2020.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2020, after taking into account the hedging instruments, long-term debt was comprised of 96.1% fixed-rate debt (94.0% in 2019) and 3.9% floating-rate debt (6.0% in 2019).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2020 was $2.0 million.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

26.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2020, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(1.2)	$(10.0)
Decrease of 100 basis points	1.2	10.0

(f)	Capital management

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

The Corporation’s capital structure is composed of equity, bank indebtedness, advance from the parent corporation, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and loans to the parent corporation. The capital structure as of December 31, 2020 and 2019 is as follows:

	2020	2019
Bank indebtedness	$1.7	$28.8
Advance from the parent corporation	16.9	–
Long-term debt	5,727.6	5,899.4
Lease liabilities	203.2	170.5
Derivative financial instruments	(597.1)	(677.7)
Cash and cash equivalents	(137.3)	(14.0)
Loans to the parent corporation	–	(701.1)
Net liabilities	5,215.0	4,705.9
Equity	$1,420.4	$2,027.8

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercorporation transactions, and the declaration and payment of dividends or other distributions.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

27.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2020	2019	2018
Salaries and short-term benefits	$8.0	$10.2	$9.9
Share-based compensation	1.3	4.1	5.4
Other long-term benefits	0.9	1.3	1.2
	$10.2	$15.6	$16.5

Operating transactions

During the year ended December 31, 2020, the Corporation incurred expenses with affiliated companies in the amount of $12.6 million ($7.0 million in 2019 and none in 2018), which are included in purchase of goods and services. The Corporation made sales to an affiliated corporation in the amount of $3.7 million ($3.8 million in 2019 and $2.8 million in 2018). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2020, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2019 and 2018), and incurred management fees of $2.2 million ($2.2 million in 2019 and $2.5 million in 2018) with shareholders. These transactions were accounted for at the consideration agreed between the parties.

Tax transactions

In 2020, the parent corporation transferred $38.7 million of non-capital losses ($59.0 million in 2019 and $54.2 million in 2018) to the Corporation in exchange for a cash consideration of $10.0 million ($14.9 million in 2019 and $13.9 million in 2018). These transactions were accounted for at the consideration agreed between the parties.

Advance from the parent corporation

The advance from the parent corporation bears interest at the Canadian prime rate plus 1% and has no maturity date.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

28.   PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various flat-benefit plans, final-pay plans with indexation features from zero to 2%, as well as defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The Corporation’s pension plans are registered with a provincial or federal regulatory authority.

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

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, members of the Corporation’s management and independent members or by the Corporation, in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit and Risk Management Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committees or the Corporation, as the case may be. Policies include those on investment objectives, risk-mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The defined benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2020 and 2019:

	Pension benefits		Postretirement benefits
	2020	2019	2020	2019
Change in benefit obligations
Benefit obligations at the beginning of the year	$1,480.6	$1,283.2	$62.9	$71.4
Service costs	37.4	30.4	1.9	2.3
Interest costs	46.7	51.4	1.9	2.6
Plan participants’ contributions	10.5	10.0	–	–
Actuarial loss (gain) arising from:
Financial assumptions	158.8	167.4	8.2	14.1
Demographic assumptions	–	6.4	–	0.3
Participant experience	(2.8)	(3.4)	–	(3.0)
Benefits and settlements paid	(63.5)	(66.7)	(1.7)	(1.6)
Plan amendments and other	0.7	1.9	(3.1)	(23.2)
Benefit obligations at the end of the year	$1,668.4	$1,480.6	$70.1	$62.9

Change in plan assets
Fair value of plan assets at the beginning of the year	$1,345.7	$1,217.3	$–	$–
Actual return on plan assets	122.9	155.9	–	–
Employer contributions	26.8	31.6	1.7	1.6
Plan participants’ contributions	10.5	10.0	–	–
Administrative fees	(2.4)	(2.4)	–	–
Benefits and settlements paid	(63.5)	(66.7)	(1.7)	(1.6)
Fair value of plan assets at the end of the year	$1,440.0	$1,345.7	$–	$–

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2020, the weighted average duration of defined benefit obligations was 16.1 years (15.5 years in 2019). The Corporation expects future benefit payments of $61.8 million in 2021.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2020	2019
Equity securities:
Canadian	15.4%	16.5%
Foreign	24.8	25.4
Debt securities	55.7	57.4
Other	4.1	0.7
	100.0%	100.0%

The fair value of securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

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

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2020	2019	2020	2019
Benefit obligations	$(1,668.4)	$(1,480.6)	$(70.1)	$(62.9)
Fair value of plan assets	1,440.0	1,345.7	–	–
Plan deficit	(228.4)	(134.9)	(70.1)	(62.9)
Asset limit and minimum funding adjustment	(12.9)	(11.7)	–	–
Net amount recognized[1]	$(241.3)	$(146.6)	$(70.1)	$(62.9)

[1]	The net liability recognized for 2020 is $311.4 million ($209.5 million in 2019) and is included in “Other liabilities” (note 19).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2020	2019	2018	2020	2019	2018
Actuarial (loss) gain on benefit obligations	$(156.0)	$(170.4)	$76.8	$(8.2)	$(11.4)	$(7.7)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	81.1	107.9	(80.9)	–	–	–
Asset limit and minimum funding adjustment	(0.7)	4.9	5.0	–	–	–
Re-measurement (loss) gain recorded in other comprehensive (loss) income	$(75.6)	$(57.6)	$0.9	$(8.2)	$(11.4)	$(7.7)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2020	2019	2018	2020	2019	2018
Employee costs:
Service costs	$37.4	$30.4	$36.4	$1.9	$2.3	$2.1
Plan amendments, administrative fees and other	4.4	4.4	3.7	(3.2)	(23.2)	–
Interest on net defined benefit liability	5.4	4.2	3.4	1.9	2.6	2.8
Net benefit costs (gain)	$47.2	$39.0	$43.5	$0.6	$(18.3)	$4.9

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

28.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $20.1 million in 2020 ($19.6 million in 2019 and $19.8 million in 2018).

The expected employer contributions to the Corporation's defined benefit pension plans and post-retirement benefit plans will be $33.4 million in 2021, based on the most recent financial actuarial reports filed (contributions of $28.5 million were paid in 2020).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2020, 2019 and 2018 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2020	2019	2018
Benefit obligations
Rates as of year-end:
Discount rate	2.50%	3.10%	3.90%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.10%	3.90%	3.50%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used ranged from 59 to 62 years.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.00% at the end of 2020. These costs, as per the estimate, are expected to decrease gradually over the next seven years to 5.30% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $25.3 million and the postretirement benefits obligation by $1.5 million as of December 31, 2020. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

29.	DISCONTINUED OPERATIONS

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data center operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron during the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $30.8 million, net of income taxes of $4.7 million, was recorded as certain adjusting conditions were achieved.

As a result of this transaction, tax benefits of $4.7 million and $18.5 million, on previous years’ capital losses, were recognized in the consolidated statement of income in 2020 and 2018, respectively.

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

Non-consolidated condensed statements of income and comprehensive income

	2020	2019	2018
Revenues
Dividends	$611.0	$266.0	$113.0
Distributions in excess of the investments in subsidiaries	–	311.7	503.3
Management fees	47.2	56.4	59.2
Interest on loans to the parent corporation	41.8	35.8	14.8
Other	51.2	64.4	64.5
	751.2	734.3	754.8
General and administrative expenses	100.3	118.7	124.9
Depreciation and amortization	5.8	5.8	4.8
Financial expenses	100.6	111.1	107.0
Loss on valuation and translation of financial instruments	0.2	0.2	0.2
Other	(3.1)	2.8	2.4
Income before income taxes	547.4	495.7	515.5
Income taxes (recovery)	10.1	41.6	(5.3)
Net income	537.3	454.1	520.8
Other comprehensive (loss) income	(0.8)	16.4	(3.9)
Comprehensive income	$536.5	$470.5	$516.9

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

30.	Non-consolidated financial statements of the Corporation (continued)

Non-consolidated and condensed statements of cash flows

	2020	2019	2018
Cash flows related to operations
Net income	$537.3	$454.1	$520.8
Depreciation and amortization	5.8	5.8	4.8
Loss on valuation and translation of financial instruments	0.2	0.2	0.2
Amortization of financing fees	2.1	2.6	2.3
Deferred income taxes	10.4	39.4	(5.3)
Other	(0.1)	2.2	0.2
Net change in non-cash balances related to operations	60.9	(31.2)	5.3
Cash flows provided by operations	616.6	473.1	528.3

Cash flows related to investing activities
Proceeds from disposal of subsidiaries	–	260.7	–
Net change in investments in subsidiaries	(94.2)	(46.4)	2,058.6
Acquisition of tax deductions from the parent corporation	(10.0)	(14.9)	(13.9)
Other	(4.2)	(7.3)	(6.0)
Cash flows (used in) provided by investing activities	(108.4)	192.1	2,038.7

Cash flows related to financing activities
Net change in bank indebtedness	(15.8)	10.2	5.7
Net change under revolving facilities, net of financing fees	(9.0)	8.6	–
Net change in advance from the parent corporation	16.9	–	–
Repayment of long-term debt	–	(434.3)	(3.6)
Repayment of lease liabilities	(1.5)	(1.2)	(1.0)
Settlement of hedging contracts	(1.6)	90.0	(1.6)
Repurchase of Common Shares	–	–	(1,540.0)
Dividends and reduction of paid-up capital	(1,186.1)	(100.0)	(100.0)
Net change in subordinated loans and notes payable - subsidiaries	920.0	(241.7)	2,322.0
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	(920.8)	139.3	(2,664.0)
Net change in loans to the parent corporation	701.1	(105.0)	(596.1)
Net change in advances to or from subsidiaries	45.5	(24.3)	(19.6)
Cash flows used in financing activities	(451.3)	(658.4)	(2,598.2)

Net change in cash and cash equivalents	56.9	6.8	(31.2)
Cash and cash equivalents at the beginning of the year	6.8	–	31.2
Cash and cash equivalents at the end of the year	$63.7	$6.8	$–

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

30.	Non-consolidated financial statements of the Corporation (continued)

Non-consolidated and condensed balance sheets

	2020	2019
Assets
Current assets	$187.0	$161.0
Investments in subsidiaries at cost	618.2	524.0
Advances to subsidiaries	60.1	64.8
Convertible obligations, subordinated loans and notes receivable – subsidiaries	3,594.5	2,673.7
Loans to the parent corporation	–	701.1
Other assets	325.0	341.3
	$4,784.8	$4,465.9

Liabilities and equity
Current liabilities	$90.8	$78.0
Advance from the parent corporation	16.9	–
Long-term debt	1,589.0	1,614.3
Advances from subsidiaries	171.2	130.4
Other liabilities	53.7	50.4
Subordinated loan and notes payable - subsidiaries	3,752.0	2,832.0
Equity attributable to shareholders	(888.8)	(239.2)
	$4,784.8	$4,465.9

31.	SUBSEQUENT EVENTS

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of approximately $5.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension.