Form 20-F
period 2021-12-31
QUEBECOR MEDIA INC
filed 2022-03-25
CIK 1156831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……

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

☐     Yes     ⌧     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

⌧     Yes     ☐     No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐     Yes     ⌧     No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧     Yes     ☐     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer",”accelerated filer”, and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	⌧
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards †provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	⌧	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐     Item 17    ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐     Yes     ⌧     No

EXPLANATORY NOTES

All references in this annual report to “we”, “us”, “Quebecor Media” or “the Corporation”, as well as the use of the terms “our”, “it”, “its” or similar terms, are references to Quebecor Media Inc., a corporation under the Business Corporations Act (Québec) and its consolidated subsidiaries, collectively. All references in this annual report to “Videotron” are references to Quebecor Media’s wholly owned subsidiary Videotron Ltd. and its subsidiaries; all references in this annual report to “TVA Group” are references to Quebecor Media’s public subsidiary TVA Group Inc. and its subsidiaries; all references to “Quebecor Media Printing” are references to Quebecor Media’s wholly owned subsidiary Quebecor Media Printing (2015) Inc.; all references to “Quebecor Media Network” are references to Quebecor Media’s wholly owned subsidiary Quebecor Media Network Inc.; all references to “MediaQMI” are references to Quebecor Media’s wholly owned subsidiary MediaQMI Inc.; all references to “CEC Publishing” are references to Quebecor Media’s wholly owned subsidiary CEC Publishing Inc.; all references to “Sogides Group” are references to Quebecor Media’s wholly owned subsidiary Sogides Group Inc.; all references to “Select Music” are references to Quebecor Media’s wholly owned subsidiary Select Music Inc; and all references to “NumériQ” are references to NumériQ Inc. All references in this annual report to “Quebecor” or “Quebecor Media’s parent corporation” are references to Quebecor Inc.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

In this annual report, all references to Quebecor Media’s “Senior Notes” are references to its 5¾% Senior Notes due 2023 originally issued on October 11, 2012.

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

Paid circulation is defined as average sales of a newspaper per issue. Readership (as opposed to paid circulation) is an estimate of the number of people who read or looked into an average issue of a newspaper or magazine and is measured by an independent survey conducted by Vividata. According to the Q3 2021 Vividata study (the “Vividata Study”), the most recent available survey for 2021, readership estimates are based on a multiplatform readership metric of the number of people responding to the Vividata survey circulated by Vividata who report having read or looked into one or more issues of a given newspaper or magazine during a given period equal to the publication interval of the newspaper or magazine. Market share and audiometry information for French speaking viewers in the Province of Québec is based on a survey conducted by Numeris and referenced as Numeris – French Québec, January 1 to December 31, 2021, Mon-Sun, 2:00 – 2:00, All 2+.

Information contained in this annual report concerning the telecommunication and media industries, Quebecor Media’s general expectations concerning these industries and its market positions and market shares may also be based on estimates and assumptions made by Quebecor Media based on its knowledge of these industries and which Quebecor Media believes to be reliable. Quebecor Media believes, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Quebecor Media’s audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, Quebecor Media’s functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicators

In this annual report, Quebecor Media uses certain financial measures that are not calculated in accordance with IFRS. Quebecor Media uses these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), adjusted cash flows from operations and free cash flows from continuing operating activities, because Quebecor Media believes that they are meaningful measures of its performance. Quebecor Media’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Quebecor Media provides a definition of Adjusted EBITDA, adjusted cash flows from operations, free cash flows from continuing operating activities, revenue-generating unit (“RGU”) and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA, adjusted cash flows from operations and free cash flows from continuing operating activities to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to Quebecor Media’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which Quebecor Media operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about Quebecor Media’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although Quebecor Media believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: Quebecor Media’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. Quebecor Media can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

●	Quebecor Media’s ability to successfully continue developing its network and facilities-based mobile services;
●	general economic, financial or market conditions and variations in the business of local, regional and national advertisers in the Quebecor Media’s newspapers, television outlets and other media properties;
●	the intensity of competitive activity in the industries in which Quebecor Media operates or may in the future operate;
●	fragmentation of the media landscape;
●	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;
●	unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;
●	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;
●	disruptions to the network through which Quebecor Media provides its television, Internet access, mobile and wireline telephony and over-the-top video services, and its ability to protect such services from piracy, unauthorized access or other security breaches;
●	labour disputes or strikes;
●	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;
●	the impact of emergency measures implemented by various levels of government;
●	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

●	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of its licenses or markets, or in an increase in competition, compliance costs or capital expenditures;
●	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;
●	its substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and
●	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

Quebecor Media cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. Quebecor Media disclaims any obligation to update these statements unless applicable securities laws require Quebecor Media to do so. Quebecor Media advises you to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display” of this annual report.

v

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A -[Reserved]

B -Capitalization and Indebtedness

Not applicable.

C -Reasons for the Offer and Use of Proceeds

Not applicable.

D -Risk Factors

This section describes some of the risks that could materially affect the Corporation’s business, revenues, results of operations and financial condition, as well as the market value of its Senior Notes. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in the section “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this annual report. The risks below are not the only ones that the Corporation faces. Some risks may not yet be known to the Corporation and some that it does not currently believe to be material could later turn out to be material.

Risks Relating to the Corporation’s Business

The converging nature of technologies and services will lead to increased and non-traditional competition.

The Corporation faces technological substitution across all its key business segments. Due to ongoing technological developments, the distinction between broadcasting, Internet and wireline and mobile telephony platforms is fading rapidly. For instance, content producers and providers are leveraging their content rights and pursuing strategies to deploy their own over-the-top (“OTT”) distribution platforms in order to reach consumers directly via the Internet. By doing so, content producers and providers are less dependent on content aggregators, such as Videotron. The Internet, including through mobile devices, provides an important broadcasting and distribution service. More specifically, an increasing number of the Corporation’s customers are using mobile devices as their primary means of video entertainment; therefore, in direct competition with the Corporation’s television and wireline Internet access services. In addition, mobile operators, through the development of their mobile networks, offer wireless and fixed wireless Internet services, which compete with the Corporation’s wireline Internet access service.

Due to the converging nature of technological advances, the Corporation expects increasing competition from non-traditional businesses, which may affect its overall business strategy and could adversely affect its business, financial condition and results of operations.

The Corporation operates in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and its inability to compete successfully could have a material adverse effect on its business, prospects, revenues, financial condition and results of operations.

In the Corporation’s television business, the Corporation competes against incumbent local exchange carriers (“ILECs”) and third party Internet access (“TPIA”) providers. Its primary ILEC and TPIA provider competitors have rolled out their own Internet protocol television (“IPTV”) service in the vast majority of the territory in which the Corporation operates.

The rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. Furthermore, the OTT content providers’ attractive price points (which are, in part, due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure, and are not subject to CRTC regulations) may make the Corporation’s traditional offer less appealing for its customers and may affect its ability to retain and acquire customers. Consequently, this could place the Corporation at a competitive disadvantage, lead to increased operational costs and have an adverse effect on its business, prospects, revenues, financial condition and results of operations.

Furthermore, the Corporation faces competition from illegal providers of television services and illegal access to non-Canadian direct broadcast satellite (“DBS”) signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy).

In the Corporation’s Internet access business, the Corporation faces competition from several resellers who have access to the wholesale TPIA service mandated by the CRTC. These TPIA providers may also provide telephony and networking applications, and have entered the IPTV market. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where they have been particularly active and aggressively pricing their services. See also the risk factor “The Corporation is required to provide TPIA providers with access to its networks, which may result in increased competition.”

On May 27, 2021, the CRTC issued a decision to TPIA providers adopting the interim wholesale rates set on October 6, 2016 as final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers. From May 28, 2021 to August 25, 2021, several TPIA providers petitioned the Governor in Council to, among other things, restore the lower rates set in the 2019 Order as final. On June 28, 2021, one of these TPIA providers also filed a motion with the Federal Court of Appeal seeking leave to appeal the May 27, 2021 decision. A coalition comprised of the five largest cable carriers, including Videotron, filed comments in relation to these petitions on September 22, 2021 and November 1, 2021. The same coalition will defend the CRTC decision at the Federal Court of Appeal.

The Corporation also competes against other Internet service providers (“ISPs”) offering residential and commercial Internet access services as well as fixed wireless access and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, in certain cases offering download speeds comparable, or superior to the Corporation’s. In addition, satellite operators such as Xplornet, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to the Corporation’s low and medium download speeds. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with the Corporation in some of its local markets.

The Corporation’s wireline telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of Voice over Internet Protocol (“VoIP”) and cloud-based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

In the Corporation’s mobile telephony business, the Corporation competes against a mix of market participants, some of them active in its territory in some or all of the products it offers, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those the Corporation provides or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the CRTC’s recent decision ordering the national incumbent wireless carriers to provide mobile virtual network operator (“MVNO”) access services to regional wireless carriers for a period of seven years stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and new competitors; increased competition could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

Finally, many of the Corporation’s competitors are offering special bundling discounts to customers who subscribe to two or more of their services (television, Internet access, wireline and mobile telephony services). Should the Corporation fails to keep its existing customers and lose them to such competitors, it may end up losing a subscriber for multiple services as a result of its bundling strategy. This could have an adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all the Corporation’s businesses and across the industries in which the Corporation operates, combined with the declining demand for certain traditional products, may affect its ability to raise the price of its products and services commensurately with increases in its operating costs, as the Corporation has done in the past. This could have an adverse effect on its business, revenues, financial condition and results of operations.

The Corporation is required to invest a significant amount of capital to address continuing technological evolution and development needs.

New technologies in the telecommunication industry, including 5G technology, are evolving faster than the historical industry investment cycle. Their introduction and pace of adoption could result in requirements for additional immediate capital investments not currently planned, as well as shorter estimated useful lives for certain of the Corporation’s existing assets. The Corporation’s strategy of maintaining a competitive position in the suite of products and services it offers and of launching new products and services requires capital investments in its networks, information technology systems and infrastructure, as well as the acquisition of spectrum, to support growth in its customer base and its demands for increased bandwidth capacity and other services.

The Corporation must continually invest in its services, networks and technologies due to the rapid evolution of technologies, or it may be required to acquire, develop or integrate new technologies. Improvements in its services depend on many factors. The cost of the acquisition, development or implementation of new technologies and spectrum could be significant and the Corporation’s ability to fund such acquisition, development or implementation may be limited, which could have a material adverse effect on its ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on its business, reputation, prospects, financial condition and results of operations.

In the past, the Corporation has required substantial capital for the upgrade, expansion and maintenance of its networks and the launch and deployment of new or additional services. The Corporation expects that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand geographically and enhance its networks, systems and services, including expenditures relating to the deployment of LTE-Advanced/5G mobile technologies. Moreover, additional investments in its business may not translate into incremental revenues, cash flows or profitability.

The Corporation could be adversely impacted by pandemics, epidemics and other public health issues.

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. The overall impact on the Corporation’s business and activities is still uncertain and cannot be evaluated with precision despite recent developments relating to vaccines, considering future developments such as the spread of the virus, the expected date of termination of the crisis, the risks associated with potential future waves or mutations of the virus, its impact on consumer spending, labour shortages due to the virus, the continuing disruption in the supply chain and the effectiveness or the strictness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of the COVID-19 pandemic include the suspension of business activities deemed non-essential when needed, restrictions on the movement of personnel, the promotion of physical and social distancing, lockdown orders, border closures, travel bans, self-imposed quarantine periods, self-isolation, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to: (i) a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship; (ii) a decline in revenues as a result of services provided at no cost to customers; (iii) a decline in access fees for speciality television services and exclusive on-demand content due to the postponement or cancellation of sporting events; (iv) the temporary suspension of the Corporation’s content production activities, a reduction in the availability of external content, and therefore a reduction in the Corporation’s ability to provide the content and programming that its customers expect; (v) downgrade or cancellation of customer services; (vi) issues delivering its products and services; (vii) lost revenues due to the significant economic challenges that small and medium-sized business customers are facing; (viii) lower advertising revenues and reduced film and audiovisual content activity in the Media segment; (ix) delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment; (x) uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers; (xi) additional capital expenditures, and uncertainty associated with costs, delays and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage, and to expand its self-install and self-serve programs in order to attract new customers; (xii) unexpected increase of user data demand and increased pressure on its network capacity, which could negatively affect its network’s performance, availability, speed, consistency and its ability to provide services; (xiii) the ability of certain suppliers and vendors to provide products and services to the Corporation; (xiv) the impact of legislation, regulations and other government interventions in response to the COVID-19 pandemic; (xv) the negative impact on global credit and capital markets; and (xvi) the ability to access capital markets at a reasonable cost or at all. Any of these risks and uncertainties could have a material adverse impact on the Corporation’s business, prospects, results of operations and financial condition.

The outbreak of the COVID-19 pandemic has resulted in significant economic interventions by the federal, provincial, and municipal governments throughout Canada, which include, notably, grants, wage subsidies, incentives, increased assistance programs and loans, as well as temporary relief measures put in place by regulatory agencies to support certain economic activities, industries or major employers. There can be no assurance that these economic mitigation measures will continue at their present levels or at all.

Continuing growth in, and the converging nature of, wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, from the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will continue to accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; teleworking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Corporation will have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum at a reasonable price or at all is dependent on the competition level as well as the spectrum auction timing and rules. In previous auctions, ISED has used, and the Corporation has benefited from, certain measures to support competition, which notably included set-asides and spectrum aggregation limits ensuring that a minimum amount of spectrum was effectively reserved for eligible facilities-based telecommunication service providers that were not national incumbent wireless carriers. There can be no assurance that these pro-competition measures will be used again by ISED in future auctions, or that the Corporation will be or remain eligible to benefit from such measures. If the Corporation is not successful in acquiring additional spectrum it may need on reasonable terms, or at all, that could have a material adverse effect on its business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

The Corporation has entered into roaming agreements with other mobile operators in order to provide worldwide coverage to its mobile telephony customers. Its inability to extend its worldwide coverage or to renew, or substitute for, these roaming agreements at their respective terms, and on acceptable terms, may place the Corporation at a competitive disadvantage, which could adversely affect its ability to operate its mobile business successfully and profitably.

The Corporation has entered into roaming agreements with multiple carriers around the world, and has thereby established worldwide coverage for its customers. Its inability to extend its worldwide coverage or to renew, or substitute for, these roaming agreements on acceptable terms, may place the Corporation at a competitive disadvantage, which could adversely affect its ability to operate its mobile business successfully and profitably. In addition, if the Corporation is unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, its cost structure could materially increase, and, consequently, its business, prospects, revenues, financial condition and results of operations could be adversely affected.

The Corporation could be adversely impacted by the increasing proportion of bring-your-own-device (“BYOD”) customers with no fixed-term contracts.

Given rising costs and marginal technological advancements in mobile devices, consumers tend to keep their mobile devices for longer periods of time, thereby increasing the proportion of wireless customers without fixed term contracts. Such customers are under no contractual obligation to remain with a specific carrier for a fixed term. Moreover, customers who bring their own device receive wireless services without entering into fixed term contracts. In addition, new technologies now embedded in a growing number of mobile devices, including the eSIM or embedded-SIM, will, once widely adopted, allow customers to switch between carriers without the use of a carrier-provided SIM card. This could have a material adverse effect on the Corporation’s churn rate and, consequently, on its business, prospects, revenues, financial condition and results of operations.

The Corporation’s inventory may become obsolete.

The Corporation’s various products in inventory generally have a relatively short lifecycle due to frequent technological changes. If the Corporation cannot effectively manage inventory levels based on product demand, or minimum order quantities from its suppliers, this could increase the risk of inventory obsolescence and could have an adverse effect on its business, financial condition and results of operations. Moreover, equipment provisioning delay has amplified with the worldwide electronic components shortage induced by the COVID-19 pandemic, which may lead to an increase in inventory and add significance to this risk.

The Corporation may not be able to obtain additional capital to implement its business strategies and make capital expenditures.

There can be no assurance that the Corporation will be able to generate or otherwise obtain the funds to implement its business strategies and finance its capital expenditure programs or other investment requirements, whether through cash from operations, additional borrowings or other sources of funding. If the Corporation is  unable to generate sufficient funds or obtain additional financing on acceptable terms, it may be unable to implement its business strategies or proceed with the capital expenditures and investments required to maintain its leadership position, and its business, financial condition, results of operations, reputation, and prospects could be materially adversely affected.

The Corporation may need to support increasing costs in securing access to support structures needed for its networks.

The Corporation requires access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy its cable and mobile networks. Where access to the structures of telephone utilities cannot be secured, the Corporation may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). The Corporation has entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in its service territory. In the event that the Corporation seeks to renew or to renegotiate these agreements, it cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place the Corporation at a competitive disadvantage and which may have a material adverse effect on its business and prospects.

The Corporation may not successfully implement its business and operating strategies.

The Corporation’s business strategies are based on leveraging an integrated platform of media assets. Its strategies include offering multiplatform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, enhancing its advanced wireline and wireless networks, expanding into new geographies under appropriate conditions, developing high quality and premium content, further integrating the operations of its subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across its business. The Corporation may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, its ability to successfully implement these strategies could be adversely affected by a number of factors beyond its control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, any restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement its strategies could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

As part of the Corporation’s strategy, in recent years, the Corporation has entered into certain agreements with third-parties under which it is committed to making significant operating and capital expenditures in the future in order to offer new products and services to its customers. The Corporation can provide no assurance that it will be successful in developing such new products and services in relation to these engagements, including the marketing of new revenue sources.

In July 2021, the Corporation announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment was concentrated in southern and eastern Ontario, Manitoba, Alberta and British Columbia. A competitor has however contested the award in Federal Court on the basis that Videotron may not be awarded spectrum in Manitoba, Alberta and British Columbia only. A determination on the merits has not yet been made. The Corporation can provide no assurance that it will maintain its right to hold spectrum in these three provinces and that it will geographically expand its offering of wireless services outside of Québec. As a new entrant in the wireless business in southern and eastern Ontario, Manitoba, Alberta and British Columbia, the Corporation would require substantial marketing efforts, investments and expenditures, and there is a risk that it would be unable to meet its operation expansion objectives in the manner and within the budgets and timelines that it is targeting or at all. The Corporation’s inability to successfully and timely execute its geographic expansion could have a material adverse effect on its reputation, business prospects, financial condition, and results of operations.

The Corporation could be adversely impacted by consumer trends to abandon traditional telephony and television services.

The recent trend towards mobile substitution (when users cancel their wireline telephony services and opt exclusively for mobile telephony services) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services allowing customers to stream directly from broadcasters and OTT content providers. Consequently, the Corporation may not be successful in converting its existing wireline telephony and television subscriber base to its mobile telephony services, its Internet access services or its OTT entertainment platforms, which could have a material adverse effect on its business, prospects, revenues, results of operations and financial condition.

If the Corporation does not effectively manage its growth, its business, results of operations and financial condition could be adversely affected.

The Corporation has experienced substantial growth in its business and have significantly expanded its operations over the years. It has sought in the past, and may, in the future, seek to further expand the types of businesses and geographic areas in which it operates, under appropriate conditions. The Corporation can provide no assurance that it will be successful in either developing or fulfilling the objectives of any such business expansion.

In addition, the Corporation’s expansion may require the Corporation to incur significant costs or divert significant resources, and may limit its ability to pursue other strategic and business initiatives, which could have an adverse effect on its business, prospects, results of operations and financial condition. Furthermore, if the Corporation is not successful in managing its growth, or if it is required to incur significant or unforeseen costs, its business, prospects, results of operations and financial condition could be adversely affected.

The Corporation may not be successful in the development of its Sports and Entertainment business.

The Corporation has made and is continuing to make significant investments in an effort to develop its Sports and Entertainment business. Some of these investments require significant expenditures and management attention. The success of such investments involves numerous risks that could adversely affect its growth and profitability, including the following risks: that investments may require substantial financial resources that otherwise could be used in the development of its other businesses; that it will not be able to achieve the benefits it expects from its investments in the same timeline as its other businesses; and, specifically with regards to the Videotron Centre, that the Corporation might not be able to maximize its profitability due to the fact that it does not have a main tenant nor operate in a major market, which makes it harder to attract international talents.

The implementation of changes to the structure of the Corporation’s business may be more expensive than expected and it may not gain all the anticipated benefits.

The Corporation has and will continue to implement changes to the structure of its business due to many factors, such as a system replacement or upgrade, a process redesign, a corporate restructuring and the integration of business acquisitions or existing business units. These changes must be managed carefully with a view to capturing the intended benefits. The implementation process may negatively impact overall customer experience and may lead to greater-than-expected operational challenges, employee turnover, operating costs and expenses, customer losses, and business disruption for the Corporation, all of which could adversely affect its business and its ability to gain the anticipated benefits.

The Corporation depends on key personnel and its inability to attract and retain skilled employees may have an adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s success depends to a large extent on the continued services of its senior management and its ability to attract and retain skilled employees. There is intense competition for qualified management and skilled employees, and the Corporation’s failure to recruit, train and retain such employees could have a material adverse effect on its business, prospects, results of operations and financial condition. In addition, in order to implement and manage its businesses and operating strategies effectively, the Corporation must sustain a high level of efficiency and performance, maintain content quality, continually enhance its operational and management systems, and continue to effectively attract, train, motivate and manage its employees. If the Corporation is not successful in its efforts, it may have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s Media segment faces substantial competition for advertising and circulation revenues/audience.

The media industry has experienced fundamental and permanent structural changes. The growth of the Internet has presented alternative content distribution options that compete with traditional media, and an increasing number of non-traditional providers are developing technologies to satisfy the demand for entertainment and information content. Furthermore, the Corporation’s customers have an increased control over the manner, content and timing of their media consumption, including through new technologies that give consumers greater flexibility to fast forward or skip advertisements within its programming. These alternative technologies and new content distribution options have increased audience fragmentation, reduced the Corporation’s Media segment business’ audience, readership and circulation levels and have had an adverse effect on advertising revenues from local, regional and national advertisers.

Advertising revenue is the primary source of revenue for the Corporation’s Media segment. As a result of those structural changes, competition for advertising spend in traditional media comes mainly from digital media technologies, which have introduced a wide variety of media distribution platforms for consumers and advertisers. These new competitors also include digital advertising giants with greater financial resources and a controlling share of the online advertising market, thus reducing demand in some segments of the Corporation’s traditional media advertising inventories. In addition, foreign digital advertising giants currently operate in Canada without being subject to its fiscal environment, therefore increasing the Corporation’s competitive disadvantage. Furthermore, the international consolidation of advertising agencies is disrupting the demand model as some of the Corporation’s clients now negotiate through these consolidated positions, therefore putting additional pressure on market prices.

The continuous technological improvements to the Internet and the access to unlimited data, combined with higher download speeds, may continue to divert a portion of the Corporation’s Media segment business’ existing customer base from traditional media to digital media technology, which could adversely impact the demand for the Corporation’s services. The ability of its Media segment to succeed over the long-term depends on various factors, including its ability to attract advertisers and consumers to its own digital platforms. In addition, even if successful, the Corporation can provide no assurance that it will be able to recover the costs associated with the implementation of these digital initiatives through incremental revenues, cash flows or profitability.

As the media market continues to change and fragment, the Corporation expects its readership, circulation and audience to reduce and its advertising revenues, its business, prospects, results of operations and financial condition could be materially adversely affected.

Finally, the Corporation’s revenues and operating results in these businesses depend on the relative strength of the economy in its principal markets, as well as the strength or weakness of local, regional and national economic factors. Since a significant portion of the Corporation’s advertising revenues is derived from retail, automotive and consumer packaged goods sector advertisers, weakness in these sectors has had, and may continue to have, an adverse impact on the revenues and results of operations of its Media segment.

The Corporation’s financial performance could be materially adversely affected if the Corporation cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The financial performance of the Corporation’s television, subscription-based OTT entertainment services (“Club illico”), Vrai, video-on-demand (“VOD”) and mobile services depends in large part on its ability to distribute a wide range of appealing video programming on its platforms and on its ability to produce and acquire original content on an ongoing basis.

In the Corporation’s telecommunications business, the Corporation obtains television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The Corporation may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, the Corporation’s inability to obtain programming at reasonable rates or its inability to pass rate increases through to its customers could have a material adverse effect on its business, prospects, results of operations and financial condition.

Increased competition in the television, OTT and VOD industry from local and foreign OTT content providers with access to substantial financial resources may result in a competitive disadvantage from a content perspective and may have a material adverse effect on the Corporation’s business, prospects, revenues financial conditions and results of operations. Notably, on September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years. This arrangement may exert upward pressure on content price.

Furthermore, on February 2, 2022, the federal government introduced Bill C-11 which proposes to amend the Broadcasting Act (Canada) (the “Broadcasting Act”) in order to include foreign OTT content providers in Canada’s regulatory framework. Similarly to Netflix’s arrangement, such bill would force these providers to promote Canadian cultural products and make material expenditures in order to support local cultural production. If adopted, this bill could increase competition and put greater pressure on the price of Canadian content.

The launch of new products and services may not be as profitable as anticipated.

The Corporation is investing in the launch of new products and services. During the period preceding or immediately following the launch of a new product or service, revenues are generally relatively modest, while initial operating expenses may prove more substantial. Furthermore, although the Corporation believes in the potential associated with this strategy, there is a possibility that the anticipated profitability could take several years to materialize or may never materialize.

The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through a primary headend and a series of local headends in its single clustered network. Despite available emergency backup or replacement sites, automatic failover systems, and disaster recovery measures, a failure in its primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent the Corporation from delivering some of its products and services throughout its networks until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on the Corporation’s financial condition.

The Corporation’s reputation may be negatively impacted, which could have a material adverse effect on its business, financial condition and results of operations.

The Corporation has generally enjoyed a good reputation among the public. Its ability to maintain its existing customer relationships and to attract new customers depends to a large extent on its reputation. While it has put in place certain mechanisms to mitigate the risk that its reputation may be tarnished, including good governance practices and a Code of Ethics, there can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices. The loss or tarnishing of the Corporation’s reputation could have a material adverse effect on its business, prospects, financial condition and results of operations.

The Corporation stores and process increasingly large amounts of personally identifiable data of its clients, employees or business partners, and the improper use or disclosure of such data would have an adverse effect on its business and reputation.

The ordinary course of the Corporation’s businesses involves the receipt, collection, storage and transmission of sensitive data, including its proprietary business information and that of its customers, and personally identifiable information of its customers and employees, whether in its systems, infrastructure, networks and processes, or those of its suppliers.

The Corporation faces risks inherent in protecting the security of such personal data. In particular, it faces a number of challenges in protecting the data contained and hosted on its systems, or those belonging to its suppliers, including from advertent or inadvertent actions or inactions by its employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although the Corporation has developed and maintain systems, processes and security controls that are designed to protect personally identifiable information of its clients, employees or business partners, it may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breaches relating to such data that the Corporation stores or process or that its suppliers store or process. As a result, the Corporation may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and it may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

On September 22, 2021, Québec’s National Assembly adopted Bill 64, An Act to modernize legislative provisions as regards the protection of personal information which will come into force on September 22, 2023, except for certain provisions which will come into force in 2022. The bill modifies the obligations of public bodies and private sector enterprises by modernizing the framework applicable to the protection of personal information and imposes new obligations on the Corporation. Bill 64 adds important deterrent powers to the authorities in charge of their application. Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. The Corporation does not expect compliance with this legislation to threaten its business, but it may incur significant costs to update its security systems, processes and controls, which could have a material adverse effect on its financial condition.

Cybersecurity breaches and other similar disruptions could expose the Corporation to liability, which would have an adverse effect on its business and reputation.

Although the Corporation has implemented and regularly reviews and updates processes and procedures to protect against customers and business service interruption, unauthorized access to or use of sensitive data, including data of its customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require the Corporation to continually evaluate and adapt its systems, infrastructure, networks and processes, it cannot assure that its systems, infrastructure, networks and processes, as well as those of its suppliers, will be adequate to safeguard against unauthorized access by third-parties or errors by employees or by third-party suppliers. The Corporation is also at risk from increasingly sophisticated phishing attacks, SIM swaps, fraudulent ports and other types of frauds. If the Corporation is subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, it may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and it may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

The costs associated with a major cyber-attack could also include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues and customers from business interruption and litigation. The Corporation’s contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the scope and limits of the insurance coverage the Corporation maintains.

The Corporation may not be able to protect its services from piracy, which may have an adverse effect on its customer base and lead to a possible decline in revenues.

The Corporation may not be able to protect its services and data from piracy. It may be unable to prevent electronic attacks to gain unauthorized access to its networks, digital programming, and Internet access services. The Corporation uses encryption technology to protect its television signals and OTT service from unauthorized access and to control programming access based on subscription packages. It may not be able to deploy adequate technology to prevent unauthorized access to its networks, programming and data, which may have an adverse effect on its customer base and lead to a possible decline in its revenues, as well as to significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair the Corporation’s wireline and mobile services as well as its fibre-optic connectivity business.

The Corporation’s customers utilize its cable, mobile and fibre-optic connectivity business networks to access the Internet and, as a consequence, the Corporation or its customers may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on the Corporation’s networks and its customers, including deterioration of service, excessive call volume to call centers, and damage to its customers’ equipment and data or the Corporation’s ones. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service its customers and protect its networks. Any significant loss of cable, mobile or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect the Corporation’s reputation, business, prospects, results of operations and financial condition.

The Corporation is dependent upon its information technology systems and those of certain third parties. The inability to maintain and enhance its systems could have an adverse impact on its financial results and operations.

The day-to-day operation of the Corporation’s business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories with potential geopolitical risk. Furthermore, the Corporation’s business relies on the use of numerous distinct information technology systems, billing systems, sales channels, databases as well as different rate plans, promotions and product offerings, which make its operations increasingly complex and may unfavourably impact its response time to market trends and the risk of billing or service errors. An inability to maintain and enhance the Corporation’s existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products, and services could have an adverse impact on its ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operations without interruption; all of which may have a material adverse effect on the Corporation’s business, prospects, results of operations and financial condition.

The Corporation has entered into strategic relationships with service providers to ensure that the technology it adopts and invests in is the best in class in its industry. An inability to maintain these relationships or difficulties implementing its technology roadmap could result in higher capital requirements, prolonged development timelines and substandard performance of its products and services.

Products and services supplied to the Corporation by third-party suppliers may contain latent security issues, including, but not limited to, software and hardware security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues may result in significant customer dissatisfaction, loss of revenues, and could adversely impact its results of operations and financial condition.

The Corporation depends on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, information and other items critical to its operations.

The Corporation depends on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to its operations and network evolution. These materials and services include end-user terminals such as set-top boxes, gateways, Wi-Fi routers, mobile telephony handsets, network equipment such as wireline and telephony modems, servers and routers, fibre-optic cable and equipments, telephony switches, inter-city links, support structures, licensed technological platforms, external cloud-based services and network functions, services and operational software, the “backbone” telecommunications network for its Internet access, telephony services and mobile services; and construction services for the expansion of and upgrades to its wireline and wireless networks. These services, platforms and equipment are each available from a single or limited number of suppliers and therefore the Corporation faces the risks of supply disruption, including due to geopolitical events, external events such as climate change related impacts, epidemics, pandemics or other health issues, business difficulties, restructuring or supply-chain issues. If no supplier can provide the Corporation with the equipment and services that it requires or that comply with evolving Internet and telecommunications standards or that are compatible with the Corporation’s other equipment and software interfaces, its business, financial condition and results of operations could be materially adversely affected. In addition, if the Corporation is unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, its ability to offer its products and services at competitive pricing, or at all, and roll out its advanced services may be delayed, and its business, financial condition and results of operations could be materially adversely affected.

Moreover, as there is a limited number of manufacturers of mobile devices and customer premises equipment (“CPE”), there is a risk that the Corporation will not be able to maintain agreements for their existing supply on commercially reasonable terms. The rising mobile device and CPE costs as well as potential delays in delivery of mobile devices and CPE, in a price-sensitive market, could negatively impact its revenues, financial condition and results of operations, as the Corporation may not be able to pass on to customers a corresponding increase in the price of its products. Furthermore, some of its competitors benefit from higher purchasing volumes which may provide them the ability to negotiate better prices and faster deliveries from manufacturers.

In addition, the Corporation obtains proprietary content critical to its operations through licensing arrangements with content providers. Some providers may seek to increase fees or impose technological requirements to protect their proprietary content. If the Corporation is unable to renegotiate commercially acceptable arrangements with these content providers, comply with their technological requirements or find alternative sources of equivalent content, its business, financial condition and results of operations could be materially adversely affected.

The Corporation may be adversely affected by litigation and other claims.

In the normal course of business, the Corporation is involved in various legal proceedings and other claims relating to the conduct of its business, including class actions. Although, in the opinion of its management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on its reputation, results of operations, liquidity or financial condition, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

The Corporation’s businesses depend on not infringing the intellectual property rights of others and on using and protecting its intellectual property rights.

The Corporation relies on its intellectual property, such as copyrights, trademarks and trade secrets, as well as licenses and other agreements with its vendors and other third parties, to use various technologies, conduct its operations and sell its products and services. Legal challenges to its intellectual property rights, or the ones of third party suppliers, and claims of intellectual property infringement by third parties could require that the Corporation enters into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of its businesses as currently conducted. The Corporation may need to change its business practices if any of these events occur, which may limit its ability to compete effectively and could have an adverse effect on its results of operations. In the event that the Corporation believes any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from its businesses. Moreover, if the Corporation is unable to obtain or continue to obtain licenses from its vendors and other third parties on reasonable terms, its businesses could be adversely affected.

Piracy and other unauthorized uses of content are made easier, and the enforcement of the Corporation’s intellectual property rights is made more challenging, by technological advances. The steps the Corporation has taken to protect its intellectual property may not prevent the misappropriation of its proprietary rights. The Corporation may not have the ability in certain jurisdictions to adequately protect intellectual property rights. Moreover, others may independently develop processes and technologies that are competitive to the Corporation’s ones. Also, the Corporation may not be able to discover or determine the extent of any unauthorized use of its proprietary rights. Unauthorized use of its intellectual property rights may increase the cost of protecting these rights or reduce its revenues. The Corporation cannot be sure that any legal actions against such infringers will be successful, even when its rights have been infringed.

The Corporation may be adversely affected by strikes, other labour protests and health risks affecting its employees.

The Corporation is not currently subject to any labour dispute. Nevertheless, it can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that it will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If the Corporation’s unionized workers engage in a strike or any other form of work stoppage, the Corporation could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could adversely affect its business, assets, financial condition, results of operations and reputation. Even if the Corporation does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect its business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict the Corporation’s ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its collective bargaining agreements.

Health threats to the Corporation’s employees resulting from epidemics, pandemics or other health issues could adversely affect its business, assets, financial conditions, results of operations and reputation.

The COVID-19 pandemic has accelerated the Corporation’s adoption of a remote work policy establishing guidelines for its employees when working from home. Remote work arrangements of its employees and those of certain of its suppliers could introduce additional operating risks including, but not limited to, confidentiality risks, privacy risks, information security risks, health and safety risks and impair its ability to manage its business. This situation could also result in an increase in the number of legal proceedings and other claims related to the pursuit of its activities outside of its usual premises.

The Corporation’s defined benefit pension plans are currently underfunded and its pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors.

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of the Corporation’s defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact the Corporation’s operating results and financial condition. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations, and actuarial losses.

The Corporation may be adversely affected by exchange rate fluctuations.

Most of the Corporation’s revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or services providers, and certain capital expenditures, including certain costs related to the development and maintenance of its mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on the Corporation’s results of operations and financial condition.

Also, a substantial portion of the Corporation’s debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, the Corporation’s reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. The Corporation has entered into transactions to hedge the exchange rate risk with respect to its U.S. dollar-denominated debt outstanding at December 31, 2021, and it intends in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting it against exchange rate fluctuations, or the Corporation may in the future be required to provide cash and other collateral in order to secure its obligations with respect to such hedging transactions, or it may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, the Corporation’s counterparties thereto may owe the Corporation significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, certain cross-currency swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The Corporation holds interests in certain foreign companies. A significant adverse change in the value of the currencies of these foreign companies, the Turkish Lira and the Euro, could have an adverse impact on the results of operations and the financial condition of the Corporation.

The fair value of the derivative financial instruments the Corporation is party to is estimated using period-end market rates and reflects the amount the Corporation would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2021, the net aggregate fair value of the Corporation’s cross-currency swaps and foreign-exchange forward contracts was in a net asset position of $382.3 million on a consolidated basis (assets of $405.6 million and liabilities of $23.3 million). These swaps and forward contracts were entered into with large Canadian and foreign financial institutions. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of the Corporation’s suppliers source their products out of the U.S., therefore, although the Corporation pays those suppliers in Canadian dollars, the prices it pays for such commodities or products may be affected by fluctuations in the exchange rate. The Corporation may in the future enter into transactions to hedge its exposure to the exchange rate risk related to the prices of some of those commodities or products. However, fluctuations to the exchange rate for the Corporation’s purchases that are not hedged could affect the prices the Corporation pays for such purchases and could have an adverse effect on its results of operations and financial condition.

The volatility and disruptions in the capital and credit markets could adversely affect the Corporation’s business, including the cost of new capital, its ability to refinance its scheduled debt maturities and meet its other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption in the past, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions and volatility in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on the issuance of debt securities and increased costs under credit facilities. Disruptions and volatility in the capital and credit markets could increase the Corporation’s interest expense, thereby adversely affecting its results of operations and financial position.

The Corporation’s access to funds under its existing credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Corporation’s credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Some of the Corporation’s debt has a variable rate of interest linked to various interest rate benchmarks, such as the London Inter-Bank Offered Rate (“LIBOR”) or the Canadian Dollar Offered Rate (“CDOR”). Certain interest rates benchmarks such as LIBOR and CDOR are being discontinued and replaced with alternative interest rate benchmark rates which meet new regulatory and market requirements. The consequence of this development cannot be entirely predicted, but could include an increase in the cost of the Corporation’s variable rate indebtedness.

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, pandemics, epidemics and other health issues, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect the Corporation’s access to the liquidity and affordability of funding needed for its businesses in the longer term. Such disruptions could require the Corporation to take measures to maintain a cash balance until markets stabilize or until alternative credit arrangements or other funding for its business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of its products, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that the Corporation provides. Events such as these could adversely impact the Corporation’s results of operations, cash flows, financial condition and prospects.

The Corporation may have to record, in the future, asset impairment charges, which could be material and could adversely affect its future reported results of operations and equity.

The Corporation has recorded in the past asset impairment charges which, in some cases, have been material. Subject to the realization of various factors, including, but not limited to, weak economic or market conditions, it may be required to record in the future, in accordance with IFRS accounting valuation principles, additional non-cash impairment charges if the carrying value of an asset in the Corporation’s financial statements is in excess of its recoverable value. Any such asset impairment charge could be material and may adversely affect its future reported results of operations and equity, although such charges would not affect its cash flow.

The Corporation undertakes acquisitions, dispositions, business combinations, or joint ventures from time to time which may involve significant risks and uncertainties.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions, dispositions, business combinations, or joint ventures intended to complement or expand its business, some of which may be significant transactions for the Corporation and involve significant risks and uncertainties. The Corporation may not realize the anticipated benefit from any of the transactions it pursues, and may have difficulty incorporating or integrating any acquired business. Regardless of whether the Corporation consummates any such transaction, the negotiation of a potential transaction (including associated litigation), as well as the integration of any acquired business, could require the Corporation to incur significant costs and cause diversion of management’s time and resources and disrupt its business operations. It could face several challenges in the consolidation and integration of information technology, accounting systems, personnel and operations.

If the Corporation determines to sell individual properties or other assets or businesses, it will benefit from the net proceeds realized from such sales. However, its results of operations may suffer in the long term due to the disposition of a revenue-generating asset, the timing of such dispositions may be poor, causing it to fail to realize the full value of the disposed asset or the terms of such dispositions may be overly restrictive to the Corporation or may result in unfavorable post-closing price adjustments if some conditions are not met, all of which may diminish the Corporation’s ability to repay its indebtedness at maturity.

Any of the foregoing could have a material adverse effect on the Corporation’s business, financial condition, operating results, liquidity, and prospects.

The competition for retail locations and the consolidation of independent retailers may adversely affect the customer reach of the Corporation’s telecommunications business’ sale network.

The competition to offer products in the best available commercial retail spaces is fierce in the telecommunications business. Some of the Corporation’s telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers, in major retail chains and convenience stores, via telemarketing campaigns and via home delivery to extend their presence on the market and some of the Corporation’s competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of its retail network and places the Corporation at a competitive disadvantage, which could have an adverse effect on its business, prospects, results of operations and financial condition.

The rising adoption of web-based and application-based channels may adversely affect the customer reach of the Corporation’s telecommunications business’ sales network.

To better meet the changing habits and expectations of consumers and businesses, the Corporation’s telecommunications business’ competitors are rapidly developing digital platforms, which allow them to sell and distribute their products on web-based or application-based channels and to shift customer interaction to digital platforms driving more self-help, self-install and self-service. If the Corporation does not succeed in implementing and pursuing its own digital strategy and fails to evolve its customer experience in line with customers’ demands, this could place the Corporation at a competitive disadvantage, which could have an adverse effect on its business, prospects, results of operations and financial condition.

Risks Relating to Regulation

The Corporation is subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect its business, prospects, results of operations and financial condition.

Its operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. The Corporation’s broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Its wireless and wireline operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

Changes to the laws, regulations and policies governing the Corporation’s operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to its competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on its customer buying practices and/or a material adverse effect on its business (including how the Corporation provides products and services), prospects, results of operations and financial condition. In addition, the Corporation may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

The CRTC launched a comprehensive review of the wireless market. The Canadian Government had requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. In a recent decision, the CRTC ordered the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years. This decision stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and such potential new competitors. This material increase in competition in the Corporation’s mobile telephony business could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on the Corporation’s collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting its business, see “Item 4. Information on the Corporation – Regulation”.

The Corporation is required to provide TPIA providers with access to its cable network, which may result in increased competition.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide TPIA providers with access to their networks at mandated cost-based rates. Numerous TPIA providers are interconnected to the Corporation’s cable network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

Since 2015, the CRTC has reemphasized in a series of decisions the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. Implementation of these new wholesale services could permit Internet resellers to enhance their service offerings in the retail market, thereby affecting the Corporation’s competitive position as well its ability to recover its cost of providing underlying network services.

ISED may not renew Videotron’s mobile spectrum licenses on acceptable terms, or at all.

Videotron’s AWS-1 licenses were renewed in December 2018 for a 20-year term. Videotron’s other spectrum licenses, including in the AWS-3, 700 MHz, 2500 MHz, 600 MHz and 3500 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, the Corporation expects that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, the Corporation’s licenses are not renewed on acceptable terms, or at all, its ability to continue to offer its wireless services, or to offer new services, may be negatively impacted, or its cost structure could materially increase, and, consequently, it could have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation may be adversely affected if it does not qualify for government programs or if such programs do not constitute sufficient incentives to producers.

The Corporation takes advantage of several government programs designed to support major investment projects, the deployment of high-speed Internet services in various regions of Québec, the production and distribution of televisual and cinematographic products and magazine publishing in Canada, including federal and provincial refundable tax credits. There can be no assurance that the local cultural incentive programs which the Corporation may access in Canada will continue to be available in the future or will not be reduced, amended or eliminated. Any future reductions or other changes in the policies or rules of application in Canada or in any of its provinces in connection with these government incentive programs, including any change in the Québec or the federal programs providing for refundable tax credits, could, amongst other things, increase the cost of acquiring and producing Canadian content or investment projects affected by these programs and influence the programming of content which are required to be broadcast or the Corporation's decision to initiate certain investment projects, including incur capital expenditures for the extension of its wireline and mobile networks, and which could have a material adverse effect on the Corporation's results of operations and financial condition. Canadian content programming is also subject to certification by various agencies of the federal government. If programming fails to so qualify, the Corporation would not be able to use the programs to meet Canadian content programming obligations and might not qualify for certain Canadian tax credits and government incentives.

In addition, the Canadian and provincial governments currently provide grants, incentives and tax credits to attract foreign producers and support domestic film and television production. Many of the major studios and other key customers of the Corporation’s Film Production & Audiovisual Services Business (as defined in this annual report), content producers for its broadcasting operations, as well as its production and distribution business, finance a portion of their production budgets through these grants, incentives and tax credits. There can be no assurance that these grants, incentives and tax credits will continue at their present levels or at all, and if they are reduced or discontinued, the level of activity in the motion picture and television industries may be reduced, as a result of which its results of operations and financial condition might be adversely affected.

The successful tax credit model of Québec and other provinces in Canada has been copied by other jurisdictions. Some producers may select locations other than Québec to take advantage of other tax credit programs. Other factors, such as director or star preference, may also have the effect of productions being shot in a location other than Québec and may therefore have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation is subject to a variety of environmental laws and regulations and may be adversely impacted by climate change.

The Corporation is subject to a variety of environmental laws and regulations. Some of its facilities are subject to federal, provincial, state and municipal laws and regulations concerning, for example, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, including electronic waste, recycling, soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern the Corporation’s operations. Failure to comply with present or future laws or regulations could result in substantial liability for the Corporation.

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products”, which sets certain recovery targets and which may require the Corporation to monitor and adjust its practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on the Corporation’s reputation and brands.

The Corporation’s properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect the Corporation’s properties and require further study or remedial measures. The Corporation cannot provide assurance that all environmental liabilities have been determined, that any prior owner of its properties did not create a material environmental condition not known to the Corporation, that a material environmental condition does not otherwise exist on any of its properties, or that expenditure will not be required to deal with known or unknown contamination.

The Corporation owns, through its subsidiaries, certain properties located on partially remediated former landfills. The operation and ownership of these properties carry inherent risks of environmental and health and safety liabilities, including for personal injuries, property damage, release of hazardous materials, remediation and clean-up costs and other environmental damages. The Corporation may, from time to time, be involved in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on its business, financial condition and results of operations.

Finally, the effects of global climate change are increasing the severity and frequency of extreme weather-related events, and will potentially result in increased operational and capital costs. Some of the more significant climate-related risks that were identified include potential increased operational costs to maintain network operations during extreme weather events, and potential increased capital costs as a result of damage to facilities and/or equipment, and disruption of operations.

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect the Corporation’s business.

All the Corporation’s cell sites comply with applicable laws and the Corporation relies on its suppliers to ensure that the network equipment and customer equipment supplied to it meets all applicable regulatory and safety requirements. Nevertheless, some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems, or possible interference with electronic medical devices, including hearing aids and pacemakers. There is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with. Additional studies of radiofrequency emissions are ongoing and there is no certainty as to the results of any such future studies.

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of wireless services, including Videotron’s, or product liability lawsuits that might arise or have arisen. Any of these could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

Risks Relating to the Corporation’s Senior Notes and its Capital Structure

The Corporation’s indebtedness and significant interest payment requirements could adversely affect its financial condition and therefore make it more difficult for the Corporation to fulfill its obligations, including its obligations under its Senior Notes.

The Corporation currently has a substantial amount of debt and significant interest payment requirements. As at December 31, 2021, it had $6.48 billion of consolidated long-term debt (long-term debt plus bank indebtedness). The Corporation’s indebtedness could have significant consequences, including the following:

●	increase its vulnerability to general adverse economic and industry conditions;
●	require it to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of its cash flow to fund capital expenditures, working capital and other general corporate purposes;
●	limit its flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates;
●	place it at a competitive disadvantage compared to its competitors that have less debt or greater financial resources; and
●	limit, along with the financial and other restrictive covenants in its indebtedness, its ability to, among other things, borrow additional funds on commercially reasonable terms, if at all.

Although the Corporation has significant indebtedness, as at December 31, 2021, it had approximately $1.58 billion available for additional borrowings under its existing credit facilities on a consolidated basis, and the indentures governing its outstanding Senior Notes would permit it to incur substantial additional indebtedness in the future. If the Corporation or its subsidiaries incur additional debt, the risks the Corporation now faces as a result of its leverage could intensify. For more information regarding its long-term debt and its maturities, refer to Note 17 to its audited consolidated financial statements for the year ended December 31, 2021, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.”

Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.

The Corporation’s credit facilities and the indenture governing its Senior Notes contain a number of operating and financial covenants restricting its ability to, among other things:

●	borrow money or sell preferred stock;
●	create liens;
●	pay dividends on or redeem or repurchase its stock;
●	make certain types of investments;
●	restrict dividends or other payments from certain of its subsidiaries;

●	enter into transactions with affiliates;
●	issue guarantees of debt; and
●	sell assets or merge with other companies.

If the Corporation is unable to comply with these covenants and is unable to obtain waivers from its creditors, it would be unable to make additional borrowings under its credit facilities, its indebtedness under these agreements would be in default and that could, if not cured or waived, result in an acceleration of such indebtedness and cause cross-defaults under its other debt, including its Senior Notes. If the Corporation’s indebtedness is accelerated, the Corporation may not be able to repay its indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect its financial condition. In addition, if the Corporation incurs additional debt in the future or refinance existing debt, it may be subject to additional covenants, which may be more restrictive than those to which it is currently subject. Even if it is able to comply with all applicable covenants, the restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that it believes would be beneficial to the Corporation.

The Corporation is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations, including payments on its Senior Notes.

The Corporation is a holding corporation and a substantial portion of its assets is the capital stock of its subsidiaries. As a holding corporation, it conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, its cash flow and ability to service its debt obligations, including its outstanding Senior Notes, are dependent on the cash flow of its existing and future subsidiaries and the distribution of this cash flow to the Corporation, or on loans, advances or other payments made by these entities to the Corporation. The ability of these entities to pay dividends or make loans, advances or payments to the Corporation will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. Videotron has several series of debt securities outstanding and both Videotron and TVA Group have credit facilities that limit their ability to distribute cash to the Corporation. In addition, if its existing or future subsidiaries incur additional debt in the future or refinance existing debt, the Corporation may be subject to additional contractual restrictions contained in the instruments governing that debt, which may be more restrictive than those to which it is currently subject.

The ability of the Corporation’s subsidiaries to generate sufficient cash flow from operations to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors as well as structural changes, many of which are outside of its or their control. If the cash flow and earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation, as dividends or otherwise, are not sufficient for the Corporation, it may not be able to satisfy its debt obligations. If the Corporation is unable to satisfy its debt obligations, it may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. The Corporation can provide no assurance that any such alternative refinancing would be possible; that any assets could be sold, or, if sold, the timing of the sales and the amount of proceeds realized from those sales; that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of the Corporation’s various debt instruments then in effect. Its inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance these obligations on commercially reasonable terms, could have a material adverse effect on the Corporation’s business, prospects, results of operations and financial condition.

The Corporation may be required from time to time to refinance certain of its indebtedness. Its inability to do so on favorable terms, or at all, could have a material adverse effect on the Corporation.

The Corporation may be required from time to time to refinance certain of its existing debt at or prior to maturity. Its ability and its subsidiaries’ ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions, credit availability and its operating performance. There can be no assurance that any such financing will be available to the Corporation on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect the Corporation’s business, including the cost of new capital, its ability to refinance its scheduled debt maturities and meet its other obligations as they become due.”

There is no public market for the Corporation’s Senior Notes.

There is currently no established trading market for the Corporation’s issued and outstanding Senior Notes and the Corporation does not intend to apply for listing of any of its Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of its Senior Notes. The liquidity of any market for the Corporation’s Senior Notes will depend upon the number of holders of its Senior Notes, the interest of securities dealers in making a market in its Senior Notes, applicable regulations, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, the Corporation’s financial condition and performance and its prospects. The absence of an active market for its Senior Notes could adversely affect their market price and liquidity.

In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused volatility in prices of securities. It is possible that the market for the Corporation’s Senior Notes will be subject to such disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell the Corporation’s Senior Notes, regardless of its prospects and financial performance.

The Corporation may not be able to finance an offer to purchase its Senior Notes in the event of a change of control as required by the indenture governing its Senior Notes because it may not have sufficient funds at the time of the change of control or its credit facilities may not allow the repurchases.

If the Corporation experiences a change of control, as that term is defined in the indenture governing its Senior Notes, it may be required to make an offer to repurchase all of its Senior Notes prior to maturity. The Corporation can provide no assurance that it will have sufficient funds or be able to arrange for additional financing to repurchase its Senior Notes following such change of control. There is no sinking fund with respect to its outstanding Senior Notes.

In addition, a change of control would be an event of default under the Corporation’s credit facilities. Any future credit agreement or other agreements relating to its indebtedness to which it becomes a party may contain similar provisions. The Corporation’s failure to repurchase its Senior Notes if required upon a change of control would, pursuant to the terms of the indenture governing its outstanding Senior Notes, constitute an event of default under such indenture. Such default could, in turn, constitute an event of default under any existing or future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, the Corporation may not have sufficient funds to repurchase its Senior Notes and repay the debt.

Canadian bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the indentures governing the Corporation’s Senior Notes or the Senior Notes themselves.

The rights of the trustee, who represent the holders of the Corporation’s Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Corporation. For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

The powers of the court under the BIA, and particularly under the CCAA, have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, the Corporation cannot predict whether payments under its outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing each series of its Senior Notes or whether and to what extent holders of its Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.

The Corporation’s Senior Notes are subject to restrictions on transfer or resale in Canada.

Although the Corporation has registered its Senior Notes under the Securities Act, it did not, and it does not intend to, qualify its Senior Notes by prospectus in Canada or other jurisdictions outside the United States, and, accordingly, the Senior Notes remain subject to restrictions on resale and transfer in Canada and other jurisdictions outside the United States. The Corporation is not, and does not currently intend to become, a reporting issuer in Canada. As a result, the Senior Notes are subject to restrictions on transfer and are not, and will not become, freely tradable in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

U.S. investors in the Corporation’s Senior Notes may have difficulties enforcing civil liabilities.

The Corporation is incorporated under the laws of the Province of Québec. Substantially all of its directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of the Corporation’s assets are located outside the United States. The Corporation has agreed, in accordance with the terms of the indenture governing its Senior Notes, to accept service of process in any suit, action or proceeding with respect to the indenture or the Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the Corporation’s Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against the Corporation or them in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon United States federal or state securities laws against the Corporation or against its directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

Although the Corporation’s Senior Notes are referred to as “senior notes,” they are effectively subordinated to its secured indebtedness and structurally subordinated to the liabilities of its subsidiaries.

The Corporation’s Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that the Corporation may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving the Corporation, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under its credit facilities. In addition, the Corporation’s credit facilities and the indenture governing its Senior Notes permit the Corporation to incur additional secured indebtedness in the future, which could be significant.

The Corporation’s subsidiaries do not guarantee the Senior Notes and have no obligation, contingent or otherwise, to pay amounts due under the Senior Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. Holders of Senior Notes do not have a claim as a creditor against the Corporation’s subsidiaries. The Senior Notes are, therefore, structurally subordinated to all indebtedness and other obligations of its subsidiaries. In the event of insolvency, liquidation, reorganization, dissolution or other winding up of any such subsidiary, all of such subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of such subsidiary’s assets before the holders of its Senior Notes would be entitled to any payment.

The Corporation is controlled by Quebecor Inc. and its interests may differ from those of holders of the Senior Notes.

All of the Corporation’s issued and outstanding common shares are directly and indirectly held by Quebecor. As a result, Quebecor controls the Corporation’s policies and operations. The interests of Quebecor, as the Corporation’s controlling shareholder, may conflict with the interests of the holders of its outstanding Senior Notes. In addition, actions taken by Quebecor, as well as its financial condition, matters over which the Corporation has no control, may affect the Corporation.

Quebecor’s Class B Shares have one vote per share, while Quebecor’s Class A Shares have 10 votes per share on all matters to be voted on by shareholders of Quebecor, with the exception of matters where the holders of shares of a single class are entitled to vote separately. As of December 31, 2021, approximately 75.05% of the combined voting power of all outstanding shares of Quebecor is controlled by a majority shareholder, and the exercise of the voting rights attached to those shares makes it possible to decide or significantly influence all issues submitted to a shareholder vote, including the election of directors and approval of significant corporate transactions, such as amendments to Quebecor’s articles, mergers, amalgamations, or the sale of all or substantially all of its assets.

The holders of Quebecor’s Class A Shares may also have interests that differ from those of the holders of the Corporation’s outstanding Senior Notes and may vote in a way which may be adverse to the interests of the holders of its outstanding Senior Notes. This concentration of voting power may have the effect of delaying, preventing, or deterring a change in control of Quebecor and could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

ITEM 4 — INFORMATION ON THE CORPORATION

A -	History and Development of the Corporation

The Corporation’s legal and commercial name is Quebecor Media Inc. Its registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and its telephone number is (514) 380-1999. Its corporate website may be accessed through the URL http://www.quebecor.com. The information found on its corporate website or on any other website to which it refers in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Quebecor Media’s agent for service of process in the United States with respect to its Senior Notes is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Quebecor Media was incorporated in Canada on August 8, 2000 under Part 1A of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)).

Since December 31, 2018 Quebecor Media has undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions through its direct and indirect subsidiaries, including, among others, the following:

●	On February 15, 2022, TVA Group renewed its $75.0 million revolving credit facility for one year, until February 24, 2023 and amended certain terms and conditions.
●	On September 15, 2021, Quebecor unveiled the new QUB digital platform, which brings together all of its news and entertainment content in one place. Available on the Internet and via a mobile app, QUB is differentiated by its vast quantity of multi-source, multi-format content, including text, music, video and audio, available live or on demand on a single platform to support discoverability.
●	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. In its first year, Vrai offered thousands of hours of all-French, on-demand content, including more than a hundred new original Québec productions.
●	On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia.
●	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.
●	On July 5, 2021, Québecor Media completed the early redemption of the entirety of its 6⅝% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount, in accordance with a notice issued on June 3, 2021.
●	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.
●	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020.
●	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will therefore have access to Videotron’s network and its line of products and services.
●	On April 1, 2021, Alithya Group Inc. (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc., of which Quebecor was one of the main shareholders. As a result of this transaction, Quebecor Media obtained 11.9% of Alithya’s share capital and 6.7% of voting rights related to the issued and outstanding shares of Alithya, and a corresponding gain on disposal of $19.6 million was recorded in the second quarter of 2021. This transaction also included purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement.
●	On March 22, 2021, Videotron entered into agreements with the Government of Québec and the Government of Canada jointly aimed at achieving the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

●	On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions.
●	On February 1, 2021, Quebecor Media acquired Les Disques Audiogramme inc., the largest independent French-language record label in North America, which includes Éditorial Avenue, Canada’s largest French-language music publisher, in order to continue supporting talented Québec artists and promoting the dissemination of Québec music.
●	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3⅛% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing fees of $6.0 million.
●	From March 13, 2020, through June 30, 2020, and from December 20, 2020 through January 3, 2021, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13, 2020, to June 30, 2020, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.
●	On June 17, 2020, Quebecor Media announced the acquisition of the Théâtre Capitole in Québec City. The acquisition of the unique, hundred-year-old, 1,300-seat venue will enhance the Québec City entertainment scene.
●	On May 4, 2020, Quebecor Media launched QUB musique, the first streaming platform designed and produced in Québec. Accessible via a mobile application and on the web, QUB musique offers a catalogue of over 60 million songs available on demand, as well as hundreds of playlists created by local curators.
●	On February 21, 2020, TVA Group had lowered the size of the facility from $150.0 million to $75.0 million and amended certain terms and conditions.
●	On December 13, 2019, Videotron announced that Samsung Electronics Co. Ltd. (“Samsung”) had been chosen as its partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area.
●	On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of 4½% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.
●	On August 27, 2019, Videotron launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and support for home automation, all tailored to customer needs and preferences.
●	On July 15, 2019, Quebecor Media prepaid the balance of its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.
●	On April 10, 2019, Videotron purchased ten blocks of low-frequency spectrum in the 600 MHz band during ISED’s commercial mobile spectrum auction. The licenses, which cover Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas, were acquired for $255.8 million.
●	On April 1, 2019, TVA Group closed the acquisition of the companies in the Incendo Media Inc. group, a Montréal-based producer and distributor of television products for international markets for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. A first repayment of $3.4 million on the balance payable was made in the fourth quarter of 2020. An amount of $0.6 million relating to certain post-closing adjustments was also received in the third quarter of 2019.
●	On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility to extend the maturity to July 2022. Some of the terms and conditions related to this credit facility were also amended.

●	On February 13, 2019, TVA Group closed the acquisition of the companies in the Serdy Média inc. group, which owned and operated the Évasion and Zeste specialty channels, along with the companies in the Serdy Video Inc. group, for a total consideration of $23.5 million, net of acquired cash of $0.5 million. Post-closing adjustments of $1.6 million were also paid in the third quarter of 2019. The transaction was announced on May 1, 2018 and received CRTC approval on January 14, 2019.
●	On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $30.8 million, net of income taxes of $4.7 million, was recorded as certain adjusting conditions were achieved. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows.

B -Business Overview

Overview

Quebecor Media is one of Canada’s leading telecommunications and media companies, with activities in mobile and wireline telephony, Internet access, television, OTT video services, business telecommunication solutions, broadcasting, soundstage and equipment rental, audiovisual content production and distribution, newspaper publishing and distribution, digital news and entertainment platforms, music streaming, book and magazine publishing and distribution, music production and distribution, out-of-home advertising, operation and management of a world-class arena and entertainment venue, ownership and management of Québec Major Junior Hockey League (“QMJHL”) teams, concert production and management and promotion of sporting and cultural events. Through its Videotron subsidiary, Quebecor Media is a leading mobile and wireline communications service provider. Quebecor Media also holds leading positions through its Media segment and its Sports & Entertainment segment in the creation, promotion and distribution of entertainment and news, and in related Internet services that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of properties and to leverage the value of its content across multiple distribution platforms.

Its subsidiaries operate in the following business segments: Telecommunications, Media and Sports & Entertainment.

Competitive Strengths

Leading Market Positions

Quebecor Media is a leading cable operator in Canada and the largest in the Province of Québec, in each case based on the number of wireline RGUs. Quebecor Media believes that its strong market position has enabled it to launch and deploy new products and services more effectively. For example, since the introduction of its Internet access service, Quebecor Media estimates that it has become the largest provider of such service in the geographic areas it serves. In the mobile telephony segment, Quebecor Media estimates that it holds, as of December 31, 2021, a 22% market share in the geographic areas it serves, while it captured more than 32% gross additions in the fourth quarter of 2021, the largest market share in terms of gross additions. Quebecor Media’s extensive proprietary and third-party retail distribution network of stores and points of sale, including its Videotron-branded stores and kiosks, as well as Videotron’s authorized dealers, assist Quebecor Media in marketing and distributing its advanced telecommunications services, such as Internet access, television and mobile telephony, on a large-scale basis. Quebecor Media is also a leading telecommunication service provider in the Province of Québec’s business telecommunication segment. Quebecor Media operates Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market based on the average readership estimates survey published by the Vividata Study. Through its TVA Group subsidiary, Quebecor Media is the largest private sector broadcaster of French-language entertainment, news and public affairs programs in North America in terms of market share and the leading French-language magazine publisher in the Province of Québec.

Diverse Media Platform

Quebecor Media’s diverse media platform allows it to extend its market reach and cross-promote its brands, platforms and content. In addition, it allows Quebecor Media to provide advertisers with an integrated solution for multi-platform advertising. Quebecor Media can leverage its content, management, sales and marketing and production resources to provide superior information and entertainment services to its customers.

Differentiated Bundled Services and New Products

Through its technologically advanced wireline and wireless network, Quebecor Media offers a differentiated, bundled suite of entertainment, information and communication services, products and content, including IPTV, digital television, Internet access, VOD, OTT and other interactive television services, as well as residential and commercial wireline telephony services using VoIP technology, and mobile telephony services. In addition, Quebecor Media delivers high-quality services and products, including, for example, its high-speed Internet access service which enables its customers to download data at a speed higher than currently offered by standard DSL technology. Quebecor Media believes that the consumers attribute value to the convenience of dealing with a single telecommunication service provider and also appreciate the cost savings of having their services bundled, as Quebecor Media offers discounts to customers that subscribe to more than one of its services. As of December 31, 2021, 71% of Videotron-branded residential customers subscribe for two or more services. Quebecor Media also offers a rich and varied selection of on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts) through its subscription-based OTT entertainment service, Club illico. Quebecor Media produces an array of proprietary content for which Club illico holds first-window rights for its customers, prior to linear broadcast. Club illico boasts over 674 million viewings since its launch in 2013, making it a key player in the Québec on-demand video entertainment landscape.

Quebecor Media continuously pursues the evolution of its suite of platforms, solutions and content, such as the following in recent years:

●	in September 2021, Quebecor Media launched QUB, one of the most ambitious digital projects in its history. QUB is a new platform available on the web and via a mobile app that brings all of Quebecor’s news and entertainment content together in one place. It is a unique showcase that is differentiated by its vast quantity of multi-source, multi-format content, where users can move easily from one universe to another. Users will have access to millions of items including text, music, video and audio in a single environment, live or on demand. QUB will serve as a content aggregator while providing a superior browsing experience and recommendations to increase discoverability;
●	in August 2021, Videotron launched Vrai, a new Québec subscription platform that addresses the strong demand for unscripted lifestyle, documentary and entertainment content. Vrai offers thousands of hours of all-French, on-demand content, including lifestyle, comedy, reality, food, travel documentary and social issue programming commissioned by Quebecor Media as well as a growing catalogue of first-run exclusive original Québec productions;
●	in August 2019, Videotron unveiled Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration of content from, certain third-party Internet applications. Videotron has also launched two mobile applications for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere. Cloud DVR technology allows video customers to record programming via their set-top boxes using cloud-based servers and view those recordings on mobile devices via the Helix; and
●	in September 2018, Videotron launched Fizz, a mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, as well as a fully digital experience focused on simplicity, autonomy and sharing, thus enhancing traditional mobile and Internet services. Fizz has been developed to be responsive to evolving trends in technology and distribution and with a view to growing Quebecor Media’s market share and appeal with Generation Z and millennials.

Advanced Broadband Network

Quebecor Media is able to leverage its advanced broadband network, to offer a wide range of advanced services, such as IPTV, digital television, OTT television services, Internet access and wireline telephony services. Quebecor Media is committed to maintaining and upgrading its network capacity and, to that end, Quebecor Media currently anticipates that ongoing capital expenditures will continue to be required to accommodate the evolution of its products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Quebecor Media’s single hybrid fibre coaxial clustered network covers approximately 81% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. Videotron’s shared LTE network reaches 94% of the population of the Province of Québec and the Greater Ottawa area. Quebecor Media believes that its single cluster network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico, Fizz, QUB, and Vrai and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

Quebecor Media has a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, technology, telecommunications, media, sports and entertainment. Under the leadership of its senior management team, Quebecor Media has, among other things, improved penetration of its Internet access service, its subscription-based OTT entertainment service and its mobile telephony services, including through the successful build-out and launch of its mobile telephony network and upgrade to LTE-A and 5G technologies.

Quebecor Media’s Strategy

Quebecor Media’s objective is to increase its revenues and profitability by leveraging the convergence and growth opportunities presented by its portfolio of leading media assets. Quebecor Media attributes its strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of its strategy include:

●	Build on its position as a telecommunications leader with its mobile telephony network. Quebecor Media provides an offering of advanced mobile telecommunications services to consumers and small-, medium- and large-sized businesses that are based on effective, reliable technology, diverse and relevant content and unambiguous business policies. The deployment of its LTE-A and 5G networks is the cornerstone of a corporate business strategy geared toward harnessing all of its creative resources and providing consumers with access to technology, services and information. Greater customer adoption of 5G and Internet of Things (“IoT”) services and applications that are enabled by 5G networks should contribute to the growing demand for mobile services. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to wearables, becomes ubiquitous. In addition, other IoT growth opportunities are expected to develop in smart manufacturing, telemedicine/telesurgery, remote monitoring, connected vehicles, asset tracking and urban city optimization (smart cities). Following the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country, the Corporation is exploring opportunities to geographically expand its offering of wireless services outside of Québec.
●	Leverage growth opportunities and convergence of content, platforms and operations. Quebecor Media is the largest private sector French-language programming broadcaster in North America, a leading producer of French-language programming, the leading French-language newspaper publisher in the Province of Québec for daily paid newspapers and a leading French-language digital news, sports and entertainment network in the Province of Québec. As a result, Quebecor Media is able to generate and distribute content across a spectrum of media properties and platforms. In addition, these multi-platform media assets enable Quebecor Media to provide advertisers with integrated advertising solutions. Quebecor Media is able to provide flexible, bundled advertising packages that allow advertisers to reach local, regional and national markets, as well as special interest and specific demographic groups. Quebecor Media continues to explore and implement initiatives to leverage growth and convergence opportunities, including efforts to accelerate the migration of content generated by its various publications and television channels to its other media platforms, the sharing of editorial content between its various businesses composing its Media segment, the acquisition and subsequent sharing of content between its various businesses, the development of a strong live event-oriented segment through its Sports and Entertainment segment, including the Videotron Centre, its two QMJHL hockey franchises, the broadcast of hockey games on its TVA Sports channels following an agreement with Rogers Communications Inc. (“Rogers”) and the National Hockey League (“NHL”) whereby TVA Sports became the NHL’s official French-language broadcaster in Canada, the broadcast of soccer games on its TVA Sports channels following its agreement with the Club de Foot Montréal (formerly, the Montréal Impact) and the Major League Soccer (“MLS”) whereby TVA Sports became the exclusive broadcaster of the Club de Foot Montréal games in French, and the integration of advertising assets with the creation of its sales services through Quebecor Media Sales, aimed at developing global, integrated and multi-platform advertising and marketing solutions.

●	Introduce new and enhanced products and services. Quebecor Media expects a significant portion of the revenue growth in its Telecommunications segment to be driven by the introduction of new products and services (including Fizz and Helix) and by the continuing penetration of products and services such as wireline services, mobile services, business telecommunications services and OTT video services. Quebecor Media believes that the continued penetration rate of these products and services will result in increased ABPU, and Quebecor Media is focusing sales and marketing efforts on the bundling of these value-added products and services. In addition, Quebecor Media’s strategy in the coming years is to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A and 5G are being commercialized.
●	Cross-promote brands, platforms and content. The geographic overlap of Quebecor Media’s telecommunications, media and sports and entertainment operations enables Quebecor Media to cost effectively promote and co-brand its media properties. Quebecor Media will continue to promote initiatives to advance these cross-promotional activities, including the cross-promotion of various businesses, cross-divisional advertising and shared infrastructures.
●	Leverage geographic clustering. Quebecor Media’s Videotron subsidiary holds cable licenses that cover approximately 81% of the Province of Québec’s estimated 3.8 million premises while Videotron’s shared LTE network reaches 94% of the population of the Province of Québec and the Greater Ottawa Area. Geographic clustering facilitates bundled service offerings and, in addition, allow Quebecor Media to tailor its offerings to certain demographic markets. Quebecor Media aims to leverage the highly clustered nature of its systems to enable it to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty. To further achieve economies of scale, Quebecor Media intends to continue extending its footprint to adjacent geographies within the Province of Québec. For instance, on March 22, 2021, Videotron and the Government of Québec signed agreements whereby Videotron will extend its high-speed Internet network to connect approximately 37,000 households outside Québec’s urban centres, with the government committing to provide financial assistance in the amount of approximately $258 million, which Videotron will fully invest in network extension. Furthermore, Videotron announced in 2021 the acquisition of Télédistribution Amos inc. and Cablovision Warwick inc. and their networks, allowing it to increase its reach in the Abitibi-Témiscamingue and Centre-du-Québec regions of the Province of Québec.
●	Maximize customer satisfaction and build customer loyalty. Quebecor Media believes that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in its historical growth and profitability has been its ability to attract and satisfy customers with high quality products and services. In support of its commitment to customer satisfaction, Quebecor Media’s Videotron subsidiary continues to provide a 24-hour technical support hotline seven days a week. All of Videotron’s customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows Videotron’s customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. As consumers increasingly turn to digital channels, Videotron also offers online and app-based options to enable them to autonomously manage all phases of the customer journey from sales to installation to ongoing support. Quebecor Media will continue its efforts to maximize customer satisfaction and build customer loyalty, such as leveraging strategic partnerships to offer exclusive promotions, privileges and contests, to enhance its revenue and profitability.
●	Manage investments through success-driven capital spending, technology improvements and operational leverage. In its Telecommunications segment, Quebecor Media supports the growth in its customer base and bandwidth requirements through strategic success driven modernizations of its network and increases in network capacity and redundancy. Quebecor Media’s network design provides high capacity and superior signal quality that will enable it to provide to its customers new advanced products and services in addition to those Quebecor Media currently offers. Quebecor Media believes that the demand for bandwidth-intensive services will continue to increase significantly in the coming years. Quebecor Media’s strategy is to maintain a leadership position in the suite of products and services it offers, launch new products and services, make the necessary investments in its networks, implement new technologies as they become available and further reap benefits related to the highly clustered nature of its networks through network extension to adjacent geographies within the Province of

Québec. In addition, Quebecor Media continuously seeks to optimize expenses through technology improvements and operational leverage.
●	Diversification of Revenues. In its Media segment, Quebecor Media believes that diversifying its revenue streams, which are heavily dependent on the advertising carried by its conventional television network, is critical to future growth and profitability and Quebecor Media will thus continue to explore investments in businesses that are expected to diversify its revenue streams as a growth strategy.

Telecommunications

Through Videotron, Quebecor Media is a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline RGUs, as well as a leading provider of mobile telephony and OTT video services in the Province of Québec. Its cable network is the largest broadband network in the Province of Québec covering approximately 81% of the Province of Québec’s estimated 3.8 million premises. The deployment of its LTE-A and 5G wireless networks and its enhanced offering of mobile communication services for residential and business customers will allow Quebecor Media to further consolidate its position as a provider of integrated telecommunication services as well as an entertainment and content leader. Its products and services are supported by the latest coaxial, fibre-optic and wireless technologies. Through roaming agreements with hundreds of domestic and international network operators, its customers benefit from extensive coverage in Canada and throughout the world.

Quebecor Media owns a 100% voting and 100% equity interest in Videotron.

Products and Services

Quebecor Media currently offers to its customers wireline services, mobile telephony services, OTT video services, and business telecommunications services.

Wireline Services

Quebecor Media’s coaxial and fibre-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by its customers have presented Quebecor Media with significant opportunities to expand its sources of revenue. Quebecor Media currently offers a variety of advanced products and services, including Internet access, digital multiplatform television, wireline telephony and selected interactive services.

●	Helix Services. Quebecor Media’s IPTV service, Helix, is based on the Comcast Xfinity X1 platform and is built around voice-controlled assistant technology. Helix offers a smarter and more powerful Wi-Fi coverage, an enhanced TV experience through IP technology, seamless integration of Web content platforms and home automation features. Quebecor Media has also launched two mobile apps for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere.
●	Internet Access. Leveraging its advanced cable infrastructure, Quebecor Media offers Internet access to its customers primarily via cable modems. Quebecor Media provides this service at download speeds of up to 400 Mbps to more than 96% of its homes passed. As of December 31, 2021, Quebecor Media had 1,840,800 Internet access customers, representing 60.4% of its total homes passed. Based on internal estimates, Quebecor Media is the largest provider of Internet access services in the areas it serves with an estimated market share of 47.2% as of December 31, 2021.
●	Television. Quebecor Media currently has installed headend equipment connected to a unified fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital gateway in the customer’s home and premises. In accordance with CRTC regulations, Quebecor Media offers a basic package including basic television channels, access to VOD and an interactive programming guide. Furthermore, most of its custom packages include the basic package and audio channels providing digital-quality music. Quebecor Media was the first to extend its digital television offering allowing customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2021, Quebecor Media had 1,418,600 customers for its digital television service, representing 46.5% of its total homes passed.
●	Video-On-Demand. VOD service enables Quebecor Media’s customers to rent content from a library of series, movies, documentaries and other programming through their digital gateway, computer, tablet or mobile phone. Its customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television or mobile app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico and Helix catalogs, including Club illico and Vrai contents, as well as third party catalogs such as Netflix, YouTube, and Amazon Prime (provided customers have a subscription with such service and depending upon which application is used), including VOD titles, live television broadcasts or recorded shows, and allow customers to transfer it directly and seamlessly from their mobile devices to their television.
●	Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows Quebecor Media’s customers to order live events, such as sports events, and comedy shows based on a pre-determined schedule. In addition, Quebecor Media offers pay television channels on a subscription basis that allow its customers to access and watch movies available on the linear pay television channels.
●	Wireline Telephony. Quebecor Media offers wireline telephony service to its residential customers using VoIP technology. As of December 31, 2021, Quebecor Media had 824,900 subscribers to its wireline telephony service, representing a penetration rate of 27.1% of its homes passed.

Club illico

Quebecor Media’s subscription-based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, etc.). In its efforts to offer original content to its customers, Club illico funds the production of series, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 674 million viewings since its launch in 2013, making it a key player in the Québec on-demand video entertainment landscape. Club illico is also accessible through a mobile application. As of December 31, 2021, the Club illico service had 460,600 subscribers.

Vrai

In August 2021, Quebecor Media launched Vrai its new subscription-based OTT entertainment service offering all-French, on-demand content, including lifestyle, comedy, reality, food, travel documentary and social issue programming, as well as more than 40 first-run exclusive original Québec productions. The content of Vrai is also available via the Helix and QUB apps. As of December 31, 2021, the new Vrai platform was accessed by 42,800 subscribers.

Mobile Services

Videotron is a key player in the Province of Québec in delivering a range of innovative wireless network technologies and services. Quebecor Media’s wireless services are offered under the Videotron and Fizz brands and provide consumers and businesses with the latest wireless devices, services, and applications including: mobile high-speed Internet access; wireless voice and enhanced voice features; device protection; in-store expert advice; text messaging; e-mail; global voice and data roaming; and advanced wireless solutions for businesses.

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

Videotron has a total of 130 MHz of mobile spectrum in most regions of Québec and 90 MHz in the Ottawa area, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz and 2500 MHz bands. In July 2021, Videotron acquired 294 blocks of spectrum in the 3500 MHz band across the country, more than half of which is concentrated in southern and eastern Ontario, Manitoba, Alberta and British Columbia. During 2020 and 2021, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years.

As of December 31, 2021, most households and businesses within Quebecor Media’s cable footprint had access to its advanced mobile services. As of December 31, 2021, there were 1,601,900 lines activated on its wireless network, representing a year-over-year increase of 120,800 lines (8.2%).

Business Telecommunications Services

Videotron Business is a premier full-service telecommunications provider servicing small, medium and large sized businesses, as well as telecommunications carriers. In recent years, Videotron has significantly grown its customer base and has become a leader in the Province of Québec’s business telecommunications segment. Products and services include mobile telephony, Internet access, telephony and television solutions, as well as fibre connectivity, private network connectivity, Wi-Fi, managed services and security solutions. The depth of Quebecor Media’s service offering enables Videotron Business to meet the growing demand from business customers.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in the business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE-A and 5G wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes Quebecor Media’s customer statistics for its suite of advanced products and services:

	As of December 31,
	2021	2020	2019	2018	2017

	(in thousands of customers)

Revenue-generating units (RGUs)	6,189.6	6,147.9	6,076.2	5,990.3	5,881.1
Mobile Telephony
Mobile telephony lines	1,601.9	1,481.1	1,330.5	1,153.8	1,024.0
Internet
Internet customers	1,840.8	1,796.8	1,727.3	1,704.5	1,666.5
Penetration(1)	60.4%	60.0%	58.6%	58.6%	58.0%
Television
Television customers	1,418.6	1,475.6	1,531.8	1,597.3	1,640.5
Penetration(1)	46.5%	49.3%	51.9%	54.9%	57.1%
Wireline Telephony
Wireline telephony lines	824.9	924.7	1,027.3	1,113.9	1,188.5
Penetration(1)	27.1%	30.9%	34.8%	38.3%	41.4%
OTT
Over-the-top video customers	503.4	469.7	459.3	420.8	361.6
Homes passed(2)	3,048.8	2,994.7	2,950.1	2,907.9	2,873.7
(1)	Represents customers (or telephony lines) as a percentage of total homes passed.
(2)

Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by Quebecor Media’s wireline distribution network in a given cable system service area in which the programming services are offered.

Pricing of the Corporation’s Products and Services

Quebecor Media’s revenues are mainly derived from the monthly fees its customers pay for television services, Internet access and mobile and wireline telephony services, as well as OTT television services. The rates Quebecor Media charges vary based on the market served and the level of service selected. Rates are adjusted regularly. Quebecor Media also offers discounts to its customers who subscribe to more than one of its services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2021, the average monthly invoice on recurring subscription fees per residential customer was $111.48 (representing a 6.1% year-over-year decrease) and approximately 71% of its Videotron-branded residential customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for rental of equipment, such as gateways or Wi-Fi routers, can be charged depending on the promotional offer.

Quebecor Media’s Network Technology

Wireline Services

As of December 31, 2021, Quebecor Media’s cable network consisted of fibre-optic cable and coaxial cable, covering approximately 3.0 million homes and serving approximately 2.6 million customers in the Province of Québec. Its network is the largest broadband network in the Province of Québec covering approximately 81% of premises. Its extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Quebecor Media’s cable network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes, gateways and modems.

Quebecor Media has adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for its network. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, Quebecor Media delivers its signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Quebecor Media builds its network by implementing cells of 125 homes. As a result of the modernization of its network, Quebecor Media’s network design now provides for average cells of 159 homes throughout its footprint. To allow for this configuration, over the years, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided Quebecor Media with significant flexibility to offer customized programming to individual cells.

Starting in 2008, and until year end 2019, an extensive network modernization effort took place in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This modernization implied an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extended the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative resulted in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (there is much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow Quebecor Media to provide a great service offering of standard definition, HD and UHD video, as well as complete voice and Internet services.

Videotron currently uses the latest CableLabs DOCSIS 3.1 standard on its network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which Videotron is a member. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum (increased Mbps/MHz). DOCSIS 4.0 specifications have been made available and this technology will potentially deliver speeds of up to 10 Gbps for downloads and up to 6 Gbps for uploads.

Quebecor Media’s strategy of maintaining a leadership position in respect of the suite of products and services that Quebecor Media offers and launching new products and services requires investments in its network to support growth in its customer base and increases in bandwidth requirements. 88% of its network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of its network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investments in Quebecor Media’s network will be required.

Fibre-optic technology has been used extensively in Quebecor Media’s network as part of its HFC architecture. Quebecor Media currently delivers its signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Based on an already fibre-deep network, the growing demand for transmission speed and capacity, and the rapid price erosion of fibre optic-based distribution technology, Quebecor Media is exploring a Fibre to the home (“FTTH”) solution for its residential customers.

This FTTH solution uses the Passive Optical Network (“PON”) fibre-optic telecommunications technology for delivering high speed/high capacity broadband access to customers. Its architecture is based on a point-to-multipoint topology, in which a single optical fibre serves multiple endpoints by using unpowered (passive) fibre-optic splitters to divide the fibre bandwidth among multiple terminals. More precisely, Quebecor Media is exploring the use of the IEEE Ethernet PON (“EPON”) version with capabilities evolving from 10Gbps to many tens of Gbps.

EPON takes also advantage of DOCSIS Provisioning of Ethernet Passive Optical Network, or DPoE. DPoE is a set of Cable Television Laboratory specifications that implement the DOCSIS Operations Administration Maintenance and Provisioning functionality on existing EPON equipment. It makes the EPON look and act like a DOCSIS platform, facilitating the migration of existing services.

Quebecor Media’s FTTH deployment will be progressive. Expansion (greenfield) deployment for new constructions or territories will be mostly FTTH while existing areas will be migrated based on capacity requirements.

Mobile Services

As of December 31, 2021, Quebecor Media’s shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of its potential clients to have access to the latest mobile services. Almost all of its towers and transmission equipment are linked through its fibre-optic network using a multiple label switching – or MPLS – protocol. Quebecor Media plans to continue developing and enhancing its mobile technological offering by densifying network coverage and increasing download speeds. Quebecor Media’s network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Quebecor Media’s strategy in the coming years is to build on its position as a telecommunication leader with its mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A, 5G and heterogeneous networks are being deployed.

On December 13, 2019, following an exhaustive request for proposal process, Quebecor Media selected Samsung as its LTE-A and 5G network equipment provider. During 2020 and 2021, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years.

In parallel, Quebecor Media maintained its High Speed Packet Access + (“HSPA+”) network throughout the Province of Québec and over the Greater Ottawa Area. Quebecor Media’s HSPA+ customers continue to migrate to next generation networks.

Marketing and Customer Care

Quebecor Media’s long term marketing objective is to increase its cash flow through deeper market penetration of its services, development of new services and revenue and operating margin growth per customer. Quebecor Media believes that customers will come to view their cable and IP connection as the best distribution channel to their home for a multitude of services. To achieve this objective, Quebecor Media is pursuing the following strategies:

●	develop attractive bundle offers to encourage its customers to subscribe to two or more products, which increases average billing per unit – or ABPU – customer retention and operating margins;
●	continue to rapidly deploy advanced products on all its services – mobile and wireline telephony, Internet access, television and OTT television – to maintain and increase Quebecor Media’s leadership and consequently, to gain additional market share;
●	design product offers that provide greater opportunities for customer entertainment and information;
●	deploy strong retention strategies aiming to maintain its existing customer base and to maintain Quebecor Media’s ARPU;
●	develop targeted marketing programs to attract former customers, households that have never subscribed to certain of its services and customers of alternative or competitive services as well as target specific market segments;
●	enhance the relationship between customer service representatives and its customers by training and motivating customer service representatives to promote advanced products and services;
●	leverage the retail presence of its Videotron-branded stores and kiosks, third-party commercial retailers, and authorized distributors;
●	maintain and promote its leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to its existing and future customers;
●	introduce new value added packages of products and services, which Quebecor Media believes will increase ARPU and improve customer retention;
●	leverage its business market, using its network and expertise with its commercial customer base, to offer additional bundled services to its customers; and
●	develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviours.

Quebecor Media continues to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by its customers, Quebecor Media uses integrated marketing techniques, including door-to-door solicitation, telemarketing, drive-to-store, media advertising, e-marketing, Short Message Service (SMS) and direct mail solicitation. Those initiatives are also strongly supported by business intelligence and artificial intelligence tools such as predictive churn models.

Maximizing customer satisfaction is a key element of Quebecor Media’s business strategy. In support of its commitment to customer satisfaction, Quebecor Media continues to provide a 24-hour customer service hotline seven days a week, in addition to its web-based customer service capabilities. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Quebecor Media’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. Quebecor Media utilizes surveys, focus groups and other research tools to assist Quebecor Media in its marketing efforts and anticipate customer needs. To increase customer loyalty, Quebecor Media also leverages strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding its value proposition to its customers.

Programming

Quebecor Media believes that offering a wide variety of programming is an important factor in influencing a customer’s decision to subscribe to, and retain, its wireline services. Quebecor Media devotes resources to obtaining access to a wide range of programming that Quebecor Media believes will appeal to both existing and potential customers. Quebecor Media relies on extensive market research, customer demographics and local programming preferences to determine its channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, Quebecor Media is limited in its ability to provide such programming to its customers. Quebecor Media obtains basic and premium programming from a number of suppliers, including all major Canadian media groups.

Quebecor Media’s programming contracts generally provide for a fixed term of up to five years and are subject to negotiated renewal. Programming tends to be made available to Quebecor Media for a flat fee per customer. Quebecor Media’s overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

Competition

Quebecor Media operates in a competitive business environment in the areas of price, product and service offerings and service reliability. Quebecor Media competes with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators are now offering wireless and fixed wireless Internet services and Quebecor Media’s VoIP telephony service is also competing with Internet-based solutions.

●	Providers of Other Entertainment. Television service providers face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video, Disney+ and Apple TV+, Blu-ray players and video games. The extent to which a television service is competitive depends in significant part upon the television service provider’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. Club illico, Quebecor Media’s subscription-based OTT platform offering a rich and varied selection of unlimited on-demand content, allows Quebecor Media to reduce the effect of competition from alternative delivery sources, as well as to reduce churn, and is a market differentiating factor for customers seeking additional content and home entertainment. Vrai, Quebecor Media’s new platform offering unlimited access to lifestyle content, including a host of original French-language productions and exclusive series, will also help Quebecor Media compete with other OTT content providers, as will QUB, where users can access all of Quebecor’s entertainment content in one place, live or on demand.
●	DSL. DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decrease with the distance between the DSL modem and the line card.
●	FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is typically provided by the DSL technology. FTTH brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself.

●	Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for Quebecor Media’s Internet access services, this model could adversely impact the demand for its television services.
●	VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. ILECs have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL are significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). ILECs have already replaced many of their main feeds with fibre-optic cable and are positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 offers significant opportunities for services and increase its competitive threat.
●	Direct Broadcast Satellite. DBS is also a competitor to Quebecor Media’s television services. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of Quebecor Media’s television services and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.
●	Mobile Telephony Services. With its mobile network, Quebecor Media competes against a mix of participants, some of them being active in some or all the products Quebecor Media offers, while others only offer mobile services in Quebecor Media’s market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard. These incumbents are currently upgrading their networks and have launched 5G mobile services in certain geographic areas.
●	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi dwelling units, such as condominiums, apartment complexes, and private residential communities.
●	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as MMDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.
●	Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to Quebecor Media’s television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).
●	Telephony Service. Quebecor Media’s wireline telephony service competes against ILECs and other telephony service providers, VoIP telephony service providers and mobile telephony service providers.
●	Third Party Internet Service Providers. In the Internet access business, cable operators compete against third party ISPs offering residential and commercial Internet access, as well as VoIP and video distribution services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

●	Business Telecommunications Services. Videotron Business competes against ILECs, resellers, OTT solution providers (mostly in VoIP solutions), managed service providers and IT solution providers.

Media

The Corporation’s Media segment is dedicated to entertainment and news media which includes the operations of TVA Group, MediaQMI, Quebecor Media Out-of-Home, Quebecor Media Network, Quebecor Media Printing and NumériQ. Its Media segment has activities in broadcasting, film production and audiovisual services, production and distribution of television content, magazine publishing, newspaper publishing and other media related operations.

Quebecor Media owns 68.37% of the equity interest and controls 99.97% of the voting power in TVA Group. Quebecor Media also owns 100% of the voting and equity interests of MediaQMI, Quebecor Media Network, Quebecor Media Printing and NumériQ.

Products and Services

Broadcasting

Through TVA Group, Quebecor Media operates the largest French-language private television network in North America. TVA Group is the sole owner of six of the ten television stations composing Réseau TVA (“TVA Network”) and a portfolio of specialty channels, namely LCN, TVA Sports, addikTV, Prise 2, YOOPA, CASA, MOI ET CIE, Évasion and Zeste. Its specialty channels all have a digital presence, namely through www.qub.ca/TVAPLUS, www.tvanouvelles.ca and www.tvasports.ca which are the three most visited websites of TVA Group. TVA Group also holds interests in two TVA Network affiliates. In addition to linear television, the TVA Network and some specialty channels broadcast on-demand and stream content through their multiplatform applications. Through various subsidiaries and divisions, TVA Group also provides commercial production services.

According to data published by Numeris (which is based on a measurement methodology using audiometry), Quebecor Media had a 39.9% market share of French-speaking viewers in the Province of Québec for the period from January 1, 2021 through December 31, 2021, compared to 40.4% for the same period from the previous year.

For the period from January 1, 2021, through December 31, 2021, according to Numeris data, the TVA Network remained in the lead with a 24.1% market share, more than the combined market share of its two main over-the-air competitors. Les beaux malaises 2.0 and the new show, Chanteurs masqués, the Quebec version of The Masked Singer, which drew average audiences of nearly 1.7 million viewers each, as well as programs such as Star Académie and Révolution, with more than 1.4 million viewers each, played a major role in TVA Network’s success. The TVA Network is included in the basic channel line-up of most broadcasting distribution undertakings (“BDUs”) across Canada, thus enabling it to reach a significant portion of the French-speaking population of Canada outside the Province of Québec.

Canadian Television Industry Overview

Canada has a well-developed television market that provides viewers with a range of viewing alternatives. The television market has been affected by audience fragmentation across the various content delivery platforms, including the Internet and VOD, as well as the arrival of a large number of specialized services.

There are three main French-language broadcast networks in the Province of Québec: Société Radio-Canada, Noovo and TVA Network. In addition to French-language programming, there are three English-language national broadcast networks in the Province of Québec: the Global Television Network, CTV and the Canadian Broadcasting Corporation, known as CBC. Global Television Network, Noovo and CTV are privately held and are commercial networks. CBC and Société Radio-Canada are government owned and financed by a combination of federal government grants and advertising revenues. French-laJnguage viewers in the Province of Québec also have access to certain U.S. networks. In the area of specialty television broadcasting in the Province of Québec, Quebecor Media’s main competitors are Société Radio-Canada, Bell Media and Corus.

The following table sets forth the market share of French speaking viewers in the Province of Québec as of December 31, 2021:

Share of Province
Network	of Québec Television
French-language conventional broadcasters:
TVA Network	24.1%
Société Radio-Canada	14.7%
Noovo	6.1%
TOTAL	44.9%

French-language specialty and pay services:
TVA Group’s French-language specialty TV	15.8%
Bell Media	12.6%
Corus	5.4%
Société Radio-Canada	5.7%
Others	4.8%
TOTAL	44.3%

Total English-language channels and others:	10.8%

TVA Group Total Share	39.9%

Source: Numeris – French Québec, January 1 to December 31, 2021, Mon-Sun, 2:00 – 2:00, All 2+

TVA Network

TVA Network is Quebecor Media’s French-language network consisting of ten stations, of which six are owned and four are affiliated stations. TVA Network is available to a significant portion of the French speaking population in Canada.

TVA Group’s owned and operated stations include: CFTM-TV in Montréal, CFCM-TV in Québec City, CHLT-TV in Sherbrooke, CHEM-TV in Trois-Rivières, CFER-TV in Rimouski, Matane, Sept-Iles and CJPM-TV in Saguenay/Lac-St-Jean. Its four affiliated stations are CFEM-TV in Rouyn, CHOT-TV in Gatineau, CHAU-TV in Carleton and CIMT-TV in Rivière-du-Loup. TVA Group owns a 45% interest of the latter two. A substantial portion of TVA Network’s broadcast schedule is originated from TVA Group’s main station in Montréal. Its signal is transmitted from transmission and retransmission sites authorized by ISED and licensed by the CRTC and is also retransmitted by satellite elsewhere in Canada as a distant signal by various modes of authorized distribution: cable, direct-to-home satellite distribution and wireless MMDS.

In 2016, Quebecor Media launched the revamped www.tva.ca website and the TVA mobile app, which give users free access to TVA Network programs and certain content from the speciality channels in high definition, live or on demand. The website and app also offer a number of other functionalities, including the possibility to catch up on shows, watch exclusive original content, resume viewing on a different screen and personalize user’s experience. In November 2020, the app and website were relaunched under the name TVA+ (www.qub.ca/TVAPLUS). The new ad-supported service expanded its offer to include complete seasons of past and current shows.

Television Specialty Broadcasting

TVA Group owns the following nine specialty services: LCN, a French-language all news service, TVA Sports, a French-language specialty television service devoted to sports, addikTV, a French-language specialty television service dedicated to the presentation of popular Canadian and American movies and television series, Prise 2, a French-language specialty television service devoted to the Province of Québec and American television classics, MOI ET CIE, a French-language specialty television service featuring poignant docu-reality and dramatic series, CASA, a French-language specialty television service devoted to real estate, renovation, decoration and cooking, YOOPA, a French-language specialty television service aimed exclusively at kids, preschoolers and their families, Évasion, a French-language travel and tourism service and Zeste, a French-language service which brings together daily cooking and recipes, culinary competitions, epicurean adventures around the world and gastronomic discoveries. addikTV, Prise 2, CASA, MOI ET CIE, YOOPA, Évasion and Zeste each have their own dedicated section within the TVA+ website and app. Zeste also has a dedicated website offering recipes as well as culinary tips, while TVA Sports and TVA Nouvelles have their own dedicated websites and mobile apps. In 2019, Quebecor Media launched the TVA Sports Direct platform which gives users access to content in high definition from TVA Sports, live or on demand, by paying a subscription fee.

On November 26, 2013, Quebecor Media announced an agreement with Rogers and the NHL whereby TVA Sports became the NHL’s official French-language broadcaster in Canada. The 12-year agreement began with the 2014-15 season. Among other things, TVA Sports obtained broadcast rights to 22 Montréal Canadiens regular season games, exclusive French-language broadcast rights to all playoff games (including those involving the Montréal Canadiens) and the Stanley Cup final, as well as broadcast rights to all national games involving Canadian teams and up to 160 games between American NHL teams, and a number of NHL special events, including the All-Star Game and the draft.

On January 10, 2017, TVA Sports became the exclusive broadcaster of the Club de Foot Montréal games in French, as well as an official broadcaster of MLS for the next five years. In 2018, the agreement with MLS was extended by one additional year until 2022.

TVA Sports thus broadcasts all Club de Foot Montréal regular season and playoff games. As an official broadcaster of MLS, TVA Sports also presents the MLS All-Star Game, along with the MLS Cup Playoffs and the MLS Cup final.

Advertising Sales and Revenues

Quebecor Media derives a majority of its broadcasting revenues from the sale of integrated and diversified advertising services. For the twelve-month period ended December 31, 2021, TVA Network and the speciality channels derived approximately 38% of their revenues from advertising.

Programming

Quebecor Media produces a variety of French-language programming, including a broad selection of entertainment, sports, news and public affairs programming. Quebecor Media actively promotes its programming and seeks to develop viewer loyalty by offering a consistent programming schedule.

A part of its programming is produced by TVA Group’s wholly-owned subsidiaries, TVA Productions Inc. and TVA Productions II Inc. (collectively, “TVA Productions”). Through TVA Productions, Quebecor Media produced 1,169 hours of original programming in 2021, consisting primarily of variety and magazine-style shows, galas and quiz shows.

Furthermore, TVA Sports produced 2,670 hours of original programming in 2021. The remainder of Quebecor Media’s programming is comprised of foreign and Canadian independently produced programming.

Film Production & Audiovisual Services Business Operations

The film production and audiovisual services business of TVA Group includes soundstage, mobile and equipment rental services, postproduction services, virtual production services, expertise in visual effects services, dubbing and described video services, asset management and distribution services and proprietary online transaction and distribution platforms for VOD and digital cinema (DCI) and, in addition, property rights on technologies being used for digital image restoration and for 2D conversion into 3D stereoscopic images. Quebecor Media’s film production and audiovisual services business’ software, GeneSys™, uses advanced algorithms for 2D to 3D contents conversion for the large screen and television.

In October 2020, Quebecor Media launched a new virtual stage with a LED wall. This virtual stage is an integrated production platform that equips it to offer a complete virtual production solution.

As part of its assets, Quebecor Media’s film production and audiovisual services business includes movie and television soundstages of approximately 212,000 square feet in Montréal and St-Hubert, Québec, which have cutting-edge equipment, including Canada’s most up-to-date pool of cameras, lighting and specialized equipment. The facilities are used for both local and foreign film and television productions, including American blockbusters.

In July 2021, Quebecor Media announced the construction of a new soundstage facility, which will add 160,000 square feet to its capacity and strengthen its position on the market for foreign blockbusters and series. This project is scheduled for delivery in spring 2023.

This sector’s main sources of revenue are film soundstage, mobile and equipment rental, and dubbing and described video services. In 2021, soundstage, mobile and equipment rental services account for 50% of the sector’s total revenues, 52% of which come from international clients. Dubbing and described video services account for 19% of the sector’s total revenues.

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

The production and distribution services business of TVA Group produces and distributes television shows, movies and television series for the world market, especially in English-language markets. This business produces mainly thrillers. In 2021, activities related to the distribution of films produced by the business accounted for 78.8% of the sector’s operating revenues, 92% of which come from international distribution.

The level of activity for this sector is cyclical in nature and dependent on demand for content from global broadcasters and the related delivery schedules.

Magazine Publishing

TVA Publications Inc. (“TVA Publications”), a wholly-owned subsidiary of TVA Group, publishes more than 50 French and English-language titles in various fields including show business, television, fashion and beauty, food, travel and lifestyle. It also markets digital products associated with the different magazine brands. According to the Vividata Study, with more than 3.4 million readers across all platforms for its French-language titles, TVA Group is the top publisher of French-language magazines in Québec and a leader in the Canadian magazine publishing industry with 7.2 million cross-platform readers. Quebecor Media’s objective is to leverage its magazines, focus on culture, lifestyle and entertainment across its television and Internet programming.

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

Newspaper Publishing

Newspaper Operations

Quebecor Media operates its newspaper business, namely Le Journal de Montréal, Le Journal de Québec and the 24 Heures Montréal, through MediaQMI. Its daily newspapers disseminate information in traditional printed ways and through daily urban newspaper web sites, namely www.journaldemontreal.com and www.journaldequebec.com.

Le Journal de Montréal and Le Journal de Québec are tabloids. They are mass circulation newspapers that provide succinct and complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections.

According to corporate figures, the aggregate circulation of the Corporation’s Media segment’s paid and free newspapers as of December 31, 2021 was approximately 1.4 million copies per week in print and electronic formats.

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

The following table lists the respective average readership in 2021 for Le Journal de Montréal and Le Journal de Québec as well as their market position versus other paid daily newspapers by weekly readership during that period, based on information provided in the Vividata Study:

	2021 AVERAGE READERSHIP			MARKET POSITION
NEWSPAPER	SATURDAY	SUNDAY	MON-FRI	BY READERSHIP (1)
Le Journal de Montréal	1,749,000	1,477,000	1,201,000	1st
Le Journal de Québec	979,000	764,000	593,000	1st

Total Average Readership	2,728,000	2,241,000	1,794,000
(1)	Based on the Vividata Study.

The following table lists the respective average daily paid circulation in 2021 for Le Journal de Montréal and Le Journal de Québec:

	2021 AVERAGE PAID CIRCULATION
	SATURDAY	SUNDAY	MON-FRI
Le Journal de Montréal	145,800	120,200	125,000
Le Journal de Québec	72,200	67,300	65,900
Total Average Paid Circulation	218,000	187,500	190,900

Source: Internal Statistics

Quebecor Media has been publishing one free daily commuter publication in the Montréal urban market: the 24 Heures Montréal. The editorial content of this free daily commuter publication has focused on the greater metropolitan area of Montréal.

On February 4, 2021, Quebecor Media announced a major repositioning, new editorial mission and new identity geared to younger readers of the 24 Heures Montréal. The content has expanded to include topical new subject areas. Quebecor Media also announced a digital shift to www.24heures.ca. One weekly print edition will be published and will remain free.

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

Advertising, Circulation and Digital Revenues

Advertising revenue is the largest source of revenue for Quebecor Media’s newspaper operations, representing 43.5% of its newspaper operations’ total revenues in 2021. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media.

The principal categories of advertising revenues in its newspaper operations are retail and national advertising. Most of its retail advertisers are car dealers, department stores, electronics stores and furniture stores.

Circulation sales are its newspaper operations’ second-largest source of revenue and represented 37% of total revenues of Quebecor Media’s newspaper operations in 2021.

Digital revenues represented 16% of total revenues for Quebecor Media’s newspaper operations in 2021. Digital revenues are generated from advertising on its websites and digital subscriptions to the e-editions of its newspapers. Revenues from digital products represent a potential growth opportunity for its newspaper operations.

Seasonality and Cyclicality

Quebecor Media’s newspaper operations’ operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall.

Quebecor Media’s newspaper business is cyclical in nature. Its operating results are sensitive to prevailing local, regional and national economic conditions because of its dependence on advertising sales for a substantial portion of its revenue.

Other Operations

Commercial Printing

Through its wholly-owned subsidiary Quebecor Media Printing, Quebecor Media operates a printing facility located in Mirabel, Québec, where Le Journal de Montréal and the 24 Heures Montréal are printed.

Quebecor Media also offers third party commercial printing services, which provide it with an additional source of revenue that leverages existing equipment with excess capacity. In its third party commercial printing operations, Quebecor Media competes with other newspaper publishing companies as well as commercial printers. Its competitive strengths in this area include its modern equipment, and its ability to price projects on a variable cost basis, as its core newspaper business covers overhead expenses.

Distribution of periodicals in Québec

Through Messageries Dynamiques, a division of Quebecor Media Network, Quebecor Media delivers magazines and newspapers to dealers through a network that serves nearly 6,500 points of sale. Its home delivery service brings many Québec and Canadian dailies, including Le Journal de Montréal and Le Journal de Québec, to more than 172,700 homes every day.

Out-of-Home Advertising

Quebecor Media is involved in out-of-home advertising through the installation, maintenance and management of out-of-home advertisement, including on transit and bus shelters. In relation thereto, Quebecor Media entered into a 10-year agreement with Société de transport de Lévis, a 20-year agreement with Société de transport de Laval, a 20-year agreement with Société de transport de Montréal (STM), a 10-year agreement with Société de transport de Sherbrooke (STS), and a 10-year agreement with Réseau de transport de Longueuil (RTL).

Production of Digital Content

In 2018, Quebecor Media created NumériQ, an entity that brings together the digital content and strategy production assets harnessed to create digital platforms and content for its various platforms.

NumériQ also operates a number of other digital brands, including Le Guide de l’auto, Le sac de chips, Pèse sur Start, Silo 57 and 24heures.ca. Moreover, QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts, was launched by NumériQ in October 2018.

NumériQ designs, develops and operates the apps and websites of the Corporation’s Media segment. Quebecor’s apps and websites reach 6.8 million unique visitors per month in Canada.

On May 4, 2020, Quebecor Media launched QUB musique, the first streaming platform designed and produced in Québec. Accessible via a mobile application and on the web, QUB musique offers a catalogue of over 75 million songs available on demand, as well as hundreds of playlists created by local curators. Still in its ramp-up phase, QUB musique is upgraded continually by new features and is now also available in beta mode on Videotron’s new Helix platform. Competition in the music streaming industry is fierce as there are many international players available in the Canadian market for consumers to choose from. QUB musique differentiates itself by offering a unique showcase for Québec talent.

All of Quebecor Media’s digital content is now available on QUB, its new platform launched on September 15, 2021. QUB offers users all of its news and entertainment brand content together in one place. Available on the web or a mobile app, QUB hosts Quebecor Media’s news, video, music and radio content in a feed customizable according to user interest, and generates personalized suggestions of articles, video and audio clips, music playlists and podcast from more than 50 Quebecor sources and media outlets.

Sports and Entertainment

Products and Services

Quebecor Media’s activities in the Sports and Entertainment segment consist primarily of the production, promotion and management of live shows and of various sporting, cultural and corporate events, the operation of two QMJHL teams, the operation and management of the Videotron Centre, as well as book distribution and publishing and music distribution and production.

Videotron Centre

The Videotron Centre is an arena located in Québec City that has 18,400 seats and is home to the Remparts de Québec as well as the host of a variety of events and shows featuring local and international artists. Through a 25-year agreement entered into with Québec City, Quebecor Media was granted both the management and naming rights through 2040. Quebecor Media leases the Videotron Centre and generates revenues through the sale of advertisement and sponsorship opportunities as well as through the sale of food and beverages during the events and shows.

AEG Presents and ASM Global, both composing AEG Worldwide, support the Sports and Entertainment segment in the operations of the Videotron Centre through an 8-year strategic partnership entered into in 2015. Quebecor Media has also entered into strategic partnerships for the operation of the Videotron Centre with Live Nation Entertainment, involving two of its principal divisions, namely Live Nation Canada, the global market leader in concert production and promotion, and Ticketmaster, its ticketing service operating in the Province of Québec under the name “Admission”. Finally, Quebecor Media has entered into strategic partnerships with Levy Restaurants, with an emphasis on building a world class culinary experience in the Videotron Centre through a local food and beverage program, Labatt Breweries of Canada as the Videotron Centre’s official beer supplier and Alex Coulombe ltée (the local Pepsi Co distributor) as the Videotron Centre’s official supplier of soft drinks, sparkling water and isotonic sports drinks.

On September 12, 2021, the Videotron Centre completed its sixth full year of operation. During the year 2021, the Videotron Centre was forced to cease its activities due to the COVID-19 pandemic and restrictions imposed by the Québec government to limit the spread of the virus. Due to COVID-19 restrictions, in effect most of the calendar year 2021, very few events took place.

On July 2, 2021, the Videotron Center was allowed by public health guidelines to re-open, albeit not at full capacity, to broadcast live games of the 2021 Stanley Cup final to up to 3,500 spectators. As of October 8, 2021, following the Québec government’s relaxation of health rules for certain activities, the Videotron Center was able to welcome spectators at full capacity so long as they were adequately vaccinated, seated for the event, and wearing a mask. On December 17, 2021, the Quebec government announced temporary closure of all venues throughout Quebec, in effect until late January 2022. There are already several events planned for 2022.

Théâtre Le Capitole de Québec

In 2020, Quebecor Media announced the acquisition of the Théâtre Capitole in the heart of Québec City’s entertainment district. The theater is well known in Québec and is one of the busiest in the region with over 175 events per year. Due to COVID-19 restrictions, Quebecor Media was not able to start operations in 2020 as planned. Quebecor Media was however able to operate with certain restrictions a large portion of 2021, until it was again shut down on December 17, 2021.

Cabaret du Casino de Montréal

On October 6, 2021, Quebecor Media announced that it was becoming the new manager of Cabaret du Casino de Montréal’s multipurpose hall. The Casino de Montréal is the largest casino in Canada and the first venue in Québec to be equipped with 3D audio, creating an unforgettable surround sound experience. Quebecor Media plans to position the venue as one of the city’s premier performance spaces. Shows began on October 27, 2021. However, it was shut down temporarily on December 17, 2021 due to COVID-19 restrictions.

QMJHL Hockey Teams

Quebecor Media owns two QMJHL franchises, namely the Armada de Blainville-Boisbriand (73.3%) and Les Remparts de Québec (100%).

Event Production and Management and live-event production

Through Quebecor Media’s wholly-owned Event Management Gestev Inc. (“Gestev”), a sports and cultural events manager, site manager and producer with activities in the Province of Québec and the cities of Ottawa, Toronto and Edmonton, Quebecor Media produces or has produced numerous high-profile events such as the Red Bull Crashed Ice (urban extreme ice skating race), Vélirium (International Mountain Bike Festival and UCI World Cup), the Transat Québec Saint-Malo (transatlantic sailing race), Ski Tour (FIS Cross-Country World Cup), the Jamboree (including the FIS Snowboard and Freestyle Skiing World Cups), PBR Major event (Professional Bull Rider event), FIVB Beach Volley World Finals and the Marathon de Québec (a 3-day running event). Quebecor Media also produces, on an annual basis, approximately 200 corporate, private and public events. It also manages the site of the Baie de Beauport, a beach in Québec City. Many scheduled events were cancelled due to COVID-19 restrictions, including the 2020 and 2021 Quebec City Marathons.

Book Distribution and Publishing

Quebecor Media is also involved in book publishing and distribution through academic publisher CEC Publishing, 18 general literature publishers under the Sogides Group umbrella, and Messageries A.D.P. Inc. (“Messageries ADP”). Through Sogides Group and the academic publisher CEC Publishing, Quebecor Media is involved in French-language book publishing and it forms one of the Province of Québec’s largest book publishing groups. In 2021, Quebecor Media published or reissued a total of 302 titles in paper format and 306 titles in digital format.

As of December 31, 2021, through Messageries ADP, the Corporation’s book distribution company, Quebecor Media was the exclusive distributor of more than 260 Québec and European French-language publishers. It distributes French-language books to approximately 2,500 retail outlets in Canada. In addition, Messageries ADP distributes approximately 11,000 digital books. It is Canada’s largest distributor of French books with more than 61,000 titles available for sale.

Music

With Quebecor Media’s three labels (Musicor, Ste4 and MP3), Quebecor Media produces audio and video recordings as well as shows through Quebecor Media’s “Musicor Spectacles” division. On February 10, 2021, Quebecor Media announced the acquisition of Les Disques Audiogramme inc. (“Audiogram”), a record company that is one of Canada’s best-known French-language labels. Although they are mostly French-speaking, its artists shine not only in Québec but also internationally. With the addition of Audiogram, Quebecor Media is well positioned to showcase the next generation of talented local artists.

Through certain divisions and subsidiaries of Select Music, Quebecor Media offers services in the following areas: music recording, video production and creative licensing, including music for films, advertising and television shows.

During calendar year 2021, Quebecor Media announced and proceeded with the closure of its distribution branches (Distribution Select and Trans Canada).

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

In the subsegment of French-language book publishing, Quebecor Media’s competitors are located in Québec. In certain specific areas, Quebecor Media is in direct competition with certain large French publishers.

The music industry is mainly controlled by three major players (Universal Music, Warner Music and Sony Music) who hold a significant majority of the Canadian market share and who combine production and distribution activities. However, the music market is unique in Québec since its population is mostly French-speaking and, therefore, has its own popular local artists.

Intellectual Property

Quebecor Media uses a number of trademarks for its products and services. Many of these trademarks are registered by Quebecor Media in the appropriate jurisdictions. In addition, Quebecor Media has legal rights in the unregistered marks arising from their use. Quebecor Media has taken affirmative legal steps to protect its trademarks and it believes its trademarks are adequately protected.

Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which Quebecor Media operates, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of its newspapers and websites is similarly protected by copyright. Quebecor Media owns copyright in each of its publications as a whole, and in all individual content items created by its employees in the course of their employment, subject to very limited exceptions. Quebecor Media has entered into licensing agreements with wire services, freelancers and other content suppliers on terms that Quebecor Media believes are sufficient to meet the needs of its publishing operations. Quebecor Media believes it has taken appropriate and reasonable measures to secure, protect and maintain its rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by it.

Quebecor Media has registered a number of domain names under which it operates websites associated with its television, publishing and Internet operations. As every Internet domain name is unique, its domain names cannot be registered by other entities as long as its registrations are valid.

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

Environment

Some of Quebecor Media’s operations are subject to Canadian, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern Quebecor Media’s operations.

Compliance with these laws has not had, and management does not expect it to have, a material effect upon Quebecor Media’s capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. Quebecor Media has monitored the changes closely and has modified its practices where necessary or appropriate.

Quebecor Media’s past and current properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect its properties and require further study or remedial measures. As part of its film production and audiovisual services business, Quebecor Media owns certain studios and vacant lots, some of which are located on a former landfill, which produces landfill gas. Where applicable, the landfill gas is managed in accordance with provincial regulations.

Quebecor Media is not currently conducting or planning any material study or remedial measure. Furthermore, it cannot provide assurance that all environmental liabilities have been determined, that any prior owner of its properties did not create a material environmental condition not known to Quebecor Media, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

Quebecor Media is currently working on preventive measures regarding the potential effects of climate change which, through an increase in extreme weather events, may have an effect on its operations, notably by damaging its infrastructure and increasing the stress on its telecommunications network. Quebecor Media is increasing the resiliency of its network by adding network redundancies, modifying or adopting new construction standards and by collaborating with ISED which has identified telecommunications as an essential infrastructure.

C -Organizational Structure

The following chart illustrates the relationship among Quebecor Media and its significant operating subsidiaries and holdings as of March 10, 2022 and indicates the jurisdiction of incorporation of each entity. In each case, unless otherwise indicated, Quebecor Media owns a 100% equity and voting interest in its subsidiaries (where applicable, the number on the top indicates the percentage of voting rights held by Quebecor Media and the number on the bottom indicates the percentage of equity owned directly and indirectly by Quebecor Media).

QUEBECOR INC.
(Québec)
QUEBECOR MEDIA INC.
(Québec)
Telecommunications
Media
Videotron Ltd.
(Québec)
MediaQMI Inc.
(Canada)
Fizz Mobile & Internet Inc.
(Québec)
Quebecor Media Printing (2015) Inc.
(Canada)
Quebecor Media Network Inc.
(Canada)
Sports and Entertainement
99.97%/
68.37%
Event Management Gestev Inc.
(Canada)
TVA Group Inc.
(Québec)
Québecor Sports et divertissement inc.
(Canada)
TVA Publications Inc.
(Canada)
QMI Spectacles Inc.
(Québec)
Mels Studios and Postproduction G.P.
(Québec)
CEC Publishing Inc.
(Québec)
Incendo Media Canada inc.
(Canada)
Sogides Group Inc.
(Canada)

Quebecor, a communications holding company, owns 100% of Quebecor Media. Quebecor’s primary asset is its interest in Quebecor Media.

D -Property, Plants and Equipment

Quebecor Media’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8.

Telecommunications

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, (187,592 square feet) in the same building as Quebecor Media’s head office.

Videotron also owns or leases several buildings in Montréal and in Québec City, as indicated in the following table which presents, for each building, the address, the leased or owned status of the property, the primary use of the main facilities and the approximate square footage. In addition to the buildings indicated in the following table, Videotron owns or leases a significant number of smaller locations for signal reception sites, customer services and business offices.

			Floor Space Occupied
Address	Owned/Leased Property	Use of Property	(approximate sq. ft.)
Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	100,700

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Media

Newspaper and Commercial Printing Operations

The following table presents the addresses, square footage and primary use of the main facilities and other buildings of Quebecor Media’s newspaper and commercial printing operations. No other single property currently used in its newspaper and commercial printing operations exceeds 50,000 square feet. Unless stated otherwise, Quebecor Media owns all of the properties listed below.

		Floor Space Occupied
Address	Use of Property	(sq. ft.)
Mirabel, Québec 12800 Brault Street	Operations building, including printing plant — Le Journal de Montréal 24 Heures (Montréal)	233,000

Vanier, Québec 450 Bechard Avenue	Operations building, including printing plant — Le Journal de Québec	56,900

Broadcasting Operations

The following table presents the address, square footage and primary use of the main property of Quebecor Media’s television broadcasting operations. No other single property currently used in its television broadcasting operations exceeds 50,000 square feet. Quebecor Media owns the property listed below.

		Floor Space Occupied
Address	Use of Property	(sq. ft.)
Montréal, Québec 1600 De Maisonneuve Boulevard East(1)	Television Broadcasting	650,000
(1)	Quebecor Media’s television broadcasting operations are mainly carried out in Montréal at 1600 De Maisonneuve Boulevard East in a complex of four buildings owned by TVA Group Inc. which represents a total of approximately 650,000 square feet. Quebecor Media also owns buildings in Chicoutimi, Trois-Rivières, Rimouski, and Sherbrooke for local broadcasting.

Film Production & Audiovisual Operations

The following table presents the addresses, the square footage and primary use of the main facilities and other buildings of Quebecor Media’s film production and audiovisual services business operations. No other single property currently used in its film production and audiovisual services business operations exceeds 50,000 square feet. Unless stated otherwise, Quebecor Media owns all of the properties listed below.

		Floor Space Occupied
Address	Use of Property	(sq. ft.)
Montréal, Québec 2170, Pierre-Dupuy Avenue and 1701-1777, Carrie-Derick Street	Production studio, office and technical spaces	378,600

St-Hubert, Québec 4801, Leckie Street	Production studio, office and technical spaces	114,000

Sports and Entertainment

Quebecor Media generally leases space for the business offices and warehousing activities for the operation of its Sports and Entertainment segment.

Liens and charges

Borrowings under its senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of its movable property (chattels). Quebecor Media’s subsidiaries’ secured credit facilities are generally secured by first-ranking charges over all of their respective assets (subject to certain permitted encumbrances). TVA Group’s credit facilities are secured by charges on its movable property and an immovable hypothec on its properties located at 1600 de Maisonneuve Boulevard East, 1405, 1425 and 1475 Alexandre-De-Sève Street, 1420 and 1470 de Champlain Street, and 1500 Papineau Avenue, Montréal, Québec.

E -Regulation

Ownership and Control of Canadian Broadcast Undertakings

The Canadian Government has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction to CRTC”), means, among other things, a citizen or a permanent resident of Canada or a qualified corporation. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron and TVA Group are qualified Canadian corporations.

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, Quebecor Media has no visibility as to which recommendations, if any, will be implemented. Following the release of the Review Panel final report, the Government of Canada put forward Bill C-10, an Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which was mainly designed to regulate online broadcasting services. Though Bill C-10 was passed by the House of Commons in June 2021, it was terminated in the Senate upon the dissolution of Parliament in August 2021. On February 2, 2022, the Government of Canada introduced Bill C-11 which proposed to amend the Broadcasting Act in order to include foreign OTT content providers in Canada’s regulatory framework.

Broadcasting License Fees

Programming and BDU licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels (Part I fee). The other fee, also called the Part II license fee, is to be paid on a pro rata basis by all television undertakings and distribution undertakings with licensed activity that respectively exceeds $1,500,000 and $175,000. The total annual amount to be assessed by the CRTC is the lower of: (i) $119,641,717 and (ii) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

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

Videotron operates 60 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron remains with only 8 cable distribution licenses that were renewed on August 2, 2018, in Broadcasting Decision CRTC 2018-269, from September 1, 2018 to August 31, 2024.

In order to conduct its business, Quebecor Media must maintain its broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of its licenses may result in their short-term renewal, suspension, revocation or non-renewal. Quebecor Media has never failed to obtain a license renewal for any cable system.

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

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations promote competition among BDUs and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The Broadcasting Distribution Regulations introduced important new rules, including the following:

●	Competition and Carriage Rules. The Broadcasting Distribution Regulations provide equitable opportunities for all distributors of broadcasting services and prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behaviour on the part of certain distributors. Signal carriage and substitution requirements are imposed on all cable television systems.
●	Contribution to local expression, Canadian programming and community television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming.
●	Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Moreover, the CRTC found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing BDUs to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties.

Rates

Quebecor Media’s revenue related to television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and VOD; and (c) installation and additional outlets charges.

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

The hybrid VOD services benefit from the following incentives:

●	the ability to offer exclusive programming in the same manner as services operating under the DMEO; and
●	the ability to offer their service on a closed BDU network in the same manner as traditional VOD services without the regulatory requirements relating to financial contributions to and shelf space for Canadian programming that would normally be imposed on those traditional VOD services.

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

On July 26, 2012, the CRTC amended the Exemption Order for digital media broadcasting undertakings, Broadcasting Order CRTC 2012-409. These amendments implement determinations made by the CRTC in regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601). As such, the CRTC implemented the following:

●	A “no head start” rule, where the CRTC expects that digital media broadcasting undertakings that intend to provide exclusive access to television programming in a manner that restricts access based on a consumer’s specific mobile or retail Internet access service will provide other digital media broadcasting undertakings with appropriate notice in order to allow these undertakings to exercise their options;
●	A provision to preclude undertakings operating under that exemption order from providing exclusive access to programming designed primarily for conventional television, specialty, pay or VOD services in situations where such access to the programming was restricted on the basis of a consumer’s specific mobile or retail Internet access service;
●	A standstill rule whereby an undertaking that was in a dispute with another undertaking concerning the terms of carriage of programming or any right or obligation under the Broadcasting Act would be required to continue providing or distributing the service that was subject to the dispute on the same terms and conditions that prevailed before the dispute; and
●	A dispute resolution mechanism.

Copyrights Royalties Payment Obligations

Some of Quebecor Media’s affiliates, including Videotron and TVA Group, have an obligation to pay copyright royalties set by Tariffs of the Copyright Board of Canada (the “Copyright Board”). The Copyright Board establishes the royalties to be paid for the use of certain copyright tariff royalties that Canadian broadcasting undertakings, including cable, television and specialty services, pay to copyright societies (being the organization that administers the rights of several copyright owner). Tariffs certified by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

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

The Government of Canada may from time to time make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other purposes. Any such amendments could result in Quebecor Media’s broadcasting undertakings being required to pay additional tariff royalties.

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

TVA Group’s Conditions of License

In Broadcasting Decision CRTC 2017-147, TVA Group obtained a Group-based licenses renewal for its French-language television stations and services. TVA Group is subject to certain conditions of licenses that apply to the following stations and services: the TVA network, CFTM-DT Montréal, CFCM-DT Québec, CFER-DT Rimouski, CHEM-DT Trois-Rivières, CHLT-DT Sherbrooke, CJPM-DT Saguenay, addikTV, MOI ET CIE, Yoopa, Casa and Prise 2 (collectively, “the Group”), among others:

●	The Group shall, in each broadcast year, devote at least 45% of the previous year’s gross revenues of the undertaking to the acquisition of or investment in Canadian programming;
●	The Group shall, in each broadcast year, devote at least 15% of the previous year’s gross revenues of the undertaking to the acquisition of or investment in programs of national interest. At least 75% of these expenditures must be made to an independent production company;

●	TVA network shall broadcast at least six (6) special events per broadcast year reflecting the life of Francophones outside of the Province of Québec;
●	TVA network shall broadcast a weekly 30-minute program on the life of Francophones outside of the Province of Québec;
●	CFTM-DT Montréal shall broadcast at least 25 hours of local programming in each broadcast week and shall broadcast at least 6 hours of locally reflective news in each broadcast week;
●	CFCM-DT Québec shall broadcast at least 18 hours of local programming in each broadcast week, of which at least 5 hours and 30 minutes shall be local news produced in Québec City, including two local newscast on the weekends, at least 3 hours and 30 minutes shall be other programs that focus specifically on the Québec region that may be broadcast on the TVA network and at least 3 hours and 30 minutes shall be locally reflective news in each broadcasting week; and
●	CFER-DT Rimouski, CHEM-DT Trois-Rivières, CHLT-DT Sherbrooke and CJPM-DT Saguenay shall broadcast at least 5 hours of local programming in each broadcast week of which at least 2 hours and 30 minutes of locally reflective news in each broadcast week.

Pursuant to Broadcasting Decision CRTC 2019-6, Zeste and Evasion were added to the Group.

As for LCN and TVA Sports, Quebecor Media requested the renewal of the licenses under the standard conditions for national news services and mainstream sports services, which was granted under Broadcasting Decision CRTC 2017-147.

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

Review of the television and distribution regulatory framework

Many decisions were published in 2015 pursuant to an initiative launched by the CRTC, “Let’s Talk TV: A Conversation with Canadians”, to discuss the future of the television system in Canada. The CRTC has decided, amongst others, to lower exhibition requirements for private television stations and specialty services as of September 2017, to abolish immediately genre exclusivity for specialty services, to create hybrid VOD licenses, to mandate BDUs to offer a reduced basic service at $25 as of March 1, 2016 and to offer all specialty services “à la carte”, as of December 1, 2016.

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

●	BDUs will be allowed to devote part of their local expression contribution to the production of local news on local television stations;
●	DTH BDUs will be allowed to devote part of their contribution to Canadian programming to the production of local news on local television stations; and
●	financial support will be available to independent local television stations (i.e. stations that are not part of large vertically integrated groups) through the creation of the Independent Local News Fund, which will replace the Small Market Local Production Fund. All licensed BDUs will be required to contribute to the new fund.

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

Spectrum Holdings and License Conditions

Quebecor Media’s AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. On February 15, 2018, ISED issued its decision related to the terms of renewal of AWS-1 licenses. Pursuant to this decision, all Quebecor Media’s licenses were renewed on December 23, 2018 for a new 20-year term. The terms of renewal include, among other things, enhanced geographic coverage requirements.

Quebecor Media’s 700 MHz licenses were issued on April 3, 2014, for a term of 20 years. At the end of this term, Quebecor Media will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by ISED following a public consultation.

Quebecor Media’s AWS-3 licenses were issued on April 21, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for its 700 MHz licenses.

Quebecor Media’s 2500 MHz licenses were issued on June 24, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for its 700 MHz and AWS-3 licenses.

On May 27, 2019, Quebecor Media was issued 10 licenses for low frequency spectrum in the 600 MHz band, a band well suited for the deployment of 5G wireless services. These licenses provide for 30 MHz of spectrum coverage in Eastern, Southern and Northern Québec, as well as 10 MHz of coverage in Eastern Ontario and the Outaouais. These licenses have a term of 20 years, with renewal conditions identical to those described above for its 700 MHz, AWS-3 and 2500 MHz licenses.

In July 2021, Quebecor Media announced the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country, a band well suited for the deployment of 5G wireless services. These licenses provide for 10 to 50 MHz of spectrum coverage in nearly all regions of Québec Eastern and Southern Ontario, Manitoba, Alberta and British Columbia. Quebecor Media’s right to hold spectrum in Manitoba, Alberta and British Columbia is currently being contested by a competitor in Federal Court, on the basis that Videotron may not be awarded spectrum in these three provinces. No decision on the merits has been made yet. These licenses have a term of 20 years, with renewal conditions identical to those described above for its 700 MHz, AWS-3, 2500 MHz and 600 MHz licenses.

On May 21, 2021, ISED published a decision on the technical and policy framework for the 3800 MHz band. This decision confirmed, among other things, that an auction of spectrum in the band will take place in the first quarter of 2023. On December 17, 2021, ISED initiated a consultation on the policy and licensing framework for the auction. A decision on this framework is expected in 2022. The 3800 MHz band is contiguous to the 3500 MHz band and is similarly well suited for the deployment of 5G wireless services. ISED has also announced plans for an auction of 5G spectrum in the millimetre bands in 2024. A consultation on the framework for this auction is expected in due course.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. Pursuant to this decision, the CRTC phased out the revenue-based contribution regime that previously subsidized local telephone service and replaced it with a new regime that now subsidizes broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. A total of $100 million was collected for broadband Internet projects in 2020, an amount which will increase gradually to $200 million in 2024. Distribution of the collected funds to eligible broadband Internet projects is occurring through a series of calls for applications. Announcements of winning applications began in 2020 and, as of December 2021, the CRTC has announced committing up to $186.5 million to improve broadband service for 160 communities. As a result of these changes, Videotron is incurring increased revenue-based contribution payments beginning in 2020.

In parallel with the CRTC’s initiative, the federal government has also announced a series of initiatives intended to subsidize or otherwise facilitate the provision of broadband Internet access services in underserved areas. Most notable is the creation of a $1.75 billion Universal Broadband Fund (“UBF”). The Government of Québec also subsidizes the provision of broadband Internet access services in underserved areas through the Régions branchées program. On May 25, 2020, the Government of Québec announced that Videotron would be a recipient of funding under this program. On March 22, 2021, Videotron and the Government of Québec, jointly with the federal government through the UBF, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the governments have committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. Quebecor Media accesses these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, Quebecor Media could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003, that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structures of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Difficulties have nevertheless been encountered in securing timely, efficient and cost-effective access to the support structures of Bell. As a result, on June 16, 2020, Videotron filed an application with the CRTC requesting it to take action to eliminate Bell’s anticompetitive practices. On April 16, 2021, the CRTC granted Videotron’s application in part, directing Bell to complete, at its own cost, the make-ready work required under certain Videotron applications for access permits as well as issue such permits after this make-ready work was completed. Also, on October 30, 2020, in response to concerns raised by numerous parties including Videotron, the CRTC initiated its own broader consultation regarding potential regulatory measures to make access to poles by Canadian carriers more efficient. This consultation is ongoing and a decision is expected in due course.

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

On June 21, 2019, the CRTC published a decision in which it expressed the preliminary views that (i) the MDU access condition and associated obligations should be extended to all carrier ISPs, and potentially to all telecommunications service providers (“TSPs”), and (ii) all carrier ISPs, and potentially all TSPs, should have access to LECs’ and other TSPs’ in-building wire (“IBW”) in MDUs on the same basis as registered CLECs and regardless of technology.

On December 16, 2019, the CRTC initiated a proceeding to, among other things, request comments on the preliminary views it expressed in its June 21, 2019 decision. In this proceeding, Quebecor Media argued against the unnecessary duplication of fibre IBW, arguing instead that competitive carriers such as Videotron should have a right to access to fibre IBW installed by incumbent carriers.

On July 27, 2021, the CRTC published a decision in which it ruled, among other things, that (i) access to fibre IBW is not an essential service and will not be mandated, but rather will be subject to commercial negotiation, (ii) this determination will be incorporated into a “modified MDU access condition”, and (iii) this modified MDU access condition and associated obligations will extend to all carrier ISPs.

On October 25, 2021, a consortium of small Internet service providers filed an application with the CRTC to review and vary its July 27, 2021, decision by requiring mandated access to fibre IBW. Quebecor Media filed comments in support of this application. A decision on the application is expected in due course.

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

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. At the same time Quebecor Media offers any new retail Internet service speed, Quebecor Media is required to file proposed revisions to its third party Internet access or

TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron’s Internet service speeds. Numerous third party ISPs are interconnected to Quebecor Media’s cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as Quebecor Media, to allow third party ISPs to provide telephony, networking and broadcast distribution services by way of Quebecor Media’s TPIA service.

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. Rates for these new disaggregated TPIA services were approved on an interim basis on August 29, 2017. The process for final approval of these rates has been suspended while the CRTC completes a review of the network configuration for disaggregated wholesale access services. This review, which was initiated on June 11, 2020, aims to facilitate deployment of disaggregated services. A decision is expected in due course, to be followed by final disaggregated tariff approval.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale Internet access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately.

On August 15, 2019, the CRTC published a decision on the final aggregated wholesale Internet tariffs of the large cable carriers and telephone companies. These final tariffs were substantially below the interim tariffs published on October 6, 2016 and included, for the first time, a flat rate for wholesale Internet access independent of access speed. In addition, the CRTC ordered that these final tariffs be applied retroactively to March 31, 2016.

On September 13, 2019, a coalition of cable companies (including Videotron) filed an appeal of the CRTC’s decision with the Federal Court of Appeal arguing, among other things, that the decision was marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. Bell filed a similar appeal. In a ruling dated September 10, 2020, the Federal Court of Appeal rejected these appeals. On November 12, 2020, the cable companies and Bell filed for leave to appeal the Federal Court of Appeal’s ruling to the Supreme Court of Canada. This request for leave to appeal was rejected on February 25, 2021.

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

On May 27, 2021, the CRTC issued a decision determining that there is substantial doubt as to the correctness of the final aggregated wholesale Internet tariff rates approved in its August 15, 2019 decision. Furthermore, the CRTC determined that completing a fulsome revision of all the cost studies supporting the August 15, 2019 rates would prolong the period of regulatory and market uncertainty and would likely set rates comparable to those then in place on an interim basis. As a result, the CRTC reversed its August 15, 2019 decision and adopted the interim rates set on October 6, 2016 as final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers. The CRTC also determined that for Videotron and other wholesale high-speed access service providers that did not have banded access rates implemented, it would approve the highest interim aggregated wholesale HSA access rate within the proposed banded access ranges submitted in the proceeding that led to the August 15, 2019 decision.

This final aggregated rate decision establishes a TPIA cost structure that could allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could affect Quebecor Media’s ability to recover its costs of providing these services.

From May 28, 2021 to August 25, 2021, several wholesale TPIA providers petitioned the Governor in Council to, among other things, restore the lower rates set in the 2019 Order as final. On June 28, 2021, one of these TPIA providers also filed a motion with the Federal Court of Appeal seeking leave to appeal the May 27, 2021 decision. A coalition comprised of the five largest cable carriers, including Videotron, filed comments in relation to these petitions on September 22, 2021 and November 1, 2021. The same coalition will defend the CRTC decision at the Federal Court of Appeal.

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

On April 15, 2021, the CRTC published its new mobile wireless policy framework. In it, the CRTC ordered the dominant incumbent wireless carriers to provide MVNO access services for a period of seven years to regional wireless carriers in those geographic areas where the regional carriers hold spectrum and commit to building out their own networks. Terms and conditions of MVNO access are being set by the CRTC in a follow-up proceeding, which is currently ongoing. MVNO access rates will then be negotiated between the incumbent and regional carriers, with CRTC final offer arbitration as a backstop. The CRTC’s new mobile wireless policy framework also contains important enhancements to the existing wholesale roaming framework, including an obligation on the part of incumbent carriers to provide seamless handoff and a confirmation that mandatory roaming applies to 5G networks. In addition, the CRTC once again stated that the incumbent wireless carriers will be expected to offer and promote certain low-cost and occasional use wireless plans to Canadians. Finally, in response to calls that it takes action to ensure timely access to municipal rights of way and passive infrastructure to facilitate deployment of 5G network equipment, the CRTC decided that no further action is necessary or appropriate at this time, stating that insofar as these issues are within the CRTC’s jurisdiction, existing policies and procedures are sufficient to address them.

On May 14, 2021, Telus filed a motion with the Federal Court of Appeal seeking leave to appeal two elements of the CRTC’s April 15, 2021 framework: (i) the decision to order the incumbent carriers to provide seamless handoff as part of their wholesale roaming services, and (ii) the decision not to take further action to ensure timely access to municipal rights of way and passive infrastructure. A coalition of regional wireless carriers (including Videotron) intends to defend the CRTC’s decision regarding seamless handoff at the Federal Court of Appeal.

On April 20, 2017, the CRTC published a policy framework for assessing the differential pricing practices of Internet service providers. With very narrow exceptions, this framework prohibits the offering of zero-rated services by Internet service providers in Canada, including mobile wireless data service providers. Simultaneously with the publication of this new framework, and as a first application thereof, the CRTC ordered Videotron to cease providing its Unlimited Music mobile wireless offering. Videotron has complied with this order. Going forward, this new framework will impact Videotron’s flexibility in the design and marketing of its wireless and wireline data services.

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

Canadian Publishing

Federal and provincial laws do not directly regulate the publication of newspapers in Canada. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada), which limits the deductibility by Canadian taxpayers of advertising expenditures which are made in a newspaper other than, subject to limited exceptions, a “Canadian issue” of a “Canadian newspaper.” For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded on a prescribed stock exchange in Canada, must ultimately be controlled, in law and in fact, by Canadian citizens and, if a private company, must be at least 75% owned, in vote and in value, and controlled in fact by Canadians. In addition, the publication must be printed and published in Canada and edited in Canada by individuals resident in Canada. All of Quebecor Media’s newspapers qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and, as a result, Quebecor Media’s commercial advertisers generally have the right to deduct their advertising expenditures with Quebecor Media for Canadian tax purposes.

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

The Corporation uses non-standardized IFRS financial measures such as adjusted EBITDA, adjusted cash flows from operations (formerly "cash flows from operations") and free cash flows from continuing operating activities, as well as key performance indicators such as revenue-generating unit ("RGU") and average billing per unit ("ABPU"). Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the "Non-IFRS Measures" and "Key Performance Indicators" sections below.

OVERVIEW

Quebecor Media is a leading Canadian telecommunications and media company engaged in the following lines of business: mobile and wireline telecommunications; Internet access; television; over-the-top ("OTT") video; business telecommunications solutions; broadcasting; soundstage and equipment rental; audiovisual content production and distribution; newspaper publishing and distribution; digital news and entertainment platforms; music streaming; book and magazine publishing and distribution; music production and distribution; out-of-home advertising; operation and management of a world-class arena and an entertainment venue; ownership and management of Quebec Major Junior Hockey League ("QMJHL") teams; concert production; and management and promotion of sporting and cultural events. Through its Videotron Ltd. ("Videotron") subsidiary, Quebecor Media is a leading mobile and wireline communications provider. Quebecor Media also holds leading positions through its Media segment and its Sports and Entertainment segment in the creation, promotion and distribution of entertainment and news, and related Internet services, that are designed to appeal to audiences in every demographic category. Quebecor Media continues to pursue a convergence strategy to capture synergies within its portfolio of properties and to leverage the value of its content across multiple distribution platforms.

Quebecor Media’s operating subsidiaries’ primary sources of revenue include: subscriptions to Internet access, mobile and wireline telephony services, television, telecommunication equipment sales, business solutions and OTT video service; broadcasting, newspaper and magazine subscriptions and advertising revenues; soundstage and equipment rental and services; audiovisual content production and distribution; book publishing and distribution; music distribution; and event management, promotion and production.

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

COVID-19 PANDEMIC

The COVID 19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor Media’s business partners and has led to a significant slowdown in some of the Corporation’s segments. Among other impacts, depending on circumstances, the restrictions and preventive measures imposed by the Québec government have caused a reduction in volume at Videotron’s retail outlets; a reduction in advertising revenues, in sports events broadcast by the TVA Sports specialty channel and in film and audiovisual content activity in the Media segment; and the cancellation of most shows and events in the Sports and Entertainment segment. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment qualified for the Canadian Emergency Wage Subsidy, and subsidies totalling $12.2 million were recorded in 2021 as a reduction in employee costs ($49.6 million in 2020).

The impact of the COVID-19 health crisis on the operating results of the Corporation’s business segments in 2021 is analyzed in greater detail in the “Segmented Analysis” section below. It is difficult at this stage to foresee all the consequences of this crisis, including the potential effects of another major wave. The public health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during the quarters preceding the health crisis may not be indicative of future growth.

HIGHLIGHTS

2021 financial year

Revenues: $4.55 billion, a $236.6 million (5.5%) increase.

Adjusted EBITDA1: $1.97 billion, a $19.0 million (1.0%) increase, despite the $12.6 million unfavourable impact of recognition of a one-time item in the Telecommunications segment in 2020.

Net income attributable to shareholders: $570.7 million in 2021, a $70.3 million decrease.

Adjusted cash flows from operations1: $1.38 billion in 2021, a $68.2 million (5.2%) increase.

Cash flows provided by continuing operating activities: $1.19 billion in 2021, a $300.7 million (-20.1%) decrease.

Fourth quarter 2021

Revenues: $1.18 billion, a $37.1 million (3.2%) increase.

Adjusted EBITDA: $498.3 million, a $28.7 million (-5.4%) decrease.

Net income attributable to shareholders: $154.1 million in the fourth quarter of 2021, a $15.3 million decrease.

Adjusted cash flows from operations: $370.0 million, a $24.4 million (7.1%) increase.

Cash flows provided by continuing operating activities: $335.1 million, a $56.6 million (-14.4%) decrease.

1 See “Non-IFRS Financial Measures” below.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2021	2020	2019	2021	2020
Income
Revenues
Telecommunications	$3,735.0	$3,622.6	$3,480.4	$953.1	$940.9
Media	776.0	650.5	738.0	212.4	185.8
Sports and Entertainment	167.0	158.0	192.2	53.2	48.8
Inter-segment	(123.6)	(113.3)	(116.8)	(34.8)	(28.7)
	4,554.4	4,317.8	4,293.8	1,183.9	1,146.8
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	1,875.7	1,864.4	1,803.4	466.5	481.7
Media	83.4	82.2	74.8	28.8	45.6
Sports and Entertainment	20.4	8.7	7.3	4.2	2.1
Head Office	(5.9)	(0.7)	(2.6)	(1.2)	(2.4)
	1,973.6	1,954.6	1,882.9	498.3	527.0
Depreciation and amortization	(784.7)	(804.1)	(751.2)	(197.8)	(213.8)
Financial expenses	(325.9)	(277.8)	(282.9)	(77.6)	(66.8)
Loss on valuation and translation of financial instruments	(0.5)	(1.3)	(0.8)	(0.1)	(0.8)
Restructuring of operations and other items	(4.1)	(39.2)	(28.6)	(7.8)	(6.1)
Loss on debt refinancing	(80.9)	—	—	—	—
Income taxes	(196.8)	(214.2)	(215.5)	(56.9)	(60.8)
Income (loss) from discontinued operations	—	33.2	97.5	—	(0.6)
Net income	$580.7	$651.2	$701.4	$158.1	$178.1
Income from continuing operations attributable to shareholders	$570.7	$607.8	$598.4	$154.1	$170.0
Net income attributable to shareholders	570.7	641.0	695.9	154.1	169.4

	Years ended			Three months ended
	December 31			December 31
	2021	2020	2019	2021	2020
Additions to property, plant and equipment and to intangible assets:
Telecommunications	$537.1	$596.1	$678.1	$108.2	$164.6
Media	44.9	38.0	50.0	17.3	14.8
Sports and Entertainment	4.3	3.4	4.9	1.7	0.9
Head Office	3.7	1.7	2.1	1.1	1.1
	590.0	639.2	735.1	128.3	181.4
Acquisition of spectrum licences	830.0	—	255.8	664.0	—
Cash flows:
Adjusted cash flows from operations
Telecommunications	1,338.6	1,268.3	1,125.3	358.3	317.1
Media	38.5	44.2	24.8	11.5	30.8
Sports and Entertainment	16.1	5.3	2.4	2.5	1.2
Head Office	(9.6)	(2.4)	(4.7)	(2.3)	(3.5)
	1,383.6	1,315.4	1,147.8	370.0	345.6
Cash flows provided by continuing operating activities	1,194.5	1,495.2	1,252.4	335.1	391.7
Balance sheet:
Cash and cash equivalents	$65.1	$137.3	$14.0
Working capital	71.6	(84.6)	(136.5)
Net assets related to derivative financial instruments	382.3	597.1	677.7
Total assets	10,735.0	9,843.9	10,423.5
Total long-term debt	6,509.5	5,740.5	5,927.9
Lease liabilities (current and long term)	210.1	203.2	170.5
Equity attributable to shareholders	1,438.7	1,318.8	1,933.1
Equity	1,562.0	1,420.4	2,027.8

Telecommunications

●	The Telecommunications segment grew its revenues by $112.4 million (3.1%) and its adjusted EBITDA by $11.3 million (0.6%) in 2021.
●	Videotron increased its revenues from mobile services and equipment ($73.2 million or 8.0%), Internet access ($70.0 million or 6.2%) and wireline equipment ($52.3 million or 34.5%) in 2021.
●	Net increase of 41,700 RGUs (0.7%) in 2021, including 120,800 connections (8.2%) to the mobile telephony service and 44,000 subscriptions (2.4%) to the Internet access service.
●	On September 9, 2021, Videotron and TVA Sports announced a partnership with the Lions de Trois-Rivières, the new ECHL hockey team. The new Trois-Rivières arena is named the “Colisée Vidéotron” and TVA Sports is the exclusive official broadcaster of the Lions’ home games as they begin their first season.
●	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. In its first year, Vrai offered thousands of hours of all-French, on-demand content, including more than a hundred new original Québec productions.
●	On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: Ontario, Manitoba, Alberta and British Columbia.

●	On June 4, 2021, Jean-François Pruneau resigned as President and Chief Executive Officer of Videotron to pursue personal investment projects. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, took over as President of Videotron.
●	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020. With its increased speed, expanded connectivity and minimal latency, 5G will open up a world of possibilities for Québec City customers.
●	On April 15, 2021, the Canadian Radio-television and Telecommunications Commission (“CRTC”) announced that some telecommunications providers may be given access to the wireless networks of Canada’s major carriers in order to offer Canadians greater choice and more options at affordable prices. As a result, regional carriers that invest in network infrastructure and spectrum will be able to offer competitive services as mobile virtual network operators in regions where competition is limited.
●	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. ("Cablovision Warwick") and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will therefore have access to Videotron’s network and its line of products and services.
●	On March 22, 2021, Videotron entered into agreements with the Québec government and the government of Canada jointly aimed at achieving government targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron is expanding its high-speed Internet network to connect approximately 37,000 more households and the governments have undertaken to provide financial assistance in the amount of approximately $258.0 million, which will be used in its entirety for the extension of Videotron’s network. In accordance with the terms and conditions of the agreements, a $216.2 million advance was received from the government at program commencement and recorded as restricted cash, with a corresponding amount as a deferred subsidy, on the Corporation’s consolidated balance sheet. In 2021, $53.8 million of these deferred subsidies were recognized as a reduction of additions to property, plant and equipment, upon the realization of the required investments.

Media

●	The Media segment grew its revenues by $125.5 million (19.3%) and its adjusted EBITDA by $1.2 million (1.5%) in 2021.
●	On September 15, 2021, Quebecor unveiled the new QUB digital platform, which brings together all of its news and entertainment content in one place. Available on the Internet and via a mobile app, QUB is differentiated by its vast quantity of multi-source, multi-format content, including text, music, video and audio, available live or on demand on a single platform to support discoverability.
●	On July 16, 2021, TVA Group Inc. ("TVA Group") announced that the studios of Canadian film and television industry leader MELS will be enlarged with the construction of MELS 4, with the support of Investissement Québec and the City of Montréal. The project will strengthen MELS’ position on the market for foreign blockbusters and series.
●	On April 14, 2021, France Lauzière took time off from her professional duties for family reasons. On October 29, 2021, Ms. Lauzière resigned from her position as President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, for the same reasons. After joining the Corporation in 2001, she was instrumental in strengthening TVA’s dominant position as Québec’s television leader. Ms. Lauzière remains available to work with the company on strategic projects and to contribute her expertise in content. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, continues to serve as Acting President of TVA Group and Quebecor Content.

Sports and Entertainment

●	The Sports and Entertainment segment grew its revenues by $9.0 million (5.7%) and its adjusted EBITDA by $11.7 million in 2021.
●	On October 6, 2021, Event Management Gestev Inc., an entity in the Sports and Entertainment segment, became the new manager of the Cabaret du Casino de Montréal. It is now operating the acoustically superior multipurpose venue and presenting unique programming for thousands of guests.
●	On February 1, 2021, the Sports and Entertainment segment acquired Les Disques Audiogramme inc. ("Disques Audiogramme"), the largest independent French-language record label in North America, which also includes Éditorial Avenue, Canada’s largest French-language music publisher, in order to continue supporting talented Québec artists and promoting the dissemination of Québec music.

Investing and financing operations

●	On February 15, 2022, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2022 to February 2023 and amend certain terms and conditions.
●	In December 2021, Investissement Québec granted TVA Group an interest free unsecured loan for a maximum amount of $25.0 million in order to support the construction of MELS’ fourth production studio. The loan contains certain restrictive covenants as well as typical representations and warranties. As of December 31, 2021, no amount was drawn on the unsecured loan.
●	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.
●	On July 5, 2021, Quebecor Media completed the early redemption of the entirety of its 6.625% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount, in accordance with a notice issued on June 3, 2021.
●	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of 3.625% Senior Notes due June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes due June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.
●	On April 1, 2021, Alithya Group Inc (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc, (“R3D Conseil”) of which Quebecor was one of the main shareholders. As part of this transaction, Quebecor obtained 11.9% of Alithya’s share capital and 6.7% of voting rights related to Alithya’s issued and outstanding shares. The corresponding $19.6 million gain on disposal was accounted for in the second quarter of 2021. This transaction also includes purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement.
●	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million.

TREND INFORMATION

Competition continues to intensify in the mobile and wireline telephony, Internet access, television and OTT markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and the Corporation expects increasing competition from non-traditional businesses across its key business segments. There is also competition from wholesale Internet resellers, which purchase high-speed access services from large companies in order to offer customers their own services. Thus, the subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth.

Moreover, the Telecommunications segment has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and wireline networks and the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium terms to expand and maintain the Telecommunications segment’s systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to the roll-out of LTE-Advanced/5G technologies. In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s ability to support this traffic. The Corporation will have to acquire additional spectrum in the future to meet the growing demand.

Some of Quebecor Media’s lines of business are cyclical in nature. They are dependent on advertising and, particularly in the newspaper and magazine businesses, on circulation sales. Operating results are therefore sensitive to prevailing economic conditions.

The Media industry has been experiencing fundamental and permanent structural changes. Generalized audience fragmentation has prompted many advertisers to review their media placement strategies and to turn a significant part of their advertising budgets over to international competitors operating solely in digital media. In the broadcasting industry, audiences are increasingly fragmented as viewing habits have shifted toward Internet-based content delivery platforms that allow users greater control over content and timing, such as OTT video services. The Corporation’s Media segment has taken steps in order to maintain its leadership position and offer audiences and advertisers alike the best available content, when they want it and on the media platform they want.

Moreover, newspaper and magazine circulation as measured by copies sold has been declining over the past several years in the industry. The traditional run of press advertising for major multimarket retailers has been declining due to a shift in marketing strategy toward other media and to retail industry consolidation. To respond to such competition, the Media segment’s operations have developed their Internet presence through branded websites, including specialized websites.

The Sports and Entertainment segment has made significant investments in its efforts to develop the business. The Corporation expects that additional capital expenditures and other investments will be required in order to expand the Sports and Entertainment segment.

In the books and music businesses, digital technology has disrupted buying and consuming habits, particularly with the emergence of vehicles such as music streaming and ebooks, which compete with conventional formats. The Corporation recently developed its own music streaming service, which prominently features Québec music in addition to its international catalogue.

QUEBECOR MEDIA’S INTEREST IN ITS SUBSIDIARIES

Table 2 shows Quebecor Media’s equity interest in its main subsidiaries at December 31, 2021.

Table 2

Quebecor Media’s interest (direct and indirect) in its main subsidiaries

As of December 31, 2021

	Percentage	Percentage
	of vote	of equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles inc.	100.0%	100.0%

Quebecor Media’s interest in its subsidiaries has not varied over the past three years.

2021/2020 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows of Quebecor Média

Revenues: $4.55 billion, a $236.6 million (5.5%) increase.

●	Revenues increased in Telecommunications ($112.4 million or 3.1% of segment revenues), Media ($125.5 million or 19.3%), and Sports and Entertainment ($9.0 million or 5.7%).

Adjusted EBITDA: $1.97 billion, a $19.0 million (1.0%) increase.

●	Adjusted EBITDA increased in Sports and Entertainment ($11.7 million or 134.5% of segment adjusted EBITDA), Telecommunications ($11.3 million or 0.6%), despite the $12.6 million unfavourable impact of recognition of a one-time item in 2020, and Media ($1.2 million or 1.5%).
●	The change in the fair value of Quebecor and Quebecor Media stock options and the value of Quebecor stock-price-based share units resulted in a $7.1 million favourable variance in the Corporation’s stock-based compensation charge in 2021 compared with 2020.

Net income attributable to shareholders: $570.7 million in 2021, compared with $641.0 million in 2020, a $70.3 million decrease.

●	The main unfavourable variances were:
o	$80.9 million unfavourable variance related to debt refinancing;
o	$48.1 million increase in financial expenses;
o	$33.2 million decrease in income from discontinued operations.
●	The main favourable variances were:
o	$35.1 million favourable variance in restructuring of operations and other items;
o	$19.4 million decrease in the depreciation and amortization charge;

o	$19.0 million increase in adjusted EBITDA;
o	$17.4 million decrease in the income tax expense;

Adjusted cash flows from operations: $1.38 billion, a $68.2 million (5.2%) increase due to the $49.2 million decrease in additions to property, plant and equipment and to intangible assets, and the $19.0 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $1.19 billion, a $300.7 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities and increases in cash portion of financial expense and in current income taxes.

Depreciation and amortization charge: $784.7 million in 2021, a $19.4 million decrease due mainly to the impact of the retroactive adjustment in 2020 related to the revision of the depreciation period for some capital assets in the Telecommunications segment in consideration of technological developments, and the impact of decreased investment in property, plant and equipment and intangible assets in the Telecommunications segment, including lower spending related to the leasing of set-top boxes.

Financial expenses: $325.9 million in 2021, a $48.1 million increase caused mainly by the impact of lower interest revenues from Quebecor under loan agreements and higher average indebtedness. Reductions in financial expenses were mainly due to the impact of lower average interest rates on long-term debt.

Loss on valuation and translation of financial instruments: $0.5 million in 2021, a $0.8 million favourable variance.

Charge for restructuring of operations and other items: $4.1 million in 2021, a $35.1 million favourable variance.

●	A $25.3 million charge was recognized in 2021 in connection with cost-reduction measures in the Corporation’s various segments ($31.6 million in 2020). In addition, a $3.1 million gain on other items was recognized in 2021 ($0.9 million in 2020). A $1.5 million charge for impairment of assets was recognized in connection with various restructuring initiatives in 2021 ($8.5 million in 2020).
●	On April 1, 2021, Alithya acquired R3D Conseil, of which Quebecor was one of the main shareholders. The corresponding $19.6 million gain on disposal was recognized in 2021.

Loss on debt refinancing: $80.9 million in 2021.

On June 3, 2021, Quebecor Media issued a redemption notice for its Senior Notes in aggregate principal amount of $500.0 million, bearing interest at 6.625% and due January 15, 2023, at a redemption price of 107.934% of their principal amount. Videotron also issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, an $80.9 million net loss was recorded in the consolidated statement of income in 2021.

Income tax expense: $196.8 million in 2021 (effective tax rate of 26.2%), compared with $214.2 million in 2020 (effective tax rate of 25.7%), an $17.4 million favourable variance caused mainly by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

SEGMENTED ANALYSIS

Telecommunications

In Quebecor Media’s Telecommunications segment, Videotron is a leading cable operator in Canada and the largest in Québec by wireline RGU. Videotron offers advanced mobile telephony services, including high-speed Internet access, mobile television and many other functionalities supported by smartphones. Videotron also offers Internet access services; digital television distribution services, including video-on-demand, pay-per-view and pay TV; wireline telephony services; and an OTT service. As well, Videotron includes Videotron Business, a full-service business telecommunications provider that offers mobile and wireline telephony, high-speed data transmission, Internet access and television services. Videotron also offers Helix, a technology platform that has revolutionized entertainment and home management with features including voice remote, ultra-intelligent Wi-Fi and support for home automation, all tailored to customer needs and preferences.

2021 operating results

Revenues: $3.74 billion in 2021, a $112.4 million (3.1%) increase.

●	Revenues from mobile telephony services increased $54.0 million (8.2%) to $712.5 million, due primarily to an increase in the number of subscriber connections.
●	Revenues from Internet access services increased $70.0 million (6.2%) to $1.20 billion, due mainly to an increase in average per-subscriber revenues and subscriber base growth.
●	Revenues from television services decreased $67.5 million (-7.5%) to $836.1 million, mainly because of a decrease in average per-subscriber revenues and a decrease in the subscriber base.
●	Revenues from wireline telephony services decreased $19.9 million (-5.9%) to $318.5 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.
●	Revenues from mobile equipment sales to customers increased $19.2 million (7.5%) to $276.4 million, mainly because of price increases, partially offset by a decrease in the number of mobile devices sold.
●	Revenues from wireline equipment sales to customers increased $52.3 million (34.5%) to $204.0 million, mainly because of higher volume and prices for equipment sales related to the Helix platform.
●	Other revenues increased $4.3 million (2.4%) to $186.1 million.

ABPU: Videotron’s total ABPU was $50.33 in 2021 compared with $49.94 in 2020, a $0.39 (0.8%) increase. Mobile ABPU was $49.73 in 2021, compared with $50.85 in 2020, a $1.12 (-2.2%) decrease due in part to the popularity of bring-your-own-device (‘BYOD’) plans.

Customer statistics

RGUs - The total number of RGUs was 6,189,600 at December 31, 2021, an increase of 41,700 (0.7%) in 2021 compared with an increase of 71,700 in 2020 (Table 3).

Mobile telephony - The number of subscriber connections to the mobile telephony service stood at 1,601,900 at December 31, 2021, an increase of 120,800 (8.2%) in 2021 compared with an increase of 150,600 in 2020 (Table 3).

Internet access - The number of subscribers to the Internet access service stood at 1,840,800 at December 31, 2021, an increase of 44,000 (2.4%) in 2021 compared with an increase of 69,500 in 2020 (Table 3).

Television - The number of subscribers to television services stood at 1,418,600 at December 31, 2021, a decrease of 57,000 (-3.9%) in 2021 compared with a decrease of 56,200 in 2020 (Table 3).

Wireline telephony - The number of subscriber connections to the wireline telephony service stood at 824,900 at December 31, 2021, a decrease of 99,800 (-10.8%) in 2021 compared with a decrease of 102,600 in 2020 (Table 3).

OTT video - The number of subscribers to the OTT video service stood at 503,400 at December 31, 2021, an increase of 33,700 (7.2%) in 2021 compared with an increase of 10,400 in 2020 (Table 3).

Table 3

Telecommunications segment year-end RGUs (2017-2021)

(in thousands of customers)

	2021	2020	2019	2018	2017
Mobile telephony	1,601.9	1,481.1	1,330.5	1,153.8	1,024.0
Internet	1,840.8	1,796.8	1,727.3	1,704.5	1,666.5
Television	1,418.6	1,475.6	1,531.8	1,597.3	1,640.5
Wireline telephony	824.9	924.7	1,027.3	1,113.9	1,188.5
OTT video	503.4	469.7	459.3	420.8	361.6
Total	6,189.6	6,147.9	6,076.2	5,990.3	5,881.1

Adjusted EBITDA: $1.88 billion, a $11.3 million (0.6%) increase due primarily to:

●	impact of the net revenue increase, net of the cost of equipment sold.

Partially offset by:

●	increases in some operating expenses, including engineering, advertising, IT and administrative expenses;
●	$12.6 million unfavourable variance related to recognition of a one-time item in 2020.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 49.8% in 2021 compared with 48.5% in 2020. The increase was due primarily to the impact of recognition of a one-time item in 2020 and increases in some operating expenses.

Adjusted cash flows from operations: $1.34 billion in 2021 compared with $1.27 billion in 2020 (Table 12). The $70.3 million (5.5%) increase was due to a $48.4 million decrease in additions to intangible assets, including decreased investment in IT systems, an $11.3 million increase in Adjusted EBITDA and a $10.6 million decrease in additions to property, plant and equipment.

Media

In the Media segment, TVA Group operates the largest French-language private television network in North America. TVA Group is the sole owner of 6 of the 10 television stations in the TVA Network, as well as the specialty channels TVA Sports, LCN, addikTV, Prise 2, Yoopa, CASA, MOI ET CIE, Évasion and Zeste. TVA Group also holds interests in two other TVA Network affiliates. As well, TVA Group is engaged in commercial production and custom publishing through its Communications Qolab inc. ("Communications Qolab") subsidiary. In addition to linear television, TVA Network and the specialty channels broadcast on-demand and streaming content over multiplatform applications, including the TVA+ website and mobile app, which provide free access to TVA Network programs, some specialty channel content, and original content.

Through its subsidiaries, TVA Group owns MELS Studios and Postproduction G.P. and MELS Dubbing Inc., providers of soundstage, equipment and mobile unit rental, postproduction, dubbing and visual effects services to the film and television industries.

Through the companies in the Incendo Media inc. group, TVA Group is engaged in the production and distribution of television programs, movies and series for international markets.

TVA Group publishes more than 50 magazine titles in various categories, including show business, television, fashion and decorating. It also markets digital products associated with the various magazine brands.

The Media segment also operates two paid daily newspapers, Le Journal de Montréal and Le Journal de Québec, seven days a week. The websites of the paid dailies, journaldemontreal.com and journaldequebec.com, which provide real-time access to the news on mobiles and tablets, lead the news sites in their markets with more than 4.6 million unique visitors per month (source: ComScore Inc., monthly average unduplicated, January to December 2021). According to corporate figures, the aggregate circulation of the paid newspapers as of December 31, 2021 was approximately 1.4 million copies per week in print and electronic formats.

In addition, the Media segment includes NumériQ inc.("NumériQ"), which brings together digital strategy and content production assets that are harnessed to create digital platforms and content for the Corporation’s various platforms, and operates a number of other digital brands, including Le Guide de l’auto, Le sac de chips, Pèse sur Start, Silo 57 and 24heures.ca. NumériQ owns the QUB platform, which offers all the news entertainment content of Quebecor’s brands in one place. NumériQ also owns QUB radio, an online and mobile audio platform with a live radio stream and a library of podcasts, and the QUB musique music streaming platform.

The Corporation’s apps and websites log a combined total of more than 6.8 million unique visitors per month in Canada (source: ComScore Inc., November 2021).

The Media segment is also engaged in printing newspapers, distributing newspapers and magazines, and out-of-home advertising. In addition, the segment includes QMI Agency, a news agency that provides content to all Quebecor Media properties; Quebecor Media Expertise, which offers Media segment customers integrated, diversified and complete advertising services; Quebecor Content, which contributes to the creation, development, acquisition and distribution of television content and formats; and Elmire Inc., a digital marketing agency.

2021 operating results

Revenues: $776.0 million in 2021, a $125.5 million (19.3%) increase.

●	Advertising revenues increased by $68.5 million (24.0%), mainly because of higher advertising revenues at TVA Network and the specialty channels.
●	Other revenues increased by $54.6 million (33.2%), mainly because of higher revenues from film production and audiovisual services, increased volume at Communications Qolab, and higher revenues from TVA Network and from production and distribution services.
●	Subscription revenues increased by $2.4 million (1.2%).

Adjusted EBITDA: $83.4 million in 2021, a $1.2 million (1.5%) increase due primarily to:

●	impact of the revenue increase.

Partially offset by:

●	higher broadcast content costs, mainly because of the resumption of play in the National Hockey League (“NHL”) in 2021 and the recovery in television activity in general;
●	higher labour costs, essentially as a result of increased volume and the impact of the ending of the segment’s eligibility for the government measures introduced to deal with the COVID-19 pandemic.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 89.3% in 2021 compared with 87.4% in 2020. The increase was mainly due to a net increase in broadcast content costs and higher labour costs.

Adjusted cash flows from operations: $38.5 million in 2021 compared with $44.2 million in 2020 (Table 12). The $5.7 million decrease was mainly due to a $6.9 million increase in additions to property, plant and equipment and to intangible assets.

Sports and Entertainment

The Sports and Entertainment segment includes management and operation of the Videotron Centre under an agreement between Quebecor Media and Québec City for usage and naming rights to the arena that was ratified in 2011 and runs through 2040. The segment leases the arena, exploits advertising space, generates sponsorship revenues and operates the food concessions at events. The segment’s activities also include the production and coproduction of shows presented at the Videotron Centre and other venues. In addition, the Sports and Entertainment segment operates sports and cultural events manager Event Management Gestev Inc., which is the official imprint for shows and events produced in Québec by Quebecor Media.

The Sports and Entertainment segment includes the activities of the QMJHL hockey teams Armada de Blainville-Boisbriand and Remparts de Québec.

The Sports and Entertainment segment also owns the Théâtre Capitole, a performance venue in Québec City, where the segment rents out the space, exploits the advertising spaces, generates sponsorship revenues and may act as copromoter of some events.

Since the fall of 2021, the segment has also managed the Casino de Montréal’s performance space under a renewable annual contract. It is the presenter of shows at the venue.

As well, the Sports and Entertainment segment includes educational publisher CEC Publishing Inc.; Sogides Group Inc., which is engaged in general literature publishing through its 18 publishing houses; and Messageries A.D.P. inc., which distributes print books and ebooks, and which is the exclusive distributor for more than 260 Québec and European French-language publishers.

The Sports and Entertainment segment is engaged in music recording and video production (Disques Musicor and MP3) and concert and event production (Musicor Spectacles). In 2021, Musique Select discontinued its distribution and sub-distribution activities for both physical media and digital content.

Also in 2021, the Sports and Entertainment segment acquired Disques Audiogramme, the largest independent French-language record label in North America.

2021 operating results

Revenues: $167.0 million in 2021, a $9.0 million (5.7%) increase due primarily to higher revenues from book distribution and publishing, including educational publishing, and from hockey activities, partially offset by a decrease in revenues from music, mainly because of the discontinuation of physical distribution operations and lower concert revenues.

Adjusted EBITDA: $20.4 million in 2021, an $11.7 million increase due primarily to the impact of the revenue increase.

Adjusted cash flows from operations: $16.1 million in 2021 compared with $5.3 million in 2020 (Table 12). The $10.8 million increase was due primarily to the $11.7 million increase in adjusted EBITDA.

2021/2020 FOURTH QUARTER COMPARISON

Analysis of consolidated results of operations and cash flows of Quebecor Media

Revenues: $1.18 billion, a $37.1 million (3.2%) increase.

●	Revenues increased in Telecommunications ($12.2 million or 1.3% of segment revenues), Media ($26.6 million or 14.3%), and Sports and Entertainment ($4.4 million or 9.0%).

Adjusted EBITDA: $498.3 million, a $28.7 million (-5.4%) decrease.

●	Adjusted EBITDA decreased in Telecommunications ($15.2 million or -3.2% of segment adjusted EBITDA) and in Media ($16.8 million or -36.8%).
●	Adjusted EBITDA increased in Sports and Entertainment ($2.1 million).
●	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $4.5 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $154.1 million in the fourth quarter of 2021, compared with $169.4 million in the same period of 2020, an unfavourable variance of $15.3 million.

●	The unfavourable variance was mainly due to:
o	$28.7 million decrease in adjusted EBITDA;
o	$10.8 million increase in financial expenses.
●	The main favourable variances were:
o	$16.0 million decrease in the depreciation and amortization charge;
o	$4.7 million favourable variance in non-controlling interest;
o	$3.9 million decrease in the income tax expense.

Adjusted cash flows from operations: $370.0 million, a $24.4 million (7.1%) increase due primarily to a $26.8 million decrease in additions to property, plant and equipment and a $26.3 million decrease in additions to intangible assets, partially offset by the $28.7 million decrease in adjusted EBITDA.

Cash flows from continuing operating activities: $335.1 million, a $56.6 million decrease due primarily to the increase in current income taxes and the decrease in adjusted EBITDA, partially offset by the favourable net change in non-cash balances related to operating activities.

Depreciation and amortization charge: $197.8 million in the fourth quarter of 2021, a $16.0 million decrease, due mainly to the impact of the retroactive adjustment in 2020 related to the revision of the depreciation period for some capital assets in the Telecommunications segment in consideration of technological developments, and the impact of the decrease in investments in property, plant and equipment and in intangible assets in the Telecommunications segment, including lower spending related to the leasing of set-top boxes.

Financial expenses: $77.6 million in the fourth quarter of 2021, a $10.8 million increase caused mainly by the impact of lower interest revenues from Quebecor under loan agreements and higher average indebtedness. Reductions in financial expenses were mainly due to the impact of lower average interest rates on long-term debt.

Loss on valuation and translation of financial instruments: $0.1 million in the fourth quarter of 2021, a $0.7 million decrease.

Charge for restructuring of operations and other items: $7.8 million in the fourth quarter of 2021, a $1.7 million unfavourable variance.

●	A $7.5 million charge was recognized in the fourth quarter of 2021 in connection with cost-reduction initiatives in the Corporation’s various segments ($5.4 million in the fourth quarter of 2020). In addition, a $0.4 million gain on other items was recognized in 2021 ($0.5 million in 2020). In the fourth quarter of 2021, a $0.7 million charge for impairment of assets was also recognized in connection with various restructuring initiatives ($1.2 million in the fourth quarter of 2020).

Income tax expense: $56.9 million in the fourth quarter of 2021 (effective tax rate of 26.5%), compared with $60.8 million in the same period of 2020 (effective tax rate of 25.4%), a $3.9 million favourable variance caused essentially by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

SEGMENTED ANALYSIS

Telecommunications

Revenues: $953.1 million, a $12.2 million (1.3%) increase due essentially to the same factors as those noted above under “2021/2020 financial year comparison.”

●	Revenues from the mobile telephony service increased $15.2 million (8.9%) to $185.4 million.
●	Revenues from Internet access services increased $9.3 million (3.2%) to $301.6 million.
●	Revenues from television services decreased $16.2 million (-7.4%) to $203.8 million.
●	Revenues from the wireline telephony service decreased $5.6 million (-6.7%) to $77.7 million.
●	Revenues from mobile equipment sales to customers increased $3.5 million (4.5%) to $80.9 million.
●	Revenues from wireline equipment sales to customers increased $4.8 million (9.4%) to $55.8 million.
●	Other revenues increased $1.2 million (2.6%) to $47.9 million.

ABPU: Videotron’s total ABPU was $49.94 in the fourth quarter of 2021, compared with $50.21 in the same period of 2020, a $0.27 (-0.5%) decrease. Mobile ABPU was $48.57 in the fourth quarter of 2021, compared with $50.52 in the same period of 2020, a $1.95 (-3.9%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs - 43,000 (0.7%) unit increase in the fourth quarter of 2021 compared with an increase of 43,000 in the same period of 2020.

Mobile telephony - 30,600 (1.9%) subscriber-connection increase in the fourth quarter of 2021 compared with an increase of 28,500 in the same period of 2020.

Internet access - 8,100 (0.4%) subscriber increase in the fourth quarter of 2021 compared with an increase of 27,000 in the same period of 2020.

Television - 9,400 (-0.7%) subscriber decrease in the fourth quarter of 2021 compared with a decrease of 6,200 in the same period of 2020.

Wireline telephony - 22,500 (-2.7%) subscriber-connection decrease in the fourth quarter of 2021 compared with a decrease of 23,100 in the same period of 2020.

OTT video - 36,200 (7.7%) subscriber increase in the fourth quarter of 2021 compared with an increase of 16,800 in the same period of 2020.

Adjusted EBITDA: $466.5 million, a $15.2 million (-3.2%) decrease due primarily to:

●	increases in some operating expenses, including IT, administrative, engineering and advertising costs;
●	impact of increases in the cost of equipment sold.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 51.1% in the fourth quarter of 2021 compared with 48.8% in the same period of 2020. The increase was mainly due to increases in some operating expenses and in the cost of equipment sold.

Adjusted cash flows from operations: $358.3 million in the fourth quarter of 2021 compared with $317.1 million in the same period of 2020 (Table 12). The $41.2 million increase was caused by a $28.9 million decrease in additions to property, plant and equipment due to a general slowdown in investment following a review of the strategic priorities, and a $27.5 million decrease in additions to intangible assets, also due to the strategic priorities review, partially offset by the $15.2 million decrease in adjusted EBITDA.

Media

Revenues: $212.4 million in the fourth quarter of 2021, a $26.6 million (14.3%) increase.

●	Advertising revenues increased by $16.9 million (19.5%), mainly because of higher advertising revenues at TVA Network and the specialty channels.
●	Other revenues increased by $9.7 million (20.0%), mainly because of increased volume at Communications Qolab and higher revenues from production and distribution services.

Adjusted EBITDA: $28.8 million in the fourth quarter of 2021, a $16.8 million (-36.8%) decrease due primarily to:

●	higher broadcast content costs, mainly because of the resumption of play in the NHL in the fourth quarter of 2021 and the recovery in television activity in general;

Partially offset by:

●	impact of the revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 86.4% in the fourth quarter of 2021 compared with 75.5% in the same period of 2020. The increase was mainly due to an increase in broadcast content costs.

Adjusted cash flows from operations: $11.5 million in the fourth quarter of 2021 compared with $30.8 million in the same period of 2020 (Table 12). The $19.3 million decrease was mainly due to the $16.8 million decrease in adjusted EBITDA and a $2.5 million increase in additions to property, plant and equipment and to intangible assets.

Sports and Entertainment

Revenues: $53.2 million in the fourth quarter of 2021, a $4.4 million (9.0%) increase due primarily to higher revenues from hockey, music, and book distribution and publishing, partially offset by lower revenues from concerts and sporting events.

Adjusted EBITDA: $4.2 million in the fourth quarter of 2021, a $2.1 million increase due primarily to the impact of the increase in revenues.

Adjusted cash flows from operations: $2.5 million in the fourth quarter of 2021 compared with $1.2 million in the same period of 2020 (Table 12). The $1.3 million increase was due to the $2.1 million increase in adjusted EBITDA, partially offset by a $0.8 million increase in additions to property, plant and equipment and to intangible assets.

2020/2019 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows of Quebecor Media

Revenues: $4.32 billion, a $24.0 million (0.6%) increase.

●	Revenues increased in Telecommunications ($142.2 million or 4.1% of segment revenues).
●	Revenues decreased in Media ($87.5 million or -11.9% of segment revenues) and in Sports and Entertainment ($34.2 million or -17.8%).

Adjusted EBITDA: $1.95 billion, a $71.7 million (3.8%) increase.

●	Adjusted EBITDA increased in Telecommunications ($61.0 million or 3.4% of segment adjusted EBITDA), Media ($7.4 million or 9.9%), and Sports and Entertainment ($1.4 million or 19.2%).
●	There was a favourable variance at Head Office ($1.9 million).
●	The change in the fair value of Quebecor Media stock options resulted in a $1.5 million favourable variance in the stock-based compensation charge in 2020 compared with 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $5.1 million favourable variance in the Corporation’s stock-based compensation charge in 2020.

Net income attributable to shareholders: $641.0 million in 2020 compared with $695.9 million in 2019, a $54.9 million decrease.

●	The main unfavourable variances were:

o	$64.3 million decrease in income from discontinued operations;
o	$52.9 million increase in the depreciation and amortization charge;
o	$10.6 million unfavourable variance in the charge for restructuring of operations and other items.
●	The main favourable variance was:
o	$71.7 million increase in adjusted EBITDA.

Adjusted cash flows from operations: $1.32 billion in 2020, a $167.6 million (14.6%) increase due to a $68.5 million decrease in additions to property, plant and equipment, a $27.4 million decrease in additions to intangible assets, and the $71.7 million increase in adjusted EBITDA.

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

Loss on valuation and translation of financial instruments: $1.3 million in 2020 compared with $0.8 million in 2019.

Charge for restructuring of operations and other items: $39.2 million in 2020 compared with $28.6 million in 2019, a $10.6 million increase.

●	A $30.7 million net restructuring charge was recognized in 2020 in connection with cost-reduction initiatives in the Corporation’s various segments ($9.8 million in 2019). An $8.5 million charge for impairment of assets was also recognized in 2020 in connection with restructuring initiatives ($18.8 million in 2019).

Income tax expense: $214.2 million in 2020 (effective tax rate of 25.7%), compared with $215.5 million in 2019 (effective tax rate of 26.3%), a $1.3 million favourable variance.

SEGMENTED ANALYSIS

Telecommunications

2020 operating results

Revenues: $3.62 billion in 2020, a $142.2 million (4.1%) increase.

●	Revenues from the mobile telephony service increased $57.8 million (9.6%) to $658.5 million, due primarily to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

●	Revenues from Internet access services increased $17.1 million (1.5%) to $1.13 billion, due mainly to an increase in the customer base, partially offset by a decrease in average per-subscriber revenues.
●	Revenues from television services decreased $70.8 million (-7.3%) to $903.6 million, due primarily to the impact of the net decrease in the customer base.
●	Revenues from the wireline telephony service decreased $2.7 million (-0.8%) to $338.4 million, mainly because of the impact of the net decrease in subscriber connections, largely offset by higher average per-connection revenues due in part to increases in some rates.
●	Revenues from customer equipment sales increased $139.1 million (51.6%) to $408.9 million, mainly because of the impact of equipment sales related to the Helix platform launched on August 27, 2019 and higher sales of mobile devices.
●	Other revenues increased $1.7 million (0.9%) to $181.8 million, mainly reflecting higher revenue at Club illico.

Total ABPU: Videotron’s total ABPU was $49.94 in 2020 compared with $50.00 in 2019, a $0.06 (-0.1%) decrease. Mobile ABPU was $50.85 in 2020, compared with $52.56 in 2019, a $1.71 (-3.3%) decrease due in part to a decrease in overage and roaming revenues caused by the COVID-19 public health crisis and the popularity of BYOD plans.

Customer statistics

RGUs - The total number of RGUs was 6,147,900 at December 31, 2020, an increase of 71,700 (1.2%) in 2020 compared with an increase of 85,900 in 2019 (Table 3).

Mobile telephony - The number of subscriber connections to the mobile telephony service stood at 1,481,100 at December 31, 2020, an increase of 150,600 (11.3%) in 2020 compared with an increase of 176,700 in 2019 (Table 3).

Internet access - The number of subscribers to the Internet access service stood at 1,796,800 at December 31, 2020, an increase of 69,500 (4.0%) in 2020 compared with an increase of 22,800 in 2019 (Table 3).

Television - The number of subscribers to television services stood at 1,475,600 at December 31, 2020, a decrease of 56,200 (-3.7%) in 2020 compared with a decrease of 65,500 in 2019 (Table 3).

Wireline telephony - The number of subscriber connections to the wireline telephony service stood at 924,700 at December 31, 2020, a decrease of 102,600 (-10.0%) in 2020 compared with a decrease of 86,600 in 2019 (Table 3).

OTT video - The number of subscribers to Ott video services stood at 469,700 at December 31, 2020, an increase of 10,400 (2.3%) in 2020 compared with an increase of 38,500 in 2019 (Table 3).

Adjusted EBITDA: $1.86 billion, a $61.0 million (3.4%) increase due primarily to:

●	impact of the net revenue increase.

Partially offset by:

●	net increase in operating expenses, due mainly to cost increases related to the popularity of the Helix platform, which continues to grow, partially offset by the impact of prudent management of other costs.

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

Adjusted cash flows from operations: $1.27 billion in 2020 compared with $1.13 billion in 2019 (Table 12). The $143.0 million (12.7%) increase was due primarily to a $57.2 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of set-top boxes and the postponement of some investments during the COVID-19 pandemic, as well as a $24.8 million decrease in additions to intangible assets, also due to the postponement of some investments, and the $61.0 million increase in adjusted EBITDA.

Media

2020 operating results

Revenues: $650.5 million in 2020, an $87.5 million (-11.9%) decrease.

●	Advertising revenues decreased by $54.1 million (-15.9%), mainly because of lower advertising revenues at TVA Network, the newspapers, magazines, specialty channels and Quebecor Out of Home, partly reflecting the impact of COVID-19.
●	Other revenues decreased $23.1 million (-12.3%), due primarily to a decrease in revenues from film and audiovisual services because of the suspension of film shoots during the COVID-19 pandemic, as well as a decrease in magazine distribution revenues.
●	Subscription revenues decreased by $10.3 million (-4.9%), mainly because of lower subscription revenues at the magazines and newspapers.

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

Adjusted cash flows from operations: $44.2 million in 2020 compared with $24.8 million in 2019 (Table 12). The $19.4 million (78.2%) increase was due to a $12.0 million decrease in additions to property, plant and equipment and to intangible assets, and the $7.4 million increase in adjusted EBITDA.

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

Adjusted cash flows from operations: $5.3 million in 2020 compared with $2.4 million in 2019 (Table 12). The $2.9 million favourable variance was due primarily to the $1.4 million increase in adjusted EBITDA and a $1.5 million decrease in additions to property, plant and equipment and to intangible assets.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussion of trends under "Trend Information" above, the risk factor analysis under "Item 3. Key Information - B. Risk Factors" above, and the financial risk analysis under "Financial Instruments and Financial Risk Management" below.

Operating activities

2021 financial year

Cash flows provided by continuing operating activities: $1.19 billion in 2021 compared with $1.50 billion in 2020.

The $300.7 million decrease was mainly due to:

●	$234.6 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts receivable, income tax payable, accounts payable and accrued charges, prepaid expenses and inventory, partially offset by the favourable variance in contract assets and deferred revenues;
●	$48.2 million increase in the cash portion of financial expenses;
●	$47.9 million increase in current income taxes.

Partially offset by:

●	$19.0 million increase in adjusted EBITDA;
●	$9.6 million favourable variance in the cash portion of restructuring of operations and other items.

The unfavourable net change in non-cash items related to operating activities and the increase in cash portion of financial expenses and in current income taxes had an unfavourable impact on cash flows provided by continuing operating activities in 2021 compared with 2020, while the increase in profitability had a favourable impact.

2020 financial year

Cash flows provided by continuing operating activities: $1.50 billion in 2020 compared with $1.25 billion in 2019.

The $242.8 million increase was primarily due to:

●	$288.8 million favourable net change in non-cash operating assets and liabilities, due primarily to favourable variances in income tax payable and accounts payable and accrued charges, partially offset by an increase in accounts receivable;
●	$61.0 million increase in adjusted EBITDA in the Telecommunications segment.

Partially offset by:

●	$101.7 million increase in current income taxes;
●	$20.9 million increase in the cash portion of the charge for restructuring of operations and other items.

The favourable net variance in income tax payable and in other non-cash items and the increase in the Telecommunications segment’s profitability had a favourable impact on cash flows provided by continuing operating activities in 2020 compared with 2019.

Working capital: $71.6 million at December 31, 2021, compared with negative $84.6 million at December 31, 2020. The $156.2 million favourable variance was due primarily to an increase in accounts receivable and inventory, partially offset by a decrease in cash and cash equivalents and in contract assets.

Investing activities

2021 financial year

Cash flows used for additions to property, plant and equipment: $428.2 million in 2021 compared with $446.2 million in 2020. The $18.0 million decrease mainly reflects a $13.5 million favourable net change in current non-cash items.

Cash flows used for additions to intangible assets: $1.02 billion in 2021 compared with $205.9 million in 2020. The $812.8 million increase mainly reflects Videotron’s acquisition of spectrum licences in the 3500 MHz band for a total of $830.0 million.

Proceeds from disposal of assets: $7.7 million in 2021 compared with $4.4 million in 2020.

Net business acquisitions: $21.0 million in 2021 compared with $47.1 million in 2020. The $26.1 million decrease reflects, in part, the acquisition of Télédistribution Amos inc. in 2020 in the Telecommunications segment.

Business disposals: $0.2 million in 2020.

Loans to the parent corporation: Reimbursement of $701.1 million in 2020.

●	In 2020, Quebecor fully reimbursed all loans due to the Corporation for a total net amount of $701.1 million. From 2018 to 2020, Quebecor entered into various loan agreements with the Corporation pursuant to which the Corporation made available to Quebecor, by way of one or multiple drawdowns, non-revolving unsubordinated or subordinated and unsecured loans. The loans bore interest at rates from 3.50% to 5.75%.

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

Proceeds from disposal of assets: $4.4 million in 2020 compared with $4.2 million in 2019.

Business acquisitions: $47.1 million in 2020 compared with $35.6 million in 2019.

●	Business acquisitions in 2020 consisted mostly of the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue in the Telecommunications segment, and of the Théâtre Capitole, a Québec City performance venue, in the Sports and Entertainment segment.

●	In 2019, business acquisitions consisted of the acquisition of the companies in the Serdy Média inc., Serdy Video Inc. and Incendo Media groups in the Media segment.

Business disposals: $0.2 million in 2020 compared with $260.7 million in 2019.

●	In 2019, business disposals consisted in the sale of the operations of the 4Degrees Colocation Inc. data centres.

Loans to the parent corporation: Reimbursement of $701.1 million in 2020, compared with loans of $105.0 million in 2019.

●	In 2020, Quebecor fully reimbursed all loans due to the Corporation for a total net amount of $701.1 million. From 2018 to 2020, Quebecor entered into various loan agreements with the Corporation pursuant to which the Corporation made available to Quebecor, by way of one or multiple drawdowns, non-revolving unsubordinated or subordinated and unsecured loans. The loans bore interest at rates from 3.50% to 5.75%.
●	In 2019, Quebecor made drawdowns of $78.0 million on the September 28, 2018 loan agreement and a drawdown of $27.0 million on the September 13, 2019 loan agreement with Quebecor Media.

Free cash flows from continuing operating activities2

2021 financial year

Free cash flows from continuing operating activities: $585.3 million in 2021 compared with $847.5 million in 2020 (Table 13).

The $262.2 million decrease was mainly due to:

●	$300.7 million decrease in cash flows provided by continuing operating activities.

Partially offset by:

●	$18.0 million decrease in cash flows used for additions to property, plant and equipment;
●	$17.2 million decrease in cash flows used for additions to intangible assets, excluding the spectrum licences.

2020 financial year

Free cash flows from continuing operating activities: $847.5 million in 2020 compared with $514.2 million in 2019 (Table 13).

The $333.3 million increase was due primarily to:

●	$242.8 million increase in cash flows provided by continuing operating activities;
●	$55.1 million decrease in cash flows used for additions to property, plant and equipment;
●	$35.2 million decrease in cash flows used for additions to intangible assets.

2 See “Non-IFRS Financial Measures” below.

Financing activities

2021 financial year

Consolidated debt (long-term debt plus bank indebtedness): $750.7 million increase in 2021; $214.8 million reduction in net assets related to derivative financial instruments.

●	Additions to debt in 2021 essentially consisted of:
o	issuance on January 22, 2021 by Videotron of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031 for net proceeds of $644.0 million, net of financing costs of $6.0 million;
o	issuance on June 17, 2021 by Videotron of $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million;
o	$285.0 million increase in Videotron’s drawings on its secured revolving credit facility.
●	Debt reductions in 2021 essentially consisted of:
o	early redemption by Videotron on July 6, 2021 of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021;
o	early redemption by Quebecor Media on July 5, 2021 of the entirety of its 6.625% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount, in accordance with a notice issued on June 3, 2021;
o	$22.6 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments;
o	$15.1 million decrease in TVA Group’s drawings on its secured revolving credit facility.
●	Assets and liabilities related to derivative financial instruments totalled a net asset of $597.1 million at December 31, 2020 compared with $382.3 million at December 31, 2021. The $214.8 million decrease was mainly due to:
o	unwinding of Videotron’s hedges in an asset position in connection with the early redemption on July 6, 2021 of its 5.000% Senior Notes in aggregate principal amount of US$800.0 million;
o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;
o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.
●	On February 15, 2022, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2022 to February 2023 and amend certain terms and conditions.
●	In December 2021, Investissement Québec granted TVA Group an interest free unsecured loan for a maximum amount of $25.0 million in order to support the construction of MELS’ fourth production studio. The loan contains certain restrictive covenants as well as typical representations and warranties. As of December 31, 2021, no amount was drawn on the unsecured loan.

2020 financial year

Consolidated debt (long-term debt plus bank indebtedness): $198.9 million reduction in 2020; $80.6 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

●	Debt reductions in 2020 essentially consisted of:
o	$116.1 million net reduction in drawings on the secured revolving credit facility of Videotron, TVA Group and Quebecor Media;
o	$71.4 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;
o	$28.8 million decrease in the bank indebtedness of Quebecor Media and Videotron.
●	Additions to debt in 2020 essentially consisted of:
o	$7.7 million increase in debt attributable to changes in fair value related to hedged interest risk.
●	Assets and liabilities related to derivative financial instruments totalled a net asset of $597.1 million at December 31, 2020 compared with $677.7 million at December 31, 2019. The $80.6 million net unfavourable variance was mainly due to the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.
●	On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions of the facility.

Financial Position

Net available liquidity: $1.57 billion at December 31, 2021 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.51 billion in available unused revolving credit facilities and $56.8 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $6.48 billion at December 31, 2021, a $750.7 million increase compared with December 31, 2020; $214.8 million reduction in net assets related to derivative financial instruments (see "Financing activities" above).

●	Consolidated debt essentially consisted of Videotron’s $5.38 billion debt ($4.11 billion at December 31, 2020); TVA Group’s $12.0 million debt ($28.8 million at December 31, 2020); and Quebecor Media’s $1.09 billion debt ($1.59 billion at December 31, 2020).

As at December 31, 2021, minimum principal payments on long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2022	$12.0
2023	1,374.2
2024	758.2
2025	400.0
2026	375.0
2027 and thereafter	3,590.1
Total	$6,509.5

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.2 years as of December 31, 2021, compared with 4.3 years as of December 31, 2020. After taking into account hedging instruments, the debt consisted of approximately 92.4% fixed-rate debt (96.1% at December 31, 2020) and 7.6% floating-rate debt (3.9% at December 31, 2020).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At December 31, 2021, the Corporation was in compliance with all required financial ratios.

Distributions paid and dividends declared and paid

A total of $565.0 million in dividends was declared by the Board of Directors of Quebecor Media and paid to the shareholder in 2021 ($1.19 billion in distributions in 2020 ($996.1 million in reduction of paid-up capital and $190.0 million in dividends)).

Board of directors

After a period of reflection in recent months, Mr. Normand Provost announced that he was leaving his position as director after 17 years on the board of directors of Quebecor Media. Over the years, Mr. Provost has notably acted as a member of the Executive Committee of Quebecor Media and as Chairman of the Audit and Risk Management Committee of Quebecor Media and Videotron.

Analysis of consolidated balance sheet

Table 5

Consolidated balance sheet of Quebecor Media

Analysis of main variances between December 31, 2021 and 2020

(in millions of Canadian dollars)

	Dec. 31, 2021[1]	Dec. 31, 2020	Difference	Main reasons for difference
Assets

Cash and cash equivalents	$65.1	$137.3	$(72.2)	Cash flows used in investing activities
Accounts receivable	744.9	563.4	181.5	Impact of current variances in activities, including increased financing of equipment sales, and current portion of government credits receivable for major capital projects
Contract assets	129.4	174.9	(45.5)	Increased financing of equipment sales
Inventories	282.6	250.7	31.9	Impact of current variances in activity
Property, plant and equipment	3,023.1	3,153.0	(129.9)	Depreciation for the period less additions to property, plant and equipment
Intangible assets	2,344.1	1,466.7	877.4	Acquisition of spectrum in the 3500 MHz band, additions to intangible assets and business acquisitions, less amortization for the period
Derivative financial instruments[2]	382.3	597.1	(214.8)	See "Financing activities"
Other assets	510.8	432.1	78.7	Impact of current variances in operating activities, including the impact of increased financing of equipment sales, and the impact of investing activities

Liabilities

Income taxes[3]	39.9	66.0	(26.1)	Current disbursements less current income taxes for the period
Long-term debt, including short-term portion and bank indebtedness	6,480.0	5,729.3	750.7	See "Financing activities"
Other liabilities	271.5	392.7	(121.2)	Gain on remeasurement of defined benefit plans less upward adjustment of liabilities related to dismantling of assets
1	The “restricted cash” and “deferred subsidies” line items are combined for purposes of the analysis.
2	Long-term assets less long-term liabilities.
3	Current liabilities less current assets.

ADDITIONAL INFORMATION

Contractual obligations

At December 31, 2021, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 6 below shows a summary of these contractual obligations.

Table 6

Contractual obligations of Quebecor Media as of December 31, 2021

(in millions of Canadian dollars)

		Under 1			5 years
	Total	year	1-3 years	3-5 years	or more
Long-term debt[1]	$6,509.5	$12.0	$2,132.4	$775.0	$3,590.1
Interest payments on long-term debt[2]	1,355.8	246.3	442.4	337.3	329.8
Lease liabilities	210.1	39.2	67.7	38.4	64.8
Interest payments on lease liabilities	50.3	9.1	13.3	8.5	19.4
Additions to property, plant and equipment and other commitments	1,473.8	322.1	449.9	315.1	386.7
Derivative financial instruments[3]	(332.8)	1.6	(354.2)	—	19.8
Total contractual obligations	$9,266.7	$630.3	$2,751.5	$1,474.3	$4,410.6
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2021.
3	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Significant commitments included in Table 6

Videotron has 20-year service sharing and exchange agreements with Rogers Communications Inc. to build out and operate an LTE network in Québec and the Ottawa area. It also has an agreement with Comcast Corporation to develop an innovative Internet Protocol Television (“IPTV”) delivery solution, as well as agreements for the roll-out of LTE-A and 5G technologies and the purchase of mobile devices.  As at December 31, 2021, the balance of those commitments stood at $425.2 million.

The Quebecor Out of Home division has agreements with various Québec transit commissions for the installation and maintenance of bus shelters, and for advertising rights on bus shelters and buses. As at December 31, 2021, the balance of those commitments stood at $96.3 million.

In the normal course of business, the Media segment, through TVA Group, contracts commitments regarding broadcast rights for television programs, sporting events and films, as well as distribution rights for audiovisual content. As at December 31, 2021, the balance of those commitments stood at $459.4 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $37.4 million in 2022, based on the most recent financial actuarial reports filed (contributions of $39.0 million were paid in 2021).

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved.

Operating transactions

During the year ended December 31, 2021, the Corporation incurred expenses with affiliated corporations in the amount of $13.3 million ($12.6 million in 2020 and $7.0 million in 2019), which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $4.6 million (none in 2020). The Corporation made sales to affiliated corporations in the amount of $7.8 million ($3.7 million in 2020 and $3.8 million in 2019). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2021, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2020 and 2019), and incurred management fees of $2.2 million ($2.2 million in 2020 and in 2019) with shareholders. These transactions were accounted for at the consideration agreed between the parties.

Tax transactions

In 2021, the parent corporation transferred $7.0 million of non-capital losses ($38.7 million in 2020 and $59.0 million in 2019) to the Corporation in exchange for a cash consideration of $1.8 million ($10.0 million in 2020 and $14.9 million in 2019). These transactions were accounted for at the consideration agreed between the parties.

Advance from the parent corporation

The advance from the parent corporation bears interest at the Canadian prime rate plus 1% and has no maturity date.

Off-balance sheet arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items on the consolidated balance sheets.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued on the consolidated balance sheets with respect to these indemnifications.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, advance from the parent corporation, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Table 7

Description of derivative financial instruments at December 31, 2021 1
(in millions of dollars)

Foreign exchange forward contracts

	CAN dollar average
	exchange rate	Notional	Notional
Maturity	per one U.S. dollar	amount sold	amount bought
Videotron
Less than 1 year	1.2578	$177.4	US$	141.0

Hedged item	Hedging instrument
					CAN dollar
					exchange rate on
				Annual interest rate	interest and
	Period			on notional amount	capital payments
	covered	Notional amount		in CAN dollars	per one U.S. dollar
Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759

Videotron
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109

Cross-currency swaps

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for 2021, 2020 and 2019 are summarized in Table 8.

Table 8

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2021	2020	2019
Loss on the ineffective portion of fair value hedges	$0.4	$1.1	$0.6
Loss on the ineffective portion of cash flow hedges	0.1	0.2	0.2
	$0.5	$1.3	$0.8

A $0.4 million gain on cash flow hedges was recorded under other comprehensive income in 2021 (loss of $17.1 million in 2020 and gain of $73.8 million in 2019).

Fair Value of Financial Instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2021 and 2020 were as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2021		2020
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(6,509.5)	$(6,615.3)	$(5,740.5)	$(6,169.2)
Derivative financial instruments[2]
Foreign exchange forward contracts	0.9	0.9	(8.0)	(8.0)
Cross-currency swaps	381.4	381.4	605.1	605.1
1	The carrying value of long-term debt excludes the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $348.1 million as of December 31, 2021 ($552.5 million at December 31, 2020) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $34.2 million as of December 31, 2021 ($44.6 million at December 31, 2020).

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2021, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $913.4 million ($790.2 million as of December 31, 2020).

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default to collect amounts receivable from customers, including contract assets.

As of December 31, 2021, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions As of December 31, 2021, the provision for expected credit losses represented 2.0% of the gross amount of trade receivables and contract assets (2.6% as of December 31, 2020), while 6.9% of trade receivables were 90 days past their billing date (5.0% as of December 31, 2020).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2021 and 2020:

	2021	2020
Balance at beginning of year	$20.8	$19.6
Changes in expected credit losses charged to income	17.2	17.4
Write-off	(19.5)	(16.2)
Balance at end of year	$18.5	$20.8

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.2 years as of December 31, 2021, compared with 4.3 years as of December 31, 2020.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2021, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2021 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of $0.10	$0.7	$35.1
Decrease of $0.10	(0.7)	(35.1)

A variance of $0.10 in the 2021 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $8.8 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2021.

A variance of 10% in the exchange rate of CAN dollar per one Turkish Lira as of December 31, 2021 would have resulted in a variance of $3.2 million of the loss on translation of investments in foreign associates in the consolidated statements of comprehensive income.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. After taking into account hedging instruments, the debt consisted of approximately 92.4% fixed-rate debt, compared with 96.1% at December 31, 2020, and 7.6% floating-rate debt, compared with 3.9% at December 31, 2020.

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2021 was $4.7 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments, as of December 31, 2021, as per the Corporation’s valuation models, is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of 100 basis points	$(0.7)	$(5.2)
Decrease of 100 basis points	0.7	5.2

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

The Corporation’s capital structure is composed of equity, bank indebtedness, advance from the parent corporation, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and loans to the parent corporation. The capital structure as of December 31, 2021 and 2020 is as follows:

Table 10

Capital structure of Quebecor Media
(in millions of Canadian dollars)

	2021	2020
Bank indebtedness	$—	$1.7
Advance from the parent corporation	21.6	16.9
Long-term debt	6,480.0	5,727.6
Lease liabilities	210.1	203.2
Derivative financial instruments	(382.3)	(597.1)
Cash and cash equivalents	(65.1)	(137.3)
Net liabilities	6,264.3	5,215.0
Equity	$1,562.0	$1,420.4

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

In August 2021, a competitor launched legal proceedings in Federal Court contesting the awarding of licences in the 3500 MHZ band in Western Canada to Videotron. This case is currently before the Court.

On August 15, 2019, the CRTC issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

Critical Accounting Policies and Estimates

Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

●	the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;
●	the entity can identify each party’s rights regarding the goods or services to be transferred;
●	the entity can identify the payment terms for the goods or services to be transferred;
●	the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and
●	it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” on the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

Telecommunications

The Telecommunications segment provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration can be comprised of an upfront fee or a number of monthly installments for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

●	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and OTT video services are recognized when services are provided;
●	revenues from equipment sales to subscribers are recognized when the equipment is delivered;
●	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and
●	wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets on the consolidated balance sheets. Contract assets are realized over the term of the contract.

Media

The Media segment recognizes each of its main activities’ revenues as follows:

●	advertising revenues are recognized when the advertising is aired on television, is featured in newspapers or magazines or is displayed on the digital properties or on transit shelters;
●	revenues from subscriptions to specialty television channels or to online publications are recognized on a monthly basis at the time service is provided or over the period of the subscription;
●	revenues from the sale or distribution of newspapers and magazines are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;
●	soundstage and equipment rental revenues are recognized over the rental period;
●	revenues derived from speciality film and television services are recognized when services are provided; and
●	revenues from distribution of audiovisual content are recognized when the content has been delivered and accepted in accordance with the conditions of the licence or distribution agreement.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

●	revenues from the sale or distribution of books and entertainment products are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;
●	revenues from venue rental, ticket sales (including season tickets) and sales from food concessions are recognized when the events take place and/or goods are sold, as the case may be;
●	revenues from the rental of suites are recognized ratably over the period of the agreement;
●	revenues from the sale of advertising in the form of venue signage or sponsorships are recognized ratably over the period of the agreement; and
●	revenues derived from sporting and cultural event management are recognized when services are provided.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units ("CGUs"), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews, at each balance sheet date, whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

The net book value of goodwill as at December 31, 2021 was $2.72 billion, and the net book value of intangible assets with indefinite useful lives as at December 31, 2021 was $1.57 billion.

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

The Corporation generally enters into the following types of derivative financial instruments.

●	The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.
●	The Corporation uses cross-currency swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.
●	The Corporation has established a hedge ratio of one for one for all its hedging relationships as the underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows.

●	For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates cash flows of the hedged items.
●	For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.
●	Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Under hedge accounting, the Corporation applies the following accounting policies.

●	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
●	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated “other comprehensive income” are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis on the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

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

Remeasurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income.

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

Share-based compensation

Stock-based awards to employees that call for settlement in cash, deferred share units (“DSUs”) or performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected that the plan will be carried out.

Provisions are reviewed at each consolidated balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

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

Business acquisitions

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the acquired business are recognized at their fair value at the acquisition date. Goodwill is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed.

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

Interpretation of laws and regulations

Interpretation of laws and regulations, including those of the CRTC and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

Tax credits and government assistance

The Corporation has access to several government programs designed to support large investment projects, the roll-out of high-speed Internet services in various regions of Québec, production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Emergency Wage Subsidy program available during the health crisis. The Corporation also receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

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

Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation incremental borrowing rate or the interest rate implicit in the lease at that date. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interest on lease liabilities is recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and income (loss) from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 11 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor Media’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2021 and 2020 presented in Table 11 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 11

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended			ended
	December 31			December 31
	2021	2020	2019	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,875.7	$1,864.4	$1,803.4	$466.5	$481.7
Media	83.4	82.2	74.8	28.8	45.6
Sports and Entertainment	20.4	8.7	7.3	4.2	2.1
Head Office	(5.9)	(0.7)	(2.6)	(1.2)	(2.4)
	1,973.6	1,954.6	1,882.9	498.3	527.0
Depreciation and amortization	(784.7)	(804.1)	(751.2)	(197.8)	(213.8)
Financial expenses	(325.9)	(277.8)	(282.9)	(77.6)	(66.8)
Loss on valuation and translation of financial instruments	(0.5)	(1.3)	(0.8)	(0.1)	(0.8)
Restructuring of operations and other items	(4.1)	(39.2)	(28.6)	(7.8)	(6.1)
Loss on debt refinancing	(80.9)	—	—	—	—
Income taxes	(196.8)	(214.2)	(215.5)	(56.9)	(60.8)
Income (loss) from discontinued operations	—	33.2	97.5	—	(0.6)
Net income	$580.7	$651.2	$701.4	$158.1	$178.1

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 12 and 13 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2021 and 2020 presented in tables 12 and 13 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 12

Adjusted cash flows from operations

(in millions of Canadian dollars)

}}
				Three months
	Years ended			ended
	December 31			December 31
	2021	2020	2019	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,875.7	$1,864.4	$1,803.4	$466.5	$481.7
Media	83.4	82.2	74.8	28.8	45.6
Sports and Entertainment	20.4	8.7	7.3	4.2	2.1
Head Office	(5.9)	(0.7)	(2.6)	(1.2)	(2.4)
	1,973.6	1,954.6	1,882.9	498.3	527.0
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(391.5)	(402.1)	(459.3)	(75.0)	(103.9)
Media	(20.3)	(14.3)	(24.0)	(9.7)	(7.6)
Sports and Entertainment	(0.8)	(0.6)	(1.3)	(0.4)	(0.4)
Head Office	(0.4)	(0.5)	(1.4)	—	—
	(413.0)	(417.5)	(486.0)	(85.1)	(111.9)
Additions to intangible assets:[2]
Telecommunications	(145.6)	(194.0)	(218.8)	(33.2)	(60.7)
Media	(24.6)	(23.7)	(26.0)	(7.6)	(7.2)
Sports and Entertainment	(3.5)	(2.8)	(3.6)	(1.3)	(0.5)
Head Office	(3.3)	(1.2)	(0.7)	(1.1)	(1.1)
	(177.0)	(221.7)	(249.1)	(43.2)	(69.5)
Adjusted cash flows from operations
Telecommunications	1,338.6	1,268.3	1,125.3	358.3	317.1
Media	38.5	44.2	24.8	11.5	30.8
Sports and Entertainment	16.1	5.3	2.4	2.5	1.2
Head Office	(9.6)	(2.4)	(4.7)	(2.3)	(3.5)
	$1,383.6	$1,315.4	$1,147.8	$370.0	$345.6

	Years ended			Three months ended
[1] Reconciliation to cash flows used for additions to property, plant and	December 31			December 31
equipment as per consolidated financial statements:	2021	2020	2019	2021	2020
Additions to property, plant and equipment	$(413.0)	$(417.5)	$(486.0)	$(85.1)	$(111.9)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(15.2)	(28.7)	(15.3)	(6.6)	(10.3)
Cash flows used for additions to property, plant and equipment	$(428.2)	$(446.2)	$(501.3)	$(91.7)	$(122.2)

	Years ended			Three months ended
[2] Reconciliation to cash flows used for additions to intangible assets as per	December 31			December 31
consolidated financial statements:	2021	2020	2019	2021	2020
Additions to intangible assets	$(177.0)	$(221.7)	$(249.1)	$(43.2)	$(69.5)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(11.7)	15.8	8.0	1.1	48.7
Cash flows used for licence acquisitions	(830.0)	—	(255.8)	(664.0)	—
Cash flows used for additions to intangible assets	$(1,018.7)	$(205.9)	$(496.9)	$(706.1)	$(20.8)

Table 13

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2021	2020	2019	2021	2020
Adjusted cash flows from operations from Table 12	$1,383.6	$1,315.4	$1,147.8	$370.0	$345.6
Plus (minus)
Cash portion of financial expenses	(318.0)	(269.8)	(275.0)	(75.9)	(64.8)
Cash portion related to restructuring of operations and other items	(22.0)	(31.6)	(9.8)	(7.5)	(5.4)
Current income taxes	(256.6)	(208.7)	(107.0)	(65.4)	(27.7)
Other	8.4	3.7	2.9	2.5	(0.2)
Net change in non-cash balances related to operating activities	(183.2)	51.4	(237.4)	(15.4)	(36.4)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(15.2)	(28.7)	(15.3)	(6.6)	(10.3)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(11.7)	15.8	8.0	1.1	48.7
Free cash flows from continuing operating activities	585.3	847.5	514.2	202.8	249.5
Plus (minus)
Cash flows used for additions to property, plant and equipment	428.2	446.2	501.3	91.7	122.2
Cash flows used for additions to intangible assets (excluding licence acquisitions and renewals)	188.7	205.9	241.1	42.1	20.8
Proceeds from disposal of assets	(7.7)	(4.4)	(4.2)	(1.5)	(0.8)
Cash flows provided by continuing operating activities	$1,194.5	$1,495.2	$1,252.4	$335.1	$391.7

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT video services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

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

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, OTT video, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A -Directors and Senior Management 1

The following table sets forth certain information concerning Quebecor Media’s directors and executive officers at March 10, 2022:

Name and Municipality of Residence	Age	Position
THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D Montréal, Québec	83	Director and Chairman of the Board

SYLVIE LALANDE, ASC-C.Dir (3) Lachute, Québec	71	Director, Vice Chair and Lead Director

CHANTAL BÉLANGER, FCPA, FCGA, ASC-C.Dir(1) Blainville, Québec	69	Director and Chair of the Audit and Risk Management Committee

ANDRÉ P. BROSSEAU (1) (2) (3) Montréal, Québec	60	Director

MICHÈLE COLPRON, FCPA, FCA, ASC (1), Saint-Lambert, Québec	58	Director

LISE CROTEAU, FCPA, FCA, ASC (3) Mont-Tremblant, Québec	61	Director

ROBERT PARÉ (2) Westmount, Québec	67	Director

ÉRIK PÉLADEAU Sainte-Adèle, Québec	67	Director

PIERRE KARL PÉLADEAU Montréal, Québec	60	President and Chief Executive Officer

MARC M. TREMBLAY Montréal, Québec	61	Chief Operating Officer and Chief Legal Officer

HUGUES SIMARD Montréal, Québec	55	Chief Financial Officer

PATRICK JUTRAS Sutton, Québec	53	Senior Vice President and Chief Advertising Officer

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	42	Vice President and Treasurer

LYNE ROBITAILLE Laval, Québec	59	Senior Vice President, Newspapers, Books and Magazines, and President and Publisher, Journal de Montréal

DENIS SABOURIN Mille-Isles, Québec	61	Vice President and Corporate Controller

MARTIN TREMBLAY Québec, Québec	46	Chief Operating Officer, Quebecor Sports & Entertainment Group

MATHIEU TURBIDE Longueuil, Québec	51	Vice President, Digital Content, Quebecor and Vice President, NumériQ

JONATHAN LEE HICKEY Montréal, Québec	47	Senior Vice President, Legal Affairs and Corporate Secretary
(1)	Member of the Audit and Risk Management Committee
(2)	Member of the Executive Committee
(3)	Member of the Human Resources and Corporate Governance Committee

1 Mr. Normand Provost acted as Director, Chair of the Audit and Risk Management Committee and member of the Executive Committee during the entirety of the year 2021. On February 24, 2022, following the close of the period covered by this annual report, Mr. Normand Provost, announced his resignation, effective the same day.

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

Chantal Bélanger, Director and Chair of the Audit and Risk Management Committee. Ms. Bélanger has been a Director and member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to 2019, she was a Director, Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and served on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She was a Director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a Director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a Director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a Director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chairs its Audit Committee. Ms. Bélanger is a Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA, FCGA) and holds a certificate in Corporate Governance from the CAS. She is also a qualified corporate director (ASC). Ms. Bélanger has been the Chair of the Board of the CAS since September 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a Director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director, member of the Audit and Risk Management Committee and of the Human Resources and Corporate Governance Committee, and Chair of the Executive Committee. Mr. Brosseau has been a Director and member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 12, 2016. He has also been a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017 and has been Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He was until the sale of the company in the summer of 2021, a Director, Chair of the Audit Committee and Chair of the Compensation Committee for DMD Digital Health Connections Group Inc., a company of which he was one of the five founders, and that provides digital solutions for pharmaceutical companies. Mr. Brosseau is Vice Chair and owner of Qintess (formerly Grupo Cimcorp Brazil), an IT company specializing in digital transformation and telecommunication infrastructure management with more than 3,000 employees. Mr. Brosseau was President of Blackmont Capital Markets in Toronto until June 2009 and then served as Chair of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC, mostly based in Toronto. Most recently he was Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc., as well as a member of the Executive Committee. Mr. Brosseau holds a bachelor’s degree (B.Sc.) in Politics and a master’s degree (M.Sc.) in Political Science from the Université de Montréal.

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

Robert Paré, Director and member of the Executive Committee. Mr. Paré has been a Director of Quebecor and Quebecor Media since June 19, 2014. Since February 2018, he has been a Strategic Advisor for the law firm Fasken Martineau DuMoulin LLP where he previously held the position of Senior Partner specializing in governance and corporate and commercial law. Mr. Paré currently serves as a Director and a member of the Conduct Review and Governance Committee and of the Human Resources Committee of National Bank of Canada. Mr. Paré is currently a member of the Boards of the Institute of Corporate Directors of Canada and the Institute for Research in Immunology and Cancer (IRIC). Mr. Paré has been a Director for several other companies, including Essilor Group Canada Inc., Groupe BMTC Inc., ADF Group Inc., and RONA Inc., where he served on the Nominating and Governance Committee from April 2009 to May 2016 and on the Human Resources and Compensation Committee from May 2012 to May 2016. Mr. Paré has a bachelor’s degree in Law from Université Laval. He is a member of the Québec Bar.

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

Pierre Karl Péladeau, President and Chief Executive Officer. Mr. Péladeau was appointed President and Chief Executive Officer of Quebecor and Quebecor Media on February 15, 2017. He is also President of Videotron since June 2021 and is assuming, on an interim basis, the responsibilities of President of TVA Group. Prior to that, Mr. Péladeau entered politics in 2014. He ran as the Parti Québécois candidate in Saint-Jérôme riding and was elected to Québec’s National Assembly in April 2014. He became the party’s leader on May 15, 2015 and served as Leader of the Official Opposition in the National Assembly until May 2, 2016. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. Namely, Mr. Péladeau was a Director of Quebecor Media from August 2000 to March 2014 and of Quebecor from April 1992 until March 2014. In May 2013, he was appointed Chairman of the Board of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and was also appointed Vice Chairman of the Board of Directors of Quebecor. Mr. Péladeau was President and Chief Executive Officer of Quebecor Media and of Quebecor from April 2009 until May 2013. Mr. Péladeau has chaired numerous other boards of Directors, namely La Fondation de l’entrepreneurship (2011-2014) and Hydro-Québec (2013-2014). Mr. Péladeau is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

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

Lyne Robitaille, Senior Vice President, Newspapers, Books and Magazines, and President and Publisher, Journal de Montréal. Ms. Robitaille was appointed to her current position in June 2021. She has occupied many management positions at Quebecor’s newspaper business since joining the organization in 1988. Ms. Robitaille graduated from HEC Montréal with a Bachelor’s degree in accounting in 1985. She is a member of the Ordre des comptables professionnels agréés du Québec.

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

Jonathan Lee Hickey, Senior Vice President, Legal Affairs and Corporate Secretary. Mr. Hickey was promoted to the position of Senior Vice President, Legal Affairs and Corporate Secretary of Quebecor and Quebecor Media in March 2022. He was previously Vice President, Legal Affairs and Corporate Secretary, a position he held since December 2016. Prior to that date, he was Senior Director and Manager, Legal Affairs (2015-2016) and Director, Legal Affairs (2013-2016) of Quebecor Media. He previously worked at Heenan Blaikie and Alcan (now Rio Tinto). A graduate of McGill University, University of Ottawa, Université du Québec à Montréal and College of Europe, he is a member of the Québec Bar and the Law Society of Ontario.

Certain developments in 2021

●	Starting August 1, 2021, Marc M. Tremblay, Chief Operating Officer and Chief Legal Officer of Quebecor Inc. began gradually reducing his responsibilities toward a retirement. Mr. Tremblay has agreed to remain until at least March 31, 2022 and until his retirement date is determined.
●	On June 4, 2021, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, was named President of Videotron following the departure of Jean-François Pruneau.
●	Starting April 14, 2021, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, assumed the duties of interim President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, during the leave of absence of France Lauzière, President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content. On October 29, 2021, Ms. Lauzière resigned from her position as President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, for the same reasons. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, continues to serve as Acting President of TVA Group and Quebecor Content.

B -   Compensation

Compensation of Directors

The table below indicates the compensation received by Quebecor Media’s Directors for the financial year ended December 31, 2021:

Compensation for the financial year ended December 31, 2021(1)	$
Chair of the Board(2)	390,000
Vice Chair of the Board and Lead Director	20,000
Base compensation of Directors	110,000
Chair of the Audit and Risk Management Committee	30,000
Chair of the Human Resources and Corporate Governance Committee	26,000
Members of the Audit and Risk Management Committee (except Chair)	15,000
Members of the Human Resources and Corporate Governance Committee (except Chair)	17,000
Members of the Executive Committee	5,000
(1)	All Directors of Quebecor also act as Directors of Quebecor Media. Fees are borne on a pro rata basis between the two corporations.
(2)	The Chair of the Board does not receive additional compensation for acting as Director.

All of Quebecor Media’s Directors are reimbursed for travel and other reasonable expenses incurred in attending meetings of the Board of Directors or of one of its committees.

From January 1 to December 31, 2021, the amount of compensation (including benefits in kind) paid to Quebecor Media’s Directors for services in all capacities to Quebecor and Quebecor Media and its subsidiaries (other than TVA Group) was $1,598,173. None of Quebecor Media’s Directors have contracts with it or any of its subsidiaries that provide for benefits upon termination of employment.

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

Compensation of Executive Officers

Compensation of Quebecor Media’s senior executive officers is composed primarily of base salary and the payment of short-term and mid-term cash bonuses. Cash bonuses are generally tied to the achievement of financial performance indicators and strategic objectives, and they may vary from 33% to 100% of base salary depending upon the level of responsibilities of the senior executive officer. Quebecor Media’s executive compensation package is also complemented by long-term incentives in the form of stock options.

For the financial year ended December 31, 2021, Quebecor Media’s senior executive officers, as a group, received aggregate compensation of $7,8 million for services they rendered in all capacities during 2021, which amount includes base salary, bonuses and benefits in kind.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 7.8% of all of the outstanding common shares of Quebecor Media) have been set aside for Directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries. Quebecor Media’s Human Resources and Corporate Governance Committee is responsible for the administration of this stock option plan and, as such, designates the participants under the stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33⅓% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2021, no options were granted under this plan to officers and employees of Quebecor Media and its subsidiaries. During the year ended December 31, 2021, a total of 47,950 options were exercised by officers and employees of Quebecor Media and its subsidiaries, for aggregate gross value realized of $3,200,000. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2021, no options were outstanding.

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

During the year ended December 31, 2021, 100,000 options to purchase Quebecor Class B Shares were granted to officers and employees of Quebecor Media and its subsidiaries. As of December 31, 2021, a total of 2,379,600 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $30.58 per share, were outstanding (of which 202,260 were vested at that date). The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2021 was $28.55.

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

During the year ended December 31, 2021, no options to purchase TVA Group Class B Shares were granted to officers and employees of TVA Group. As of December 31, 2021, a total of 369,503 options to purchase TVA Group Class B Shares, with a weighted average exercise price of $2.09 per share, were outstanding (of which 48,832 were vested at that date). The closing sale price of the TVA Group Class B Shares on the TSX on December 31, 2021 was $2.82.

Quebecor’s DSU plan

On July 13, 2016, Quebecor established a DSU plan for its employees and those of its subsidiaries based on Quebecor Class B shares and also on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares or TVA Group Class B shares. As of December 31, 2021, 96,909 DSUs based on Quebecor Class B shares and 25,416 DSUs based on TVA Group Class B shares were outstanding.

TVA Group’s DSU plan

On July 10, 2016, TVA Group established a DSU plan for its employees based on TVA Group Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B shares. As of December 31, 2021, 102,648 DSUs were outstanding.

For more information on the compensation plans described above, refer to Note 21 to Quebecor Media’s audited consolidated financial statements for the year ended December 31, 2021 included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Quebecor Media and its subsidiaries maintain a pension plan for their executive officers. The higher pension benefits under the Quebecor Media plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age, which is 65 years of age, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in payment thereof in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $171,000. An executive officer contributes to the plan an amount equals to 5% of his or her salary up to a maximum of $8,550 as of December 31, 2021. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount Quebecor Media contributed for the year ended December 31, 2021 to provide the pension benefits to its senior executives, as a group, was $419,400. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by it to all participants, refer to Note 28 to its audited consolidated financial statements for the year ended December 31, 2021 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years:

	Years of Participation
Compensation	10	15	20	25	30
$170,000 or more	$34,200	$51,300	$68,400	$85,500	$102,600

C -   Board Practices

In accordance with Quebecor Media’s charter, its Board of Directors may consist of at least one Director and no more than 20 Directors. Its Board of Directors currently consists of eight Directors. Each Director serves a one-year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of death, removal or other cause.

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which Quebecor Media’s Directors and senior management have served in that office.

Executive Committee

The Executive Committee of Quebecor Media’s Board of Directors is currently composed of three members, namely Messrs. André P. Brosseau, Robert Paré and Érik Péladeau. Mr. Brosseau is the Chairman of Quebecor Media’s Executive Committee. The Committee has and may exercise all the powers of the Board of Directors, subject to the restrictions that shall be imposed by the Board of Directors from time to time and by the Business Corporations Act (Québec). However, the Committee does not have the power to grant options or DSUs which power has already been delegated by the Board of Directors to its Human Resources and Corporate Governance Committee.

Audit and Risk Management Committee

Quebecor Media’s Audit and Risk Management Committee is currently composed of three Directors, namely Ms. Chantal Bélanger and Ms. Michèle Colpron and Mr. André P. Brosseau. Ms. Bélanger is the Chair of Quebecor Media’s Audit and Risk Management Committee. Quebecor Media’s Board of Directors has determined that more than one of the members of the Audit and Risk Management Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Quebecor Media’s Board of Directors has adopted the mandate of its Audit and Risk Management Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Quebecor Media’s Audit and Risk Management Committee assists Quebecor Media’s Board of Directors in overseeing i) the effectiveness of internal and financial controls and reporting, ii) the quality and integrity of the presentation of the financial statements and financial information and iii) the processes of identifying and managing enterprise risks. Quebecor Media’s Audit and Risk Management Committee also oversees its compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of Quebecor Media’s Audit and Risk Management Committee provides, among other things, that its Audit and Risk Management Committee reviews Quebecor Media’s annual and quarterly financial statements before they are submitted to its Board of Directors, as well as the financial information contained in its annual reports on Form 20-F, Quebecor Media’s management’s discussion and analysis of financial condition and results of operations, its quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews Quebecor Media’s accounting policies and practices; and discusses with Quebecor Media’s independent auditors the scope of their audit, as well as its auditors’ recommendations and observations with respect to the audit, its accounting policies and financial reporting, and the responses of its management with respect thereto. Quebecor Media’s Audit and Risk Management Committee is also responsible for ensuring that Quebecor Media has in place adequate and effective internal control and management information systems to monitor its financial information and to ensure that its transactions with related parties are made on terms that are fair for Quebecor Media. Quebecor Media’s Audit and Risk Management Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to its independent auditor, and submits the appropriate recommendations to Quebecor Media’s Board of Directors in connection with these services and fees. Quebecor Media’s Audit and Risk Management Committee also reviews the scope of the audit and the results of the examinations conducted by its internal audit department. In addition, Quebecor Media’s Audit and Risk Management Committee recommends the appointment of its independent auditors, subject to its shareholders’ approval. At least every five years, Quebecor Media’s Audit and Risk Management Committee carries out an assessment of the external auditor. It also reviews and approves its Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, controller, principal financial officer and other persons performing similar functions. Lastly, it also reviews and oversees risk management, particularly including operational risks related to information technology, cybersecurity as well as financial, fraud and regulatory risks, and oversees the effectiveness of the measures put in place to control these risks.

Human Resources and Corporate Governance Committee

Quebecor Media’s Human Resources and Corporate Governance Committee is composed of Ms. Sylvie Lalande, Ms. Lise Croteau and Mr. André P. Brosseau. Ms. Lalande is the Chair of Quebecor Media’s Human Resources and Corporate Governance Committee. Quebecor Media’s Human Resources and Corporate Governance Committee was formed with the mandate to examine and decide upon Quebecor Media’s global compensation and benefits policies and those of its subsidiaries that do not have a Human Resources and Corporate Governance Committee, including certain matters relating to compensation. Quebecor Media’s Human Resources and Corporate Governance Committee is also responsible for the review, on an annual basis, of the compensation of its Directors, and of corporate governance matters.

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

D -   Employees

As of December 31, 2021, Quebecor Media had 9,172 employees on a consolidated basis. As of December 31, 2020 and 2019, Quebecor Media had 9,787 and 10,038 employees on a consolidated basis, respectively. A number of its employees work part-time. The following table sets forth certain information relating to its employees in each of its operating segments as of December 31, 2021:

		Number of employees
	Total	under	Number of
	number	collective bargaining	collective bargaining
Business segments	of employees	agreements	agreements
Telecommunications	5,841	3,511	5
Videotron	5,795	3,473	4
Other	46	38	1
Media	2,703	1,150	20
MediaQMI	250	127	6
TVA Group	1,815	864	9
Other	638	159	5
Sports and Entertainment	458	105	2
Corporate	170	—	—
Total	9,172	4,766	27

As of December 31, 2021, 52% of Quebecor Media’s employees were represented by collective bargaining agreements. Through its subsidiaries, Quebecor Media is party to a total of 27 collective bargaining agreements:

●	Videotron is party to four collective bargaining agreements representing 3,473 unionized employees. The collective bargaining agreement covering 2,542 unionized employees in the Montréal region was renewed on June 21, 2021 and is valid until December 31st, 2025. There are also two collective bargaining agreements covering unionized employees in the Québec City (467 unionized employees) and Saguenay regions (223 unionized employees), which expired on December 31, 2021 and for which negotiations are in progress. The collective bargaining agreement covering 241 unionized employees in the Gatineau region expired on August 31, 2021. Negotiations are in progress for this agreement.

●	One other collective bargaining agreement covering 38 unionized employees of our subsidiary, SETTE Inc., expired on December 31, 2018. The negotiation phase is currently underway.
●	MediaQMI is party to six collective bargaining agreements, representing 127 unionized employees. Of these six collective bargaining agreements, one is valid until December 31st, 2024, one is valid until June 30th, 2023, and another is valid until June 30th, 2022. Two will expire in December 2022, and another one will expire in April 2023.
●	TVA Group is party to nine collective bargaining agreements, representing 864 unionized employees. Of these nine collective bargaining agreements, one is valid until December 31st, 2024. Five agreements are expired, with one of these currently in the negotiation phase. Two other agreements will expire on December 31st, 2022, and another will expire on December 31st, 2023.
●	Other subsidiaries of the Media segment are party to various collective agreements, representing 159 unionized employees:

Entities	Employees	Terms	Comments
RéseauQMI Mirabel – Office	43	12/31/2021	Negociations in progress
Mirabel – Expedition	47	12/31/2022	None
RéseauQMI Québec –Warehouse/Office	14	09/30/2024	None
Mirabel – Printing / Maintenance	30	05/30/2026	None
RéseauQMI Mirabel – Warehouse	25	12/31/2022	None

●	Quebecor Media’s Sports and Entertainment segment is party to two collective bargaining agreements, representing 108 unionized employees:

Entities	Employees	Terms	Comments
Édition CEC	28	12/31/2022	None
ADP - Sogides	77	12/31/2021	Negociations in progress

Quebecor Media currently has no labour disputes, nor do it currently anticipates any such labour dispute in the near future. Quebecor Media can neither predict the outcome of current or future negotiations relating to labour disputes, if any, union representation or renewal of collective bargaining agreements, nor guarantee that it will not experience work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations.

If Quebecor Media’s unionized workers engage in a strike or any other form of work stoppage, Quebecor Media could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could adversely affect its business, assets, financial position, results of operations and reputation. Even if Quebecor Media does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect its business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict Quebecor Media’s ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of its collective bargaining agreements.

D -Share Ownership

Except as disclosed under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” of this annual report, none of Quebecor Media’s equity securities are held by any of its Directors or senior executive officers. For a description of Quebecor Media’s stock option plan, see “B. Compensation” above.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A -         Major Shareholders

Quebecor Media is a wholly owned subsidiary of Quebecor. The primary asset of Quebecor, a communications holding company, is its interest in Quebecor Media.

To the knowledge of Quebecor Media’s Directors and officers and according to public information available, the only person or company which, as at March 10, 2022, beneficially owned or exercised control or direction over more than 10% of the shares of any class of voting shares of Quebecor was Pierre Karl Péladeau.

% of voting
rights
attached to
	Number of	% of	Number of	% of	outstanding
	Class A Shares	Class A Shares	Class B Shares	Class B Shares	Class A and
Name	held	held	held	held	B Shares
Pierre Karl Péladeau	69,873,856	90.76%	829,040	0.51%	75.05%

B -         Certain Relationships and Related Party Transactions

Related Party Transactions

The following describes transactions in which Quebecor Media and its Directors, executive officers and affiliates are involved.

Operating transactions

During the year ended December 31, 2021, Quebecor Media incurred expenses with affiliated corporations in the amount of $13.3 million ($12.6 million in 2020 and $7.0 million in 2019), which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $4.6 million (none in 2020 and 2019). Quebecor Media made sales to affiliated corporations in the amount of $7.8 million ($3.7 million in 2020 and $3.8 million in 2019). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with Quebecor Media. Under these management arrangements, the parent corporation and Quebecor Media provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of Quebecor Media’s executive officers, who also serve as executive officers of the parent corporation. In 2021, Quebecor Media received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2020 and 2019), and incurred management fees of $2.2 million ($2.2 million in 2020 and 2019) with shareholders. These transactions were accounted for at the consideration agreed between the parties.

Tax transactions

In 2021, the parent corporation transferred $7.0 million of non-capital losses ($38.7 million in 2020 and $59.0 million in 2019) to Quebecor Media in exchange for a cash consideration of $1.8 million ($10.0 million in 2020 and $14.9 million in 2019). These transactions were accounted for at the consideration agreed between the parties.

Advances from the Parent Corporation

The advance from the parent corporation is bearing interest at Canadian prime rate plus 1% and has no maturity date.

C -Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A -         Consolidated Statements and Other Financial Information

The consolidated balance sheets of Quebecor Media as of December 31, 2021 and 2020, and the consolidated statements of income, comprehensive income, equity and cash flows of Quebecor Media for each of the years in the three-year period ended December 31, 2021, as well as the Report of the Independent Registered Public Accounting Firm thereon, are presented in “Item 18. Financial Statements” of this annual report (beginning on page F-1).

B -         Legal Proceedings

Quebecor Media and its subsidiaries are involved in a number of legal proceedings as defendants or plaintiffs which are pending. In the opinion of Quebecor Media’s management, the outcome of these proceedings is not expected to have a material adverse effect on Quebecor Media’s results or financial position.

C -         Dividend Policy and Dividends

Dividend Policies and Payments

Quebecor Media’s authorized share capital consists of (i) common shares, (ii) Cumulative First Preferred Shares, consisting of Series A Shares, Series B Shares, Series C Shares, Series D Shares, Series F Shares and Series G Shares, and (iii) Preferred Shares, Series E. As of December 31, 2021, the Corporation’s issued and outstanding share capital was as follows:

79,377,062.24 common shares outstanding, all of which were held, directly or indirectly, by Quebecor.

Holders of Quebecor Media’s common shares are entitled, subject to the rights of the holders of any Preferred Shares, to receive such dividends as its Board of Directors shall determine in its discretion. In 2021, the Board of Directors of Quebecor Media declared and paid aggregate cash dividend on its common shares of $565 million. In November 2020, aggregate cash distributions in the form of a reduction of paid-up capital of Quebecor Media’s common shares were paid in the amount of $996 million by way of shareholders’ resolution. In 2020, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on its common shares of $190 million. In 2019, the Board of Directors of Quebecor Media declared and paid aggregate cash dividends on its common shares of $100 million. Quebecor Media currently expects, to the extent permitted by its Articles of Incorporation, the terms of its indebtedness and applicable law, to continue to pay dividends to its shareholders or reduce paid-up capital in the future.

Holders of Quebecor Media’s Series A Shares are entitled to receive fixed cumulative preferred dividends at a rate of 12.5% per share per annum. The dividends declared on the Series A Shares are payable semi-annually on a cumulative basis on January 14 and July 14 of each year. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.

Holders of Quebecor Media’s Series B Shares are entitled to receive a cumulative cash dividend, when, as and if declared by the Board of Directors. The dividend shall be payable only upon conversion of the Series B Shares into Common shares. Dividends are determined by the Board of Directors in accordance with its Articles of Incorporation.

Holders of Quebecor Media’s Series C Shares are entitled to receive fixed cumulative preferred dividends at a rate of 11.25% per share per annum. The dividends declared on the Series C Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.

Holders of Quebecor Media’s Series D Shares are entitled to receive fixed cumulative preferred dividends at a rate of 11.0% per share per annum. The dividends declared on the Series D Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.

Holders of Quebecor Media’s Series E Shares are entitled to receive a maximum non-cumulative preferred monthly dividend at a rate of 1.25% per month, calculated on the redemption price of the Series E Shares when, as and if declared by the Board of Directors. The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.

Holders of Quebecor Media’s Series F Shares are entitled to receive fixed cumulative preferred dividends at a rate of 10.85% per annum per share. The dividends declared on the Series F Shares are payable semi-annually on a cumulative basis on January 14 and July 14 of each year. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.

Holders of Quebecor Media’s Series G Shares are entitled to receive fixed cumulative preferred dividends at a rate of 10.85% per annum per share. The dividends declared on the Series G Shares are payable semi-annually on a cumulative basis on June 20 and December 20 of each year. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.

D -            Significant Changes

Except as otherwise disclosed in this annual report (including under “Item 5. Operating and Financial Review and Prospects”), there has been no significant change in Quebecor Media’s financial position since December 31, 2016.

ITEM 9 — THE OFFER AND LISTING

A -         Offer and Listing Details

Not applicable.

B -         Plan of Distribution

Not applicable.

C -         Markets

Outstanding Notes

On October 11, 2012, Quebecor Media issued and sold US$850.0 million aggregate principal amount of its 5¾% Senior Notes due 2023 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. Its 5¾% Senior Notes due 2023 are unsecured and are due on January 15, 2023, with cash interest payable semi-annually in arrears on June 15 and December 15 of each year. In connection with the private placement of the 5¾% Senior Notes due 2023, Quebecor Media filed a registration statement on Form F-4 with the SEC on April 10, 2013 and completed the registered exchange offer on May 21, 2013. As a result of this exchange offer, Quebecor Media’s 5¾% Senior Notes due 2023 issued on October 11, 2012 have been registered under the Securities Act.

There is currently no established trading market for Quebecor Media’s Senior Notes. There can be no assurance as to the liquidity of any market that may develop for its outstanding Senior Notes, the ability of the holders of any such Senior Notes to sell them or the prices at which any such sales may be made. Quebecor Media has not and does not presently intend to apply for a listing of its outstanding Senior Notes on any exchange or automated dealer quotation system. The record holder of Quebecor Media’s 5¾% Senior Notes due 2023 is Cede & Co., a nominee of The Depository Trust Company.

D -           Selling Shareholders

Not applicable.

E -            Dilution

Not applicable.

F -            Expenses of the Issuer

Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A -         Share Capital

In addition to the Corporation’s common shares, its authorized share capital is comprised of (i) Cumulative First Preferred Shares, Series A, or Series A Shares; (ii) Cumulative First Preferred Shares, Series B, or Series B Shares; (iii) Cumulative First Preferred Shares, Series C, or Series C Shares; (iv) Cumulative First Preferred Shares, Series D, or Series D Shares; (v) Preferred Shares, Series E, or Series E Shares; (vi) Cumulative First Preferred Shares, Series F, or Series F Shares; and (vii) Cumulative First Preferred Shares, Series G, or Series G Shares. As of December 31, 2021, there were no issued and outstanding preferred shares.

B -         Memorandum and Articles of Association

On January 17, 2013, Quebecor Media’s Articles of Incorporation and the various Articles of Amendment were consolidated, as permitted by the Business Corporations Act (Québec). These Articles of Consolidation are filed as an exhibit to this annual report. In this description, Quebecor Media refers to its Articles of Consolidation as the “Articles”. The following is a summary of certain provisions of its Articles and its by-laws.

Quebecor Media was incorporated, in Canada, under Part IA of the Companies Act (Québec) as 9093-9687 Québec Inc. on August 8, 2000 under registration number 1149501992. Since its coming into force on February 14, 2011, Quebecor Media is governed by the Business Corporations Act (Québec). On August 18, 2000, a Certificate of Amendment was filed to change Quebecor Media’s name to Media Acquisition Inc. Its name was further changed to Quebecor Media Inc. on September 26, 2000. Its Articles do not describe its object and purpose.

1. (a)

Quebecor Media’s by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which Quebecor Media is a party. A director must also disclose a contract or transaction to which Quebecor Media and any of the following are a party:

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

No director may vote on a resolution to approve, amend or terminate the contract or transaction, or be present during deliberations concerning the approval, amendment or termination of such a contract or transaction unless the contract or transaction:

a)	relates primarily to the remuneration of the director or an associate of the director as a director of Quebecor Media or any of its affiliates;
b)	relates primarily to the remuneration of the director or an associate of the director as an officer, employee or mandatary of Quebecor Media or any of its affiliates, if Quebecor Media is not a reporting issuer;
c)	is for the indemnification of the directors in certain circumstances or liability insurance taken out by Quebecor Media;
d)	is with an affiliate of Quebecor Media, and the sole interest of the director is as a director or officer of the affiliate.
(b)	Neither the Articles nor the by-laws of Quebecor Media contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.
(c)

Subject to any restriction which may from time to time be included in the Articles or its by-laws, or the terms, rights or restrictions of any of its shares or securities outstanding, its directors may authorize Quebecor Media to borrow money and obtain advances upon the credit of the Corporation, from any bank, corporation, firm, association or person, upon such terms and conditions, in all respects, as they think fit. The directors may authorize the issuance of bonds or other evidences of indebtedness of the Corporation, and may authorize the pledge or sale of the same upon such terms and conditions, in all respects, as they think fit. The directors are also authorized to hypothecate the property, undertaking and assets, movable or immovable, of the Corporation to secure payment for any bonds or other evidences of indebtedness or otherwise give guarantees to secure the payment of loans.

Neither the Articles nor its by-laws contain any provision with respect to (i) the retirement or non-retirement of its directors under an age limit requirement or (ii) the number of shares, if any, required for the qualification of its directors.

2.

The rights, preferences and restrictions attaching to the Corporation’s common shares, Cumulative First Preferred Shares (consisting of the Series A Shares, the Series B Shares, the Series C Shares, the Series D Shares, the Series F Shares and the Series G Shares) and its Preferred Shares, Series E are set forth below:

Common Shares

(a)	Dividend rights: Subject to the rights of the holders of the Corporation’s Preferred Shares, each common share shall be entitled to receive such dividends as the Board of Directors shall determine.
(b)	Voting rights: The holders of the Corporation’s common shares shall be entitled to receive notice of any meeting of the shareholders and to attend and vote on all matters to be voted on by the shareholders, except at meetings at which only the holders of another specified series or class of shares are entitled to vote. At each such meeting, each common share shall entitle the holder thereof to one vote.
(c)	Rights to share in the Corporation’s profits: Other than as provided in paragraph (a) above (the holders of common shares are entitled to receive dividends as determined by the Board of Directors) and paragraph (d) below (the holders of common shares are entitled to participation in its remaining property and assets available for distribution in the event of the Corporation’s liquidation, dissolution or reorganization), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, whether voluntarily or involuntarily, the holders of common shares shall be entitled, subject to the rights of the holders of Preferred Shares, to participate equally, share for share, in the remaining property and assets available for distribution to the shareholders, without preference or distinction.
(e)	Redemption provisions: None
(f)	Sinking fund provisions: None
(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that its directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. Its directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of shares: None

Cumulative First Preferred Shares

The Corporation’s Board of Directors may issue Cumulative First Preferred Shares at any time and from time to time in one or more series. Unless the Articles otherwise provide, the Cumulative First Preferred Shares of each series shall rank on parity with the Cumulative First Preferred Shares of every other series with respect to priority in the payment of dividends, return of capital and in the distribution of the Corporation’s assets in the event of its liquidation or dissolution. Unless the Articles otherwise provide, the Cumulative First Preferred Shares shall be entitled to priority over the common shares and any other class of shares, with respect to priority in the payment of dividends, return of capital and in the distribution of assets in the event of liquidation or dissolution.

As long as there are Cumulative First Preferred Shares outstanding, the Corporation shall not, unless consented to by the holders of the Cumulative First Preferred Shares and upon compliance with the provisions of the Business Corporations Act (Québec), (a) create any other class of shares ranking pari passu or in priority to any outstanding series of the Cumulative First Preferred Shares, (b) voluntarily liquidate or dissolve itself or execute any decrease of capital involving the distribution of assets on any other shares of the Corporation’s capital stock or (c) repeal, amend or otherwise alter any provisions of the Articles relating to any series of the Cumulative First Preferred Shares.

Cumulative First Preferred Shares, Series A (Series A Shares)

(a)	Dividend rights: The holders of record of the Series A Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 12.5% per share per annum. No dividends may be paid on any shares ranking junior to the Series A Shares unless all dividends which shall have become payable on the Series A Shares have been paid or set aside for payment.
(b)	Voting rights: Holders of Series A Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of shareholders unless the Corporation shall have failed to pay certain semi-annual dividends on the Series A Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series A Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series A Share shall entitle the holder thereof to one vote.
(c)	Rights to share in the Corporation’s profits: Except as provided in paragraph (a) above (the holders of Series A Shares are entitled to receive a 12.5% cumulative preferential dividend) and paragraph (d) below (the holders of Series A Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto in the event of the Corporation’s liquidation, dissolution or reorganization), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series A Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series A Share and any accumulated and unpaid dividends with respect thereto.
(e)	Redemption provisions: Holders of Series A Shares may require the Corporation to redeem the Series A preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, the Corporation may, at its option, redeem the Series A Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.
(f)	Sinking fund provisions: None.
(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that the directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Series A Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series B (Series B Shares)

(a)	Dividend rights: The holders of record of the Series B Shares shall be entitled to receive a single cumulative dividend, payable in cash, in an amount to be determined by the Corporation’s Board of Directors in accordance with the Articles, which dividend, once determined by the Board of Directors, shall be paid on the date of conversion of the Series B Shares into common shares. No dividends may be paid on any shares ranking junior to the Series B Shares unless all dividends which shall have become payable on the Series B Shares have been paid or set aside for payment.

(b)	Voting rights: Holders of Series B Shares, as such, shall not be entitled to receive notice of, and to attend or vote at, any meeting of the shareholders, unless the Corporation shall have failed to pay the dividend due to such holders. In that event and only for so long as the said dividend remains in arrears, the holders of Series B Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series B Share shall entitle the holder thereof to one vote.
(c)	Rights to share in the Corporation’s profits: Except as provided in paragraph (a) above (the holders of Series B Shares are entitled to receive the dividend referred to in paragraph (a) above) and paragraph (d) below (the holders of the Series B Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share and the dividend referred to in paragraph (a) above in the event of liquidation, dissolution or reorganization), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series B Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1.00 per Series B Share held and the dividend referred to in paragraph (a) above.
(e)	Redemption provisions: Holders of Series B Shares may require the Corporation to redeem the Series B Shares at any time at a price of $1.00 per share plus the dividend referred to in paragraph (a) above. In addition, the Corporation may, at its option, redeem the Series B Shares at a price of $1.00 per share plus the dividend referred to in paragraph (a) above.
(f)	Sinking fund provisions: None.
(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that the directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Series B Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series C (Series C Shares)

(a)	Dividend rights: The holders of record of the Series C Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series C Shares unless all dividends which shall have become payable on the Series C Shares have been paid or set aside for payment.
(b)	Voting rights: Holders of Series C Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the shareholders unless the Corporation shall have failed to pay certain dividends on the Series C Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series C Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series C Share shall entitle the holder thereof to one vote.

(c)	Rights to share in the Corporation’s profits: Except as provided in paragraph (a) above (the holders of Series C Shares are entitled to receive a 11.25% cumulative preferential dividend) and paragraph (d) below (the holders of Series C Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto in the event of the Corporation’s liquidation, dissolution or reorganization), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series C Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series C Share and any accumulated and unpaid dividends with respect thereto.
(e)	Redemption provisions: Holders of Series C Shares may require the Corporation to redeem the Series C preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, the Corporation may, at its option, redeem the Series C Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.
(f)	Sinking fund provisions: None.
(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that the directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Series C Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series D (Series D Shares)

(a)	Dividend rights: The holders of record of the Series D Shares shall be entitled to receive in each fiscal year fixed cumulative preferred dividends at the rate of 11.0% per share per annum. No dividends may be paid on any shares ranking junior to the Series D Shares unless all dividends which shall have become payable on the Series D Shares have been paid or set aside for payment.
(b)	Voting rights: Holders of Series D Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the shareholders unless the Corporation shall have failed to pay certain dividends on the Series D Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series D Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series D Share shall entitle the holder thereof to one vote.
(c)	Rights to share in the Corporation’s profits: Except as provided in paragraph (a) above (the holders of Series D Shares are entitled to receive a 11.0% cumulative preferential dividend) and paragraph (d) below (the holders of Series D Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto in the event of the Corporation’s liquidation, dissolution or reorganization), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series D Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series D Share and any accumulated and unpaid dividends with respect thereto.

(e)	Redemption provisions: Holders of Series D Shares may require the Corporation to redeem the Series D preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, the Corporation may, at its option, redeem the Series D Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.
(f)	Sinking fund provisions: None.
(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that its directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Series D Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series F (Series F Shares)

(a)	Dividend rights: The holders of record of the Series F Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series F Shares unless all dividends which shall have become payable on the Series F Shares have been paid or set aside for payment.
(b)	Voting rights: Holders of Series F Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of its shareholders unless the Corporation shall have failed to pay eight semi-annual dividends on the Series F Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series F Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series F Share shall entitle the holder thereof to one vote.
(c)	Rights to share in the Corporation’s profits: Except as provided in paragraph (a) above (holders of Series F Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series F Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto in the event of its liquidation, dissolution or reorganization), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series F Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series F Share and any accumulated and unpaid dividends with respect thereto.
(e)	Redemption provisions: Holders of Series F Shares may require the Corporation to redeem the Series F preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, the Corporation may, at its option, redeem the Series F Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.
(f)	Sinking fund provisions: None.

(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that the directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Series F Shares as a result of such holders owning a substantial number of shares: None.

Cumulative First Preferred Shares, Series G (Series G Shares)

(a)	Dividend rights: The holders of record of the Series G Shares shall be entitled to receive in each fiscal year fixed cumulative semi-annual dividends at the rate of 10.85% per share per annum. No dividends may be paid on any shares ranking junior to the Series G Shares unless all dividends which shall have become payable on the Series G Shares have been paid or set aside for payment.
(b)	Voting rights: Holders of Series G Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the shareholders unless the Corporation shall have failed to pay eight semi-annual dividends on the Series G Shares. In that event and only for so long as the dividend remains in arrears, the holders of Series G Shares shall be entitled to receive notice of, and to attend and vote at, all shareholders’ meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series G Share shall entitle the holder thereof to one vote.
(c)	Rights to share in the Corporation’s profits: Except as provided in paragraph (a) above (holders of Series G Shares are entitled to receive a 10.85% cumulative preferential semi-annual dividend) and paragraph (d) below (the holders of Series G Shares are entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto in the event of the Corporation’s liquidation, dissolution or reorganization), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series G Shares shall be entitled to receive, in preference to the holders of common shares, an amount equal to $1,000 per Series G Share and any accumulated and unpaid dividends with respect thereto.
(e)	Redemption provisions: Holders of Series G Shares may require the Corporation to redeem the Series G preferred shares at any time at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, the Corporation may, at its option, redeem the Series G Shares at a price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.
(f)	Sinking fund provisions: None.
(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that the directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Series G Shares as a result of such holders owning a substantial number of shares: None.

Preferred Shares

Preferred Shares, Series E (Series E Shares)

(a)	Dividend rights: The holders of record of the Series E Shares shall be entitled to receive a maximum non-cumulative preferential monthly dividend at the rate of 1.25% per share per month, which dividend shall be calculated based on the redemption price (the amount equal to the aggregate consideration for such share). The Series E Shares rank senior to the common shares but junior to the Series A Shares, Series B Shares, Series C Shares and Series D Shares.
(b)	Voting rights: Holders of Series E Shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of the shareholders.
(c)	Rights to share in the Corporation’s profits: Except as provided in paragraph (a) above (the holders of Series E Shares are entitled to receive a 1.25% maximum non-cumulative preferential monthly dividend) and paragraph (d) below (the holders of Series E Shares are entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above), none.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Series E Shares shall be entitled to receive, in preference to the holders of common shares, but subsequent to the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares, an amount equal to the redemption price of the Series E Shares held and the amount of any declared but unpaid dividends on the Series E Shares referred to in paragraph (a) above.
(e)	Redemption provisions: Holders of Series E Shares may require the Corporation to redeem the Series E preferred shares at any time at a price equal to the redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The redemption price shall be equal to the aggregate consideration received for such share.
(f)	Sinking fund provisions: None.
(g)	Liability to capital calls by the Corporation: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that the directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of its share capital on such terms and conditions, for such consideration not contrary to law or to the Business Corporations Act (Québec) and as determined by the Board of Directors. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Series E Shares: None.

3.

Actions necessary to change the rights of shareholders: For a description of the action necessary to change the rights of holders of Cumulative First Preferred Shares, see “Cumulative First Preferred Shares” in section 2 above. As regards the Preferred Shares, Series E, Quebecor Media will not, unless consented to by the holders of the Series E Shares and upon compliance with the provisions of the Business Corporations Act (Québec), repeal, amend or otherwise alter any provisions of the Articles relating to the Series E Shares. Under the general provisions of the Business Corporations Act (Québec), (i) Quebecor Media’s Articles may be amended by the affirmative vote of the holders of two-thirds (⅔) of the votes cast by the shareholders at a special meeting, and (ii) its by-laws may be amended by its Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval.

4.

Shareholder Meetings: Quebecor Media’s by-laws and the Business Corporations Act (Québec) provide that the annual meeting of its shareholders shall be held within fifteen (15) months after the last preceding annual meeting. All shareholders meetings shall be held within the province of Québec at the place and time determined by its Board of Directors and may be called by order of its Board of Directors.

Quebecor Media’s by-laws provide that notice specifying the place, date, time and purpose of any meeting of its shareholders shall be sent to all the shareholders entitled to vote and to each director at least 21 days but not more than 60 days before the meeting by any means providing proof of the date of sending at the addresses indicated in its records.

Quebecor Media’s chairman of the board or, in his absence, its vice-chair of the board, if any, or in his absence, its president and chief executive officer or any other person that may be named by the board shall preside at all meetings of its shareholders. If the person who is to chair the meeting is not present at the meeting within 15 minutes after the time appointed for the meeting, the shareholders present choose one of their own to chair of the board the meeting.

Quebecor Media’s by-laws provide that a quorum of shareholders is present at a shareholders meeting if, at the opening of the meeting, one or several holders of 50% or more of the shares that carry the right to vote at the meeting are present in person or represented by proxy.

5.

Limitations on right to own securities: There are regulations related to the ownership and control of Canadian broadcast undertakings as described under “Item 4 — Information on the Corporation — Regulation”. There is no limitation imposed by Canadian law or by the Articles or Quebecor Media’s other constituent documents on the right of non-residents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “CTCCOCR”). Under the CTCCOCR, the holding corporation of a Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the holding corporation of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33⅓%.

6.

Provisions that could have the effect of delaying, deferring or preventing a change of control: The Articles provide that none of its shares may be transferred without the consent of the directors expressed in a resolution duly adopted by them.

A register of transfers containing the date and particulars of all transfers of shares of its share capital shall be kept either at its head office or at any other place designated by the Board of Directors.

7.	Not applicable.
8.	Not applicable.
9.	Not applicable.

C-           Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Quebecor Media or any of its subsidiaries is a party, for the two years preceding publication of this annual report.

(a)

Indenture relating to $500,000,000 of Quebecor Media’s 6⅝% Senior Notes due January 15, 2023, dated as of October 11, 2012, by and between Quebecor Media, and Computershare Trust Company of Canada, as trustee.

On October 11, 2012, Quebecor Media issued $500,000,000 aggregate principal amount of its 6⅝% Senior Notes due January 15, 2023 pursuant to an Indenture, dated as of October 11, 2012, by and between Quebecor Media and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2023. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by Quebecor Media’s subsidiaries. These senior notes are redeemable, at Quebecor Media’s option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than Quebecor Media’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. In 2021, Quebecor Media redeemed and retired the entire principal amount outstanding of its 6⅝% Senior Notes due January 15, 2023.

(b)

Indenture relating to US$850,000,000 of Quebecor Media’s 5¾% Senior Notes due January 15, 2023 dated as of October 11, 2012, by and between Quebecor Media, and U.S. Bank National Association, as trustee.

On October 11, 2012, Quebecor Media issued US$850,000,000 aggregate principal amount of its 5¾% Senior Notes due January 15, 2023 pursuant to an Indenture dated as of October 11, 2012, by and between Quebecor Media and U.S. Bank National Association, as trustee. These senior notes are unsecured and mature on January 15, 2023. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are not guaranteed by Quebecor Media’s subsidiaries. These senior notes are redeemable, at Quebecor Media’s option, under certain circumstances and at the “make-whole” redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Quebecor Media and certain of its subsidiaries and customary events of default. If an event of default occurs and is continuing, other than Quebecor Media’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately.

(c)

Amended and Restated Credit Agreement, dated as of June 14, 2013, as amended, by and among Quebecor Media, as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of America, N.A., as administrative agent.

Quebecor Media’s senior secured credit facilities currently provide for a $300,000,000 revolving credit facility (“Revolving Facility”) that matures on July 15, 2022 and a US$350,000,000 term credit facility (“Facility B”) which was reduced to zero and cancelled following its repayment in full on July 15, 2019. Quebecor Media’s senior secured credit facilities also provide it with the ability to borrow up to an additional amount of $800,000,000 (minus the equivalent amount in Canadian dollars of Facility B as of August 1, 2013) under an uncommitted incremental facility (or increase to the Revolving Facility or Facility B), subject to absence of default and lenders being willing to fund the incremental amount. Quebecor Media may draw letters of credit under its Revolving Facility. The proceeds of its senior secured credit facilities may be used for its general corporate purposes.

Borrowings under the Revolving Facility bear interest at the Canadian prime rate, the U.S. prime rate, the bankers’ acceptance rate or U.S. LIBOR, plus, in each case, an applicable margin. With regard to Canadian prime rate advances and U.S. prime rate advances under the Revolving Facility, the applicable margin is determined by Quebecor Media’s Leverage Ratio (as defined in its senior secured credit facilities) and ranges from 0.45% when this ratio is less than or equal to 2.25x to 1.75% when this ratio is greater than 4.5x. With regard to bankers’ acceptances and letters of credit under the Revolving Facility, the applicable margin ranges from 1.45% when Quebecor Media’s Leverage Ratio is less than or equal to 2.25x to 2.75% when this ratio is greater than 4.5x. With regard to LIBOR advances under the Revolving Facility, the applicable margin ranges from 1.45% when Quebecor Media’s Leverage Ratio is less than or equal to 2.25x to 2.75% when this ratio is greater than 4.5x. Specified commitment fees or drawing fees may also be payable. Borrowings under the Revolving Facility are repayable in full on July 15, 2022.

Borrowings under Quebecor Media’s senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec and security agreement (subject to certain permitted encumbrances) on all of its movable property and first-ranking pledges of all of the shares (subject to certain permitted encumbrances) of Videotron.

Quebecor Media’s senior secured credit facilities contain customary covenants that restrict and limit its ability to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, incur indebtedness and enter into related party transactions. In addition, Quebecor Media’s senior secured credit facilities contain customary financial covenants solely for the benefit of lenders under the Revolving Facility. Quebecor Media’s senior secured credit facilities contain customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Quebecor Media and its material subsidiaries (including Videotron), and the occurrence of a change of control.

(d)

Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, Videotron issued US$800,000,000 aggregate principal amount of its 5% Senior Notes due July 15, 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on July 15, 2022. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. In 2021, Videotron redeemed and retired the entire principal amount outstanding of its 5% Senior Notes due July 15, 2022.

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

(k)

Indenture relating to US$500,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2029, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On June 17, 2021, Videotron issued US$500,000,000 aggregate principal amount of its 3⅝% Senior Notes due June 15, 2029, pursuant to an Indenture, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2029. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(l)

Indenture relating to $750,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2028, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2021, Videotron issued $750,000,000 aggregate principal amount of its 3⅝% Senior Notes due June 15, 2028, pursuant to an Indenture, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2028. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

D-    Exchange Controls

There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of Quebecor Media’s securities, other than withholding tax requirements. Canada has no system of exchange controls. See “— Taxation — Canadian Material Federal Income Tax Considerations for Residents of the United States” below.

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of Quebecor Media on the right of a non-resident to hold voting shares of Quebecor Media, other than as provided by the Investment Canada Act (Canada), as amended, in particular, by the Canada-United States-Mexico Agreement (Canada) (“CUSMA”), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or CUSMA.

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Corporation — Regulation”.

E-    Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of Quebecor Media’s 5¾% Senior Notes due 2023 issued on October 11, 2012 (the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code or U.S. Holders subject to the 3.8% Medicare tax on net investment income) or to U.S. Holders that may be subject to special rules under U.S. federal income tax law, including:

●	dealers in stocks, securities or currencies;
●	persons using a mark-to-market accounting method;
●	banks and financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	tax-exempt organizations;
●	persons holding notes as part of a hedging or conversion transaction or a straddle;
●	persons deemed to sell notes under the constructive sale provisions of the Code;
●	persons who or that are, or may become, subject to the expatriation provisions of the Code;
●	persons whose functional currency is not the U.S. dollar;
●	persons required to accelerate the recognition of any item of gross income with respect to any of the notes as a result of such income being recognized on an applicable financial statement;
●	entities taxes as a partnership or the partners therein; and
●	direct, indirect or constructive owners of 10% or more, of the voting power or value, of Quebecor Media’s outstanding shares.

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

For purposes of this summary, “U.S. Holder” means the beneficial holder of a note who or that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;
●	a corporation or other entity treated as a corporation, formed or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) if a valid election is in effect to treat the trust as a U.S. person.

Quebecor Media has not sought and will not seek any opinion of U.S. legal counsel or rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.

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

In certain circumstances Quebecor Media may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of their expected maturity. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made, or if such payments are incidental. Quebecor Media believes the likelihood that it will make any such payments is remote and/or that such payment will be incidental. Therefore, Quebecor Media does not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Quebecor Media’s determination that these contingencies are remote and/or incidental is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Quebecor Media’s determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If Quebecor Media pays additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

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

Sale, Exchange or Retirement of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:

●	the amount realized (or the U.S. dollar value thereof if received in a foreign currency) less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income; and
●	the U.S. Holder’s adjusted tax basis in the note.

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

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of the sale or other disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

●	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalty of perjury within a reasonable time after the request for the TIN;
●	furnishes an incorrect TIN;
●	is notified by the IRS that it has failed to report properly interest or dividends; or
●	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

A U.S. Holder can generally avoid the application of the backup withholding rules by properly completing and submitting the IRS Form W-9 included with the Letter of Transmittal. A U.S. Holder that does not provide Quebecor Media with its correct TIN also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is properly and timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

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

F-    Dividends and Paying Agents

Not applicable.

G-    Statement By Experts

Not applicable.

H-    Documents on Display

You may read and copy documents referred to in this annual report that have been filed with the SEC at the Public Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information that Quebecor Media has furnished electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at Quebecor Media’s offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

I-    Subsidiary Information

Not applicable.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quebecor Media uses certain financial instruments, such as cross-currency swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with its obligations and are not used for trading or speculation purposes.

Foreign Currency Risk and Interest Rate Risk

Most of Quebecor Media’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Quebecor Media has entered into transactions to hedge the foreign currency risk exposure on its U.S. dollar-denominated debt obligations outstanding as of December 31, 2021, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, Quebecor Media’s sensitivity to variations in foreign exchange rates is economically limited.

Some of Quebecor Media’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by Quebecor Media bear interest at fixed rates. Quebecor Media has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2021, after taking into account hedging instruments, debt consisted of approximately 92.4% fixed-rate debt, compared with 96.1% as at December 31, 2020, and 7.6% floating-rate debt, compared with 3.9% as at December 31, 2020.

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2021 was $4.7 million.

Credit Risk

Credit risk is the risk of financial loss to Quebecor Media if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2021, the gross carrying amount of trade receivables and contract assets, including their long-term portion, was $913.4 million ($790.2 million as of December 31, 2020).

In the normal course of business, Quebecor Media continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2021, no customer balance represented a significant portion of Quebecor Media’s consolidated trade receivables. Quebecor Media is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2021, the provision for expected credit losses represented 2.0% of the gross amount of accounts receivable and contract assets (2.6% as of December 31, 2020), while 6.9% of trade receivables were 90 days past their billing date (5.0% as of December 31, 2020).

Quebecor Media believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. Quebecor Media does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, Quebecor Media is exposed to the risk of non-performance by a third party. When Quebecor Media enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Quebecor Media’s risk-management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis, but at least quarterly.

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

Principal Repayments

As of December 31, 2021, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, are as follows:

Twelve month period ending December 31,
(in millions)

2022	12.0
2023	1,374.2
2024	758.2
2025	400.0
2026	375.0
2027 and thereafter	3,590.1
Total	6,509.5

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A -         None.

B -         Not applicable.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A -          Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

B -           Use of Proceeds

Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Chief Financial Officer, together with members of Quebecor Media’s senior management, have carried out an evaluation of the effectiveness of Quebecor Media’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Quebecor Media’s President and Chief Executive Officer and Quebecor Media’s Chief Financial Officer concluded that Quebecor Media’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Quebecor Media files or submits under the Exchange Act is accumulated and communicated to management, including Quebecor Media’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Quebecor Media’s management is responsible for establishing and maintaining adequate internal control over financial reporting of Quebecor Media (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Quebecor Media’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Quebecor Media’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Quebecor Media’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of Quebecor Media are being made only in accordance with authorizations of management and directors of Quebecor Media; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Quebecor Media’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Quebecor Media’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Quebecor Media’s internal control over financial reporting was effective as of December 31, 2021.

Pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Quebecor Media is not required to include in its annual report an attestation report of Quebecor Media’s independent registered public accounting firm regarding Quebecor Media’s internal control over financial reporting. Quebecor Media management’s report regarding the effectiveness of its internal control over financial reporting was therefore not subject to attestation procedures by its independent registered public accounting firm.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Quebecor Media’s Audit and Risk Management Committee has been structured to comply with the requirements of Canadian National Instrument 52- 110 – Audit Committee (“NI 52-110”). Quebecor Media’s Board of Directors has determined that more than one “audit committee financial expert” (as defined in Item 16A of Form 20-F) are serving on Quebecor Media’s Audit and Risk Management Committee and that all members of the Audit and Risk Management Committee are “independent” directors, as defined under SEC rules.

ITEM 16B — CODE OF ETHICS

Quebecor Media has a Code of Ethics that applies to all directors, officers and employees of Quebecor Media, including its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Quebecor Media’s Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as Quebecor Media’s independent registered public accounting firm for the fiscal years ended December 31, 2021, 2020 and 2019. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2021 are included in this annual report on Form 20-F.

Quebecor Media’s Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2021, 2020 and 2019, none of the non-audit services described below were approved by the Audit and Risk Management Committee of Quebecor Media’s Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by Quebecor Media’s independent auditor, Ernst & Young LLP, for the fiscal years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019

Audit Fees(1)	$2,947,310	$2,795,109	$2,349,459
Audit related Fees(2)	76,875	—	127,767
Tax Fees(3)	138,403	48,993	80,366
All Other Fees(4)	—	—	—
Total	$3,162,588	$2,844,102	$2,557,592

(1)	Audit Fees consist of fees approved for the annual audit of Quebecor Media’s consolidated financial statements and quarterly reviews of interim financial statements of Quebecor Media with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

ITEM 16H — MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I — DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Quebecor Media’s consolidated balance sheets as at December 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2021, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

2.14

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.9 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.15

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

2.20

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

2.23

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.24

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

2.25

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

2.26

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.18 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.27

Form of 5⅜% Senior Notes due June 15, 2024 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

Exhibit Number	Description

2.28

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

2.30

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

2.33

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

2.34

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

2.35

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.27 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.36

Form of 5¾% Senior Notes due January 15, 2026 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

Exhibit Number	Description

2.37

Form of Notation of Guarantee by the subsidiary guarantors of the 5¾% Senior Notes due January 15, 2026 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.38

Indenture, dated as of September 15, 2015, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.39

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

2.40

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

2.41

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

2.42

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

2.43

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.18 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.44

Form of 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

Exhibit Number	Description

2.45

Form of Notation of Guarantee of the subsidiary guarantors of the 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.46

Indenture, dated as of April 13, 2017, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.47

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

2.48

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

2.49

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.41 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.50

Form of 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.51

Form of Notation of Guarantee of the subsidiary guarantors of the 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.52

Indenture, dated as of October 8, 2019, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.53

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

2.54

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

2.55

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.18 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.56

Form of 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.44 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.57

Form of Notation of Guarantee of the subsidiary guarantors of the 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.44 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.58

Indenture, dated as of January 22, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.44 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.59

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 22, 2021 (incorporated by reference to Exhibit 2.18 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.60

Form of 3⅝% Senior Notes due June 15, 2028 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.54 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.61

Form of Notation of Guarantee of the subsidiary guarantors of the 3⅝% Senior Notes due June 15, 2028 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.54 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.62

Indenture, dated as of June 17, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.54 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.63

Form of 3⅝% Senior Notes due June 15, 2029 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.57 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

Exhibit Number	Description

2.64

Form of Notation of Guarantee of the subsidiary guarantors of the 3⅝% Senior Notes due June 15, 2029 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.57 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.65

Indenture, dated as of June 17, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.57 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

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

12.2	Certification of Hugues Simard, Chief Financial Officer of Quebecor Media, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Hugues Simard, Chief Financial Officer of Quebecor Media, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

101	Interactive Data Files.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard
Name: Hugues Simard
Title: Chief Financial Officer

Dated: March 25, 2022

QUEBECOR MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2020 and 2019

Report of independent registered public accounting firm

To the shareholder and the board of directors of Quebecor Media Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quebecor Media Inc. [the “Corporation“] as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes [collectively referred to as the “consolidated financial statements“]. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards [IFRSs] as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Timing of revenue recognition from subscriber services in the Telecommunications segment

Description of the matter

As disclosed in note 1 (e) to the consolidated financial statements, the Telecommunications segment recognizes revenue from subscriber services, such as television distribution, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenue. The Corporation recognized $3,735.0 million of revenues for the year ended December 31, 2021 related to these services, and $309.7 million of deferred revenue as at December 31, 2021, of which a significant portion related to these services. The Corporation’s revenue recognition process involves several information technology [“IT”] applications responsible for the initiation, processing, and recording of transactions from the Corporation’s various customers, and the calculation and allocation of revenue by service in accordance with the Corporation’s accounting policy. The timing of revenue recognition is considered a critical audit matter due to the complexity in our audit procedures considering the high volume of subscribers, each receiving different services with varying invoicing schedules.

How we addressed the matter in our audit

To test the timing of revenue recognition from subscriber services in the Telecommunications segment, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of manual controls, as well as the application controls and the IT general controls with the assistance of our IT specialists, related to the timing of revenue recognition for Telecommunications subscriber services. We reperformed management’s calculation of the entire deferred revenue balance related to these subscriber services as of December 31, 2021. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the Telecommunications subscriber services as of December 31, 2021, by comparing the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We corroborated, by agreeing to supporting documentation, the appropriateness of any manual entries posted to the deferred revenue accounts. Finally, we independently developed expectations of revenue per user by service type and compared it to the average revenue per user by service type.

Capitalization of labor costs to property, plant and equipment and to intangible assets in the Telecommunications segment

Description of the matter

As disclosed in Note 3 to the consolidated financial statements, $172.0 million of labor costs were capitalized to property, plant and equipment and to intangible assets during the year ended December 31, 2021, of which a significant portion relates to the Telecommunications segment. Given the high volume of internal projects for which many employees are working on, the capitalization of labor costs is considered to be a critical audit matter in the Telecommunications segment.

How we addressed the matter in our audit

To test the capitalization of labor costs to property, plant and equipment and to intangible assets in the Telecommunications segment, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls related to the capitalization of labor costs. We discussed with project managers, for a sample of significant projects, the nature of the project and the nature of the costs capitalized, and analyzed variances compared to the budget for each cost category, including labor costs. We corroborated variances compared to the budget to supporting documents such as invoices or employee timesheets. In addition, we corroborated labor costs capitalized by comparing the number of hours worked by an employee and their charge out rate on a specific project to the approved timesheet. Finally, we performed analytical procedures by comparing the proportion of internal labor per project to prior year.

We have served as the Corporation’s auditor since 2008.

Montreal, Canada

March 22, 2022

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Revenues	2	$4,554.4	$4,317.8	$4,293.8

Employee costs	3	686.0	635.0	698.2
Purchase of goods and services	3	1,894.8	1,728.2	1,712.7
Depreciation and amortization	11, 12, 13	784.7	804.1	751.2
Financial expenses	4	325.9	277.8	282.9
Loss on valuation and translation of financial instruments		0.5	1.3	0.8
Restructuring of operations and other items	5	4.1	39.2	28.6
Loss on debt refinancing	6	80.9	—	—
Income before income taxes		777.5	832.2	819.4
Income taxes:	7
Current		256.6	208.7	107.0
Deferred		(59.8)	5.5	108.5
		196.8	214.2	215.5

Income from continuing operations		580.7	618.0	603.9
Income from discontinued operations	29	—	33.2	97.5
Net income		$580.7	$651.2	$701.4

Income from continuing operations attributable to
Shareholders		$570.7	$607.8	$598.4
Non-controlling interests		10.0	10.2	5.5

Net income attributable to
Shareholders		$570.7	$641.0	$695.9
Non-controlling interests		10.0	10.2	5.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Income from continuing operations		$580.7	$618.0	$603.9

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		0.4	(17.1)	73.8
Deferred income taxes		3.1	6.4	(2.8)
Loss on translation of investments in foreign associates		(17.6)	—	—
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	28	189.0	(83.8)	(69.0)
Deferred income taxes		(50.1)	22.2	18.4
Equity investment:
Gain on revaluation of an equity investment		1.8	—	—
Deferred income taxes		(0.2)	—	—
Reclassification to income:
Gain related to cash flow hedges	6	(1.0)	—	(1.1)
Deferred income taxes		0.6	—	0.7
		126.0	(72.3)	20.0

Comprehensive income from continuing operations		706.7	545.7	623.9
Income from discontinued operations	29	—	33.2	97.5
Comprehensive income		$706.7	$578.9	$721.4

Comprehensive income from continuing operations attributable to
Shareholders		$684.9	$538.6	$617.8
Non-controlling interests		21.8	7.1	6.1

Comprehensive income attributable to
Shareholders		$684.9	$571.8	$715.3
Non-controlling interests		21.8	7.1	6.1

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Equity attributable to shareholders
					Equity
				Accumulated	attributable
				other	to non-
	Capital	Contributed		comprehensive	controlling	Total
	stock	surplus	Deficit	loss	interests	equity
	(note 20)			(note 22)

Balance as of December 31, 2018	$3,019.7	$1.3	$(1,621.9)	$(81.3)	$88.6	$1,406.4
Net income	—	—	695.9	—	5.5	701.4
Other comprehensive income	—	—	—	19.4	0.6	20.0
Dividends	—	—	(100.0)	—	—	(100.0)
Balance as of December 31, 2019	3,019.7	1.3	(1,026.0)	(61.9)	94.7	2,027.8
Net income	—	—	641.0	—	10.2	651.2
Other comprehensive loss	—	—	—	(69.2)	(3.1)	(72.3)
Dividends	—	—	(190.0)	—	(0.2)	(190.2)
Reduction of paid-up capital	(1,729.1)	733.0	—	—	—	(996.1)
Balance as of December 31, 2020	1,290.6	734.3	(575.0)	(131.1)	101.6	1,420.4
Net income	—	—	570.7	—	10.0	580.7
Other comprehensive income	—	—	—	114.2	11.8	126.0
Dividends	—	—	(565.0)	—	(0.1)	(565.1)
Balance as of December 31, 2021	$1,290.6	$734.3	$(569.3)	$(16.9)	$123.3	$1,562.0

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Cash flows related to operating activities
Income from continuing operations		$580.7	$618.0	$603.9
Adjustments for:
Depreciation of property, plant and equipment	11	575.7	620.5	596.4
Amortization of intangible assets	12	165.3	143.4	116.7
Depreciation of right-of-use assets	13	43.7	40.2	38.1
Loss on valuation and translation of financial instruments		0.5	1.3	0.8
Gain on disposal of other assets	5	(19.4)	(0.9)	(0.7)
Impairment of assets	5	1.5	8.5	18.8
Loss on debt refinancing	6	80.9	—	—
Amortization of financing costs	4	7.9	8.0	7.9
Deferred income taxes	7	(59.8)	5.5	108.5
Other		0.7	(0.7)	(0.6)
		1,377.7	1,443.8	1,489.8
Net change in non-cash balances related to operating activities		(183.2)	51.4	(237.4)
Cash flows provided by continuing operating activities		1,194.5	1,495.2	1,252.4

Cash flows related to investing activities
Business acquisitions	8	(21.0)	(47.1)	(35.6)
Business disposals	29	—	0.2	260.7
Additions to property, plant and equipment	9, 11	(428.2)	(446.2)	(501.3)
Additions to intangible assets	12	(1,018.7)	(205.9)	(496.9)
Proceeds from disposals of assets		7.7	4.4	4.2
Acquisition of tax deductions from the parent corporation	27	(1.8)	(10.0)	(14.9)
Loans to the parent corporation	4	—	701.1	(105.0)
Acquisition of investments and other	15	(74.8)	(16.7)	(30.3)
Cash flows used in continuing investing activities		(1,536.8)	(20.2)	(919.1)

Cash flows related to financing activities
Net change in bank indebtedness		(1.7)	(27.1)	4.5
Net change under revolving facilities	17	269.8	(116.1)	(595.6)
Net change in advance from the parent corporation		4.7	16.9	—
Issuance of long-term debt, net of financing costs	17	1,986.8	—	790.7
Repayment of long-term debt	6, 17	(1,564.0)	—	(487.3)
Repayment of lease liabilities	18	(44.0)	(44.6)	(41.9)
Settlement of hedging contracts	6	183.6	(1.6)	90.0
Reduction of paid-up capital	20	—	(996.1)	—
Dividends		(565.0)	(190.0)	(100.0)
Dividends paid to non-controlling interests		(0.1)	(0.2)	—
Cash flows provided by (used in) continuing financing activities		270.1	(1,358.8)	(339.6)

Cash flows (used in) provided by continuing operations		$(72.2)	$116.2	$(6.3)

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Cash flows (used in) provided by continuing operations		$(72.2)	$116.2	$(6.3)

Cash flows provided by (used in) discontinued operations	29	—	7.1	(0.7)

Cash and cash equivalents at beginning of the year		137.3	14.0	21.0
Cash and cash equivalents at end of the year		$65.1	$137.3	$14.0

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$64.0	$136.0	$5.1
Cash equivalents		1.1	1.3	8.9
		$65.1	$137.3	$14.0

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(208.4)	$(45.9)	$17.8
Contract assets		91.5	(25.7)	(16.7)
Inventories		(46.9)	(12.6)	(32.1)
Accounts payable, accrued charges and provisions		26.9	89.7	(16.4)
Income taxes		(25.7)	81.2	(134.0)
Deferred revenue		6.3	(29.7)	(12.9)
Defined benefit plans		14.8	19.3	(14.9)
Other		(41.7)	(24.9)	(28.2)
		$(183.2)	$51.4	$(237.4)

Interest and taxes reflected as operating activities
Cash interest payments		$325.6	$307.4	$302.0
Cash income tax payments (net of refunds)		282.2	124.7	238.9

Non-cash investing transactions are presented in notes 5, 11, 12 and 13.

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020

(in millions of Canadian dollars)

	Note	2021	2020
Assets

Current assets
Cash and cash equivalents		$65.1	$137.3
Restricted cash	9	162.4	—
Accounts receivable	10, 15	744.9	563.4
Contract assets	15	129.4	174.9
Income taxes		7.3	4.0
Inventories	15	282.6	250.7
Other current assets	15	131.6	112.9
		1,523.3	1,243.2
Non-current assets
Property, plant and equipment	11	3,023.1	3,153.0
Intangible assets	12	2,344.1	1,466.7
Right-of-use assets	13	167.7	161.1
Goodwill	14	2,718.5	2,714.0
Derivative financial instruments	26	405.6	625.5
Deferred income taxes	7	41.9	48.3
Other assets	15	510.8	432.1
		9,211.7	8,600.7
Total assets		$10,735.0	$9,843.9

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2021 and 2020

(in millions of Canadian dollars)

	Note	2021	2020
Liabilities and equity

Current liabilities
Bank indebtedness		$—	$1.7
Advance from the parent corporation	27	21.6	16.9
Accounts payable, accrued charges and provisions	16	859.6	867.4
Deferred revenue		309.7	307.5
Deferred subsidies	9	162.4	—
Income taxes		47.2	70.0
Current portion of long-term debt	17	12.0	27.1
Current portion of lease liabilities	18	39.2	37.2
		1,451.7	1,327.8
Non-current liabilities
Long-term debt	17	6,468.0	5,700.5
Derivative financial instruments	26	23.3	28.4
Lease liabilities	18	170.9	166.0
Deferred income taxes	7	787.6	808.1
Other liabilities	19	271.5	392.7
		7,721.3	7,095.7
Equity
Capital stock	20	1,290.6	1,290.6
Contributed surplus		734.3	734.3
Deficit		(569.3)	(575.0)
Accumulated other comprehensive loss	22	(16.9)	(131.1)
Equity attributable to shareholders		1,438.7	1,318.8
Non-controlling interests		123.3	101.6
		1,562.0	1,420.4
Commitments and contingencies	23, 25
Total liabilities and equity		$10,735.0	$9,843.9

See accompanying notes to consolidated financial statements.

On March 22, 2022, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

On behalf of the Board of Directors,

(signed)	(signed)
The Right Honourable Brian Mulroney, P.C., C.C., LL.D. Chairman of the Board	Chantal Bélanger Director

QUEBECOR media INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refers to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal, Québec, Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

	% voting	% equity
Videotron Ltd.	100.0%	100.0%
TVA Group Inc.	99.9%	68.4%
MediaQMI Inc.	100.0%	100.0%
QMI Spectacles Inc.	100.0%	100.0%

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment rental and postproduction services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of news and entertainment digital platforms and a music streaming service, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural event management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

These segments are managed separately since they all require specific market strategies. The accounting policies of each segment are the same as the accounting policies used for the consolidated financial statements. Segment income includes income from sales to third parties and inter-segment sales. Transactions between segments are measured at exchange amounts between the parties.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor Media’s business partners and has led to a significant slowdown in some of the Corporation’s segments. Among other impacts, depending on circumstances, the restrictions and preventive measures imposed by the Québec government have caused a reduction in volume at Videotron Ltd.’s (“Videotron”) retail outlets; a reduction in advertising revenues, in sports events broadcast by the TVA Sports specialty channel and in film and audiovisual content activity in the Media segment; and the cancellation of most shows and events in the Sports and Entertainment segment. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $12.2 million were recorded in 2021 as a reduction in employee costs ($49.6 million in 2020). Given the uncertainty about the future evolution of the pandemic, including any new major wave, the full impact of the health crisis cannot be determined with certainty.

QUEBECOR media INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

SEGMENTED INFORMATION

			Sports
	Telecom-		and	Head Office
	munications	Media	Entertainment	and Inter-segments	Total
					2021
Revenues	$3,735.0	$776.0	$167.0	$(123.6)	$4,554.4

Employee costs	405.9	221.2	33.2	25.7	686.0
Purchase of goods and services	1,453.4	471.4	113.4	(143.4)	1,894.8
Adjusted EBITDA[1]	1,875.7	83.4	20.4	(5.9)	1,973.6

Depreciation and amortization					784.7
Financial expenses					325.9
Loss on valuation and translation of financial instruments					0.5
Restructuring of operations and other items					4.1
Loss on debt refinancing					80.9
Income before income taxes					$777.5

Cash flows used for
Additions to property, plant and equipment	$407.3	$19.7	$0.8	$0.4	$428.2
Additions to intangible assets	986.1	25.5	3.5	3.6	1,018.7
[1]

The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes and income from discontinued operations.

SEGMENTED INFORMATION (continued)

			Sports
	Telecom-		and	Head Office
	munications	Media	Entertainment	and Inter-segments	Total
					2020
Revenues	$3,622.6	$650.5	$158.0	$(113.3)	$4,317.8

Employee costs	403.8	176.7	30.3	24.2	635.0
Purchase of goods and services	1,354.4	391.6	119.0	(136.8)	1,728.2
Adjusted EBITDA[1]	1,864.4	82.2	8.7	(0.7)	1,954.6

Depreciation and amortization					804.1
Financial expenses					277.8
Loss on valuation and translation of financial instruments					1.3
Restructuring of operations and other items					39.2
Income before income taxes					$832.2

Cash flows used for
Additions to property, plant and equipment	$429.3	$15.9	$0.6	$0.4	$446.2
Additions to intangible assets	180.1	22.1	2.8	0.9	205.9

QUEBECOR media INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

[1]

The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR media INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

SEGMENTED INFORMATION (continued)

			Sports
	Telecom-		and	Head Office
	munications	Media	Entertainment	and Inter-segments	Total
					2019
Revenues	$3,480.4	$738.0	$192.2	$(116.8)	$4,293.8

Employee costs	398.6	228.6	38.6	32.4	698.2
Purchase of goods and services	1,278.4	434.6	146.3	(146.6)	1,712.7
Adjusted EBITDA[1]	1,803.4	74.8	7.3	(2.6)	1,882.9

Depreciation and amortization					751.2
Financial expenses					282.9
Loss on valuation and translation of financial instruments					0.8
Restructuring of operations and other items					28.6
Income before income taxes					$819.4

Cash flows used for
Additions to property, plant and equipment	$476.8	$21.8	$1.3	$1.4	$501.3
Additions to intangible assets	468.0	24.8	3.5	0.6	496.9
1	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

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

Comparative figures for the years ended December 31, 2020 and 2019 have been restated to conform to the presentation adopted for the year ended December 31, 2021.

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

(c)   Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the acquired business are recognized at their fair value at the acquisition date. Results of operations of an acquired business are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as other items in the consolidated statements of income.

(d)   Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transaction. Translation gains and losses on monetary assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments.

Investment transactions in foreign associates and the Corporation’s share in their results of operations are translated at the exchange rate prevailing at the date of the transaction. Investments in foreign associates on the consolidated balance sheets are translated at the exchange rate prevailing at the end of the reporting period and all resulting translation differences are then recorded in other comprehensive (loss) income as a (loss) gain on translation of investments in foreign associates.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

●	the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;
●	the entity can identify each party’s rights regarding the goods or services to be transferred;
●	the entity can identify the payment terms for the goods or services to be transferred;
●	the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and
●	it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” on the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

Telecommunications

The Telecommunications segment provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration can be comprised of an upfront fee or a number of monthly installments for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Telecommunications segment recognizes each of its main activities’ revenues as follows:

●	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and over-the-top video services are recognized when services are provided;
●	revenues from equipment sales to subscribers are recognized when the equipment is delivered;
●	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and
●	wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   Revenue recognition (continued)

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets on the consolidated balance sheets. Contract assets are realized over the term of the contract.

Media

The Media segment recognizes each of its main activities’ revenues as follows:

●	advertising revenues are recognized when the advertising is aired on television, is featured in newspapers or magazines or is displayed on the digital properties or on transit shelters;
●	revenues from subscriptions to specialty television channels or to online publications are recognized on a monthly basis at the time service is provided or over the period of the subscription;
●	revenues from the sale or distribution of newspapers and magazines are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;
●	soundstage and equipment rental revenues are recognized over the rental period;
●	revenues derived from speciality film and television services are recognized when services are provided; and
●	revenues from distribution of audiovisual content are recognized when the content has been delivered and accepted in accordance with the conditions of the licence or distribution agreement.

Sports and Entertainment

The Sports and Entertainment segment recognizes each of its main activities’ revenues as follows:

●	revenues from the sale or distribution of books and entertainment products are recognized upon delivery, net of provisions for estimated returns based on historical rate of returns;
●	revenues from venue rental, ticket sales (including season tickets) and sales from food concessions are recognized when the events take place and/or goods are sold, as the case may be;
●	revenues from the rental of suites are recognized ratably over the period of the agreement;
●	revenues from the sale of advertising in the form of venue signage or sponsorships are recognized ratably over the period of the agreement; and
●	revenues derived from sporting and cultural event management are recognized when services are provided.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

In the course of the Corporation’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or when the income tax liability is no longer probable.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)    Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation incremental borrowing rate at that date or the interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interest on lease liabilities is recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

(j)    Financial instruments

Classification, recognition and measurement

Most financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value through other comprehensive income or through profit or loss, and an equity investment, which is measured at fair value through other comprehensive income. In addition, contingent consideration and future conditional adjustments arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value recorded in the consolidated statements of income.

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

The Corporation generally enters into the following types of derivative financial instruments:

●	The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.
●	The Corporation uses cross-currency swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign-currency-denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)    Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

●	The Corporation has established a hedge ratio of one for one for all its hedging relationships as the underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

●	For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the cash flows of the hedged item.
●	For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.
●	Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Under hedge accounting, the Corporation applies the following accounting policies:

●	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
●	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis on the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

(k)   Financing costs

Financing costs related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)   Tax credits and government assistance

The Corporation has access to several government programs designed to support large investment projects, the roll-out of high-speed Internet services in various regions of Québec, production and distribution of televisual products and movies, as well as music products, magazine and book publishing in Canada. In addition, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Emergency Wage Subsidy program available during the COVID-19 health crisis. The Corporation also receives tax credits mainly related to its research and development activities, publishing activities and digital activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

(m)  Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(n)  Trade receivables and contract assets

Trade receivables and contract assets are presented net of a provision for expected credit losses. The Corporation is using the IFRS 9 expected credit losses method to estimate that provision, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. Amounts receivable are written off when deemed uncollectible.

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

Productions are accounted for at the lesser of cost and net realizable value. Cost includes direct employee costs, goods and services costs and general expenses allocated to each production. The production costs are charged to operating expenses when the productions are broadcast or using a method based on how future economic benefits from the productions will be generated.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)  Inventories (continued)

(ii)	Broadcast and distribution rights

Broadcast rights are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. Distribution rights include costs to acquire distribution rights for televisual products and movies and other operating costs incurred that generate future economic benefits. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the broadcast or distribution period begins and all of the following conditions have been met: (a) the cost of the licence for each program, movie, series or right to broadcast a live event is known or can be reasonably determined; (b) the programs, movies or series have been accepted or the live event is broadcast in accordance with the conditions of the licence agreement; and (c) the programs, movies or series are available for distribution, first showing or telecast, or when the live event is broadcast.

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

(p)   Long-term investments

Investments in companies subject to significant influence (“associates”) are accounted for using the equity method and recorded in “Other assets” on the consolidated balance sheets. Under the equity method, the share of the results of operations of an associate is recorded in the consolidated statements of income. Carrying values of investments are reduced to estimated fair values if there is objective evidence that the investment is impaired.

(q)   Property, plant and equipment

Property, plant and equipment are recorded at cost. Cost represents the acquisition costs, net of government subsidies and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct wireline and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of property, plant and equipment during the development phase. Expenditures, such as maintenance and repairs, are expensed as incurred.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful lives
Buildings and leasehold improvements	5 to 40 years
Machinery and equipment	3 to 20 years
Telecommunication networks	3 to 20 years

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

A decommissioning obligation in connection with the Corporation’s mobile network is recorded at the net present value of the estimated future expenditures required to settle the estimated future obligation at the consolidated balance sheet date. Changes in estimates of the decommissioning obligation are reflected in property, plant and equipment on the consolidated balance sheets. The Corporation does not record any decommissioning obligations in connection with its wireline distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for those assets.

Videotron is engaged in an agreement to operate a shared LTE network in the Province of Québec and in the Ottawa area.

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

Intangible assets

Spectrum licences are recorded at cost. Spectrum licences have an indefinite useful life and are not amortized, in view of the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada; (ii) the Corporation has the financial and operational ability to renew these spectrum licences; (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

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

Broadcasting licences, trademarks and sport franchises also have an indefinite useful life and are not amortized. These intangible assets are recorded at cost or at fair value at the acquisition date if they are acquired through a business acquisition.

Naming rights for the Videotron Centre in Québec City are recognized at cost.

Customer relationships and other intangible assets acquired through a business acquisition are recorded at fair value at the date of acquisition.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

(t)   Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated.

Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected that the plan will be carried out.

Provisions are reviewed at each consolidated balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

(u)   Stock-based compensation

Stock-based awards to employees that call for settlement in cash, deferred share units (“DSUs”) or performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 21.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs, recognized in the consolidated statements of income as employee costs, mainly include the following:

●	service costs provided in exchange for employee services rendered during the period;
●	prior service costs recognized at the earlier of (a) when the employee benefit plan is amended or (b) when restructuring costs are recognized; and
●	curtailment or settlement gain or loss.

Interest on net defined benefit liability or asset, recognized in the consolidated statements of income as financial expenses, is determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income (loss) and in accumulated other comprehensive (loss)income. Re-measurements are comprised of the following:

●	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments to liabilities;
●	the difference between actual return on plan assets and interest income on plan assets anticipated as part of the interest on net defined benefit liability or asset calculation; and
●	changes in the net benefit asset limit or in the minimum funding liability.

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

Years ended December 31,2021, 2020 and 2019

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

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate, or the use of multiples of operating performance of comparable entities. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 14.

(ii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and the carrying value of other assets or other liabilities on the consolidated balance sheets. Key assumptions and a sensitivity analysis of the discount rate are presented in note 28.

(iii)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. It can also require an assessment of the probable outcomes of legal proceedings or other contingencies. Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements are presented in note 25.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

2.    REVENUES

	2021	2020	2019
Telecommunications:
Internet	$1,201.4	$1,131.4	$1,114.3
Television	836.1	903.6	974.4
Mobile telephony	712.5	658.5	600.7
Wireline telephony	318.5	338.4	341.1
Mobile equipment sales	276.4	257.2	229.1
Wireline equipment sales	204.0	151.7	40.7
Other	186.1	181.8	180.1
Media:
Advertising	354.0	285.5	339.6
Subscription	202.7	200.3	210.6
Other	219.3	164.7	187.8
Sports and Entertainment	167.0	158.0	192.2
Inter-segments	(123.6)	(113.3)	(116.8)
	$4,554.4	$4,317.8	$4,293.8

3.    EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2021	2020	2019
Employee costs	$858.0	$835.0	$908.4
Less employee costs capitalized to property, plant and equipment and to intangible assets	(172.0)	(200.0)	(210.2)
	686.0	635.0	698.2
Purchase of goods and services[1]:
Royalties, rights and creation costs[2]	749.5	651.0	662.7
Cost of products sold	513.5	476.0	415.3
Service contracts	193.9	197.3	158.2
Marketing, circulation and distribution expenses	85.7	80.8	106.7
Other	352.2	323.1	369.8
	1,894.8	1,728.2	1,712.7
	$2,580.8	$2,363.2	$2,410.9
[1]

Cost of inventories included in purchase of goods and services amounted to $862.3 million in 2021 ($744.4 million in 2020 and $721.8 million in 2019). Write-downs of inventories totalling $7.3 million were recognized in purchase of goods and services in 2021 ($6.9 million in 2020 and $6.3 million in 2019).

[2]

In 2021, the Corporation reviewed the allocation of the value of the rights attached to the various components of its contract for National Hockey League (“NHL”) games to better reflect the economic benefits arising from them. In addition, the beginning of the 2020/2021 season was postponed from 2020 to 2021 and the season was also shortened. These changes had the effect of altering the timing of recognition in income of the NHL content rights. The cost of NHL rights therefore increased by $26.6 million in 2021 as compared to 2020.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

4.    FINANCIAL EXPENSES

	2021	2020	2019
Interest on long-term debt	$303.9	$296.4	$298.2
Amortization of financing costs	7.9	8.0	7.9
Interest on lease liabilities[1]	10.5	10.3	10.3
Interest on net defined benefit liability	8.5	7.3	6.8
Gain on foreign currency translation of short-term monetary items	(1.0)	(1.7)	(2.2)
Interest from the parent corporation[2]	—	(41.8)	(35.8)
Other	(3.9)	(0.7)	(2.3)
	$325.9	$277.8	$282.9
[1]	Includes interest on leases liabilities with the parent Corporation of an amount of $2.0 million in 2021 ($2.2 million in 2020 and $2.4 million in 2019).

[2]

From 2018 to 2020, Quebecor entered into various loan agreements with the Corporation pursuant to which the Corporation made available to Quebecor, by way of one or multiple drawdowns, non-revolving unsubordinated or subordinated and unsecured loans. The loans were bearing interest at rates from 3.50% to 5.75%. All loans were fully reimbursed on November 30, 2020.

5.    RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

In 2021, a charge of $25.3 million was recorded in connection with cost reduction initiatives in the Corporation’s various segments ($31.6 million in 2020 and $10.5 million in 2019), while an asset impairment charge of $1.5 million was also recorded in 2021 ($8.5 million in 2020 and $18.8 million in 2019).

On April 1, 2021, Alithya Group Inc. (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc., of which Quebecor was one of the main shareholders. As a result of this transaction, the Corporation now holds 11.9% of Alithya’s share capital and 6.7% of voting rights related to the issued and outstanding shares of Alithya, and a corresponding gain on disposal of $19.6 million was recorded in the second quarter of 2021. This transaction also included purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement (note 23).

In addition, the Corporation also recorded a gain related to other items of $3.1 million in 2021 ($0.9 million in 2020 and $0.7 million in 2019).

6.LOSS ON DEBT REFINANCING

On June 3, 2021, Quebecor Media issued a redemption notice for its Senior Notes in aggregate principal amount of $500.0 million, bearing interest at 6.625% and due January 15, 2023, at a redemption price of 107.934% of their principal amount. Videotron also issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $80.9 million was recorded in the consolidated statement of income in 2021, including a gain of $1.0 million previously recorded in other comprehensive income. In July 2021, the Senior Notes were redeemed and the related hedging contracts were unwound, for a total cash consideration of $1,377.9 million, including the early redemption premium.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

7.   INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2021 (26.5% in 2020 and 26.6% in 2019) with income taxes in the consolidated statements of income:

	2021	2020	2019
Income taxes at domestic statutory tax rate	$206.0	$220.5	$218.0
Increase (reduction) resulting from:
Non-deductible charges, non-taxable income and differences between current and future tax rates	(8.2)	(1.1)	(0.4)
Change in benefit arising from the recognition of current and prior year tax losses (note 29)	(2.5)	(4.7)	–
Other	1.5	(0.5)	(2.1)
Income taxes	$196.8	$214.2	$215.5

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated		Consolidated
	balance sheets		income statements
	2021	2020	2021	2020	2019
Loss carryforwards	$8.2	$4.3	$(2.1)	$2.8	$17.4
Defined benefit plans	35.3	82.5	(2.9)	(5.1)	3.8
Contract assets	(41.2)	(65.5)	(24.3)	6.7	4.5
Property, plant and equipment	(436.9)	(459.0)	(22.1)	(21.7)	9.0
Goodwill, intangible assets and other assets	(332.8)	(322.9)	9.0	20.3	64.3
Long-term debt and derivative financial instruments	(8.9)	(19.2)	(6.6)	(0.7)	3.0
Other	30.6	20.0	(10.8)	3.2	6.5
	$(745.7)	$(759.8)	$(59.8)	$5.5	$108.5

Changes in the net deferred income tax liability are as follows:

	Note	2021	2020
Balance at beginning of year		$(759.8)	$(786.5)
Recognized in income as continuing operations		59.8	(5.5)
Recognized in other comprehensive income		(46.6)	28.6
Acquisition of tax deductions	27	1.8	10.0
Business acquisitions		(0.9)	(0.8)
Discontinued operations and other		—	(5.6)
Balance at end of year		$(745.7)	$(759.8)

Deferred income tax asset		$41.9	$48.3
Deferred income tax liability		(787.6)	(808.1)
		$(745.7)	$(759.8)

As of December 31, 2021, the Corporation had loss carryforwards for income tax purposes of $25.7 million available to reduce future taxable income, which will expire between 2035 and 2041. These losses have been recognized. The Corporation also had capital losses of $391.1 million that can be carried forward indefinitely and applied only against future capital gains of which none were recognized.

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholders.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

8.  BUSINESS ACQUISITIONS

2021

●	In 2021, the Corporation acquired businesses, included in the Telecommunications segment and in the Sports and Entertainment segment, for a total cash consideration of $21.2 million.
●	In 2021, a post-closing adjustment of $0.2 million was received relating to a prior acquisition.

2020

●	On December 31, 2020, Videotron closed the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue for a cash consideration of $32.9 million, net of cash acquired of $0.1 million. The acquired assets consist mainly of the network, intangible assets and goodwill.
●	On June 17, 2020, the Sports and Entertainment segment acquired the Théâtre Capitole, a concert hall in Québec City, for a cash consideration of $10.8 million, net of an assumed working capital liability. The acquired assets consist mainly of the building and equipment.

2019

●	On February 13, 2019, TVA Group Inc. (“TVA Group”) acquired the companies in the Serdy Média inc. and Serdy Video Inc. groups, including the Évasion and Zeste specialty channels, for a total cash consideration of $23.5 million, net of cash acquired of $0.5 million. An amount of $1.6 million relating to certain post-closing adjustments was also paid during the third quarter of 2019. The acquired assets consist mainly of intangible assets and goodwill.
●	On April 1, 2019, TVA Group acquired the Incendo Media inc. group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. A first payment of $3.4 million on the balance payable was made in the fourth quarter of 2020. An amount of $0.6 million relating to certain post-closing adjustment was also received during the third quarter of 2019. The purchase price is subject to adjustments relating to the achievement of future conditions. The acquired assets consist mainly of intangible assets and goodwill.

9.RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was classified as restricted cash with a corresponding amount recorded as deferred subsidies on the consolidated balance sheets. In 2021, $53.8 million of these deferred subsidies were recognized as a reduction of additions to property, plant and equipment, upon the realization of the required investments.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

10.  ACCOUNTS RECEIVABLE

	2021	2020
Trade	$614.2	$459.6
Other	130.7	103.8
	$744.9	$563.4

11.  PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land,
	buildings and	Machinery	Telecom-	Projects
	leasehold	and	munication	under
	improvements	equipment	networks	development	Total
Cost

Balance as of December 31, 2019	$567.3	$1,985.3	$6,327.2	$97.0	$8,976.8
Additions	13.0	66.5	230.3	136.4	446.2
Net change in additions financed with non-cash balances	—	1.4	(57.0)	(9.2)	(64.8)
Reclassification	2.3	(57.4)	184.5	(129.4)	—
Retirement, disposals and other	13.7	31.0	(228.8)	–	(184.1)
Balance as of December 31, 2020	596.3	2,026.8	6,456.2	94.8	9,174.1
Additions	12.1	58.9	178.6	178.6	428.2
Net change in additions financed with non-cash balances	—	(0.4)	(1.1)	(11.2)	(12.7)
Decommissioning obligation	—	—	37.1	—	37.1
Reclassification	(7.1)	8.7	153.6	(155.2)	—
Retirement, disposals and other	(7.5)	(239.2)	0.1	(0.3)	(246.9)
Balance as of December 31, 2021	$593.8	$1,854.8	$6,824.5	$106.7	$9,379.8

	Land,
	buildings and	Machinery	Telecom-	Projects
	leasehold	and	munication	under
	improvements	equipment	networks	development	Total
Accumulated depreciation and impairment losses

Balance as of December 31, 2019	$244.1	$1,483.7	$3,870.0	$—	$5,597.8
Depreciation	20.0	145.7	454.8	—	620.5
Retirement, disposals and other	(0.6)	34.1	(230.7)	—	(197.2)
Balance as of December 31, 2020	263.5	1,663.5	4,094.1	—	6,021.1
Depreciation	19.8	119.8	436.1	—	575.7
Retirement, disposals and other	(7.6)	(232.6)	0.1	—	(240.1)
Balance as of December 31, 2021	$275.7	$1,550.7	$4,530.3	$—	$6,356.7

Net carrying amount
As of December 31, 2020	$332.8	$363.3	$2,362.1	$94.8	$3,153.0
As of December 31, 2021	$318.1	$304.1	$2,294.2	$106.7	$3,023.1

In 2020, the depreciation of certain components of the Corporation’s telecommunication networks was accelerated in order to reflect shorter remaining useful lives as a result of technology changes. Depreciation was increased by $24.0 million in 2020 to reflect the new useful lives.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

12. INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

			Broadcasting
			licences, naming
			rights, projects
	Spectrum		under development
	licences	Software	and other	Total
Cost

Balance as of December 31, 2019	$979.3	$1,270.7	$352.5	$2,602.5
Additions	—	125.6	80.3	205.9
Net change in additions financed with non-cash balances	—	(114.2)	63.8	(50.4)
Business acquisitions	—	0.1	9.6	9.7
Reclassification	—	129.0	(129.0)	—
Retirement, disposals and other	—	(21.7)	(4.9)	(26.6)
Balance as of December 31, 2020	979.3	1,389.5	372.3	2,741.1
Additions[1]	830.0	92.3	96.4	1,018.7
Net change in additions financed with non-cash balances	—	(35.3)	43.0	7.7
Business acquisitions	—	—	16.2	16.2
Reclassification	—	68.0	(68.0)	—
Retirement, disposals and other	—	(17.1)	(26.9)	(44.0)
Balance as of December 31, 2021	$1,809.3	$1,497.4	$433.0	$3,739.7

Accumulated amortization and impairment losses

Balance as of December 31, 2019	$247.7	$737.6	$173.2	$1,158.5
Amortization	—	133.0	10.4	143.4
Retirement, disposals and other	—	(21.7)	(5.8)	(27.5)
Balance as of December 31, 2020	247.7	848.9	177.8	1,274.4
Amortization	—	150.8	14.5	165.3
Retirement, disposals and other	—	(17.3)	(26.8)	(44.1)
Balance as of December 31, 2021	$247.7	$982.4	$165.5	$1,395.6

Net carrying amount
As of December 31, 2020	$731.6	$540.6	$194.5	$1,466.7
As of December 31, 2021	$1,561.6	$515.0	$267.5	$2,344.1
1	In 2021, Videotron acquired 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences. The final payment of $664.0 million was made on December 17, 2021.

The cost of internally generated intangible assets, mainly composed of software, was $902.1 million as of December 31, 2021 ($732.5 million as of December 31, 2020). For the year ended December 31, 2021, the Corporation recorded additions of internally generated intangible assets of $186.0 million ($98.6 million in 2020 and $65.2 million in 2019).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

12. INTANGIBLE ASSETS (continued)

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, were $485.1 million as of December 31, 2021 ($437.2 million as of December 31, 2020). For the year ended December 31, 2021, the Corporation recorded $64.2 million in amortization on its internally generated intangible assets ($52.2 million in 2020 and $45.2 million in 2019). The net carrying value of internally generated intangible assets was $417.0 million as of December 31, 2021 ($295.3 million as of December 31, 2020).

Spectrum licences are allocated to the Telecommunications CGU, broadcasting licences are allocated to the Broadcasting CGU, trademarks are allocated to the Telecommunications and Magazines CGUs, while sport franchises are allocated to the Sports and Entertainment CGU. The net carrying value of intangible assets with an indefinite useful life was $1,571.1 million as of December 31, 2021 ($741.1 million as of December 31, 2020).

13. RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets, which mainly relate to leases of premises and vehicles, are as follows:

	2021	2020
Cost
Balance at beginning of year	$393.4	$341.6
Additions financed with lease obligations	51.8	77.4
Retirement and other	(25.2)	(25.6)
Balance at end of year	420.0	393.4

Accumulated depreciation
Balance at beginning of year	232.3	210.7
Depreciation	43.7	40.2
Retirement and other	(23.7)	(18.6)
Balance at end of year	252.3	232.3

Net carrying amount	$167.7	$161.1

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with the parent corporation of $15.4 million as of December 31, 2021 ($18.0 million as of December 31, 2020). The depreciation expense on leases with the parent Corporation was $2.5 million in 2021 ($2.5 million in 2020 and $2.3 million in 2019).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

14. GOODWILL

Changes in the net carrying amount of goodwill are as follows:

	2021	2020
Cost
Balance at beginning of year	$5,706.8	$5,685.7
Business acquisitions	4.5	21.1
Balance at end of year	5,711.3	5,706.8

Accumulated impairment losses
Balance at beginning and at end of year	2,992.8	2,992.8

Net carrying amount	$2,718.5	$2,714.0

The net carrying amount of goodwill as of December 31, 2021 and 2020 was allocated to the following significant CGU groups:

	2021	2020
CGU groups

Telecommunications	$2,683.7	$2,679.2
Other[1]	34.8	34.8
Total	$2,718.5	$2,714.0
1	Includes mainly the CGUs related to Film, audiovisual content and television activities, Book publishing and distribution activities, and Sports and Entertainment activities.

Recoverable amounts

CGU recoverable amounts were determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by a CGU or for each nature of expenses, as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscribers, readership and viewer statistics, advertising market trends, competitive landscape, evolution of product and service offerings, wireless penetration growth, proliferation of media platforms, technology evolution, broadcast programming strategy, bargaining agreements, Canadian GDP rates, and operating cost structures.

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

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

14. GOODWILL (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed on the Corporation’s significant CGU groups:

	2021		2020
	Pre-tax	Perpetual	Pre-tax	Perpetual
	discount rate	growth	discount rate	growth
CGU groups[1]	(WACC)	rate	(WACC)	rate
Telecommunications [2]	8.5%	2.0%	8.5%	2.0%
Other	11.5 to 15.5	0.0 to 2.0	10.5 to 15.5	0.0 to 2.0
1	In 2021 and 2020, the recoverable amounts of all CGUs were based on value in use, using the discounted cash flow method , except the Television CGU which was based on fair value less costs of disposal in 2021.
2	The same recoverable amount used in the 2020 annual impairment test was used in 2021. Accordingly, pre-tax discount rate and perpetual growth rate are the same in 2021 and 2020.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunications CGU to equal its carrying value.

15. OTHER ASSETS

	2021	2020
Contract assets[1]	$155.6	$247.2
Audiovisual content	212.0	195.3
Contract costs[2]	174.8	148.2
Investments[3]	156.5	78.5
Equipment installments receivable	358.6	148.6
Other	47.6	98.7
	1,105.1	916.5
Less current portion of contract assets	(129.4)	(174.9)
Less current portion of audiovisual content (included in “Inventories”)	(139.5)	(138.0)
Less current portion of contract costs (included in “Other current assets”)	(68.5)	(59.9)
Less current portion of equipment installments receivable (included in “Accounts receivable”)	(256.9)	(111.6)
	$510.8	$432.1
1	Impairment loss on contract assets resulting from mobile contracts being cancelled prior to their initial term amounted to $17.1 million in 2021 ($20.5 million in 2020 and $19.7 million in 2019), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

2	Amortization amounted to $73.3 million in 2021 ($65.9 million in 2020 and $63.6 million in 2019).
3	In 2021, the Corporation made a strategic investment a Turkish digital technology firm for a cash consideration of $48.5 million. This investment in a foreign associate is accounted for using the equity method. A loss of $16.2 million on the translation of this investment was recorded in the consolidated statements of comprehensive income in 2021.

In 2021, the Corporation also acquired an interest in Alithya in connection with the sale of its investment in R3D Conseil inc (note 5). This equity investment is measured at fair value through other comprehensive income and accordingly, a gain on revaluation of $1.8 million was recorded in the consolidated statements of comprehensive income.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

16.  ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2021	2020
Trade and accruals	$680.9	$662.6
Salaries and employee benefits	119.3	126.4
Interest payable	44.7	55.8
Provisions and other	14.7	22.6
	$859.6	$867.4

17.  LONG-TERM DEBT

	Effective interest rate as of
	December 31, 2021	2021	2020
Quebecor Media (i)
Senior Notes (ii)		$1,089.3	$1,593.4

Videotron (iii)
Bank credit facility (iv)	1.90%	285.0	—
Senior Notes (ii)		5,123.2	4,120.0
		5,408.2	4,120.0
TVA Group (iii)
Bank credit facility (v)	1.85%	12.0	27.1

Total long-term debt		6,509.5	5,740.5

Change in fair value related to hedged interest rate risk		8.3	16.8
Financing costs, net of amortization		(37.8)	(29.7)
		(29.5)	(12.9)
		6,480.0	5,727.6
Less current portion		(12.0)	(27.1)
		$6,468.0	$5,700.5

As of December 31, 2021, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $3,245.9 million ($3,655.1 million as of December 31, 2020) while the net fair value of related hedging derivative instruments was in an asset position of $381.4 million ($605.1 million as of December 31, 2020).

(i)

Quebecor Media’s bank credit facility provides for a $300.0 million secured revolving credit facility that matures in July 2022 and bears interest at Bankers’ acceptance rate, London Inter-Bank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. This credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, and make other distributions. It is secured by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. As of December 31, 2021, the credit facility was secured by assets with a carrying value of $1,255.7 million ($1,130.2 million in 2020). As of December 31, 2021 and 2020, no amount was drawn on the secured revolving credit facility.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

17.  LONG-TERM DEBT (continued)

(ii)

The Senior Notes are unsecured and contain certain restrictions on the respective issuers, including limitations on their ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first three or five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes issued by Videotron are guaranteed by specific subsidiaries of Videotron. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2021:

			Annual nominal		Interest payable
Principal amount			interest rate	Maturity date	every 6 months on
Quebecor Media
US$	850.0		5.750%	January 15, 2023	June and December 15

Videotron
US$	600.0		5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	June 15, 2025	April and October 15
	$375.0		5.750%	January 15, 2026	March and September 15
US$	600.0		5.125%	April 15, 2027	April and October 15
	$800.0		4.500%	January 15, 2030	April and October 15
	$650.0	[1]	3.125%	January 15, 2031	January and July 15
	$750.0	[2]	3.625%	June 15, 2028	June and December 15
US$	500.0	[3]	3.625%	June 15, 2029	June and December 15
1	The Notes were issued in January 2021 for net proceeds of $644.0 million, net of financing costs of $6.0 million.
2	The Notes were issued in June 2021 for net proceeds of $743.2 million, net of financing costs of $6.8 million.
3	The Notes were issued in June 2021 for net proceeds of $599.6 million, net of financing costs of $5.8 million.

(iii) The debts of these subsidiaries are non-recourse to Quebecor Media.

(iv) Videotron’s bank credit facility provides for a $1,500.0 million secured revolving credit facility that matures in July 2023 and bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron and most of its wholly owned subsidiaries. As of December 31, 2021, the bank credit facility was secured by assets with a carrying value of $8,900.3 million ($8,114.0 million in 2020). The bank credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on Videotron’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2021, $285.0 million was drawn on the secured revolving credit facility (no amount was drawn as of December 31, 2020).

(v)  TVA Group’s bank credit facility provides for a secured revolving credit facility in the amount of $75.0 million that matures in February 2022 and bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a premium determined by TVA Group’s leverage ratio. The bank credit facility contains covenants such as maintaining certain financial ratios, limitations on TVA Group’s ability to incur additional indebtedness, pay dividends, or make other distributions. The credit facility is secured by liens on all of its movable assets and an immovable hypothec on its head office building. As of December 31, 2021, $12.0 million was drawn on the revolving credit facility ($27.1 million as of December 31, 2020).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

17.  LONG-TERM DEBT (continued)

In December 2021, Investissement Québec granted TVA Group an interest-free unsecured loan for a maximum amount of $25.0 million in order to support the construction of a fourth MELS production studio. The loan contains certain restrictive covenants as well as typical representations and warranties for these loans. As of December 31, 2021, no amount was drawn on the unsecured loan.

On February 15, 2022, TVA Group amended its secured revolving credit facility to extend its term to February 2023.

On December 31, 2021, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2022	$12.0
2023	1,374.2
2024	758.2
2025	400.0
2026	375.0
2027 and thereafter	3,590.1

Changes in long-term debt are as follows:

	2021	2020
Balance at beginning of year	$5,727.6	$5,899.4
Net change under revolving facilities, net of financing costs	269.8	(116.1)
Issuance of long-term debt, net of financing costs	1,986.8	–
Repayment of long-term debt, excluding early redemption premium	(1,484.7)	–
Foreign currency translation	(22.6)	(71.4)
Amortization of financing costs	7.9	8.0
Change in fair value related to hedged interest rate risk	(8.5)	7.7
Other	3.7	–
Balance at end of year	$6,480.0	$5,727.6

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

18. LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2021	2020
Balance at beginning of year	$203.2	$170.5
Lease obligations financing right-of-use assets	51.8	77.4
Repayments	(44.0)	(44.6)
Other	(0.9)	(0.1)
	210.1	203.2
Less current portion	(39.2)	(37.2)
	$170.9	$166.0

Lease liabilities with the parent corporation amounted to $27.0 million as of December 31, 2021 ($29.8 million in 2020).

Interest rates on lease liabilities ranged from 1.9% to 9.3% as of December 31, 2021 and 2020.

Repayments of lease liabilities over the coming years are as follows:

2022	$39.2
2023	36.6
2024	31.1
2025	22.3
2026	16.1
2027 and thereafter	64.8

19. OTHER LIABILITIES

	Note	2021	2020
Defined benefit plans	28	$154.6	$311.4
Decommissioning obligation		59.0	19.3
Other		57.9	62.0
		$271.5	$392.7

20.  CAPITAL STOCK

(a)   Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

●	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

20.  CAPITAL STOCK (continued)

(a)   Authorized capital stock (continued)

●	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;
●	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;
●	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;
●	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;
●	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)   Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2019	79,377,062	$3,019.7
Reduction of paid-up capital	—	(1,729.1)
Balance as of December 31, 2020 and 2021	79,377,062	$1,290.6

In 2020, the Corporation reduced its paid-up capital for a total cash consideration of $996.1 million. In addition, a non-cash amount of $733.0 million was transferred from the Corporation’s paid-up capital to contributed surplus.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

The following table gives details on changes to outstanding options for the years ended December 31, 2021 and 2020:

	2021		2020
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	3,455,959	$30.54	2,404,892	$29.20
Granted	50,000	31.49	1,267,267	33.19
Exercised	(101,326)	26.52	—	—
Cancelled	(1,250,033)	30.64	(216,200)	31.09
Balance at end of year	2,154,600	$30.69	3,455,959	$30.54

Vested options at end of year	188,927	$26.52	—	$—

During the year ended December 31, 2021, 101,326 stock options of the parent corporation were exercised for a cash consideration of $0.4 million (none in 2020).

As of December 31, 2021, exercise prices of all outstanding options were from $26.52 to $33.19 and the average years to maturity was 7.7.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

21.  STOCK-BASED COMPENSATION PLANS (continued)

(a)   Quebecor plans (continued)

(ii)	Deferred share unit plan

The Quebecor DSU plan is for the benefit of Quebecor’s directors. Under this plan, each director receives a portion of his/her compensation in the form of DSUs, such portion representing at least 50% of the annual retainer, which could be less upon reaching the minimum shareholding threshold set out in the policy regarding minimum shareholding by directors. Subject to certain conditions, each director may elect to receive up to 100% of the total fees payable for services as a director in the form of units. The value of a DSU is based on the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the relevant date. DSUs will entitle the holders thereof to dividends, which will be paid in the form of additional units at the same rate as that applicable to dividends paid from time to time on Quebecor Class B Shares. Subject to certain limitations, the DSUs will be redeemed by the Corporation when the director ceases to serve as a director of the Corporation. For the purpose of redeeming units, the value of a DSU shall correspond to the fair market value of Quebecor Class B Shares on the date of redemption. As of December 31, 2021, the total number of DSUs outstanding under this plan was 174,516 (151,036 as of December 31, 2020).

(b)   Quebecor Media stock option plan

During the year ended December 31, 2021, 47,950 of the Corporation’s stock options were exercised for a cash consideration of $3.2 million (81,250 stock options for $4.7 million in 2020).As of December 31, 2021, there were no outstanding option related to the Quebecor Media stock option plan.

(c)  TVA Group stock option plan

Under this stock option plan, 2,200,000 TVA Group Class B Non-Voting Shares ("TVA Group Class B Shares") have been set aside for senior executives and directors of TVA Group and its subsidiaries. The terms and conditions of options granted are determined by TVA Group’s Human Resources and Corporate Governance Committee. The subscription price of an option cannot be less than the closing price of TVA Group Class B Shares on the Toronto Stock Exchange the day before the option is granted. Unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Thus, since 2018, when granting options, the Human Resources and Corporate Governance Committee has determined that the options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The term of an option cannot exceed 10 years. Holders of options under the plan have the choice, at the time of exercising their options, of receiving a cash payment from TVA Group equal to the number of shares corresponding to the options exercised, multiplied by the difference between the market value of the TVA Group Class B Shares and the exercise price of the option or, subject to certain conditions, exercise their options to purchase TVA Group Class B Shares at the exercise price. The market value is defined as the average closing market price of the TVA Group Class B Shares for the last five trading days preceding the date on which the option was exercised. Holders of options have committed to obtain the consent of TVA Group before exercising their right to subscribe the shares for which they exercise their options.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

21.  STOCK-BASED COMPENSATION PLANS (continued)

(c)  TVA Group stock option plan (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2021 and 2020:

	2021		2020
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	795,000	$2.06	515,000	$2.43
Granted	—	—	310,000	1.40
Exercised	(39,999)	2.16	—	—
Cancelled	(385,498)	2.01	(30,000)	1.65
Balance at end of year	369,503	$2.09	795,000	$2.06

Vested options at end of year	48,832	$4.56	35,000	$6.85

As of December 31, 2021, exercise prices of all outstanding options were from $1.40 to $6.85 and the average years to maturity was 7.6.

(d)   Deferred share unit and performance share unit plans

The DSU is based either on Quebecor Class B Shares or on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of December 31, 2021, 84,647 DSUs based on Quebecor Class B Shares and 120,431 DSUs based on TVA Group Class B Shares were outstanding under these plans (136,942 and 196,965, respectively, as of December 31, 2020). During the first quarter of 2020, a cash consideration of $4.3 million was paid relating to a performance share unit plan terminated in 2020.

(e)   Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans:

December 31, 2021	Quebecor		TVA Group
Risk-free interest rate	1.33%		1.29%
Distribution yield	3.91%		—%
Expected volatility	22.26%		52.11%
Expected remaining life	3.7	years	3.7	years

December 31, 2020	Quebecor		Quebecor Media		TVA Group
Risk-free interest rate	0.54%		0.27%		0.53%
Distribution yield	2.43%		1.00%		—%
Expected volatility	21.15%		28.96%		56.27%
Expected remaining life	4.6	years	1.0	year	4.5	years

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

21.  STOCK-BASED COMPENSATION PLANS (continued)

(e)   Assumptions in estimating the fair value of stock-based awards (continued)

The expected volatility is based on the historical volatility of the underlying share price for a period equivalent to the expected remaining life of the options. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Distribution yield is based on the current average yield.

(f)   Liability for vested options

As of December 31, 2021, the liability for all vested options was $0.3 million as calculated using the intrinsic value ($2.9 million as of December 31, 2020).

(g)  Consolidated stock-based compensation charge

For the year ended December 31, 2021, a reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $2.3 million (a charge of $4.8 million in 2020 and $11.4 million in 2019).

22. ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDERS

		Translation of
	Cash flow	investments in	Defined	Equity
	hedges[1]	foreign associates	benefit plans	investment	Total
Balance as of December 31, 2018	$(30.3)	$—	$(51.0)	$—	$(81.3)
Other comprehensive income (loss)	70.6	—	(51.2)	—	19.4
Balance as of December 31, 2019	40.3	—	(102.2)	—	(61.9)
Other comprehensive loss	(10.7)	—	(58.5)	—	(69.2)
Balance as of December 31, 2020	29.6	—	(160.7)	—	(131.1)
Other comprehensive income (loss)	3.1	(17.6)	127.1	1.6	114.2
Balance as of December 31, 2021	$32.7	$(17.6)	$(33.6)	$1.6	$(16.9)
1	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/2-year period.

23.  COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and broadcasting rights, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2022	$322.1
2023 to 2026	765.0
2027 and thereafter	386.7

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

24.  GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items on the consolidated balance sheets.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued on the consolidated balance sheets with respect to these indemnifications.

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

In August 2021, a competitor launched legal proceedings in Federal Court contesting the awarding of licences in the 3500 MHZ band in Western Canada to Videotron (note 12). This case is currently before the Court.

On August 15, 2019, the CRTC issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents,restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, advance from the parent corporation, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

(a)   Description of derivative financial instruments

(i)	Foreign exchange forward contracts

	CAN dollar average
	exchange rate	Notional	Notional
Maturity	per one U.S. dollar	amount sold	amount bought
Videotron
Less than 1 year	1.2578	$177.4	US$	141.0

(ii)	Cross-currency swaps

	Hedging instrument
					CAN dollar
				Annual interest	exchange rate on
				rate on notional	interest and
	Period		Notional	amount in	capital payments
Hedged item	covered		amount	CAN dollars	per one U.S. dollar
Quebecor Media
5.750% Senior Notes due 2023	2016 to 2023	US$	431.3	7.27%	0.9792
5.750% Senior Notes due 2023	2012 to 2023	US$	418.7	6.85%	0.9759

Videotron
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months +2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

26.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)   Description of derivative financial instruments (continued)

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

(b)   Fair value of financial instruments

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2021 and 2020 are as follows:

	2021		2020
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(6,509.5)	$(6,615.3)	$(5,740.5)	$(6,169.2)
Derivative financial instruments[2]
Foreign exchange forward contracts	0.9	0.9	(8.0)	(8.0)
Cross-currency swaps	381.4	381.4	605.1	605.1
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $348.1 million as of December 31, 2021 ($552.5 million in 2020) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $34.2 million as of December 31, 2021 ($44.6 million in 2020).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2021, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $913.4 million ($790.2 million as of December 31, 2020).

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default to collect amounts receivable from customers, including contract assets.

As of December 31, 2021, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2021, the provision for expected credit losses represented 2.0% of the gross amount of trade receivables and contract assets (2.6% as of December 31, 2020), while 6.9% of trade receivables were 90 days past their billing date (5.0% as of December 31, 2020).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2021 and 2020:

	2021	2020
Balance at beginning of year	$20.8	$19.6
Changes in expected credit losses charged to income	17.2	17.4
Write-off	(19.5)	(16.2)
Balance at end of year	$18.5	$20.8

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

(d)   Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.2 years as of December 31, 2021 (4.3 years as of December 31, 2020).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

26.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)   Liquidity risk management (continued)

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

As of December 31, 2021, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and on lease liabilities, and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	or more
Advance from the parent corporation	$21.6	$21.6	$—	$—	$—
Accounts payable and accrued charges	846.6	846.6	—	—	—
Long-term debt[1]	6,509.5	12.0	2,132.4	775.0	3,590.1
Interest payments on long-term debt[2]	1,355.8	246.3	442.4	337.3	329.8
Lease liabilities	210.1	39.2	67.7	38.4	64.8
Interest payments on lease liabilities	50.3	9.1	13.3	8.5	19.4
Derivative financial instruments[3]	(332.8)	1.6	(354.2)	—	19.8
Total	$8,661.1	$1,176.4	$2,301.6	$1,159.2	$4,023.9
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2021.
3	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.

(e)   Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2021, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

26.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)   Market risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2021 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of $0.10	$0.7	$35.1
Decrease of $0.10	(0.7)	(35.1)

A variance of $0.10 in the 2021 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $8.8 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2021.

A variance of 10% in the exchange rate of CAN dollar per one Turkish Lira as of December 31, 2021 would have resulted in a variance of $3.2 million of the loss on translation of investments in foreign associates in the consolidated statements of comprehensive income.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2021, after taking into account the hedging instruments, long-term debt was comprised of 92.4% fixed-rate debt (96.1% in 2020) and 7.6% floating-rate debt (3.9% in 2020).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2021 was $4.7 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2021, as per the Corporation’s valuation models, is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of 100 basis points	$(0.7)	$(5.2)
Decrease of 100 basis points	0.7	5.2

(f)   Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

26.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(f)   Capital management (continued)

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

The Corporation’s capital structure is composed of equity, bank indebtedness, advance from the parent corporation, long-term debt, lease liabilities, derivative financial instruments and cash and cash equivalents. The capital structure as of December 31, 2021 and 2020 is as follows:

	2021	2020
Bank indebtedness	$—	$1.7
Advance from the parent corporation	21.6	16.9
Long-term debt	6,480.0	5,727.6
Lease liabilities	210.1	203.2
Derivative financial instruments	(382.3)	(597.1)
Cash and cash equivalents	(65.1)	(137.3)
Net liabilities	6,264.3	5,215.0
Equity	$1,562.0	$1,420.4

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

27.  RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2021	2020	2019
Salaries and short-term benefits	$9.1	$8.0	$10.2
Share-based compensation	(0.8)	1.3	4.1
Termination and other long-term benefits	4.1	0.9	1.3
	$12.4	$10.2	$15.6

Operating transactions

During the year ended December 31, 2021, the Corporation incurred expenses with affiliated corporations in the amount of $13.3 million ($12.6 million in 2020 and $7.0 million in 2019), which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $4.6 million (none in 2020). The Corporation made sales to affiliated corporations in the amount of $7.8 million ($3.7 million in 2020 and $3.8 million in 2019). These transactions were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation. In 2021, the Corporation received an amount of $2.4 million, which is included as a reduction in employee costs ($2.4 million in 2020 and 2019), and incurred management fees of $2.2 million ($2.2 million in 2020 and in 2019) with shareholders. These transactions were accounted for at the consideration agreed between the parties.

Tax transactions

In 2021, the parent corporation transferred $7.0 million of non-capital losses ($38.7 million in 2020 and $59.0 million in 2019) to the Corporation in exchange for a cash consideration of $1.8 million ($10.0 million in 2020 and $14.9 million in 2019). These transactions were accounted for at the consideration agreed between the parties.

Advance from the parent corporation

The advance from the parent corporation bears interest at the Canadian prime rate plus 1% and has no maturity date.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

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

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

28.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2021 and 2020:

	Pension benefits		Postretirement benefits
	2021	2020	2021	2020
Change in benefit obligations
Benefit obligations at the beginning of the year	$1,668.4	$1,480.6	$70.1	$62.9
Service costs	40.1	37.4	2.0	1.9
Interest costs	43.2	46.7	1.8	1.9
Plan participants’ contributions	9.1	10.5	—	—
Actuarial (gain) loss arising from:
Financial assumptions	(138.8)	158.8	(7.2)	8.2
Demographic assumptions	12.5	—	—	—
Participant experience	4.4	(2.8)	—	—
Benefits and settlements paid	(70.1)	(63.5)	(1.6)	(1.7)
Plan amendments and other	1.0	0.7	(3.8)	(3.1)
Benefit obligations at the end of the year	$1,569.8	$1,668.4	$61.3	$70.1

Change in plan assets
Fair value of plan assets at the beginning of the year	$1,440.0	$1,345.7	$—	$—
Actual return on plan assets	107.7	122.9	—	—
Employer contributions	37.4	26.8	1.6	1.7
Plan participants’ contributions	9.1	10.5	—	—
Benefits and settlements paid	(70.1)	(63.5)	(1.6)	(1.7)
Administrative fees	(2.1)	(2.4)	—	—
Fair value of plan assets at the end of the year	$1,522.0	$1,440.0	$—	$—

As of December 31, 2021, the weighted average duration of defined benefit obligations was 15.5 years (16.1 years in 2020). The Corporation expects future benefit payments of $66.0 million in 2022.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2021	2020
Equity securities:
Canadian	15.7%	15.4%
Foreign	25.9	24.8
Debt securities	53.1	55.7
Other	5.3	4.1
	100.0%	100.0%

The fair value of securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

28.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Where funded plans have a net defined benefit asset, the Corporation determines if potential reductions in future contributions are permitted by applicable regulations and by collective bargaining agreements. When a defined benefit asset is created, it cannot exceed the future economic benefit that the Corporation can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the Corporation. When there is a minimum funding requirement, this could also limit the amounts recognized on the balance sheet. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

The reconciliation of funded status to the net amount recognized on the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2021	2020	2021	2020
Benefit obligations	$(1,569.8)	$(1,668.4)	$(61.3)	$(70.1)
Fair value of plan assets	1,522.0	1,440.0	—	—
Plan deficit	(47.8)	(228.4)	(61.3)	(70.1)
Asset limit and minimum funding adjustment	(24.2)	(12.9)	—	—
Net amount recognized[1]	$(72.0)	$(241.3)	$(61.3)	$(70.1)
1	The net liability recognized for 2021 is $133.3 million ($311.4 million in 2020), of which an amount of $154.6 million ($311.4 million in 2020) is included in “Other liabilities” and $21.3 million (none in 2020) is included in “Other assets”.

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2021	2020	2019	2021	2020	2019
Actuarial gain (loss) on benefit obligations	$121.9	$(156.0)	$(170.4)	$7.2	$(8.2)	$(11.4)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	70.9	81.1	107.9	—	—	—
Asset limit and minimum funding adjustment	(11.0)	(0.7)	4.9	—	—	—
Re-measurement gain (loss) recorded in other comprehensive income (loss)	$181.8	$(75.6)	$(57.6)	$7.2	$(8.2)	$(11.4)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2021	2020	2019	2021	2020	2019
Employee costs:
Service costs	$40.1	$37.4	$30.4	$2.0	$1.9	$2.3
Plan amendments, administrative fees and other	3.1	4.4	4.4	—	(3.2)	(23.2)
Interest on net defined benefit liability	6.7	5.4	4.2	1.8	1.9	2.6
Net benefit costs (gain)	$49.9	$47.2	$39.0	$3.8	$0.6	$(18.3)

The expense related to defined contribution pension plans amounted to $21.5 million in 2021 ($20.1 million in 2020 and $19.6 million in 2019).

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

28.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $37.4 million in 2022, based on the most recent financial actuarial reports filed (contributions of $39.0 million were paid in 2021).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2021, 2020 and 2019 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2021	2020	2019
Benefit obligations
Rates as of year-end:
Discount rate	3.00%	2.50%	3.10%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	2.50%	3.10%	3.90%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used ranged from 59 to 62 years.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.30% at the end of 2021. These costs, as per the estimate, are expected to decrease gradually over the next five years to 5.30% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefit obligation by $22.8 million and the postretirement benefit obligation by $1.5 million as of December 31, 2021. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

29.  DISCONTINUED OPERATIONS

In the second quarter of 2020, a gain of $30.8 million, net of income taxes of $4.7 million, was recorded as certain adjusting conditions to the sale price were achieved in connection with the 4Degrees Colocation Inc. data centre operations sold in 2019 by Videotron.

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

Non-consolidated condensed statements of income and comprehensive income

	2021	2020	2019
Revenues
Dividends	$585.0	$611.0	$266.0
Distributions in excess of the investments in subsidiaries	713.2	—	311.7
Management fees	46.7	47.2	56.4
Interest on loans to the parent corporation	—	41.8	35.8
Other	60.4	51.2	64.4
	1,405.3	751.2	734.3
General and administrative expenses	110.4	100.3	118.7
Depreciation and amortization	5.8	5.8	5.8
Financial expenses	83.5	100.6	111.1
Loss on valuation and translation of financial instruments	—	0.2	0.2
Loss on debt refinancing	40.9	—	—
Other	5.2	(3.1)	2.8
Income before income taxes	1,159.5	547.4	495.7
Income taxes (recovery)	(10.1)	10.1	41.6
Net income	1,169.6	537.3	454.1
Other comprehensive income (loss)	2.3	(0.8)	16.4
Comprehensive income	$1,171.9	$536.5	$470.5

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

30.  NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed statements of cash flows

	2021	2020	2019
Cash flows related to operations
Net income	$1,169.6	$537.3	$454.1
Depreciation and amortization	5.8	5.8	5.8
Loss on valuation and translation of financial instruments	—	0.2	0.2
Amortization of financing costs	1.7	2.1	2.6
Loss on debt refinancing	40.9	—	—
Deferred income taxes	(9.8)	10.4	39.4
Other	0.8	(0.1)	2.2
Net change in non-cash balances related to operations	(19.7)	60.9	(31.2)
Cash flows provided by operations	1,189.3	616.6	473.1

Cash flows related to investing activities
Proceeds from disposal of subsidiaries	—	—	260.7
Net change in investments in subsidiaries	(97.8)	(94.2)	(46.4)
Acquisition of tax deductions from the parent corporation	(1.8)	(10.0)	(14.9)
Other	4.1	(4.2)	(7.3)
Cash flows (used in) provided by investing activities	(95.5)	(108.4)	192.1

Cash flows related to financing activities
Net change in bank indebtedness	—	(15.8)	10.2
Net change under revolving facilities, net of financing costs	—	(9.0)	8.6
Net change in advance from the parent corporation	4.7	16.9	—
Repayment of long-term debt	(539.7)	—	(434.3)
Repayment of lease liabilities	(1.4)	(1.5)	(1.2)
Settlement of hedging contracts	(1.6)	(1.6)	90.0
Dividends and reduction of paid-up capital	(565.0)	(1,186.1)	(100.0)
Net change in subordinated loans and notes payable - subsidiaries	(1,841.0)	920.0	(241.7)
Net change in convertible obligations, subordinated loans and notes receivable – subsidiaries	1,841.0	(920.8)	139.3
Net change in loans to the parent corporation	—	701.1	(105.0)
Net change in advances to or from subsidiaries	(4.7)	45.5	(24.3)
Cash flows used in financing activities	(1,107.7)	(451.3)	(658.4)

Net change in cash and cash equivalents	(13.9)	56.9	6.8
Cash and cash equivalents at the beginning of the year	63.7	6.8	—
Cash and cash equivalents at the end of the year	$49.8	$63.7	$6.8

QUEBECOR media INC.

Notes to consolidated financial statements (continued)

Years ended December 31,2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

30.  NON-CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION (continued)

Non-consolidated and condensed balance sheets

	2021	2020
Assets
Current assets	$218.8	$187.0
Investments in subsidiaries at cost	705.8	618.2
Advances to subsidiaries	98.3	60.1
Convertible obligations, subordinated loans and notes receivable – subsidiaries	1,753.5	3,594.5
Other assets	331.1	325.0
	$3,107.5	$4,784.8

Liabilities and equity
Current liabilities	$116.3	$90.8
Advance from the parent corporation	21.6	16.9
Long-term debt	1,087.8	1,589.0
Advances from subsidiaries	204.8	171.2
Other liabilities	45.2	53.7
Subordinated loan and notes payable - subsidiaries	1,911.0	3,752.0
Deficit attributable to shareholders	(279.2)	(888.8)
	$3,107.5	$4,784.8